Form 40-F
period 2004-02-28
RESEARCH IN MOTION LTD
filed 2004-07-09
CIK 1070235

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                        ______________________________

                                   FORM 40-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2004       Commission File Number 0-29898


                          Research In Motion Limited
            (Exact name of Registrant as specified in its charter)



            Ontario                             3661                   Not Applicable
(Province or other Jurisdiction     (Primary Standard Industrial      (I.R.S. Employer
of Incorporation or Organization)    Classification Code Number)    Identification No.)


                              295 Phillip Street
                               Waterloo, Ontario
                                Canada, N2L 3W8
                                (519) 888-7465
  (Address and telephone number of Registrants' principal executive offices)

                        Research In Motion Corporation
                  122 West John Carpenter Parkway, Suite 430
                              Irving, Texas 75039
                                (972) 650-6126
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)


              Securities registered or to be registered pursuant
                         to Section 12(b) of the Act.

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Common Shares, no par value

             Securities for which there is a reporting obligation
                    pursuant to Section 15(d) of the Act.

                                     None

                For annual reports, indicate by check mark the
                      information filed with this Form:

[X] Annual information form             [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 92,415,066 Common Shares outstanding as at February 28, 2004. Immediately following the Registrant's effective 2-for-1 stock split on June 4, 2004, the Registrant had 186,904,092 Common Shares outstanding.

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                     Yes          82-                             No     X
                         -------      --------                        ---------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes    X                                     No
                         -------                                      ---------

                   DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:            Annual Information Form for the year ended February
                           28, 2004, dated July 7 2004.

Document No. 2:            Audited Consolidated Financial Statements for the
                           fiscal year ended February 28, 2004, prepared in accordance with U.S. generally accepted accounting principles.

Document No. 3:            Management's Discussion and Analysis of Financial
                           Condition and Results of Operations for the fiscal year ended February 28, 2004.

                                                                 Document No. 1

================================================================================












                          RESEARCH IN MOTION LIMITED
                              295 Phillip Street
                               Waterloo, Ontario
                                    N2L 3W8



                        RENEWAL ANNUAL INFORMATION FORM
                           For the fiscal year ended
                               February 28, 2004






                                 July 9, 2004





================================================================================


                               TABLE OF CONTENTS
ITEM 1 COVER PAGE

ITEM 2............................................................................................................5

         CORPORATE STRUCTURE......................................................................................5
         THE COMPANY..............................................................................................5

ITEM 3............................................................................................................6

         GENERAL DEVELOPMENT OF THE BUSINESS......................................................................6

ITEM 4............................................................................................................7

         NARRATIVE DESCRIPTION OF THE BUSINESS....................................................................7
         INDUSTRY BACKGROUND.....................................................................................10
         SUCCESS FACTORS.........................................................................................12
         STRATEGY................................................................................................14
         PRODUCTS AND SERVICES...................................................................................15
         THIRD PARTY SOFTWARE DEVELOPERS.........................................................................18
         INDUSTRY ASSOCIATIONS...................................................................................18
         SALES, MARKETING AND DISTRIBUTION.......................................................................19
         CUSTOMERS...............................................................................................19
         COMPETITION.............................................................................................19
         PRODUCT DESIGN, ENGINEERING AND RESEARCH & DEVELOPMENT..................................................20
         INTELLECTUAL PROPERTY...................................................................................22
         PRODUCTION..............................................................................................23
         REGULATORY MATTERS......................................................................................24
         ENVIRONMENTAL REGULATIONS AND COSTS.....................................................................24
         EMPLOYEES...............................................................................................24
         FACILITIES..............................................................................................25
         LEGAL PROCEEDINGS.......................................................................................25
         RISK FACTORS............................................................................................30

ITEM 5...........................................................................................................46

         SELECTED CONSOLIDATED FINANCIAL INFORMATION.............................................................46
         DIVIDEND POLICY AND RECORD (CANADIAN $000'S)............................................................47

ITEM 6...........................................................................................................47

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................47

ITEM 7...........................................................................................................48

         MARKET FOR SECURITIES OF THE COMPANY....................................................................48

ITEM 8...........................................................................................................48

         DIRECTORS AND OFFICERS..................................................................................48

ITEM 9...........................................................................................................51

         ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE............................................51
         GLOSSARY................................................................................................53

APPENDIX A........................................................................................................1

         CHARTER OF THE AUDIT COMMITTEE...........................................................................1


                        RENEWAL ANNUAL INFORMATION FORM

                        CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Company" or "RIM" include Research In Motion Limited and its predecessors. Certain terms have the meanings specified in the Glossary. All dollar references, unless otherwise noted, are in United States dollars.

         The BlackBerry and RIM families of related marks, images and symbols are RIM's properties and trademarks. RIM, Research In Motion, "Always On, Always Connected", the 'envelope in motion' symbol, BlackBerry, BlackBerry Enterprise Edition and the BlackBerry logo are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This renewal annual information form contains and incorporates by reference forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada:

o    possible failure of RIM's appeal of the judgment in the NTP litigation;

o third-party claims for infringement of intellectual property rights by RIM;

o RIM's ability to obtain successfully patent or other proprietary or statutory protection for its technologies and products;

o RIM's ability to enhance current products and develop and introduce new products;

o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;

o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;

o effective management of growth and ongoing development of RIM's service and support operations;

o a breach of RIM's security measures, or an inappropriate disclosure of confidential information;

o    competition;

o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

o    RIM's dependence on a limited number of significant customers;

o    fluctuations in quarterly financial results;

o    reliance on third-party network developers;

o    foreign exchange risks;

o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;

o    the continued quality and reliability of RIM's products;

o    RIM's ability to manage production facilities efficiently;

o    risks associated with foreign operations;

o    dependence on key personnel;

o    continued use and expansion of the Internet;

o    regulation, certification and health risks; and

o    tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 2

CORPORATE STRUCTURE

THE COMPANY

    The Company was amalgamated on February 24, 2003 under the Business Corporations Act (Ontario) ("OBCA") and commenced operations in 1984. RIM's registered and principal business office is 295 Phillip Street, Waterloo, Ontario, N2L 3W8, telephone: (519) 888-7465, telecopier: (519) 888-6906.

INTERCORPORATE RELATIONSHIPS

The Company has three material subsidiaries requiring disclosure. All are wholly-owned, directly or indirectly, by RIM.


----------------------------------------------------------------------------------------------------------------------
NAME OF SUBSIDIARY                                      JURISDICTION OF INCORPORATION OR ORGANIZATION
----------------------------------------------------------------------------------------------------------------------
Research In Motion Corporation                          Delaware, U.S.A.
----------------------------------------------------------------------------------------------------------------------
Research In Motion UK Limited                           England and Wales
----------------------------------------------------------------------------------------------------------------------
RIM Finance, LLC                                        Delaware, U.S.A.
----------------------------------------------------------------------------------------------------------------------

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

    RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service ("SMS"), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Web Client ("BWC"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies include the BlackBerry wireless platform and the RIM Wireless Handheld product line; additional products and services include software development tools, software licensing agreements, technical support contracts and professional services.

    Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2004

     o    Doubled the BlackBerry subscriber base to over one million users;

     o Launched a number of new BlackBerry handhelds for the GSM/GPRS, iDEN and CDMA (1xRTT) networks;

     o Announced a number of new BlackBerry Connect relationships with companies including Motorola, Samsung, Siemens and Sony Ericsson;

     o Expanded BlackBerry Web Client availability to over 20,000 retail points of presence around the world;

     o Continued to expand internationally by partnering with more international carriers;

     o Added to the NASDAQ-100 Index and the Company's common shares are now included in the NASDAQ-100 Index Tracking Stock; and

     o Completed an equity offering in January 2004, which raised net proceeds of approximately $905 million.

FISCAL 2003

     o Increased the BlackBerry subscriber base to approximately 534,000 users;

     o Launched new BlackBerry handhelds for the iDEN and CDMA (1xRTT) networks, as well as additional models for GSM/GPRS networks;

     o Launched version 3.6 of BES to provide added functionality to the Company's corporate user base;

     o Launched BWC to expand RIM's addressable market to include the professional consumer ("Prosumer") segment;

     o Launched BlackBerry relationships with companies including Motorola, Samsung, Siemens and Sony Ericsson; and

     o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.

FISCAL 2002

     o Increased the BlackBerry subscriber base to approximately 321,000 users;

     o Launched a GSM/GPRS & J2ME voice-enabled BlackBerry Handheld in North America and Europe;

     o    Launched a GPRS OEM radio modem;

     o Signed distribution agreements with several wireless telecommunications carriers to expand BlackBerry's geographic reach; and

     o Launched the Java Developers Environment to foster the development of third party applications for BlackBerry

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

    The Company is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. The Company is organized and managed as a single reportable business segment. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS (short message service) messaging, organizer, Internet and intranet-based applications. The Company's technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are used by thousands of organizations around the world and are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and the BlackBerry Connect licensing program.

    A discussion of risks and uncertainties that could materially affect the Company's business, financial condition or results of operation is found on pages 9 to 10 in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), which is incorporated herein by reference. Other material risk factors are described in RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada.

    The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams. Strategic carrier relationships include:

----------------------------------------------------------------------------------------------------------
               AMERICAS                                EUROPE                              ASIA-PACIFIC
----------------------------------------------------------------------------------------------------------
AT&T Wireless                            mmO2 UK                              Hutchison Telephone Company
----------------------------------------------------------------------------------------------------------
Bell Mobility                            mmO2 Ireland                         Starhub Mobile
----------------------------------------------------------------------------------------------------------
Telcel                                   mmO2 Germany                         Telstra
----------------------------------------------------------------------------------------------------------
Nextel                                   Telfort B.V.                         Bharti
----------------------------------------------------------------------------------------------------------
T-Mobile USA                             T-Mobile Austria                     HutchWorld Limited
----------------------------------------------------------------------------------------------------------
Verizon Wireless                         T-Mobile Germany                     Smart Communications
----------------------------------------------------------------------------------------------------------
Telus Mobility                           T-Mobile UK
----------------------------------------------------------------------------------------------------------
Rogers Wireless                          Telefonica
----------------------------------------------------------------------------------------------------------
Cingular Interactive                     Telecom Italia Mobile
----------------------------------------------------------------------------------------------------------
Cingular Wireless                        SFR
----------------------------------------------------------------------------------------------------------
Motient                                  Swisscom
----------------------------------------------------------------------------------------------------------
                                         Vodafone Global
----------------------------------------------------------------------------------------------------------
                                         Vodafone Germany
----------------------------------------------------------------------------------------------------------
                                         Vodafone Italy
----------------------------------------------------------------------------------------------------------
                                         Vodafone Netherlands
----------------------------------------------------------------------------------------------------------
                                         Vodafone Spain
----------------------------------------------------------------------------------------------------------
                                         Vodafone UK
----------------------------------------------------------------------------------------------------------

    Through the BlackBerry Connect licensing program, RIM has entered into development agreements with or licensed certain of RIM's intellectual property to High Tech Computer Corporation, PalmSource, Motorola, Nokia Corporation, Samsung, Siemens and Sony Ericsson.

    RIM's primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless handhelds, software and service. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes and other ISP email services. When incorporating BES, the enterprise solution allows Microsoft Exchange and Lotus Domino users to send and receive corporate email securely. BlackBerry also enables the use of personal information management ("PIM"), functions such as calendar, address book, task list and other functions associated with personal organizers. In addition, the BlackBerry wireless solution, through the Mobile Data Service ("MDS") feature of the BES, allows users to securely access data from enterprise applications and the Internet. BWC, RIM's offering for the Prosumer, allows the integration of up to 10 different email accounts on the same handheld. BlackBerry service is provided through a combination of RIM's network operations center and the wireless networks of the Company's carrier partners.

    RIM has developed various models of its wireless handhelds, including:
BlackBerry 7700 Series, BlackBerry 7200 Series, BlackBerry 6200 Series, BlackBerry 6750/7750, BlackBerry 6510/7510, BlackBerry 6710/ 6720, BlackBerry 5810/5820, RIM 900 Series and RIM 800 Series. These products have been designed to accommodate the technical requirements of one or more of the Mobitex, DataTac, GSM/GPRS, CDMA (1xRTT) and iDEN protocols, and the wireless data networks currently supported, which are based on 2G and 2.5G technologies.

    The Company believes that the demand for wireless handhelds and services is being fuelled by several key global trends, including the following:

    o the commercial availability of 2.5G wireless networks which allow for the delivery of both voice and data communications on a single wireless handheld;

    o the emergence of mobile access to corporate intranets and enterprise applications as a competitive necessity;

    o the broad acceptance of email as a reliable, secure and indispensable means of communication; o the growing popularity of portable information devices;

    o the availability of smaller, lighter and cheaper converged handhelds, offering both voice and data capabilities;

    o the completion of roaming agreements between global wireless carriers for GPRS;

    o   the introduction of lower data pricing models by wireless carriers;

    o the proliferation of the Internet; and o the growing number of mobile workers around the world.

    Participants in the wireless handheld and services market require significant technical expertise to meet the stringent demands of the market for products with small size, reasonable battery life, "always-on" push connectivity, behind-the-firewall integration, security, extended functionality, multi-network support, global availability, and ease of use. Moreover, potential entrants must overcome other significant barriers to entry, including developing alliances with industry leading third parties such as global wireless network service providers, securing specialized component suppliers, establishing adequate financial resources and fostering relationships with enterprise software developers.

    Wireless handhelds and services are expected to play a significant role in the growing use of voice, Internet, corporate intranet, two-way messaging and eCommerce applications. The integration and focus of expert teams from various engineering disciplines have allowed RIM to develop products that RIM believes possess significant benefits over those of its competition. The secure, single-mailbox, "Always On, Always Connected" push characteristics of RIM's two-way packet switched wireless solutions that support multiple network protocols, as well as the Company's relationships with wireless carriers around the world, position RIM to maintain its role as a leading wireless solution supplier.

INDUSTRY BACKGROUND

THE MOBILE WIRELESS COMMUNICATIONS INDUSTRY

    Mobile wireless communication involves the transmission of signals using radio frequencies ("RF") between wireless networks and mobile access devices. Mobile access devices facilitate the transmission and reception of data across telecommunications networks and allow individuals to access information and communicate with other users. One-way access devices such as one-way pagers and AM/FM radios contain a radio "receiver," while more advanced, two-way mobile access devices, such as voice handsets, wireless handhelds and two-way pagers contain a radio "transceiver" that both transmits and receives signals. These two-way devices employ proprietary software that facilitates and manages the transmission, reception and processing of messages and data.

    The mobile wireless communications industry utilizes either "circuit-switched" or "packet-switched" communications. "Circuit-switched" communications involve a dedicated channel being established and utilized continuously during communication, while "packet-switched" communications involve content being broken down into segments or "packets" addressed to a specific destination that can travel independently, using different channels, to arrive at the destination.

    Applications for use on these networks fall into two additional sub-categories: one-way and two-way.

    ONE-WAY, CIRCUIT-SWITCHED. Common applications in this segment involve broadcasting of content, such as AM/FM radio and television. A channel is established and utilized continuously during communications, allowing large amounts of content to be communicated to a receiver. This segment is relatively mature.

    ONE-WAY, PACKET-SWITCHED. One-way paging is the predominant application in this segment. Content is addressed to specific users and broadcast over the entire network. Characteristics of one-way paging are small receiver devices, efficient battery consumption and relatively low cost. This segment is also relatively mature.

    TWO-WAY, CIRCUIT-SWITCHED. This segment involves two-way voice communications such as analog and digital cellular and broadband PCS. A voice conversation typically requires a circuit-switched architecture: a channel must be established and maintained continuously for the duration of the call. Characteristics of this segment include higher costs relative to paging and shorter battery life due to continuous transmission and reception demands. This segment is currently characterized by numerous standards and protocols, competing technologies and has shifted focus over the past several years from analog to digital-based technologies.

    TWO-WAY, PACKET-SWITCHED. This segment involves two-way data communications devices. This area is emerging due to the introduction of new access devices and network coverage improvements that make two-way messaging attractive to users of other wireless technologies. There are several different protocols or technologies deployed in different countries around the world, including GPRS, CDMA (1xRTT), iDEN, EDGE, Mobitex, and DataTAC.

    Two-Way, Circuit-Switched and Two-Way, Packet-Switched technologies have converged onto a single handset that allows access to both digital voice communications and two-way data access on a single handset.

    RIM's products and services are focused on the delivery of two-way, packet-switched wireless data communications in combination with circuit-switched wireless voice communications. RIM supports protocols that encompass both two-way packet-switched and circuit-switched platforms, including GPRS, CDMA (1xRTT), and iDEN.

THE CONVERGED WIRELESS COMMUNICATIONS DEVICE AND SOLUTIONS MARKET

    Access to the Internet, email and corporate data have historically been available through a personal computer connected by wireline. Early handheld devices provided only limited communication capabilities. More recently, the combination of wireless communication and handheld computing devices has created the ability for mobile wireless access to corporate messaging and PIM data, corporate databases and intranet information, the Internet, and voice communications. Converged devices enable users to enhance their productivity through support for wireless email, two-way messaging, remote database access, enterprise application data access as well as the ability to make telephone calls, browse the Internet and run third-party applications.

    Network upgrades for the integration of broadband voice and new generation wireless data networks have been widely deployed and continue to be rolled out. "Packet-overlay" protocols have been developed which permit packet data to be transmitted over a traditional circuit-switched wireless voice network. These protocols are referred to as 2.5G technologies and include GPRS, which operates over GSM networks; 1xRTT, which operates over CDMA networks; iDEN; and EDGE.

    3G wireless technologies, which will combine both voice and data transmission over packet-based networks, are in development. 3G networks promise packetized wireless voice, high bandwidth Internet browsing, high-speed broadband data and multimedia transmission. Technical, economic and market issues need to be overcome before 3G technologies achieve commercial availability.

    RIM believes that the following factors will influence commercial success in the wireless solutions and services market:

    o   small size;

    o   battery life;

    o   ease of use;

    o   compelling applications;

    o   extended functionality;

    o   extensive geographic coverage

    o   in-building penetration;

    o   competitive pricing;

    o   flexible architecture;

    o   end-to-end security;

    o   push-based architecture;

    o   multi-network support; and

    o connectivity to enterprise or personal email and enterprise applications.

    RIM believes that significant barriers to entry include the following:

    o proprietary technology, including hardware and software expertise and intellectual property rights;

    o   existing strategic alliances and relationships;

    o   access to components and established supplier relationships;

    o   existing customer and channel relationships;

    o   scarcity of highly qualified personnel;

    o   significant development costs and time-to-market;

    o   manufacturing expertise;

    o   significant financial resources and capacity;

    o   regulatory barriers such as FCC approval and network certification;
        and

    o   market recognition of industry leaders.

SUCCESS FACTORS

    Through development and integration of hardware, software and services, RIM provides end-to-end wireless solutions for seamless access to time-sensitive information including email, voice, messaging, Internet and intranet-based applications. RIM's integration and focus of research and development teams in radio frequency, hardware and software design, antenna design, circuit board design, integrated circuit design, power management, industrial design, and manufacturing engineering result in cost-effective solutions that offer small size, efficient battery consumption, ease of use, robust security and offer a significant return on investment to customers.

    RIM believes that the following characteristics give it a competitive advantage and differentiate its products and services:

    o "ALWAYS ON, ALWAYS CONNECTED". The BlackBerry wireless solution uses a "push" architecture where the handheld is in constant connection with the network. Mobile users are provided with immediate message delivery, which is significantly different from other competing solutions that do not "push" data to the end user but require the user to seek and download messages and data.

    o EXTENDED FUNCTIONALITY. Users increasingly require mobile access devices to be versatile, easy-to-use and provide a robust level of functionality in terms of configuration, features and customizable options. Functionality is also a powerful selling feature for the network infrastructure developers and the network operators who significantly influence mobile access device purchase decisions of end users. The flexible design and interfaces offered by RIM's handhelds permit RIM to provide substantial cost and performance advantages through customization and integration. In addition, BES offers customers advantages including end-to-end security, advanced IT management features, wireless calendar synchronization and wireless folder management.

    o PRICING. RIM believes that its products are well priced relative to those of suppliers of competing products. The return on investment for BlackBerry provides customers with rapid payback for their purchase. Additionally, low bandwidth for data allows carriers to offer service packages to their customers at favourable rates compared to conventional usage of dial-up networking over wireless.

    o STRENGTH OF THE BLACKBERRY BRAND AND MARKET AWARENESS. BlackBerry's recognition as a premier brand in wireless enterprise messaging presents a barrier to entry for competitors attempting to offer a similar product. Additionally, the deployment of the BES in corporations around the world makes it difficult for a new solution to gain a market foothold.

    o SUPPORT FOR MULTIPLE CARRIERS, GEOGRAPHIES AND NETWORK PROTOCOLS. The BlackBerry solution offers choice and manageability for global customers. Through relationships with the leading wireless carriers around the world, RIM is able to offer customers choice in carriers depending on their needs in a particular geography. In addition, BlackBerry supports five network protocols, GSM/GPRS, CDMA (1xRTT), iDEN, Mobitex and DataTAC, allowing customers to provide their users with the best combination of carriers and network technologies for their particular region and user base, without changing the underlying BlackBerry infrastructure.

    o SUPPORT FOR THIRD-PARTY HANDHELDS. Through its BlackBerry licensing programs, RIM will have a choice in handhelds for use with the BlackBerry architecture. Through licensing relationships with partners such as Nokia, Sony Ericsson, Siemens, Samsung, PalmSource and Motorola, customers will be able to use handsets developed by third parties to access the BlackBerry wireless messaging architecture.

    o INTELLECTUAL PROPERTY RIGHTS. RIM has sought to protect the technology that it has developed through a combination of patent, copyrights, and trade secret protection as well as through contractual arrangements.

    o FLEXIBLE ARCHITECTURE. RIM's products have been designed to accommodate the technical requirements of the GPRS, CDMA (1xRTT), iDEN, Mobitex and DataTAC networks. These products have been engineered to facilitate rapid transition to new networks as they emerge and to accommodate new applications as they are developed and commercialized. RIM has also designed its handheld as an open platform to make it attractive for other software developers to create custom applications. RIM believes its product architecture is more flexible and open than that used by many of its competitors.

    o SECURE, END-TO-END SOLUTION. BlackBerry is the first end-to-end solution designed specifically for enterprise access to email and other corporate information from a single wireless handheld. Through integration with Microsoft Exchange and Lotus Domino, the BlackBerry solution can provide corporate users with secure wireless access to their own corporate email rather than having to establish an additional email account. Other features of the solution include over-the-air calendar synchronization, over-the-air folder management, wireless synchronization of deletes, enhanced IT manageability and personal organizer features such as contacts, tasks, and memos.

STRATEGY

    Key components of RIM's business strategy include:

    EXTEND TECHNOLOGY LEADERSHIP. RIM is currently recognized as a leader in the wireless data communications industry for designing and developing the BlackBerry wireless email solution. RIM intends to maintain its leadership by focusing on the further development of two-way wireless technologies and applications, protecting its intellectual property and encouraging the adoption of its platform by wireless network service providers globally and their customers, and licensing the BlackBerry platform to key handset and service vendors.

    BROADEN STRATEGIC ALLIANCES AND RELATIONSHIPS. RIM intends to continue to strengthen and develop its strategic alliances and relationships, and enter into similar relationships to affirm and enhance its competitive position as a primary wireless handheld and solutions provider to the mobile data communications industry. Areas of strategic alliances and relationships include, but are not limited to, enterprise software applications companies, global telecommunications carriers, OEM handset and converged wireless communication device manufacturers, microchip manufacturers and global systems integrators.

    PROMOTE AND ENHANCE DEVELOPMENT OF THIRD PARTY SOFTWARE. RIM will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of J2ME based software applications for RIM's products and services.

    EXPAND THE GLOBAL REACH OF THE BLACKBERRY SOLUTION. RIM plans to continue to foster partnerships with key carriers and customers around the world to expand the BlackBerry addressable market and provide customers with access to their corporate data anywhere in the world.

    MAINTAIN MARKET LEADERSHIP AND EXPAND CUSTOMER BASE. RIM intends to maintain its position as a market leader by focusing its sales and marketing efforts on the continued use of strategic alliances and relationships to promote the sale of its products, as well as direct sales and marketing teams. RIM also intends to expand its distribution channels and addressable markets by continuing to engage and work closely with value-added resellers, Internet service providers and network partners.

    ENHANCE AND EXPAND THE BLACKBERRY SOLUTION. RIM believes that the unique functionality of the BlackBerry wireless email solution can be further enhanced for both corporate and Prosumer retail customers. RIM will focus on improving and enhancing its service, designing new form factors and developing additional BlackBerry applications.

    CONTINUE TO INVEST IN HIGHLY QUALIFIED PERSONNEL. RIM believes that the quality and skills of its senior management team and other personnel within the organization have been key factors in its progress to date. RIM intends to continue its recruiting strategies and operations in order to attract personnel to support its product development and growth strategies.

    PURSUE LICENSING AND STRATEGIC RELATIONSHIPS WITH INDUSTRY LEADERS. Through its BlackBerry Connect licensing program RIM will continue to pursue arrangements with partners to allow third-party handsets to access the BlackBerry architecture in order to broaden the addressable market and offer choice to end-users.

PRODUCTS AND SERVICES

    RIM's primary revenue stream is generated by the BlackBerry wireless solution, comprised of wireless handhelds, software and service. BlackBerry service is provided through a combination of RIM's Network Operating Centre ("NOC") and the wireless networks of RIM's carrier partners.

    The Company's revenue mix for fiscal years 2004 and 2003 is as follows:


                         ----------------------------------------------------------------
Revenue (U.S. $000's)          February 28, 2004          March 1, 2003
                         ----------------------------------------------------------------

    Handhelds                  $  343,154         57.7%         $  122,711         40.0%
    Service                       171,215         28.8%            129,332         42.2%
    Software                       47,427          8.0%             21,655          7.1%
    Other                          32,820          5.5%             33,034         10.7%
                         ----------------------------------------------------------------
                               $  594,616        100.0%         $  306,732        100.0%
                         ================================================================




    Other revenue includes accessories, non-warranty repairs, OEM radios, non-recurring engineering development contracts ("NRE") and technical support.

BLACKBERRY WIRELESS HANDHELDS

    BlackBerry Wireless Handhelds provide users with the ability to send and receive full-length wireless messages and data. BlackBerry incorporates an organizer including contact and calendar functionality, which synchronizes with the users desktop personal information management system. BlackBerry Wireless Handhelds are designed to operate on a variety of carrier networks. These carrier network types include: GSM/GPRS, CDMA, iDEN, Mobitex and DataTAC.

    The following are the BlackBerry Wireless Handhelds currently available:

    o   BLACKBERRY 7230, BLACKBERRY 7280, BLACKBERRY 6230 AND BLACKBERRY 6280

        The data and voice-enabled colour BlackBerry 7230 and BlackBerry 7280 feature a smaller form factor with a light and comfortable feel, as well as support for wireless email synchronization and integrated attachment viewing and operate on GPRS networks. This Java-based handheld delivers email, phone, SMS, browser and organizer applications in a single wireless handheld that supports international roaming and Java 2 Micro Edition ("J2ME"). The BlackBerry 6230 and BlackBerry 6280 offer similar features and have a monochrome screen.

    o   BLACKBERRY 7730, BLACKBERRY 7780 AND BLACKBERRY 6710

        The BlackBerry 7730 and BlackBerry 7780 are colour handhelds with many of the same features of the BlackBerry 7230 and BlackBerry 7280 handhelds with the key difference being that they have larger screens. The BlackBerry 6710 has a monochrome screen.

    o   BLACKBERRY 7750 AND BLACKBERRY 6750

        The BlackBerry 7750 and BlackBerry 6750 are a data and voice-enabled colour and monochrome handhelds respectively, that operate on CDMA (1XRTT) wireless networks in North America. The BlackBerry 7750 and BlackBerry 6750 feature wireless email, dual band phone, SMS, browser and organizer applications in a single handheld and support J2ME.

    o   BLACKBERRY 7510 AND BLACKBERRY 6510

        The colour BlackBerry 7510 and monochrome BlackBerry 6510 handhelds operate on Nextel's iDEN network in the United States and Telus' network in Canada. These handhelds integrate Nextel's "walkie-talkie" feature and deliver email, digital cellular phone, walkie-talkie, web and organizer applications in a single wireless handheld. The BlackBerry 7510 and BlackBerry 6510 also support open standards and incorporate J2ME.

    o   RIM 957 AND RIM 857

        The RIM 957 and RIM 857 are data-only palm-sized handhelds, which operate on the Mobitex and DataTAC networks respectively, feature an embedded RIM wireless modem, Intel 386 processor, 8MB of memory, integrated email/organizer software and a large high-resolution monochrome display screen.

SERVICE

    The Company generates an increasing amount of its consolidated revenues from BlackBerry service with respect to airtime billings to its BlackBerry user subscriber base. For the fiscal year ended February 28, 2004, RIM's BlackBerry subscriber base increased to approximately 1,069,000 from 534,000 in the previous year. The Company's service revenue is generated in one of two streams:

    o a monthly service fee charged by RIM directly to data-only end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers; or

    o a monthly infrastructure access fee to a carrier/ reseller when a carrier or other reseller bills the BlackBerry subscriber. This monthly infrastructure access fee is significantly lower than the monthly service fee charged by RIM directly to end-customers. The majority of the 2004 growth in the BlackBerry subscriber base was a result of the unit sales growth of the voice-enabled GPRS, CMDA and iDEN handhelds sold to end customers by RIM's carrier partners. Consequently, RIM's average monthly revenue per subscriber will continue to decline as the percentage of its GPRS, CDMA and iDEN BlackBerry subscriber base increases.

SOFTWARE

    An important part of the BlackBerry solution is the software that is installed on the desktop personal computers and at the corporate server level. Software revenues include fees from licensed BES software and client access licenses, maintenance and upgrades.

OEM RADIO MODEM

    RIM designs and manufactures a radio modem for embedded wireless applications. RIM works closely with OEM partners to incorporate wireless functionality into a variety of products to support applications in both mass and strategically targeted vertical markets. For example, the OEM radio modem has been used to enable wireless credit and debit verification and transactions through point of sale terminals; provide connectivity in laptops and handheld devices; provide wireless connectivity for stand-alone automatic teller machines; provide full mobile wireless data and messaging capability in ruggedized terminals; enable wireless dispatching and fleet tracking services; provide the communications module for in-car computing; enable operators to track stock in vending machines; replace telephone lines in monitored alarm systems; and update messages and displays on electronic billboards. RIM OEM radio modems are available for both Mobitex and GPRS networks.

NON-WARRANTY REPAIRS

    RIM generates revenue from the operation of its repair and maintenance program for handhelds that are returned to RIM by the carrier, reseller or customer for repair after the expiration of the contractual warranty period.


NON-RECURRING ENGINEERING DEVELOPMENT ("NRE")

    Occasionally RIM has entered into engineering development contracts with certain of its customers whereby the Company undertakes the development of new or custom products or software for a fixed-price fee. The NRE revenue is earned based upon the completion of specific contract milestones.

TECHNICAL SUPPORT SERVICES ("TSUPPORT")

    TSupport is a comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers' unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support direct with RIM. Support is provided for all BlackBerry software regardless of where it was initially purchased. There are five service support levels to satisfy each customers' specific BlackBerry support needs.

BLACKBERRY LICENSING PROGRAM

     The BlackBerry Licensing Program provides another source of service revenue for RIM. The licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to the BlackBerry using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by RIM's customers. It provides an open, global platform and addresses the distinct desires of end users, IT departments, carriers and licensees alike.

THIRD PARTY SOFTWARE DEVELOPERS

    RIM designs its wireless handhelds to be open platforms. RIM's open platform for its wireless solutions enables third party software developers to create new applications and enables manufacturers to enhance their products and services with wireless connectivity. The products have been developed using an architecture that facilitates external software development as new applications can be developed directly on a Microsoft Windows compatible PC using RIM's Software Development Kits ("SDK's"). RIM SDK's expose a rich set of interfaces to allow for the development of powerful applications. Interfaces for the MDS - RIM's wireless transport middleware - are also included. RIM SDK's contain handheld and MDS emulators to simplify development and debugging. SDK's can be downloaded from RIM's web site at no charge to assist third party software developers in writing programs for the open device platform. RIM's "Developer Zone" website is extensive and includes SDK's, answers to frequently asked questions, a discussion forum and a listing of demonstration events. RIM also has an engineering development group that provides technical support to third party developers.

INDUSTRY ASSOCIATIONS

    RIM is an active participant in numerous industry associations and standards bodies including the GSM Association, CTIA (US), ETSI (Europe), ITAC (Canada), TIA (US), IPC (US), SMTA (US), W3C, 3GPP, 3GPP2, Open Mobile Alliance (OMA), 3G Americas, EFC (Canada), CWTA (Canada) and the Java Community Process Executive Committee (JCPEC). The Company has also been involved in the work of PTCRB (US), GCF (Europe) - product certification authorities. RIM's involvement with these and other associations includes standards development, government advocacy, joint marketing, participation in conferences and trade shows, training, technology licensing by RIM, and business development.

SALES, MARKETING AND DISTRIBUTION

    RIM markets and sells its BlackBerry solution primarily through global wireless communications carriers ("carrier partners"), who distribute the solution to end users. RIM also has a number of carrier-focused business units which support the sales and marketing efforts of RIM's carrier partners through training, technical account management and sales and marketing support. BlackBerry licensing programs are also marketed by RIM and offered to mobile device manufacturers. RIM's OEM radio modems are primarily marketed through the efforts of RIM business development personnel directly. As of February 28, 2004, RIM's marketing, sales and business development, BlackBerry operations, customer support, billing and technical support teams consisted of 637 people.

CUSTOMERS

    RIM is primarily dependent on a small, but increasing number of carrier partner customers with respect to sales of its products both in terms of numbers of units sold and the aggregate value of its sales. In fiscal 2004, two customers comprised 15% and 13% of the Company's sales (fiscal 2003 - one customer comprised 12%).

    Customers for the BlackBerry wireless solution now include primarily carrier partners, and also resellers and end users ("direct customers"). The Company sells GPRS, CDMA and iDEN handhelds to carriers, who in turn bundle with airtime and sell the solution to end customers. Software is licensed directly to end customers and carriers, although it is distributed by carriers, resellers and directly through RIM. The Company's BES supports multiple networks. Direct customers are Mobitex and DataTAC BlackBerry subscribers only where RIM has purchased wholesale airtime from certain carriers. The Company sells OEM hardware, which is then incorporated into the customers' products.

    In fiscal 2004, 75.0% of the Company's revenues were derived from the United States, 15.8% were derived from other foreign jurisdictions and the remaining 9.2% of revenues were derived from Canada.

COMPETITION

    The competitive environment for the wireless data communications industry is rapidly evolving and no technology has been exclusively or commercially adopted as the industry standard for wireless data communication to date. Accordingly, both the nature of competition and the scope of the business opportunities afforded by this market are currently uncertain. Strategic relationships in the wireless data communications industry are also evolving. Specific infrastructure manufacturers, network operators and other businesses within the industry may currently be customers of, suppliers to, strategic partners with, or investors in other businesses. The Company is currently working with a number of businesses, some of which are direct competitors with each other and others of which are current or potential competitors of RIM. It is unclear to what extent network infrastructure developers, enterprise software vendors, PC or PDA vendors, or key network operators will seek to provide integrated wireless solutions, including access devices developed internally or through captive suppliers.

    In the wireless data communications access market, the Company is aware of several suppliers of access devices for public two-way wireless data networks, including: Casio Inc.; Danger, Inc.; Telefonaktiebolaget LM Ericsson; Fujitsu Limited; Good Technology Inc.; HandEra, Inc.; Hewlett-Packard Company; Hitachi America, Ltd.; Intermec Technologies Corporation; Itronix Corp; Kyocera Corp or Kyocera International Inc.; Microsoft Corporation; Mitsubishi Corporation; Motorola, Inc.; NEC Corp.; Nokia Corp.; Novatel Wireless, Inc., NTT DoCoMo Inc.; Option NV, palmOne, Inc.; Sanyo Electronic Co. Ltd.; Samsung Electronics Co., Ltd.; Sendo Ltd.; Sharp Corporation; Sierra Wireless Inc.; Sony Corporation; Sony Ericsson Inc.; and Symbol Technologies, Inc., among others. In addition the Company may face competition from companies focused on providing middleware to facilitate end-to-end wireless messaging solutions. Companies in this category include Extended Systems Inc.; Good Technology Inc.; IBM Corporation; Infowave Software Inc.; Intellisync Corporation; JP Mobile, Inc.; Microsoft Corporation; Notify Technology Corporation; Openwave Systems Inc.; Seven Networks, Inc.; Smartner Information Systems, Ltd.; Sybase, Inc.; and Visto Corporation; among others.

    A variety of approaches are being pursued as diverse handset and handheld vendors attempt to provide mobile access to corporate data. These approaches include "smart" phones, PDA's, wireless PDA's, phone/PDA hybrids, converged voice and data devices, a variety of middleware offerings and other end-to-end integrated wireless solutions. The success of these substitute products has been limited to date and their ultimate success in the marketplace is not known.

    RIM management believes that the ultimate success of the Company in achieving its business objectives will depend on its ability to ensure that its network partners receive the products and support required from RIM to drive end-user enterprise and prosumer demand for the BlackBerry solution. RIM must also remain responsive to end-user needs and continue to develop and market leading-edge hardware and applications. In addition, the Company must also ensure that its products are positioned, in terms of cost, performance and other selection criteria, to ultimately form part of the integrated wireless access solutions offered by its strategic partners within the industry to their customers.

PRODUCT DESIGN, ENGINEERING AND RESEARCH & DEVELOPMENT

    The Company's research and development strategy seeks to provide broad market applications for products derived from its technology base. As of February 28, 2004, RIM's research and development team consisted of 785 people. Gross research and development expense in fiscal 2004 was $62.6 million.

    Efficiencies in board layout and component integration combined with proprietary software and firmware features allow RIM to customize its core proprietary hardware designs to address new applications, network protocols and transmission frequencies. RIM's radio transceiver technology can be adapted to support multiple protocols in the wireless data communications market, supporting its position as a primary supplier of wireless and related hardware and software products.

    The development and support of RIM's products require several key areas of expertise within RIM to be closely integrated. RIM has recruited and developed teams with expertise in these required areas and the Company believes that the integration and focus of these teams provides RIM with a significant competitive advantage. The following chart outlines several of these key areas of expertise together with their design and user benefits.


            KEY AREA OF EXPERTISE                  DESIGN AND USER BENEFITS

        RF Engineering                       High performance radio - low cost, small size, efficient battery consumption, better coverage

        Digital ASIC                         Integration - low cost, small size
        Analog RF ASIC                       Integration - low cost, small size
        Intelligent Antennas                 effective radiated power - better
                                             coverage and efficient battery consumption

        Power Management                     Low power requirements - efficient battery consumption

        Firmware                             Integration, customization - low cost,
                                             Small size, efficient battery consumption

        Software Tools                       Software development kits - more
                                             applications available

        Testing Software                     Fast and thorough test/debug - low cost,
                                             better quality, improved service/support


    One of the significant competitive advantages of RIM's radio design is that its proprietary technology can be extended through development efforts to other protocols and to emerging digital network standards.

    The Company had previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects. Funding from TPC for the first agreement ("TPC-1") totalled $3.9 million and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6.1 million. The final payment with respect to TPC-1 is expected to be made during the first half of fiscal 2005. The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23.3 million (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross product revenues resulting from project and then other revenues. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39.3 million. No amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

    The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of Canadian scientific research and experimental development. The Company has not recognized any benefit from ITC's in its consolidated statement of operations in fiscal 2004 or fiscal 2003.

     The Company's research and development efforts are focused primarily on the following areas:

    o improving the functionality, security and performance of its BlackBerry Solution and Wireless Handhelds;

    o developing new handheld devices for current and emerging wireless network technologies and market segments;

    o building handheld device software including compilers, Java Virtual Machine, and BlackBerry applications;

    o developing server and desktop software for corporate, institutional, and prosumer environments;

    o developing infrastructure systems to provide the underlying support for wireless network and Internet connectivity;

    o providing tools and components to enable other manufacturers and operating system vendors to embed BlackBerry connectivity in their products; and

    o   improving manufacturing and testing technologies.

    The Company also engages in longer term fundamental research both directly and by selective funding of university research projects. Product development research is funded in part by purchase commitments for a product or products under development. The Company endeavours to take advantage of specific government and academic financial assistance programs to support its research activities where available. The Company dedicates a large portion of its software investment in the overall BlackBerry solution. This includes device applications, server software and infrastructure, with an emphasis on satisfying the needs of both corporate IT departments and individual customers.

INTELLECTUAL PROPERTY

    The policy of the Company is to apply for patents and/or seek other appropriate proprietary or statutory protection when it develops valuable new or improved technology. RIM believes that the rapid pace of technological change in the communications industry makes patent and trade secret protection important, but this protection must be supported by other means including the ability to attract and retain qualified personnel, new product introductions and frequent product enhancements.

    RIM protects its technology through a combination of patents, copyrights, trade secrets and contractual arrangements. RIM seeks to patent key concepts, components, protocols, processes and other inventions that it considers to have commercial value or that will likely give RIM a technological advantage. Although RIM applies for patent protection primarily in Canada and the United States, the Company has filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so. To broadly protect RIM's inventions, the Company has a team of in-house and outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, RIM owns rights to an array of patented and patent pending technologies relating to wireless communication technology.

    RIM's products also contain a number of custom ASIC's designed by RIM's engineering team that embody proprietary circuit designs owned by the Company. Additionally, RIM's software and firmware, especially the operating systems for the products and the code necessary for efficient modulation and demodulation of the radio signal carrying the wireless data, have been developed through several years of research by RIM personnel.

    It is RIM's general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment. The Company also enters into various licensing agreements with third parties by which they acquire the right to use RIM technology. In addition, RIM enters into license agreements to acquire the technology and patent portfolios of other companies that that may be essential to build devices that operate on public wireless standards (e.g. 3GPP).

PRODUCTION

    RIM owns a 124,000 square foot manufacturing facility strategically located within close proximity to the Company's research and development facilities and labs.

    RIM is well positioned to fulfill the requirements of customers seeking a reliable, assured source of supply for device orders, which are typically placed on a volume order basis, due to the substantial investment made in commissioning its manufacturing facility, as well as the expansion of production capacity to date to approximately three million handhelds per year. RIM intends to add additional production capacity as required in two ways: (i) expansion of the current manufacturing facility; and (ii) outsourcing of certain manufacturing and assembly operations. In addition to the economies of scale RIM has received by centralizing production, RIM fully integrates production with its internal research, development and supplies activities. RIM expects that these benefits will be significant and will grow incrementally as it pursues its medium term objective of positioning itself to provide cost-effective and innovative access device solutions across the entire range of current wireless network standards.

REGULATORY MATTERS

    In addition to the regulatory requirements applicable to any business, an access device manufacturer must obtain certification from the radio/telecommunications regulatory authorities in most jurisdictions before commencing commercial sale of its products in those jurisdictions. A significant competitive advantage exists for manufacturers with established businesses who have previously met the certification requirements for their products and who are familiar with the regulatory process.

    RIM's products must be approved by the Federal Communications Commission ("FCC") before they can be used in commercial quantities in the United States. In Canada, the relevant regulatory authority is Industry Canada while the European Community ("EC") sets requirements for use in EC member states. Regulatory requirements are similar in other jurisdictions. All regulators require that access devices meet various standards, including limits with respect to interference with other electronic equipment and safety standards with respect to human exposure to electromagnetic radiation.

    RIM's BlackBerry Wireless Handheld products, which are made commercially available by RIM, meet FCC, Industry Canada, and EC requirements. In addition, the RIM BlackBerry Wireless Handheld product line have obtained necessary regulatory approvals required by other countries where such products are made commercially available by RIM.

    Given the nature of its product designs, RIM does not anticipate any material regulatory approval issues for other products as they are developed for commercial release. At the present time, RIM has the required regulatory certifications for its testing facilities which allows the Company to perform all of the testing required by the FCC and Industry Canada, and most of the testing required by the EC. In addition, RIM can also perform some of the testing which is required by other international regulatory authorities in some of the countries where the Company makes its products commercially available.

ENVIRONMENTAL REGULATIONS AND COSTS

    Some of the Company's operations are subject to regulation under various provincial, federal, state and international laws relating to environment protection and the proliferation of hazardous substances. In parts of Europe and North America, the Company is currently obligated to comply with packaging and certain recycling requirements. In addition, the Company may be required to comply with substance bans and product take-back requirements that would make the Company responsible for recycling and/or disposing of products the Company has sold. These and other environmental laws may become more stringent over time, may be required in more places of RIM's business and may require the Company to incur substantial costs for compliance.

EMPLOYEES

    As of February 28, 2004, RIM had 2,223 employees; including 785 in the advanced research, product development, standards and licensing areas; 637 in sales, marketing and business development; 427 in manufacturing; and 374 in information technology which includes BlackBerry network operations and service development, finance, legal, facilities and corporate administration. Currently RIM employees enter into intellectual property rights assignments and non-disclosure agreements with the Company.

    During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the restructuring plan were dismissed on or about November 12, 2002. The Company concluded formal severance arrangements with almost all of the individuals who were terminated on November 12, 2002.

FACILITIES

    The Company's corporate headquarters and manufacturing facilities are located in Waterloo, Ontario, Canada. In a campus-type layout of 9 buildings, the facilities house the corporate, administration, finance, engineering, research and development, sale and marketing and manufacturing operations. These buildings contain a total of approximately 730,000 square feet of which RIM occupies approximately 496,000 square feet, with the balance currently sublet to tenants. The Company is in the process of re-acquiring additional square footage from tenants as they terminate their leasing arrangements or such space may otherwise come available, in order to accommodate RIM's expansion plans.

    RIM leases a 32,700 square foot facility in Nepean, Ontario and a 21,400 square foot facility in Mississauga, Ontario. These two facilities are used primarily for research and development and engineering functions.

    RIM leases a total of approximately 19,200 square feet in various locations throughout the United States and which house various sales, marketing, information technology and administration activities.

    RIM leases a total of approximately 20,500 square feet in locations outside of North America, primarily Europe, including a 16,500 square foot facility in Egham, UK which houses sales, marketing, engineering and administration activities, as well as various small sales offices throughout Europe.

LEGAL PROCEEDINGS

NTP, INC.

    During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") and is the defendant in a patent litigation matter alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

    During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

    The NTP matter went to trial during the third quarter of fiscal 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal.

    During the fourth quarter of fiscal 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages based on the jury's finding that the infringement was willful; attorney fees; and an application for a permanent injunction to prohibit RIM from providing BlackBerry service and from using, selling or manufacturing its handhelds and software in, or importing them into, the United States. The Company's counsel filed, among other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

    During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but only ruled on two of the motions. First, the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). Second, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

    On March 11, 2003, the District Court ruled that NTP was entitled to additional compensatory damages: (1) for the period November 1, 2002 to February 28, 2003; and (2) for each quarterly fiscal accounting period subsequent to February 28, 2003. On May 23, 2003, the District Court ordered that: (1) the jury's award of compensatory damages be enhanced by $8.9 million; (2) NTP be awarded enhanced compensatory damages, such that the rate of 5.7% for all post-verdict infringing revenues be increased by a factor of
0.5 (or 50%) to 8.55%; and (3) NTP be awarded approximately $4.2 million in attorneys' fees. In accordance with a joint stipulation between RIM and NTP, dated April 10, 2003, revenue from the sale of certain additional specified BlackBerry handheld models and services in the United States are included in post-verdict infringing revenues.

    The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation.

    As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional: estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court; plaintiff's attorney fees awarded by the Court; prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002; post-judgment interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

    The total expense recorded in relation to the NTP matter for the fiscal year 2003 was $58.2 million.

    During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

    On August 5, 2003, the Court ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal to the Court of Appeals for the Federal Circuit ("Appellate Court") which allows RIM to continue to provide BlackBerry service in the United States and to continue to use, sell and manufacture RIM's wireless handhelds and software in, and import them into, the United States.

    In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:


    o   Enhanced compensatory damages                  $47.5 million

    o   Plaintiff attorney fees                        $ 4.2 million

    o   Prejudgment interest                           $ 2.0 million
                                                       -------------
    o   Total                                          $53.7 million
                                                       -------------

    The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

    During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

    The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the Appellate Court denied the Company's request for a stay of the appeal proceedings.

    On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

    During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

    NTP filed its Responding Brief on or about January 2, 2004. The Company filed its Reply Brief on February 3, 2004.

    During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004. The $12.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004. The Company funded the $12.9 million into an escrow account subsequent to the end of the fourth quarter of fiscal 2004.

    For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments.

    During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004. The Company funded $15.2 million into an escrow account subsequent to the end of the first quarter of fiscal 2005 on June 28, 2004. The Company funded its enhanced compensatory damages and postjudgment interest amount of $12.7 million pertaining to the fourth quarter of fiscal 2004 into the cash escrow bank account on March 29, 2004.

    As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at May 29, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at May 29, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

    On June 7, 2004, the Company and NTP each made oral submissions before the Appellate Court. The Appellate Court has yet to rule on the appeal.

GOOD TECHNOLOGY, INC.

    The Company was involved in patent litigation with Good Technology, Inc. ("GTI").

    On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by GTI to find that one of the Company's U.S. patents is invalid or not infringed by GTI's wireless handheld products and related software (the "Northern District Action"). On February 3, 2003, the Company filed a counterclaim against GTI within the Northern District Action, alleging among other things, GTI's infringement of the Company's patent-in-suit, which counterclaim seeks injunctive relief, monetary damages and costs against GTI, along with other relief.

    During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against GTI alleging GTI's infringements of a number of the Company's patents, copyrights, trademarks and other property.

    During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against GTI. This lawsuit had been filed in the Superior Court of the State of California for the County of Orange. The complaint alleged that GTI has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing.

    Subsequent to RIM's fiscal year end of February 28, 2004, the Company and GTI (the "parties") entered into an agreement on March 26, 2004 whereby the parties have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM received a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and was credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement of this dispute was not material to the Company's financial position.

INPRO II LICENSING, S.A.R.L.

    The Company is involved in a dispute with Inpro II Licensing, S.a.r.l. ("Inpro") in connection with two of Inpro's patents. In a Delaware action, Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages in relation to one of its patents. The matter is currently scheduled for trial in September 2005 and fact discovery must be completed by October 29, 2004. The Company filed an action for a declaratory judgement of non-infringement with respect to one of the two patents, which action is the subject of a motion to stay or transfer to Delaware. Although the Company has conducted a thorough review of the relevant patents held by Inpro, and is of a view that it does not infringe on such patents, at this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in the Company's financial statements as at February 28, 2004 or for the first quarter of fiscal 2005 ended May 29, 2004.

SUMITOMO SPECIAL METALS CO., LTD.

    By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served Research In Motion UK Limited (the Company's wholly owned UK subsidiary) with a Third Party Notice in relation to litigation in Germany (the "Litigation") in which the plaintiff, Sumitomo Special Metals Co., Ltd. ("Sumitomo"), brought action against TMO for alleged infringement of a European Patent purportedly owned by Sumitomo. In very general terms, the patent relates to magnets installed as components in cell phones sold by TMO in Germany. The Third Party Notice seeks unquantified indemnification claims against Research In Motion UK Limited (and against other named cell phone manufacturers also named in the Third Party Notice) for damages incurred by TMO in the Litigation. The Company has recently determined that Research In Motion UK Limited will join the defense of the Litigation, and will add ("implead") the Company's supplier of the accused components in order to seek indemnification. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Sumitomo actions is not determinable. Accordingly, no amount has been recorded in the Company's financial statements as at February 28, 2004 or for the first quarter of fiscal 2005 ended May 29, 2004.

GENERAL

    From time to time, the Company is involved in other claims in the normal course of business. Management regularly assesses such claims and when matters are considered likely to result in a material exposure and the amount of a related loss is quantifiable, a provision for loss is made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.


RISK FACTORS

    Prospective investors in the Company's common shares should carefully consider the following risks, as well as the other information contained in this Renewal Annual Information Form. If any of the following risks actually occurs, the Company's business could be harmed. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties, including those of which the Company is currently unaware or the Company currently deems immaterial, may also adversely affect the Company's business.

                    RISKS RELATED TO INTELLECTUAL PROPERTY

    THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA HAS RULED AGAINST THE COMPANY IN THE NTP, INC. LITIGATION. ALTHOUGH THE COMPANY HAS APPEALED THE DISTRICT COURT'S FINAL JUDGMENT, THE COMPANY MAY NOT BE SUCCESSFUL IN ITS APPEAL. IF THE COMPANY'S APPEAL ULTIMATELY FAILS, AND IT IS UNABLE TO NEGOTIATE A LICENSE FROM NTP, IT WILL BE UNABLE TO CONTINUE TO SELL ITS BLACKBERRY PRODUCTS AND SERVICES IN THE UNITED STATES, ITS LARGEST MARKET, WHICH WILL HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

    In November 2001, the Company was served with a complaint filed by NTP, Inc., a patent holding company, alleging that the Company had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems. The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia, and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues". The jury also found that the infringement by the Company was willful. Based upon its finding of infringement, the jury awarded compensatory damages to NTP of $23.1 million, or 5.7% of the infringing revenues to October 31, 2002.

    Subsequent to the ruling on November 21, 2002, NTP filed several motions, including a motion for enhanced damages based on the jury's finding that the infringement was willful, and an application for a permanent injunction to prohibit the Company from providing BlackBerry service and from using, selling or manufacturing its handhelds and software in, or importing them into, the United States. On March 11, 2003, the District Court ruled that NTP was entitled to additional compensatory damages: (1) for the period November 1, 2002 to February 28, 2003; and (2) for each quarterly fiscal accounting period subsequent to February 28, 2003. On May 23, 2003, the District Court ordered that: (1) the jury's award of compensatory damages be enhanced by $8.9 million; (2) NTP be awarded enhanced compensatory damages, such that the rate of 5.7% for all post-verdict infringing revenues be increased by a factor of
0.5 (or 50%) to 8.55%; and (3) NTP be awarded approximately $4.2 million in attorneys' fees. In accordance with a joint stipulation between the Company and NTP, dated April 10, 2003, revenue from the sale of certain additional specified BlackBerry handheld models and services in the United States are included in post-verdict infringing revenues.

    On August 5, 2003, the District Court granted, and then immediately ruled to stay pending appeal, the injunction against the Company sought by NTP, which ruling allows the Company to continue to provide BlackBerry service in the United States and to continue to use, sell and manufacture its wireless handhelds and software in, and import them into, the United States pending the completion of the appeal of the District Court's judgment.

         The Company filed a notice of appeal of the District Court's judgment with the Court of Appeals for the Federal Circuit on August 29, 2003 and filed its appeal brief on November 26, 2003. On January 5, 2004, NTP filed its appeal brief with the Court of Appeals. On June 7, 2004, the Company and NTP each made oral submissions before the Appellate Court for the Federal Circuit.

    Subsequent to the November 21, 2002 jury verdict, the Director of the United States Patent and Trademark Office initiated a re-examination of the validity of the claims in several patents held by NTP, including four of the five patents at issue in the dispute. The United States Patent and Trademark Office also subsequently granted the Company's re-examination request in regard to the fifth patent-in-suit. The results of these re-examinations may not be favourable to the Company's interests, and if not, may assist NTP in the Company's appeal of the District Court's judgment. Even if the results of these re-examinations are favourable to the Company's interests, the re-examinations may not be concluded prior to the appeal being decided or such results may not assist the Company in its appeal.

    Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the then current period's enhanced compensatory damages amount into a bank account in the Eastern District of Virginia. The quarterly deposits will be retained in the account until the appeals process is complete. The quarterly deposit obligation is reflected as "restricted cash" on the Company's consolidated balance sheet. Additionally, all enforcement proceedings of the monetary aspects of the judgment have been stayed by the District Court as a result of the Company posting security, through the use of a letter of credit, in an amount sufficient to satisfy the judgment (excluding the above quarterly deposits). The total expense the Company has recorded in relation to the NTP matter in the quarter ending May 29, 2004 was $15.6. The total charge in fiscal 2004 was $35.2 million. In fiscal 2003, the total charge was $58.2 million. Thus, a combined total of $109.0 million with respect to the NTP matter has been recorded to date.

    While the jury verdict, rulings, damages and other awards in this litigation remain subject to the determination of the Court of Appeals for the Federal Circuit, the Company's appeal may not ultimately be successful. If the appeal is unsuccessful, the jury verdict in the NTP litigation, as amended by the District Court, requiring the Company to pay a royalty in respect of all infringing revenues will have a material adverse effect on the Company's future operating results and financial condition and may significantly impede the Company's growth prospects. In addition, if the Company is not able to overturn on appeal the injunction, it will be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, the largest market for the Company's products and services (representing 75.0% of consolidated revenue in fiscal 2004 and 83.3% in fiscal
2003), unless the Company is able to negotiate a license from NTP at that time, which may not be available to the Company at a reasonable cost or at all. If the Company's appeal ultimately fails and a license from NTP is not available, the Company would have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses they incur as a result. While the Company would also seek to restructure its business to focus on operations in markets outside the United States, the Company might not be successful in doing so. Any of these developments would have a material adverse effect on the Company's business, operating results and financial condition.

THE COMPANY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

    The Company's commercial success depends, in part, upon the Company not infringing intellectual property rights owned by others. The industry in which the Company competes has many participants that own, or claim to own, intellectual property. The Company cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require the Company to alter its technologies, obtain licenses or cease certain activities.

    The Company has received, and may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company's proprietary rights. Some of the Company's competitors have, or are affiliated with companies having, substantially greater resources than the Company has, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than the Company could. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could:

    o adversely affect the Company's relationships with network carriers and licensees of the BlackBerry Connect licensing program;

    o   be time-consuming to evaluate and defend;

    o   result in costly litigation;

    o   cause product shipment delays or stoppages;

    o   divert management's attention and resources;

    o   subject the Company to significant liabilities;

    o   require the Company to enter into royalty or licensing agreements; and

    o   require the Company to cease certain activities.

    In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against the Company or, in certain circumstances, the Company' customers with respect to its products and services that are not resolved in the Company's favour, the Company may be prohibited from developing or commercializing certain technologies and products unless the Company obtains a license from the holder of the patent or other intellectual property rights. There can be no assurance that the Company will be able to obtain any such license on commercially favourable terms, or at all. If the Company does not obtain such a license, its business, operating results and financial condition could be materially adversely affected and the Company could be required to cease related business operations in some markets and restructure its business to focus on continuing operations in other markets.

    The Company received a letter in May of 2003 from Inpro II Licensing, S.a.r.l. ("Inpro"), a Luxembourg-based licensing company, suggesting that the Company may require a license for two patents held by Inpro. The first patent includes claims covering a combination host/satellite computer system where the satellite (i.e. a personal digital assistant such as a wireless handheld device) and host automatically synchronize data between them through a communications interface. The second patent includes claims covering a digital assistant that interfaces with a host computer, and contains a CPU, memory, display and user-operable thumb-wheel for directional input for control operations performed with the display. Following a review of these patents, in October 2003 the Company filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. The Company is seeking a ruling that the two patents held by Inpro are either invalid or not infringed upon by the Company. Subsequently, in November 2003 Inpro filed an action in the U.S. District Court for the District of Delaware against the Company and one of the Company's carriers in the United States asserting infringement of the second of the two patents referred to above. By Order dated March 5, 2004, the Delaware court denied the Company's motion to stay or transfer the Delaware Action to Texas. The Company may not prevail in either suit and the Company may not be permitted to continue to use the technology that Inpro alleges infringes the patent-at-suit in the Delaware action. The Company cannot determine the amount of damages that might be awarded in the event that the Company is found liable for infringement. If the Company is found to have infringed the patent, a jury or judge could award injunctive relief or damages which could have a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY MAY NOT BE ABLE TO OBTAIN PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS NECESSARY TO PROTECT ITS PROPRIETARY TECHNOLOGY.

    The Company's commercial success depends to a significant degree upon its ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. The Company seeks to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. The Company owns rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and overseas. The Company continues to devote significant resources to protecting its proprietary technology. However, the Company may not be able to develop technology that is patentable, patents may not be issued in connection with the Company's pending applications and claims allowed may not be sufficient to provide the Company with exclusive protection for its technology. Furthermore, any patents issued could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage.

    A number of the Company's competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those that the Company has made or may make in the future. As patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and as publication or public awareness of new technologies often lags behind actual discoveries, the Company cannot be certain that it was the first to develop the technology covered by its pending patent applications or that it was the first to file patent applications for the technology. In addition, the disclosure in the Company's patent applications, particularly in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurances that the Company's patent applications will result in enforceable patents.

    Protection of the rights sought in published patent applications can be costly and uncertain and can involve complex legal and factual questions. In addition, the laws of certain countries in which the Company's products are sold or licensed do not protect intellectual property rights to the same extent as the laws of Canada or the United States. Therefore, the breadth of claims allowed in the Company's patents, and their enforceability, cannot be predicted. Even if the Company's patents are held to be enforceable, others may be able to design around these patents or develop products similar to the Company's products that are not within the scope of these patents. The Company cannot assure you that any of its patents or patent applications will provide any protection or competitive advantages to the Company.

    In addition to patents, the Company relies on copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. While the Company enters into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:

    o   some or all of its confidentiality agreements will not be honoured;

    o   third parties will independently develop equivalent technology;

    o disputes will arise with its strategic partners, customers or others concerning the ownership of intellectual property; or

    o   unauthorized disclosure of its know-how or trade secrets will occur.

    There can be no assurance that the Company will be successful in protecting its proprietary rights.

           RISKS RELATED TO THE COMPANY'S BUSINESS AND ITS INDUSTRY

    THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO ENHANCE ITS CURRENT PRODUCTS OR DEVELOP NEW PRODUCTS AT COMPETITIVE PRICES OR IN A TIMELY MANNER.

    The wireless data communications industry is an emerging industry that is characterized by rapid technological change, evolving industry standards and frequent new product introductions. Accordingly, the Company's future success depends upon its ability to enhance its current products and develop and introduce new products offering enhanced performance and functionality at competitive prices.

    Currently, the Company's products have been designed to accommodate the technical requirements of one or more of the Mobitex, DataTac, GSM/GPRS, CDMA (1xRTT) and iDEN protocols, and the wireless data networks it currently supports, which are based on 2G and 2.5G technologies. Although these are currently the dominant communications technology standards, they may not always be, and the Company's business may be adversely affected if these technologies or subsequent new technologically advanced products do not achieve acceptance among customers. The Company is currently developing a number of products incorporating advanced technologies, including products incorporating evolving 3G technologies, from which it will pursue those products that the Company expects to have the best chance for success based on the Company's expectations of future market demand. There cannot be any assurance that the technologies and related products which the Company develops will be brought to market by it or network operators as quickly as anticipated or that they will achieve broad customer acceptance among operators or end-users.

    The development and application of new technologies involve time, substantial costs and risks. The Company's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on RIM's operating results or could result in its products becoming obsolete. The Company's ability to compete successfully will depend in large measure on its ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its products with evolving industry standards and protocols and competitive network operating environments.

    NETWORK DISRUPTIONS COULD AFFECT THE PERFORMANCE OF THE COMPANY'S SERVICES AND HARM ITS REPUTATION.

    The BlackBerry service is provided through a combination of the Company's network operations centre and the wireless networks of its carrier partners. The Company's operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. The Company's networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources including damage or interruption by fire, earthquake, power loss, telecommunications failure, terrorist acts, war or other events. Although the Company pursues various measures to manage the risks related to network disruptions, there can be no assurances that these measures will be adequate. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on the Company's operations, sales and operating results.

    In addition, poor performance in or disruptions of the services that the Company delivers to its customers could harm its reputation, delay market acceptance of its services and subject it to liabilities. The Company enters into service level agreements, or SLAs, with certain customers. The SLAs specify the events constituting "down time" and the actions that the Company will take to rectify or respond to such down time. Failure to comply with SLAs may have a material adverse effect on RIM's business, operating results and financial condition.

    THE COMPANY'S ABILITY TO SELL THE BLACKBERRY SOLUTION IS DEPENDENT ON ESTABLISHING AND MAINTAINING RELATIONSHIPS WITH NETWORK CARRIERS AND LICENSEES.

    The Company is increasingly dependent on its ability to establish and develop new relationships and to build on existing relationships with its network carrier partners, which the Company relies on to deliver current and future products and services. The Company expects this trend to continue as it sells an increasing number of its products through network carriers and resellers, rather than directly to the enterprise or end user.

    There can be no assurances that the Company will be successful in advancing its relationships with network carriers. Any non-performance by the Company under its contracts with network carriers may have significant adverse consequences because certain customers are demanding stringent contractual undertakings with respect to service levels that involve penalties to be paid by the Company for non-performance. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for products and services, RIM's business prospects, operating results and financial condition could be materially adversely affected.

    In addition, there can be no assurances that the network carriers will act in a manner that will promote the success of the Company's products. Factors that are largely within the control of network carriers and are important to the success of the BlackBerry solution include:

    o the quality and coverage area of voice and data services offered by the carriers;

    o   the degree to which carriers actively promote the Company's products;

    o   the extent to which carriers offer and promote competitive products;

    o the pricing and terms of voice and data plans that carriers will offer for use with the BlackBerry solution;

    o sales growth of wireless handhelds, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;

    o significant numbers of new activations of BlackBerry subscribers, as well as retention of existing ones;

    o the carriers' interest in testing the Company's products on their networks;

    o   network performance and required investments in upgrades;

    o future investments in evolving network technologies, such as 3G network capability; and

    o continued support and distribution of the Company's products and services even though claims of patent infringement involving its products may be filed against its carriers and licensees as well as against the Company.

    Failure by network carrier partners to promote and support the Company's products and services could adversely affect the Company's revenue growth. Failures in the networks could result in loss of or delay in market acceptance of the Company's new product and service offerings.

    The Company sells the BlackBerry solution through network carrier partners, which distribute the solution to the Company's customers. Some of these carriers also sell products of the Company's competitors. If some of the Company's competitors offer their products to the carriers on more favourable terms or have more products available to meet their needs, there may be pressure on the Company to reduce the price of its products and services or those carriers may stop carrying the Company's products or de-emphasize the sale of its products and services in favour of those RIM's competitors.

    The Company also relies on certain network carrier partners to provide wholesale airtime, in order that the Company can re-sell to direct BlackBerry subscribers. If the carriers materially alter their pricing schedules or do not extend or renew current contractual commitments, RIM's revenue growth will be adversely affected.

    THE COMPANY RELIES ON ITS SUPPLIERS TO SUPPLY FUNCTIONAL COMPONENTS AND IS EXPOSED TO THE RISK THAT THESE SUPPLIERS WILL NOT BE ABLE TO SUPPLY COMPONENTS ON A TIMELY BASIS.

    The Company's manufacturing activity depends on obtaining adequate supplies of functional components, such as displays, semi-conductors, batteries, printed circuit boards and flash memory, on a timely basis. The Company currently is on supplier allocation for displays. The Company purchases several key components and licenses certain software used in the manufacture and operation of its products from a variety of sources. Some components come from sole source suppliers and the Company is dependent on these sources to meet the Company's needs. Alternative sources are not always available. Moreover, the Company depends on, but has limited control over, the quality and reliability of the products supplied or licensed to the Company. If the Company cannot supply products due to a lack of components, or is unable to redesign products with other components in a timely manner, the Company's business will be significantly harmed. A supplier could also discontinue or restrict supplying components or licensing software to the Company with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, the Company's business could be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier failed to meet the Company's supplier standards, such as the Company's product quality standards, and as a consequence some of its products were unacceptable to the Company, the Company's sales and operating results could be adversely affected. A supplier could also file for bankruptcy, which would have an adverse financial impact on the Company.

    The Company generally uses rolling forecasts based on anticipated product orders to determine component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If the Company overestimates its component requirements, it may result in excess inventory, which would increase the risk of obsolescence. If the Company underestimates component requirements, it may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of products. Any of these occurrences could have a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY OPERATES IN A HIGHLY COMPETITIVE INDUSTRY.

    The Company is engaged in an industry that is highly competitive and rapidly evolving. No technology has been exclusively or commercially adopted as the industry standard for wireless data communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which the Company competes is uncertain. The Company's competitors, including many new market entrants, may implement new technologies before the Company does. In addition, the Company's competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than the Company does.

    Many of the Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company does. There can be no assurance that the Company will be able to compete effectively with these companies. The Company also expects that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants, as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, PC or PDA vendors or key network operators may seek to provide integrated wireless solutions including access devices developed internally or through captive suppliers. Competition could result in price reductions, fewer customer orders and reduced gross margin. There can be no assurance that the Company will be able to compete successfully and withstand competitive pressures.

    THE COMPANY MAY NOT BE ABLE TO MANAGE GROWTH AND ONGOING DEVELOPMENT OF SERVICE AND SUPPORT OPERATIONS.

    The Company has experienced a period of significant growth in sales and personnel. Sales have increased to $594.6 million for fiscal 2004, from $306.7 million in fiscal 2003. Although sales of BlackBerry Wireless Handhelds to network operators, strategic partners and corporate partners continued to generate significant revenue streams, the Company is earning an increasing amount of its revenues from recurring monthly fees from the BlackBerry service and the licensing of BlackBerry software. The growth in the Company's services and software licensing operations will require ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as the Company continues to increase its BlackBerry customer base, and the Company will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, billing and other administrative functions. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with the expansion of these service offerings, that the systems, procedures or controls will be adequate to support its operations, or that the Company will be able to offer and expand its service offerings successfully. There are limited number of people with the necessary training and skills to manufacture and market the Company's products or to provide its services. If the Company is unable to hire or reallocate skilled employees in a timely manner, it might be unable to execute its business plans. There can be no assurance that the Company will be able to manage its growth or its shift in business revenues effectively.

    THE OCCURRENCE OR PERCEPTION OF A BREACH TO THE COMPANY'S SECURITY MEASURES OR AN INAPPROPRIATE DISCLOSURE OF CONFIDENTIAL OR PERSONAL INFORMATION COULD HARM ITS BUSINESS.

    The BlackBerry service involves the transmission of business-critical, proprietary information and provides the Company with access to personal information and data. If the security measures that the Company has implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, the Company could be exposed to litigation, possible liability and statutory sanctions. Even if the Company was not held liable, a security breach or inappropriate disclosure of confidential or personal information and/or data could harm its reputation, and even the perception of a security risk could inhibit market acceptance of the Company's products and services. In addition, the Company may be required to invest additional resources to protect the Company against damages caused by these actual or perceived disruptions or security breaches in the future.

    REDUCED SPENDING BY CUSTOMERS DUE TO THE UNCERTAINTY OF ECONOMIC AND GEOPOLITICAL CONDITIONS MAY NEGATIVELY AFFECT THE COMPANY.

    Many of the Company's end-users of the BlackBerry solution are directly affected by economic and geopolitical uncertainties. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in capital spending by end-users of the Company's products, coupled with existing economic and geopolitical uncertainties globally and in the financial services or legal markets, may create uncertainty for market demand and may affect RIM's revenues.

    It is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which the Company participates. Because all components of the Company's budgeting and forecasting are dependent upon estimates of growth in the markets that the Company serves and demand for its products and services, economic uncertainties make it difficult to estimate future income and expenditures. The future direction of the overall domestic and global economies will have an impact on the Company's overall performance. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY IS DEPENDENT ON A FEW SIGNIFICANT CUSTOMERS, THE LOSS OF ANY OF WHICH COULD HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

    The Company has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects that this trend will continue as the Company sells an increasing number of its products through network carriers and resellers rather than directly to end user customers. Revenue from carriers represented approximately 68.4% of revenue for fiscal 2004 and approximately 58.3% of revenue for fiscal 2003. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on the Company's business, operating results and financial condition.

    Additionally, two customers comprised 24% and 10%, respectively, of trade receivables as at February 28, 2004 (as at March 1, 2003, three customers comprised 17%, 16% and 14%). The Company routinely monitors the financial condition of its customers and reviews the credit history of each new customer. While the Company believes that its allowances for doubtful accounts adequately reflect the specific credit risk of its customers, historical trends and economic circumstances, such allowances may prove to be inaccurate or insufficient. If the Company experiences significant net bad debts expense for any reason, there could be a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY'S QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO FLUCTUATIONS AND DIFFICULT TO PREDICT.

    The Company's quarterly financial results are difficult to predict, may fluctuate and could be significantly impacted by the timing of substantial orders and shipments, as well as new releases of the Company's products and services. The Company's sales may also be impacted by economic factors which more significantly impact other specific industry sectors, such as the financial and legal services sectors. These sectors have represented the Company's largest end user concentration to date. The Company's operating expenses are based on anticipated revenue levels, are generally relatively fixed in the short term and are incurred throughout the quarter; thus, fluctuations in operating expenses are likely, since significant sales and marketing program costs may be incurred in a single quarter. Additionally, many of the Company's products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, or if operating expenses are higher than expected, the Company's quarterly financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by other factors, including:

    o   possible delays in the shipment of new products and services;

    o   fluctuations in activations of new BlackBerry subscribers;

    o   increased price and product competition;

    o the Company's ability to develop and deliver new products based on new and developing technologies;

    o   the size and timing of customer orders;

    o   possible delays in the acquisition of network carrier customers;

    o   changes in legislation, regulation and/or accounting rules; and

    o acts of terrorism or the outbreak of hostilities or armed conflicts between countries.

    Accordingly, there may be significant variations in the Company's quarterly financial results, and such results may not meet the expectations of analysts or investors.

    THE COMPANY'S BUSINESS RELIES ON THIRD-PARTY NETWORK INFRASTRUCTURE DEVELOPERS AND IS EXPOSED TO THE RISK THAT THESE DEVELOPERS WILL BE UNABLE TO DEVELOP OR MAINTAIN THEIR NETWORK INFRASTRUCTURE.

    The Company relies on wireless network infrastructure developers for access to emerging wireless data protocols. In addition, the Company's business is dependent on the development, deployment and maintenance by third parties of their wireless infrastructure and on their sales of products and services that use the Company's products. Market acceptance of the Company's products may also depend on support from third-party software developers and the marketing efforts of value added resellers, Internet service providers and computer manufacturers and distributors. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments, which could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company has designed BlackBerry Enterprise Server to be used with Microsoft Exchange and Lotus Notes. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange and Lotus Notes as their email and server solutions. If the number of businesses that adopt Microsoft Exchange and Lotus Notes fails to grow or grows more slowly than we currently expect, or if Microsoft or Lotus delay or fail to release new or enhanced products, or announce new incompatible products, RIM's revenues from BlackBerry corporate customers could be materially adversely affected.

    THE COMPANY IS EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCIES.

    The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. A majority of the Company's revenue and purchases of raw materials are denominated in U.S. dollars. However, a portion of revenue and capital expenditures, as well as a substantial portion of operating costs, including salaries and manufacturing overhead, are incurred in other currencies, primarily Canadian dollars. If the Canadian dollar appreciates relative to the U.S. dollar, the Company's Canadian denominated expenses will increase when translated to U.S. dollars for financial reporting purposes.

    The Company monitors its foreign exchange exposures and, in certain circumstances, maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the use of derivative financial instruments. These activities mitigate, but do not eliminate, the Company's exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect the Company's operating results in future periods.

    A SIGNIFICANT PORTION OF THE COMPANY'S ASSETS ARE HELD IN CASH, CASH EQUIVALENTS, SHORT-TERM OR LONG-TERM INVESTMENTS, ALL OF WHICH ARE SUBJECT TO MARKET AND CREDIT RISK.

    The Company is exposed to market risk for changes in interest rates with respect to its investment portfolio. The Company had a total balance of cash, cash equivalents, short term investments and investments of $1.5 billion as at February 28, 2004, compared to $530.7 million as at March 1, 2003. The Company realized investment income of $10.6 million in fiscal 2004, compared to $11.4 million in fiscal 2003. Cash equivalents, short term and other investments are invested in certain debt securities of varying maturities. Consequently, the Company is exposed to interest rate risk and its operating results may be materially adversely affected by changes in interest rates. The fair value of short term and other investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.

    Additionally, the Company is exposed to market and credit risk on its investment portfolio. While the Company's investment policies include investing in liquid, investment-grade securities and limiting investments in any single issuer, there can be no assurances that such investment policies will eliminate or reduce market or credit risks. The Company's investment policies are subject to review by the Board of Directors and may change from time to time.

    DEFECTS IN THE COMPANY'S PRODUCTS AND SERVICES CAN BE DIFFICULT TO DETECT. IF DEFECTS OCCUR, THEY COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

    The Company's products and services are highly complex and sophisticated and, from time to time, may contain design defects that are difficult to detect and correct. There can be no assurances that errors or defects will not be found in new products or services after commencement of commercial shipments or provision of such services or, if discovered, that the Company will be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in the Company's products or services could result in loss of or delay in market acceptance of its products or services, and correcting such errors and failures in its products or services could require significant expenditure of capital by the Company. The Company's products are integrated into its customers' networks and equipment. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of the Company's products or services to perform to customer expectations could give rise to warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on the Company's business, operating results and financial condition.

    IF THE COMPANY DOES NOT CONTROL ITS PRODUCTION OR THE QUALITY OF ITS PRODUCTS, THE COMPANY'S SALES COULD BE AFFECTED.

    The Company has established its own production facility, and its sales and operating profits could be adversely affected if the Company fails to manage its manufacturing and logistics efficiently or to ensure that its products meet quality standards. The Company may experience difficulties in increasing or decreasing production at its facilities, adopting new processes and finding the most effective and timely way to develop the best solutions to meet the technical requirements of its customers and of regulatory authorities. In addition, the Company is outsourcing certain of its manufacturing requirements to third parties. The failure by the Company, or any third party to which they in turn outsource our manufacturing requirements, to manage production and supply of the Company's products successfully, including the failure to meet scheduled production and delivery deadlines, or the failure of products to meet the product quality requirements of customers, could materially adversely affect the Company's financial condition, strategic partnerships and future prospects.

    THE COMPANY IS SUBJECT TO RISKS INHERENT IN FOREIGN OPERATIONS.

    Sales outside North America represented approximately 15.8% of revenues in fiscal 2004 and 9.6% of revenues in fiscal 2003. The Company intends to continue to pursue international market growth opportunities, which could result in a scenario where international sales account for a more significant portion of the Company's revenues. The Company has committed, and may continue to commit, significant resources to its international operations and sales and marketing activities. The Company maintains offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France, Italy and Germany. The Company has limited experience conducting business outside of North America, and it may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company will be subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad; complications in compliance with, and unexpected changes in regulatory requirements; foreign laws, international import and export legislation; trading and investment policies; foreign currency fluctuations; exchange controls; tariffs and other trade barriers; difficulties in collecting accounts receivable; potential adverse tax consequences; uncertainties of laws and enforcement relating to the protection of intellectual property; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and other factors, depending upon the country involved. There can be no assurances that the Company will not experience these factors in the future or that they will not have a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY'S FUTURE SUCCESS DEPENDS ON ITS EXISTING KEY PERSONNEL, THE LOSS OF ANY OF WHOM COULD ADVERSELY IMPACT ITS BUSINESS.

    The Company's success is largely dependent on its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the wireless data communications industry and the Company may not be able to attract or retain highly qualified personnel in the future. None of the Company's officers or key employees is bound by an employment agreement for any specific term. The Company does not maintain key-person life insurance policies on any of its employees. The loss of key employees could disrupt operations and impair the Company's ability to compete effectively.

    THE SALE OF THE COMPANY'S PRODUCTS IS DEPENDENT UPON THE CONTINUED USE AND EXPANSION OF THE INTERNET.

    Increased sales of the Company's products and services will depend upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons. The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet, or the use of information collected from communications or transactions over the Internet, or may seek to tax Internet commerce, could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the Company's products and services may be materially adversely affected.

    THE COMPANY IS SUBJECT TO REGULATION, CERTIFICATION AND HEALTH RISKS THAT COULD AFFECT ITS BUSINESS.

    The Company's products must be approved by the Federal Communications Commission, or the FCC, before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Canada, Europe, Asia and other jurisdictions must also be met. Although the Company's products and solutions are designed to meet all relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could materially adversely affect the Company through a reduction in sales.

         In addition to regulatory approvals, product manufacturers must obtain certification from the networks upon which their products operate. Failure to maintain regulatory approvals and network certifications for the Company's current products or a failure to obtain required regulatory approvals or network certifications for any new products on a timely basis could have a material adverse effect on the Company's business, operating results and financial condition.

    THE COMPANY'S WORLDWIDE OPERATIONS SUBJECT IT TO INCOME TAXES IN MANY JURISDICTIONS, AND THE COMPANY MUST EXERCISE SIGNIFICANT JUDGMENT IN ORDER TO DETERMINE ITS WORLDWIDE FINANCIAL PROVISION FOR INCOME TAXES. THAT DETERMINATION IS ULTIMATELY AN ESTIMATE AND, ACCORDINGLY, THERE CAN BE NO ASSURANCES THAT THE COMPANY'S HISTORICAL INCOME TAX PROVISIONS AND ACCRUALS WILL BE ADEQUATE.

    The Company is subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining its worldwide provision for income taxes. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates are reasonable, there can be no assurances that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material adverse effect on the Company's current and future results and financial condition.

    THE  MARKET PRICE OF THE COMPANY'S COMMON SHARES MAY BE VOLATILE.

    The market price of the Company's outstanding common shares in the past has been and may in the future be volatile due in part to highly volatile markets generally, particularly for technology company shares. A variety of events, including quarter-to-quarter variations in operating results, entering into or failing to enter into or renew a material contract or order, news announcements by the Company or its competitors, trading volume, general market trends for technology companies and other factors, could result in wide fluctuations in the market price for its common shares. In addition, the Company's share price may be affected by factors such as the performance of other technology companies, announcements by or results of our competitors, results of existing or potential litigation, including developments in the NTP litigation, updates to forward-looking financial guidance, and announcements regarding new products and services.

    THERE COULD BE ADVERSE TAX CONSEQUENCE FOR THE COMPANY'S SHAREHOLDERS IN THE UNITED STATES IF THE COMPANY IS OR WAS A PASSIVE FOREIGN INVESTMENT COMPANY.

    Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the Company is no longer a PFIC. The determination of whether the Company is a PFIC is a factual determination made annually based on various facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While the Company does not believe that it is currently or has been a PFIC, there can be no assurances that the Company was not a PFIC in the past and will not be a PFIC in the future. U.S. shareholders are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding the Company's common shares if RIM is or has been considered a PFIC.

    THE COMPANY'S CHARTER DOCUMENTS ENABLE ITS DIRECTORS TO ISSUE PREFERRED SHARES WHICH MAY PREVENT A TAKEOVER BY A THIRD PARTY.

    The Company's authorized share capital consists of an unlimited number of common shares, an unlimited number of class A common shares and an unlimited number of preferred shares, issuable in one or more series. The Company's Board of Directors has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. The Company's ability to issue preferred shares could make it more difficult for a third party to acquire a majority of the Company's outstanding voting shares, the effect of which may be to deprive the Company's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company.


ITEM 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table presents selected historical consolidated financial data of the Company for the periods indicated. The information contained herein should be read in conjunction with the Company's MD&A under Item 6. The selected historical consolidated financial data for the Company as of and for each of the years in the three year period ended February 28, 2004 are derived from the Company's audited consolidated financial statements. Historic results are not necessarily indicative of the results that may be expected for any future period or for a full year. The Company has prepared its consolidated financial statements in accordance with U.S. GAAP and also prepared its consolidated financial statements in accordance with Canadian GAAP.

    The selected consolidated financial data set forth below is presented in U.S. dollars and in accordance with U.S. GAAP.

    The selected historical consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.


                               FISCAL YEAR ENDED
                               -----------------

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)

                                               -----------------------------------------------------------------
                                               FEBRUARY 28, 2004    MARCH 1, 2003          MARCH 2, 2002
                                               -------------------- ---------------------- ---------------------
Revenue                                                  $ 594,616              $ 306,732            $  294,053
---------------------------------------------- -------------------- ---------------------- ---------------------
Net income  (loss)  before the  write-down of               51,829               (148,857)              (22,971)
investments
---------------------------------------------- -------------------- ---------------------- ---------------------
Write-down of investments                                       --                     --                 5,350
---------------------------------------------- -------------------- ---------------------- ---------------------
Net income (loss)                                           51,829               (148,857)              (28,321)
---------------------------------------------- -------------------- ---------------------- ---------------------
Earnings (loss) per share - basic                           $ 0.65                $ (1.92)              $ (0.36)
---------------------------------------------- -------------------- ---------------------- ---------------------
Earnings (loss) per share - diluted                         $ 0.62                $ (1.92)              $ (0.36)
---------------------------------------------- -------------------- ---------------------- ---------------------
Total assets                                             1,931,378                861,656               946,958
---------------------------------------------- -------------------- ---------------------- ---------------------
Long-term debt                                           $   6,240              $   5,776             $  11,874
---------------------------------------------- -------------------- ---------------------- ---------------------
Dividends declared                                              --                     --                    --
---------------------------------------------- -------------------- ---------------------- ---------------------

DIVIDEND POLICY AND RECORD (CANADIAN $000'S)

    With the exception of a capital dividend of $262 paid on October 27, 1997, RIM has not paid any cash dividends on its common shares to date. The Company will consider paying dividends on its common shares in the future when circumstances permit, having regard to, among other things, the Company's earnings, cash flows and financial requirements, as well as relevant legal and business considerations.


ITEM 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report to shareholders for the year ended February 28, 2004 is incorporated herein by reference. See "Additional Information and Documents Incorporated by Reference".


ITEM 7

MARKET FOR SECURITIES OF THE COMPANY

    The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "RIM" and are quoted for trading on the Nasdaq National Market under the symbol "RIMM".


ITEM 8

DIRECTORS AND OFFICERS

    The Company currently has a board of directors comprised of seven persons. In accordance with the provisions of the OBCA, the directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to the maximum of 15 persons as currently provided under the articles of the Company, without the prior consent of the shareholders. Information concerning the directors of the Company is found on pages 5 to 6 of the Company's Management Information Circular distributed to shareholders in connection with the Company's annual meeting on July 12, 2004 and is incorporated herein by reference.

    The following table sets forth the name, municipality of residence and principal occupation during the last five years of each of the Company's directors and executive officers. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

---------------------------------------------------------------- ---------------- ----------------------------------
NAME, MUNICIPALITY OF RESIDENCE AND PRESENT PRINCIPAL DIRECTOR SINCE POSITION(S) WITH
OCCUPATION                                                                        THE COMPANY
---------------------------------------------------------------- ---------------- ----------------------------------
James L. Balsillie
Waterloo, Ontario                                                     1993        Director, Chairman and
Chairman and Co-Chief Executive Officer of the Company                            Co-Chief Executive Officer
---------------------------------------------------------------- ---------------- ----------------------------------
Michael Lazaridis
Waterloo, Ontario                                                     1984        Director, President and
President and Co-Chief Executive Officer of the Company                           Co-Chief Executive Officer
---------------------------------------------------------------- ---------------- ----------------------------------
Douglas E. Fregin
Waterloo, Ontario                                                     1985        Director and Vice-President,
Vice-President, Operations of the Company                                         Operations
---------------------------------------------------------------- ---------------- ----------------------------------
Dr. Douglas Wright (1) (2)
Waterloo, Ontario                                                     1995        Director
President Emeritus, University of Waterloo
---------------------------------------------------------------- ---------------- ----------------------------------
James Estill (1)
Guelph, Ontario                                                       1997        Director
President and Chief Executive Officer of
EMJ Data Systems Ltd.
---------------------------------------------------------------- ---------------- ----------------------------------
E. Kendall Cork (1) (2)                                               1998        Director
Hillsburgh, Ontario
Managing Director, Sentinel Associates Ltd.
---------------------------------------------------------------- ---------------- ----------------------------------
John Richardson (1)                                                   2003        Director
Toronto, Ontario
Retired
---------------------------------------------------------------- ---------------- ----------------------------------
Larry Conlee
Waterloo, Ontario                                                      N/A        Chief Operating Officer, Product
Chief Operating Officer, Product Development and Manufacturing                    Development and Manufacturing
---------------------------------------------------------------- ---------------- ----------------------------------
Dennis Kavelman
Waterloo, Ontario                                                      N/A        Chief Financial Officer
Chief Financial Officer
---------------------------------------------------------------- ---------------- ----------------------------------
Don Morrison
Toronto, Ontario                                                       N/A        Chief Operating Officer,
Chief Operating Officer, BlackBerry                                               BlackBerry
---------------------------------------------------------------- ---------------- ----------------------------------

NOTES:

1        Member of the Audit Committee.
2        Member of the Compensation Committee.

    As at February 28, 2004, the above directors and senior officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company representing approximately 18% of the issued and outstanding common shares of the Company.

    During the past five years, each of the directors and officers of the Company has been engaged in his current principal occupation as specified above, except for Larry Conlee, who was with Motorola Inc. in various senior management positions prior to February 2001 and Don Morrison, who was President of AT&T Canada prior to September 2000 and Group Vice President of Bell Canada Inc. prior to January 1999.

    The Company has an Audit Committee and Compensation Committee, the members of which are noted above. The Company does not have an Executive Committee or Corporate Governance Committee.

AUDIT COMMITTEE

    The committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company and its subsidiaries. It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Company.

    The full text of the audit committee's Charter is included as Appendix A to this Annual Information Form.

    The following are the members of the committee, each of whom is a director of the Company and is independent and financially literate under Section 1.4 and 1.5 of Multilateral Instrument 52-110-Audit Committees. The members of the audit committee bring significant skill and experience to their responsibilities including professional experience in accounting, business and finance. The specific education and experience of each such member that is relevant to the performance of his responsibilities as a member of the committee is set out below:

    Dr. Douglas Wright (Chair), - Dr. Wright is the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University of Waterloo, and was the first Dean of Engineering at the University. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc. and Glenmount International.

    Mr. Kendall Cork, B.Comm. - Mr. Cork is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce Degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer with Noranda Inc. from 1980 to 1987, and held various other financial positions at Noranda Inc. from 1959 to 1980. Mr. Cork currently sits on a number of boards.

    Mr. Jim Estill, B.Sc. - Mr. Estill is the founder, President and CEO of EMJ Data Systems. EMJ Data Systems Ltd., headquartered in Guelph, Ontario, is a Canadian, publicly owned distributor of computer products and peripherals with offices across Canada and the United States.

    Mr. John Richardson. B. Comm., MBA, FCA - Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and FCA from the Canadian Institute of Chartered Accountants. Mr. Richardson was appointed Vice Chairman of the Ontario Pension Board in June 2004. He was a former Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with the Insurance Bureau of Canada, and the Facility Association.

    As set out in the committee's charter, the committee is responsible for pre-approving any non-audit services to be provided to the Company by its external auditor.

    The aggregate fees paid in the years ended February 28, 2004 and March 1, 2003 to the Company's auditors are found on page 6 of the Company's Management Information Circular distributed to shareholders in connection with the Company's annual meeting on July 12, 2004 and is incorporated herein by reference.

ITEM 9

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE

    Information concerning the directors of the Company is set out on pages 5 to 6 of the Company's Management Information Circular distributed to shareholders in connection with the Company's annual general meeting on July 12, 2004 and incorporated herein by reference.

    Management's Discussion and Analysis of Financial Conditions and Results of Operations is set out on pages 9 to 27 of the Company's 2004 Annual Report and is incorporated herein by reference.

    The Company will provide to any person, upon request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

         (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                  (i) one copy of the current Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

                  (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying reports of the auditors and one copy of the most recent interim consolidated financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, all prepared in accordance with U.S. GAAP. One copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying reports of the auditors, prepared in accordance with Canadian GAAP; .

                  (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate;

                  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to
                           (iii) above.

         (b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

    Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the securities of the Company, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Information Circular in connection with the Company's annual meeting to be held on July 12, 2004. Additional financial information is provided in the Company's consolidated financial statements and MD&A for the year ended February 28, 2004.

GLOSSARY

         Set forth below are certain terms defined as they are used in this annual information form:

---------------------- ---------------------------------------------------------
            1xRTT       Single carrier (1X) Radio Transmission Technology.
                        1xRTT the first phase in CDMA's evolution to
                        third-generation (3G) technology. 1xRTT networks
                        should allow for greater network capacity (more users;
                        fewer dropped calls) high bit rate packet data
                        transfer.
---------------------- ---------------------------------------------------------
            2.5G and    Third generation (3G) wireless is a global
            3G Wireless framework that is implemented regionally in
                        Europe (UMTS), North America (CDMA2000) and Japan (NTT
                        DoCoMo). 3G is designed for high-speed wireless
                        multimedia data and voice. It plans to offer
                        high-quality audio and video and advanced global
                        roaming, which means users would be able to go
                        anywhere and automatically be handed off to whatever
                        wireless system is available. 2.5G is the initial step
                        towards 3G wireless that is currently being
                        implemented around the world. Other names that refer
                        to these wireless protocols include GPRS, 1xRTT, UMTS,
                        EDGE and CDMA 2000.
---------------------- ---------------------------------------------------------
            3GPP        The 3rd Generation Partnership Project (3GPP) is a
                        collaboration agreement that was established in
                        December 1998. The collaboration agreement brings
                        together a number of telecommunications standards
                        bodies. The original scope of 3GPP was to produce
                        globally applicable Technical Specifications and
                        Technical Reports for a 3rd Generation Mobile System
                        based on evolved GSM core networks and the radio
                        access technologies that they support. The scope was
                        subsequently amended to include the maintenance and
                        development of the Global System for Mobile
                        communication (GSM) Technical Specifications and
                        Technical Reports including evolved radio access
                        technologies (e.g. General Packet Radio Service (GPRS)
                        and Enhanced Data rates for GSM Evolution (EDGE)).
---------------------- ---------------------------------------------------------
            analog      A way of representing data as a continuous, smoothly
                        varying signal wave. Contrast with digital.
---------------------- ---------------------------------------------------------
            ASIC        Application Specific Integrated Circuit.
---------------------- ---------------------------------------------------------
            CDMA        Code Division Multiple Access. A method for
                        transmitting simultaneous signals over a shared
                        portion of the spectrum. The foremost application of
                        CDMA is the digital cellular phone technology from
                        QUALCOMM that operates in the 800MHz band and 1.9GHz
                        PCS band. Unlike GSM and TDMA, which divides the
                        spectrum into different time slots, CDMA uses a spread
                        spectrum technique to assign a code to each
                        conversation.
---------------------- ---------------------------------------------------------
            CDMA        2000 See 2.5G and 3G Wireless Technologies.
---------------------- ---------------------------------------------------------
            DataTAC     A wireless packet-switched network, which evolved from
                        a network developed by IBM and Motorola for their
                        repair crews.
---------------------- ---------------------------------------------------------
            digital     A way of processing information by storing it as
                        binary numbers. A digital circuit is either on or off,
                        and a digital signal is either present or absent.
                        Contrast with analog.
---------------------- ---------------------------------------------------------
            EDGE        See 2.5G and 3G Wireless Technologies.
---------------------- ---------------------------------------------------------
            GPRS        General Packet Radio Service. An enhancement to the
                        GSM (see below) mobile communications system that
                        supports data packets. GPRS enables continuous flows
                        of IP data packets over the system for such
                        applications as Web browsing and data access. GPRS
                        differs from GSM's short messaging service, which is
                        limited to messages of 160 bytes in length.
---------------------- ---------------------------------------------------------
            GSM         Global System for Mobile Communications. A digital
                        cellular phone technology based on TDMA that is the
                        predominant system in Europe, but is also used around
                        the world. Operating in the 900MHz and 1.8GHz bands in
                        Europe and the 1.9GHz PCS band in the U.S., GSM
                        defines the entire cellular system, not just the air
                        interface (i.e. TDMA, CDMA). GSM phones use a
                        Subscriber Identity Module (SIM) smart card that
                        contains user account information.
---------------------- ---------------------------------------------------------
            iDEN        Integrated Digital Enhanced Network. A wireless
                        communications technology from Motorola that provides support for voice, data, short messages (SMS) and dispatch radio (two-way radio) in one phone. Operating in the 800MHz and 1.5GHz bands and based on TDMA, iDEN uses Motorola's VSELP (Vector Sum Excited Linear
                        Predictors) vocoder for voice compression and QAM modulation to deliver 64 Kbps over a 25 kHz channel.
                        Each 25 kHz channel can be divided six times to transmit any mix of voice, data, dispatch or text message. Used by various carriers around the globe, Nextel Communications provides nationwide coverage in the U.S.

---------------------- ---------------------------------------------------------
            IP          Internet Protocol. The protocol that governs the
                        breakup of data messages into packets, the routing of
                        the packets from sender to destination network and the
                        reassembly of the packets into the original data
                        message at the destination.
---------------------- ---------------------------------------------------------
            ISP         Internet Service Provider. A business that supplies
                        Internet connectivity services to individuals,
                        businesses and other organizations.
---------------------- ---------------------------------------------------------
            J2ME        Java 2 Platform, Micro Edition. A version of Java 2
                        for small devices such as PDA's, phones and handhelds.
                        The Connected Limited Device Configuration (CLDC)
                        provides the programming interface for wireless
                        applications. The Mobile Information Device Profile
                        (MIDP) provides support for a graphical interface,
                        networking and storage. J2ME uses the K Virtual
                        Machine (KVM), a specialized virtual machine for
                        devices with limited memory.
---------------------- ---------------------------------------------------------
            Java        An object-oriented programming language, developed by
                        Sun Microsystems, Inc. Java(TM) was designed to be
                        secure and platform-neutral such that it can be run on
                        any type of platform, making a Java a useful language
                        for programming Internet applications.
---------------------- ---------------------------------------------------------
           Mobitex      A packet-switched network technology developed by
                        Ericsson Mobile Data Design that consists of fixed and
                        mobile terminals interconnected by the network.
---------------------- ---------------------------------------------------------
            NOC         Network Operations Centre. A central location for
                        network management. It functions as a control centre
                        for network monitoring, analysis and accounting.
---------------------- ---------------------------------------------------------
            OEM         Original Equipment Manufacturer, a licensee or
                        purchaser of a product who typically resells that
                        product under another trade name, in different
                        packaging, or combined with other products or
                        services. OEM licensing arrangements are sometimes
                        referred to as "private label" licensing.
---------------------- ---------------------------------------------------------
            PDA         Personal digital assistant, a hand held portable
                        microcomputer.
---------------------- ---------------------------------------------------------
            POP3        POP3 uses the Simple Mail Transfer Protocol. 2.5G -
                        See 2.5G and 3G Wireless
---------------------- ---------------------------------------------------------
            packet-     A network in which the data to be transmitted is
            switched    divided into network standard-sized packets, each of
            Network     which is given the receiver's address. Each of the
                        packets that makes up the transmission travels
                        separately; packets do not have to travel in sequence
                        or by the same paths. When all the packets have
                        arrived at their destination, the receiver reassembles
                        them into the original message.
---------------------- ---------------------------------------------------------
            SDK         Software Developers Kit A set of software routines and
                        utilities used to help programmers write an
                        application.
---------------------- ---------------------------------------------------------
            SMS         Short Message Service. A text message service that
                        enables short messages of generally no more than
                        140-160 characters in length to be sent and
                        transmitted from a wireless device and is broadly
                        supported on cellular phones. SMS was introduced in
                        the GSM system and later supported by all other
                        digital-based mobile communications systems.
---------------------- ---------------------------------------------------------
            SMT         Surface Mount Technology. A production technology
                        whereby components are mounted directly onto the
                        surface of a printed circuitboard.
---------------------- ---------------------------------------------------------
            Triple      Triple Data Encryption Standard. A specification for
            DES Triple encryption for Encryption Standard computer data Encryption developed by IBM and adopted by the United States
            Standard    government. DES uses a 56-bit encryption key. Triple
                        DES uses a more sophisticated 112-bit encryption key
                        and is used by the American Banking Association.
---------------------- ---------------------------------------------------------

                                  APPENDIX A

                     CHARTER OF THE AUDIT COMMITTEE OF THE
               BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

   ------------------------------------------------------------------------

1.       AUTHORITY

         The Audit Committee (the "COMMITTEE") of the Board of Directors (the "BOARD") of Research In Motion Limited (the "CORPORATION") is established pursuant to Section 5.03 of the Corporation's Bylaws and Section 158 of the Ontario Business Corporations Act. The Committee shall be comprised of three or more directors as determined from time to time by resolution of the Board. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, provided that if the Board does not so designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee's members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.

2.       PURPOSE OF THE COMMITTEE

         The Committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation and its subsidiaries. It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.

3.       COMPOSITION OF THE COMMITTEE

         Each member of the Committee shall be an "independent" director within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002 ("SARBANES-OXLEY"), the rules promulgated thereunder by the Securities and Exchange Commission (the "SEC"), the rules of the Nasdaq Stock Market ("NASDAQ") and Multilateral Instrument 52-110 "Audit Committees" of the securities regulators in Canada (the "CANADIAN REGULATORS"), and, as such, shall be free from any relationship that may interfere with the exercise of his or her independent judgment as a member of the Committee. In addition, each member of the Committee shall be an "unrelated director" within the meaning of the rules of the Toronto Stock Exchange (the "TSX").

         All members of the Committee shall be financially literate at the time of their election to the Committee. "Financial literacy" shall be determined by the Board in the exercise of its business judgment, and shall include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation's financial statements. At least one member of the Committee shall be an "audit committee financial expert" with the meaning of Section 407 of Sarbanes-Oxley and the rules promulgated thereunder by the SEC and at least one member shall have "accounting or related financial experience" as required under the rules of the TSX.

         Committee members, if they or the Board deem it appropriate, may enhance their understanding of finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant or firm.

4.       MEETINGS OF THE COMMITTEE

         The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Committee shall meet at least annually with management and the Corporation's independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups or persons believe should be discussed privately. In addition, the Committee (or the Chairman) should meet or confer with the independent auditors and management to review the Corporation's interim consolidated financial statements and related filings prior to their filing with the Ontario Securities Commission, the SEC or any other regulatory body. The Chairman should work with the Chief Financial Officer and management to establish the agendas for Committee meetings. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee's activities and provide copies of such minutes to the Board.

5.       DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

         The Committee is responsible for the oversight of the Corporation's accounting and financial reporting processes, including the Corporation's internal controls, and the nomination and appointment (subject to shareholder approval), compensation, retention, evaluation and oversight of the work of the Corporation's independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation. The independent auditors must report directly to the Committee and are accountable to the Committee (as representatives of the shareholders of the Corporation).

         The Committee's oversight responsibilities include (1) the approval of all audit engagement fees and terms; (2) the pre-approval of all audit services and permissible non-audit services as required by applicable U.S. and Canadian law; (3) the resolution of disagreements between management and the independent auditors regarding financial reporting; and (4) the establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

         The Committee is also responsible for ensuring that the Corporation's independent auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditors and the Corporation and actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and for taking appropriate action to ensure the independence of the independent auditors within the meaning of applicable U.S. and Canadian law.

         In addition to the duties and responsibilities listed above, the Committee should perform such additional activities, and consider such other matters, as may be required to be performed or considered by applicable U.S. and Canadian law and the rules and regulations of Nasdaq and the TSX. The Committee should also perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

         With respect to the exercise of its duties and responsibilities, the Committee should:

         (1) report regularly to the Board on its activities, as appropriate;

         (2) exercise reasonable diligence in gathering and considering all material information;

         (3) remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions;

         (4) understand and weigh alternative courses of conduct that may be available;

         (5) focus on weighing the benefit versus harm to the Corporation and its shareholders when considering alternative recommendations or courses of action;

         (6) if the Committee deems it appropriate, secure independent expert advice and understand the expert's findings and the basis for such findings, including retaining independent counsel, accountants or others to assist the Committee in fulfilling its duties and responsibilities; and

         (7) provide management and the Corporation's independent auditors with appropriate opportunities to meet privately with the Committee.

6.       FUNDING

         The Committee's effectiveness may be compromised if it is dependent on management's discretion to compensate the independent auditors or the advisors employed by the Committee. Consequently, the Corporation shall provide for appropriate funding, as determined by the Committee, for payment of any compensation (1) to any independent auditors engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Corporation, and (2) to any independent advisors employed by the Committee.

7.       DISCLOSURE AND REVIEW OF CHARTER

         The charter shall be (1) published in the Corporation's annual report, information circular or annual information form of the Corporation as required by law; and (2) be posted in an up-to-date format on the Corporation's web site. The Committee should review and reassess annually the adequacy of this Charter as required by the applicable rules of Nasdaq, the TSX, the SEC or the Canadian Regulators.

                                     * * *

         While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Corporation's consolidated financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Committee to ensure that the Corporation complies with all laws and regulations.

                                                                 Document No. 2


Management's Responsibility for Financial Reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the consolidated financial statements and all of the financial information in this Annual Report. The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely consolidated financial statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent auditor to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and either the quarterly review engagement report or the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Company's external auditor has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements for fiscal 2004 have been audited by Ernst & Young LLP, the independent auditor appointed by the shareholders, in accordance with United States generally accepted auditing standards. The consolidated financial statements for fiscal 2003 and fiscal 2002 have been audited by Ernst & Young LLP and Zeifman and Company LLP, the independent auditors appointed by the shareholders, in accordance with United States generally accepted auditing standards.



                               Mike Lazaridis       Dennis Kavelman
                               President & Co-CEO   Chief Financial Officer
Waterloo, Ontario

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at February 28, 2004 and the consolidated statement of operations, shareholders' equity and cash flows the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2004 and the results of its operations and its cash flows the year then ended in conformity with United States generally accepted accounting principles.



On March 31, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.



Toronto, Canada,                                 Ernst & Young LLP
March 31, 2004.                                  Chartered Accountants

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at March 1, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 1, 2003 and March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and the results of its operations and its cash flows for the years ended March 1, 2003 and March 2, 2002 in conformity with United States generally accepted accounting principles.

On March 28, 2003 we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.



Toronto, Canada,         Zeifman & Company LLP         Ernst & Young LLP
March 28, 2003.          Chartered Accountants         Chartered Accountants

                               Research In Motion Limited
                         Incorporated under the Laws of Ontario
                         (United States dollars, in thousands)

CONSOLIDATED BALANCE SHEETS                                                                 As at
                                                                               February 28             March 1
                                                                                 2004                   2003
                                                                           -----------------     -----------------
                                                                                      US GAAP (note 1)
ASSETS
CURRENT
Cash and cash equivalents (note 4)                                               $ 1,156,419             $ 340,681
Trade receivables                                                                     95,213                40,803
Other receivables                                                                     12,149                 4,538
Inventory (note 5)                                                                    42,836                31,275
Restricted cash (note 16)                                                             36,261                  --
Other current assets (note 21)                                                        12,527                11,079
                                                                                 -----------             ---------
                                                                                   1,355,405               428,376

INVESTMENTS (note 4)                                                                 333,886               190,030

CAPITAL ASSETS (note 6)                                                              147,709               161,183

INTANGIBLE ASSETS (note 7)                                                            64,269                51,479
GOODWILL                                                                              30,109                30,588
                                                                                 -----------             ---------
                                                                                 $ 1,931,378             $ 861,656
                                                                                 ===========             =========

LIABILITIES
CURRENT

Accounts payable                                                                 $    35,570             $  18,594
Accrued liabilities (note 20 (b))                                                     70,538                54,415
Accrued litigation and related expenses (note 16)                                     84,392                50,702
Income taxes payable (note 9)                                                          1,684                 4,909
Deferred revenue                                                                      16,498                14,336
Current portion of long-term debt (note 10)                                              193                 6,143
                                                                                 -----------             ---------
                                                                                     208,875               149,099
LONG-TERM DEBT (note 10)                                                               6,240                 5,776
                                                                                 -----------             ---------
                                                                                     215,115               154,875
                                                                                 -----------             ---------

SHAREHOLDERS' EQUITY
CAPITAL STOCK

Authorized - unlimited number of non-voting, cumulative,
redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 92,415,066
common shares (March 1, 2003 - 77,172,597) (note 11)                               1,829,388               874,377
ACCUMULATED DEFICIT                                                                 (119,206)             (171,035)
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 19)                                       6,081                 3,439
                                                                                 -----------             ---------
                                                                                   1,716,263               706,781
                                                                                 -----------             ---------
                                                                                 $ 1,931,378             $ 861,656
                                                                                 ===========             =========



Commitments and contingencies (notes 10, 12, 14, 16 and 21) See notes to the consolidated financial statements.

On behalf of the Board



Jim Balsillie                                                                    Mike Lazaridis
Director                                                                         Director



                    Research In Motion Limited
              Incorporated under the Laws of Ontario
     (United States dollars, US GAAP, in thousands) (note 1)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      COMMON SHARES      COMMON        RETAINED       ACCUMULATED
                                                                          SHARE        EARNINGS         OTHER
                                                                        PURCHASE     (ACCUMULATED   COMPREHENSIVE
                                                      COMMON SHARES     WARRANTS       DEFICIT)     INCOME (LOSS)        TOTAL
                                                     ----------------------------------------------------------------------------

Balance February 28, 2001                                $   890,644    $    370    $  10,562    $    --      $   901,576

Comprehensive income (loss):
  Net loss                                                      --          --        (28,321)        --          (28,321)
  Net change in derivative fair value during the year           --          --           --         (2,803)        (2,803)
  Amounts classified to earnings during the year                --          --           --          1,325          1,325

Shares issued:
  Exercise of stock options                                    1,491        --           --           --            1,491
  Common shares issued on acquisition of subsidiary            6,325        --           --           --            6,325
  Common shares repurchased pursuant to Common
     Share Purchase Program                                   (4,080)       --         (1,445)        --           (5,525)
                                                         ----------------------------------------------------------------
Balance March 2, 2002                                        894,380         370      (19,204)      (1,478)       874,068

Comprehensive income (loss):
  Net loss                                                      --          --       (148,857)        --         (148,857)
  Net change in derivative fair value during the year           --          --           --          5,958          5,958
  Amounts classified to earnings during the year                --          --           --         (1,041)        (1,041)

Shares Issued:
  Exercise of stock options                                    1,155        --           --           --            1,155
  Common shares repurchased pursuant to Common
     Share Purchase Program                                  (21,528)       --         (2,974)        --          (24,502)
                                                         ----------------------------------------------------------------

Balance March 1, 2003                                    $   874,007    $    370    $(171,035)   $   3,439    $   706,781

Comprehensive income (loss):
  Net Income                                                    --          --         51,829         --           51,829
  Net change in unrealized gains on investments
    available for sale                                           613         613
  Net change in derivative fair value during the year           --          --           --         11,941         11,941
  Amounts classified to earnings during the year                --          --           --         (9,912)        (9,912)

Shares Issued:
  Exercise of stock options                                   49,771        --           --           --           49,771
  Issue of common shares                                     944,869        --           --           --          944,869
  Share issue costs                                          (39,629)       --           --           --          (39,629)
  Exercise of warrants                                           370        (370)        --           --             --
                                                         ----------------------------------------------------------------

Balance February 28, 2004                                $ 1,829,388    $   --      $(119,206)   $   6,081    $ 1,716,263
                                                         ================================================================


See notes to the consolidated financial statements.

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
                (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     For the Year Ended
                                                                    February 28            March 1              March 2
                                                                       2004                 2003                 2002
                                                                 ------------------   ------------------   ------------------
                                                                                       US GAAP (note 1)

REVENUE                                                               $ 594,616          $ 306,732          $ 294,053

COST OF SALES                                                           323,365            187,289            209,525
                                                                      ---------          ---------          ---------

GROSS MARGIN                                                            271,251            119,443             84,528
                                                                      ---------          ---------          ---------
EXPENSES

Research and development, net of government funding (note 14)            62,638             55,916             37,446
Selling, marketing and administration (note 20)                         108,492            104,978             93,766
Amortization                                                             27,911             22,324             11,803
Restructuring charges (note 15)                                            --                6,550               --
Litigation (note 16)                                                     35,187             58,210               --
                                                                      ---------          ---------          ---------
                                                                        234,228            247,978            143,015
                                                                      ---------          ---------          ---------

EARNINGS (LOSS) FROM OPERATIONS                                          37,023           (128,535)           (58,487)

Investment income                                                        10,606             11,430             25,738
Writedown of investments (note 17)                                         --                 --               (5,350)
                                                                      ---------          ---------          ---------

INCOME (LOSS) BEFORE INCOME TAXES                                        47,629           (117,105)           (38,099)
                                                                      ---------          ---------          ---------

PROVISION FOR (RECOVERY OF) INCOME TAXES (note 9)
Current                                                                  (4,200)             3,513              7,058
Deferred                                                                   --               28,239            (16,836)
                                                                      ---------          ---------          ---------
Future                                                                   (4,200)            31,752             (9,778)
                                                                      ---------          ---------          ---------

NET INCOME (LOSS)                                                     $  51,829          $(148,857)         $ (28,321)
                                                                      =========          =========          =========

EARNINGS (LOSS) PER SHARE (note 18)

Basic                                                                 $    0.65          $   (1.92)         $   (0.36)
                                                                      =========          =========          =========

Diluted                                                               $    0.62          $   (1.92)         $   (0.36)
                                                                      =========          =========          =========

See notes to the consolidated financial statements.


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
                    (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              For the Year Ended
                                                                               February 28          March 1           March 2
                                                                                  2004               2003              2002
                                                                             ---------------- ------------------ -----------------
                                                                                                US GAAP (note 1)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                               $    51,829      $(148,857)     $ (28,321)

Items not requiring an outlay of cash:

Amortization                                                                         54,529         31,147         17,497
Deferred income taxes                                                                  --           29,244        (16,836)
Loss on disposal of capital assets                                                      223            502           --
Loss (gain) on foreign currency translation of long-term debt                           859           (339)             4
Write-down of investments                                                              --             --            5,350

Net changes in working capital items:

Trade receivables                                                                   (54,410)         1,958          7,607
Other receivables                                                                    (7,611)         1,473          7,918
Inventory                                                                           (11,561)         6,202         30,567
Other current assets                                                                    512           (525)        (3,467)
Accounts payable                                                                     16,976          7,059          1,834
Accrued liabilities                                                                  16,123         17,555         (2,333)
Accrued litigation and related expenses                                              33,690         50,702           --
Increase in restricted cash                                                         (36,261)          --             --
Income taxes payable                                                                 (3,225)         2,106         (1,018)
Deferred revenue                                                                      2,162          4,563         (1,097)
                                                                                -----------      ---------      ---------
                                                                                     63,835          2,790         17,705
                                                                                -----------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital and warrants                                              994,640          1,155          1,491
Financing costs                                                                     (39,629)          --             --
Buyback of common shares pursuant to Common Share Purchase Program (note 11(a))        --          (24,502)        (5,525)
Repayment of debt                                                                    (6,130)          (614)          (303)
                                                                                -----------      ---------      ---------
                                                                                    948,881        (23,961)        (4,337)
                                                                                -----------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of investments                                                         (186,989)      (190,030)          --
Proceeds on sale or maturity of investments                                          43,746           --             --
Acquisition of capital assets                                                       (21,815)       (39,670)       (73,917)
Acquisition of intangible assets                                                    (32,252)       (30,997)        (7,106)
Acquisition of subsidiaries (note 8)                                                    478        (21,990)        (9,709)
Acquisition of short-term investments                                               (24,071)       (41,900)      (925,885)
Proceeds on sale and maturity of short-term investments                              24,071        345,983        834,907
                                                                                -----------      ---------      ---------
                                                                                   (196,832)        21,396       (181,710)
                                                                                -----------      ---------      ---------
FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                                   (146)           (20)            (4)
                                                                                -----------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR                   815,738            205       (168,346)

CASH AND CASH  EQUIVALENTS, BEGINNING OF YEAR                                       340,681        340,476        508,822
                                                                                -----------      ---------      ---------
CASH AND CASH  EQUIVALENTS, END OF YEAR                                         $ 1,156,419      $ 340,681      $ 340,476
                                                                                ===========      =========      =========

See notes to the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE YEARS ENDED FEBRUARY 28, 2004, MARCH 1, 2003 AND MARCH 2, 2002

  In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     NATURE OF BUSINESS

     Research In Motion Limited (the "Company" or "RIM") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  GENERAL

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

     Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements.

     The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b)  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of deferred tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the balance sheet at fair value.

(f)  SHORT-TERM INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition. Such short-term investments are available for sale investments and are carried on the balance sheet at fair value.

(g)  TRADE RECEIVABLES

     Trade receivables are presented net of allowance for doubtful accounts. The allowance was $2,379 at February 28, 2004 (March 1, 2003 - $2,331). Bad debt expense (recovery) was $(548) for the year ended February 28, 2004 (March 1, 2003 - $696; March 2, 2002 - $6,236).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The allowance is determined based on specifically identified accounts, historical experience and all other current information.

(h)  INVESTMENTS

     All investments with maturities in excess of one year are classified as long-term investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

     Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

(i)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes forward foreign exchange rate contracts and foreign exchange rate swaps to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

     The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

     Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and changes in the fair value of the instrument are recognized in net income.

(j)  INVENTORIES

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k)  LONG-LIVED ASSETS

     The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

(l)  CAPITAL ASSETS

     Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

     Buildings and leaseholds           Straight-line over terms between 5
                                        and 40 years
     Information technology             Straight-line over 5 years
     Furniture, fixtures, tooling,      20% per annum declining balance
     and equipment

(m)  INTANGIBLE ASSETS

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

      Acquired technology               Straight-line over 2 to 5 years
      Licences                          Lesser of 5 years or on a per unit
                                        basis based upon the anticipated
                                        number of units sold during the
                                        terms of the licence agreements
      Patents                           Straight-line over 17 years

(n)  GOODWILL

     Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required annual impairment tests of goodwill as at February 28, 2004 and March 1, 2003 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

     The Company has one reporting unit, which is the consolidated Company.

(o)  INCOME TAXES

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

(p)  REVENUE RECOGNITION

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

     HANDHELD AND OTHER HARDWARE PRODUCTS

     Revenue from the sale of hardware, original equipment manufacturer products ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     SERVICE

     Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

     SOFTWARE

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     NON-RECURRING ENGINEERING CONTRACTS

     Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     SHIPPING AND HANDLING COSTS

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

(q)  RESEARCH AND DEVELOPMENT

     The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred.

(r)  GOVERNMENT ASSISTANCE

     Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(s)  STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 21, and changes in the fair value of investments available for sale as described in note 4.

(t)  EARNINGS (LOSS) PER SHARE

     Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(u)  STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     Compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings
     (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                        For the year ended
                                                     February 28,       March 1,        March 2,
                                                         2004            2003             2002
                                                   --------------------------------------------------


Net income (loss) - as reported                            $ 51,829     $ (148,857)       $ (28,321)
Stock-based compensation costs for the year                  20,033          20,296           19,773
                                                   --------------------------------------------------

Net income (loss) - proforma                               $ 31,796     $ (169,153)       $ (48,094)
                                                   ==================================================

Proforma earnings (loss) per common share:
  Basic                                                    $   0.40     $    (2.18)        $  (0.61)
  Diluted                                                  $   0.39     $    (2.18)        $  (0.61)

Weighted average number of shares (000's):
  Basic                                                      79,650          77,636           78,467
  Diluted                                                    81,934          77,636           78,467



     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                                         For the year ended
                                                           February 28,        March 1,        March 2,
                                                               2004             2003             2002
                                                         ---------------------------------------------------


Number of options granted (000's)                              1,574             956            2,978
                                                         ---------------------------------------------------

Weighted average Black-Scholes value of each option        $   16.57         $  8.58         $  12.00

Assumptions:
  Risk free interest rate                                       3.0%            4.5%             4.0%
  Expected life in years                                         4.0             3.5              3.5
  Expected dividend yield                                         0%              0%               0%
  Volatility                                                     70%             70%              75%


(v)  WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess whether it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

(w)  ADVERTISING COSTS

     The company expenses all advertising costs as incurred. These costs are included in Selling, marketing and administration.

2.   ADOPTION OF ACCOUNTING POLICIES

(a)  Stock Based Compensation

     In December, 2002 the FASB issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. There was no effect on the Company's results of operations and financial position for SFAS 148, as the Company has not yet adopted the fair value based method.

(b)  Derivative Instruments

     In May 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company has determined that there was no effect upon the adoption of SFAS 149.

(c)  Financial Instruments

     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities. SFAS 150 addresses the accounting for: mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 150.


3. RECENTLY ISSUED PRONOUNCEMENTS

     In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.


4.   CASH, CASH EQUIVALENTS AND INVESTMENTS

(a)  Cash and cash equivalents are recorded at fair value and comprise:

                                                 February 28,          March 1,
                                                    2004                2003
                                             ---------------------------------

    Balances with banks                         $    2,644         $   16,603
    Money market investment funds                    9,657              2,635
    Certificates of deposit                        255,199            111,664
    Repurchase agreements                          110,622             15,868
    Government sponsored enterprise notes                -              9,999
    Commercial paper and corporate notes           778,297            183,912
                                             ---------------------------------
                                               $ 1,156,419         $  340,681
                                             =================================

    Cash and cash equivalents carry weighted average yields of 1.0% as at February 28, 2004 (March 1, 2003 - 1.3%).

(b) Investments include securities that are held as available-for-sale and securities which the Company intends to hold to maturity.

     As of February 28, 2004, the contractual maturities of debt securities were as follows (at carrying value):

                      ---------------------------------------------
                          One to         Five to       No Single         Total
                        Five Years      Ten Years    Maturity Date
                      ----------------------------------------------------------
 Available-for-sale     $ 139,266       $ 25,164      $ 23,394        $  187,824
 Held-to-maturity          79,404              -        66,658           146,062
                      ----------------------------------------------------------
                        $ 218,670       $ 25,164      $ 90,052        $  333,886
                      ==========================================================

     Securities with no single maturity date reflect asset-backed securities.

     Available-for-sale investments are carried at fair value and comprise:

                                         Amortized     Unrealized    Unrealized
                                            Cost          Gains        Losses         Fair Value
                                       --------------------------------------------------------------

As at February 28, 2004
Government sponsored enterprise notes       $  80,086        $  300         $  -           $  80,386
Asset-backed securities                        23,385            25          (16)             23,394
Corporate bonds                                83,740           323          (19)             84,044
                                       --------------------------------------------------------------
                                            $ 187,211        $  648         $(35)          $ 187,824
                                       ==============================================================

As at March 1, 2003                         $       -        $    -         $  -           $       -
                                       ==============================================================


      Held-to-maturity investments are carried at amortized cost and comprise:

                                                              Unrecognized
                                               Amortized        Holding         Holding
                                                  Cost           Gains          Losses        Fair Value
                                             ---------------------------------------------------------------
As at February 28, 2004
   Government sponsored enterprise notes       $     -          $     -         $    -        $     -
   Asset-backed securities                       66,658            1,325             -          67,983
   Corporate bonds                               79,404            4,074             -          83,478
                                             ---------------------------------------------------------------
                                               $146,062         $  5,399        $    -        $151,461
                                             ===============================================================

As at March 1, 2003
   Government sponsored enterprise notes       $ 15,110         $     83        $     -       $ 15,193
   Asset-backed securities                       69,002              770            (59)        69,713
   Corporate bonds                              105,918            3,365              -        109,283
                                             ---------------------------------------------------------------
                                               $190,030         $  4,218        $   (59)      $194,189
                                             ===============================================================

     During fiscal 2004, the Company sold held-to-maturity securities with a carrying value of $25,150 due to concerns with the credit quality of the issuer. The gross realized losses on these sales totaled $6. Held-to-maturity securities with a carrying value of $15,203 were called for early redemption by the issuer. The gross realized gains on these redemptions were $10.


     Investments carry weighted average yields of 3.1% as at February 28, 2004 (March 1, 2003 - 3.8%)


5.   INVENTORY

     Inventory is comprised as follows:

                                                    February 28,       March 1,
                                                           2004           2003
                                                 ------------------------------
Raw materials                                         $  35,119      $  34,446
Work in process                                           8,713          8,205
Finished goods                                            7,679          4,286
Provision for excess and obsolete inventory              (8,675)       (15,662)
                                                 ------------------------------
                                                      $  42,836      $  31,275
                                                 ==============================


6.   CAPITAL ASSETS

     Capital assets are comprised of:

                                                   February 28, 2004
                                                                Accumulated        Net book
                                                 Cost          amortization          value
                                              -----------------------------------------------


Land                                           $   8,850           $     -         $   8,850
Buildings and leaseholds                          67,148            10,047            57,101
Information technology                            91,950            47,605            44,345
Furniture, fixtures, tooling and equipment        78,955            41,542            37,413
                                              -----------------------------------------------
                                               $ 246,903         $  99,194         $ 147,709
                                              ===============================================


                                                                 March 1, 2003
                                                                 Accumulated         Net book
                                                  Cost          amortization          value
                                              -----------------------------------------------
Land                                           $   8,850           $     -          $   8,850
Buildings and leaseholds                          66,254             6,671             59,583
Information technology                            81,319            31,893             49,426
Furniture, fixtures, tooling and equipment        68,873            25,549             43,324
                                              -----------------------------------------------
                                               $ 225,296         $  64,113          $ 161,183
                                              ===============================================

     During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain capital assets no longer used by the Company; $618 of this is included in Cost of sales.

     For the year ended February 28, 2004, amortization expense related to capital assets was $35,067 (March 1, 2003 - $27,997; March 2, 2002 -
     $16,753).


7.   INTANGIBLE ASSETS

     Intangible assets are comprised of:

                                                       February 28, 2004
                                                             Accumulated        Net book
                                               Cost         amortization          value
                                         -----------------------------------------------------
Acquired technology                         $  10,012         $   3,746         $   6,266
Licences                                       52,216            15,299            36,917
Patents                                        25,156             4,070            21,086
                                         -----------------------------------------------------
                                            $  87,384         $  23,115         $  64,269
                                         =====================================================


                                                           March 1, 2003
                                                             Accumulated        Net book
                                               Cost         amortization         value
                                         ----------------------------------------------------

Acquired technology                         $  10,012         $   1,684        $   8,328
Licences                                       28,370             1,085           27,285
Patents                                        16,751               885           15,866
                                         ----------------------------------------------------
                                            $  55,133         $   3,654        $  51,479
                                         ====================================================

     Acquired technology includes all licences and patents acquired by the Company as a result of the acquisitions described in note 8. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of the third parties' technology. Patents includes all costs necessary to record a patent, as well as defense costs when there is perceived infringement by the Company of those patents.

     During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 is included in Cost of sales with the balance of $1,577 recorded as Amortization expense. Such charges reflect management's assessment of net realizable values.

     For the year ended February 28, 2004, amortization expense related to intangible assets was $19,462 (March 1, 2003 - $2,848; March 2, 2002 - $574). Total additions to intangible assets in 2004 were $32,252 (2003 - $38,324).

     Based on the carrying value of the identified intangible assets as at February 28, 2004, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be as follows: 2005
     - $16 million; 2006 - $17 million; 2007 - $13 million; 2008 - $3 million;
     2009 - $2 million. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.


8.   ACQUISITIONS

     During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $479 and a return of consideration.

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date to February 28, 2004.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                       March 1,        March 2,
                                                          2003            2002
                                                   ----------------------------
Assets purchased
      Capital assets                                 $     317       $       -
      Acquired technology                                7,326           2,685
      Goodwill                                          16,193          14,395
                                                   ----------------------------
                                                        23,836          17,080
                                                   ----------------------------
Liabilities assumed - non-cash working capital           1,275           1,046
Deferred income tax liability                              357               -
                                                   ----------------------------
                                                         1,632           1,046
                                                   ----------------------------
Net non-cash assets acquired                            22,204          16,034
      Cash acquired                                        117             152
                                                   ----------------------------
Net assets acquired                                  $  22,321       $  16,186
                                                   ============================
Consideration
      Cash                                           $  22,107       $   9,861
      Assumption of acquiree long-term debt                214               -
      Capital stock                                          -           6,325
                                                   ----------------------------
                                                     $  22,321       $  16,186
                                                   ============================


     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $nil for the year ended February 28, 2004 (March 1, 2003 - $226; March 2, 2002 - $816) and the unaudited proforma net income (loss) would have been $51,829 (March 1, 2003 - ($151,713); March 2, 2002 - ($35,748)).


9.  INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

                                                      February 28,           March 1,           March 2 ,
                                                              2004               2003                2002
                                                     -----------------------------------------------------

    Expected Canadian tax rate                               36.5%              38.3%               41.2%

    Expected income tax provision (recovery)             $  17,394         $  (44,817)         $  (15,685)

    Differences in income taxes resulting from:
       Manufacturing and processing activities                (900)             3,951               1,801
       Increase in valuation allowance                      29,100             61,969               1,530
       Non-deductible portion of unrealized
         capital losses                                          -                  -               1,013
       Foreign exchange                                      3,820             (1,408)              1,112
       Foreign tax rate differences                        (45,088)             7,352              (3,192)
       Enacted tax rate changes                             (9,743)             4,835               2,960
       Other differences                                     1,217               (130)                683
                                                     -----------------------------------------------------
                                                         $  (4,200)        $   31,752          $   (9,778)
                                                     =====================================================

Income (loss) before income taxes:
   Canadian                                             $   29,309         $ (102,954)         $  (46,845)
   Foreign
                                                            18,320            (14,151)              8,746
                                                     -----------------------------------------------------
                                                        $   47,629         $ (117,105)         $  (38,099)
                                                     =====================================================


    The provision for income taxes consists of the following:

                                                      February 28,           March 1,           March 2,
Provision for (recovery of) income taxes:                     2004               2003               2002
                                                     -----------------------------------------------------
   Current
      Canadian                                          $      484         $       (8)         $    6,756
      Foreign                                               (4,684)             3,521                 302
   Deferred
      Canadian                                                   -             27,593             (17,283)
      Foreign                                                    -                646                 447
                                                     --------==-------------------------------------------
                                                        $   (4,200)        $   31,752         $  (9,778)
                                                     =====================================================

Deferred income tax assets and liabilities consist of the following temporary differences:


                                               February 28,          March 1,
                                                       2004              2003
                                            ---------------------------------
 Assets
   Financing costs                                $  13,170         $   4,398
   Non-deductible reserves                            3,492             6,622
   Research and development incentives               45,735            24,897
   Tax losses                                        37,428            29,938
   Capital assets                                    18,252             2,614
   Other tax carryforwards                              204               186
                                            ----------------------------------
                                                    118,281            68,655

Less: valuation allowance                           118,281            68,655
                                            ----------------------------------

Net deferred income tax assets                    $       -         $       -
                                            ==================================


     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the deferred tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, deferred tax assets of $118,281 have not been recognized for accounting purposes as of February 28, 2004. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. At February 28, 2004, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                               Net operating     Investment tax
                                               losses            credits
                                            -----------------------------------

    2005                                          $     21          $       -
    2006                                             1,259                490
    2007                                             4,046                726
    2008                                            12,860              2,385
    2009                                            93,675                 11
    2010                                               976                 13
    2011                                                27              5,524
    2012                                                 -              9,306
    2014                                                 -             11,017
    2020                                               102                  -
    2021                                               255                  -
    2022                                               359                  -
    Indefinite carryforward                          1,080                  -
                                            ------------------------------------

                                                $  114,660          $  29,472
                                            ====================================

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.


10. LONG-TERM DEBT

     At February 28, 2004 long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $771 (March 1, 2003 - $852; March 2, 2002 - $661).

     The scheduled long-term debt principal payments for the fiscal years 2005 through to maturity are as follows:

      For the year ending
      2005                                                             $    193
      2006                                                                  207
      2007                                                                  223
      2008                                                                  239
      2009                                                                  256
      March 1, 2009                                                       5,315
                                                                 --------------
                                                                       $  6,433
                                                                 ==============

     At February 28, 2004 the Company had demand credit facilities totalling $92.6 million (March 1, 2003 - $19.9 million). As at February 28, 2004 the Company had drawn on its available credit facilities in the amount of $64.1 million in the form of letters of credit, including $48.0 million related to litigation as described in note 16. $28.5 million of available credit facilities remains unused. The operating line portion of the facilities bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement, general assignment of book debts and the pledge of specific securities in the Company's investment portfolio.


11.  CAPITAL STOCK

(a)  SHARE CAPITAL

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 28, 2004:

                                                        Number of Common Shares Outstanding (000's)
                                                ------------------------------------------------------------
                                                                                 Common
                                                                                  share
                                                             Common            purchase
                                                             shares            warrants               Total
                                                ------------------------------------------------------------


Balance as at February 28, 2001                              78,271                  75              78,346
Exercise of options                                             503                   -                 503
Common shares issued on acquisition of
subsidiary                                                      387                   -                 387
Common shares repurchased pursuant to Common
Share Purchase Program                                         (370)                  -                (370)
                                                ------------------------------------------------------------
Balance as at March 2, 2002                                  78,791                  75              78,866

Exercise of options                                             320                   -                 320
Common shares repurchased pursuant to Common
Share Purchase Program                                       (1,939)                  -              (1,939)
                                                ------------------------------------------------------------
Balance as at March 1, 2003                                  77,172                  75              77,247

Exercise of options                                           3,129                   -               3,129
Exercise of warrants                                             39                 (75)                (36)
Common shares issued pursuant to public share
offering                                                     12,075                   -              12,075
                                                ------------------------------------------------------------
Balance as at February 28, 2004                              92,415                   -              92,415
                                                ============================================================



                                                                      Share Capital
                                                 -----------------------------------------------------------
                                                                                 Common
                                                                                  share
                                                              Common           purchase
                                                              shares           warrants               Total
                                                 -----------------------------------------------------------
Balance as at February 28, 2001                           $  890,644           $    370          $  891,014

Exercise of options                                            1,491                  -               1,491
Common shares issued on acquisition of
subsidiary                                                     6,325                  -               6,325
Common shares repurchased pursuant to Common
Share Purchase Program                                        (4,080)                 -              (4,080)
                                                 -----------------------------------------------------------
Balance as at March 2, 2002                                  894,380                370             894,750

Exercise of options                                            1,155                  -               1,155
Common shares repurchased pursuant to Common
Share Purchase Program                                       (21,528)                 -             (21,528)
                                                 -----------------------------------------------------------

Balance as at March 1, 2003                                  874,007                370             874,377

Exercise of options                                           49,771                  -              49,771

Exercise of warrants                                             370               (370)                  -

Common shares pursuant to public share
offering, net of related costs                               905,240                  -             905,240
                                                 -----------------------------------------------------------
Balance as at February 28, 2004                          $ 1,829,388           $      -         $ 1,829,388
                                                 ===========================================================


     On January 22, 2004 the Company completed a public share issue of 12.1 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

     On October 3, 2002 the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date. All common shares purchased by RIM have been cancelled. No shares have been re-purchased under this Common Share Purchase Program during fiscal 2004. During the year ended March 1, 2003 the Company repurchased
     1.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.


(b)  STOCK OPTION PLAN

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at February 28, 2004, there were 8,009 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 2,640 shares are vested as at February 28, 2004 and there are 3,040 shares available for future grants under the plan.

     A summary of option activity since February 28, 2001 is shown below:

                                                 Options Outstanding
                                          ------------------------------------
                                                               Weighted
                                             Number             Average
                                           (in 000's)       Exercise Price
                                          ------------------------------------
Balance as at February 28, 2001                7,920           $   17.04

Granted during the year                        2,978           $   21.83
Exercised during the year                      (515)           $    3.71
Forfeited during the year                      (297)           $   27.92
                                          ------------------------------------
Balance as at March 2, 2002                   10,086           $   18.81

Granted during the year                          956           $   16.41
Exercised during the year                      (320)           $    3.88
Forfeited during the year                      (621)           $   31.35
                                          ------------------------------------
Balance as at March 1, 2003                   10,101           $   18.29

Granted during the year                        1,574           $   30.34
Exercised during the year                    (3,129)           $   14.12
Forfeited during the year                      (537)           $   27.95
                                          ------------------------------------
Balance as at February 28, 2004                8,009           $   21.64
                                          ====================================


     The weighted average characteristics of options outstanding as at February 28, 2004 are as follows:

                         Options Outstanding (000's)                          Options Exercisable (000's)
------------------------------------------------------------------------------------------------------------------

                                  Number          Weighted                              Number            Weighted
                          Outstanding at           average          Weighted    Outstanding at             average
Range of exercise           February 28,   remaining life            average       February 28,           exercise
prices                              2004         in years     exercise price              2004               price
------------------------------------------------------------------------------------------------------------------


$2.43 - $3.62                    1,192              2.7          $   2.66             1,143           $   2.62
$3.88 - $5.66                      945              1.4              4.13               401               4.23
$5.93 - $8.78                      498              2.0              7.75               191               7.78
$8.97 - $13.12                     291              4.4             10.38                62               9.95
$13.55 - $20.29                  2,010              5.4             16.40                74              16.87
$20.39 - $30.51                  1,459              4.8             23.24               244              22.94
$30.68 - $45.51                    423              4.3             37.41                69              37.65
$46.55- $68.48                     669              3.6             51.97               314              50.95
$70.44 and over                    522              5.4             80.33               142              87.00
---------------------------------------------------------------------------------------------------------------
Total                            8,009              4.0          $  21.64             2,640           $  16.90
===============================================================================================================

12.  COMMITMENTS AND CONTINGENCIES

(a)  LEASE COMMITMENT

     The Company is committed to annual lease payments under operating leases for premises as follows:

                                      Real Estate        Equipment         Total
    For the year ending
    2005                               $  1,952           $   213        $ 2,165
    2006                                  1,842                75          1,917
    2007                                  1,526                15          1,541
    2008                                  1,382                 -          1,382
    2009                                  1,003                 -          1,003
    Thereafter                            6,082                 -          6,082
                                  ----------------------------------------------
                                       $ 13,787           $   303        $14,090
                                  ==============================================


     For the period ended February 28, 2004, the Company incurred rental expense of $2,197 (March 1, 2003 - $2,272; March 2, 2002 - $1,857).

(b)  OTHER LITIGATION

     In addition to the NTP matter discussed in note 16, the Company has been involved in patent litigation with Good Technology, Inc. ("GTI").

     The Company and GTI (the "parties") entered into a agreement on March 26, 2004 whereby the parties have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement of this dispute will not be material to the Company's financial position.

     The Company is involved in a dispute with Inpro II Licensing, S.a.r.l. ("Inpro") in connection with two of Inpro's patents. In a Delaware action, Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages in relation to one of its patents. The matter is currently scheduled for trial in September 2005 and fact discovery must be complete by October 29, 2004. The Company filed an action for a declaratory judgement of non-infringement with respect to one of the two patents, which action is the subject of a motion to stay or transfer to Delaware. Although the Company has conducted a thorough review of the relevant patents held by Inpro, and is of a view that it does not infringe on such patents, at this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at February 28, 2004.

     From time to time, the Company is involved in other claims in the normal course of business. Management regularly assesses such claims and when matters are considered likely to result in a material exposure and the amount of a related loss is quantifiable, a provision for loss is made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 2, 2002 to February 28, 2004 was as follows:

    Accrued warranty obligations at March 2, 2002                    $   3,355
    Actual warranty experience during 2003                                (577)
    2003 warranty provision                                              5,465
    Adjustments for changes in estimate                                 (3,073)
                                                                 --------------
    Accrued warranty obligations at March 1, 2003                        5,170

    Actual warranty experience during 2004                              (3,946)
    2004 warranty provision                                              8,648
    Adjustments for changes in estimate                                   (626)
                                                                 --------------
    Accrued warranty obligations at February 28, 2004                $   9,246
                                                                 ==============


14.  GOVERNMENT ASSISTANCE

     The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

     Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

     The Company has recorded $2,530 on account of TPC royalty repayment expense with respect to TPC-1 (March 1, 2003 - $925; March 2, 2002 - $1,575). The final payment with respect to TPC-1 is expected to be made during the first quarter of fiscal 2005.

     The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross product revenues resulting from project and then other revenues. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300. No amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

     The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 or fiscal 2004, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

     Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                     For the year ended
                                        February 28,       March 1,         March 2,
                                            2004             2003             2002
                                      ------------------------------------------------
   Gross research and development         $  62,638        $  64,952        $  49,517
   Government funding                                                          12,071
                                                  -            9,036
                                      ------------------------------------------------
   Net research and development           $  62,638        $  55,916        $  37,446
                                      ================================================

15.  RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002. The cost of the employees was previously included as part of Cost of sales, Selling, marketing and administration, and Research and development.

     The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during fiscal 2005.

     The pre-tax financial components of the Plan are summarized below:

                                  Balances as at     Cash Payments       Write-offs       Balances as at
                                   March 1, 2003                                        February 28, 2004
                                 --------------------------------------------------------------------------
Workforce reduction and related
costs                                    $     648        $     (648)        $       -           $       -
Excess facilities and capital
assets                                       1,924              (431)             (230)              1,263
                                 --------------------------------------------------------------------------
                                         $   2,572        $   (1,079)        $    (230)          $   1,263
                                 ==========================================================================

                                  Balances as at     Cash Payments       Write-offs       Balances as at
                                 November 12, 2002                                        March 1, 2003
                                 --------------------------------------------------------------------------
Workforce reduction and related
costs                                    $   4,056        $   (3,408)          $     -           $     648
Excess facilities and capital
assets                                       2,494               (63)             (507)              1,924
                                 --------------------------------------------------------------------------
                                         $   6,550        $   (3,471)        $    (507)          $   2,572
                                 ==========================================================================

     The balance of the restructuring provision of $1,263 as at February 28, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.


16.  LITIGATION AWARD

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

     o        Enhanced compensatory damages      $ 47.5 million
     o        Plaintiff attorney fees            $  4.2 million
     o        Prejudgement interest              $  2.0 million
                                                 --------------
     o        Total                              $ 53.7 million
                                                 --------------

     The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

     During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

     The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings.

     On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

     During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

     NTP filed its Responding Brief on or about January 2, 2004. The Company filed its Reply Brief on February 3, 2004.

     During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004. The $12.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004. The Company funded the $12.9 million into an escrow account subsequent to the end of the third quarter of fiscal 2004.

     For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments.

     As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.


17.  WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350.


18.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                                                                               For the year ended
                                                              February 28,          March 1,         March 2,
                                                                      2004              2003             2002
                                                         -----------------------------------------------------
Numerator for basic and diluted earnings (loss) per
share available to common stockholders                           $  51,829        $ (148,857)       $ (28,321)
                                                         =====================================================
Denominator for basic earnings (loss) per share -
weighted average shares outstanding (000's)                         79,650            77,636           78,467
Effect of dilutive securities:
  Employee stock options                                             4,040                 -                -
                                                         -----------------------------------------------------
Denominator for basic and diluted earnings (loss) per
share - weighted average shares outstanding (000's)                 83,690            77,636           78,467
                                                         =====================================================
Earnings (loss) per share
  Basic                                                           $   0.65        $   (1.92)        $  (0.36)
  Diluted                                                         $   0.62        $   (1.92)        $  (0.36)

     Stock options and share purchase warrants were excluded from the diluted
     (loss) per share figures for 2003 and 2002, as they were anti-dilutive.


19.  COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive net income (loss) are shown in the following table:

                                                                      For the year ended
                                                        February 28,        March 1,         March 2,
                                                            2004              2003             2002
                                                      -----------------------------------------------------
Net income (loss)                                             $  51,829      $ (148,857)       $  (28,321)
Net change in unrealized gains on available-for-sale
investments                                                         613                -                 -
Net change in derivative fair value during the year              11,941            5,958           (2,803)
Amounts reclassified to earnings during the year                (9,912)          (1,041)             1,325
                                                      -----------------------------------------------------
Comprehensive income (loss)                                   $  54,471      $ (143,940)       $  (29,799)
                                                      =====================================================

    The components of accumulated other comprehensive income are as follows:

                                                                          For the year then ended
                                                              February 28,       March 1,          March 2,
                                                                  2004             2003              2002
                                                            ----------------------------------------------------
Accumulated net unrealized gains on available-for-sale              $    613          $      -       $       -
investments
Accumulated net unrealized gains (loss) on derivative
instruments                                                            5,468             3,439          (1,478)
                                                            ----------------------------------------------------
Total accumulated other comprehensive income (loss)                 $  6,081          $  3,439       $  (1,478)
                                                            ====================================================

20.  SUPPLEMENTAL INFORMATION

(A)      STATEMENT OF CASH FLOWS

     The following summarizes interest and income taxes paid:

                                                        For the year ended
                                                   February 28,       March 1,         March 2,
                                                       2004             2003             2002
                                                 ---------------------------------------------------
Interest paid during the year                             $   770          $    852          $   779
Income taxes paid (refunded) during the year                 (196)            1,070              967

(B)      ACCRUED LIABILITIES

     The following items are included in the accrued liabilities balance:

                                                                                       As at
                                                                            February 28,     March 1,
                                                                                2004           2003
                                                                           ------------------------------
Airtime purchase costs                                                              17,486        17,109
Marketing costs                                                                     13,081         8,116
Warranty                                                                             9,246         5,170
Royalties                                                                           10,042         4,558
Other                                                                    #          20,683        19,462
                                                                           ------------------------------
                                                                                  $ 70,538       $54,415
                                                                           ==============================

(C) OTHER INFORMATION

     Advertising expense, which includes media, agency and promotional expenses equal to $18,206 (March 1, 2003 - $15,079; March 2, 2002 - $18,549) is
     included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $2,156 (March 1, 2003 - gain of $293; March 2, 2002 - loss of $1,042).


21. FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding at fiscal year-ends were as follows:

                                                                        February 28, 2004
                                                          -----------------------------------------------
Assets (Liabilities)                                         Notional        Carrying       Estimated
                                                              Amount          Amount       Fair Value
Cash and cash equivalents                                         $     -     $1,156,419      $1,156,419
Available-for-sale investments                                          -        187,824         187,824
Held-to-maturity investments                                            -        146,062         151,461
Long-term debt                                                          -         (6,433)         (6,808)
Currency forward contracts                                        208,850          5,399           5,399


                                                                           March 2, 2003
                                                          -----------------------------------------------
Assets (Liabilities)                                         Notional        Carrying       Estimated
                                                              Amount          Amount       Fair Value

Cash and cash equivalents                                         $     -      $ 340,681       $ 340,681
Available-for-sale investments                                          -              -               -
Held-to-maturity investments                                            -        190,030         194,189
Long-term debt                                                          -        (11,919)        (12,273)
Currency forward contracts                                         69,416          3,858           3,858

     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004 approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

     To mitigate this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to anticipated foreign currency transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. The maturity dates of these instruments range from March 2004 through to February 2007. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439; March 2, 2002 - loss of $1,478). These amounts were included in Other current assets and Other comprehensive income. Approximately $4,791 of the unrealized gains on the forward contracts will be reclassified to earnings in fiscal 2005.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments range from March, 2004 through to March, 2005. As at February 28, 2004, a loss of $69 was recorded in respect of these instruments (March 1, 2003 - gain of $419; March 2, 2002 - $nil). This amount was included with Selling, marketing and administration.

     During the prior year, to satisfy short-term cash requirements, the Company entered into a forward exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million. The contract carried an exchange rate of U.S. $1.00 equals Canadian $1.5313, and it matured on March 3, 2003. Due to the short-term nature of this contract it was not designated for hedge accounting and a loss of $42 was recorded in respect to this instrument.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004 the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at February 28, 2004 is $ 2,379 (March 1, 2003 - $2,331).

     While the Company sells its products and services to a variety of customers, two customers comprised 24%, and 10% of trade receivables as at February 28, 2004 (2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (March 1, 2003 - one customer comprised 12%).


22.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

     Selected financial information is as follows:

                                                       February 28,          March 1,       February 28,
                                                               2004              2003               2002
                                                 --------------------------------------------------------
Sales
  Canada                                                 $   54,847        $   21,788         $   21,381
  United States                                             446,000           255,466            239,702
  Other                                                      93,769            29,478             32,970
                                                 --------------------------------------------------------
                                                         $  594,616        $  306,732         $  294,053
                                                 ========================================================
Sales
  Canada                                                       9.2%              7.1%               7.3%
  United States                                               75.0%             83.3%              81.5%
  Other                                                       15.8%              9.6%              11.2%
                                                 --------------------------------------------------------
                                                             100.0%            100.0%             100.0%
                                                 ========================================================

                                                       February 28,          March 1,       February 28,
Revenue mix                                                    2004              2003               2002
                                                 --------------------------------------------------------

  Handhelds                                              $  343,154        $  122,711         $  160,198
  Service                                                   171,215           129,332             88,880
  Software                                                   47,427            21,655             12,874
  Other                                                      32,820            33,034             32,101
                                                 --------------------------------------------------------
                                                         $  594,616        $  306,732         $  294,053
                                                 ========================================================

Capital, intangible assets and goodwill

  Canada                                                 $  209,766        $  207,221
  United States                                              28,206            30,759
  Foreign                                                     4,115             5,270
                                                 -------------------------------------
                                                         $  242,087        $  243,250
                                                 =====================================

Total assets

  Canada                                                 $  333,811        $  258,833
  United States                                           1,561,232           588,814
  Foreign                                                    36,335            14,009
                                                 -------------------------------------
                                                        $ 1,931,378        $  861,656
                                                 =====================================

                                                                  Document No. 3


                           RESEARCH IN MOTION LIMITED

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2004
                COMPARED TO THE FISCAL YEAR ENDED MARCH 1, 2003

June 8, 2004

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 28, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2004 Financial Statements under U.S. GAAP compared to Canadian GAAP".

The comparative information in this MD&A conforms with U.S. GAAP. For fiscal years prior to 2004, the Company's consolidated financial statements and the accompanying notes have been prepared separately in accordance with U.S. GAAP reconciled to Canadian GAAP and also in accordance with Canadian GAAP reconciled to U.S. GAAP.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

   o the Company's plans to continue to invest in core research and development to enhance the BlackBerry product portfolio;
   o the Company's plans to foster new foster new international business relationships with global carriers and to extend its enterprise market leadership into the prosumer market;
   o the Company's plans to license the BlackBerry platform to key handset vendors through its BlackBerry Connect program and to strengthen its infrastructure to support subscriber growth;
   o     RIM's revenue and earnings expectations;
   o     anticipated growth in RIM's subscriber base;
   o     monthly average revenue per unit for wireless service; and
   o     future product developments and releases.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", "plan" and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results,

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada:

   o   possible failure of RIM's appeal of the judgment in the NTP litigation;
   o third-party claims for infringement of intellectual property rights by RIM;
   o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
   o RIM's ability to enhance current products and develop and introduce new products;
   o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
   o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
   o   reliance on third-party suppliers;
   o effective management of growth and ongoing development of RIM's service and support operations;
   o a breach of RIM's security measures, or an inappropriate disclosure of confidential information;
   o   competition;
   o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
   o   RIM's dependence on a limited number of significant customers;
   o   fluctuations in quarterly financial results;
   o   reliance on third-party network developers;
   o   foreign exchange risks;
   o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
   o   the continued quality and reliability of RIM's products;
   o   RIM's ability to manage production facilities efficiently;
   o   risks associated with foreign operations;
   o   dependence on key personnel;
   o   continued use and expansion of the Internet;
   o   regulation, certification and health risks;
   o   control of RIM shares by management; and
   o   tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Web Client ("BWC"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are used by thousands of organizations around the world and are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and the BlackBerry Connect Licensing Program. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

SOURCES OF REVENUE

RIM's primary revenue stream is generated by its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM generates revenues from sales of BlackBerry Wireless Handhelds, which provide users with the ability to send and receive full-length wireless messages and data from a wearable device. RIM's BlackBerry Wireless Handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry Wireless Handhelds, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software. BlackBerry Connect is RIM's licensing program that enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and RIM's BlackBerry Web Client-related services using the same wireless architecture and infrastructure that is being used by RIM's BlackBerry handheld customers. The BlackBerry Connect licensing program, which has become an increasingly important component of the Company's strategy, is designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees.

Revenues are also generated from sales of radio modems to original equipment manufacturers ("OEMs"), non-recurring engineering services ("NRE"), accessories, technical support and repair and maintenance programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


HARDWARE

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

OTHER

Revenue from the sale of OEM radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBT EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed by the Company in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The largest component of Intangible assets is licenses. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units to be sold during the terms of the license agreements. See "

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon cumulative losses in recent years, estimated future earnings as per internal forecasts for periods in which temporary differences become deductible as well as prudent and feasible tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it is able to realize its deferred tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods when such determinations are made.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 12(b) to the Consolidated Financial Statements and "Events Subsequent to February 28, 2004 Year End - Settlement of Patent Litigation") and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 16 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation, RIM will review its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, material usage and other related production costs and service delivery expense.

The Company's estimates of costs are based upon historical experience and expectations of future conditions when it is introducing new BlackBerry handheld products. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

INVESTMENTS

Investments classified as available for sale under SFAS 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.


Summary Results of Operations - Fiscal 2004, Fiscal 2003 and Fiscal 2002

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


                                                As at and for the Fiscal Year Ended
                                      February        March 1,        Change        March 2,
                                      28, 2004         2003          2004/2003       2002
                                     ---------------------------------------------------------
                                    |           (in thousands, except for per share amounts)
                                    |            |               |             |
Revenue                             |  $ 594,616 |     $ 306,732 |  $ 287,884  |    $ 294,053
                                    |            |               |             |
Cost of sales                       |     323,365|      187,289  |    136,076  |      209,525
                                    |------------|---------------|-------------|--------------
Gross margin                        |     271,251|      119,443  |    151,808  |       84,528
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Expenses                            |            |               |             |
 Research and development           |      62,638|       55,916  |      6,722  |       37,446
 Selling, marketing and             |            |               |             |
 administration                     |     108,492|      104,978  |      3,514  |       93,766
 Amortization                       |      27,911|       22,324  |      5,587  |       11,803
                                    | -----------|---------------|-------------|--------------
  Sub-total                         |     199,041|      183,218  |     15,823  |      143,015
                                    | -----------|---------------|-------------|--------------
                                    |            |               |             |
Restructuring charges               |           -|        6,550  |     (6,550) |            -
Litigation                          |      35,187|       58,210  |    (23,023) |            -
                                    |------------|---------------|-------------|--------------
Restructuring and litigation        |      35,187|       64,760  |    (29,573) |            -
                                    |------------|---------------|-------------|--------------
                                    |     234,228|      247,978  |    (13,750) |       143,015
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Income (loss) from operations       |      37,023|     (128,535) |    165,558  |      (58,487)
                                                 |               |             |
Investment income                   |      10,606|       11,430  |       (824) |       25,738
                                    |            |               |             |
Write-down of investments           |           -|            -  |          -  |       (5,350)
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Income (loss) before income taxes   |      47,629|     (117,105) |    164,734  |      (38,099)
                                    |            |               |             |
Provision for (recovery of)         |            |               |             |
income tax                          |      (4,200|       31,752  |     35,952  |       (9,778)
                                    |------------|---------------|-------------|--------------
Net income (loss)                   |    $ 51,829|   $(148,857)  |  $ 200,686  |   $ (28,321)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
Earnings (loss) per share           |            |               |             |
 Basic                              |    $   0.65|    $  (1.92)  |   $   2.57  |    $  (0.36)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
 Diluted                            |    $   0.62|    $  (1.92)  |   $   2.54  |    $  (0.36)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
Total assets                        |  $1,931,378|    $ 861,656  | $1,069,722  |    $ 946,958
Total liabilities                   |     215,115|      154,875  |     60,240  |       72,890
Shareholders' equity                |  $1,716,263|    $ 706,781  | $1,009,482  |    $ 874,068
                                     ------------                 -------------

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                      Fiscal Year Ended
                                     February      March 1,      Change       March 2,
                                     28, 2004       2003        2004/2003      2002
                                    ----------------------------------------------------
                                   |           |             |             |
Revenue                            |   100.0%  |    100.0%   |         -   |    100.0%
                                   |           |             |             |
Cost of sales                      |    54.4%  |     61.1%   |     (6.7%)  |     71.3%
                                   |-----------|-------------|-------------|------------
Gross margin                       |    45.6%  |     38.9%   |      6.7%   |     28.7%
                                   |           |             |             |
Expenses                           |           |             |             |
                                   |           |             |             |
 Research and development          |    10.5%  |     18.2%   |     (7.7%)  |     12.7%
 Selling, marketing and            |           |             |             |
 administration                    |    18.2%  |     34.2%   |    (16.0%)  |     31.9%
 Amortization                      |     4.8%  |      7.3%   |     (2.5%)  |      4.0%
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
  Sub-total                        |    33.5%  |     59.7%   |    (26.2%)  |     48.6%
                                   |           |             |             |
Restructuring charges              |        -  |      2.1%   |     (2.1%)  |        -
                                   |           |             |             |
Litigation                         |     5.9%  |     19.0%   |    (13.1%)  |        -
                                   |-----------|-------------|-------------|------------
Restructuring and litigation       |     5.9%  |     21.1%   |    (15.2%)  |        -
                                   |-----------|-------------|-------------|------------
                                   |    39.4%  |     80.8%   |    (41.4%)  |     48.6%
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
Income (loss) from operations      |     6.2%  |    (41.9%)  |     48.1%   |    (19.9%)
                                   |           |             |             |
Investment income                  |     1.8%  |      3.7%   |     (1.9%)  |      8.8%
                                   |           |             |             |
Write-down of investments          |        -  |        -    |         -   |     (1.8%)
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
Income (loss) before income taxes  |     8.0%  |    (38.2%)  |     46.2%   |    (12.9%)
                                   |           |             |             |
Provision for (recovery of)        |           |             |             |
income tax                         |    (0.7%) |     10.3%   |     11.0%   |     (3.3%)
                                   |-----------|-------------|-------------|------------
Net income (loss)                  |     8.7%  |    (48.5%)  |     57.2%   |     (9.6%)
                                   | ==========| ==========  |  =========  | ==========
                                    -----------               -------------


EXECUTIVE SUMMARY

As the above tables highlight, the Company's results were significantly improved in fiscal 2004 compared to fiscal 2003. The four primary fiscal 2004 "profit drivers" that contributed to this improvement are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


The Company's net income increased by $200.7 million to $51.8 million or $0.65 basic earnings per share and $0.62 diluted earnings per share in fiscal 2004, compared to a net loss of $148.9 million or a loss per share of $1.92 in fiscal 2003.

PRIMARY FISCAL 2004 PROFIT DRIVERS

REVENUE AND RESULTING GROSS MARGIN GROWTH

Revenue increased by $287.9 million to $594.6 million in fiscal 2004 from $306.7 million in the preceding year. The number of BlackBerry handhelds sold increased by 643,000 to 920,000 in fiscal 2004 compared to 277,000 in fiscal 2003. Factoring in a 15.8% reduction in average selling price ("ASP"), handheld revenues increased by $220.4 million to $343.2 million in fiscal 2004. Service revenue increased by $41.9 million to $171.2 million in fiscal 2004, consistent with the Company's increase in BlackBerry subscribers during the year. Software revenue increased by $25.8 million to $47.4 million in fiscal 2004.

Gross margin increased to $271.3 million or 45.6% in fiscal 2004 compared to $119.4 million or 38.9% in fiscal 2003. The increase of 6.7% in the gross margin ratio to 45.6% in fiscal 2004 was as a result of the Company's cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing cost efficiencies as a result of the increase in handheld volumes and favorable changes in BlackBerry handheld product mix.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION AND AMORTIZATION

The Company was focused on prudent cost management and maximizing the financial net income "leverage" to be obtained from the increase in revenue and gross margin. Research and development, Selling, marketing and administration and Amortization expenses increased by $15.8 million or 8.6% to $199.0 million in fiscal 2004 from $183.2 million in the preceding year. The 8.6% increase in fiscal 2004 was substantially below the increases in revenue and gross margin of 93.9% and 127.1%, respectively.

RESTRUCTURING AND LITIGATION CHARGES

Restructuring (nil in fiscal 2004) and litigation expenses totalled $35.2 million, a reduction of $29.6 million from $64.8 million in fiscal 2003.

INCOME TAX (RECOVERY)/PROVISION

The Company recorded an income tax recovery of $4.2 million in fiscal 2004 versus an income tax provision of $31.8 million in fiscal 2003, resulting in an increase of $36.0 million in fiscal 2004 net income.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 28, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                                               Fiscal 2004 Year
                                            Fourth             Third           Second            First
                                            Quarter           Quarter          Quarter          Quarter
                                       -------------------------------------------------------------------
                                                     (in thousands, except per share data)

Revenue                                     $ 210,585         $ 153,891        $ 125,679        $ 104,461

Gross margin (1)                              103,476            72,398           52,968           42,409

Research and development, Selling,
marketing and administration (1),
and Amortization (1)                           56,889            49,132           47,388           45,632

Litigation (2)                                 12,874             9,201            5,653            7,459

Investment income                              (3,624)           (2,264)          (2,222)          (2,496)
                                       ---------------   ---------------  ---------------  ---------------
Income (loss) before income taxes              37,337            16,329            2,149           (8,186)

Recovery of income taxes (4)                   (4,200)                -                -               -
                                       ---------------   ---------------  ---------------  ---------------
Net income (loss)                            $ 41,537          $ 16,329          $ 2,149        $  (8,186)
                                       ===============   ===============  ===============  ===============

Earnings (loss) per share
  Basic                                       $  0.49           $  0.21          $  0.03         $  (0.11)

  Diluted                                     $  0.46           $  0.20          $  0.03         $  (0.11)

 ---------------------------------------------------------------------------------------------------------
| Research and development                   $ 17,877          $ 15,673         $ 14,701         $ 14,387  |
|                                                                                                          |
| Selling, marketing and                                                                                   |
| administration (1)                           32,310            26,233           25,423           24,526  |
|                                                                                                          |
| Amortization (1)                              6,702             7,226            7,264            6,719  |
|                                      ---------------   ---------------  ---------------  --------------- |
|                                            $ 56,889          $ 49,132         $ 47,388         $ 45,632  |
|                                      ===============   ===============  ===============  =============== |
 ---------------------------------------------------------------------------------------------------------

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


                                                             Fiscal 2003 Year
                                        Fourth             Third           Second            First
                                        Quarter           Quarter          Quarter          Quarter
                                    -------------------------------------------------------------------
                                                  (in thousands, except per share data)

Revenue                                   $ 87,502          $ 74,176         $ 73,418         $ 71,636

Gross margin (1)                            35,894            28,988           29,097           25,463

Research and development, Selling,
marketing and administration (1),
and Amortization (1)                        43,948            52,434           44,872           41,964

Restructuring charge (3)                         -             6,550                -                -

Litigation (2)                              25,540            27,760            4,910                -

Investment income                           (2,498)           (2,901)          (2,877)          (3,154)
                                    ---------------   ---------------  ---------------  ---------------

Loss before income taxes                   (31,096)          (54,855)         (17,807)         (13,347)

Provision for (recovery of)
income taxes (4)                                -             37,937           (3,575)          (2,610)
                                    ---------------   ---------------  ---------------  ---------------

Net loss                                  $(31,096)         $(92,792)        $(14,232)        $(10,737)
                                    ===============   ===============  ===============  ===============

Loss per share - basic and diluted        $  (0.40)         $  (1.21)        $  (0.18)        $  (0.14)

 -------------------------------------------------------------------------------------------------------
| Research and development                $ 12,535          $ 16,843         $ 13,913         $ 12,625  |
|                                                                                                       |
| Selling, marketing and                                                                                |
| administration (1)                        24,979            29,979           25,213           24,807  |
|                                                                                                       |
| Amortization (1)                           6,434             5,612            5,746            4,532  |
|                                   ---------------   ---------------  ---------------  --------------- |
|                                         $ 43,948          $ 52,434         $ 44,872         $ 41,964  |
|                                   ===============   ===============  ===============  =============== |
 -------------------------------------------------------------------------------------------------------


Notes:
-----

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




(2)  See "Results of Operations - Litigation" and note 16 to the
     Consolidated Financial Statements.

(3) See "Results of Operations - Restructuring Charges" and note 15 to the Consolidated Financial Statements.

(4)  See "Results of Operations - Income Taxes" and note 9 to the
     Consolidated Financial Statements.


EVENTS SUBSEQUENT TO FEBRUARY 28, 2004 YEAR END

SETTLEMENT OF PATENT LITIGATION

Good Technology, Inc. ("GTI") and the Company entered into an agreement on March 26, 2004 whereby the parties also signed a settlement and license agreement and a series of pending lawsuits between the two companies were consequently dismissed. The parties have also signed a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement will resolve this matter and the settlement amounts will not be material to the Company's consolidated financial statements.

STOCK SPLIT

On April 7, 2004, the Company announced that its Board of Directors had approved a two-for-one stock split of the Company's outstanding common shares. The stock split will be implemented by way of a stock dividend whereby shareholders will receive one common share of the Company for each common share held. The stock dividend will be payable on June 4, 2004 to shareholders of record at the close of business on May 27, 2004. The total number of common shares outstanding as of February 28, 2004 was 92.4 million. Adjusting for the stock split, the total number of common shares outstanding will be 184.8 million.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



RESULTS OF OPERATIONS

FISCAL YEAR ENDED FEBRUARY 28, 2004 COMPARED TO THE FISCAL YEAR ENDED MARCH 1, 2003

REVENUE

Revenue for fiscal 2004 was $594.6 million, an increase of $287.9 million or 93.9% from $306.7 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                                                                         Change
                                 Fiscal 2004               Fiscal 2003                  2004/2003
                          --------------------------------------------------------------------------------
                        |                         |                            |                          |
Number of               |                         |                            |                          |
handhelds sold          |      920,000            |       277,000              |    643,000      232.1%   |
                        |==============           |===============             |==========================|
                        |                         |                            |                          |
Average selling price   |       $  373            |        $  443              |   $   (70)     (15.8%)   |
                        |==============           |===============             |==========================|
                        |                         |                            |                          |
Handhelds               |    $ 343,154       57.7%|     $ 122,711       40.0%  |  $ 220,443      179.6%   |
Service                 |      171,215       28.8%|       129,332       42.2%  |     41,883       32.4%   |
Software                |       47,427        8.0%|        21,655        7.1%  |     25,772      119.0%   |
Other                   |       32,820        5.5%|        33,034       10.7%  |       (214)      (0.6%)  |
                        |-------------------------|----------------------------|--------------------------|-
                        |    $ 594,616      100.0%|     $ 306,732      100.0%  |  $ 287,884       93.9%   |
                        |=========================|============================|==========================|
                         -------------------------                              -------------------------


Handheld product revenues increased by $220.4 million or 179.6% to $343.2 million or 57.7% of consolidated revenues in fiscal 2004 compared to $122.7 million or 40.0% of consolidated revenues in fiscal 2003. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 232.1% or 643,000 units to approximately 920,000 from approximately 277,000 in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks that were not available in the prior year, which account for the volume growth. This volume increase was partially offset by a 15.8% reduction in the ASP in fiscal 2004 to $373 per unit from $443 per unit in fiscal 2003. The Company's ASP is influenced by the impact of product mix in two primary ways: (i) the percentage of new BlackBerry 6200 monochrome /7200 color handheld series versus the 6500/6700 and 7500/7700 handheld series; and (ii) the mix between monochrome and color BlackBerry handhelds as color BlackBerry handhelds are more expensive. The Company experienced a continuing increase in the percentage of color products in its overall handheld sales mix during fiscal 2004 and expects this trend to continue in fiscal 2005. The Company also expects its ASP for handhelds to continue to

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



decline in fiscal 2005 as a result of the continuing shift to lower priced products and new product introduction plans, some of which are expected to have lower price points.

Service revenue increased $41.9 million or 32.4% to $171.2 million and comprised 28.8% of consolidated revenue in fiscal 2004, compared to $129.3 million in fiscal 2003. BlackBerry subscribers doubled to approximately 1,069,000 from approximately 534,000 as at March 1, 2003. The Company has also experienced some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue in fiscal 2005. The monthly average revenue per unit ("ARPU") for service is expected to continue to decline in fiscal 2005 as a result of the aforementioned migration and also because the continuing net increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay access fee from its carrier customers, rather than subscribers who purchase full e-mail service directly from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $25.8 million to $47.4 million in fiscal 2004 from $21.7 million in fiscal 2003, generally in line with the growth in handheld revenues during fiscal 2004.

Other revenue, which includes OEM radios, accessories, non-warranty repairs, NRE, technical support and other, was effectively stable at $32.8 million in fiscal 2004 compared to $33.0 million in fiscal 2003. Growth in revenue streams such as accessories, OEM, technical support and non-warranty repair was offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

GROSS MARGIN

Gross margin increased to $271.3 million or 45.6% of revenue in fiscal 2004, compared to $119.4 million or 38.9% of revenue in the preceding year. The net improvement in consolidated gross margin percentage was primarily attributable to higher margins for handheld products and service revenues. The increase in handheld products was due to reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds produced in fiscal 2004 over fiscal 2003 and the impact of handheld product mix, including the increasing percentage of color (versus monochrome) in the handheld product sales mix. The Company's service margin increased as the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay access fees from its carrier customers and the resulting gross margin.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



RESEARCH AND DEVELOPMENT

Gross research and development expenditures decreased by $2.3 million to $62.6 million in fiscal 2004 compared to $65.0 million in fiscal 2003. Research and development expenditures consist primarily of salaries and benefits for technical personnel, costs of related engineering materials, and software tools and maintenance fees. Compensation expense increased by $2.8 million as a result of the increase in employees supporting the Company's growth and new BlackBerry handheld product development. This increase in employment costs was more than offset by a reduction in external professional services in fiscal 2004 compared to fiscal 2003 expenditures.

Net research and development expenditures increased by $6.7 million to $62.6 million or 10.5% of revenue in fiscal 2004 compared to $55.9 million or 18.2% of revenue in fiscal 2003. In the prior year's comparable fiscal period, the Company recorded $9.0 million in contributions from its development agreement with Technology Partnerships Canada ("TPC") as a reduction in gross research and development costs. The Company had recorded all of the contributions due to RIM from TPC over the term of the agreement as at March 1, 2003.

The Company qualifies for investment tax credits ("Tics") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of Tics in fiscal 2004 or fiscal 2003. See "Income Taxes" and note 9 to the Consolidated Financial Statements.

SELLING, MARKETING AND ADMINISTRATION

Selling, marketing and administration expenses increased $3.5 million or 3.3% to $108.5 million for fiscal 2004 compared to $105.0 million for fiscal 2003. As a percentage of revenue, Selling, marketing and administration expenses declined to 18.2% in fiscal 2004 compared to 34.2% in the preceding year, primarily due to the increase in fiscal 2004 revenues over fiscal 2003.

The net increase in Selling, marketing and administration expenses for fiscal 2004 was primarily attributable to marketing, advertising and promotion expenses. Other cost increases were for information technology support expenses, infrastructure and maintenance expenses, building maintenance and professional fees, including the costs of complying with the Sarbanes-Oxley Act of 2002 and similar Canadian regulatory initiatives. The cost increases were partially offset by a foreign exchange gain of $2.2 million in fiscal 2004, compared to a lesser foreign exchange gain of $0.3 million in fiscal 2003 (see note 20 to the Consolidated Financial Statements) and a reduction in bad debt expense. Compensation expense was approximately equal in fiscal 2004 compared to fiscal 2003 generally as a result of the Company's cost restructuring undertaken in November 2002. See "Restructuring Charge".

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


AMORTIZATION

Amortization expense on account of certain capital and certain intangible assets increased by $5.6 million to $27.9 million for fiscal 2004 compared to $22.3 million for fiscal 2003. The increased amortization expense in fiscal 2004 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2003 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2004.

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations was $7.9 million in fiscal 2004 compared to $7.7 million in fiscal 2003 and is charged to Cost of sales in the Consolidated Statements of Operations. See also note 6 to the Consolidated Financial Statements. The Company expects amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations to increase in fiscal 2005 compared to fiscal 2004 as it incurs capital expenditures necessary to expand its manufacturing and service business operations.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $18.7 million in fiscal 2004 compared to $1.1 million in fiscal 2003. This increase is due generally to the increase in the number of handhelds sold in fiscal 2004 versus fiscal 2003. See "Revenue". Total amortization expense with respect to intangible assets was $19.5 million in fiscal 2004 compared to $2.8 million in fiscal 2003. See also note 7 to the Consolidated Financial Statements.

RESTRUCTURING CHARGE

During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges of $6.6 million included the costs associated with the termination of employees, related costs and the closure and exit of certain leased facilities. See note 15 to the Consolidated Financial Statements.

LITIGATION

See also the discussion of the NTP matter in "Liquidity and Capital Resources - NTP Litigation Funding" and note 16 to the Consolidated Financial Statements.

The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

On May 23, 2003, the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



estimated prejudgment interest for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Company's consolidated balance sheets as at May 31, 2003.

On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal to the Court of Appeals for the Federal Circuit (the "Court of Appeals"). In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

    o    Enhanced compensatory damages               $ 47.5 million
    o    Plaintiff attorney fees                     $  4.2 million
    o    Prejudgement interest                       $  2.0 million
                                                     ---------------
    o    Total                                       $ 53.7 million
                                                     ---------------

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments.

On November 26, 2003, the Company filed its opening appeal brief with the Court of Appeals.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

NTP filed its Responding Brief on January 5, 2004. The Company filed its Reply Brief on February 3, 2004.

During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004.

For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments. The Company has restricted cash of $36.3 million in connection with the NTP matter as at February 28, 2004.

As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably.

During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

While the jury verdict, rulings, damages and other awards in the NTP matter remain subject to RIM's appeal, such appeal may not ultimately be successful. If the appeal is unsuccessful, the jury verdict in the NTP matter, as amended by the District Court, requiring RIM to pay a royalty in respect of all infringing revenues will have a material adverse effect on RIM's future results of operations and financial condition. In addition, if RIM is not able to overturn on the appeal the injunction, it may be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, which is the largest market for RIM's products and services, unless RIM is able to negotiate a license with NTP at that time, which may not be available to RIM at a reasonable cost or at all.


INVESTMENT INCOME

Investment income decreased to $10.6 million in fiscal 2004 from $11.4 million in fiscal 2003. The decrease primarily reflects a reduction in the average interest rate yield on the investment portfolio during fiscal 2004 compared to fiscal 2003. Investment income increased for the period January 21, 2004 to February 28, 2004 as a result of the Company's equity offering of 12.1 million shares, which raised net proceeds of $905.2 million that were invested for that period.

The Company expects its investment income to increase in fiscal 2005 compared to fiscal 2004 as a result of the inclusion of the $905.2 million in the Company's fiscal 2005 investment portfolio for the entire 2005 fiscal year.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


INCOME TAXES

The Company recorded a current tax recovery of $4.2 million or $0.05 per share diluted in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for.

The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that we still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance is required as at February 28, 2004.

For fiscal 2003, during the third quarter, the Company determined that it was no longer able to satisfy the "more likely than not" standard with respect to the realization of its deferred income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time, resulting then in a net provision for deferred income tax of $37.9 million. These net deferred tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. See also Note 9 to the Consolidated Financial Statements.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NET INCOME (LOSS)

Net income was $51.8 million, or $0.65 per share basic and $0.62 per share diluted, in fiscal 2004 versus a net loss of $148.9 million, or $1.92 per share basic and diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2004 increase in net income and earnings per share.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

The following table summarizes the Company's cash flows for the periods indicated:

                                                 Fiscal 2004       Fiscal 2003
                                                --------------    -------------

Net income (loss)                                   $  51,829      $  (148,857)
Amortization                                           54,529           31,147
Deferred income taxes                                       -           29,244
Working capital and other                             (42,523)          91,256
                                                --------------    -------------

Cash flows from operating activities                   63,835            2,790

Cash flows from financing activities                  948,881          (23,961)

Cash flows from investing activities                 (196,832)          21,396

Other                                                    (146)             (20)
                                                --------------    -------------

Net increase in cash and cash equivalents           $ 815,738         $    205
                                                ==============    =============


Operating Activities

For fiscal 2004, cash flow generated from operating activities was $63.8 million compared to $2.8 million in fiscal 2003. Net income plus amortization was $106.4 million for the current year. The majority of cash applied to cash working capital for the current fiscal year resulted from increases in trade receivables of $54.4 million (generally consistent with the Company's revenue growth), other receivables of $7.6 million and inventory of $11.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million is more than offset by the increase in restricted cash of $36.3 million, which relates to the Company's funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share, and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004. This compares to $24.0 million used in financing activities in the prior fiscal year, which was primarily for the buyback of 1.9 million common shares pursuant to the Company's Common Share Purchase Program.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



Investing Activities

For the current fiscal year, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively. For the prior fiscal year, cash flow generated by investing activities was $21.4 million. Uses included the acquisition of investments of $190.0 million, acquisitions of capital assets and intangible assets of $39.7 million and $31.0 million, respectively, and acquisitions of subsidiaries of $22.0 million. There were net proceeds from the sale of investments of $304.1 million.

Cash and cash equivalents, short-term investments and investments increased by $959.6 million to $1,490.3 million as at February 28, 2004 from $530.7 million as at March 1, 2003.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                             As At
                               February 28,          March 1,          Change
                                   2004                2003          2004/2003
                              -------------------------------------------------

Cash and cash equivalents       $ 1,156,419        $  340,681        $ 815,738

Short-term investments                    -                 -                -

Investments                         333,886           190,030          143,856
                              -------------------------------------------------

Cash, cash equivalents,
short-term investments
and investments                 $ 1,490,305        $  530,711        $ 959,594
                              =================================================

The majority of the Company's cash and cash equivalents and investments are denominated in U.S. dollars as at February 28, 2004.

NTP Litigation Funding

See also "Results of Operations - Litigation" and note 16 to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, 30 days subsequent to the end of the quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, plus postjudgment interest. These quarterly deposits will be set aside in escrow until the appeals process is complete. The quarterly deposit fundings for the first three quarters, and the $12.9 million obligation for the fourth quarter of fiscal 2004, are reflected as Restricted cash on the Company's consolidated balance sheet as at February 28, 2004.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


The Company has obtained a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 16 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility.

The Company's fiscal 2004 quarterly deposit obligations total $36.3 million and are classified as Restricted cash on the Company's consolidated balance sheets as at February 28, 2004.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 28, 2004:

                                                            One to      Four to       More
                                             Less than      Three        Five       than Five
                                 Total        One Year      Years        Years        Years
                              -----------------------------------------------------------------
                             |            |
Long-term debt               |    $ 6,433 |  $     193      $   667      $ 5,573      $   -
                             |            |
Operating lease obligations  |      8,008 |      2,165        4,840        1,003          -
                             |            |
Purchase obligations and     |            |
commitments                  |    168,449 |    168,449            -            -          -
                             |------------|----------------------------------------------------
Total                        |  $ 182,890 |  $ 170,807      $ 5,507      $ 6,576      $   -
                             |============}====================================================
                              ------------

Purchase obligations and commitments of $168.4 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S FISCAL 2004 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP.

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:

                                                     Fiscal Year Ended
                                            February 28,             March 1,
                                                    2004                 2003
                                          ---------------       --------------

Net income (loss) under U.S. GAAP              $  51,829          $ (148,857)
                                          ---------------       --------------
Adjustments - Canadian GAAP
  Start-up costs (a)                              (1,392)                (452)
  Future income taxes (a)                              -                  646
  Stock-based compensation costs (b)              (2,890)                   -
                                          ---------------       --------------
Net income (loss) under Canadian GAAP          $  47,547          $ (148,663)
                                          ================      ==============

Notes:
-----

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. The tax affect of this adjustment is also reflected above. As of August 30, 2003, the Company has expensed all start-up costs previously incurred, as the Company determined that there is no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




     the current year. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.


Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars, Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004, approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges,

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 28, 2004, a loss of $69 was recorded in respect of this amount (March 1, 2003 - gain of $419). This amount was included with Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 28, 2004 is $ 2.4 million (March 1, 2003 - $2.3 million).

While the Company sells to a variety of customers, two customers comprised 24% and 10% of trade receivables as at February 28, 2004 (March 1, 2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (fiscal 2003 - one customer comprised 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004, the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.

OUTLOOK AND STRATEGY

RIM's strategy is to continue to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of the BlackBerry platform.

RIM anticipates strong revenue and net earnings growth for the balance of fiscal 2005 compared to fiscal 2004 and is targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage its financial resources prudently and fostering a culture of innovation and achievement for its employees.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Research In Motion Limited (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 28, 2004.

D.       Audit Committee Financial Expert

The Registrant's board of directors has determined that John E. Richardson, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. Mr. Richardson is independent, as that term is defined under the rules and regulations of the Nasdaq National Market.

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Director, Investor Relations, at the address on the cover of this Form 40-F.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by Ernst & Young LLP ("E&Y"), the Registrant's principal accountant, for the fiscal year ended February 28, 2004 for professional services rendered by E&Y for the audit of the Registrant's annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements were $531,000. Approximately $166,000 relates to the prospectus filed in January 2004 and the balance relates to quarterly reviews and the annual audit.

The aggregate fees billed by E&Y and Zeifman & Company LLP ("Zeifman"), the Registrant's principal co-accountants (together, the "Outside Auditors"), for the fiscal year ended March 1, 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $123,000 and $83,000, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors and E&Y for the fiscal years ended March 1, 2003 and February 28, 2004, respectively, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $231,000 for E&Y and $51,000 for Zeifman, and $47,000 for E&Y. Professional services provided included accounting research and internal control review procedures.

         Tax Fees

The aggregate fees billed by the Outside Auditors and E&Y for the fiscal years ended March 1, 2003 and February 28, 2004, respectively, for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $21,000 for E&Y and $98,000 for Zeifman, and $90,000 for E&Y. Tax services provided included international tax compliance engagements.

         All Other Fees

The aggregate fees billed by the Outside Auditors and E&Y for the fiscal years ended March 1, 2003 and February 28, 2004, respectively, for products and services provided by the Outsider Auditors and E&Y, other than the services reported in the preceding three paragraphs, were $nil for E&Y and $nil for Zeifman, and $nil for E&Y.

         Audit Committee Pre-Approval Policies

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's Outside Auditors are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.       Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant's contractual obligations can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended February 28, 2004 under the heading "Liquidity and Capital Resources - Aggregate Contractual Obligations" filed with the Securities and Exchange Commission as Document 3 herein.

I.       Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended February 28, 2004 under the heading "Critical Accounting Policies and Estimates" filed with the Securities and Exchange Commission as Document 3 herein.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                       RESEARCH IN MOTION LIMITED





Dated: July 9, 2004                    By:    /s/ DENNIS KAVELMAN
                                             -----------------------------------
                                             By:     Dennis Kavelman
                                             Title:  Chief Financial Officer

                                 EXHIBIT INDEX



   Number            Document
   ------            --------

      1.             Consent of Ernst & Young LLP
      2.             Consent of Zeifman & Company, LLP
     31. Certification of co-CEO's and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     32. Certification of co-CEO's and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002