Form 40-F/A
period 2005-02-28
RESEARCH IN MOTION LTD
filed 2005-03-30
CIK 1070235

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                   FORM 40-F/A
                                (Amendment No. 1)

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2004       Commission File Number 0-29898
                              ______________________

                           RESEARCH IN MOTION LIMITED
             (Exact name of Registrant as specified in its charter)

     ONTARIO                         3661                      NOT APPLICABLE
(Province or other         (Primary Standard Industrial       (I.R.S. Employer
 Jurisdiction of           Classification Code Number)       Identification No.)
 Incorporation
 or Organization)

                               295 PHILLIP STREET
                                WATERLOO, ONTARIO
                                 CANADA, N2L 3W8
                                 (519) 888-7465
   (Address and telephone number of Registrants' principal executive offices)

                         Research In Motion Corporation
                   122 West John Carpenter Parkway, Suite 430
                               Irving, Texas 75039
                                 (972) 650-6126
                     (Name, address (including zip code) and
                    telephone number (including area code) of
                     agent for service in the United States)
                   ___________________________________________

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

       [ ] Annual information form     [ ] Audited annual financial statements

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

             Yes _____ 82-_____                           No  __X__

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

            Yes  __X__                                    No _____

                                EXPLANATORY NOTE

         Research In Motion Limited (the "Registrant") is filing this Amendment No.1 to its Annual Report on Form 40-F for the fiscal year ended February 28, 2004 solely to disclose, as required by amendments to the rules of the Nasdaq Stock Market, Inc. ("Nasdaq"), that Nasdaq granted the Registrant an exemption from Nasdaq's quorum requirements on November 25, 2002.

Nasdaq Exemptions
-----------------

         On November 5, 2002, the Registrant requested an exemption from Nasdaq's quorum requirements (which provide that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company) on the basis that such requirements were contrary to generally accepted business practices in Canada. The Registrant's by-laws provide that the quorum requirements for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing not less than 20% of the issued shares of the Registrant, of the class or classes respectively (if there is more than one class of shares outstanding at the time), enjoying voting rights at such meeting. The Registrant's quorum requirements comply with the requirements of the Business Corporations Act (Ontario) and are consistent with the quorum requirements other Canadian public companies. On November 25, 2002, based on the Registrant's representations, Nasdaq granted the requested exemption.

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

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                          RESEARCH IN MOTION LIMITED



Dated: March 30, 2005                     By:    /s/ DENNIS KAVELMAN
                                               --------------------------------
                                          Name:   Dennis Kavelman
                                          Title:  Chief Financial Officer

                                  EXHIBIT INDEX



 Number             Document
 ------             --------

    1.              Consent of Ernst & Young LLP* 2. Consent of Zeifman &
                    Company, LLP*

    31. Certification of co-CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

    32. Certification of co-CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

    33. Certification of co-CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F

_______________
*Previously filed.