Form 40-F
period 2005-02-26
RESEARCH IN MOTION LTD
filed 2005-05-27
CIK 1070235

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                   FORM 40-F

          [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 26, 2005       Commission File Number 0-29898
                              ____________________

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

                         RESEARCH IN MOTION CORPORATION
                   122 WEST JOHN CARPENTER PARKWAY, SUITE 430
                              IRVING, TEXAS 75039
                                 (972) 650-6126
 (Name, address and telephone number of agent for service in the United States)
            ____________________________________________________

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                          COMMON SHARES, NO PAR VALUE

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

         Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by this annual report.

THE REGISTRANT HAD 189,484,915 COMMON SHARES OUTSTANDING AS AT FEBRUARY 26,
2005.

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes____  82-______                     No __X__

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes  __X__                             No _____

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:   Annual Information Form for the year ended February 26, 2005, dated May 27, 2005.

Document No. 2:   Audited Consolidated Financial Statements for the fiscal year ended February 26, 2005, prepared in accordance with U.S. generally accepted accounting principles.

Document No. 3:   Management's Discussion and Analysis of Financial Condition
                  and Results of Operations for the fiscal year ended
                  February 26, 2005.

                                                                 Document No. 1

===============================================================================




                           RESEARCH IN MOTION LIMITED
                               295 Phillip Street
                               Waterloo, Ontario
                                    N2L 3W8



                        Renewal Annual Information Form
                           For the fiscal year ended
                               February 26, 2005






                               DATE May 27, 2005





===============================================================================

                               TABLE OF CONTENTS
ITEM 1   COVER PAGE

ITEM 2........................................................................5

         CORPORATE STRUCTURE..................................................5
         THE COMPANY..........................................................5

ITEM 3........................................................................6

         GENERAL DEVELOPMENT OF THE BUSINESS..................................6

ITEM 4........................................................................7

         NARRATIVE DESCRIPTION OF THE BUSINESS................................7
         INDUSTRY BACKGROUND.................................................10
         SUCCESS FACTORS.....................................................11
         STRATEGY............................................................13
         PRODUCTS AND SERVICES...............................................14
         THIRD PARTY SOFTWARE DEVELOPERS.....................................17
         INDUSTRY ASSOCIATIONS...............................................18
         SALES, MARKETING AND DISTRIBUTION...................................19
         CUSTOMERS...........................................................19
         COMPETITION.........................................................19
         PRODUCT DESIGN, ENGINEERING AND RESEARCH & DEVELOPMENT..............20
         INTELLECTUAL PROPERTY...............................................22
         PRODUCTION..........................................................23
         REGULATORY MATTERS..................................................24
         ENVIRONMENTAL REGULATIONS AND COSTS.................................24
         EMPLOYEES...........................................................24
         FACILITIES..........................................................25
         LEGAL PROCEEDINGS...................................................25
         RISK FACTORS........................................................31

ITEM 5.......................................................................47

         DIVIDEND POLICY.....................................................47

ITEM 6.......................................................................48

         DESCRIPTION OF SHARE CAPITAL........................................48

ITEM 7.......................................................................48

         MARKET FOR SECURITIES OF THE COMPANY................................48

ITEM 8.......................................................................49

         ESCROWED SECURITIES.................................................49

ITEM 9.......................................................................50

         DIRECTORS AND OFFICERS..............................................50

ITEM 10......................................................................53

         TRANSFER AGENTS AND REGISTRARS......................................53

ITEM 11......................................................................54

         MATERIAL CONTRACTS..................................................54

ITEM 12......................................................................54

         INTERESTS OF EXPERTS................................................54

ITEM 13......................................................................54

         ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE........54
         GLOSSARY............................................................56

APPENDIX A...................................................................60

         CHARTER OF THE AUDIT COMMITTEE......................................60

APPENDIX B...................................................................64

         LIST OF STRATEGIC CARRIER RELATIONSHIPS.............................64

                        RENEWAL ANNUAL INFORMATION FORM

                         CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Company" or "RIM" include Research In Motion Limited and its predecessors. Certain terms have the meanings specified in the Glossary. All dollar references, unless otherwise noted, are in United States dollars.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This renewal annual information form contains and incorporates by reference forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under "Risk Factors":

     o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
     o   competition;
     o effective management of growth and ongoing development of RIM's service and support operations;

     o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o   risks associated with RIM's expanding foreign operations;
     o   RIM's dependence on a limited number of significant customers;
     o fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
     o reliance on third-party network developers and software platform vendors;
     o   foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o   the continued quality and reliability of RIM's products;
     o   RIM's ability to manage production facilities efficiently;
     o   dependence on key personnel;
     o   government regulation of wireless spectrum and radio frequencies;
     o   continued use and expansion of the Internet;
     o   regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

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

Intercorporate Relationships

The Company has three material subsidiaries requiring disclosure. All are wholly owned, directly or indirectly, by RIM.

 ---------------------------------------------------------------------------
| NAME OF SUBSIDIARY               |       JURISDICTION OF INCORPORATION OR |
|                                  |       ORGANIZATION                     |
|----------------------------------|----------------------------------------|
| Research In Motion Corporation   |       Delaware, U.S.A.                 |
|----------------------------------|----------------------------------------|
| Research In Motion UK Limited    |       England and Wales                |
|----------------------------------|----------------------------------------|
| RIM Finance, LLC                 |       Delaware, U.S.A.                 |
 ---------------------------------------------------------------------------

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2005

     o More than doubled the BlackBerry subscriber base to over 2.5 million subscribers with over half a million subscribers outside of North America;
     o Launched several new handhelds including the BlackBerry 7750(TM), the BlackBerry 7100(TM) series, BlackBerry 7290(TM), BlackBerry 7250(TM), BlackBerry 7520(TM) and previewed a new BlackBerry handheld for WLAN networks;
     o   Launched a significant upgrade to the BlackBerry Enterprise Server
         (BES) software, version 4.0 for Microsoft Exchange;
     o   Launched BES to support IBM Lotus Domino 7.0 and Novell GroupWise;
     o   Added over 25 new carrier partners around the world;
     o BlackBerry Independent Software Vendor ("ISV") Alliance partners continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email;
     o Received FIPS 140-2 Security Certification for BES's enhanced support for the S/MIME security standard;
     o   Completed an effective 2 for 1 stock split in June 2004;
     o   Added to the S&P/TSX 60 and S&P Global 1200 Indexes;

Fiscal 2004

     o   Doubled the BlackBerry subscriber base to over one million users;
     o Launched a number of new BlackBerry handhelds for the GSM/GPRS, iDEN and CDMA (1xRTT) networks;
     o Announced a number of new BlackBerry Connect relationships with companies including Motorola, Samsung, Siemens and Sony Ericsson;
     o Expanded BlackBerry Internet Service availability to over 20,000 retail points of presence around the world;
     o Continued to expand internationally by partnering with more international carriers;
     o Added to the NASDAQ-100 Index and the Company's common shares are now included in the NASDAQ-100 Index Tracking Stock; and
     o Completed an equity offering in January 2004, which raised net proceeds of approximately $905 million.

Fiscal 2003

     o Increased the BlackBerry subscriber base to approximately 534,000 users;
     o Launched new BlackBerry handhelds for the iDEN and CDMA (1xRTT) networks, as well as additional models for GSM/GPRS networks;
     o Launched version 3.6 of BES to provide added functionality to the Company's corporate user base;
     o Launched BlackBerry Internet Service to expand RIM's addressable market to include the professional consumer ("Prosumer") segment;
     o Launched BlackBerry relationships with companies including Motorola, Samsung, Siemens and Sony Ericsson; and
     o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.


ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. The Company is organized and managed as a single reportable business segment. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing programs. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

RIM's primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless handhelds, software and service. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, Novell GroupWise and some ISP email services. When incorporating BES, the enterprise solution allows Microsoft Exchange, Lotus Domino and Novell GroupWise users to send and receive corporate email securely. BlackBerry also enables the use of personal information management ("PIM"), functions such as calendar, address book, task list and other functions associated with personal organizers. In addition, the BlackBerry wireless solution through the Mobile Data Service ("MDS") feature of the BES, allows users to securely access data from enterprise applications and the Internet. BIS, RIM's offering for the Prosumer, allows the integration of up to 10 different supported email accounts on the same handheld. BlackBerry service is provided through a combination of RIM's network operations center and the wireless networks of the Company's carrier partners.

RIM has developed various models of its wireless handhelds, including:
BlackBerry 7700 Series, BlackBerry 7500 Series, BlackBerry 7200 Series, BlackBerry 7100 Series, BlackBerry 6700 Series, BlackBerry 6200 Series, BlackBerry 5800 Series, BlackBerry 5700 Series, RIM 900 Series and RIM 800 Series. These products have been designed to accommodate the technical requirements of one or more of the Mobitex, DataTac, GSM/GPRS, CDMA (1xRTT) and iDEN protocols and the wireless data networks currently supported which are based on 2G and 2.5G technologies.

The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams. Strategic carrier relationships are listed in Appendix B.

RIM also offers two BlackBerry Licensing Programs (BlackBerry Connect and BlackBerry Built-In), which enable leading device manufacturers to equip their handsets with BlackBerry functionality, so users and organizations can connect to BlackBerry wireless services on a broader choice of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry "push" technology to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. Through the BlackBerry Connect licensing program, RIM has entered into development agreements with or licensed certain of RIM's intellectual property to High Tech Computer Corporation, PalmSource, Motorola, Nokia Corporation, Samsung, Siemens and Sony Ericsson. BlackBerry Connect is available for a number of operating systems, including Palm OS, Windows Mobile(TM) and Symbian OS.

BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services. BlackBerry Built-in is currently available on the Siemens SK65 and incorporates BlackBerry Email, BlackBerry Calendar, BlackBerry Contacts and BlackBerry Browser applications.

The Company believes that the demand for wireless handhelds and services is being fuelled by several key global trends, including the following:

     o commercial availability of 2.5G and other next generation wireless networks which allow for the delivery of both voice and data communications on a single wireless handheld;
     o emergence of mobile access to corporate intranets and enterprise applications as a competitive necessity;
     o broad acceptance of email as a reliable, secure and indispensable means of communication;
     o recognition by corporations of the productivity gains achieved through the wireless enablement of enterprise data applications beyond e-mail;
     o   growing popularity of portable information devices;
     o availability of smaller, lighter and cheaper converged handhelds, offering both voice and data capabilities;
     o completion of roaming agreements between global wireless carriers for GPRS;
     o   introduction of lower data pricing models by wireless carriers;
     o   proliferation of the Internet; and
     o   the growing number of mobile workers around the world.

Participants in the wireless handheld and services market require significant technical expertise to meet the stringent demands of the market for products with small size, reasonable battery life, "always-on" push connectivity, behind-the-firewall integration, security, extended functionality, multi-network support, global availability, and ease of use. Moreover, potential entrants must overcome other significant barriers to entry, including developing alliances with industry leading third parties such as global wireless network service providers, securing specialized component suppliers, establishing adequate financial resources and fostering relationships with software application developers.

Wireless handhelds and services are expected to play a significant role in the growing use of voice, Internet, corporate intranet, two-way messaging and eCommerce applications. The integration and focus of expert teams from various engineering disciplines have allowed RIM to develop products that RIM believes possess significant benefits over those of its competition. The secure, single-mailbox, "Always On, Always Connected"(TM) push characteristics of RIM's two-way packet switched wireless solutions that support multiple network protocols, as well as the Company's relationships with wireless carriers around the world, position RIM to maintain its role as a leading wireless solution supplier.

Industry Background

The Wireless Communications Industry

The wireless communications industry involves the provisioning of wireless voice and data services using radio frequency technologies ("RF") on a variety of competing wireless networks. These networks are typically comprised of a distinct voice layer upon which data transmission layers have been subsequently installed. The most widely deployed wireless data-only networks are Mobitex and DataTAC. The most widely deployed wireless voice and data networks include but are not limited to, GSM/GPRS, CDMA 1X, and iDEN. It is important to note that the two primary international voice and data networks (GSM/GPRS and CDMA 1X) continue to be upgraded to next generation technologies that offer greater speeds and increased abilities to support subscriber concentration in the same and new RF spectrum. The migration path for GSM/GPRS includes the addition of EDGE and UMTS technologies. CDMA 1X includes the addition of CDMA 1X EvDO and WCDMA technologies. The rollout of next generation (3G) technologies is already underway and commercially available in some markets.

In order to capitalize on the capabilities of the voice and data networks, handheld and handset vendors have released new `converged' devices to market and remain in pursuit of optimal form factors and features to provide end users with a greater degree of choice and value from integrated voice and data capabilities on one convenient and user friendly device. Examples of these products include the BlackBerry 7100 series, the BlackBerry 7200 series, and the BlackBerry 7700 series handhelds. Other converged voice and data products of note include the Danger Hiptop, HTC XDA III and MDA III, Motorola MPX and MPX 220, Nokia 9300, palmOne Treo 650, and Sony Ericsson P910.

Wireless Communications Industry Markets and Segments

The wireless communications industry is comprised of three distinct markets that are organized based on who purchases the devices, services and software solutions. The Consumer market is characterized by end users who purchase devices themselves for personal use, the Prosumer market is characterized by end users who purchase devices for business use, and the Corporate market is where solutions are purchased by IT and line of business managers for deployment to employees. RIM does not currently specifically target the Consumer market but instead focuses on the Corporate market, where it has established market leadership and a reputation for best-in-class products, and the Prosumer market .

Products designed for the corporate market typically include a converged handheld that is deployed in conjunction with a behind-the-firewall email, PIM and applications server. Products designed for the Prosumer market are typically hosted by either the vendor or wireless carrier and range in their depth of features from email only, to email, PIM and other data services such as Instant Messaging.

RIM believes that the following factors will influence commercial success in the wireless solutions and services market:

     o   small size and light weight handhelds;
     o   battery life;
     o   ease of use;
     o   compelling applications;
     o   extended functionality;
     o   extensive geographic coverage;
     o   in-building penetration of wireless coverage;
     o   competitive pricing;
     o   flexible architecture;
     o   end-to-end security;
     o   push-based architecture;
     o   multi-network support; and
     o connectivity to enterprise or personal email and enterprise applications.

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

Success Factors

Through development and integration of hardware, software and services, RIM provides end-to-end wireless solutions for seamless access to time-sensitive information including email, voice, messaging, Internet and intranet-based applications. RIM's integration and focus of research and development teams in radio frequency, hardware and software design, antenna design, circuit board design, integrated circuit design, power management, industrial design, and manufacturing engineering result in cost-effective solutions that offer small size, efficient battery consumption, ease of use, robust security and a significant return on investment to customers.

RIM believes that the following characteristics give it a competitive advantage and differentiate its products and services:

     o "Always On, Always Connected". The BlackBerry wireless solution uses a "push" architecture where the handheld is in constant connection with the network. Mobile users are provided with immediate message delivery, which has become the established benchmark for competitive offerings.

     o Extended Functionality. Users increasingly require mobile access devices to be versatile, easy-to-use and provide a robust level of functionality in terms of configuration, features and customizable options. RIM has consistently pursued very tight control over the features that are offered in balancing end user demand for features with the demands of IT managers for security and manageability. RIM's focus on business-grade solutions has won RIM a market-leading role for the Corporate market and a prominent position in the emerging Prosumer market. In response to the market support for RIM's approach, several of RIM's competitors have begun to launch alternate versions of their products that do not include features such as cameras and removable memory storage cards, as they are deemed to be a security risk.

     o Pricing. RIM believes that its products are well priced relative to those of suppliers of competing products. The return on investment for BlackBerry provides customers with rapid payback for their purchase. The primary sources of benefits include personal productivity and team workflow enhancements. Additionally, the low bandwidth nature of BlackBerry for data allows carriers to offer service packages to their customers at favorable rates compared to conventional usage of dial-up networking over wireless. While the market continues to acknowledge and embrace the benefits of RIM's solutions, RIM continues to launch new IT administrator and end user feature sets designed to lower the cost out of buying and deploying the solution.

     o Strength of the BlackBerry Brand and Market Awareness. BlackBerry's recognition as a premier brand in business-grade wireless solutions presents a barrier to entry for competitors attempting to offer a similar product. Additionally, the deployment of the BES in corporations around the world makes it difficult for a new solution to gain a market foothold.

     o Support for Multiple Carriers, Geographies and Network Protocols. The BlackBerry solution offers choice and manageability for global customers. Through relationships with the leading wireless carriers around the world, RIM is able to offer customers their choice of carrier depending on their needs in a particular geography. In addition, BlackBerry supports five network protocols, GSM/GPRS, CDMA (1xRTT), iDEN, Mobitex and DataTAC, allowing customers to provide their users with the best combination of carriers and network technologies for their particular region and user base, without changing the underlying BlackBerry infrastructure. RIM will continue to launch new products for next generation networks as the deployment scale and the economies around these networks are established.

     o Support for Third Party Handhelds. Through its BlackBerry licensing programs, RIM will provide a choice in handhelds for use with the BlackBerry architecture. Through licensing relationships with partners such as HTC, Nokia, Sony Ericsson, Siemens, Samsung, PalmSource and Motorola, customers will be able to use handsets and handhelds developed by third party OEMs to access the BlackBerry wireless data platform.

     o Intellectual Property Rights. RIM has sought to protect the technology that it has developed through a combination of patent, copyright, and trade secret protection as well as through contractual arrangements.

     o Extensibility and Flexible Architecture. RIM has designed its handheld and server platform architecture to support open standards to make it attractive for other software developers to create custom applications for BlackBerry. RIM believes its product architecture is more flexible and open than that used by many of its competitors. Through the Mobile Data System feature of BlackBerry, customers can quickly and easily design applications to provide access to existing corporate application data to their employees.

     o Secure, End-to-End Solution. BlackBerry was the first end-to-end solution designed specifically for enterprise access to email, PIM and other corporate information from a single wireless handheld. Through integration with Microsoft Exchange, Lotus Domino and Novell GroupWise, the BlackBerry solution can provide corporate users with secure wireless access to their own corporate email rather than having to establish an additional email account. Other features of the solution include over-the-air calendar synchronization, over-the-air folder management, wireless synchronization of deletes, enhanced IT manageability and personal organizer features such as contacts, tasks, and memos. RIM also provides a robust corporate applications platform that extrapolates the complexities of wireless application development by providing an integrated framework that provides preconfigured support for end-to-end security and multiple data transport methods, including push.

o Multiple Channels. RIM has launched products specifically tailored for the Prosumer market to augment its original corporate market behind-the-firewall server-based products. This increases the market touch points available to RIM. Carrier SME business units are now able to offer single licence or low volume licence BlackBerry Enterpise Servers for the SOHO / SME market and carrier retail channels and indirect distributor channels are able to offer products designed around RIM's hosted BlackBerry Internet Service offering for the Prosumer market.

Strategy

Key components of RIM's business strategy include:

     o Extend Technology Leadership. RIM is currently recognized as a leader in the wireless data communications industry for designing and developing the BlackBerry wireless email solution. RIM intends to maintain its leadership by focusing on the further development of two-way wireless technologies and applications, protecting its intellectual property and encouraging the adoption of its platform by wireless network service providers globally and their customers, and licensing the BlackBerry platform to key handset and service vendors.

     o Broaden Strategic Alliances and Relationships. RIM intends to continue to strengthen and develop its strategic alliances and relationships, and enter into similar relationships to affirm and enhance its competitive position as a primary wireless handheld and solutions provider to the mobile data communications industry. Areas of strategic alliances and relationships include, but are not limited to, enterprise and other software applications companies, global telecommunications carriers, OEM handset and converged wireless communication device manufacturers, microchip manufacturers and global systems integrators.

     o Promote and Enhance Development of Third Party Software. RIM will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of Java 2 Platform, Micro-Edition ("J2ME") based software applications for RIM's products and services.

     o Expand the Global Reach of the BlackBerry Solution. RIM plans to continue to foster relationships with key carriers and customers to expand the BlackBerry addressable market and provide customers with access to their corporate data anywhere in the world.

     o Maintain Market Leadership and Expand Customer Base. RIM intends to maintain its position as a market leader by focusing its sales and marketing efforts on the continued use of strategic alliances and relationships to promote the sale of its products, as well as utilizing direct sales and marketing teams. RIM also intends to expand its distribution channels and addressable markets by continuing to engage and work closely with value-added resellers, Internet service providers and network partners.

     o Enhance and Expand the BlackBerry Solution. RIM believes that the unique functionality of the BlackBerry wireless email solution can be further enhanced for both corporate and retail markets. RIM will focus on improving and enhancing its service, designing new form factors and developing additional BlackBerry applications.

     o Continue to Invest in Highly Qualified Personnel. RIM believes that the quality and skills of its senior management team and other personnel within the organization have been key factors in its progress to date. RIM intends to continue its recruiting strategies and operations in order to attract personnel to support its product development and growth strategies.

     o Pursue Licensing and Strategic Relationships with Industry Leaders. Through its BlackBerry Connect and BlackBerry Built-In licensing programs, RIM will continue to pursue arrangements with partners to allow third party handsets to access the BlackBerry architecture in order to broaden the addressable market and offer greater choice to end-users.

Products and Services

RIM's primary revenue stream is generated by the BlackBerry wireless solution, comprised of wireless handhelds, software and service. BlackBerry service is provided through a combination of RIM's Network Operating Centre ("NOC") and the wireless networks of RIM's carrier partners.

The Company's revenue mix for fiscal years 2005 and 2004 is as follows:


Revenue (U.S. $000's)       February 26, 2005               February 28, 2004
                         ------------------------------------------------------
    Handhelds             $ 933,989     69.2%        $  343,154          57.7%
    Service                 235,015     17.4%           171,215          28.8%
    Software                131,811      9.8%            47,427           8.0%
    Other                    49,632      3.6%            32,820           5.5%
                         ------------------------------------------------------
                         $1,350,447    100.0%        $  594,616         100.0%
                         ======================================================

Other revenue includes accessories, non-warranty repairs, non-recurring engineering development contracts ("NRE"), and OEM radios.

BlackBerry Wireless Handhelds

BlackBerry devices are communication tools that incorporate wireless technology to deliver simple, mobile communications access. Utilizing "push-based" technology that automatically delivers email and other data to a BlackBerry handheld, as well as fully integrated browser and organizer applications, BlackBerry makes it easy to manage information and communications from a single, integrated device.

BlackBerry Wireless Handhelds offer a number of options, including carrier choice. BlackBerry handhelds are designed to operate on a variety of carrier network types, including GSM/GPRS, CDMA, iDEN, Mobitex and DataTAC.

The following are the BlackBerry Wireless Handhelds currently available:

     o BlackBerry 7100 Series, including 7100g, 7100r, 7100t, 7100v and 7100x. The BlackBerry 7100 Series business phone is an integrated solution, incorporating the traditional BlackBerry offerings, as well as speakerphone capabilities and Bluetooth hands-free headset and car kit support. The BlackBerry 7100 Series works on the GSM / GPRS network and is the first series of handhelds to incorporate RIM's SureType(TM) keyboard technology.

     o BlackBerry 7230, BlackBerry 7280, and BlackBerry 7290. The data and voice-enabled color BlackBerry 7230 and BlackBerry 7280 feature the traditional BlackBerry wireless connectivity support in a small PDA-style form factor. The fully Java-based handheld also supports international roaming on the GPRS / GSM networks and a J2ME development environment. The BlackBerry 7290 offers similar features but in addition offers, Bluetooth support, quad-band support and increased memory.

     o BlackBerry 7730 and BlackBerry 7780. The BlackBerry 7730 and BlackBerry 7780 are color handhelds with many of the same features as the BlackBerry 7230 and BlackBerry 7280 handhelds; the key difference being a larger screen size and form factor.

     o BlackBerry 7750 and BlackBerry 6750. The BlackBerry 7750 and BlackBerry 6750 are data and voice-enabled color and monochrome handhelds respectively, that operate on CDMA (1xRTT) wireless networks in North America.

     o BlackBerry 7510 and 7520. The color BlackBerry 7510 and 7520 handhelds operate on the iDEN network through Nextel in the United States and Telus in Canada. These handhelds integrate the traditional BlackBerry offering as well as Nextel's unique "walkie-talkie" feature. The 7520 also incorporate assisted Global Positioning System (assisted GPS, "aGPS") functionality and Bluetooth.

     o BlackBerry 5790. RIM's data-only offering, the BlackBerry 5790, offers wireless email support, browser and organizer applications on a large screen, PDA-style device. The BlackBerry 5790 operates on the Mobitex network in North America.

Service

The Company generates revenues from BlackBerry service relating to monthly access billings charged to its BlackBerry user subscriber base. For the fiscal year ended February 26, 2005, RIM's BlackBerry subscriber base increased to approximately 2.5 million subscribers from 1.07 million the previous year. The Company's service revenue is generated in one of two streams:

     o A monthly service fee charged by RIM directly to data-only end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers. This represents a small and declining portion of the installed subscriber base.

     o A monthly infrastructure access fee to a carrier/reseller when a carrier or other reseller bills the end customer. This monthly infrastructure access fee is significantly lower than the monthly service fee charged by RIM above, as RIM does not need to cover the cost of the wholesale airtime. As the majority of the growth in the BlackBerry subscriber base was a result of sales through carriers, RIM's average monthly revenue per subscriber has been declining. It is expected that this will continue to decline as the percentage of the Company's GPRS, CDMA and iDEN BlackBerry subscriber base sold through carriers increases.

Software

An important part of the BlackBerry solution is the software that is installed at the corporate server level and in some cases on desktop personal computers. Software revenues include fees from licensed BES software and client access licenses, maintenance and upgrades.

Non-Warranty Repairs

RIM generates revenue from the operation of its repair and maintenance program for handhelds that are returned to RIM by the carrier, reseller or customer for repair after the expiration of the contractual warranty period.

NRE

Occasionally RIM has entered into engineering development contracts with certain of its customers whereby the Company undertakes the development of new or custom products or software for a fixed-price fee. The NRE revenue is earned based upon the completion of specific contract milestones.

TSupport

TSupport is a comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers' unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support directly with RIM. Support is provided for all BlackBerry software regardless of where it was initially purchased. There are five service support levels to satisfy each customer's specific BlackBerry support needs.

BlackBerry Licensing Program

The BlackBerry Licensing Program provides another source of service revenue for RIM. The licensing program, branded BlackBerry Connect and BlackBerry Built-In, enables mobile device manufacturers to equip their handsets with the integrated ability to connect to the BlackBerry infrastructure using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by RIM's customers. It provides an open, global platform and addresses the distinct desires of end users, IT departments, carriers and licensees alike.

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

Industry Associations

RIM is an active participant in numerous industry associations and standards bodies including:

    o    3G Americas
    o    3rd Generation Partnership Project 2 (World)
    o    ATIS Hearing Aid Capability (U.S.)
    o    Bluetooth SIG (World)
    o    CALCE Electronic Products and Systems Consortium (World)
    o    Canada China Business Council (China)
    o    Canadian Association of Importers & Exporters (Canada)
    o    Canadian Chamber of Commerce (Canada)
    o    Canadian Chamber of Commerce Japan (Japan)
    o    Canadian Manufacturers and Exporters (Canada)
    o    CATA Alliance (Canada)
    o    CDMA Development Group (World)
    o    Cellular Telephony and Internet Association
    o    Communications & Information Technology Ontario (CITO)
    o    Communitech Technology Association (Local Waterloo)
    o    Electro-Federation Canada (Canada)
    o    Electronic Commerce Council of Canada (Canada)
    o    European Telecom Standards Institute (World)
    o    Greater Dallas Chamber of Commerce (Local Dallas)
    o    Greater KW Chamber of Commerce (Local Waterloo)
    o    GSM Association (World)
    o    Information Technology Association of Canada (Canada)
    o    Intellect (U.K.)
    o    International Trademark Association (World)
    o    International Wireless Packaging Consortium (World)
    o    IPC Association Connecting Electronics Industries (U.S.)
    o    Java Community Process (World)
    o    Open Mobile Alliance
    o    Ottawa Center for Research and Innovation (Local Ottawa)
    o    PCMCIA (U.S.)
    o    Public Policy Forum (Canada)
    o    Research Money
    o    Surface Mount Technology Association
    o    Telecommunications Industry Association (World)
    o    UMR Consortium (U.S.)
    o    University Club (Local Waterloo)
    o    World Wide Web Consortium (World)

RIM's involvement with these and other associations includes standards development, government advocacy, joint marketing, participation in conferences and trade shows, training, technology licensing by RIM, and business development.

Sales, Marketing and Distribution

RIM markets and sells its BlackBerry solution primarily through global wireless communications carriers ("carrier partners"), who distribute the solution to end users. RIM also has a number of carrier-focused business units that support the sales and marketing efforts of RIM's carrier partners through training, technical account management and sales and marketing support. BlackBerry licensing programs are also marketed by RIM and are offered to mobile device manufacturers. RIM's OEM radio modems are primarily marketed through the efforts of RIM business development personnel directly. As of February 26, 2005, RIM's marketing, sales and business development, BlackBerry operations, customer support, billing and technical support teams consisted of 996 people.

Customers

RIM is dependent on an increasing number of global carrier partner customers with respect to the sales of its products both in terms of the numbers of units sold and the aggregate value of its sales. In fiscal 2005, two customers comprised 23% and 12% of the Company's trade receivables (fiscal 2004, two customers comprised 24% and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's revenue (February 28, 2004, two customers comprised 15% and 13%)

The primary customers for the BlackBerry wireless solution are wireless carriers. The Company sells GPRS, CDMA and iDEN handhelds to carriers, who in turn bundle the handhelds with airtime and sell the complete solution to end customers. Software is licensed directly to end customers and carriers, although it is distributed by carriers, resellers and directly through RIM. The Company's BES supports multiple networks and handhelds, so that BlackBerry solution from multiple carriers can be deployed within a company using the same BES.

RIM's direct BlackBerry customers are Mobitex and DataTAC subscribers using airtime purchased wholesale by RIM from certain carriers. RIM does not actively sell BlackBerry directly and these direct customers are becoming a smaller part of the subscriber base.

In fiscal 2005, 67.7% of the Company's revenues were derived from the United States, 9.2% were derived from Canada and the remaining 23.1% were derived from other foreign jurisdictions (year ended February 28, 2004 - 75%, 9.2% and 15.8% respectively).

Competition

The competitive environment for the wireless data communications industry is rapidly evolving and, to date, no technology has been exclusively or commercially adopted as the industry standard for wireless data communication. Accordingly, both the nature of competition and the scope of the business opportunities afforded by this market are currently uncertain. Strategic relationships in the wireless data communications industry are also evolving. Specific infrastructure manufacturers, network operators and other businesses within the industry may currently be customers of, suppliers to, strategic partners with, or investors in other businesses. The Company is currently working with a number of businesses, some of which are direct competitors with each other and others of which are current or potential competitors of RIM. It is unclear to what extent network infrastructure developers, enterprise software vendors, PC or PDA vendors, or key network operators will seek to provide integrated wireless solutions, including access devices developed internally or through captive suppliers.

In the wireless data communications access market, the Company is aware of several suppliers of access devices for public two-way wireless data networks, including: Casio Inc.; Danger, Inc.; Telefonaktiebolaget LM Ericsson; Fujitsu Limited; Good Technology Inc.; HandEra, Inc.; Hewlett-Packard Company; Hitachi America, Ltd.; Intermec Technologies Corporation; Itronix Corp; Kyocera Corp or Kyocera International Inc.; Microsoft Corporation; Mitsubishi Corporation; Motorola, Inc.; NEC Corp.; Nokia Corp.; Novatel Wireless, Inc.; NTT DoCoMo Inc.; Option NV, palmOne, Inc.; PalmSource, Inc.; Sanyo Electronic Co. Ltd.; Samsung Electronics Co., Ltd.; Sendo Ltd.; Sharp Corporation; Sierra Wireless Inc.; Sony Corporation; Sony Ericsson Inc.; and Symbol Technologies, Inc., among others. In addition the Company may face competition from companies focused on providing middleware to facilitate end-to-end wireless messaging solutions. Companies in this category include Extended Systems Inc.; Good Technology Inc.; IBM Corporation; Infowave Software Inc.; Intellisync Corporation; JP Mobile, Inc.; Microsoft Corporation; Notify Technology Corporation; Openwave Systems Inc.; Seven Networks, Inc.; Sybase, Inc.; and Visto Corporation, among others.

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

Product Design, Engineering and Research & Development

The Company's research and development strategy seeks to provide broad market applications for products derived from its technology base. As of February 26, 2005, RIM's research and development team consisted of 1,333 employees. Research and development expense in fiscal 2005 was $101.2 million, compared to $62.6 million in fiscal 2004.

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

    Key Area of Expertise           Design and User Benefits
    ---------------------           ------------------------

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

The Company also engages in longer term fundamental research both directly and by selective funding of university research projects.
Product development research is funded in part by purchase commitments for a product or products under development. The Company endeavors to take advantage of specific government and academic financial assistance programs to support its research activities where available. The Company dedicates a large portion of its software investment to the overall BlackBerry solution. This includes device applications, server software and infrastructure, with an emphasis on satisfying the needs of both corporate IT departments and individual customers.

The Company had previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects. Funding from TPC for the first agreement ("TPC-1") totaled $3.9 million and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base has expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6.1 million. The final payment with respect to TPC-1 was made during the first quarter of fiscal 2005. The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23.3 million (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross revenues arising from the sale of certain products. The Company is obligated to pay royalties on revenue from the sale of third-generation wireless handheld devices up to February 28, 2007, after which time the royalty base will be expanded to include revenues from additional products. Royalties will continue to be paid up to a maximum of $39.3 million. No liability amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of Canadian scientific research and experimental development. In fiscal 2005, the Company recognized the benefits of its ITC's in its consolidated statement of operations as a reduction in deferred income tax expense. In fiscal 2004, the Company did not recognize any benefit from ITC's in its consolidated statement of operations.

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

It is RIM's general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment. The Company also enters into various licensing agreements with third parties by which they acquire the right to use RIM technology. In addition, RIM enters into license agreements to acquire the technology and patent portfolios of other companies that may be essential to build devices that operate on public wireless standards (e.g. 3GPP).

Production

RIM owns a 192,000 square foot manufacturing facility strategically located within close proximity to the Company's research and development facilities and labs. The Company had formerly leased approximately 70,000 square feet of this facility to a third party tenant who vacated during the fourth quarter of fiscal 2005. RIM intends to retrofit this square footage during fiscal 2006 in order to expand the current 122,000 square feet for incremental production and component part storage capacity.

In addition to the economies of scale RIM has received by centralizing most handheld manufacturing, RIM fully integrates manufacturing with its internal research and development activities. RIM expects that these benefits will continue to be significant and will grow incrementally as it pursues its medium term objective of positioning itself to provide cost-effective and innovative access device solutions across the entire range of current wireless network standards. RIM is well positioned to fulfill the requirements of carrier customers seeking a reliable, assured source of supply for handheld device orders, which are typically placed on a volume order basis, due to the substantial investment made by RIM in its manufacturing facility which has a production capacity of approximately five million handhelds per year. During fiscal 2005, RIM has added additional production capacity by outsourcing certain handheld manufacturing and distribution operations to third parties. The Company expects to increase its outsourcing volumes for handheld manufacturing during fiscal 2006 compared to fiscal 2005.

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

RIM's BlackBerry Wireless Handheld products, which are made commercially available by RIM, meet FCC, Industry Canada, and EC requirements. In addition, the RIM BlackBerry Wireless Handheld product line has obtained the necessary regulatory approvals required by other countries where such products are made commercially available by RIM.

Given the nature of its product designs, RIM does not anticipate any material regulatory approval issues for other products as they are developed for commercial release. At the present time, RIM has the required regulatory certifications for its testing facilities which allow the Company to perform all the testing required by the FCC and Industry Canada, and most of the testing required by the EC. In addition, RIM can also perform some of the testing which is required by other international regulatory authorities in some of the countries where the Company makes its products commercially available.

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

Employees

As of February 26, 2005, RIM had 3,555 employees including: 1,333 in the advanced research, product development, standards and licensing areas;
346 in sales, marketing and business development; 526 in customer care and technical support; 806 in manufacturing; and 544 in administration, which includes information technology, BlackBerry network operations and service development, finance, legal, facilities and corporate administration.

Facilities

Waterloo, Ontario, Canada

The Company's corporate headquarters and manufacturing facility are located in Waterloo. The campus-type layout of 11 buildings, nine of which are owned and two of which are leased, currently houses the corporate, administration, finance, engineering, research and development, sales and marketing and manufacturing operations. The buildings which are owned contain approximately 735,000 square feet; RIM occupies approximately 579,600 square feet, with the balance being sublet to tenants. The Company continues to selectively re-acquire additional square footage from tenants at the termination of leases or through other arrangements as such space be comes available, in order to accommodate RIM's expansion plans. An additional Company-owned building is currently in the final stages of construction, which is approximately 147,600 square feet, is ready for staged occupancy through early July 2005, and will then house the corporate, finance, legal, IT and organization development teams. Additionally, RIM currently occupies approximately 50,600 square feet in two leased buildings.

Other

RIM leases a 51,700 square foot facility and a 32,700 square foot facility outside Ottawa, Ontario, used primarily for research and development and engineering functions, and a 21,400 square foot facility in Mississauga, Ontario, used for a variety of sales, research and development and engineering activities.

RIM leases a total of approximately 40,100 square feet in various locations throughout the United States, which house certain various sales, marketing, legal and administration activities, as well as RIM's U.S. subsidiaries.

RIM leases approximately 26,400 square feet in various locations outside of North America, primarily in Europe, including a 19,000 square foot facility in Egham, U.K. which houses sales, marketing, engineering, information technology, BlackBerry network operations and administration activities. Additionally, there are several small sales offices throughout Europe, and Asia Pacific.

Legal Proceedings

NTP, Inc.

    In November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's U.S. patents (the "NTP matter"). NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

    During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

    The NTP matter went to trial during the third quarter of fiscal 2003 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues". The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter, for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal.

    During the fourth quarter of fiscal 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the District Court in advance of a February 28, 2003 hearing. NTP filed motions for entry of final judgment, prejudgment and postjudgment interest, enhanced damages based on the jury's finding that the infringement was willful, attorney fees, and an application for a permanent injunction to prohibit RIM from providing BlackBerry service and from using, selling or manufacturing its handhelds and software in, or importing them into, the United States. The Company filed, among other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury verdict, and a motion for a new trial.

    During the hearing on February 28, 2003, the District Court heard arguments in relation to these post-trial motions, but only ruled on two of the motions. First, the District Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). Second, the District Court ruled that if the jury verdict was entered, the prejudgment interest rate would be set at the prime rate.

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

    As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements for fiscal 2003, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003, enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to March 1, 2003, and additional current and estimated future costs with respect to ongoing legal fees.

    The total expense recorded in relation to the NTP matter for the fiscal year ended March 1, 2003 was $58.2 million.

    On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

    For the fiscal year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Company's consolidated balance sheet as at February 28, 2004.

    On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court"). On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

    The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the District Court's judgment and the injunction were vacated, and the case remanded to the District Court for further proceedings consistent with the Appeals Court's ruling.

    As a result, the Appeals Court decision would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

    During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with the parties announcing the execution of a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

    RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license going forward. RIM and NTP are currently working to finalize the definitive agreements.

    During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees.

    For the fiscal year ended February 26, 2005, the Company recorded a total expense of $352.6 million. The $75.7 million attributable to enhanced compensatory damages and postjudgment interest for fiscal 2005 was classified as Restricted cash on the Company's consolidated balance sheet as at February 26, 2005.

Inpro II

    RIM received a letter from Inpro II Licensing, S.a.r.l. ("Inpro II") in fiscal 2004 suggesting that RIM may require a license of two patents held by Inpro II (the "Inpro II Patents"). On October 31, 2003, following a thorough review of the Inpro II Patents, RIM filed a declaratory judgment action (the "Texas Action") against Inpro II in the United States District Court for the Northern District of Texas, Dallas Division, in which RIM sought a ruling that the Inpro II Patents were invalid and/or were not infringed by RIM. In November 2003, Inpro II filed an action (the "Delaware Action") in the United States District Court for the District of Delaware (the "Delaware Court") against RIM and one of its customers asserting infringement of one of the Inpro II Patents (the "'079 Patent"), which, in very general terms, relates to electronic devices having user-operable input means such as a thumb wheel. Inpro II sought a preliminary and permanent injunction and an unspecified amount of damages. On December 20, 2004, Inpro II and RIM filed a Stipulated Order and Judgment (the "Stipulation") in the Delaware Court. Within the Stipulation, the parties agreed that based on the Delaware Court's claim construction order issued on November 29, 2004, RIM and its customer do not infringe on the '079 Patent. As a result, and in accordance with the Stipulation, Final Judgement was issued on December 28, 2004 dismissing the Delaware Action. On January 21, 2005, Inpro II filed a Notice of Appeal in relation to the Delaware Action to the Court of Appeals in the Federal Circuit, which appeal is pending.

    During the second quarter of fiscal 2005, the Company amended its complaint in the Texas Action to withdraw issues relating to the `079 Patent. Inpro II brought a motion to stay the Company's Texas Action, or alternatively, transfer it to Delaware. On March 18, 2005, Inpro II's motion to dismiss the Texas Action was granted for lack of personal jurisdiction of Inpro II in the State of Texas.

    At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Inpro II actions is not determinable. Accordingly, no amount has been recorded in the Company's consolidated financial statements for the fiscal year ended February 26, 2005.

University of Texas System

    On March 22, 2005 a complaint was filed on behalf of the Board of Regents of the University Of Texas System ("UT") in the United States District Court for the Western District of Texas, Austin Division, against RIM (and its U.S. subsidiary), along with 17 other defendants, alleging infringement of United States Patent No. 4,674,112 (the "UT Patent"). The UT Patent, titled "Character Pattern Recognition and Communications Apparatus", was filed on September 6, 1985 and has an expiration date of September 6, 2005. The complaint alleges that RIM's 7100t handheld products sold in the United States infringe the UT Patent. UT is seeking unspecified damages and temporary and permanent injunctive relief against all defendants, including RIM. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the UT action is not determinable. Accordingly, no amount has been recorded in the Company's consolidated financial statements for the fiscal year ended February 26, 2005.

Eatoni Ergonomics

    RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the United States District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the United States District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. On May 25, 2005, RIM filed a motion in the United States District Court for the Southern District of New York, in which RIM seeks a ruling to dismiss, or in the alternative to stay, this action under the first-to-file doctrine. The first-to-file doctrine mandates that the United States District Court for the Northern District of Texas, Dallas Division, in the first instance, determine which case will proceed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Eatoni action is not determinable. Accordingly, no amount has been recorded in the Company's consolidated financial statements for the fiscal year ended February 26, 2005.

T-Mobile Deutschland GmbH

    By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005, the hearing of which will not take place before the fourth quarter of calendar year 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the Company's consolidated financial statements for the fiscal year ended February 26, 2005.

Inpro and Lextron Systems, Inc.

    On May 9, 2005, following the completion of RIM's consolidated financial statements for fiscal 2005, RIM UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") and Lextron Systems, Inc. ("Lextron") in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1, is invalid and an order that the patent be revoked. In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The defence is due by June 8, 2005. Thereafter the Court will make an Order for Directions to include the timetable for the service of evidence and a trial date. The patent invalidity action will not give rise to any damages or other recoveries save for the issue of legal costs. At this time there is no action or counterclaim for infringement of the relevant patent. If an infringement action is commenced or a counterclaim is made for infringement then the patent owner will seek damages for the alleged infringement. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this action is not determinable.

Antor Media Corporation

    On May 16, 2005, following the completion of RIM's consolidated financial statements for fiscal 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network", was issued on March 31, 1998 and has an expiration date of November 7, 2011. The complaint alleges that RIM's products and services relating to the downloading of media, such as video, music and ringtones, infringe the 961 Patent. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable.

Other

    From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.


                     RISKS RELATED TO INTELLECTUAL PROPERTY

THE COMPANY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

The Company's commercial success depends upon the Company not infringing intellectual property rights owned by others. The industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants who have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. Some of these patents may grant very broad protection to the owners of the patents. The Company cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require the Company to alter its technologies, obtain licenses or cease certain activities.

The Company has received, and may receive in the future, assertions and claims from third parties that the company's products infringe on their patents or other intellectual property rights. The Company may be subject to these claims either directly or through indemnities against these claims that it provides to certain carrier partners. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company's proprietary rights. Some of the Company's competitors have, or are affiliated with companies having, substantially greater resources than the Company has, and these competitors may be able to sustain the costs of complex intellectual property infringement litigation to a greater degree and for longer periods of time than the Company can. Those claims, regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, could:

    o   adversely affect the Company's relationships with its customers;
    o   be time-consuming to evaluate and defend;
    o   result in costly litigation;
    o   divert management's attention and resources;
    o   cause product shipment delays or stoppages;
    o   subject the Company to significant liabilities;
    o   require the Company to enter into royalty or licensing agreements; and
    o require the Company to cease certain activities or to cease selling its products and services in certain markets.

In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against the Company or, in certain circumstances, the Company' customers with respect to its products and services, that is not resolved in the Company's favor, the Company may be prohibited from developing or commercializing certain technologies and products unless the Company obtains a license from the holder of the patent or other intellectual property rights. There can be no assurance that the Company will be able to obtain any such license on commercially reasonable terms, or at all. If the Company does not obtain such a license, its business, operating results and financial condition could be materially adversely affected and the Company could be required to cease related business operations in some markets and restructure its business to focus on continuing operations in other markets.

As previously disclosed, the Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. The matter went to trial in

2002 and the jury issued a verdict in favor of NTP, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. In 2003, the district court ruled on, among other things, NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States. The district court granted NTP the injunction requested; however, the district court then immediately granted RIM's request to stay the injunction pending the completion of RIM's appeal. On December 14, 2004, the appeals court ruled on the appeal by the Company. The appeals court decision would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the appeals court. If NTP were successful in obtaining the injunction that it requested, the Company would be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, the largest market for the Company's products and services. The Company could also be required to terminate the contractual arrangements with its customers, carriers and resellers in the United States, thereby becoming subject to claims for losses incurred by such parties. On March 16, 2005, the Company and NTP announced the execution of a binding term sheet that resolves all current litigation between them. RIM and NTP are currently working to finalize the definitive agreements.

For further details on the Company's litigation with NTP and the current status of other intellectual property litigation, see "Legal Proceedings". There can be no assurance of a favorable outcome of any litigation.

THE COMPANY MAY NOT BE ABLE TO OBTAIN PATENTS OR OTHER INTELLECTUAL PROPERTY PROTECTIONS NECESSARY TO SECURE ITS PROPRIETARY TECHNOLOGY.

The Company's commercial success depends upon its ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. The Company seeks to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. The Company owns rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and overseas. The Company continues to devote significant resources to protecting its proprietary technology. However, the Company may not be able to develop technology that is patentable, patents may not be issued in connection with the Company's pending applications and allowed claims may not be sufficient to protect the Company's technology. Furthermore, any patents issued could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage.

A number of the Company's competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those that the Company has made or may make in the future. Since patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and as publication or public awareness of new technologies often lags behind actual discoveries, the Company cannot be certain that it was the first to develop the technology covered by its pending patent applications or that it was the first to file patent applications for the technology. In addition, the disclosure in the Company's patent applications, particularly in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurances that the Company's patent applications will result in enforceable patents.

Protection of the rights sought in published patent applications can be costly and uncertain and can involve complex legal and factual questions. In addition, the laws of certain countries in which the Company's products are sold or licensed do not protect intellectual property rights to the same extent as the laws of Canada or the United States. Therefore, the breadth of allowed claims in the Company's patents, and their enforceability, cannot be predicted. Even if the Company's patents are held to be enforceable, others may be able to design around these patents or develop products similar to the Company's products that are not within the scope of these patents.

In addition to patents, the Company relies on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. While the Company enters into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:

    o    some or all of its confidentiality agreements will not be honored;
    o third parties will independently develop equivalent technology or misappropriate RIM's technology and/or designs;
    o disputes will arise with its strategic partners, customers or others concerning the ownership of intellectual property;
    o    unauthorized disclosure of source code;
    o    unauthorized disclosure of its know-how or trade secrets will occur; or
    o    contractual provisions may not be enforced in foreign jurisdictions.

There can be no assurance that the Company will be successful in protecting its proprietary rights.

            RISKS RELATED TO THE COMPANY'S BUSINESS AND ITS INDUSTRY

THE COMPANY MAY NOT BE ABLE TO ENHANCE ITS CURRENT PRODUCTS OR DEVELOP NEW PRODUCTS AT COMPETITIVE PRICES OR IN A TIMELY MANNER.

The wireless communications industry is characterized by rapid technological change, evolving industry standards and frequent new product introductions. To keep pace with technological developments, satisfy increasing customer requirements and achieve product acceptance, the Company's future success depends upon its ability to enhance its current products and to develop and introduce new products offering enhanced performance and functionality at competitive prices.

The Company's business may be adversely affected if its products that are based on existing technologies or subsequent new technologically advanced products do not achieve acceptance among customers. The Company is currently developing a number of products incorporating advanced technologies, including products incorporating evolving 3G technologies and software development platforms, from which it will pursue those products that the Company expects to have the best chance for success based on the Company's expectations of future market demand. There cannot be any assurance that the technologies and related hardware or software products that the Company develops will be brought to market by it or network operators as quickly as anticipated or that they will achieve broad customer acceptance among operators or end-users.

The development and application of new technologies involve time, substantial costs and risks. The Company's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on the Company's operating results or could result in its products becoming obsolete. The Company's ability to compete successfully will depend in large measure on its ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its products with evolving industry standards and protocols and competitive network operating environments.

NETWORK DISRUPTIONS COULD AFFECT THE PERFORMANCE OF THE COMPANY'S SERVICES AND HARM ITS REPUTATION.

The BlackBerry service is provided through a combination of the Company's network operations centre and the wireless networks of its carrier partners. The Company's operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. The Company's networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources including damage or interruption by fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events. Although the Company pursues various measures to manage the risks related to network disruptions, there can be no assurances that these measures will be adequate or that the redundancies built into the Company's systems and network operations will work as planned in the event of a disaster. In addition, as the Company's subscriber base continues to grow, additional strain will be placed on the technology systems and networks, which may increase the risk of a network disruption. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on the Company's operations, sales and operating results.

In addition, poor performance in or disruptions of the services that the Company delivers to its customers could harm its reputation, delay market acceptance of its services and subject it to liabilities. The Company enters into service level agreements, ("SLAs"), with certain customers. The SLAs specify the events constituting "down time" and the actions that the Company will take to rectify or respond to such down time, including in certain cases, the payment of financial penalties. Failure to comply with SLAs may have a material adverse effect on RIM's business, operating results and financial condition.

THE COMPANY'S ABILITY TO SELL THE BLACKBERRY SOLUTION IS DEPENDENT ON ESTABLISHING AND MAINTAINING RELATIONSHIPS WITH NETWORK CARRIERS AND LICENSEES.

The Company is dependent on its ability to establish and develop new relationships and to build on existing relationships with its network carrier partners, which the Company relies on to deliver current and future products and services, particularly in the United States, Canada and Europe where the Company is dependent on a limited number of network carriers. There can be no assurances that the Company will be successful in maintaining or advancing its relationships with network carriers. Any non-performance by the Company under its contracts with network carriers may have significant adverse consequences because certain customers are demanding stringent contractual undertakings with respect to service levels that involve penalties to be paid by the Company for non-performance. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for products and services, RIM's business prospects, operating results and financial condition could be materially adversely affected.

THE OCCURRENCE OR PERCEPTION OF A BREACH TO THE COMPANY'S SECURITY MEASURES OR AN INAPPROPRIATE DISCLOSURE OF CONFIDENTIAL OR PERSONAL INFORMATION COULD HARM ITS BUSINESS.

The BlackBerry service involves the transmission of business-critical, proprietary and confidential information for customers and provides the Company with access to confidential or personal information and data. If the security measures that the Company has implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, the Company could be exposed to litigation, possible liability and statutory sanctions. Even if the Company was not held liable, a security breach or inappropriate disclosure of confidential or personal information and/or data could harm its reputation, and even the perception security vulnerabilities in the Company's products could lead some customers, particularly governmental customers, to reduce or delay future purchases or to purchase competitive products or services. In addition, the Company may be required to invest additional resources to protect the Company against damages caused by these actual or perceived disruptions or security breaches in the future.

DEFECTS IN THE COMPANY'S PRODUCTS AND SERVICES CAN BE DIFFICULT TO DETECT. IF DEFECTS OCCUR, THEY COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

The Company's products and services are highly complex and sophisticated and may contain design defects or errors that are difficult to detect and correct, from time to time. There can be no assurances that errors or defects will not be found in new products or services after commencement of commercial shipments or provision of such services or, if discovered, that the Company will be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in the Company's products or services could result in loss of or delay in market acceptance of its products or services, and correcting such errors and failures in its products or services could require significant expenditure of capital by the Company. The Company's products are integrated into its customers' networks and equipment. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of the Company's products or services to perform to customer expectations could give rise to warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on the Company's business, operating results and financial condition.

THE COMPANY DEPENDS ON ITS NETWORK CARRIER PARTNERS TO GROW ITS BLACKBERRY SUBSCRIBER BASE.

The Company sells most of its products and services through network carriers and depends on these third parties to grow its subscriber base. There can be no assurance that the network carriers will act in a manner that will promote the success of the Company's products. Factors that are largely within the control of network carriers and are important to the success of the BlackBerry solution and the growth of the Company's subscriber base include:

     o the quality and coverage area of voice and data services offered by the carriers;
     o the degree to which carriers actively promote the Company's products;
     o   the extent to which carriers offer and promote competitive products;
     o the pricing and terms of voice and data plans that carriers will offer for use with the BlackBerry solution;
     o sales growth of wireless handhelds, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;
     o significant numbers of new activations of BlackBerry subscribers, as well as retention of existing ones;
     o the carriers' interest in testing the Company's products on their networks;
     o   network performance and required investments in upgrades;
     o future investments in evolving network technologies, such as 3G network capability, support for new software technologies and support for third party devices; and
     o continued support and distribution of the Company's products and services even though claims of patent infringement involving its products may be filed against its carriers and licensees as well as against the Company.

FAILURE BY NETWORK CARRIER PARTNERS TO PROMOTE AND SUPPORT THE COMPANY'S PRODUCTS AND SERVICES COULD ADVERSELY AFFECT THE COMPANY'S REVENUE GROWTH.

The Company sells the BlackBerry solution through network carrier partners, which distribute the solution to the Company's customers. Some of these carriers also sell products of the Company's competitors. If some of the Company's competitors offer their products to the carriers on more favorable terms or have more products available to meet their needs, there may be pressure on the Company to reduce the price of its products and services or those carriers may stop carrying the Company's products or de-emphasize the sale of its products and services in favor of those RIM's competitors.

THE COMPANY RELIES ON ITS SUPPLIERS TO SUPPLY FUNCTIONAL COMPONENTS AND IS EXPOSED TO THE RISK THAT THESE SUPPLIERS WILL NOT BE ABLE TO SUPPLY COMPONENTS ON A TIMELY BASIS.

The Company's manufacturing activity depends on obtaining adequate supplies of functional components, such as displays, semi-conductors, batteries, printed circuit boards and flash memory, on a timely basis. The Company purchases several key components and licenses certain software used in the manufacture and operation of its products from a variety of sources. Some components come from sole source suppliers, including where the Company has outsourced various sub-assemblies and finished products, and the Company is dependent on these sources to meet the Company's needs. Alternative sources are not always available. Moreover, the Company depends on, but has limited control over, the quality and reliability of the products supplied or licensed to the Company. If the Company cannot supply products due to a lack of components, or is unable to redesign products with other components in a timely manner, the Company's business will be significantly harmed. A supplier could also discontinue or restrict supplying components or licensing software to the Company with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, the Company's business could be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier failed to meet the Company's supplier standards, such as the Company's product quality standards, and as a consequence some of its products were unacceptable to the Company, the Company's sales and operating results could be adversely affected. A supplier could also file for bankruptcy or experience damage or interruption in their operations due to fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events, which would have an adverse financial impact on the Company.

The Company generally uses rolling forecasts based on anticipated product orders to determine component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. As the number of different products manufactured by the Company increases, it is increasingly difficult to estimate component requirements. If the Company overestimates its component requirements, it may result in excess inventory, which would increase the risk of obsolescence. If the Company underestimates component requirements, it may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of products. Any of these occurrences could have a material adverse effect on the Company's business, operating results and financial condition.

THE COMPANY OPERATES IN A HIGHLY COMPETITIVE INDUSTRY.

The Company is engaged in an industry that is highly competitive and rapidly evolving and has experienced, and expects to continue to experience, intense competition from a number of companies. No technology has been exclusively or commercially adopted as the industry standard for wireless communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which the Company competes is uncertain. The Company's competitors, including many new market entrants, may implement new technologies before the Company does. In addition, the Company's competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than the Company does.

The Company also expects that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants, as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, PC or PDA vendors or key network operators may seek to provide integrated wireless solutions that compete with the Company's products. Competition could result in price reductions, fewer customer orders and reduced gross margin. There can be no assurance that the Company will be able to compete successfully and withstand competitive pressures.

Many of the Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company does. There can be no assurance that the Company will be able to compete effectively with these companies.

THE COMPANY MAY BE REQUIRED TO CHANGE ITS PRICING MODELS TO COMPETE
SUCCESSFULLY.

The intensely competitive market in which the Company conducts its business may require it to reduce its prices. If the Company's competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, the Company may be required to lower prices or offer other favorable terms to compete successfully. Any such changes would reduce the Company's margins and could adversely affect the Company's operating results.

THE COMPANY MAY NOT BE ABLE TO MANAGE GROWTH AND ONGOING DEVELOPMENT OF SERVICE AND SUPPORT OPERATIONS.

The Company has experienced a period of significant growth in sales and personnel. Sales have increased to $1.35 billion for fiscal 2005, from $594.6 million in fiscal 2004. The growth of the Company's operations places a strain on managerial, financial and human resources. The Company's ability to manage future growth will depend in large part upon a number of factors, including the Company's ability to rapidly:

     o increase the number of network carrier partners to create a marketplace for the Company's products and services;

     o attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

     o develop support capacity for end-users and network carriers as sales increase, so that the Company can provide post-sales support without diverting resources from product development efforts; and

     o significantly expand the Company's internal management and financial controls significantly, so that the Company can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

The Company's inability to achieve any of these objectives could harm the Company's business, financial condition and results of operations.

Although sales of BlackBerry Wireless Handhelds to network operators, strategic partners and corporate partners continued to generate significant revenue streams, the Company is earning an increasing amount of its revenues from recurring monthly access fees from BlackBerry service and the licensing of BlackBerry software (BES and CALS). The Company expects future additional growth to come from its prosumer offering through BIS. The growth in the Company's services and software licensing operations will require ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as the Company continues to increase its BlackBerry customer base, and the Company will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, financial and non-financial reporting, billing and other administrative functions. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with the expansion of these service offerings, that the systems, procedures or controls will be adequate to support its operations, or that the Company will be able to offer and expand its service offerings successfully. There can be no assurance that the Company will be able to manage its growth or its shift in business revenues effectively.

REDUCED SPENDING BY CUSTOMERS DUE TO THE UNCERTAINTY OF ECONOMIC AND GEOPOLITICAL CONDITIONS MAY NEGATIVELY AFFECT THE COMPANY.

Many of the Company's end-users of the BlackBerry solution are directly affected by economic and geopolitical conditions affecting the broader market. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in capital spending by end-users of the Company's products, coupled with existing economic and geopolitical uncertainties globally and in the financial services or legal markets, may create uncertainty for market demand and may affect RIM's revenues.

It is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which the Company participates. Because all components of the Company's budgeting and forecasting are dependent upon estimates of growth in the markets that the Company serves and demand for its products and services, economic uncertainties make it difficult to estimate future income and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their IT budgets or reduce or cancel orders for the Company's products which could have a material adverse impact on the Company's business, operating results and financial condition. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on the Company's business, operating results and financial condition.

THE COMPANY IS SUBJECT TO RISKS INHERENT IN FOREIGN OPERATIONS.

Sales outside North America represented approximately 23.1% of revenues in fiscal 2005 compared to 15.8% of revenues in fiscal 2004. The Company intends to continue to pursue international market growth opportunities, which could result in a scenario where international sales continue to account for an increasing portion of the Company's consolidated revenues. The Company has committed, and intends to commit, significant resources to its international operations and sales and marketing activities. The Company maintains offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France, Italy, Germany, Australia and Singapore. The Company has limited experience conducting business outside of North America, and it may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company will be subject to a number of risks associated with international business activities that may increase liability, costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad; complications in compliance with, and unexpected changes in regulatory requirements; foreign laws, international import and export legislation; trading and investment policies; foreign currency fluctuations; exchange controls; tariffs and other trade barriers; difficulties in collecting accounts receivable; potential adverse tax consequences; uncertainties of laws and enforcement relating to the protection of intellectual property; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and other factors, depending upon the country involved. There can be no assurances that the Company will not experience these factors in the future or that they will not have a material adverse effect on the Company's business, operating results and financial condition.

THE COMPANY IS DEPENDENT ON A FEW SIGNIFICANT CUSTOMERS, THE LOSS OF ANY OF WHICH COULD HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

The Company is dependent on an increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. Revenue from carriers represented approximately 88.9% of revenue for fiscal 2005, compared to approximately 68.4% of revenue for fiscal 2004. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on the Company's business, operating results and financial condition.

Two customers comprised 23% and 12%, respectively, of trade receivables as at February 26, 2005 (as at February 28, 2004, two customers comprised 24% and 10% respectively). The Company routinely monitors the financial condition of its customers and reviews the credit history of each new customer. While the Company believes that its allowances for doubtful accounts adequately reflect the specific credit risk of its customers, historical trends and economic circumstances, such allowances may prove to be inaccurate or insufficient. If the Company experiences significant net bad debts expense for any reason, there could be a material adverse effect on the Company's business, operating results and financial condition.

ANY IMPAIRMENT IN THE VALUE OF ITS GOODWILL AND INTANGIBLE ASSETS WILL REQUIRE THE COMPANY TO TAKE A CHARGE AGAINST EARNINGS THAT MAY NEGATIVELY IMPACT THE COMPANY'S STOCK PRICE.

In accordance with US GAAP, RIM regularly conducts analysis of its goodwill and intangible assets. If significant impairment is determined as a result of this analysis, the Company would be required to record a corresponding non-cash impairment charge against earnings. Depending on the magnitude of such a charge, RIM's stock price could be negatively affected.

The Company's quarterly financial results and the growth rate of its subscriber base are subject to fluctuations and difficult to predict.

The Company's quarterly financial results and the growth of its subscriber base are difficult to forecast, may fluctuate and could be significantly impacted by the timing of substantial orders and shipments of handhelds, as well as new releases relating to the Company's products and services. In addition, the Company's financial results may not follow any past trends. The Company's sales may also be impacted by economic factors which more significantly impact other specific industry sectors, such as the financial and legal services sectors. These sectors have represented the Company's largest end user concentration to date. The Company's operating expenses are based on anticipated revenue levels, are relatively fixed in the short term and are incurred throughout the quarter; thus, fluctuations in operating expenses are likely, since significant sales and marketing program costs may be incurred in a single quarter. Additionally, many of the Company's products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, or if operating expenses are higher than expected, the Company's quarterly financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by other factors, including:

    o    possible delays in the shipment of new products and services;
    o    fluctuations in activations of new BlackBerry subscribers;
    o    increased price and product competition;
    o competitive conditions in the industry, including strategic initiatives by the Company or its competitors;
    o the Company's ability to develop and deliver new products and services based on new and developing technologies, and the market acceptance of such products and services;
    o    the size and timing of customer orders;
    o    capacity to fulfill orders in response to changes in demand;
    o difficulties in estimating component requirements and reliance on suppliers to deliver components on a timely basis;
    o the Company's ability to maintain existing relationships and to create new relationships with network carrier customers;
    o    changes in legislation, regulation and/or accounting rules; and
    o acts of terrorism, the outbreak of hostilities, or armed conflicts between countries.

Accordingly, there may be significant variations in the Company's quarterly financial results, and such results may not meet the expectations of analysts or investors.

THE COMPANY'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL MAY BE NEGATIVELY IMPACTED BY RECENT NEW AND PROPOSED REGULATIONS RELATING TO EQUITY COMPENSATION PLANS.

Historically RIM has used stock option grants as an important component of employee compensation packages. Regulatory changes are under consideration by several entities that may make it more difficult for the Company to use stock option grants as a component of compensation packages designed to attract and retain key personnel. The Financial Accounting Standards Board ("FASB") has announced that changes to US GAAP are under consideration that would require the Company to record a charge to earnings for employee stock option grants.

Regulations such as these may make it more difficult or expensive to grant employee stock options, or other stock based compensation, and may lead to increased compensation costs, a need to change the Company's compensation system or make it more difficult for the Company to attract, retain and motivate employees. These factors could have an adverse impact on the Company's business and stock price performance.

THE COMPANY'S BUSINESS RELIES ON THIRD-PARTY NETWORK INFRASTRUCTURE DEVELOPERS AND SOFTWARE PLATFORM VENDORS AND IS EXPOSED TO THE RISK THAT THESE DEVELOPERS WILL BE UNABLE TO DEVELOP OR MAINTAIN THEIR NETWORK INFRASTRUCTURE OR MARKET POSITION.

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

The Company has designed BlackBerry Enterprise Server to be used with Microsoft Exchange, Lotus Notes and Novell GroupWise. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange, Lotus Notes and Novell GroupWise as their email and server solutions. If the number of businesses that adopt these platforms fails to grow or grows more slowly than we currently expect, or if Microsoft, Lotus or Novell delay or fail to release new or enhanced products, or announce new incompatible products, RIM's revenues from BlackBerry corporate customers could be materially adversely affected.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCIES.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its U.S. dollar functional currency. The majority of the Company's revenue and purchases of raw materials are denominated in U.S. dollars. However, some revenue, a substantial portion of operating costs, including salaries and manufacturing overhead, as well as capital expenditures, are incurred in other currencies, primarily Canadian dollars. If the Canadian dollar appreciates relative to the U.S. dollar, the Company's Canadian dollar denominated expenses will increase when translated to U.S. dollars for financial reporting purposes. Exchange rate fluctuations may materially adversely affect the Company's operating results in future periods. For more details, please refer to the discussion of foreign exchange in Managements Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2005.

A SIGNIFICANT PORTION OF THE COMPANY'S ASSETS ARE HELD IN CASH, CASH EQUIVALENTS, SHORT-TERM OR LONG-TERM INVESTMENTS, ALL OF WHICH ARE SUBJECT TO MARKET AND CREDIT RISK.

The Company had a total balance of cash, cash equivalents, short term investments and investments of $1.7 billion as at February 26, 2005, compared to $1.5 billion as at February 28, 2004. The Company is exposed to market risk for changes in interest rates with respect to its investment portfolio. The Company realized investment income of $37.1 million in fiscal 2005, compared to $10.6 million in fiscal 2004. Cash equivalents, short term and other investments are invested in debt securities of varying maturities. Consequently, the Company is exposed to interest rate risk and its operating results may be materially adversely affected by changes in interest rates. The fair value of short term and other investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.

Additionally, the Company is exposed to market and credit risk on its investment portfolio. While the Company's investment policies include investing in liquid, investment-grade securities and limiting investments in any single issuer, there can be no assurances that such investment policies will reduce or eliminate market or credit risks. The Company's investment policies are subject to review by the Board of Directors and may change from time to time.

IF THE COMPANY DOES NOT CONTROL THE PRODUCTION PROCESS OR THE QUALITY OF ITS PRODUCTS, THE COMPANY'S SALES COULD BE AFFECTED.

The Company has its own production facility, and its sales and operating profits could be adversely affected if the Company fails to manage its manufacturing and logistics efficiently or to ensure that its products meet customers' quality standards. The Company may experience difficulties in increasing or decreasing production at its facilities, adopting new processes and finding the most effective and timely way to develop the best solutions to meet the technical requirements of its customers and of regulatory authorities. These difficulties may increase as the Company continues to manufacture an increasing number of different products. In addition, the Company is outsourcing certain of its manufacturing requirements to third parties. The failure by the Company, or any third party to which they in turn outsource RIM's manufacturing requirements, to manage production and supply of the Company's products successfully, including the failure to meet scheduled production and delivery deadlines, or the failure of products to meet the product quality requirements of customers, could materially adversely affect the Company's financial condition, strategic partnerships and future prospects.

THE COMPANY'S FUTURE SUCCESS DEPENDS ON ITS EXISTING KEY PERSONNEL, THE LOSS OF ANY OF WHOM COULD ADVERSELY IMPACT ITS BUSINESS.

The Company's success is largely dependent on its continuing ability to identify, attract, develop, motivate and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the wireless communications industry and the Company may not be able to attract or retain highly qualified personnel in the future. None of the Company's officers or key employees is bound by an employment agreement for any specific term. The Company does not maintain key-person life insurance policies on any of its employees. The loss of key employees could disrupt operations and impair the Company's ability to compete effectively.

GOVERNMENT REGULATION OF WIRELESS SPECTRUM AND RADIO FREQUENCIES MAY PROVIDE OPPORTUNITIES FOR COMPETITORS OR LIMIT INDUSTRY GROWTH.

The allocation of radio frequencies around the world is regulated by government bodies and there is limited spectrum available for use in the delivery of wireless services. If there is insufficient spectrum allocated to the delivery of wireless communications services, the Company's growth and financial performance could be adversely impacted. In addition, deregulation of spectrum may allow new wireless technologies to become viable, which could offer competition to the Company's products and services.

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

THE COMPANY IS SUBJECT TO REGULATION, CERTIFICATION AND HEALTH RISKS THAT COULD AFFECT ITS BUSINESS.

The Company's products must be approved by the Federal Communications Commission, or the FCC, before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Canada, Europe, Asia and other jurisdictions must also be met. Although the Company's products and solutions are designed to meet relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could materially adversely affect the Company through a reduction in sales.

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

THE COMPANY'S WORLDWIDE OPERATIONS SUBJECT IT TO INCOME AND OTHER TAXES IN MANY JURISDICTIONS, AND THE COMPANY MUST EXERCISE SIGNIFICANT JUDGMENT IN ORDER TO ESTIMATE ITS WORLDWIDE FINANCIAL PROVISION FOR INCOME TAXES. THERE CAN BE NO ASSURANCES THAT THE COMPANY'S HISTORICAL PROVISIONS AND ACCRUALS FOR INCOME AND OTHER TAXES WILL BE ADEQUATE.

The Company is subject to income and other taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining its worldwide liability for income and other taxes. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates are reasonable, there can be no assurances that the final determination of any tax audits will not be materially different from that which is reflected in historical income and other tax provisions and accruals. Should additional taxes be assessed as a result of an audit, litigation or changes in tax laws, there could be a material adverse effect on the Company's current and future results and financial condition.

THE MARKET PRICE OF THE COMPANY'S COMMON SHARES MAY BE VOLATILE.

The market price of the Company's outstanding common shares has been volatile in the past, and may continue to be in the future, due in part to highly volatile markets generally, particularly for technology company shares. A variety of events, including quarter-to-quarter variations in operating results, entering into or failing to enter into or renew a material contract or order, news announcements by the Company or its competitors, trading volume, general market trends for technology companies and other factors, could result in wide fluctuations in the market price for its common shares. In addition, the Company's share price may be affected by factors such as the performance of other technology companies, announcements by or results of RIM's competitors, results of existing or potential litigation, updates to forward-looking financial guidance, and announcements regarding new products and services.

THERE COULD BE ADVERSE TAX CONSEQUENCE FOR THE COMPANY'S SHAREHOLDERS IN THE UNITED STATES IF THE COMPANY IS OR WAS A PASSIVE FOREIGN INVESTMENT COMPANY.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, there could be adverse U.S. federal income tax consequences to U.S. shareholders even if the Company is no longer a PFIC. The determination of whether the Company is a PFIC is a factual determination made annually based on various facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While the Company does not believe that it is currently or has been a PFIC, there can be no assurances that the Company was not a PFIC in the past and will not be a PFIC in the future. U.S. shareholders are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding the Company's common shares if RIM is or has been considered a PFIC.

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

DIVIDEND POLICY

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

ITEM 6

DESCRIPTION OF SHARE CAPITAL

 The Company's authorized share capital consists of an unlimited number of voting common shares without par value, an unlimited number of non-voting, redeemable, retractable class A common shares without par value, and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares without par value, issuable in series. Only common shares are issued and outstanding.

Common Shares

Each common share is entitled to one vote at meetings of the shareholders and to receive dividends if, as and when declared by the board of directors. Dividends which the board of directors determine to declare and pay shall be declared and paid in equal amounts per share on the common shares and class A common shares at the time outstanding without preference or distinction. Subject to the rights of holders of shares of any class ranking prior to the class A common shares and common shares, holders of class A common shares and common shares are entitled to receive the Company's remaining assets ratably on a per share basis without preference or distinction in the event that it is liquidated, dissolved or wound-up.

Class A Common Shares

The holders of class A common shares are not entitled to receive notice of or attend or vote at any meeting of the Company's shareholders, except as provided by applicable law. Each such holder is entitled to receive notice of and to attend any meetings of shareholders called for the purpose of authorizing the dissolution or the sale, lease or exchange of all or substantially all of the Company's property other than in the ordinary course of business and, at any such meeting, shall be entitled to one vote in respect of each class A common share on any resolution to approve such dissolution, sale, lease or exchange. Dividends are to be declared and paid in equal amounts per share on all the class A common shares and the common shares without preference or distinction. Subject to the rights of holders of any class of share ranking prior to the class A common shares and common shares, in the event that we are liquidated, dissolved or wound-up, holders of class A common shares and common shares are entitled to receive the remaining assets ratably on a per share basis without preference or distinction. The Company authorized for issuance the class A common shares when the Company was a private company to permit employees to participate in equity ownership. Class A common shares previously issued by the Company to such employees were converted on a one-for-one basis into common shares in December 1996 at the time that the Company became a reporting issuer in the Province of Ontario by filing a prospectus with respect to a special warrant offering completed in the Province of Ontario in 1997. At this time, the Company has no plans to issue further class A common shares.

Preferred Shares

The holders of preferred shares are not entitled to receive notice of or to attend or vote at any meeting of the Company's shareholders, except as provided by applicable law. Preferred shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that the Company's are liquidated, dissolved or wound-up, rank prior to the common shares and the class A common shares. The Company's board of directors has the authority to issue series of preferred shares and determine the price, number, designation, rights, privileges, restrictions and conditions, including dividend rights, of each series without any further vote or action by shareholders. The holders of preferred shares do not have pre-emptive rights to subscribe for any issue of the Company's securities. At this time, the Company has no plans to issue any preferred shares.


ITEM 7

MARKET FOR SECURITIES OF THE COMPANY

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "RIM" and are quoted for trading on the NASDAQ National Market under the symbol "RIMM". The volume of trading and price ranges of the Company's Common Shares on NASDAQ National Market and the Toronto Stock Exchange are set out in the following table:

------------------------------------------------------------------------------------------------------
|                    |             Common Shares - TSX          |        Common Shares - NASDAQ       |
|                    |------------------------------------------|--------------------------------------
|                    |      Price Range      |                  |     Price Range   |                 |
|       Month        |       (Cdn. $)        | Average Volume   |        (US$)      |  Average Volume |
| -------------------|-----------------------|------------------|-------------------|-----------------|
| March 2004         |   $133.99 - $136.47   |       342,721    |  $83.10 - $101.50 |      5,539,160  |
| -------------------|-----------------------|------------------|-------------------|-----------------|
| April 2004         |   $116.76 - $146.80   |       358,371    |  $85.01 - $111.35 |      6,468,428  |
| -------------------|-----------------------|------------------|-------------------|-----------------|
| May 2004           |   $76.40 - $149.50    |       339,270    |  $85.40 - $120.93 |      7,368,900  |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| June 2004          |   $73.75 - $92.55     |      594,077     | $53.79 - $124.06  |    10,208,828   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| July 2004          |   $75.55 - $95.15     |      838,890     |  $56.75 - $72.07  |     9,234,380   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| August 2004        |   $69.24 - $84.50     |      418,347     |  $52.25 - $64.57  |     7,328,009   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| September 2004     |   $78.21 - $98.50     |      443,671     |  $59.60 - $77.43  |     8,239,604   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| October 2004       |  $92.51 - $112.07     |      559,220     |  $73.30 - $90.05  |     9,620,061   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| November 2004      |  $86.35 - $116.39     |      659,545     |  $72.17 - $95.17  |    13,196,742   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| December 2004      |  $98.70 - $127.91     |      525,909     | $80.57 - $103.56  |     9,298,659   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| January 2005       |   $78.50 - $97.17     |      483,290     |  $64.01 - $83.64  |     8,629,585   |
|--------------------|---------------------- |------------------|-------------------|-----------------|
| February 2005      |   $80.21 - $97.87     |      580,900     |  $64.70 - $79.35  |     7,934,131   |
------------------------------------------------------------------------------------------------------


ITEM 8

ESCROWED SECURITIES

To the best of the Company's knowledge, no securities of the Company are currently held in escrow.

ITEM 9

DIRECTORS AND OFFICERS

The Company currently has a board of directors comprised of seven persons. In accordance with the provisions of the OBCA, the directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to the maximum of 15 persons, as currently provided under the articles of the Company, without the prior consent of the shareholders.

The following table sets forth the name, municipality of residence and principal occupation during the last five years of each of the Company's directors and executive officers. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

------------------------------------------------------------------------------------------------------------
| NAME, MUNICIPALITY OF RESIDENCE AND PRESENT         |    DIRECTOR    |         POSITION(S) WITH          |
| PRINCIPAL OCCUPATION                                |    SINCE       |         THE COMPANY               |
| ----------------------------------------------------| ---------------|-----------------------------------|
| James L. Balsillie                                  |                |                                   |
| Waterloo, Ontario                                   |      1993      |  Director, Chairman and           |
| Chairman and Co-Chief Executive Officer, RIM        |                |  Co-Chief Executive Officer       |
| ----------------------------------------------------| ---------------|-----------------------------------|
| Michael Lazaridis                                   |                |                                   |
| Waterloo, Ontario                                   |      1984      |  Director, President and          |
| President and Co-Chief Executive Officer, RIM       |                |  Co-Chief Executive Officer       |
| ----------------------------------------------------| ---------------|-----------------------------------|
| Douglas E. Fregin                                   |                |                                   |
| Waterloo, Ontario                                   |      1985      |  Director and Vice-President,     |
| Vice-President, Operations, RIM                     |                |  Operations                       |
| ----------------------------------------------------| ---------------|-----------------------------------|
| Dr. Douglas Wright, O.C. (1) (2) (3)                |                |                                   |
| Waterloo, Ontario                                   |      1995      |  Director                         |
| President Emeritus, University of Waterloo          |                |                                   |
| ----------------------------------------------------| ---------------|-----------------------------------|
| James Estill (1) (3)                                |                |                                   |
| Guelph, Ontario                                     |      1997      |  Director                         |
| Chief Executive Officer, SYNNEX Canada Ltd.         |                |                                   |
| ----------------------------------------------------| ---------------|-----------------------------------|
| E. Kendall Cork (1) (2) (3)                         |      1998      |  Director                         |
| Hillsburgh, Ontario                                 |                |                                   |
| Managing Director, Sentinel Associates Ltd.         |                |                                   |
| ----------------------------------------------------| ---------------|-----------------------------------|
| John Richardson, FCA (1) (3)                        |      2003      |  Director                         |
| Toronto, Ontario                                    |                |                                   |
| Chairman, Ontario Pension Board                     |                |                                   |
| ----------------------------------------------------| ---------------|-----------------------------------|
| Larry Conlee                                        |                |                                   |
| Waterloo, Ontario                                   |       N/A      |  Chief Operating Officer, Product |
| Chief Operating Officer, Product Development        |                |  Development and Manufacturing    |
| and Manufacturing, RIM                              |                |                                   |
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
| Dennis Kavelman                                     |                |                                   |
| Waterloo, Ontario                                   |       N/A      |  Chief Financial Officer          |
| Chief Financial Officer, RIM                        |                |                                   |
|-----------------------------------------------------|----------------|- ---------------------------------|
| Don Morrison                                        |                |                                   |
| Toronto, Ontario                                    |       N/A      |  Chief Operating Officer,         |
| Chief Operating Officer, BlackBerry , RIM           |                |  BlackBerry                       |
-----------------------------------------------------------------------------------------------------------

Notes:

(1) Member of the Audit Committee. (2) Member of the Compensation Committee.
(3) Member of the Nomination Committee

As at February 26, 2005, the above directors and senior officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company representing approximately 18% of the issued and outstanding common shares of the Company.

During the past five years, each of the directors and officers of the Company has been engaged in his current principal occupation as specified above, except for Larry Conlee, who was with Motorola Inc. in various senior management positions prior to February 2001 and Don Morrison, who was President of AT&T Canada prior to September 2000.

The Company has an Audit Committee, Compensation Committee and Nomination Committee the members of which are noted above. The Company does not have an Executive Committee or Corporate Governance Committee.

Cease Trade Orders

         None of the Company's directors or senior executive officers:

         (a) is, as at the date hereof, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the company in respect of which the information is being prepared) that, while that person was acting in that capacity,

                  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed directors.

         The information as to cease trade orders and banrkuptcies, not being within the knowledge of the Company, has been furnished by the directors and executive officers, respectively.

Audit Committee

The audit committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company and its subsidiaries. It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Company.

The full text of the audit committee's Charter is included as Appendix A to this Annual Information Form.

The following are the members of the committee, each of whom is a director of the Company and is independent and financially literate under Section 1.4 and
1.5 of Multilateral Instrument 52-110-Audit Committees. The members of the audit committee bring significant skill and experience to their responsibilities including professional experience in accounting, business and finance. The specific education and experience of each such member that is relevant to the performance of his responsibilities as a member of the audit committee is set out below:

Dr. Douglas Wright, O.C. (Chair) - Dr. Wright is the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University of Waterloo, and was the first Dean of Engineering at the University. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc. and Glenmount International.

Kendall Cork, B.Comm. - Mr. Cork is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce Degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer with Noranda Inc. from 1980 to 1987, and held various other financial positions at Noranda Inc. from 1959 to 1980. Mr. Cork currently sits on a number of boards including United Corporation and StrongCo.

Jim Estill, B.Sc. - Mr. Estill joined SYNNEX Canada Limited ("SYNNEX") in September 2004 as Chief Executive Officer after the acquisition of EMJ Data Systems Limited, the company he founded and was President and CEO of, by SYNNEX. SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products to more than 8,000 resellers throughout Canada.

John Richardson, B. Comm., MBA, FCA - Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and FCA from the Canadian Institute of Chartered Accountants. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. He was a former senior partner of Clarkson Gordon & Co, Executive Vice President of Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with the Insurance Bureau of Canada and the Facility Association.

As set out in the committee's charter, the committee is responsible for pre-approving all non-audit services to be provided to the Company by its external auditor.

RIM's external auditor is Ernst & Young LLP, who is nominated for re-appointment at the annual general meeting of shareholders to be held on July 18, 2005. The following table sets forth the approximate fees we have incurred in using the services of Ernst & Young LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars - amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

 -----------------------------------------------------------------------------------------------------
|   Fiscal Year ended  |  Audit Fees  | Audit-Related Fees | Tax Fees  | All Other Fees |    Total    |
|----------------------|--------------|--------------------|-----------|----------------|-------------|
| February 26, 2005    |   $706,000   |      $63,000       |  $56,000  |       $0       |  $825,000   |
|----------------------|--------------|--------------------|-----------|----------------|-------------|
| February 28, 2004    |   $531,000   |      $47,000       |  $90,000  |       $0       |  $668,000   |
 -----------------------------------------------------------------------------------------------------


ITEM 10

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada, Toronto, Ontario.

ITEM 11

MATERIAL CONTRACTS

The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, on or after January 1, 2002.

ITEM 12

INTERESTS OF EXPERTS

Ernst & Young LLP has delivered an auditor's report in respect of the consolidated financial statements of the Corporation for the year ended February 26, 2005. To the best of management's knowledge, Ernst & Young LLP has no registered or beneficial interests, direct or indirect, in any securities or other property of the Company.

ITEM 13

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE

A discussion of risks and uncertainties that could materially affect the Company's business, financial condition or results of operation is found in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), which is incorporated herein by reference.

Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the securities of the Company, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Information Circular. Additional financial information is provided in the Company's consolidated financial statements and MD&A for the year ended February 26, 2005.

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

                  (iii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying reports of the auditors, prepared in accordance with Canadian GAAP;

                  (iv) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate;

                  (v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above.

         (b) at any other time, one copy of any of the documents referred to in (a)(i), (ii), (iii) and (iv) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

 GLOSSARY

Set forth below are certain terms defined as they are used in this annual information form:

------------------  ------------------------------------------------------------
 1xRTT              Single carrier (1X) Radio Transmission Technology. 1xRTT
                    the first phase in CDMA's evolution to third-generation
                    (3G) technology. 1xRTT networks should allow for greater
                    network capacity (more users; fewer dropped calls) high bit rate packet data transfer.
------------------  ------------------------------------------------------------
 2.5G and 3G        Third generation (3G) wireless is a global framework
 Wireless           that is implemented regionally in Europe (UMTS),
                    North America (CDMA2000) and Japan (NTT DoCoMo). 3G is
                    designed for high-speed wireless multimedia data and voice.
                    It plans to offer high-quality audio and video and advanced global roaming, which means users would be able to go
                    anywhere and automatically be handed off to whatever
                    wireless system is available. 2.5G is the initial step
                    towards 3G wireless that is currently being implemented
                    around the world. Other names that refer to these wireless protocols include GPRS, 1xRTT, UMTS, EDGE and CDMA 2000.
------------------  ------------------------------------------------------------
 3GPP               The 3rd Generation Partnership Project (3GPP) is a
                    collaboration agreement that was established in December
                    1998. The collaboration agreement brings together a number of telecommunications standards bodies. The original scope of 3GPP was to produce globally applicable Technical
                    Specifications and Technical Reports for a 3rd Generation
                    Mobile System based on evolved GSM core networks and the
                    radio access technologies that they support. The scope was subsequently amended to include the maintenance and
                    development of the Global System for Mobile communication
                    (GSM) Technical Specifications and Technical Reports
                    including evolved radio access technologies (e.g. General
                    Packet Radio Service (GPRS) and Enhanced Data rates for GSM
                    Evolution (EDGE)).
------------------  ------------------------------------------------------------
 Analog             Analog transmission uses energy waves to transmit
                    information. In the case of wireless voice transmission,
                    the sound waves of a human voice are converted directly to specific, continuously variable characteristics of a radio wave. Broadcast and telephone transmission have typically
                    used analog technology.
------------------  ------------------------------------------------------------
 ASIC               Application Specific Integrated Circuit.
------------------  ------------------------------------------------------------

------------------  ------------------------------------------------------------
 Bluetooth          Bluetooth is a specification for the use of low-power radio communications to wirelessly link phones, computers and
                    other network devices over short distances.
------------------  ------------------------------------------------------------
 CDMA               Code Division Multiple Access. A method for transmitting
                    simultaneous signals over a shared portion of the spectrum.
                    The foremost application of CDMA is the digital cellular
                    phone technology from QUALCOMM that operates in the 800MHz band and 1.9GHz PCS band. Unlike GSM and TDMA, which
                    divides the spectrum into different time slots, CDMA uses a spread spectrum technique to assign a code to each
                    conversation.
------------------  ------------------------------------------------------------
 DataTAC            A wireless packet-switched network, which evolved from a
                    network developed by IBM and Motorola for their repair
                    crews.
------------------  ------------------------------------------------------------
 digital            A way of processing information by storing it as binary
                    numbers. A digital circuit is either on or off, and a
                    digital signal is either present or absent. Contrast with
                    analog.
------------------  ------------------------------------------------------------
 EDGE               See 2.5G and 3G Wireless Technologies.
------------------  ------------------------------------------------------------
 EvDO               EvDO is a high-speed network protocol used for wireless
                    Internet data communications. The acronym is short for
                    "Evolution, Data Only" or "Evolution, Data Optimized". It
                    is one of the major Third Generation, or 3G, wireless
                    standards. Some CDMA 1xRTT carriers are in the process of
                    implementing this protocol on their networks.
------------------  ------------------------------------------------------------
 GPRS               General Packet Radio Service. An enhancement to the GSM
                    (see below) mobile communications system that supports data packets. GPRS enables continuous flows of IP data packets
                    over the system for such applications as Web browsing and
                    data access. GPRS differs from GSM's short messaging
                    service, which is limited to messages of 160 bytes in
                    length.
------------------  ------------------------------------------------------------
 GSM                Global System for Mobile Communications. A digital cellular phone technology based on TDMA that is the predominant
                    system in Europe, but is also used around the world.
                    Operating in the 900MHz and 1.8GHz bands in Europe and the
                    1.9GHz PCS band in the U.S., GSM defines the entire
                    cellular system, not just the air interface (i.e. TDMA,
                    CDMA). GSM phones use a Subscriber Identity Module (SIM)
                    smart card that contains user account information.
------------------  ------------------------------------------------------------
 iDEN               Integrated Digital Enhanced Network. A wireless
                    communications technology from Motorola that
------------------  ------------------------------------------------------------

------------------  ------------------------------------------------------------
                    provides support for voice, data, short messages (SMS) and dispatch radio (two-way radio) in one phone. Operating in
                    the 800MHz and 1.5GHz bands and based on TDMA, iDEN uses
                    Motorola's VSELP (Vector Sum Excited Linear Predictors)
                    vocoder for voice compression and QAM modulation to deliver
                    64 Kbps over a 25 kHz channel. Each 25 kHz channel can be
                    divided six times to transmit any mix of voice, data,
                    dispatch or text message. Used by various carriers around
                    the globe, Nextel Communications provides nationwide
                    coverage in the U.S.
------------------  ------------------------------------------------------------
 ISP                Internet Service Provider. A business that supplies
                    Internet connectivity services to individuals, businesses
                    and other organizations.
------------------  ------------------------------------------------------------
 J2ME               Java 2 Platform, Micro Edition. A version of Java 2 for
                    small devices such as PDA's, phones and handhelds. The
                    Connected Limited Device Configuration (CLDC) provides the programming interface for wireless applications. The Mobile
                    Information Device Profile (MIDP) provides support for a
                    graphical interface, networking and storage. J2ME uses the
                    K Virtual Machine (KVM), a specialized virtual machine for devices with limited memory.
------------------  ------------------------------------------------------------
 Java               An object-oriented programming language, developed by Sun
                    Microsystems, Inc. Java(TM) was designed to be secure and
                    platform-neutral such that it can be run on any type of
                    platform, making a Java a useful language for programming
                    Internet applications.
------------------  ------------------------------------------------------------
 Mobitex            A packet-switched network technology developed by Ericsson
                    Mobile Data Design that consists of fixed and mobile
                    terminals interconnected by the network.
------------------  ------------------------------------------------------------
 NOC                Network Operations Centre. A central location for network
                    management. It functions as a control centre for network
                    monitoring, analysis and accounting.
------------------  ------------------------------------------------------------
 OEM                Original Equipment Manufacturer, a licensee or purchaser of a product who typically resells that product under another trade name, in different packaging, or combined with other products or services. OEM licensing arrangements are
                    sometimes referred to as "private label" licensing.
------------------  ------------------------------------------------------------
 PDA                Personal digital assistant, a hand held portable
                    microcomputer.
------------------  ------------------------------------------------------------
 POP3               POP3 uses the Simple Mail Transfer Protocol.
------------------  ------------------------------------------------------------

------------------  ------------------------------------------------------------
                    2.5G - See 2.5G and 3G Wireless
------------------  ------------------------------------------------------------
 packet-switched    A network in which the data to be transmitted is
 network            divided into standard-sized packets, each of which is given the receiver's address. Each of the packets that makes up
                    the transmission travels separately; packets do not have to travel in sequence or by the same paths. When all the
                    packets have arrived at their destination, the receiver
                    reassembles them into the original message.
------------------  ------------------------------------------------------------
 Prosumer           Prosumer refers to 'professional consumers'. The prosumer
                    is typically looking to purchase and use professional-level equipment for both their business and personal lives.

                    BlackBerry Prosumer is a hosted wireless email solution for professional consumers that does not include access to the
                    BlackBerry Enterprise Server solution.
------------------  ------------------------------------------------------------
 SDK                Software Developers Kit A set of software routines and
                    utilities used to help programmers write an application.
------------------  ------------------------------------------------------------
 SME                Small and Medium size Enterprise
------------------  ------------------------------------------------------------
 SMS                Short Message Service. A text message service that enables short messages of generally no more than 140-160 characters in length to be sent and transmitted from a wireless device and is broadly supported on cellular phones. SMS was
                    introduced in the GSM system and later supported by all
                    other digital-based mobile communications systems.
------------------  ------------------------------------------------------------
 SMT                Surface Mount Technology. A production technology whereby
                    components are mounted directly onto the surface of a
                    printed circuit board.
------------------  ------------------------------------------------------------
 SureType           SureType technology, developed by Research In Motion(R),
                    integrates a traditional phone keypad and a familiar
                    QWERTY-style keyboard with intuitive software that "learns"
                    as you type, recognizing word patterns and allowing you to easily enter information. This technology allows you to
                    easily, quickly, and accurately enter words without having to get used to a non-QWERTY-based keyboard layout. SureType also has the ability to recognize character letter
                    sequences that are common in the English language, such as
                    "ing".
------------------  ------------------------------------------------------------

------------------  ------------------------------------------------------------

Triple DES          Triple Data Encryption Standard. A specification for
Encryption          encryption Standard for computer data developed by IBM and
Standard            adopted by the United States government. DES uses a 56-bit encryption key. Triple DES uses a more sophisticated
                    112-bit encryption key and is used by the American Banking
                    Association.
------------------  ------------------------------------------------------------

                                   APPENDIX A

                     CHARTER OF THE AUDIT COMMITTEE OF THE
                BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

_______________________________________________________________________________

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



                                           APPENDIX B

                           STRATEGIC CARRIER RELATIONSHIPS, FISCAL 2005


NORTH AMERICA                           EUROPE                                    ASIA PACIFIC
America Movil (Telcel) Mexico           BT(British Telecommunications)            3 Hong Kong
Bell Mobility                           Bouygues France                           Airtel (Bharti)
Cable & Wireless                        E-Plus Germany                            Globe Telecom (SingTel)
Cincinnati Bell Wireless                BASE (KPN) Belgium                        HK CSL China
Cingular/AT&T Wireless                  KPN                                       Hutchison Telecommunications
Dobson Communications                   Mobistar (Orange) Belgium                 Indosat Indonesia (StarHub)
Earthlink Wireless                      O2 Europe                                 Maxis Communications
Motient                                 Orange France, Switzerland, UK            Optus (SingTel)
Nextel                                  Polska Telefonica Cyfrowa                 SMART Communications
Rogers Wireless                         Proximus (Vodafone) Belgium               SingTel
SaskTel                                 PTC Poland                                StarHub
Sprint                                  SFR (Vodafone)                            Telstra
T-Mobile USA                            Swisscom Switzerland                      Vodafone
Telcel                                  TIM (Telecom Italia Group)
TELUS Mobility                          Telefonica Moviles Espana                 SOUTH AMERICA & Africa
Triton PCS                              T-Mobile International                    TIM (Telecom Italia Movil)
Velocita Wireless                       Vodafone                                  Vodacom
Verizon Wireless                                                                  MTN


                                                                 Document No. 2

                    REPORT OF INDEPENDENT REGISTERED PUBLIC
                                ACCOUNTING FIRM


To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at February 26, 2005 and February 28, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 26, 2005 and February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at February 26, 2005 and February 28, 2004 and the consolidated results of its operations and its cash flows for the years ended February 26, 2005 and February 28, 2004 in conformity with United States generally accepted accounting principles.

On March 31, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,                                      /s/ ERNST & YOUNG LLP
March 31, 2005.                                           Chartered Accountants

                         INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Research In Motion Limited

We have audited the consolidated statements of operations, shareholders' equity and cash flows of Research In Motion Limited for the year ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the year ended March 1, 2003 in conformity with United States generally accepted accounting principles.

On March 28, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,           /s/ ERNST & YOUNG         /s/ ZEIFMAN & COMPANY, LLP
March 28, 2003.                Chartered Accountants     Chartered Accountants

                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                                         (United States dollars, in thousands)
                                     Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED BALANCE SHEETS                                                                         As at
                                                                                     February 26,            February 28,
                                                                                         2005                    2004
                                                                                  ------------------      ------------------
Assets
Current

Cash and cash equivalents (note 4(a))                                                   $   610,354            $  1,156,419
Short-term investments (note 4(b))                                                          315,495                       -
Trade receivables                                                                           210,459                  95,213
Other receivables                                                                            30,416                  12,149
Inventory (note 5)                                                                           92,489                  42,836
Restricted cash (note 15)                                                                   111,978                  36,261
Other current assets (note 19)                                                               22,857                  12,527
Deferred tax asset (note 9)                                                                 150,200                       -
                                                                                  ------------------      ------------------
                                                                                          1,544,248               1,355,405

Investments (note 4(b))                                                                     753,868                 339,285

Capital assets (note 6)                                                                     210,112                 147,709

Intangible assets (note 7)                                                                   83,740                  64,269

Goodwill (note 8)                                                                            29,026                  30,109
                                                                                  ------------------      ------------------

                                                                                       $  2,620,994            $  1,936,777
                                                                                  ==================      ==================

Liabilities
Current

Accounts payable                                                                         $   68,464              $   35,570
Accrued liabilities (notes 13 and 18 (c))                                                    87,133                  70,538
Accrued litigation and related expenses (note 15)                                           455,610                  84,392
Income taxes payable (note 9)                                                                 3,149                   1,684
Deferred revenue                                                                             16,235                  16,498
Current portion of long-term debt (note 10)                                                     223                     193
                                                                                  ------------------      ------------------
                                                                                            630,814                 208,875

Long-term debt (note 10)                                                                      6,504                   6,240
                                                                                  ------------------      ------------------
                                                                                            637,318                 215,115
                                                                                  ------------------      ------------------

Shareholders' Equity
Capital stock (note 11)
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 189,484,915 common shares (February 28, 2004 - 184,830,132)                      1,892,266               1,829,388
Retained earnings (accumulated deficit)                                                      94,181                (119,206)
Accumulated other comprehensive income (loss) (note 17)                                      (2,771)                 11,480
                                                                                  ------------------      ------------------
                                                                                          1,983,676               1,721,662
                                                                                  ------------------      ------------------
                                                                                       $  2,620,994            $  1,936,777
                                                                                  ==================      ==================

Commitments and contingencies (notes 10, 12, 14, 15 and 19) See notes to the consolidated financial statements.

On behalf of the Board:


/s/ Jim Balsillie                                                                     /s/ Mike Lazaridis

Jim Balsillie                                                                         Mike Lazaridis
Director                                                                              Director



                                                  Research In Motion Limited
                                            (United States dollars, in thousands)
                                        Prepared in Accordance with U.S. GAAP (note 1)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                           Common      Retained     Accumulated
                                                                           Share       Earnings        Other
                                                                Common    Purchase   (Accumulated  Comprehensive
                                                                Shares    Warrants      Deficit)     Income (loss)    Total
                                                            ---------------------------------------------------------------------
Balance as at March 2, 2002                                  $  894,380   $    370    $   (19,204)    $   (1,478)    $  874,068

Comprehensive income (loss):
   Net loss                                                           -          -       (148,857)                     (148,857)
   Net change in unrealized gains on investments available
    for sale                                                                                               4,158          4,158
   Net change in derivative fair value during the year                                                     5,958          5,958
   Amounts reclassified to earnings during the year                   -          -              -         (1,041)        (1,041)
                                                                                 -                    -                    -

Shares issued:
   Exercise of stock options                                      1,155          -              -              -          1,155
   Common shares repurchased pursuant to Common
    Share Purchase Program                                      (21,528)         -         (2,974)             -        (24,502)
                                                            ---------------------------------------------------------------------
Balance as at March 1, 2003                                  $  874,007   $    370    $  (171,035)    $    7,597     $  710,939

Comprehensive income (loss):
   Net income                                                         -          -         51,829              -         51,829
   Net change in unrealized gains on investments available
    for sale                                                          -                                    1,854          1,854
   Net change in derivative fair value during the year                -          -              -         11,941         11,941
   Amounts reclassified to earnings during the year                   -          -              -         (9,912)        (9,912)

Shares issued:
   Exercise of stock options                                     49,771          -              -              -         49,771
   Issue of common shares                                       944,869          -              -              -        944,869
   Share issue costs                                            (39,629)         -              -              -        (39,629)
   Exercise of warrants                                             370       (370)             -              -              -
                                                            ---------------------------------------------------------------------
Balance as at February 28, 2004                             $ 1,829,388   $      -    $  (119,206)   $    11,480    $ 1,721,662

Comprehensive income (loss):
   Net income                                                         -          -        213,387              -        213,387
   Net change in unrealized gains (losses) on
     investments available for sale                                   -          -              -        (18,357)       (18,357)
   Net change in derivative fair value during the year                -          -              -          8,446          8,446
   Amounts reclassified to earnings during the year                   -          -              -         (4,340)        (4,340)

Shares issued:
   Exercise of stock options                                     54,151          -              -              -         54,151
   Deferred income tax benefit attributable to fiscal
    2004 financing costs                                          8,727          -              -              -          8,727
                                                            ---------------------------------------------------------------------
Balance as at February 26, 2005                             $ 1,892,266   $      -    $    94,181    $    (2,771)   $ 1,983,676
                                                            =====================================================================

See notes to the consolidated financial statements.

                                                  Research In Motion Limited
                                 (United States dollars, in thousands, except per share data)
                                        Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   For the Year Ended
                                                                   February 26,        February 28,          March 1,
                                                                       2005                2004               2003
                                                                 ---------------     ---------------     ---------------
Revenue                                                            $  1,350,447         $   594,616         $   306,732

Cost of sales                                                           635,914             323,365             187,289
                                                                 ---------------     ---------------     ---------------
Gross margin                                                            714,533             271,251             119,443
                                                                 ---------------     ---------------     ---------------
Expenses

Research and development, net of government funding (note 14)           101,180              62,638              55,916
Selling, marketing and administration (notes 18(d) and 19)              190,730             108,492             104,978
Amortization                                                             35,941              27,911              22,324
Restructuring charges                                                         -                   -               6,550
Litigation (note 15)                                                    352,628              35,187              58,210
                                                                 ---------------     ---------------     ---------------
                                                                        680,479             234,228             247,978
                                                                 ---------------     ---------------     ---------------
Income (loss) from operations                                            34,054              37,023            (128,535)

Investment income                                                        37,107              10,606              11,430
                                                                 ---------------     ---------------     ---------------
Income (loss) before income taxes                                        71,161              47,629            (117,105)
                                                                 ---------------     ---------------     ---------------
Provision for (recovery of) income taxes (note 9)
Current                                                                   1,425              (4,200)              3,513
Deferred                                                               (143,651)                  -              28,239
                                                                 ---------------     ---------------     ---------------
                                                                       (142,226)             (4,200)             31,752
                                                                 ---------------     ---------------     ---------------
Net income (loss)                                                   $   213,387          $   51,829         $  (148,857)
                                                                 ===============     ===============     ===============
Earnings (loss) per share (note 16)

Basic                                                                $     1.14          $     0.33          $    (0.96)
                                                                 ===============     ===============     ===============

Diluted                                                              $     1.09          $     0.31          $    (0.96)
                                                                 ===============     ===============     ===============

See notes to the consolidated financial statements.


                                        Research In Motion Limited
                                  (United States dollars, in thousands)
                              Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         For the Year Ended
                                                                          February 26,       February 28,          March 1,
                                                                             2005               2004                2003
                                                                        ---------------    ---------------    ---------------
Cash flows from operating activities

Net income (loss)                                                           $  213,387        $    51,829        $ (148,857)

Items not requiring an outlay of cash:

Amortization                                                                    66,760             54,529            31,147
Deferred income taxes                                                         (143,651)                 -            29,244
Loss (gain) on disposal of capital assets                                          (69)               223               502
Loss on foreign currency translation of long-term debt                              12                859              (339)
Unrealized foreign exchange gain                                                   (80)                 -                 -
Net changes in working capital items (note 18(a))                              141,623            (43,605)           91,093
                                                                        ---------------    ---------------    ---------------
                                                                               277,982             63,835             2,790
                                                                        ---------------    ---------------    ---------------
Cash flows from financing activities

Issuance of share capital and warrants                                          54,151            994,640             1,155
Financing costs                                                                      -            (39,629)                -
Buyback of common shares pursuant to Common Share Purchase Program
 (note 11(a))                                                                                                       (24,502)
Repayment of long-term debt                                                       (199)            (6,130)             (614)
                                                                        ---------------    ---------------    ---------------
                                                                                53,952            948,881           (23,961)
                                                                        ---------------    ---------------    ---------------

Cash flows from investing activities

Acquisition of investments                                                    (615,098)          (186,989)         (190,030)
Proceeds on sale or maturity of investments                                     18,385             43,746                 -
Acquisition of capital assets                                                 (109,363)           (21,815)          (39,670)
Acquisition of intangible assets                                               (17,061)           (32,252)          (30,997)
Acquisition of subsidiaries (note 8)                                            (3,888)               478           (21,990)
Acquisition of short-term investments                                         (227,072)           (24,071)          (41,900)
Proceeds on sale and maturity of short-term investments                         76,022             24,071           345,983
                                                                        ---------------    ---------------    ---------------
                                                                              (878,075)          (196,832)           21,396
                                                                        ---------------    ---------------    ---------------
Effect of foreign exchange on cash and cash equivalents                             76               (146)              (20)
                                                                        ---------------    ---------------    ---------------
Net increase (decrease) in cash and cash equivalents for the year             (546,065)           815,738               205

Cash and cash  equivalents, beginning of year                                1,156,419            340,681           340,476
                                                                        ---------------    ---------------    ---------------

Cash and cash  equivalents, end of year                                     $  610,354        $ 1,156,419        $  340,681
                                                                        ===============    ===============    ===============

See notes to the consolidated financial statements.


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

NATURE OF BUSINESS

     Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  General

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

     Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements. Consolidated financial statements prepared in U.S. dollars and under Canadian GAAP are prepared separately and made available to all shareholders. Those Canadian GAAP consolidated financial statements are filed with Canadian regulatory authorities.

     The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

(b)  Basis of consolidation

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  Use of estimates

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  Foreign currency translation

     The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e)  Cash and cash equivalents

     Cash and cash equivalents consist of balances with banks and highly liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

(f)  Trade receivables

     Trade receivables are presented net of an allowance for doubtful accounts. The allowance was $1,697 at February 26, 2005 (February 28, 2004 - $2,379). Bad debt expense (recovery) was ($500) for the year ended February 26, 2005 (February 28, 2004 - ($548); March 1, 2003 - $696).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company has historically been dependent on a small number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than selling directly to end consumers. The Company evaluates the collectibility of its trade receivables balances based upon a combination of factors on a periodic basis.

     When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers continue to deteriorate, the Company's estimates of the recoverability of trade receivables balances could be further adjusted downward.

(g)  Investments

     The Company's investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

     Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments, otherwise they are classified as Investments.

     The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5,399 in the carrying amount of investments at February 28, 2004, and an increase in accumulated other comprehensive income of $5,399 for the year ended February 28, 2004 (March 1, 2003 - increase of $4,158).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Unrealized gains and losses on available-for-sale investments are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

     The Company monitors its investment portfolio for impairment on a periodic basis, and assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

(h)  Derivative financial instruments

     The Company uses derivative financial instruments including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

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

     SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(i)  Inventories

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j)  Impairment of Long-lived assets

     The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the excess of the carrying value over the fair value of the asset.

(k)  Capital Assets

     Capital assets are stated at cost less accumulated amortization. No amortization is provided for on construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

       Buildings, leaseholds and other         Straight-line over terms between
                                               5 and 40 years
       BlackBerry operations and other         Straight-line over terms between
       information technology                  3 and 5 years
       Manufacturing equipment, research       Straight-line over terms between
       and  development equipment, and         2 and 8 years
       tooling
       Furniture and fixtures                  20% per annum declining balance

     During the year, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced to periods of three or four years from five years. The impact of this change was applied on a prospective basis commencing with the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4,275 in fiscal 2005. Of this amount, $1,750 was included in Cost of sales, and $2,525 was included in Amortization.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(l)  Intangible assets

     Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal defence costs arising out of the assertion of any Company-owned patents. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions.

     Intangible assets are amortized as follows:

     Acquired technology                    Straight-line over 2 to 5 years
     Licenses                               Lesser of 5 years or on a per unit
                                            basis based upon the anticipated
                                            number of units sold during the
                                            terms of the licence agreements
     Patents                                Straight-line over 17 years

(m)  Goodwill

     Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment at the beginning of each year.

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

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The Company has one reporting unit, which is the consolidated Company.

(n)  Income taxes

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

     The Company has used the flow-through method to account for investment tax credits earned on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a reduction in income tax expense.

(o)  Revenue recognition

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

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

     If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Service

     Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

     Software

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

     Non-recurring engineering contracts

     Revenue from non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     Other

     Revenue from the sale of accessories and original equipment manufacturer products ("OEM") radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     Shipping and handling costs

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

     Multiple-Element Arrangements

     The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     revenue recognition policies described above are then applied to each unit of accounting.

(p)  Research and development

     The Company is engaged at all times in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(q)  Government assistance

     The Company has received no government assistance in fiscal 2005 and 2004.

     Government funding towards research and development expenditures received in fiscal 2003 was primarily with respect to grants from Technology Partnerships Canada on account of eligible scientific research and experimental development expenditures. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(r)  Statements of comprehensive income (loss)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 4. Realized gains (losses) on available-for-sale investments are reclassified into earnings using the specific identification basis.

(s)  Earnings (loss) per share

     Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(t)  Stock-based compensation plan

     The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     consideration paid by employees on exercise of stock options is credited to capital stock.

     Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

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



                                                                             For the year ended
                                                               February 26,     February 28,       March 1,
                                                                  2005              2004            2003
                                                        -----------------------------------------------------

Net income (loss) - as reported                            $    213,387          $   51,829       $(148,857)
Stock-based compensation expense for the year                    22,487              20,033          20,296
                                                        -----------------------------------------------------

Net income (loss) - proforma                               $    190,900          $   31,796       $(169,153)
                                                        =====================================================

Proforma earnings (loss) per common share:
  Basic                                                    $       1.02          $     0.20       $   (1.09)
  Diluted                                                  $       0.98          $     0.19       $   (1.09)

Weighted average number of shares outstanding (000's):
  Basic                                                         187,653             159,300         155,272
  Diluted                                                       195,675             163,868         155,272



     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                        For the year ended
                                                            February 26,      February 28,       March 1,
                                                                2005              2004             2003
                                                      -----------------------------------------------------
Number of options granted (000's)                                 315           3,148             1,912
                                                      -----------------------------------------------------
Weighted average Black-Scholes value of each option          $  31.58          $ 8.29           $  4.29

Assumptions:
  Risk free interest rate                                         3.3%            3.0%              4.5%
  Expected life in years                                          4.0             4.0               3.5
  Expected dividend yield                                           0%              0%                0%
  Volatility                                                       69%             70%               70%



(u)  Warranty

     The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, material usage and other related repair costs, and freight expense.

     The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(v)  Advertising costs

     The Company expenses all advertising costs as incurred. These costs are included in Selling, marketing and administration.

2.   ADOPTION OF ACCOUNTING POLICIES

(a)  Stock Based Compensation

     In December, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     compensation. There was no effect on the Company's results of operations and financial position as a result of SFAS 148, as the Company has not yet adopted the fair value based method.

(b)  Other-Than-Temporary Impairment of Certain Investments

     The Emerging Issues Task Force released Issue No. 03-01
     Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01"). EITF 03-01 is applicable to companies with year-ends after December 15, 2003. In September 2004, the FASB delayed the implementation of EITF 03-01; however the disclosure requirements remain effective.

(c)  Change in Capital Assets Amortization Method

     During the year, the Company reviewed the estimated useful lives of capital assets used in manufacturing, and research and development operations and the application of the 20% declining balance amortization method. As a result of plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual amortization expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change in method of accounting was insignificant for fiscal 2005.

(d)  Consolidation of Variable Interest Entities

     In December 2003, the FASB amended Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R had no impact on the Company's consolidated financial statements.


3.   RECENTLY ISSUED PRONOUNCEMENTS

(a)  Equity Method of Accounting to Investments

     In June 2004, the Emerging Issues Task Force released Issue No. 02-14 Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     stock and has significant influence over the investee. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's consolidated financial statements.

(b)  Stock-Based Compensation

     On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

(c)  Inventory Costs

     In November 2004, the FASB issued SFAS 151 Inventory Costs. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

(d)  Exchanges of Non-Monetary Assets

     In December 2004, the FASB issued SFAS 153 Exchanges of Non-Monetary Assets. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


4.   CASH AND CASH EQUIVALENTS AND INVESTMENTS

(a) Cash and cash equivalents are recorded at fair value and comprise the following:

                                                 February 26,      February 28,
                                                     2005              2004
                                              ---------------------------------

     Balances with banks                         $   26,005          $   2,644
     Money market investment funds                        -              9,657
     Certificates of deposit                         10,012            255,199
     Repurchase agreements                              907            110,622
     Commercial paper and corporate notes           573,430            778,297
                                              ---------------------------------

                                                 $  610,354         $ 1,156,419
                                              =================================


     Cash and cash equivalents carry weighted average yields of 2.5% as at February 26, 2005 (February 28, 2004 - 1.0%).

(b) Investments consist of money-market and other debt securities and are classified as available-for-sale investments.

     As at February 26, 2005, the contractual maturities of debt securities were as follows (at carrying value):

                                                    Years to Maturity
                          -----------------------------------------------------------------------
                           Less than       One to        Five to      Over Ten       No Single
                           One Year      Five Years     Ten Years       Years      Maturity Date      Total
                          --------------------------------------------------------------------------------------
     Available-for-sale    $ 56,267      $ 675,902       $    -       $ 112,344     $ 224,850       $1,069,363
                          ======================================================================================



     Securities with no single maturity date reflect asset-backed securities.

     Available-for-sale investments are carried at fair value and comprise the following:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



                                                     Amortized          Unrealized      Unrealized       Estimated
                                                       Cost               Gains          Losses          Fair Value
                                               ---------------------------------------------------------------------

     As at February 26, 2005
     Government sponsored enterprise notes          $   377,492           $    82       $  (6,198)      $   371,376
     Asset-backed securities                            227,255                39          (2,444)          224,850
     Commercial paper and corporate bonds               352,173               813          (4,637)          348,349
     Auction-rate securities                            124,788                 -               -           124,788
                                               ---------------------------------------------------------------------
                                                    $ 1,081,708           $   934       $ (13,279)      $ 1,069,363
                                               =====================================================================

     Classified as Short-Term                       $   314,931           $   912       $    (348)      $   315,495
     Classified as Long-Term                            766,777                22         (12,931)          753,868
                                               ---------------------------------------------------------------------
     Total                                          $ 1,081,708           $   934       $ (13,279)      $ 1,069,363
                                               =====================================================================

     As at February 28, 2004
     Government sponsored enterprise notes          $    80,086           $   300       $       -       $    80,386
     Asset-backed securities                             90,043             1,350             (16)           91,377
     Corporate bonds and notes                          163,144             4,397             (19)          167,522
                                               ---------------------------------------------------------------------
                                                    $   333,273           $ 6,047       $     (35)      $   339,285
                                               =====================================================================

     Classified as Short-Term                       $         -           $     -       $       -       $         -
     Classified as Long-Term                            333,273             6,047             (35)          339,285
                                               ---------------------------------------------------------------------
     Total                                          $   333,273           $ 6,047       $     (35)      $   339,285
                                               =====================================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     Realized gains and losses on available-for-sale securities comprise the following:

                                     February 26,    February 28,    March 1,
                                        2005            2004           2003

     Realized gains                   $   -           $   16         $   10
     Realized losses                      -              (22)            (1)
                                    -------------------------------------------
                                      $   -           $   (6)        $    9
                                    ===========================================


     Fair value and unrealized losses position for available-for-sale securities as at February 26, 2005.


                                           Less than 12 months        12 months or more             Total
                                         Fair       Unrealized     Fair      Unrealized       Fair        Unrealized
                                         Value        losses       Value       losses        Value          losses

     Government sponsored
     enterprise notes                 $     -        $   -      $ 351,685     $ 6,198      $ 351,685      $ 6,198
     Asset-backed securities                -            -        215,683       2,444        215,683        2,444
     Commercial paper and
     corporate bonds                   56,267          155        237,989       4,482        294,256        4,637
                                    ---------------------------------------------------------------------------------
                                     $ 56,267        $ 155      $ 805,357     $13,124      $ 861,624      $13,279
                                    =================================================================================



     Unrealized losses for government sponsored enterprise notes, asset-backed securities and commercial paper and corporate bonds were caused by increases in interest rates. The Company does not believe that it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments, until there is a recovery of fair value, which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at February 26, 2005.

     Investments carry weighted average yields of 3.1% as at February 26, 2005 (February 28, 2004 - 3.1%)

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


5.   INVENTORY

     Inventory is comprised as follows:

                                                           February 26,       February 28,
                                                                   2005               2004
                                                        -----------------------------------
     Raw materials                                         $  78,080          $  35,119
     Work in process                                          11,282              8,713
     Finished goods                                            9,868              7,679
     Provision for excess and obsolete inventory              (6,741)            (8,675)
                                                        -----------------------------------
                                                           $  92,489          $  42,836
                                                        ===================================


6.   CAPITAL ASSETS

     Capital assets are comprised of the following:

                                                                                 February 26, 2005
                                                                                   Accumulated        Net book
                                                                        Cost       amortization         value
                                                               --------------------------------------------------

     Land                                                            $   8,850     $       -         $   8,850
     Buildings, leaseholds and other                                   109,654        14,016            95,638
     BlackBerry operations and other information technology            135,352        75,495            59,857
     Manufacturing equipment, research and development
     equipment, and tooling                                             60,222        33,175            27,047
     Furniture and fixtures                                             40,553        21,833            18,720
                                                               --------------------------------------------------
                                                                     $ 354,631     $ 144,519         $ 210,112
                                                               ==================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                                                       February 28, 2004
                                                                                         Accumulated        Net book
                                                                            Cost        amortization         value
                                                                    --------------------------------------------------

     Land                                                               $   8,850         $       -         $   8,850
     Buildings, leaseholds and other                                       70,326            11,343            58,983
     BlackBerry operations and other information technology                91,950            47,605            44,345
     Manufacturing equipment, research and development equipment,          57,156            28,176            28,980
     and tooling
     Furniture and fixtures                                                18,621            12,070             6,551
                                                                    --------------------------------------------------
                                                                        $ 246,903         $  99,194         $ 147,709
                                                                    ==================================================


     As at February 26, 2005 the carrying amount of assets under construction is $15,849 (February 28, 2004 - $nil) and is including in Building, leaseholds and other.

     For the year ended February 26, 2005, amortization expense related to Capital assets was $47,030 (February 28, 2004 - $35,067; March 1, 2003 -
     $27,997). During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain Capital assets no longer used by the Company; $618 of this amount is included in Cost of sales.


7.   INTANGIBLE ASSETS

     Intangible assets are comprised of the following:

                                                  February 26, 2005
                                                    Accumulated       Net book
                                      Cost         amortization        value
                                  ----------------------------------------------

     Acquired technology            $  12,151       $   6,045        $   6,106
     Licences                          86,352          31,107           55,245
     Patents                           28,082           5,693           22,389
                                  ----------------------------------------------
                                    $ 126,585       $  42,845        $  83,740
                                  ==============================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                  February 28, 2004
                                                  Accumulated       Net book
                                    Cost         amortization        value
                              ------------------------------------------------

     Acquired technology        $  10,012         $   3,746         $   6,266
     Licences                      52,216            15,299            36,917
     Patents                       25,156             4,070            21,086
                                ----------------------------------------------
                                $  87,384         $  23,115         $  64,269
                                ==============================================


     The Company had been involved in patent litigation with Good Technology, Inc. ("GTI"). The Company and GTI (the "parties") entered into an agreement on March 26, 2004 whereby the parties signed a settlement and license agreement and consequently dismissed a series of pending lawsuits between the two companies. The parties entered into a settlement and royalty-bearing license agreement whereby RIM received a lump-sum settlement during the first quarter of fiscal 2005 as well as the right to ongoing quarterly royalties. The lump-sum settlement amount was credited to Patents in the first quarter of fiscal 2005, as a recovery of costs previously incurred by the Company. The settlement of this dispute was not material to the Company's financial position.

     During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 was included in Cost of sales with the balance of $1,577 recorded as Amortization expense. Such charges reflected management's assessment of net realizable values.

     For the year ended February 26, 2005, amortization expense related to intangible assets was $19,730 (February 28, 2004 - $19,462; March 1, 2003
     - $2,848). Total additions to intangible assets in 2005 were $37,061 (2004 - $32,252).

     Based on the carrying value of the identified intangible assets as at February 26, 2005, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2006 - $25 million; 2007 - $16 million; 2008 - $7 million; 2009 - $6 million; and 2010 - $6 million. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.


8.   ACQUISITIONS

     During fiscal 2005, the Company completed two acquisitions. Effective March 2004, the Company purchased the assets of a company whose proprietary software products enable wireless access to a corporate email

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     system using a handheld device. Effective February 2005, the Company acquired 100% of the common shares of a company that offers technology that will be incorporated into the Company's software.

     As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company has now recognized a deferred tax benefit of $1,083 related to a fiscal 2003 acquisition. This amount resulted in a reduction of Goodwill.

     During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $478 and a return of consideration.

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

     The results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to February 26, 2005.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                                 For the year ended
                                                    February 26,     February 28,       March 1,
                                                            2005             2004           2003
                                                   ------------------------------------------------

Assets purchased
      Capital assets                                 $         -       $       -        $    317
      Deferred tax asset                                   2,889               -               -
      Acquired technology                                  2,140               -           7,326
      Goodwill                                            (1,083)           (478)         16,193
                                                   ------------------------------------------------
                                                           3,946            (478)         23,836
                                                   ------------------------------------------------
Liabilities assumed                                           58               -           1,275
Deferred income tax liability                                  -               -             357
                                                   ------------------------------------------------
                                                              58               -           1,632
                                                   ------------------------------------------------
Net non-cash assets acquired                               3,888            (478)         22,204
      Cash acquired                                           23               -             117
                                                   ------------------------------------------------
Net assets acquired                                    $   3,911        $   (478)       $ 22,321
                                                   ================================================
Consideration
      Cash                                             $   3,911        $   (478)       $ 22,107
      Assumption of acquiree long-term debt                    -               -             214
                                                   ------------------------------------------------
                                                       $   3,911        $   (478)       $ 22,321
                                                   ================================================



     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. The Company's purchase price allocations with respect to the fiscal 2003 acquisitions resulted in goodwill of $16,193, of which $13,316 is expected to be deductible for tax purposes.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


9.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

                                                                            For the year ended
                                                               February 26,        February 28,            March 1,
                                                                       2005                2004                2003
                                                              ------------------------------------------------------

     Statutory Canadian tax rate                                        36.1%               36.5%              38.3%

     Expected income tax provision (recovery)                     $   25,703          $   17,394         $  (44,817)

     Differences in income taxes resulting from:
       Manufacturing and processing activities                        (1,053)               (900)             3,951
       Increase (decrease) in valuation allowance                   (142,852)             29,100             61,969
       Investment tax credits                                        (13,652)                  -                  -
       Foreign exchange                                               (2,782)              3,820             (1,408)
       Foreign tax rate differences                                   (5,444)            (45,088)             7,352
       Enacted tax rate changes                                            -              (9,743)             4,835
       Other differences                                              (2,146)              1,217               (130)
                                                             --------------------------------------------------------
                                                                  $ (142,226)         $   (4,200)        $   31,752
                                                             =======================================================


                                                                            For the year ended
                                                               February 26,        February 28,            March 1,
                                                                       2005                2004                2003
                                                             -------------------------------------------------------

     Income (loss) before income taxes:
       Canadian                                                   $   55,136          $   29,309         $ (102,954)
       Foreign                                                        16,025              18,320            (14,151)
                                                             --------------------------------------------------------
                                                                  $   71,161          $   47,629         $ (117,105)
                                                             ========================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The provision for (recovery of) income taxes consists of the following:

                                                                      For the year ended
                                                         February 26,       February 28,        March 1,
                                                                 2005               2004            2003
                                                       --------------------------------------------------
     Provision for (recovery of) income taxes:

        Current
           Canadian                                     $       655         $      484         $     (8)
           Foreign                                              770             (4,684)           3,521
        Deferred
           Canadian                                         (142,070)                -           27,593
           Foreign                                            (1,581)                -              646
                                                       ----------------------------------------------------
                                                        $   (142,226)       $   (4,200)        $ 31,752
                                                       ====================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     Deferred income tax assets and liabilities consist of the following temporary differences:

                                                                       As at
                                                           February 26,      February 28,
                                                                   2005              2004
                                                         ---------------------------------
     Assets
       Financing costs                                      $    8,727          $   13,170
       Non-deductible reserves                                   7,370               3,492
       Reserve related to NTP litigation (note 15)              92,837                   -
       Research and development incentives                      42,920              68,802
       Tax loss carryforwards                                   10,009              37,428
       Capital assets                                                -              18,252
       Other tax carryforwards                                       -                 204
                                                         ----------------------------------
                                                               161,863             141,348
     Less: valuation allowance                                       -             139,455
                                                         ----------------------------------
     Net deferred income tax assets                         $  161,863          $    1,893
                                                         ----------------------------------

     Liabilities
       Capital assets                                            4,313                   -
       Unrealized gains on financial instruments                 5,070               1,893
       Other tax carryforwards                                   2,280                   -
                                                         -----------------------------------
                                                                11,663               1,893
                                                         -----------------------------------
     Net deferred income tax assets                         $  150,200          $        -
                                                         ===================================


     As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company determined that it was more likely than not it can realize its deferred tax assets. Accordingly, a valuation allowance of $nil is required on its deferred tax assets (February 28, 2004 - $139,455). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold, the valuation allowance may be adjusted.

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


10.  LONG-TERM DEBT

     At February 26, 2005, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. The carrying value of the collateral at February 26, 2005 is $11,084. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $460 (February 28, 2004 - $771; March 1, 2003 - $852).

     The scheduled long-term debt principal payments for the fiscal years 2006 through to maturity are as follows:

     For the year ending
     2006                                                     $    223
     2007                                                          240
     2008                                                          257
     2009                                                          276
     2010                                                        5,731
                                                             ----------
                                                              $  6,727
                                                             ==========

     As at February 26, 2005, the Company has a $70 million Letter of Credit Facility (the "Facility") with a Canadian financial institution and has utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter, as described in note
     15. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations funded into the escrow bank account, which are shown as Restricted cash on the Company's consolidated balance sheets.

     The Company has utilized an additional $5.1 million of the Facility to secure other operating and financing requirements. $16.9 million of the Facility was unused as at February 26, 2005. The Company has pledged specific investments as security for this Facility.

     The Company has additional credit facilities in the amount of $16.3 million to support and secure other operating and financing requirements; as at February 26, 2005, $14.7 million of these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

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

     The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of business on May 27, 2004. All common share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the number of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 26, 2005:

                                                                                   Number Outstanding (000's)
                                                                               ----------------------------------
                                                                                                          Common
                                                                                                           share
                                                                                      Common            purchase
                                                                                      shares            warrants
                                                                               ----------------------------------

     Balance as at March 2, 2002                                                      157,582              150

     Exercise of options                                                                  640                -
     Common shares repurchased pursuant to Common Share Purchase Program               (3,878)               -
                                                                               ----------------------------------

     Balance as at March 1, 2003                                                      154,344              150

     Exercise of options                                                                6,258                -
     Exercise of warrants                                                                  78             (150)

     Common shares issued pursuant to public share offering                            24,150                -
                                                                               ----------------------------------
     Balance as at February 28, 2004                                                  184,830                -

     Exercise of options                                                                4,655                -
                                                                               ----------------------------------

     Balance as at February 26, 2005                                                  189,485                -
                                                                               ==================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                                           Share Capital
                                                         ----------------------------------------------------
                                                                                   Common
                                                                                    share
                                                                 Common          purchase
                                                                 shares          warrants            Total
                                                         ----------------------------------------------------

     Balance as at March 2, 2002                              $   894,380       $    370        $   894,750

     Exercise of options                                            1,155              -              1,155
     Common shares repurchased pursuant to the
     Common Share Purchase Program                                (21,528)             -            (21,528)
                                                         ----------------------------------------------------
     Balance as at March 1, 2003                                  874,007            370            874,377

     Exercise of options                                           49,771              -             49,771
     Exercise of warrants                                             370           (370)                 -
     Common shares pursuant to public share offering,
     net of related costs                                         905,240              -            905,240
                                                         ----------------------------------------------------
     Balance as at February 28, 2004                            1,829,388              -          1,829,388
     Exercise of options                                           54,151              -             54,151
     Deferred income tax benefit attributable to
     fiscal 2004 financing costs                                    8,727              -              8,727
                                                         ----------------------------------------------------
     Balance as at February 26, 2005                          $ 1,892,266       $      -        $ 1,892,266
                                                         ====================================================


     As a result of the NTP resolution during the fourth quarter of fiscal 2005, as described in notes 9 and 15, the Company has recognized a deferred tax asset of $8,727 with respect to share issue financing costs.

     On January 22, 2004, the Company completed a public share issue of 24.2 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

     On October 3, 2002, the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 7.6 million common shares, which approximated 5% of the common shares outstanding at that date. No shares were repurchased under this Common Share Purchase Program during fiscal 2004 or fiscal 2005. During the year ended March 1, 2003 the Company repurchased 3.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Purchase Program have been cancelled.

(b)  Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved a reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 5,512. As at February 26, 2005, there were 11,151 options outstanding with exercise prices ranging from $1.22 to $88.97. Options issued and outstanding for 4,505 common shares are vested as at February 26, 2005 and there are 6,294 common shares available for future grants under the stock option plan.

     A summary of option activity since March 2, 2002 is shown below:

                                                 Options Outstanding
                                            -----------------------------------

                                                                  Weighted
                                                 Number            Average
                                               (in 000's)       Exercise Price
                                            -----------------------------------

     Balance as at March 2, 2002                  20,172          $    9.41

     Granted during the year                       1,912               8.21
     Exercised during the year                      (640)              1.94
     Forfeited during the year                    (1,242)             15.68
                                            -----------------------------------
     Balance as at March 1, 2003                  20,202          $    9.15

     Granted during the year                       3,148              15.17
     Exercised during the year                    (6,258)              7.06
     Forfeited during the year                    (1,074)             13.98
                                            -----------------------------------

     Balance as at February 28, 2004              16,018          $   10.82

     Granted during the year                         315              58.45
     Exercised during the year                    (4,655)             10.19
     Forfeited during the year                      (527)             10.49
                                            -----------------------------------
     Balance as at February 26, 2005              11,151          $   12.44
                                            ===================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The weighted average characteristics of options outstanding as at February 26, 2005 are as follows:


                                           Options Outstanding (000's)                  Options Exercisable (000's)
-----------------------------------------------------------------------------------------------------------------------------

                                         Number  Weighted average         Weighted                Number          Weighted
                                 Outstanding at    remaining life          average        Outstanding at           average
Range of exercise prices      February 26, 2005          in years   exercise price     February 26, 2005    exercise price
-----------------------------------------------------------------------------------------------------------------------------

$1.22 - $1.81                            1,659              1.83           $   1.30             1,635           $   1.29
$1.94 - $2.83                              604              0.60               2.12               602               2.12
$2.97 - $4.44                              767              1.00               3.89               428               3.90
$4.49 - $6.56                              401              3.85               5.24               125               5.17
$6.77 - $10.15                           3,172              4.54               8.18               339               8.34
$10.19 - $15.26                          2,223              3.83              11.49               717              11.25
$15.40 - $22.92                            538              3.50              18.86               116              19.00
$23.17 - $34.57                            629              2.80              26.89               238              26.70
$34.82 - $51.65                            931              5.09              39.74               278              39.93
$53.61 - $79.81                            169              5.62              58.58                27              56.64
$80.65 and over                             58              6.77              82.20                 -               0.00
-------------------------------------------------------------------------------------------------------------------------
Total                                   11,151              3.44           $  12.44             4,505           $   8.40
=========================================================================================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



12.  COMMITMENTS AND CONTINGENCIES

(a)  Lease commitments

     The Company is committed to future minimum annual lease payments under operating leases as follows:


                                    Real Estate        Equipment        Total

     For the year ending
     2006                           $  3,205           $   285        $ 3,490
     2007                              2,638               228          2,866
     2008                              2,077               152          2,229
     2009                              1,483                 7          1,490
     2010                              1,534                 -          1,534
     Thereafter                        6,164                 -          6,164
                                 -----------------------------------------------
                                    $ 17,101           $   672        $17,773
                                 ===============================================


     For the year ended February 26, 2005, the Company incurred rental expense of $3,023 (February 28, 2004 - $2,197; March 1, 2003 - $2,272).

(b)  Other Litigation

     RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.a.r.l. ("Inpro") suggested that RIM may require a license of two patents held by Inpro (the "Inpro Patents"). On October 31, 2003, following a thorough review of the Inpro Patents, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division (the "Texas Action"), in which RIM sought a ruling that the Inpro Patents are invalid and/or not infringed by RIM. In November 2003, Inpro filed an action in the U.S. District Court for the District of Delaware (the "Delaware Action") against RIM and one of its customers asserting infringement of one of the Inpro Patents which, in very general terms, relates to electronic devices having user-operable input means such as a thumb wheel. Inpro sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgement, which was issued December 28, 2004 dismissing the Delaware Action on the basis that RIM and its customer do not infringe on the Inpro Patent-in-suit. On January 21, 2005, Inpro filed a Notice of Appeal in relation to the Delaware Action to the Court of Appeals for the Federal Circuit in Washington DC which remains pending. The Company amended its Complaint in the Texas Action to withdraw issues relating to the Inpro Patent-in-suit in the Delaware Action. On March 18, 2005, Inpro's motion to dismiss the Texas Action on procedural grounds was granted for lack of personal

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     jurisdiction of Inpro in the State of Texas. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     On March 22, 2005 a complaint was filed on behalf of the Board of Regents of the University Of Texas System ("UT") in the United States District Court for the Western District of Texas, Austin Division, against RIM (and its U.S. subsidiary), along with 17 other Defendants, alleging infringement of United States Patent No. 4,674,112 (the "UT Patent"). The UT Patent, titled "Character Pattern Recognition and Communications Apparatus", was filed on September 6, 1985 and has an expiration date of September 6, 2005. The complaint alleges that RIM's 7100t handheld products sold in the United States infringe the UT Patent. UT is seeking unspecified damages and temporary and permanent injunctive relief against all Defendants, including RIM. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the UT action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     In addition, RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Eatoni action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005, the hearing which will not take place before the fourth quarter of calendar year 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

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

     The change in the Company's accrued warranty obligations from March 2, 2002 to February 26, 2005 was as follows:


       Accrued warranty obligations at March 2, 2002                $   3,355

       Actual warranty experience during fiscal 2003                     (577)
       Fiscal 2003 warranty provision                                    5,465
       Adjustments for changes in estimate                              (3,073)
                                                                    -----------

       Accrued warranty obligations at March 1, 2003                $    5,170

       Actual warranty experience during fiscal 2004                    (3,946)
       Fiscal 2004 warranty provision                                    8,648
       Adjustments for changes in estimate                                (626)
                                                                    -----------

       Accrued warranty obligations at February 28, 2004            $    9,246

       Actual warranty experience during fiscal 2005                    (6,133)
       Fiscal 2005 warranty provision                                   24,732
       Adjustments for changes in estimate                             (13,188)
                                                                    -----------

       Accrued warranty obligations at February 26, 2005             $  14,657
                                                                    ===========


14.  GOVERNMENT ASSISTANCE

     The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

     Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100. The Company has recorded $nil on account of TPC royalty repayment expense with respect to TPC-1 during fiscal 2005 (February 28, 2004 - $2,530; March 1, 2003 - $925). The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

     The second agreement with TPC was for a three-year research and development project ("TPC-2") under which total contributions from TPC would be a maximum amount of $23,300 (the "contribution commitment"). The Company is of the view that it had fulfilled all prerequisite funding conditions and had recorded all of the contribution commitment as at February 28, 2004, and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross revenues arising from the sale of certain products. The Company is obligated to pay royalties on revenues from the sale of third-generation wireless handheld devices up to February 28, 2007, after which time the royalty base is expanded to include revenues from additional products. Royalties would continue to be paid up to a maximum amount of $39,300. No liability amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

     Government assistance has been applied to reduce gross research and development expense as follows:

                                               For the year ended
                                  February 26,     February 28,       March 1,
                                          2005             2004           2003
                                  ----------------------------------------------

  Gross research and development    $ 101,180        $  62,638        $  64,952
  Government funding                        -                -            9,036
                                  ----------------------------------------------
  Net research and development      $ 101,180        $  62,638        $  55,916
                                  ==============================================


15.  LITIGATION AWARD

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     Fiscal 2002

     In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

     Fiscal 2003

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sold in the United States infringed on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     Fiscal 2004

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

     Fiscal 2005

     During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004.

     During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at August 28, 2004.

     During the third quarter of fiscal 2005, the Company recorded an expense of $24.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $20.3 million attributable to enhanced compensatory damages and postjudgment interest attributable to the third quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

     On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appeared in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. As a result, the Appeals Court would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

     During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services,

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV (independent software vendor) partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

     RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. The Company and NTP are currently working to finalize the definitive agreements.

     During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $22.1 million attributable to enhanced compensatory damages and postjudgment interest with respect to the fourth quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

     During fiscal 2005, the Company recorded a total expense of $352.6 million.

16.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------

     Numerator for basic and diluted earnings (loss) per share
     available to common stockholders                                    $ 213,387         $  51,829       $ (148,857)
                                                                     ==================================================
     Denominator for basic earnings (loss)
     per share - weighted average shares outstanding                       187,653           159,300          155,272
     Effect of dilutive securities:
       Employee stock options                                                8,786             8,080                -
                                                                     --------------------------------------------------
     Denominator for basic and diluted earnings (loss)
     per share - weighted average shares outstanding                       196,439           167,380          155,272
                                                                     ==================================================

     Earnings (loss) per share
       Basic                                                             $    1.14         $    0.33       $    (0.96)
       Diluted                                                           $    1.09         $    0.31       $    (0.96)



     Stock options and common share purchase warrants were excluded from the diluted loss per share figures for 2003, as they were anti-dilutive.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



17.  COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive net income (loss) are shown in the following table:

                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------

     Net income (loss)                                                 $  213,387        $  51,829        $ (148,857)

     Net change in unrealized gains (losses) on
     available-for-sale investments                                       (18,357)           1,854             4,158
     Net change in derivative fair value during the year,
     net of income taxes of $10,429 (February 28, 2004 - $nil;
     March 1, 2003 - $nil)                                                  8,446           11,941             5,958
     Amounts reclassified to earnings during the year,
     net of income taxes of $5,359 (February 28, 2004 - $nil;
     March 1, 2003 - $nil)                                                 (4,340)          (9,912)           (1,041)
                                                                    ---------------------------------------------------

     Comprehensive income (loss)                                       $  199,136        $  55,712        $ (139,782)
                                                                    ===================================================

     The components of accumulated other comprehensive income are as follows:

                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------

     Accumulated net unrealized gains (losses) on
     available-for-sale investments                                     $ (12,345)         $  6,012         $  4,158
     Accumulated net unrealized gains on derivative instruments             9,574             5,468            3,439
                                                                   ----------------------------------------------------

     Total accumulated other comprehensive income (loss)                $  (2,771)         $ 11,480         $  7,597
                                                                   ====================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


18.  SUPPLEMENTAL INFORMATION

(a)  Net changes in working capital items

                                                     February 26,    February 28,      February 28,
                                                             2005            2004              2003
                                                   -------------------------------------------------
     Trade receivables                               $  (115,246)      $  (54,410)       $   1,958
     Other receivables                                   (18,257)          (7,611)           1,473
     Inventory                                           (49,653)         (11,561)           6,202
     Other current assets                                 (1,346)             512             (525)
     Accounts payable                                     32,894           16,976            7,059
     Accrued liabilities                                  16,528           16,123           17,555
     Accrued litigation and related expenses             351,218           33,690           50,702
     Restricted cash                                     (75,717)         (36,261)               -
     Income taxes payable                                  1,465           (3,225)           2,106
     Deferred revenue                                       (263)           2,162            4,563
                                                   ------------------------------------------------
                                                     $   141,623       $  (43,605)       $  91,093
                                                   ================================================


(b)  Statement of cash flows

     The following summarizes interest and income taxes paid:

                                                                      For the year ended
                                                        February 26,     February 28,       March 1,
                                                                2005             2004           2003
                                                      -----------------------------------------------

     Interest paid during the year                        $   460          $   770          $   852
     Income taxes paid (refunded) during the year             879             (196)           1,070


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



(c)  Accrued liabilities

     The following items are included in the accrued liabilities balance:


                                                 February 26,     February 28,
                                                     2005            2004
                                                -----------------------------

     Airtime purchase costs                      $  6,932        $  17,486
     Marketing costs                               19,613           13,081
     Warranty                                      14,657            9,246
     Royalties                                     11,726           10,042
     Other                                         34,205           20,683
                                                -----------------------------
                                                 $ 87,133        $  70,538
                                                =============================


(d)  Other information

     Advertising expense, which includes media, agency and promotional expenses totalling $29,208 (February 28, 2004 - $18,206; March 1, 2003 -
     $15,079) is included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $418 (February 28, 2004 - gain of $2,156; March 1, 2003 - gain of $293).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


19.  FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding were as follows:


                                                             February 26, 2005
                                          --------------------------------------------------------
     Assets (Liabilities)                    Notional         Carrying            Estimated
                                              Amount           Amount             Fair Value

     Cash and cash equivalents             $        -       $    610,354         $    610,354
     Available-for-sale investments                 -          1,069,363            1,069,363
     Long-term debt                                 -             (6,727)              (7,079)
     Currency forward contracts               295,761             14,597               14,597


                                                             February 28, 2004
                                          --------------------------------------------------------
     Assets (Liabilities)                    Notional         Carrying            Estimated
                                              Amount           Amount             Fair Value

     Cash and cash equivalents             $        -       $  1,156,419         $  1,156,419
     Available-for-sale investments                 -            339,285              339,285
     Long-term debt                                 -             (6,433)              (6,808)
     Currency forward contracts               208,850              5,399                5,399



     For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 26, 2005 approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 - 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian dollar, British Pound and Euro.

     As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward foreign currency contracts and options. The Company does not use derivative instruments for speculative purposes.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euros and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. The maturity dates of these instruments range from March 2005 through to January 2008. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 - $5,468; March 1, 2003 -
     $3,439). These amounts were included in Other current assets and Accumulated other comprehensive income.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments are in March 2005. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 - loss of $69; March 1, 2003 - gain of $419). This amount was included in Selling, marketing and administration.

     To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. dollars and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged assets. The maturity dates of these instruments range from March 2005 to April 2005. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 - $nil; March 1, 2003 - $nil). This amount was included in Selling, marketing and administration.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 - 43%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 - no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at February 26, 2005 is $1,697 (February 28, 2004 - $2,379).

     While the Company sells its products and services to a variety of customers, as at February 26, 2005 two customers comprised 23%, and 12% of trade receivables (February 28, 2004 - two customers comprised 24%, and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's revenue (February 28, 2004 - two customers comprised 15% and 13%; March 1, 2003 - one customer comprised 12%).


20.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

     Selected financial information is as follows:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                            For the year ended
                               February 26,      February 28,       March 1,
                                       2005              2004           2003
                             ---------------------------------------------------
     Revenue
       Canada                   $  123,853        $   54,847        $   21,788
       United States               914,364           446,000           255,466
       Other                       312,230            93,769            29,478
                             ---------------------------------------------------
                               $ 1,350,447        $  594,616        $  306,732
                             ===================================================

     Revenue

       Canada                         9.2%              9.2%              7.1%
       United States                 67.7%             75.0%             83.3%
       Other                         23.1%             15.8%              9.6%
                             ---------------------------------------------------
                                    100.0%            100.0%            100.0%
                             ===================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

                                                                 For the year ended
                                                  February 26,      February 28,        March 1,
                                                          2005              2004            2003
                                               ----------------------------------------------------
Revenue mix
 Handhelds                                         $   933,989       $  343,154        $  122,711
 Service                                               235,015          171,215           129,332
 Software                                              131,811           47,427            21,655
 Other                                                  49,632           32,820            33,034
                                               ----------------------------------------------------
                                                   $ 1,350,447       $  594,616        $  306,732
                                               ====================================================

                                                               As at
                                                   February 26,      February 28,
Capital, intangible assets and goodwill                    2005              2004

 Canada                                            $   290,691       $  209,766
 United States                                          26,216           28,206
 Foreign                                                 5,971            4,115
                                               -------------------------------------
                                                   $   322,878       $  242,087
                                               =====================================

Total assets

 Canada                                            $   679,309       $  333,811
 United States                                         829,534          904,604
 Foreign                                             1,112,151          698,362
                                               -------------------------------------
                                                   $ 2,620,994       $1,936,777
                                               =====================================



21.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform to the current year presentation.

                                                                 Document No. 3

                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED FEBRUARY 26, 2005 COMPARED TO THE FISCAL YEAR ENDED FEBRUARY 28, 2004


May 3, 2005

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 26, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP".

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM also prepares separate consolidated financial statements in accordance with Canadian GAAP, in United States dollars, which are filed with Canadian regulatory authorities and are made available to all shareholders.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of May 3, 2005. The MD&A should be read in conjunction with the Consolidated Financial Statements.


Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

     o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2006;
     o the Company's estimates regarding earnings sensitivity relating to warranty expense;
     o the Company's estimate regarding revenue sensitivity for the effect of a change in average selling price ("ASP") on its handheld revenues;
     o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
     o   RIM's revenue and earnings expectations
     o   anticipated growth in RIM's subscriber base;
     o the Company's expectations with respect to the sufficiency of its financial resources; and

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
     o   competition;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o   risks associated with RIM's expanding foreign operations;
     o   RIM's dependence on a limited number of significant customers;
     o fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
     o   reliance on third-party network developers;
     o   foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o   the continued quality and reliability of RIM's products;
     o   RIM's ability to manage production facilities efficiently;
     o   dependence on key personnel;
     o   continued use and expansion of the Internet;
     o   regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail, Novell Groupwise and POP3/ISP email.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data, and which integrate a mobile phone with other wireless data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM (personal information management) system, and have web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base in one of two forms: (i) a monthly infrastructure access ("relay") fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers, where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry enterprise wireless solution is the software that is installed on desktop computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software;
(ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) technical support, maintenance and upgrades to software. In addition, the BlackBerry wireless solution, through

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM's BlackBerry licensing programs, BlackBerry Connect and BlackBerry Built-In, enable mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair programs, non-recurring engineering services ("NRE") and radio modems to original equipment manufacturers ("OEM radios").

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

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as disclosed below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at February 28, 2004.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

    Handhelds

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

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


    If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

    Multiple-Element Arrangements

    The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


    number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

    When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin" and "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 12 (b) to the Consolidated Financial Statements). If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Litigation

The Company is currently involved in patent litigation with NTP, Inc. ("NTP") where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements). RIM has recorded liabilities for the estimated probable costs for the resolution and the Company's current and estimated future costs with respect to ongoing legal fees of the NTP matter.

Change in Estimate During Fiscal 2005

During the first nine months of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to legal fees.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves the current litigation between them. As part of the resolution, RIM will pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which includes the remaining resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset. RIM and NTP are currently working to finalize the definitive agreements.

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2005

During the current fiscal year, RIM reduced its estimated warranty accrued liability by $13.2 million, or 1.0% of fiscal 2005 consolidated revenue, as a result of a reduction in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates across all of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at February 26, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $1.4 million.

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

Investments are categorized as available-for-sale for accounting purposes. The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5.4 million in the carrying amount of investments at February 28, 2004, and an increase in other total accumulated comprehensive income of $5.4 million for the year ended February 28, 2004 (March 1, 2003 - increase of $4.2 million).

The Company assesses, for impairment, declines in the value of individual investments to determine whether the decline is other-than-temporary. The

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Income taxes

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves including components of the NTP provision, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, such as developments relating to the NTP matter, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed its valuation allowance.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

In fiscal 2004, the Company maintained its previous determination that it still was not able to satisfy the "more likely than not" standard with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 11(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payment, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R)

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income" and note 11 (a) to the Consolidated Financial Statements.

Common Shares Outstanding

On April 22, 2005, there were 190,069,614 common shares and 11,057,176 options to purchase common shares outstanding.

SUMMARY RESULTS OF OPERATIONS - FISCAL 2005 COMPARED TO FISCAL 2004 AND FISCAL 2003

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005

                                                      As at and for the Fiscal Year Ended
                                           February 26,    February 28,        Change           March 1,
                                              2005             2004          2005/2004            2003
                                         ------------------------------------------------------------------
                                           (in thousands, except for per share amounts)

Revenue                                     $ 1,350,447      $  594,616      $  755,831      $  306,732
Cost of sales                                   635,914         323,365         312,549         187,289
                                         ----------------------------------------------------------------
Gross margin                                    714,533         271,251         443,282         119,443
                                         ----------------------------------------------------------------
Expenses

 Research and development                       101,180          62,638          38,542          55,916
 Selling, marketing and
   administration                               190,730         108,492          82,238         104,978
 Amortization                                    35,941          27,911           8,030          22,324
                                         ----------------------------------------------------------------
   Sub-total                                    327,851         199,041         128,810         183,218
                                         ----------------------------------------------------------------
Restructuring charges                                 -               -               -           6,550
                                         ----------------------------------------------------------------
Litigation (1)                                  352,628          35,187         317,441          58,210
                                         ----------------------------------------------------------------
Restructuring and litigation                    352,628          35,187         317,441          64,760
                                         ----------------------------------------------------------------
                                                680,479         234,228         446,251         247,978
                                         ----------------------------------------------------------------
Income (loss) from operations                    34,054          37,023          (2,969)       (128,535)

Investment income                                37,107          10,606          26,501          11,430
                                         ----------------------------------------------------------------
Income (loss) before income taxes                71,161          47,629          23,532        (117,105)

Provision for (recovery of) income
  tax(2)                                       (142,226)         (4,200)        138,026          31,752
                                         ----------------------------------------------------------------
Net income (loss)                           $   213,387      $   51,829      $  161,558      $ (148,857)
                                         ================================================================

Earnings (loss) per share (3)
 Basic                                      $      1.14      $     0.33      $     0.81      $    (0.96)
                                         ================================================================
 Diluted                                    $      1.09      $     0.31      $     0.78      $    (0.96)
                                         ================================================================

Total assets                                $ 2,620,994      $1,936,777      $  684,217
Total liabilities                               637,318         215,115         422,203
Shareholders' equity                        $ 1,983,676      $1,721,662      $  262,014

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Notes:
------

(1)  See "Results of Operations - Litigation" and note 15 to the
     Consolidated Financial Statements.

(2)  See "Results of Operations - Income Taxes" and note 9 to the
     Consolidated Financial Statements.

(3)  See "Stock Split" and note 11 (a) to the Consolidated Financial
     Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                                  Fiscal Year Ended
                                           February 26,       February 28,          Change      March 1,
                                              2005               2004             2005/2004       2003
                                       -------------------------------------------------------------------

Revenue                                       100.0%             100.0%                -         100.0%

Cost of sales                                  47.1%              54.4%             (7.3%)        61.1%
                                       -------------------------------------------------------------------
Gross margin                                   52.9%              45.6%              7.3%         38.9%

Expenses

 Research and development                       7.5%              10.5%             (3.0%)        18.2%
 Selling, marketing and
 administration                                14.1%              18.2%             (4.1%)        34.2%
 Amortization                                   2.7%               4.8%             (2.1%)         7.3%
                                       -------------------------------------------------------------------
  Sub-total                                    24.3%              33.5%             (9.2%)        59.7%

Restructuring charges                             -                  -                 -           2.1%
Litigation                                     26.1%               5.9%             20.2%         19.0%
                                       -------------------------------------------------------------------
Restructuring and litigation                   26.1%               5.9%             20.2%         21.1%
                                       -------------------------------------------------------------------
                                               50.4%              39.4%             11.0%         80.8%
                                       -------------------------------------------------------------------
Income (loss) from operations                   2.5%               6.2%             (3.7%)       (41.9%)

Investment income                               2.7%               1.8%              0.9%          3.7%
                                       -------------------------------------------------------------------

Income (loss) before income taxes               5.2%               8.0%             (2.8%)       (38.2%)

Provision for (recovery of) income tax        (10.5%)             (0.7%)             9.8%         10.3%
                                       -------------------------------------------------------------------
Net income (loss)                              15.7%               8.7%              7.0%        (48.5%)
                                       ===================================================================

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


EXECUTIVE SUMMARY

As the above tables highlight, the Company's experienced significant revenue and earnings growth in fiscal 2005 compared to fiscal 2004. The key factors that contributed to this net improvement are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $161.6 million to $213.4 million, or $1.14 basic earnings per share and $1.09 diluted earnings per share in fiscal 2005, compared to net income of $51.8 million, or $0.33 basic earnings per share and $0.31 diluted earnings per share, in fiscal 2004.

FISCAL 2005 KEY FACTORS

Revenue and resulting gross margin growth

Revenue increased by $755.8 million to $1,350.4 million in fiscal 2005 compared to $594.6 million in the preceding year. The number of BlackBerry handhelds sold increased by 1.52 million units, or 165.7%, to 2.44 million units in fiscal 2005 compared to 0.92 million units in fiscal 2004. Factoring in a 2.4% increase in ASP, handheld revenues increased by $590.8 million, or 172.2%, to $934.0 million in fiscal 2005. Service revenue increased by $63.8 million to $235.0 million in fiscal 2005, consistent with the Company's increase in BlackBerry relay subscribers during the year. Software revenue increased by $84.4 million to $131.8 million in fiscal 2005, also consistent with the increase in BlackBerry subscriber base.

Gross margin increased to $714.5 million, or 52.9% of revenue, in fiscal 2005 compared to $271.3 million, or 45.6% of revenue, in fiscal 2004. The increase of 7.3% in gross margin in fiscal 2005 is primarily attributable to the Company's continuing cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing and service delivery cost efficiencies as a result of the increase in handheld volumes, favorable overall product mix with higher software and NRE revenues in fiscal 2005 and lower net warranty expense.

Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration. As revenue and gross margin growth rates were higher than these expense increases, RIM realized financial net income leverage in its business model. Research and development, Selling, marketing and administration, and Amortization expenses increased by $128.8 million or 64.7% to $327.9 million in fiscal 2005 from $199.0 million in the preceding year. The 64.7% increase in fiscal 2005 was substantially below the increases in revenue and gross margin of 127.1% and 163.4% respectively.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Litigation charges

Litigation expenses totalled $352.6 million, an increase of $317.4 million from $35.2 million in fiscal 2004, as a result of the Company and NTP concluding a binding term sheet during the fourth quarter of fiscal 2005 - see "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

Income tax recovery

The Company recorded a net recovery of income taxes of $142.2 million in fiscal 2005 versus an income tax recovery of $4.2 million in fiscal 2004, resulting in a net increase of $138.0 million in fiscal 2005 net income - see "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 26, 2005. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005



                                                                                Fiscal 2005 Year
                                                          Fourth              Third             Second               First
                                                          Quarter            Quarter            Quarter             Quarter
                                                   ---------------------------------------------------------------------------
                                                              (in thousands, except per share data)
Revenue                                                  $  404,802         $  365,852        $   310,182         $  269,611

Gross margin                                                229,924            191,295            158,681            134,633

Research and development, Selling, marketing and
administration, and Amortization                             94,785             84,771             78,046             70,249
Litigation (1)                                              294,194             24,551             18,304             15,579
Investment income                                           (11,926)           (10,133)            (8,588)            (6,460)
                                                   -----------------  -----------------  -----------------   ---------------
Income (loss) before income taxes                          (147,129)            92,106             70,919             55,265

Provision for (recovery of) income taxes (2)               (144,556)             1,711                326                293
                                                   -----------------  -----------------  -----------------   -----------------
Net income (loss)                                        $   (2,573)        $   90,395        $    70,593         $   54,972
                                                   =================  =================  =================   =================

Earnings (loss) per share
  Basic                                                  $    (0.01)        $     0.48        $      0.38         $     0.30

  Diluted                                                $    (0.01)        $     0.46        $      0.36         $     0.28

------------------------------------------------------------------------------------------------------------------------------
Research and development                                 $   29,076         $   27,137        $    24,588         $   20,379
Selling, marketing and administration                        56,595             49,297             44,016             40,822
Amortization                                                  9,114              8,337              9,442              9,048
                                                   -----------------  -----------------  -----------------   -----------------
                                                         $   94,785         $   84,771        $    78,046         $   70,249
                                                   =================  =================  =================   =================

------------------------------------------------------------------------------------------------------------------------------

                          Research In Motion Limited
  Mnagement's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005

                                                                                Fiscal 2004 Year
                                                           Fourth           Third             Second            First
                                                           Quarter          Quarter           Quarter          Quarter
                                                      -------------------------------------------------------------------
                                                                      (in thousands, except per share data)

Revenue                                                   $  210,585       $  153,891        $ 125,679        $  104,461

Gross margin (3)                                             103,476           72,398           52,968            42,409

Research and development, Selling, marketing and
administration (3), and Amortization (3)                      56,889           49,132           47,388            45,632
Litigation (1)                                                12,874            9,201            5,653             7,459
Investment income                                             (3,624)          (2,264)          (2,222)           (2,496)
                                                      ---------------  ---------------  ---------------   ---------------
Income (loss) before income taxes                             37,337           16,329            2,149            (8,186)

Recovery of income taxes (2)                                  (4,200)               -                -                 -
                                                      ---------------  ---------------  ---------------   ---------------
Net income (loss)                                         $   41,537       $   16,329        $   2,149        $   (8,186)
                                                      ===============  ===============  ===============   ===============

Earnings (loss) per share (4)
  Basic                                                   $     0.24       $     0.10        $    0.01        $    (0.05)

  Diluted                                                 $     0.23       $     0.10        $    0.01        $    (0.05)
-------------------------------------------------------------------------------------------------------------------------
Research and development                                  $   17,877       $   15,673        $  14,701        $   14,387
Selling, marketing and administration (3)                     32,310           26,233           25,424            24,525
Amortization (3)                                               6,702            7,226            7,263             6,720
                                                      ---------------  ---------------  ---------------   ---------------
                                                          $   56,889       $   49,132        $  47,388        $   45,632
                                                      ===============  ===============  ===============   ===============
--------------------------------------------------------------------------------------------------------------------------


Notes:
------

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income
      (loss) as a result of any of these reclassifications.

(4)   See "Stock Split" and note 11 (a) to the Consolidated Financial
      Statements.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


RESULTS OF OPERATIONS

Fiscal year ended February 26, 2005 compared to the fiscal year ended February 28, 2004


Revenue

Revenue for fiscal 2005 was $1,350.4 million, an increase of $755.8 million, or 127.1%, from $594.6 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                                                                                  Change - Fiscal
                                      Fiscal 2005                    Fiscal 2004                     2005/2004
                                 ----------------------------------------------------------------------------------------


Number of handhelds sold               2,444,000                      920,000                    1,524,000       165.7%
                                 ================             ================             =============================
ASP                                $         382               $          373                 $          9         2.4%
                                 ================             ================             =============================

BlackBerry subscribers at
fiscal year end                     2.51 million                 1.07 million                 1.44 million       135.2%
                                 ================             ================             =============================

Revenues

Handhelds                          $     933,989    69.2%      $      343,154    57.7%        $    590,835       172.2%
Service                                  235,015    17.4%             171,215    28.8%              63,800        37.3%
Software                                 131,811     9.8%              47,427     8.0%              84,384       177.9%
Other                                     49,632     3.6%              32,820     5.5%              16,812        51.2%
                                 ---------------------------------------------------------------------------------------
                                   $   1,350,447   100.0%      $      594,616   100.0%        $    755,831       127.1%
                                 =======================================================================================



Handheld product revenues increased by $590.8 million, or 172.2%, to $934.0 million, or 69.2% of consolidated revenues, in fiscal 2005 compared to $343.2 million, or 57.7% of consolidated revenues, in fiscal 2004. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 165.7% or 1.52 million units to approximately 2.44 million units from approximately 0.92 million units in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks and expanded its customer base of carrier customers, which account for the volume growth. The Company reconciles handset shipments and estimated carrier channel inventory levels with forecasted subscriber additions. Recently, some of the Company's carrier customers appear to be reducing their inventory levels in relation to their subscriber additions. The Company expects this trend to continue through the first half of fiscal 2006 and will continue to monitor carrier channel inventory levels with carrier customers. ASP increased 2.4% or $9 in fiscal 2005 to $382 per unit from $373 per unit in fiscal 2004, primarily as a result of the increase in color handhelds to nearly 100% of the handheld product mix in the current fiscal year, and which have higher ASP's than monochrome handheld products. The Company expects its ASP for handhelds to decline over the longer term as a result of the introduction of its lower priced 7100

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


series during the third quarter of fiscal 2005 and projected future sales volumes, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $24.4 million, based upon the Company's volume of handhelds shipped in fiscal 2005.

Service revenue increased $63.8 million, or 37.3%, to $235.0 million and comprised 17.4% of consolidated revenue in fiscal 2005 compared to $171.2 million, or 28.8% of consolidated revenue, in fiscal 2004. BlackBerry subscribers increased by net 1.44 million, or 135.2%, to approximately 2.51 milllion as at February 26, 2005 from approximately 1.07 million as at February 28, 2004. The Company has also continued to experience the expected net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue in fiscal 2006 as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the average monthly revenue per subscriber is expected to continue to decline in fiscal 2006 as a result of: i) the aforementioned net migration; and (ii) the continuing net increase in the BlackBerry subscriber base attributable to relay access subscribers for which RIM receives a lower monthly service fee from its carrier customers.

Software revenues include fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenues increased $84.4 million to $131.8 million in fiscal 2005 from $47.4 million in fiscal 2004, as a result of increased sales of BES software, particularly with the introduction of the new BES 4.0 during the fourth quarter of fiscal 2005, and increased sales of CALs consistent with the growth in BlackBerry subscribers..

Other revenue, which includes accessories, non-warranty repairs, NRE, technical support, OEM radios, and other, increased by $16.8 million to $49.6 million in fiscal 2005, compared to $32.8 million in fiscal 2004. Growth in revenue streams such as accessories, NRE and non-warranty repair was partially offset by a reduction in OEM radio revenue in fiscal 2005.


Gross Margin

Gross margin increased by $443.3 million, or 163.4 %, to $714.5 million, or 52.9% of revenue, in fiscal 2005, compared to $271.3 million, or 45.6% of revenue, in the previous fiscal year. The net improvement of 7.3% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $131.8 million comprised 9.8% of the total revenue mix in fiscal 2005, compared to $47.4 million and 8.0% respectively in fiscal 2004;
o    An increase in NRE revenue in the current year;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o Reductions in handheld unit warranty rates and net warranty expense (see "Critical Accounting Policies and Estimates - Warranty" and note 13 to the Consolidated Financial Statements); and

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for fiscal 2005 compared to fiscal 2004.


                                                                Fiscal Year Ended
                                              February 26, 2005                    February 28, 2004
                                        ------------------------------------------------------------------------
                                            $                  % of Revenue       $              % of Revenue

Revenue                                     $ 1,350,447                           $   594,616
                                        ------------------------------------------------------------------------
Research and development                    $   101,180             7.5%          $    62,638        10.5%
Selling, marketing and administration           190,730            14.1%              108,492        18.2%
Amortization                                     35,941             2.7%               27,911         4.8%
                                        ------------------------------------------------------------------------
                                            $   327,851            24.3%          $   199,041        33.5%
                                        ========================================================================


Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support, and travel.

Research and development expenditures increased by $38.5 million to $101.2 million, or 7.5% of revenue, in fiscal 2005 compared to $62.6 million, or 10.5% of revenue, in the previous year. The majority of the increases during the current fiscal year, compared to fiscal 2004, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, travel, recruiting, and materials, certification and tooling expenses.

SELLING, MARKETING AND ADMINISTRATION

Selling, marketing and administrative expenses increased by $82.2 million to $190.7 million for fiscal 2005 compared to $108.5 million for fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.1% in the current year compared to 18.2% in fiscal 2004.

The net increase of $82.2 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, legal fees, travel, consulting and external advisory costs and recruiting. The cost increases were partially offset by a foreign exchange gain of $0.4 million in fiscal 2005, compared to a foreign exchange gain of $2.2 million in fiscal 2004 (see note 18 to the Consolidated Financial Statements).

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


AMORTIZATION

Amortization expense on account of certain capital and all intangible assets other than licenses increased by $8.0 million to $35.9 million for fiscal 2005 compared to $27.9 million for fiscal 2004. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2004 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2005.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $14.3 million in fiscal 2005 compared to $7.9 million in fiscal 2004 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures during fiscal 2004 and also incremental amortization with respect to capital asset expenditures during fiscal 2005. See also note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $16.5 million in fiscal 2005 compared to $18.7 million in fiscal 2004.

Total amortization expense with respect to Intangible assets was $19.7 million in fiscal 2005 compared to $19.5 million in fiscal 2004. See also notes 1 (l) and 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

Changes in Capital Assets Amortization

During fiscal 2005, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years. The impact of this change was applied on a prospective basis commencing in the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4.3 million for the year. Of this amount, $1.8 million was included in Cost of sales, and $2.5 million was included in Amortization. See also note 1 (k) to the Consolidated Financial Statements.

During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company therefore revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal 2005. See also note 2 (c) to the Consolidated Financial Statements.

LITIGATION

The Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also note 15
- Litigation to the Consolidated Financial Statements. See also the discussion of the NTP matter in "Liquidity and Capital Resources - NTP Litigation Funding".

 The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court").

On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the District Court's judgment and the injunction were vacated, and the case remanded to the District Court for further proceedings consistent with the Appeals Court's ruling.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


As a result, the Appeals Court decision would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward. RIM and NTP are currently working to finalize the definitive agreements.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount, plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees.

During fiscal 2005, the Company recorded a total expense of $352.6 million.

During fiscal 2004, the Company recorded an expense of $35.2 million to provide for enhanced compensatory damages, current and estimated future legal fees, postjudgment interest and other net adjustments.


INVESTMENT INCOME

Investment income increased by $26.5 million to $37.1 million in fiscal 2005 from $10.6 million in fiscal 2004. The increase primarily reflects the incremental interest income as a result of the significant increase in cash, cash equivalents, short-term investments and investments during the current year compared to the prior year, which included the $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004, as well as improved interest rate yields in fiscal 2005 compared to 2004.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


INCOME TAXES

During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed the valuation allowance. Consequently, the Company recorded a net tax recovery of $142.2 million in fiscal 2005, including a recovery with respect to deferred income taxes of $143.7 million. See also note 9 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Income Taxes".

The Company recorded a current tax recovery of $4.2 million in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for. The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that it still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance was required as at February 28, 2004.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NET INCOME

Net income increased by $161.6 million to $213.4 million, or $1.14 per share basic and $1.09 per share diluted, in fiscal 2005 compared to net income of $51.8 million, or $0.33 per share basic and $0.31 per share diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2005 increase in net income and earnings per share.


SUMMARY RESULTS OF OPERATIONS - FOURTH QUARTER OF FISCAL 2005 COMPARED TO THE FOURTH QUARTER OF FISCAL 2004

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


                                                           For the Three Months Ended                               Change
                                               February 26, 2005                  February 28, 2004               2005/2004
                                       --------------------------------------------------------------------------------------
                                                       (in thousands, except for percentages and per share amounts)

Revenue                                     $   404,802      100.0%          $  210,585           100.0%         $   194,217

Cost of sales                                   174,878       43.2%             107,109            50.9%              67,769
                                       --------------------------------------------------------------------------------------
Gross margin                                    229,924       56.8%             103,476            49.1%             126,448
                                       --------------------------------------------------------------------------------------
Expenses

 Research and development                        29,076        7.2%              17,877             8.5%              11,199
 Selling, marketing and
 administration                                  56,595       14.0%              32,310            15.3%              24,285
 Amortization                                     9,114        2.2%               6,702             3.2%               2,412
                                       --------------------------------------------------------------------------------------
  Sub-total                                      94,785       23.4%              56,889            27.0%              37,896
                                       --------------------------------------------------------------------------------------
Litigation (1)                                  294,194       72.7%              12,874             6.1%             281,320
                                       --------------------------------------------------------------------------------------
                                                388,979       96.1%              69,763            33.1%             319,216
                                       --------------------------------------------------------------------------------------
Income (loss) from operations                  (159,055)     (39.3%)             33,713            16.0%            (192,768)

Investment income                                11,926        2.9%               3,624             1.7%               8,302
                                       --------------------------------------------------------------------------------------
Earnings (loss) before income taxes            (147,129)     (36.3%)             37,337            17.7%            (184,466)

Recovery of income tax (2)                     (144,556)     (35.7%)             (4,200)           (2.0%)           (140,356)
                                       --------------------------------------------------------------------------------------
Net income (loss)                           $    (2,573)      (0.6%)         $   41,537            19.7%         $   (44,110)
                                       ==================================================================   =================
Earnings (loss) per share (3)
 Basic                                      $     (0.01)                     $     0.24  (3)                     $     (0.25)
                                       =================               =================                    =================
 Diluted                                    $     (0.01)                     $     0.23  (3)                     $     (0.24)
                                       =================               =================                    =================

Notes:
------

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3)   See "Stock Split" and note 11(a) to the Consolidated Financial
      Statements.

REVENUE

Revenue for the fourth quarter of fiscal 2005 was $404.8 million, an increase of $194.2 million or 92.2% from $210.6 million in the preceding year's fourth quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


A comparative breakdown of the significant revenue streams for the fourth quarter is set forth in the following table:


                                                                                                    Change
                                   FY 2005 4th Quarter          FY 2004 4th Quarter                2005/2004
                               ---------------------------------------------------------------------------------------

Number of handhelds sold               712,000                      379,000                      333,000        87.9%
                               ================             ================             =============================
ASP                               $        379                 $        365                 $         14         3.8%
                               ================             ================             =============================

Revenues

Handhelds                         $    269,458        66.6%    $    138,570        65.8%    $    130,888        94.5%
Service                                 67,639        16.7%          47,459        22.5%          20,180        42.5%
Software                                55,899        13.8%          16,242         7.7%          39,657       244.2%
Other                                   11,806         2.9%           8,314         4.0%           3,492        42.0%
                               ---------------------------------------------------------------------------------------
                                  $    404,802       100.0%    $    210,585       100.0%    $    194,217        92.2%
                               =======================================================================================

Handheld revenue increased by $130.9 million or 94.5% to $269.5 million in the fourth quarter of fiscal 2005 compared to $138.6 million in the preceding year's comparable period. The number of BlackBerry handhelds sold increased by 333,000 or 87.9% to 712,000 in fiscal 2005 compared to 379,000 in the fourth quarter of fiscal 2004. ASP increased by $14 or 3.8% to $379, primarily as a result of the higher percentage of color handhelds in the overall handheld mix in the current year's fourth quarter compared to the prior year's comparable quarter. Service revenue increased by $20.1 million to $67.6 million in the current quarter, compared to $47.5 million in the fourth quarter of fiscal 2004, as a result of the increased number of BlackBerry subscribers. Software revenue increased by $39.7 million to $55.9 million, compared to $16.2 million in the fourth quarter of fiscal 2004, primarily as a result of the introduction of BES 4.0 during the fourth quarter of fiscal 2005, as well as increased sales of CALs consistent with the growth in BlackBerry subscribers.

GROSS MARGIN

Gross margin increased significantly to 56.8% of revenue in the fourth quarter of fiscal 2005, compared to 49.1% of revenue in the same period of the previous fiscal year. The net improvement of 7.7% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $55.9 million comprised 13.8% of the total revenue mix, compared to $16.2 million and 7.7% respectively, in the fourth quarter of fiscal 2004;
o     An increase in NRE revenue in the current year's fourth quarter;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o     A reduction in net warranty expense; and
o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the fourth quarter ended February 26, 2005 compared to the quarter ended November 27, 2004 and the fourth quarter ended February 28, 2004. The Company believes it is also meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2005, given the quarterly increases in revenue realized by the Company during fiscal 2005.


                                                          Three Month Fiscal Periods Ended
                                    February 26, 2005            November 27, 2004             February 28, 2004
                                                 % of                         % of                          % of
                                      $       Revenue             $        Revenue              $        Revenue
                              -----------------------------------------------------------------------------------

Revenue                          $  404,802                   $ 365,852                      $ 210,585
                              -----------------------------------------------------------------------------------

Research and development         $   29,076        7.2%       $  27,137         7.4%         $  17,877      8.5%
Selling, marketing and
administration                       56,595       14.0%          49,297        13.5%            32,310     15.3%
Amortization                          9,114        2.2%           8,337         2.3%             6,702      3.2%
                              -----------------------------------------------------------------------------------
                                 $   94,785       23.4%       $  84,771        23.2%         $  56,889     27.0%
                              ===================================================================================


NTP LITIGATION MATTER

During the fourth quarter of fiscal 2005, the Company recorded a provision of $294.2 million to account for the balance of the resolution amount not previously recorded, plus incremental legal fees. See "Critical Accounting Policies and Estimates - Litigation", "Results of Operations - Litigation" and
note 15 to the Consolidated Financial Statements.

INCOME TAXES

During the fourth quarter of fiscal 2005, the Company recorded a net tax recovery of $144.6 million, compared to a net tax recovery of $4.2 million in the fourth quarter of fiscal 2004, resulting in an increase in net income of $140.4 million. See "Critical Accounting Policies and Estimates - Income Litigation", "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

NET INCOME

Net loss was $2.6 million, or $0.01 per share basic and diluted, in the fourth quarter of fiscal 2005, compared to net income of $41.5 million, or $0.24 per share basic and $0.23 per share diluted, in the prior year's fourth quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, short-term investments and investments increased by $184.0 million to $1.68 billion as at February 26, 2005 from $1.50 billion as at February 28, 2004. The majority of the Company's cash and cash equivalents and investments is denominated in U.S. dollars as at February 26, 2005.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below:


                                                       As At
                                            February 26,     February 28,           Change
                                                2005             2004             2005/2004
                                           --------------------------------------------------
Cash and cash equivalents                     $    610,354     $  1,156,419      $ (546,065)
Short-term investments                             315,495                -         315,495
Investments                                        753,868          339,285         414,583
                                           --------------------------------------------------

Cash, cash equivalents, short-term
  investments and investments                 $  1,679,717     $  1,495,704      $  184,013
                                           ==================================================


Summary of Cash Flows

The following table summarizes the Company's cash flows for fiscal 2005 compared to fiscal 2004:


                                                Fiscal 2005        Fiscal 2004    Change 2005/2004
                                           -----------------  -----------------  -----------------


Net income                                      $   213,387          $  51,829      $   161,558
Amortization                                         66,760             54,529           12,231
Deferred income taxes                              (143,651)                 -         (143,651)
Other                                                  (137)             1,082           (1,219)
Working capital                                     141,623            (43,605)         185,228
                                           -----------------  ------------------  --------------

Cash flows from operating activities                277,982             63,835          214,147

Cash flows from financing activities                 53,952            948,881         (894,929)

Cash flows used in investing activities            (878,075)          (196,832)        (681,243)

Other                                                    76               (146)             222
                                           -----------------  -------------------  -------------
Net increase (decrease) in cash and cash
  equivalents                                   $  (546,065)         $ 815,738      $(1,361,803)
                                           =================  ===================  =============

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005



OPERATING ACTIVITIES

Cash flow provided by operating activities was $278.0 million in fiscal 2005 compared to cash flow provided by operating activities of $63.8 million in the preceding fiscal year, an increase of $214.1 million. Increases in net income and amortization expense account for $161.6 million and $12.2 million respectively of this net increase. The table below summarizes the key components of the changes in working capital items.


                                                                  Fiscal Year Ended               Change
                                                     February 26, 2005     February 28, 2004     2005/2004
                                                 ------------------------------------------------------------

Changes in working capital items:
  Trade receivables                                 $     (115,246)       $     (54,410)       $  (60,836)
  Other receivables                                        (18,257)              (7,611)          (10,646)
  Inventory                                                (49,653)             (11,561)          (38,092)
  Accounts payable                                          32,894               16,976            15,918
  Accrued liabilities                                       16,528               16,123               405
  Income taxes payable                                       1,465               (3,225)            4,690
  All other                                                 (1,609)               2,674            (4,283)
                                                 ----------------------------------------------------------

Changes in working capital items - before NTP
litigation items                                          (133,878)             (41,034)          (92,844)

  Litigation provision                                     351,218               33,690           317,528
  Restricted cash                                          (75,717)             (36,261)          (39,456)
                                                 ----------------------------------------------------------
Sub-total                                                  275,501               (2,571)          278,072
                                                 ----------------------------------------------------------
                                                    $      141,623       $      (43,605)       $  185,228
                                                 ==========================================================


For fiscal 2005, the majority of cash generated by working capital resulted from an increase in the litigation provision of $351.2 million, as discussed in "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements, less the increase in Restricted cash of $75.7 milllion. This increase was partially offset by increases in trade receivables of $115.2 million and inventory of $49.7 million (generally consistent with the Company's revenue growth), as well as other receivables of $18.3 million.

For fiscal 2004, cash flow generated from operating activities was $63.8 million. Net income plus amortization was $106.4 million. The majority of cash applied to working capital resulted from increases in trade receivables of $54.4 million and inventory of $11.6 million (generally consistent with the Company's revenue growth), as well as other receivables of $7.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million was approximately offset by the increase in restricted cash of $36.3 million, which relates to the Company's quarterly funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005



During fiscal 2005, cash flow generated from financing activities was $54.0 million including $54.2 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $0.2 million of debt in fiscal 2005.

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share (on a pre-split basis), and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004.

Investing Activities

During fiscal 2005, cash flow used for investing activities equalled $878.1 million, which included the acquisition of investments, net of proceeds on disposition, of $596.7 million, the acquisition of short-term investments, net of proceeds on disposition, of $151.1 million, the acquisitions of capital assets and intangible assets of $109.4 million and $17.1 million, respectively, and the acquisition of subsidiaries of $3.9 million.

During fiscal 2004, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively.

NTP Litigation

As discussed in "Critical Accounting Policies and Estimates - Litigation", "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements, RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward.

Prior to this resolution with NTP and commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company has been required to deposit the current fiscal period's enhanced compensatory damages amount plus postjudgment interest (the "quarterly deposit") into a bank escrow account 30 days subsequent to the end of the quarter. These quarterly deposits were to have been set aside in escrow until the appeals process is complete. The quarterly deposit fundings for fiscal 2004 and fiscal 2005 total $112.0 million and are classified as Restricted cash on the Company's consolidated balance sheet as at February 26, 2005.

The Company intends to fund this $450 million resolution amount by: i) utilizing the $112.0 million set aside in escrow, as described above; and ii) using $338.0 million of its portfolio of cash, cash equivalents and short-term investments as at February 26, 2005. Funds totaling $338.0 million were generated from operations, regular investment maturities and the sale of investments with a carrying value of $119 million, and have been converted to a liquid available position subsequent to February 26, 2005. The proceeds on the sale of these investments approximated their carrying value.

The Company has a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 15 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2005 and 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility. Upon payment of the resolution amount and receipt of Court approval, the Company intends to cancel this LC.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 26, 2005:

                                                       Less than      One to       Four to     More than
                                            Total       One Year    Three Years  Five Years   Five Years
                                     --------------------------------------------------------------------
Long-term debt                          $   6,728      $     223    $    773     $  5,732     $       -
Operating lease obligations                17,773          3,490       6,585        1,534         6,164
Purchase obligations and commitments      227,264        227,264           -            -             -
                                     --------------------------------------------------------------------
Total                                   $ 251,765      $ 230,977    $  7,358     $  7,266     $   6,164
                                     ====================================================================


Purchase obligations and commitments of $227.3 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company has commitments on account of capital expenditures of approximately $15.6 million included in the $227.3 million. The Company intends to fund current and future capital asset expenditures from existing financial resources and cash flows.


COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S FISCAL 2004 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP ($000's).

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005

                                                            As at
                                                February 26,      February 28,
                                                    2005              2004
                                               ---------------   -------------

Total assets under U.S. GAAP                     $ 2,620,994      $ 1,936,777
                                               ==============  ===============

Total assets under Canadian GAAP                 $ 2,614,101      $ 1,925,297
                                               ==============  ===============

Total shareholders' equity under U.S. GAAP       $ 1,983,676      $ 1,721,662
                                               ==============  ===============

Total shareholders' equity under Canadian GAAP   $ 1,976,783      $ 1,710,182
                                               ==============  ===============

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:

                                                       Fiscal Year Ended
                                               February 26,        February 28,
                                                       2005                2004
                                             --------------       --------------

Net income under U.S. GAAP                      $  213,387           $   51,829
                                             --------------       --------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                     -               (1,392)
  Stock-based compensation costs (b)                (6,255)              (2,890)
  Share issue costs (c)                              8,727                    -
  Investment tax credits (d)                        (9,664)                   -
                                             --------------       --------------
Net income under Canadian GAAP                  $  206,195           $   47,547
                                             ==============       ==============


Notes:
------

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company had elected the prospective method of adoption for Canadian GAAP purposes

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005



     effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during fiscal 2005 and 2004. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

c) As described in "Critical Accounting Policies and Estimates - Income taxes" and in note 9 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $8.7 million on account of the remaining unamortized balance of the share issue costs arising from the Company's January 2004 public share offering, and credited $8.7 million to Capital stock on the consolidated balance sheet. Under Canadian GAAP, the credit of $8.7 million was to recovery of future income taxes on the consolidated statement of operations.

d) As described in "Critical Accounting Policies and Estimates - Income taxes" and in note 15 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $50.4 million with respect to investment tax credits ("ITC's") not previously recorded. ITC's are generated as a result of the Company incurring current and capital costs on account of eligible scientific research and experimental development expenditures. For U.S. GAAP purposes, under the "flow-through" method, the $50.4 million was credited as a recovery of deferred income taxes on the consolidated statement of operations. For Canadian GAAP, under the "cost reduction" method, the cost of the related expenditures has been credited as follows: i) $40.7 million as a reduction of research and development expense; and ii) $9.7 million as a reduction of the capital cost of the assets acquired.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.


MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At February 26, 2005, approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 - 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 - $5,468). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 - loss of $69). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. Dollars and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 - Nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 26, 2005 is $1.7 million (February 28, 2004 - $2.4 million).

While the Company sells to a variety of customers, two customers comprised 23% and 12% of trade receivables as at February 26, 2005 (February 28, 2004 - two customers comprised 24% and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's sales (fiscal 2004 - two customers comprised 15% and 13%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 - 43%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 - no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).


IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

Stock-Based Compensation

On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123R") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods ending after June 15, 2005. SFAS 123(R) requires that all companies adopt either the MPT or MRT approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense. On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Equity Method of Accounting to Investments

In June 2004, the Emerging Issues Task Force released Issue No. 03-01 Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common stock and have significant influence over the

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Company. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's financial statements.

Inventory Costs

In November 2004, the FASB issued SFAS 151 Inventory Costs. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 Exchanges of Non-Monetary Assets. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

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

C.    Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 26, 2005.

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

F.    Principal Accountant Fees and Services

      Audit Fees

The aggregate fees billed by Ernst & Young LLP ("E&Y"), the Registrant's principal accountant, for the fiscal years ended February 28, 2004 and February 26, 2005, respectively, for professional services rendered by E&Y for the audit of the Registrant's annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements were $531,000 and $706,000 respectively.

      Audit-Related Fees

The aggregate fees billed by E&Y for the fiscal years February 28, 2004 and February 26, 2005, respectively, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $47,000 and $63,000 respectively. Professional services provided included accounting research and internal control review procedures.

      Tax Fees

The aggregate fees billed by E&Y for the fiscal years ended February 28, 2004 and February 26, 2005, respectively, for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $90,000 and $56,000 respectively. Tax services provided included international tax compliance engagements.

      All Other Fees

The aggregate fees billed by E&Y for the fiscal years ended February 28, 2004 and February 26, 2005, respectively, for products and services provided by E&Y, other than the services reported in the preceding three paragraphs, were $nil and $nil respectively.

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

H.    Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant's contractual obligations can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended February 26, 2005 under the heading "Liquidity and Capital Resources - Aggregate Contractual Obligations" filed with the Securities and Exchange Commission as Document 3 herein.

I.    Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended February 26, 2005 under the heading "Critical Accounting Policies and Estimates" filed with the Securities and Exchange Commission as Document 3 herein.

J.    Nasdaq Exemptions

      On November 5, 2002, the Registrant requested an exemption from Nasdaq's quorum requirements (which provide that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company) on the basis that such requirements were contrary to generally accepted business practices in Canada. The Registrant's by-laws provide that the quorum requirements for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing not less than 20% of the issued shares of the Registrant, of the class or classes respectively (if there is more than one class of shares outstanding at the time), enjoying voting rights at such meeting. The Registrant's quorum requirements comply with the requirements of the Business Corporations Act (Ontario) and are consistent with the quorum requirements of other Canadian public companies. On November 25, 2002, based on the Registrant's representations, Nasdaq granted the requested exemption.

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


                                                 RESEARCH IN MOTION LIMITED



Date: May 27, 2005                               By:    /s/ DENNIS KAVELMAN
                                                        -------------------
                                                 Name:  Dennis Kavelman
                                                 Title: Chief Financial Officer

                                 EXHIBIT INDEX



  Exhibit
    No.        Document
    ---        --------

     1.        Consent of Ernst & Young LLP
     2.        Joint Consent of Ernst & Young LLP and Zeifman & Company, LLP
     31. Certification of co-CEO's and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     32. Certification of co-CEO's and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002