Form 40-F
period 2006-03-04
RESEARCH IN MOTION LTD
filed 2006-05-10
CIK 1070235

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F

            [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

            [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 4, 2006           Commission File Number 0-29898
                             ______________________

                           RESEARCH IN MOTION LIMITED
             (Exact name of Registrant as specified in its charter)

       ONTARIO                        3661                     NOT APPLICABLE
 (Province or other             (Primary Standard            (I.R.S. Employer
  Jurisdiction of          Industrial Classification         Identification No.)
  Incorporation or               Code Number)
  Organization)


                               295 PHILLIP STREET
                                WATERLOO, ONTARIO
                                 CANADA, N2L 3W8
                                 (519) 888-7465
   (Address and telephone number of Registrants' principal executive offices)

                         RESEARCH IN MOTION CORPORATION
                   122 WEST JOHN CARPENTER PARKWAY, SUITE 430
                               IRVING, TEXAS 75039
                                 (972) 650-6126
 (Name, address and telephone number of agent for service in the United States)
                   __________________________________________

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

THE REGISTRANT HAD 186,001,765 COMMON SHARES OUTSTANDING AS AT MARCH 4, 2006.

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

                 Yes __X__                                  No _____

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:   Annual Information Form for the year ended March 4, 2006,
                  dated May 10, 2006.

Document No. 2:   Audited Consolidated Financial Statements for the fiscal year ended March 4, 2006, prepared in accordance with U.S.
                  generally accepted accounting principles.

Document No. 3:   Management's Discussion and Analysis of Financial Condition
                  and Results of Operations for the fiscal year ended
                  March 4, 2006.

                                                                  Document No. 1

                           RESEARCH IN MOTION LIMITED
                               295 Phillip Street
                                Waterloo, Ontario
                                     N2L 3W8



                             Annual Information Form
                            For the fiscal year ended
                                  March 4, 2006




                               DATE May 10, 2006

                                TABLE OF CONTENTS


CORPORATE STRUCTURE...........................................................6

   THE COMPANY................................................................6
   INTERCORPORATE RELATIONSHIPS...............................................6

GENERAL DEVELOPMENT OF THE BUSINESS...........................................6

NARRATIVE DESCRIPTION OF THE BUSINESS.........................................8

   OVERVIEW...................................................................8
   INDUSTRY BACKGROUND.......................................................10
   SUCCESS FACTORS...........................................................12
   STRATEGY..................................................................14
   PRODUCTS AND SERVICES.....................................................16
   THIRD PARTY SOFTWARE DEVELOPERS...........................................19
   INDUSTRY ASSOCIATIONS.....................................................19
   SALES, MARKETING AND DISTRIBUTION.........................................20
   CUSTOMERS.................................................................20
   COMPETITION...............................................................21
   PRODUCT DESIGN, ENGINEERING AND RESEARCH & DEVELOPMENT....................22
   INTELLECTUAL PROPERTY.....................................................24
   PRODUCTION................................................................25
   REGULATORY MATTERS........................................................25
   ENVIRONMENTAL REGULATIONS AND COSTS.......................................26
   EMPLOYEES.................................................................26
   FACILITIES................................................................26
   LEGAL PROCEEDINGS.........................................................27
   RISK FACTORS..............................................................32
   RISKS RELATED TO THE COMPANY'S BUSINESS AND ITS INDUSTRY..................35

DIVIDEND POLICY..............................................................51

DESCRIPTION OF SHARE CAPITAL.................................................51

   COMMON SHARES.............................................................51
   CLASS A COMMON SHARES.....................................................52
   PREFERRED SHARES..........................................................52
   COMMON SHARE REPURCHASE PROGRAM...........................................52

MARKET FOR SECURITIES OF THE COMPANY.........................................53

ESCROWED SECURITIES..........................................................53

DIRECTORS AND OFFICERS.......................................................53

TRANSFER AGENTS AND REGISTRARS...............................................57

MATERIAL CONTRACTS...........................................................57

INTERESTS OF EXPERTS.........................................................57

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE.................58

GLOSSARY.....................................................................59

APPENDIX A...................................................................65

   CHARTER OF THE AUDIT COMMITTEE............................................65
   1. Authority..............................................................65
   2. Purpose of the Committee...............................................65
   3. Composition of the Committee...........................................65
   4. Meetings of the Committee..............................................66
   5. Duties and Responsibilities of the Committee...........................66
   6. Funding................................................................66
   7. Disclosure and Review of Charter.......................................67

APPENDIX B...................................................................68

   SELECTED STRATEGIC CARRIER RELATIONSHIPS, FISCAL 2006.....................68

                             ANNUAL INFORMATION FORM

                         CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Company" or "RIM" include Research In Motion Limited and its predecessors. Certain terms have the meanings specified in the Glossary. All dollar references, unless otherwise noted, are in United States dollars.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion, BlackBerry and Suretype are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                Special Note Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements relate to, among other things, expectations regarding financial performance; business plans, prospects and strategies; anticipated technological developments, including new products and services; trends and challenges relating to RIM's business; and legal and regulatory developments. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed under "Risk Factors":

o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
o RIM's ability to obtain rights to use software or components supplied by third parties;
o RIM's ability to enhance current products and develop and introduce new products;
o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
o RIM's dependence on its carrier partners to grow its BlackBerry(R) subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;
o fluctuations in RIM's quarterly financial results and difficulties in forecasting the growth rate for BlackBerry subscribers;
o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
o intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position;
o      the continued quality and reliability of RIM's products;
o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
o effective management of growth and ongoing development of RIM's service and support operations;
o      risks associated with acquisitions;
o      risks associated with RIM's expanding foreign operations;
o      RIM's dependence on a limited number of significant customers;
o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
o dependence on key personnel, and RIM's ability to attract and retain key personnel;
o reliance on third-party network infrastructure developers and software platform vendors;
o      foreign exchange risks;
o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
o RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
o      risks associated with short product life cycles;
o      government regulation of wireless spectrum and radio frequencies;
o restrictions on import of RIM's products in certain countries due to encryption of the products;
o      the costs and burdens of compliance with new government regulations;
o      continued use and expansion of the Internet;
o      regulation, certification and health risks; and
o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

The Company

The Company was incorporated under the Business Corporations Act (Ontario) ("OBCA") on March 7, 1984 and commenced operations at that time. The Company has amalgamated with several of its wholly-owned subsidiaries, the last amalgamation occurring on February 24, 2003 through the filing of articles of amalgamation under the OBCA on February 24, 2003. RIM's registered and principal business office is 295 Phillip Street, Waterloo, Ontario, N2L 3W8, telephone: (519) 888-7465, telecopier: (519) 888-6906.

Intercorporate Relationships

The Company has three material subsidiaries requiring disclosure. All are wholly owned, directly or indirectly, by RIM.

--------------------------------- ---------------------------------------------
Name of Subsidiary                Jurisdiction of Incorporation or Organization
--------------------------------- ---------------------------------------------
Research In Motion Corporation    Delaware, U.S.A.
--------------------------------- ---------------------------------------------
Research In Motion UK Limited     England and Wales
--------------------------------- ---------------------------------------------
RIM Finance, LLC                  Delaware, U.S.A.
--------------------------------- ---------------------------------------------

GENERAL DEVELOPMENT OF THE BUSINESS

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.

RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handhelds(TM) product line, software development tools, radio-modems and other hardware and software.

Significant product and business developments over the last three fiscal years have been as follows:


Fiscal 2006

o The BlackBerry subscriber base nearly doubled to over 4.9 million subscribers from 2.5 million the previous year;
o Launched several new handsets including the BlackBerry 8700 Series, the BlackBerry 7130e(TM), the BlackBerry 7270(TM); the BlackBerry 7105t(TM); and the BlackBerry 7100i(TM);
o Added 110 new carrier relationships for a total of over 160 carriers in over 60 countries;

o Launched BlackBerry Enterprise Server(TM) v4.1 and BlackBerry Mobile Data System(TM) (MDS) v4.1;
o Added instant messaging support through agreements with Novell(R) GroupWise(R), AOL(R), Yahoo!(R) and Google(R);
o Launched BlackBerry Connect(TM) service on 12 new devices with 33 carrier partners worldwide;
o      Announced an extensive technology collaboration with Intel(R)
       Corporation;
o Launched the BlackBerry Smart Card Reader(TM), a lightweight, wearable smart card reader that enables controlled access to BlackBerry devices using Bluetooth(R) technology and advanced AES-256 encryption;
o      Launched BlackBerry Internet Service(TM) v2.0;
o      Concluded litigation proceedings with NTP, Inc. in the U.S.

Fiscal 2005

o More than doubled the BlackBerry subscriber base to over 2.5 million subscribers with over half a million subscribers outside of North America;
o Launched several new handhelds including the BlackBerry 7750(TM), the BlackBerry 7100 Series, BlackBerry 7290(TM), BlackBerry 7250(TM), BlackBerry 7520(TM) and previewed a new BlackBerry handheld for WLAN networks;
o      Launched a significant upgrade to the BlackBerry Enterprise Server
       (BES) software, version 4.0 for Microsoft(R) Exchange;
o      Launched BES to support IBM(R) Lotus(R) Domino(R) 7.0 and Novell
       GroupWise;
o      Added over 25 new carrier partners around the world;
o BlackBerry Independent Software Vendor ("ISV") Alliance partners continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email;
o Received FIPS 140-2 Security Certification for BES's enhanced support for the S/MIME security standard;
o      Completed an effective 2 for 1 stock split in June 2004;
o      Added to the S&P/TSX 60 and S&P Global 1200 Indexes.

Fiscal 2004

o      Doubled the BlackBerry subscriber base to over one million users;
o Launched a number of new BlackBerry devices for the GSM/GPRS, iDEN and CDMA (1xRTT) networks;
o Announced a number of new BlackBerry Connect relationships with companies including Motorola, Samsung, Siemens and Sony Ericsson;
o Expanded BlackBerry Internet Service(TM) availability to over 20,000 retail points of presence around the world;
o Continued to expand internationally by partnering with more international carriers;
o Added to the NASDAQ-100 Index and the Company's common shares are now included in the NASDAQ-100 Index Tracking Stock; and
o Completed an equity offering in January 2004, which raised net proceeds of approximately $905 million.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.

RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, software development tools, and other software and hardware. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. The common shares of RIM are listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX:
RIM).

RIM's primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless devices, software and service. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft Outlook(R), Lotus Notes(R), Novell GroupWise(R) and some ISP email services. When incorporating BlackBerry Enterprise Server (BES), the enterprise solution allows Microsoft Exchange, Lotus Domino and Novell GroupWise users to send and receive corporate email and Instant Messages securely. BlackBerry also enables the use of personal information management ("PIM"), functions such as calendar, address book, task list and other functions associated with personal organizers. The BlackBerry wireless solution through the Mobile Data Service ("MDS") feature of the BES, allows users to securely access data from enterprise applications and the Internet. BlackBerry Internet Service (BIS), RIM's offering for the Prosumer, allows the integration of up to 10 different supported email accounts on the same handheld. Both BES and BIS allow for Internet browsing and full phone functionality on the user's wireless device. BlackBerry service is provided through a combination of RIM's network operations center and the wireless networks of the Company's carrier partners.

RIM currently markets various models of its wireless devices, including:
BlackBerry 8700 series, BlackBerry 7100 Series, BlackBerry 7700 Series, BlackBerry 7500 Series, BlackBerry 7200 Series and the BlackBerry 5790. These products have been designed to accommodate the technical requirements of one of the GSM/GPRS/EDGE, CDMA/1xRTT/EvDO, iDEN or Mobitex protocols. Additionally, RIM supports older model devices on the GPRS, Mobitex and DataTAC networks.

In addition, the company markets the BlackBerry Smart Card Reader, which is a lightweight, wearable smart card reader that enables controlled access to BlackBerry devices using Bluetooth technology and advanced AES-256 encryption. The BlackBerry Smart Card Reader is FIPS 140-2 validated and can be used to comply with certain government or corporate security requirements by enabling two-factor authentication for BlackBerry devices and applications. The BlackBerry Smart Card Reader provides support for a variety of industry standard smart cards including the US Department of Defense's Common Access Card (CAC). The BlackBerry Smart Card Reader also supports S/MIME and can be used in conjunction with RIM's S/MIME Support Package v4.0 for BlackBerry.

The Company's sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sales of its products and services as well as its own supporting sales and marketing teams. Strategic carrier relationships are listed in Appendix B.

RIM also offers the BlackBerry Connect and BlackBerry Built-In(TM) Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, so users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry "push" technology to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. Through the BlackBerry Connect licensing program, RIM has entered into development agreements with or licensed certain of RIM's intellectual property to High Tech Computer Corporation, PalmSource, Inc., Palm, Inc., Motorola, Inc., Nokia Corporation, Samsung Electronics, Siemens Aktiengesellschaft and Sony Ericsson Mobile Communication AB. BlackBerry Connect is available for a number of operating systems, including Palm(R) OS, Windows Mobile(TM) and Symbian(TM) OS.

BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

The Company believes that the demand for wireless handhelds and services is being fuelled by several key global trends, including the following:

o commercial availability of high-speed wireless networks which allow for the delivery of both voice and data communications on a single wireless handheld;
o emergence of mobile access to corporate intranets and enterprise applications as a competitive necessity;
o broad acceptance of email as a reliable, secure and indispensable means of communication;
o the growth of instant messaging as a business and personal communications tool;
o recognition by corporations of the productivity gains achieved through the wireless enablement of enterprise data applications beyond e-mail;
o      growing popularity of portable information devices;

o availability of smaller, lighter and cheaper converged handhelds, offering both voice and data capabilities;
o      introduction of lower data pricing models by wireless carriers;
o      proliferation of the Internet;
o      growing reliance on data applications for personal communications; and
o      the growing number of mobile workers around the world.

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

Wireless handhelds and services are expected to play a significant role in the growing use of voice, Internet, corporate intranet, instant messaging, email and eCommerce applications. The integration and focus of expert teams from various engineering disciplines have allowed RIM to develop products that RIM believes possess significant benefits over those of its competition. The secure, single-mailbox, "Always On, Always Connected"(TM) push characteristics of RIM's two-way packet switched wireless solutions that support multiple network protocols, as well as the Company's relationships with wireless carriers around the world, and BlackBerry's ability to wirelessly enable corporate applications, position RIM to maintain its role as a leading wireless solution supplier.

Industry Background

The Wireless Communications Industry

The wireless communications industry involves the provisioning of wireless voice and data services using radio frequency technologies ("RF") on a variety of competing wireless networks. These networks are typically comprised of a distinct voice layer upon which data transmission layers have been subsequently installed. The most widely deployed wireless voice and data networks include but are not limited to, GSM(TM)/GPRS/EDGE, CDMA/1XrTT/EvDO and iDEN. It is important to note that the two primary international voice and data networks (GSM/GPRS/EDGE and CDMA/Ev-DO) continue to be upgraded to next generation technologies that offer greater speeds and increased abilities to support subscriber concentration in the same and new RF spectrum. The migration path for GSM/GPRS/EDGE includes the addition of UMTS technologies. The path for CDMA/Ev-DO includes the addition of WCDMA technologies. The rollout of next generation (3G) technologies is already underway and commercially available in some markets.

In order to capitalize on the capabilities of the voice and data networks, handheld and handset vendors have released new converged devices to market and remain in pursuit of optimal form factors and features to provide end users with a greater degree of choice and value from integrated voice and data capabilities on one convenient and user friendly device. Examples of these products include the BlackBerry 8700 Series, the BlackBerry 7100 Series, the BlackBerry 7200 Series, and the BlackBerry 7700 Series devices. Other converged voice and data products of note include the Danger Hiptop(TM), HTC XDA III(TM) and MDA III(TM), Motorola MPX(TM) and MPX 220(TM), Nokia 9300(TM), Palm Treo(TM) 650 & 700, and Sony Ericsson(TM) P900 Series.

Wireless Communications Industry Markets and Segments

The wireless communications industry is comprised of three distinct markets that are organized based on who purchases the devices, services and software solutions. The Consumer market is characterized by end users who purchase devices themselves for personal use, the Prosumer market is characterized by end users who purchase devices for business and some personal use, and the Corporate market is where solutions are purchased by IT and line of business managers for deployment to employees. RIM does not currently specifically target the Consumer market but instead focuses on the Corporate market, where it has established market leadership and a reputation for best-in-class products, and the Prosumer market.

Products designed for the corporate market typically include a converged device that is deployed in conjunction with a behind-the-firewall messaging server. Products designed for the Prosumer market are typically hosted by either the vendor or wireless carrier and range in their depth of features from email only, to email, PIM and other data services such as Instant Messaging.

RIM believes that the following factors will influence commercial success in the wireless solutions and services market:

o      small size and light weight converged devices;
o      reasonable battery life;
o      intuitive interface and ease of use;
o      access to compelling applications;
o      integration with corporate PBX;
o      extensive geographic coverage;
o      competitive pricing;
o      flexible architecture;
o      end-to-end security;
o      trusted brand;
o      push-based outbound port architecture;
o      extensive customer care capabilities;
o      multi-network support; and
o connectivity to enterprise or personal email and enterprise applications.

RIM believes that significant barriers to entry include the following:

o proprietary technology, including hardware and software expertise and intellectual property rights;
o      existing strategic alliances and relationships;
o      access to components and established supplier relationships;
o      existing customer and channel relationships;
o      scarcity of highly qualified personnel;
o      significant development costs and time-to-market;
o      manufacturing expertise;
o      significant financial resources and capacity;
o regulatory barriers such as Federal Communications Commission (FCC) approval and network certification; and
o      market recognition of industry leaders.


Success Factors


Through development and integration of hardware, software and services, RIM provides end-to-end wireless solutions for seamless access to time-sensitive information including email, voice, messaging, Internet and intranet-based applications. RIM's integration and focus of research and development teams in radio frequency, hardware and software design, antenna design, circuit board design, integrated circuit design, power management, industrial design, and manufacturing engineering result in cost-effective solutions that offer small size, efficient battery usage, ease of use, robust security and a significant return on investment to customers.

RIM believes that the following characteristics give it a competitive advantage and differentiate its products and services:


o "Always On, Always Connected". The BlackBerry wireless solution uses a push architecture where the device is in constant connection with the network. Mobile users are provided with immediate message delivery, which has become the established benchmark for competitive offerings.

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

o Pricing. RIM believes that its products are well priced relative to suppliers of competing products. The return on investment for BlackBerry provides customers with rapid payback for their purchase. The primary sources of benefits include personal productivity and team workflow enhancements. Additionally, the low bandwidth nature of BlackBerry allows carriers to offer service packages to their customers at favorable rates compared to conventional usage of session based networking over wireless networks. While the market continues to acknowledge and embrace the benefits of RIM's solutions, RIM continues to launch new IT administrator and end user feature sets designed to lower the cost of buying, deploying and managing the solution.

o Strength of the BlackBerry Brand and Market Awareness. BlackBerry's recognition as a premier brand in business-grade wireless solutions presents a barrier to entry for competitors attempting to offer a similar product. Additionally, the deployment of the BlackBerry Enterprise Server in tens of thousands of corporations around the world makes it difficult for a new solution to gain a market foothold.

o Support for Multiple Carriers, Geographies and Network Protocols. The BlackBerry solution offers choice and manageability for global customers. Through relationships with the leading wireless carriers around the world, RIM is able to offer customers their choice of carrier depending on their needs in a particular geography. In addition, BlackBerry supports five network protocols, GSM/GPRS/EDGE, CDMA/1xRTT/EvDO, iDEN, Mobitex and DataTAC, allowing customers to provide their users with the best combination of carriers and network technologies for their particular region and user base, without changing the underlying BlackBerry infrastructure. RIM will continue to launch new products for next generation networks as the deployment scale and the economies around these networks are established.

o Support for Third Party Handhelds. Through its BlackBerry licensing programs, RIM provides a choice of devices for use with the BlackBerry architecture. Through licensing relationships with partners such as HTC, Nokia, Sony Ericsson, BenQ-Siemens, Palm Inc., Samsung, PalmSource and Motorola, customers are able to use handsets and handhelds developed by third party OEMs to access the BlackBerry wireless data platform.

o Intellectual Property Rights. RIM has sought to protect the technology that it has developed through a combination of patent, copyright, and trade secret protection as well as through contractual arrangements.

o Extensibility and Flexible Architecture. RIM has designed its device and server platform architecture to support open standards to make it attractive for other software developers to create custom applications for BlackBerry. RIM believes its product architecture is more flexible and open than that used by many of its competitors. Through the Mobile Data System feature of BlackBerry, customers can quickly and easily design wireless applications and/or provide access to existing corporate application data wirelessly to their employees.

o Access to Key Corporate Data Stores. BlackBerry Enterprise Server provides corporations with the means to provide wireless access to all four main corporate data stores from a single integrated platform. BlackBerry is the only wireless platform that provides access to corporate email and PIM, corporate voice PBX and hybrid IP/PBX stores, real-time computing and corporate IM such as IBM SameTime and Microsoft Live Communications Server, and enterprise applications.

o Secure, End-to-End Solution. BlackBerry was designed as an end to end solution specifically for enterprise access to email, PIM and other corporate information from a single wireless device. Through integration with Microsoft Exchange, Lotus Domino and Novell GroupWise, the BlackBerry solution can provide corporate users with secure wireless access to their own corporate email rather than having to establish an additional email account. Other features of the solution include over-the-air calendar synchronization, over-the-air folder management, wireless synchronization of deletes, enhanced IT manageability and personal organizer features such as contacts, tasks, and memos. RIM also provides a robust corporate applications platform that masks the complexities of wireless application development by providing an integrated framework using web-services and object oriented programming tools that provides preconfigured support for end-to-end security and multiple data transport methods.

o BlackBerry Outbound Port Architecture. BlackBerry is architected using a secure infrastructure that does not require IT managers to compromise firewall security through the opening of an inbound firewall port. The BlackBerry network operations center (NOC) offers a number of efficiency and security benefits to carriers and end-users. These benefits are outlined in detail in the "Competition" section below.

o Multiple Channels. RIM has launched products specifically tailored for the Prosumer market to augment its original behind-the-firewall, server-based products for the corporate market. This increases the market touch points available to RIM. Carrier Small and Medium Enterprise (SME) business units are now able to offer single licence or low volume licence BlackBerry Enterprise Server for the SME market and carrier retail channels and indirect distributor and Value Added Reseller (VAR) channels are able to offer products designed around RIM's hosted BlackBerry Internet Service offering for the Prosumer market.

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

o Broaden Strategic Alliances and Relationships. RIM intends to continue to strengthen and develop its strategic alliances and relationships, and enter into similar relationships to affirm and enhance its competitive position as a primary wireless handheld and solutions provider to the mobile data communications industry. Areas of strategic alliances and relationships include, but are not limited to, enterprise and other software applications companies, global telecommunications carriers, OEM handset and converged wireless communication device manufacturers, intranet applications and portal companies, microchip manufacturers and global systems integrators.

o Promote and Enhance Development of Third Party Software. RIM will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of software applications for the BlackBerry platform.

o Expand the Global Reach of the BlackBerry Platform. RIM plans to continue to foster relationships with key carriers and customers to expand the BlackBerry addressable market and provide customers with access to their corporate or personal data anywhere in the world.

o Extend BlackBerry's Reach in the Enterprise into the Prosumer Market. RIM is undertaking a number of initiatives aimed at expanding further into the prosumer market. These initiatives include partnerships with leading prosumer portal and applications companies such as Google and Yahoo, as well as expanding channel distribution into retail and indirect as well as VAR channels.

o Maintain Market Leadership and Expand Customer Base. RIM intends to maintain its position as a market leader by focusing its sales and marketing efforts on the continued use of strategic alliances and relationships to promote the sale of its products, as well as utilizing direct sales and marketing teams. In addition, RIM intends to continue to grow its leadership through focusing on enabling existing enterprise applications and third party applications.

o Enhance and Expand the BlackBerry Solution. RIM believes that the functionality of the BlackBerry wireless email solution can be further enhanced for both corporate and prosumer/retail markets. RIM will focus on improving and enhancing its service, designing new, compelling form factors for different market segments and developing additional BlackBerry applications either independently, through acquisitions or through partnerships.

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

Products and Services

RIM's primary revenue stream is generated by the BlackBerry wireless solution, comprised of wireless devices, software and service. BlackBerry service is provided through a combination of RIM's Network Operating Center and the wireless networks of RIM's carrier partners.

The Company's revenue mix for fiscal years 2006 and 2005 is as follows:




Revenue (U.S. $000's)        March 4, 2006               February 26, 2005
                         ------------------------------------------------------

  Devices                 $ 1,439,674        69.7%      $  933,989      69.2%
  Service                     383,021        18.5%         235,015      17.4%
  Software                    156,556         7.6%         131,811       9.8%
  Other                        86,594         4.2%          49,632       3.6%
                         -----------------------------------------------------

                          $ 2,065,845       100.0%     $ 1,350,447     100.0%
                         =====================================================


Other revenue includes accessories, non-warranty repairs, and non-recurring engineering development contracts ("NRE").

BlackBerry Wireless Devices

BlackBerry devices are communication tools that incorporate wireless technology to deliver simple, mobile communications access. Utilizing push-based technology that automatically delivers email and other data to a BlackBerry device, as well as fully integrated browser and organizer applications, BlackBerry makes it easy to manage information and communications from a single, integrated device.

BlackBerry wireless devices are available from over 160 carriers and are designed to operate on a variety of carrier network types, including GSM/GPRS/EDGE, CDMA/Ev-DO, iDEN and Mobitex.

The following BlackBerry devices are currently available:

o BlackBerry 8700 Series - including BlackBerry 8700c(TM), BlackBerry 8700f(TM), BlackBerry 8700g(TM), BlackBerry 8700r(TM) and BlackBerry 8700v(TM). The BlackBerry 8700 Series is the latest addition to the BlackBerry device family, making it the first BlackBerry devices to run on the high-speed EDGE network. With a completely re-engineered device platform, the BlackBerry 8700 Series also features unrivaled web browsing and attachment handling performance, a bright, auto-sensing screen, speakerphone, dedicated send/end phone buttons, Bluetooth support and an Intel XScale(R) processor.

o BlackBerry 7100 Series - including BlackBerry 7130e(TM), BlackBerry 7100g(TM), BlackBerry 7100i(TM), BlackBerry 7100r(TM), BlackBerry 7105t(TM), BlackBerry 7100v(TM) and BlackBerry 7100x(TM). The BlackBerry 7100 Series business phone is an integrated solution, incorporating the traditional BlackBerry offerings, as well as speakerphone capabilities and Bluetooth hands-free headset and car kit support. The BlackBerry 7100 Series is the first series of devices to incorporate RIM's SureType keyboard technology. Different versions of the BlackBerry 7100 Series are available for the iDEN, GSM/GPRS, and Ev-DO networks.

o BlackBerry 7200 Series - including BlackBerry 7230, BlackBerry 7250, BlackBerry 7280 and BlackBerry 7290. The BlackBerry 7200 Series converged device features the traditional BlackBerry wireless connectivity support in a small PDA-style form factor. The fully Java-based handheld also supports international roaming and a Java ME development environment. The BlackBerry 7290 offers similar features but in addition offers Bluetooth support, quad-band GSM/GPRS support and increased memory.

o BlackBerry 7700 Series - including BlackBerry 7730, BlackBerry 7750, BlackBerry 7780. The BlackBerry 7700 Series are color devices with many of the same features as the BlackBerry 7200 Series with the key difference being a larger screen size and form factor.

o BlackBerry 7500 Series - including BlackBerry 7510(TM) and BlackBerry 7520(TM). The color BlackBerry 7510 and BlackBerry 7520 handhelds operate on the iDEN network through Nextel in the United States and Telus in Canada. These handhelds integrate the traditional BlackBerry offering as well as Nextel's unique walkie-talkie feature. The BlackBerry 7520 also incorporate assisted Global Positioning System
       (aGPS) functionality and Bluetooth.

o BlackBerry 5790 - RIM's data-only offering, the BlackBerry 5790, offers wireless email support, browser and organizer applications on a large screen, PDA-style device. The BlackBerry 5790 operates on the Mobitex network in North America.

All the above devices, with the exception of the BlackBerry 5790, offer both data and phone capabilities.

Service

The Company generates revenues from BlackBerry service relating to monthly access billings charged to its BlackBerry subscriber account base. For the fiscal year ended March 4, 2006, RIM's BlackBerry subscriber account base increased to approximately 4.9 million subscriber accounts from 2.5 million the previous year. The Company's service revenue is generated in one of two streams:

o A monthly infrastructure access fee to a carrier/reseller when a carrier or other reseller bills the end customer. This monthly infrastructure access fee is significantly lower than the monthly service fee charged by RIM below, as RIM does not need to cover the cost of the wholesale airtime.

o A monthly service fee charged by RIM directly to data-only end-customers where RIM purchases airtime from certain carriers and resells it directly to BlackBerry subscribers. This represents a small and declining portion of the installed subscriber account base.

Software

An important part of the BlackBerry solution is the software that is installed at the corporate server level and in some cases on desktop personal computers. Software revenues include fees from licensed BES software and Client Access Licenses (CALs), Technical Support (T-Support) and upgrades.

TSupport

TSupport is a comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers' unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support directly with RIM. Support can be provided for all BlackBerry software regardless of where it was initially purchased. There are five service support levels to satisfy each customer's specific BlackBerry support needs.

Non-Warranty Repairs

RIM generates revenue from its repair and maintenance program for devices that are returned to RIM by the carrier, reseller or customer for repair after the expiration of the contractual warranty period.

NRE

Occasionally RIM enters into engineering development contracts with certain of its customers whereby the Company undertakes the development of new or custom products or software for a fixed-price fee. RIM also may earn NRE revenue from certain carriers for pre-launch activities. The NRE revenue is earned based upon the completion of specific contract milestones.

BlackBerry Licensing Program

The BlackBerry Licensing Program provides additional infrastructure access fees (service revenue) for RIM. The licensing program, branded BlackBerry Connect and BlackBerry Built-In, enables mobile device manufacturers to equip their handsets with the integrated ability to connect to the BlackBerry infrastructure using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by RIM's customers. It provides an open, global platform and addresses the distinct desires of end users, IT departments, carriers and licensees alike.

Third Party Software Developers

RIM provides a feature rich open standards based development platform which allows third party and enterprise developers to rapidly extend the reach of enterprise and individual applications to BlackBerry devices. Through both partner and RIM's own efforts, BlackBerry provides a developer with a robust choice of application options and development environments. The architecture of the platform provides both a rich set of Application Program Interfaces ("API") and standard interfaces and services available on both the device and through the MDS feature of BES. Development options include both standard and enhanced browser or thin client, standard Java2 Micro Edition (J2ME) thick client and a new rich application capability utilizing the power of standard Web Services. To assist the developer in creating applications and the administrator who will deploy and manage them, the BES/MDS feature set includes services such as application deployment and administration, security, data push capability, data compression and wireless network connectivity. These services greatly assist the developer in reducing the application development and deployment cycle time. A full suite of tools are available through a free download from the BlackBerry website to allow a developer to create, simulate, debug and deploy applications on the BlackBerry platform utilizing a standard Windows based PC environment. Partner efforts have extended application development capability to additional standard environments such as Visual Studio(R) and Sun NetBeans. RIM also provides extensive developer support and information through both the website and various support groups.

Industry Associations

RIM is an active participant in numerous industry associations and standards bodies including:

o        3G Americas
o        3rd Generation Partnership Project 2 (World)
o        AeA and AeA Europe
o        Australian Mobile Telecommunication Association
o        Bluetooth SIG (World)
o        CALCE Electronic Products and Systems Consortium (World)
o        Canada China Business Council (China)
o        Canadian Association of Importers & Exporters (Canada)
o        CATA Alliance (Canada)
o        CDMA Development Group (World)
o        Cellular Telephony and Internet Association
o        European Telecom Standards Institute (World)
o        GSM Association (World)
o        Intellect (U.K.)
o        International Trademark Association (World)
o        International Wireless Packaging Consortium (World)
o        IPC Association Connecting Electronics Industries (U.S.)
o        Java Community Process (World)
o        Open Mobile Alliance
o        PCMCIA (U.S.)
o        Surface Mount Technology Association
o        Telecommunications Industry Association (World)
o        US information Technology Office (USITO) (China)
o        WiFi - Alliance
o        World Wide Web Consortium (World)

RIM's involvement with these and other associations includes standards development, government advocacy, joint marketing, participation in conferences and trade shows, training, technology licensing by RIM and business development.

Sales, Marketing and Distribution

RIM markets and sells its BlackBerry solution primarily through global wireless communications carriers (carrier partners), who distribute the solution to end users. RIM has a number of carrier-focused business units that support the sales and marketing efforts of RIM's carrier partners through training, technical account management and sales and marketing support. As of March 4, 2006, RIM's marketing, sales and business development, BlackBerry operations, customer support, billing and technical support teams consisted of approximately 1,500 people.

Customers

RIM is dependent on an increasing number of significant global carrier partner customers with respect to the sales of its products both in terms of the numbers of units sold and the aggregate value of its sales. While the Company sells its products and services to a variety of customers, three customers comprised 18%, 13% and 13% of trade receivables as at March 4, 2006. Additionally, four customers comprised 19%, 16%, 12% and 12% of the Company's revenue in fiscal 2006.

The primary direct customers for the BlackBerry wireless solution are wireless carriers. The Company sells GPRS/EDGE, CDMA/Ev-DO and iDEN devices and software to carriers, who in turn bundle the handhelds and software with airtime and sell the complete solution to end customers. Software is licensed directly to end customers, although it is distributed by carriers, resellers and directly through RIM. The Company's BES supports multiple networks and devices, so that BlackBerry service from multiple carriers can be deployed within a company using the same BES software.

In fiscal 2006, 64.7% of the Company's revenues were derived from the United States, 8.6% were derived from Canada and the remaining 26.7% were derived from other foreign jurisdictions.

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

In the wireless data communications access market, the Company is aware of several suppliers of access devices for public wireless data networks, including: Casio Inc.; Danger, Inc.; Telefonaktiebolaget LM Ericsson; Fujitsu Limited; Good Technology Inc.; HandEra, Inc.; Hewlett-Packard Company; Hitachi America, Ltd.; Intermec Technologies Corporation; Itronix Corp; Kyocera Corp or Kyocera International Inc.; Microsoft Corporation; Mitsubishi Corporation; Motorola, Inc.; NEC Corp.; Nokia Corp.; Novatel Wireless, Inc.; NTT DoCoMo Inc.; Option NV, Palm, Inc.; Sanyo Electronic Co. Ltd.; Samsung Electronics Co., Ltd.; Sendo Ltd.; Sharp Corporation; Sierra Wireless Inc.; Sony Corporation; Sony Ericsson Inc.; and Symbol Technologies, Inc., among others. In addition the Company may face competition from companies focused on providing middleware to facilitate end-to-end wireless messaging solutions. Companies in this category include Good Technology Inc.; IBM Corporation; Microsoft Corporation; Notify Technology Corporation; Openwave Systems Inc.; Seven Networks, Inc.; Sybase, Inc.; and Visto Corporation, among others.

A variety of approaches are being pursued as diverse handset and handheld vendors attempt to provide mobile access to corporate data. These approaches include smartphones, PDA's, wireless PDA's, phone/PDA hybrids, converged voice and data devices, a variety of middleware offerings and other end-to-end integrated wireless solutions.

A key aspect of competitive differentiation among industry participants involves the inclusion of a sophisticated Network Operations Center (NOC) in the system architecture. RIM pioneered the use of a sophisticated multi-node centralized architecture responsible for the routing of messages to and from devices. The key benefits of the NOC are message delivery reliability, network utilization efficiency and security. By isolating firewalls from the devices, NOCs avoid the need for numerous simultaneous inbound connections through the firewall which is a significant security consideration for many IT managers. Other benefits of NOCs include eliminating the opportunity for Denial of Service attacks against the firewall, protecting against bad packets reaching devices, and enhancing service quality by providing advanced compression and by acting as a buffer between the limited capacity of wireless networks and the massive capacity of the wired environment. Companies that operate independent NOCs include RIM, Good Technology Inc. and Visto Corporation. Nokia Corporation operates a carrier-based NOC. Companies that do not provide a NOC include Microsoft Corporation and Notify Technology Corporation.

It is important to note that the cost of operating the NOC is often charged directly to carriers by the solution vendor as is the case with RIM. Carriers typically include the NOC fee within data plans at the same or lower prices then data plans provided for solutions without NOCs partly because of the superior network efficiency of NOC-based systems. As such, end users get a better performing solution with a significantly superior security model at the same or lower cost to products without NOCs.

Product Design, Engineering and Research & Development

The Company's research and development strategy seeks to provide broad market applications for products derived from its technology base. As of March 4, 2006, RIM's research and development team consisted of approximately 1,000 employees. Research and development expense in fiscal 2006 was $157.6 million, compared to $101.2 million in fiscal 2005.

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

RIM has developed its own radio code stack and launched a new device platform incorporating this radio code stack as well as utilizing the powerful Intel PXA9xx cellular processor.

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

One of the significant competitive advantages of RIM's radio design is that its proprietary technology can be extended through development efforts to other protocols and to emerging digital network standards. The Company's research and development efforts are focused primarily on the following areas:

o improving the functionality, security and performance of its BlackBerry Solution and BlackBerry wireless devices;

o developing new devices for current and emerging wireless network technologies and market segments;

o building device software including compilers, Java Virtual Machine, radio code, and BlackBerry applications;

o developing server and desktop software for corporate, institutional and Prosumer environments;

o developing infrastructure systems to provide the underlying support for wireless network and Internet connectivity;

o providing a platform and tools for third party software developers and enterprises to write and wirelessly enable applications;

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

Funding from TPC for the first agreement ("TPC-1") totaled $3.9 million and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to a maximum of $6.1 million. The Company has recorded $nil on account of TPC royalty repayment expense with respect to TPC-1 during fiscal 2006 (February 26, 2005 - $nil). The final payment with respect to TPC-1 was made during the first quarter of fiscal 2005.

The second agreement with TPC is for a development project ("TPC-2") under which total contributions from TPC have been $23.3 million. The Company had fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution is repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to certain annual maximum amounts through fiscal 2015, not exceeding $39.3 million. The Company has recorded $1.9 million on account of TPC royalty repayment expense with respect to TPC-2 obligation during fiscal 2006 (February 26, 2005 - $nil).

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of Canadian scientific research and experimental development. In fiscal 2005 and fiscal 2006, the Company recognized the benefits of its ITC's in its consolidated statement of operations as a reduction in deferred income tax expense.

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

RIM protects its technology through a combination of patents, designs, copyrights, trade-secrets and contractual arrangements. RIM seeks to patent key concepts, components, protocols, processes and other inventions that it considers to have commercial value or that will likely give RIM a technological advantage. Although RIM applies for patent protection primarily in Canada, Europe and the United States, the Company has filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so. To broadly protect RIM's inventions, the Company has a team of in-house and outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, RIM owns rights to an array of patented and patent pending technologies relating to wireless communication technology.

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

RIM also enters into various types of licensing agreements related to technology and intellectual property rights. RIM enters certain of these agreements to obtain rights that may be necessary to produce and sell products for the wireless industry. RIM may also license its technology and intellectual property to third parties through various licensing agreements.

Production

RIM owns a 192,000 square foot manufacturing facility strategically located within close proximity to the Company's research and development facilities and labs in Waterloo, Ontario. Expansion of an additional 70,000 square feet will be ready for occupancy by RIM in August 2006. The expanded facility will be used for co-location of some dispersed manufacturing operations functions, incremental production and material storage requirements.

In addition to the economies of scale RIM has received by centralizing new product introduction and production ramp activities coupled with volume manufacturing of handhelds, RIM fully integrates manufacturing with its internal research and development activities. RIM expects that these benefits will continue to be significant and will grow incrementally as it pursues its objective of positioning itself to provide cost-effective and innovative access device solutions across the entire range of current wireless network standards.

With continued supply chain investment and expansion of the RIM Waterloo manufacturing site and the further addition of flexible production capacity and distribution through extension of the outsourcing partnerships, RIM is well positioned to fulfill the requirements of carrier customers seeking a reliable, assured source of supply for handheld device orders, which are typically placed on a volume order basis. The Company expects to further leverage outsourcing partnerships and increase its outsourcing volumes for handheld manufacturing during fiscal 2007 due to increasing device requirements and global distribution demands.

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

RIM's BlackBerry wireless devices, which are made commercially available by RIM, meet FCC, Industry Canada, and EC requirements. In addition, the RIM Wireless Handhelds product line has obtained the necessary regulatory approvals required by other countries where such products are made commercially available by RIM.

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

Employees

As of March 4, 2006, RIM had 4,784 employees including: 1,724 in the advanced research, product development, standards and licensing areas; 567 in sales, marketing and business development; 782 in customer care and technical support; 968 in manufacturing; and 743 in administration, which includes information technology, BlackBerry network operations and service development, finance, legal, facilities and corporate administration.

Facilities

Waterloo, Ontario, Canada

The Company's corporate headquarters and manufacturing facility are located in Waterloo. The campus-type layout of 16 buildings, 12 of which are owned and four of which are leased, currently houses the corporate, administration, finance, engineering, research and development, sales and marketing and manufacturing operations. The buildings which are owned contain approximately 1,047,108 square feet; RIM occupies approximately 845,032 square feet, with the balance being sublet to tenants. Additionally, RIM currently occupies approximately 71,268 square feet in four leased buildings.

Other

RIM leases 68,828 square feet outside Ottawa, Ontario, used primarily for research and development and engineering functions, and a 44,194 square feet in Mississauga, Ontario, used for a variety of sales, research and development and engineering activities. In addition, RIM has recently leased a 9,000 square foot facility in Halifax, Nova Scotia, used for customer service operations.

RIM leases facilities in various locations throughout the United States, including 22,000 square feet for its U.S. headquarters in Dallas, Texas, which house certain sales, marketing, legal and administration activities.

RIM leases 132,457 square feet in various locations outside of North America, primarily in Europe and Asia, which house sales, marketing, engineering, information technology, BlackBerry network operations and administration activities.

Legal Proceedings

NTP, Inc.

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004 and March 1, 2003, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents.

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia ("the District Court"), and the jury issued a verdict in favor of NTP. In 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry devices, software and service in the United States. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. In December 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. In August 2005, the CAFC granted RIM's request to reconsider the December 2004 decision. The CAFC's August 2005 decision vacated the District Court's judgment and the injunction, and remanded the case to the District Court for further proceedings consistent with the CAFC's ruling. Further court proceedings followed.

For the year ended February 28, 2004, the Company recorded charges with respect to the NTP matter totaling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.


On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet to resolve all current litigation between them. The parties announced that RIM would pay NTP $450 million in final and full resolution of all claims to date against RIM, as well as a fully-paid up license going forward. During fiscal 2005, the Company recorded an incremental expense of $352.6 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $76.2 million attributable to enhanced compensatory damages and postjudgment interest with respect to fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM would take court action to enforce the Term Sheet. Further court proceedings followed. On November 30, 2005, the District Court ruled that the March 2005 settlement was not enforceable. During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as an accrual in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling.

On December 16, 2005, the District Court issued a scheduling order which requested initial briefs by both parties on these matters by January 17, 2006 with responses by both parties and the U.S. federal government due by February 1, 2006 on the question of damages and an injunction in light of the CAFC's August 2005 ruling. A hearing was convened on February 24, 2006 at the District Court.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company's products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry related business. The resolution permits the Company and its partners to sell the Company's products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company's products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with the Company's products and services.

As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

Inpro II

In November 2003, Inpro II Licensing S.a.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. A decision is expected within six months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the U.S. Inpro Action is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Eatoni Ergonomics, Inc.

Eatoni Ergonomics, Inc. ("Eatoni") has alleged that RIM's BlackBerry 7100 Series infringes the claims of United States Patent No. 6,885,317, titled "Touch-Typable Devices Based On

Ambiguous Codes And Methods To Design Such Devices". Proceedings are currently pending in United States District Court for the Northern District of Texas (Dallas Division). At this time, the likelihood of damages or recoveries and the ultimate amount, if any, with respect to this action is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Antor Media Corporation

On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network". RIM has responded to the complaint by denying that the 961 patent is valid and/or infringed. Court ordered mediation has been set for May 9 and 10, 2006 and a trial date has been set for March 12, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Morris Reese

On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the "009 Patent"). During the third quarter of fiscal 2006, RIM responded to the complaint by denying the 009 Patent is valid and/or infringed. A trial date has been set for March 12, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Reese action is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

T-Mobile Deutschland GmbH

By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgement was issued by the Court of Appeals in Dusseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. In light of the appellate court's ruling on damages, it is not anticipated the Company will be involved in these further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Dusseldorf. A decision on the BGH appeal is expected within twelve months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Inpro Licensing S.a.r.l.

On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), is invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro may seek permission to appeal the decision to the Court of Appeal. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Inpro

By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. On January 27, 2006, the court declared the B1 Patent invalid. The decision is still subject to appeal, but no appeal has been filed to-date. On March 21, 2006, the court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

Barry Thomas

On November 28, 2005, Barry Thomas filed a complaint in the United States District Court for the Western District of North Carolina, Charlotte Division, against RIM Corporation, along with eight other defendants alleging infringement of United States Patent No. 4,777,354 titled, "System for Controlling the Supply of Utility Services to Consumers." A final settlement agreement was entered into by RIM and Thomas on March 14, 2006. The amount of the settlement is immaterial to these financial statements and was paid by RIM on March 14, 2006. Thomas agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement and the action has been dismissed.

Visto Corporation

On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and

6,708,221) and seeking an injunction and monetary damages. The Company believes it does not infringe Visto's patents and will file its legal response in due course. In addition to challenging validity and infringement, RIM will now also consider asserting its own patents against Visto. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) alleging the Patent Nos. 6,085,192; 6,151,606; and 6,708,221 are invalid and/or not infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements of RIM as at March 4, 2006.

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

Risk Factors

Investors in the Company's common shares should carefully consider the following risks, as well as the other information contained in this Annual Information Form, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 4, 2006. If any of the following risks actually occurs, the Company's business could be harmed. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties, including those of which the Company is currently unaware or the Company currently deems immaterial, may also adversely affect the Company's business.

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

o      cause product and software shipment delays or stoppages;

o      subject the Company to significant liabilities;

o require the Company to enter into costly royalty or licensing agreements;

o require the Company to develop possible workaround solutions that may be costly and disruptive to implement; and

o require the Company to cease certain activities or to cease selling its products and services in certain markets.

o In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against the Company or, in certain circumstances, the Company' customers with respect to its products and services, that is not resolved in the Company's favor, the Company may be prohibited from developing or commercializing certain technologies and products unless the Company obtains a license from the holder of the patent or other intellectual property rights. There can be no assurance that the Company will be able to obtain any such license on commercially reasonable terms, or at all. If the Company does not obtain such a license, its business, operating results and financial condition could be materially adversely affected and the Company could be required to cease related business operations in some markets and restructure its business to focus on continuing operations in other markets.

The Company may not be able to obtain patents or other intellectual property protections necessary to secure its proprietary technology.

The Company's commercial success depends upon its ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. The Company seeks to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. The Company owns rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and other countries. The Company continues to devote significant resources to protecting its proprietary technology. However, the Company may not be able to develop technology that is patentable, patents may not be issued in connection with the Company's pending applications and allowed claims may not be sufficient to protect the Company's technology. Furthermore, any patents issued could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage.

A number of the Company's competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights, for technologies similar to those that the Company has made or may make in the future. Since patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and as publication or public awareness of new technologies often lags behind actual discoveries, the Company cannot be certain that it was the first to develop the technology covered by its pending patent applications or that it was the first to file patent applications for the technology. In addition, the disclosure in the Company's patent applications, particularly in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurance that the Company's patent applications will result in enforceable patents.

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

o third parties will independently develop equivalent technology or misappropriate the Company's technology and/or designs;

o disputes will arise with the Company's strategic partners, customers or others concerning the ownership of intellectual property;

o      unauthorized disclosure of source code;

o unauthorized disclosure of the Company's know-how or trade secrets will occur; or

o      contractual provisions may not be enforced in foreign jurisdictions.

There can be no assurance that the Company will be successful in protecting its proprietary rights.

The Company may not be able to obtain rights to use software or components supplied by third parties.

The Company licenses certain software used in its products and operations from third parties, generally on a nonexclusive basis, and the Company uses components from suppliers that are reliant on intellectual property used by such suppliers. The termination of any of these licences, or the failure of these licensors or suppliers to adequately maintain, protect or update their software or intellectual property rights, could delay the Company's ability to ship its products while the Company seeks to implement alternative technology offered by other sources and could require significant unplanned investments on the Company's part if the Company is forced to develop alternative technology internally. In addition, alternative technology may not be available on commercially reasonable terms from other sources. The Company has not entered into source code escrow agreements with every software supplier or third party licensor. In the future, it may be necessary or desirable to obtain other third-party technology licences relating to one or more of the Company's products or relating to current or future technologies to enhance the Company's product offerings. The Company may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms, if at all.

           Risks Related to the Company's Business and its Industry

The Company may not be able to enhance its current products or develop new products in a timely manner or at competitive prices.

The wireless communications industry is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. To keep pace with technological developments, satisfy increasing customer requirements and achieve product acceptance, the Company's future success depends upon its ability to enhance its current products and to develop and introduce new products offering enhanced performance and functionality on a timely basis at competitive prices.

The Company's business may be adversely affected if its products that are based on existing technologies or subsequent new technologically advanced products do not achieve acceptance among customers. The Company has developed and is continuing to develop a number of products incorporating advanced technologies, including products incorporating evolving 3G technologies and software development platforms, from which it will pursue those products that the Company expects to have the best chance for success based on the Company's expectations of future market demand. There cannot be any assurance that the technologies and related hardware or software products that the Company develops will be brought to market by it or network operators as quickly as anticipated or that they will achieve broad customer acceptance among operators or end-users.

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

The BlackBerry service is provided through a combination of the Company's NOC and the wireless networks of its carrier partners. The Company's operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. The Company's networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources including damage or interruption by fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events. The Company has not yet completed its Business Continuity Plan and there can be no assurance that the measures implemented by the Company to date, or measures implemented by the Company upon completion of its Business Continuity Plan, to manage risks related to network disruptions will be adequate or that the redundancies built into the Company's systems and network operations will work as planned in the event of a disaster. In addition, as the Company's subscriber base continues to grow, additional strain will be placed on the technology systems and networks, which may increase the risk of a network disruption. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on the Company's operations, sales and operating results.

In addition, poor performance in or disruptions of the services that the Company delivers to its customers could harm its reputation, delay market acceptance of its services and subject it to liabilities. The Company enters into service level agreements ("SLAs") with certain customers. The SLAs specify the events constituting "down time" and the actions that the Company will take to rectify or respond to such down time, including in certain cases, the payment of financial penalties. Failure to comply with SLAs may have a material adverse effect on RIM's business, operating results and financial condition.

The Company's ability to sell the BlackBerry solution is dependent on establishing and maintaining relationships with network carriers and licensees.

The Company is dependent on its ability to establish and develop new relationships and to build on existing relationships with its network carrier partners, which the Company relies on to deliver current and future products and services, particularly in the United States, Canada and Europe where the Company is dependant on a limited number of network carriers. There can be no assurance that the Company will be successful in establishing new relationships, or maintaining or advancing its existing relationships, with network carriers. Any non-performance by the Company under its contracts with network carriers may have significant adverse consequences that may involve penalties to be paid by the Company for non-performance. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for products and services, RIM's business prospects, operating results and financial condition could be materially adversely affected.

The Company depends on its network carrier partners to grow its BlackBerry subscriber account base.

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

o sales growth of wireless devices, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;

o significant numbers of new activations of BlackBerry subscriber accounts, as well as retention of existing ones;

o the carriers' interest in testing the Company's products on their networks;

o      network performance and required investments in upgrades;

o future investments in evolving network technologies, support for new software technologies and support for third party devices; and

o continued support and distribution of the Company's products and services if claims of patent infringement involving its products are filed against its carriers and licensees as well as against the Company.

Failure by network carrier partners to promote and support the Company's products and services could adversely affect the Company's revenue growth.

The Company sells the BlackBerry solution through network carrier partners, which distribute the solution to their end customers. Some of these carriers also sell products of the Company's competitors. If some of the Company's competitors offer their products to the carriers on more favorable terms or have more products available to meet their needs, there may be pressure on the Company to reduce the price of its products and services or those carriers may stop carrying the Company's products or de-emphasize the sale of its products and services in favor of those RIM competitors, which would adversely impact the Company's revenue and operating results.

The Company's quarterly financial results and the growth rate of its subscriber base are subject to fluctuations and are difficult to predict.

The Company's quarterly financial results and the growth of its subscriber base are difficult to forecast, may fluctuate and could be significantly impacted by the timing of substantial orders and shipments of devices, as well as new releases relating to the Company's products and services. In addition, the Company relies on the individual carriers to instruct the Company to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs the Company to deactivate the subscriber account, then the Company no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, the Company may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is the carrier's responsibility to report changes to the subscriber account status on a timely basis to the Company.

The Company's financial results may not follow any past trends. The Company's sales may also be impacted by economic factors which more significantly impact other specific industry sectors, such as the financial, government and legal services sectors. These sectors have represented the Company's largest end user concentration to date. The Company's operating expenses are based on anticipated revenue levels, are relatively fixed in the short term to medium term and are incurred throughout the quarter; thus, fluctuations in operating expenses are likely. Significant unanticipated sales and marketing program, R&D, IT and other costs may be incurred in a single quarter which will affect results. Additionally, many of the Company's products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, or if operating expenses are higher than expected, the Company's quarterly financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by other factors, including:

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

o manufacturing capacity to fulfill orders in response to changes in demand;

o difficulties in estimating component requirements and reliance on suppliers to deliver components on a timely basis;

o the Company's ability to maintain existing relationships and to create new relationships with network carrier customers;

o      capacity of NOC to maintain service for subscribers;

o      litigation matters and/or settlements;

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

The BlackBerry service involves the transmission of business-critical, proprietary and confidential information for customers and provides the Company with access to confidential or personal information and data. If the security measures that the Company has implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, the Company could be exposed to litigation, possible liability and statutory sanctions. Even if the Company was not held liable, a security breach or inappropriate disclosure of confidential or personal information and/or data could harm its reputation, and even the perception of security vulnerabilities in the Company's products could lead some customers, particularly governmental customers, to reduce or delay future purchases or to purchase competitive products or services. In addition, the Company may be required to invest additional resources to protect the Company against damages caused by these actual or perceived disruptions or security breaches in the future.

The Company operates in a highly competitive industry.

The Company is engaged in an industry that is highly competitive and rapidly evolving, and has experienced, and expects to continue to experience, intense competition from a number of companies. No technology has been exclusively or commercially adopted as the industry standard for wireless communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which the Company competes is uncertain. The Company's competitors, including many new market entrants, may implement new technologies before the Company does. In addition, the Company's competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than the Company does.

The Company also expects that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants, as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, PC or PDA vendors or key network operators may seek to provide integrated wireless solutions that compete with the Company's products. The impact of competition could result in price reductions, fewer customer orders and reduced gross margin. There can be no assurance that the Company will be able to compete successfully and withstand competitive pressures.

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

Mergers or other strategic transactions by the Company's competitors or carrier partners could weaken the Company's competitive position or reduce its revenue.

If two or more of the Company's competitors or carrier partners were to merge or partner, the change in the competitive landscape could adversely affect the Company's ability to compete effectively. The Company's competitors may also establish or strengthen co-operative relationships with its carrier partners, sales channel partners or other parties with whom the Company has strategic relationships, thereby limiting the Company's ability to promote its products and services. Disruptions in the Company's business caused by these events could reduce revenue and adversely affect the Company's operating results.

Defects in the Company's products and services can be difficult to detect. If defects occur, they could have a material adverse effect on the Company's business.

The Company's products and services are highly complex and sophisticated and may contain design defects or errors that are difficult to detect and correct. Errors or defects may be found in new products or services after commencement of commercial shipments or provision of such services and, if discovered, the Company may not be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in the Company's products or services could result in loss of or delay in market acceptance of its products or services and may harm the Company's reputation, and correcting such errors and failures in its products or services could require significant expenditure by the Company. As the Company's products are integrated into its customers' networks and equipment, the sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of the Company's products or services to perform to customer expectations could give rise to product liability claims and warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on the Company's business, operating results and financial condition.

The Company relies on its suppliers to supply functional components and is exposed to the risk that these suppliers will not be able to supply components on a timely basis.

The Company's manufacturing activity depends on obtaining adequate supplies of functional components, such as displays, semi-conductors, batteries, printed circuit boards, plastics, tooling equipment and flash memory, on a timely basis. The Company purchases several key components and licenses certain software used in the manufacture and operation of its products from a variety of sources. Some components come from sole source suppliers, including where the Company has outsourced various sub-assemblies and finished products, from time to time, shortages in allocations of components have resulted in delays in filling orders, and the Company is dependent on these sources to meet the Company's needs. Alternative sources are not always available. Moreover, the Company depends on, but has limited control over, the quality and reliability of the products supplied or licensed to the Company. If the Company cannot supply products due to a lack of components, or is unable to redesign products with other components in a timely manner, the Company's business will be significantly harmed. A supplier could also discontinue or restrict supplying components or licensing software to the Company with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, the Company's business could be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier failed to meet the Company's supplier standards, such as the Company's product quality standards, and as a consequence some of its products were unacceptable to the Company, the Company's sales and operating results could be adversely affected. A supplier could also file for bankruptcy or experience damage or interruption in their operations due to fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events, which would have an adverse financial impact on the Company.

The Company generally uses rolling forecasts based on anticipated product orders to determine component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. As the number of different products manufactured by the Company and its outsourcing partners, increases, it is increasingly difficult to estimate component requirements. If the Company overestimates its component requirements, it may result in excess inventory, which would increase the risk of obsolescence. If the Company underestimates component requirements, it may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of products. Any of these occurrences could have a material adverse effect on the Company's business, operating results and financial condition.


The Company may not be able to manage growth and ongoing development of service and support operations.

The Company has experienced a period of significant growth in sales and personnel. Sales have increased to $2.07 billion for fiscal 2006, from $1.35 billion in fiscal 2005. The growth of the Company's operations places a strain on managerial, financial and human resources. The Company's ability to manage future growth will depend in large part upon a number of factors, including the Company's ability to rapidly:

o increase the number of network carrier partners to create a marketplace for the Company's products and services;

o attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

o develop support capacity for end-users and network carriers as sales increase, so that the Company can provide post-sales support without diverting resources from product development efforts; and

o expand the Company's internal management and financial controls significantly, so that the Company can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

The Company's inability to achieve any of these objectives could harm the Company's business, financial condition and results of operations.

Although sales of BlackBerry Wireless Devices to network operators, strategic partners and corporate partners continue to generate significant revenue streams, the Company is earning an increasing amount of its revenues from recurring monthly access fees from BlackBerry service and the licensing of BlackBerry software (BES and CALS). The Company expects future additional growth to come from its prosumer offering through BIS. The growth in the Company's services and software licensing operations will require ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as the Company continues to increase its BlackBerry customer base, and the Company will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, financial and non-financial reporting, billing and other administrative functions. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with the expansion of these service offerings, that the systems, procedures or controls will be adequate to support its operations, or that the Company will be able to offer and expand its service offerings successfully. There can be no assurance that the Company will be able to manage its growth or its shift in business revenues effectively.

Acquisitions, investments and other business initiatives may negatively affect the Company's operating results

The Company continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to the Company's current business. These activities create risks such as the need to integrate and manage the businesses and products acquired with the business and products of the Company, additional demands on the Company's management, resources, systems, procedures and controls, disruption of the Company's ongoing business, and diversion of management's attention from other business concerns. Such acquisitions, investments or other business collaborations may involve significant commitments of financial and other resources of the Company. An acquisition may have an adverse effect on our cash position if all or a portion of the purchase price is paid in cash, and common shares issuable in an acquisition would dilute our existing shareholders' percentage ownership. Any such activity may not be successful in generating revenue, income or other returns to the Company, and the financial or other resources committed to such activities will not be available to the Company for other purposes. In addition, the acquisitions may involve unanticipated costs and liabilities, including possible litigation, that are not covered by the indemnity or escrow provisions of the acquisition agreement. The Company's inability to address these risks could negatively affect the Company's operating results.

The Company is subject to risks inherent in foreign operations.

Sales outside North America represented approximately 26.7% of revenues in fiscal 2006 compared to 23.1% of revenues in fiscal 2005. The Company intends to continue to pursue international market growth opportunities, which could result in a scenario where international sales continue to account for an increasing portion of the Company's consolidated revenues. The Company has committed, and intends to commit, significant resources to its international operations and sales and marketing activities. The Company maintains offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France, Italy, Germany, Australia,

Singapore, Spain and China. The Company has limited experience conducting business outside of North America, and it may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company will be subject to a number of risks associated with international business activities that may increase liability, costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as:

o      the complexities and expense of administering a business abroad;

o complications in compliance with, and unexpected changes in regulatory requirements;

o      foreign laws, international import and export legislation;

o      trading and investment policies;

o      foreign currency fluctuations;

o      exchange controls;

o      tariffs and other trade barriers;

o      difficulties in collecting accounts receivable;

o      potential adverse tax consequences;

o uncertainties of laws and enforcement relating to the protection of intellectual property;

o      unauthorized copying of software;

o difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and

o      other factors, depending upon the country involved.

There can be no assurance that the Company will not experience these factors in the future or that they will not have a material adverse effect on the Company's business, operating results and financial condition.

The Company is dependent on a few significant customers, the loss of any of which could have an adverse effect on its operations.

The Company is dependent on an increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. Revenue from carriers represented approximately 95.2% of revenue for fiscal 2006, compared to approximately 88.9% of revenue for fiscal 2005. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on the Company's business, operating results and financial condition.

Three customers comprised 18%, 13% and 13%, respectively, of trade receivables as at March 4, 2006 (as at February 26, 2005, two customers comprised 23% and 12% respectively). The Company routinely monitors the financial condition of its customers and reviews the credit history of each new customer. The Company's allowances for doubtful accounts may prove to be inaccurate or insufficient. If the Company experiences significant net bad debts expense for any reason, there could be a material adverse effect on the Company's business, operating results and financial condition.

Any impairment in the value of its goodwill, intangible assets and other assets will require the Company to take a charge against earnings that may negatively impact the Company's results.

In accordance with U.S. GAAP, RIM regularly conducts an analysis of its goodwill and intangible assets. If significant impairment is determined as a result of this analysis, the Company would be required to record a corresponding non-cash impairment charge against earnings. Depending on the magnitude of such a charge, RIM's share price could be negatively affected.

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

Historically RIM has used stock option grants as an important component of employee compensation packages. The Company has announced that it will adopt, in fiscal 2007, a fair-value based method to account for share-based payments in accordance with Statements of Financial Accounting Standards 123R - Share-Based Payment that requires the Company to record a charge to earnings for stock option grants. Regulations such as these may make it more difficult to grant stock options, or other stock-based compensation, and may lead to increased reported compensation costs, a need to change the Company's compensation system or make it more difficult for the Company to attract, retain and motivate employees. These factors could have an adverse impact on the Company's business and stock price performance.

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

The Company has designed BES to be used with Microsoft Exchange, Lotus Notes and Novell GroupWise. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange, Lotus Notes and Novell GroupWise as their email and server solutions. If the number of businesses that adopt these platforms fails to grow or grows more slowly than we currently expect, or if Microsoft, Lotus or Novell delay or fail to release new or enhanced products, or announce new incompatible products, RIM's revenues from BlackBerry corporate customers could be materially adversely affected.

The Company is exposed to fluctuations in foreign currencies.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its U.S. dollar functional currency. The majority of the Company's revenue and purchases of raw materials are denominated in U.S. dollars. However, some revenue, a substantial portion of operating costs, including salaries and manufacturing overhead, as well as capital expenditures, are incurred in other currencies, primarily Canadian dollars. If the Canadian dollar appreciates relative to the U.S. dollar, the Company's Canadian dollar denominated expenses will increase when translated to U.S. dollars for financial reporting purposes. Exchange rate fluctuations may materially adversely affect the Company's operating results in future periods. For more details, please refer to the discussion of foreign exchange in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 4, 2006.

A significant portion of the Company's assets are held in cash, cash equivalents, short-term or long-term investments, all of which are subject to market and credit risk.

The Company had a total balance of cash, cash equivalents, short term investments and investments of $1.25 billion as at March 4, 2006, compared to $1.68 billion as at February 26, 2005. The Company realized investment income of $66.2 million in fiscal 2006, compared to $37.1 million in fiscal 2005. Cash equivalents, short term and other investments are invested in debt securities of varying maturities. Consequently, the Company is exposed to interest rate risk and its operating results may be materially adversely affected by changes in interest rates. The fair value of short term and other investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.

Additionally, the Company is exposed to market and credit risk on its investment portfolio. While the Company's investment policies include investing in liquid, investment-grade securities and limiting investments in any single issuer, there can be no assurance that such investment policies will reduce or eliminate market or credit risks.

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

The Company relies upon third parties to outsource certain of its products and it is exposed to the risk third-party manufacturers will not be able to satisfy its manufacturing needs on a timely basis.

The Company relies on third parties to outsource the production of certain of its devices. Third-party manufacturers may not be able to satisfy the Company's manufacturing needs on a timely basis. In addition, the Company may not be able to obtain substitute manufacturers when and if needed. Although the Company believes that substitute manufacturers are available, its inability to retain these substitutes quickly or cost-effectively could materially impair its ability to supply devices to its end-users. The Company's reliance on outsourcing to third parties may involve a number of other risks, including:

o      absence of guaranteed manufacturing;

o      reduced control over delivery schedules and costs; and

o      early termination of, or failure to renew, contractual arrangements.

Although the Company believes that the third party manufacturers have sufficient economic incentive to perform the Company's manufacturing, the resources devoted to these activities by these third parties is not within the Company's control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or the Company's inability to obtain additional manufacturers when and if needed, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's products may become obsolete.

As the Company develops or announces new products, many of its older products will reach the end of their product life cycle. As the Company discontinues the manufacturing and sale of these older products, the Company must manage the liquidation of inventory, supplier commitments and customer expectations. If the Company is unable to manage properly the discontinuation of these older products, it could have a material adverse effect on the Company's business, financial condition and results of operations.

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

The Company is subject to government restrictions on the sale of products that use encryption technology.

Various countries have adopted controls, license requirements and restrictions on the export, import, and use of products that contain encryption technology. In addition, from time to time, governmental agencies have proposed additional requirements for encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Restrictions on the sale or distribution of products containing encryption technology may prevent the Company from selling or distributing the BlackBerry solution in certain markets or may require the Company to make changes to the encryption technology that is embedded in its products to comply with such restrictions. Government restrictions, or changes to the Company's products to comply with such restrictions, could delay or prevent the acceptance and use of the Company's products and services. Some of the Company's competitors do not have the same level of encryption in their technology and some foreign competitors may be subject to less stringent controls on the export, import, and use of encryption technologies in certain markets. As a result, these competitors may be able to compete more effectively than the Company can in those markets. In addition, the United States, Canada and other countries have imposed export controls that prohibit the export of encryption technology to certain countries, entities and individuals. The Company's failure to comply with export, import, and use regulations concerning encryption technology could subject the Company to sanctions and penalties, including fines, and suspension or revocation of export or import privileges.

Recently enacted and proposed changes in securities laws and related regulations could result in increased costs to the Company

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of Sarbanes-Oxley Act of 2002 ("Sarbanes") in the United States and recent rules enacted and proposed by the SEC and NASDAQ as well as Part XXIII.1 of the Securities Act (Ontario) and related rules, have resulted in increased costs to the Company as it responds to the new requirements. In particular, complying with the internal control over financial reporting requirements of Section 404 of Sarbanes is resulting in increased internal costs and higher fees from the Company's independent accounting firm. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services -- all of which could cause the Company's general and administrative costs to increase beyond what the Company currently has planned. The new rules also could make it more difficult for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its Board of Directors, on committees of its Board of Directors, or as executive officers. The Company cannot yet estimate the amount of total additional costs it may incur or the timing of such costs as it implements these new and proposed rules.

The sale of the Company's products is dependent upon the continued use and expansion of the Internet.

Increased sales of the Company's products and services will depend, in part, upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons. The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet, or the use of information collected from communications or transactions over the Internet, or may seek to tax Internet commerce, could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the Company's products and services may be materially adversely affected.

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

The Company's future effective tax rate will depend on the relative profitability of the Company's domestic and foreign operations, the statutory tax rates and taxation laws of the related tax jurisdictions, the tax treaties between the countries in which the Company operates, and the timing of the release, if any, of the valuation allowance.

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

Common Share Repurchase Program

On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares over the next 12 months. This represents approximately 5% of the Company's outstanding shares.

During fiscal 2006, the Company repurchased 6.3 million common shares pursuant to the Common Share Repurchase Program at a cost of $391.2 million. All common shares repurchased by the Company, pursuant to the Common Share Repurchase Program. have been cancelled.

MARKET FOR SECURITIES OF THE COMPANY

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "RIM" and are quoted for trading on the NASDAQ National Market under the symbol "RIMM". The volume of trading and price ranges of the Company's Common Shares on NASDAQ National Market and the Toronto Stock Exchange are set out in the following table:



------------------------- ---------------------------------------------- ---------------------------------------------
                                       Common Shares - TSX                          Common Shares - NASDAQ

                          ---------------------------------------------- ---------------------------------------------
                        Price Range                                    Price Range
       Month             (Cdn. $)          Average Daily Volume           (US$)              Average Volume
----------------- ---------------------- ----------------------- ---------------------- ----------------------
March 2005           $72.93 - $99.99               788,681          $60.63 - $83.13              13,465,827
----------------- ---------------------- ----------------------- ---------------------- ----------------------
April 2005           $79.90 - $94.75               541,442          $63.60 - $77.22              10,427,385
----------------- ---------------------- ----------------------- ---------------------- ----------------------
May 2005            $80.00 - $104.56               751,719          $64.17 - $82.82              10,214,895
----------------- ---------------------- ----------------------- ---------------------- ----------------------
June 2005           $89.25 - $104.60               566,959          $72.01 - $83.90              10,229,836
----------------- ---------------------- ----------------------- ---------------------- ----------------------
July 2005            $82.80 - $91.80               354,915          $68.00 - $73.90               5,570,835
----------------- ---------------------- ----------------------- ---------------------- ----------------------
August 2005          $82.57 - $93.40               406,381          $68.91 - $78.32               5,866,004
----------------- ---------------------- ----------------------- ---------------------- ----------------------
September 2005       $79.30 - $96.36               511,733          $68.30 - $81.59               7,329,390
----------------- ---------------------- ----------------------- ---------------------- ----------------------
October 2005         $67.47 - $79.57               606,970          $57.40 - $68.10               8,849,652
----------------- ---------------------- ----------------------- ---------------------- ----------------------
November 2005        $70.86 - $80.43               555,504          $60.52 - $67.50               7,213,380
----------------- ---------------------- ----------------------- ---------------------- ----------------------
December 2005        $70.40 - $79.91               540,810          $60.75 - $68.30               6,665,185
----------------- ---------------------- ----------------------- ---------------------- ----------------------
January 2006         $73.50 - $85.61               455,195          $64.25 - $73.32               4,166,350
----------------- ---------------------- ----------------------- ---------------------- ----------------------
February 2006        $78.65 - $85.10               500,025          $68.35 - $74.15               6,551,331
----------------- ---------------------- ----------------------- ---------------------- ----------------------



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



---------------------------------------------------------------- ---------------- ----------------------------------

Name,   Municipality   of  Residence   and  Present                 Director        Position(s) with
 Principal Occupation                                               Since             the Company
--------------------------------------------------------------- ---------------- ----------------------------------
James L. Balsillie
Waterloo, Ontario                                                     1993        Director, Chairman and
Chairman and Co-Chief Executive Officer, RIM                                      Co-Chief Executive Officer
---------------------------------------------------------------- ---------------- ----------------------------------
Michael Lazaridis
Waterloo, Ontario                                                     1984        Director, President and
President and Co-Chief Executive Officer, RIM                                     Co-Chief Executive Officer
---------------------------------------------------------------- ---------------- ----------------------------------
Douglas E. Fregin
Waterloo, Ontario                                                     1985        Director and Vice-President,
Vice-President, Operations, RIM                                                   Operations
---------------------------------------------------------------- ---------------- ----------------------------------
Dr. Douglas Wright, O.C. (1) (2) (3)
Waterloo, Ontario                                                     1995        Director
President Emeritus, University of Waterloo
---------------------------------------------------------------- ---------------- ----------------------------------
James Estill (1) (3)
Guelph, Ontario                                                       1997        Director
Chief Executive Officer, SYNNEX Canada Ltd.
---------------------------------------------------------------- ---------------- ----------------------------------
E. Kendall Cork (1) (2) (3)                                           1998        Director
Hillsburgh, Ontario
Managing Director, Sentinel Associates Ltd.
---------------------------------------------------------------- ---------------- ----------------------------------
John Richardson, FCA (1) (3)                                          2003        Director
Toronto, Ontario
Chairman, Ontario Pension Board
---------------------------------------------------------------- ---------------- ----------------------------------
Larry Conlee
Waterloo, Ontario                                                      N/A        Chief Operating Officer, Product
Chief Operating Officer, Product Development and                                  Development and Manufacturing
Manufacturing, RIM
---------------------------------------------------------------- ---------------- ----------------------------------
Dennis Kavelman
Waterloo, Ontario                                                      N/A        Chief Financial Officer and
Chief Financial Officer, RIM                                                      Corporate Secretary
---------------------------------------------------------------- ---------------- ----------------------------------
Don Morrison
Toronto, Ontario                                                       N/A        Chief Operating Officer,
Chief Operating Officer, BlackBerry , RIM                                         BlackBerry
---------------------------------------------------------------- ---------------- ----------------------------------


Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nomination Committee

As at March 4, 2006, the above directors and senior officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company representing approximately 15% of the issued and outstanding common shares of the Company.

During the past five years, each of the directors and officers of the Company has been engaged in his current principal occupation as specified above.

The Company has an Audit Committee, Compensation Committee and Nomination Committee the members of which are noted above. The Company does not have an Executive Committee or Corporate Governance Committee.

Cease Trade Orders

         None of the Company's directors or senior executive officers:

         (a) is, as at the date hereof, or has been, within 10 years before the date of the AIF, a director or executive officer of any company (including the company in respect of which the information is being prepared) that, while that person was acting in that capacity,

                  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed directors.

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

The following are the members of the committee, each of whom is a director of the Company and is independent and financially literate under Section 1.4 and
1.5 of Multilateral Instrument 52-110-Audit Committees. The members of the audit committee bring significant skill and experience to their responsibilities including professional experience in accounting, business and finance. The specific education and experience of each such member that is relevant to the performance of his responsibilities as a member of the audit committee is set out below:

Dr. Douglas Wright, O.C. (Chair) - Dr. Wright is the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University of Waterloo, and was the first Dean of Engineering at the University. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc. and Comdev.

Kendall Cork, B.Comm. - Mr. Cork is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce Degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer with Noranda Inc. from 1980 to 1987, and held various other financial positions at Noranda Inc. from 1959 to 1988. Mr. Cork currently sits on a number of boards including United Corporations.

Jim Estill, B.Sc. - Mr. Estill joined SYNNEX Canada Limited ("SYNNEX") as Chief Executive Officer in September 2004 after the acquisition of EMJ Data Systems Limited, the company he founded and was President and CEO of, by SYNNEX. SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products to more than 8,000 resellers throughout Canada.

John Richardson, B. Comm., MBA, FCA - Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and FCA from the Canadian Institute of Chartered Accountants. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. He was a former senior partner of Clarkson Gordon & Co, Executive Vice President of Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with the Insurance Bureau of Canada and the Facility Association. Mr. Richardson is currently Chairman of Boiler Inspection and Insurance Co.

Limited, a director of Intertape Polymer Group and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.

As set out in the committee's charter, the committee is responsible for pre-approving all non-audit services to be provided to the Company by its external auditor. The Company's practice requires senior management to report to the Audit Committee any provision of services by the auditors and requires consideration as to whether the provision of the services other than audit services is compatible with maintaining the auditor's independence. All audit and audit-related services are pre-approved by the Audit Committee.

RIM's external auditor is Ernst & Young LLP, who is to be nominated for re-appointment at the annual general meeting of shareholders to be held on July 18, 2006. The following table sets forth the approximate fees we have incurred in using the services of Ernst & Young LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars - amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):




----------------------- --------------- ----------------------- ---------------- ------------------ ------------------
  Fiscal Year ended       Audit Fees      Audit-Related Fees       Tax Fees       All Other Fees          Total

----------------------- --------------- ----------------------- ---------------- ------------------ ------------------
March 4, 2006              $804,000            $60,000             $152,000             $0             $1,016,000
----------------------- --------------- ----------------------- ---------------- ------------------ ------------------
February 26, 2005          $706,000            $63,000              $56,000             $0              $825,000
----------------------- --------------- ----------------------- ---------------- ------------------ ------------------




TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada, Toronto, Ontario.


MATERIAL CONTRACTS

The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, on or after January 1, 2002, other than entering into a licensing and settlement agreement with NTP (the "Settlement and Licensing Agreements") both of which can be found under the Company's profile on www.sedar.com. The Settlement and Licensing Agreements are summarized in the Company's material change report filed on SEDAR on March 10, 2006, which is incorporated by reference in the AIF.


INTERESTS OF EXPERTS

Ernst & Young LLP has delivered an auditor's report in respect of the consolidated financial statements of the Corporation for the year ended March 4, 2006. To the best of management's knowledge, Ernst & Young LLP has no registered or beneficial interests, direct or indirect, in any securities or other property of the Company.

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE

Additional information related to the Company can be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company's audited consolidated financial statements and the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the year ended March 4, 2006, which can be found at www.sedar.com.

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

The Company will provide to any person, upon request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

                  (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                                    (i) one copy of the current AIF of the
                           Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

                                    (ii) one copy of the comparative
                           consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying reports of the auditors and one copy of the most recent interim consolidated financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, all prepared in accordance with U.S. GAAP;

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

GLOSSARY

Set forth below are certain terms defined as they are used in this annual information form:




         ----------------------- -----------------------------------------------------------------
         1xRTT                   Single  carrier (1X) Radio  Transmission  Technology.  1xRTT the
                                 first  phase  in  CDMA's  evolution  to  third-generation   (3G)
                                 technology.  1xRTT  networks  should  allow for greater  network capacity (more users;  fewer dropped calls) high bit rate packet data transfer.
         ----------------------- -----------------------------------------------------------------
         2.5G and 3G Wireless    Third  generation  (3G) wireless is a global  framework  that is
                                 implemented   regionally   in  Europe   (UMTS),   North  America
                                 (CDMA2000)   and  Japan  (NTT   DoCoMo).   3G  is  designed  for
                                 high-speed  wireless  multimedia  data  and  voice.  It plans to offer  high-quality audio and video and advanced global roaming,
                                 which   means   users   would  be  able  to  go   anywhere   and
                                 automatically  be  handed  off to  whatever  wireless  system is available.  2.5G is the initial step towards 3G wireless that is currently being implemented  around the world.  Other names that refer to these wireless  protocols  include GPRS,  1xRTT,  UMTS,
                                 EDGE and CDMA 2000.
         ----------------------- -----------------------------------------------------------------
         3GPP                    The   3rd   Generation   Partnership   Project   (3GPP)   is   a
                                 collaboration  agreement that was established in December 1998.
                                 The   collaboration   agreement  brings  together  a  number  of
                                 telecommunications  standards  bodies.  The  original  scope  of
                                 3GPP   was   to   produce    globally    applicable    Technical
                                 Specifications  and  Technical  Reports  for  a  3rd  Generation
                                 Mobile  System based on evolved GSM core  networks and the radio
                                 access   technologies   that  they   support.    The  scope  was
                                 subsequently  amended to include the maintenance and development of the Global System for Mobile  communication  (GSM)  Technical
                                 Specifications  and Technical  Reports  including  evolved radio access  technologies  (e.g.  General Packet Radio Service (GPRS)
                                 and Enhanced Data rates for GSM Evolution (EDGE)).
         ----------------------- -----------------------------------------------------------------
         AES-256                 encryption  AES  stands  for  Advanced  Encryption  Standard  - a
                                 symmetric   key    encryption    technology.    The    BlackBerry
                                 implementation  of AES algorithm uses a 256-bit  encryption  key.
                                 The larger key size provides for maximum protection of your data.
         ----------------------- -----------------------------------------------------------------

         Analog                  Analog transmission uses energy waves to transmit information. In the case of  wireless  voice  transmission,  the sound waves of a human  voice are
         ----------------------- -----------------------------------------------------------------



         ----------------------- -----------------------------------------------------------------
                                 converted   directly   to   specific,    continuously    variable
                                 characteristics   of  a  radio  wave.   Broadcast  and  telephone
                                 transmission have typically used analog technology.
         ----------------------- -----------------------------------------------------------------
         ASIC                    Application Specific Integrated Circuit.
         ----------------------- -----------------------------------------------------------------
         Bluetooth(R)            Bluetooth  is a  specification  for  the use of  low-power  radio communications  to  wirelessly  link phones,  computers and other network devices over short distances.
         ----------------------- -----------------------------------------------------------------
         CDMA                    Code  Division   Multiple  Access.  A  method  for  transmitting
                                 simultaneous signals over a shared portion of the spectrum.  The foremost  application  of CDMA  is the  digital  cellular  phone technology  from  QUALCOMM  that operates in the 800MHz band and
                                 1.9GHz  PCS  band.  Unlike  GSM  and  TDMA,  which  divides  the spectrum into different time slots,  CDMA uses a spread spectrum technique to assign a code to each conversation.
         ----------------------- -----------------------------------------------------------------
         DataTAC                 A wireless  packet-switched network, which evolved from a network developed by IBM and Motorola for their repair crews.
         ----------------------- -----------------------------------------------------------------
         Denial of  Service      An attack  designed  to flood a network  with unnecessary
         Attack                  traffic in order to prevent  legitimate users of a system from having access.
         ----------------------- -----------------------------------------------------------------
         digital                 A  way  of  processing  information  by  storing  it  as  binary numbers.  A digital  circuit is either on or off,  and a digital signal is either present or absent. Contrast with analog.
         ----------------------- -----------------------------------------------------------------
         EDGE                    See 2.5G and 3G Wireless Technologies.
         ----------------------- -----------------------------------------------------------------
         EvDO                    EvDO is a high-speed  network protocol used for wireless Internet data  communications.  The acronym is short for "Evolution,  Data
                                 Only" or  "Evolution,  Data  Optimized".  It is one of the  major
                                 Third  Generation,  or 3G,  wireless  standards.  Some CDMA 1xRTT carriers  are in the  process of  implementing  this  protocol on their networks.
         ----------------------- -----------------------------------------------------------------
         FIPS 140-2              A standard that describes U.S and Canadian Federal government requirements for the design and implementation of a
                                 cryptographic module.  This requirements outlined within this standard define the criteria that a vendor must follow to
                                 implement their cryptographic module at the desired security level.  A security system protecting unclassified information must satisfy these requirements.
         ----------------------- -----------------------------------------------------------------



         ----------------------- -----------------------------------------------------------------
         GPRS                    General Packet Radio Service. An enhancement to the GSM (see below) mobile  communications  system that supports data packets.
                                 GPRS enables  continuous flows of IP data packets over the system for such  applications  as Web  browsing  and data  access.  GPRS differs from GSM's short messaging  service,  which is limited to messages of 160 bytes in length.
         ----------------------- -----------------------------------------------------------------




         ----------------------- -----------------------------------------------------------------
         GSM                     Global  System for  Mobile  Communications.  A digital  cellular phone  technology  based on TDMA that is the predominant  system in Europe,  but is also used around the world.  Operating in the
                                 900MHz  and  1.8GHz  bands in Europe  and the 1.9GHz PCS band in the U.S., GSM defines the entire cellular  system,  not just the air interface  (i.e.  TDMA,  CDMA).  GSM phones use a Subscriber
                                 Identity  Module  (SIM) smart card that  contains  user  account information.
         ----------------------- -----------------------------------------------------------------
         iDEN                    Integrated Digital Enhanced Network.  A wireless  communications technology from Motorola that provides support for voice,  data, short messages  (SMS) and dispatch radio (two-way  radio) in one phone.  Operating  in the 800MHz  and 1.5GHz  bands and based on
                                 TDMA,  iDEN uses  Motorola's  VSELP  (Vector Sum Excited  Linear
                                 Predictors)  vocoder for voice compression and QAM modulation to deliver 64 Kbps over a 25 kHz  channel.  Each 25 kHz channel can be  divided  six  times  to  transmit  any mix of  voice,  data, dispatch or text message.  Used by various  carriers  around the globe,  Nextel  Communications  provides  nationwide coverage in the U.S.
         ----------------------- -----------------------------------------------------------------
         ISP                     Internet  Service  Provider.  A business that supplies  Internet connectivity  services  to  individuals,  businesses  and  other organizations.
         ----------------------- -----------------------------------------------------------------
         J2ME                    Java 2 Platform,  Micro  Edition.  A version of Java 2 for small devices  such as PDA's,  phones  and  handhelds.  The  Connected
                                 Limited Device  Configuration  (CLDC)  provides the  programming interface  for  wireless  applications.  The Mobile  Information
                                 Device   Profile  (MIDP)   provides   support  for  a  graphical
                                 interface,  networking  and  storage.  J2ME  uses the K  Virtual
                                 Machine  (KVM), a specialized  virtual  machine for devices with limited memory.
         ----------------------- -----------------------------------------------------------------
         Java                    An  object-oriented   programming  language,   developed  by  Sun
                                 Microsystems,  Inc.  Java(TM)  was  designed  to  be  secure  and platform-neutral such that it can be run on any type of platform,
                                 making  a  Java  a  useful  language  for  programming   Internet
                                 applications.
         ----------------------- -----------------------------------------------------------------
         Mobitex                 A packet-switched network technology developed by Ericsson Mobile
                                 Data  Design  that   consists  of  fixed  and  mobile   terminals
                                 interconnected by the network.
         ----------------------- -----------------------------------------------------------------



         ----------------------- -----------------------------------------------------------------
         NOC                     Network  Operations  Centre.  A  central  location  for  network management.  It  functions  as  a  control  centre  for  network monitoring, analysis and accounting.
         ----------------------- -----------------------------------------------------------------
         OEM                     Original  Equipment  Manufacturer,  a licensee or  purchaser of a product who  typically  resells that product  under another trade name, in different packaging,  or combined with other products or services. OEM licensing arrangements are sometimes referred to as
                                 "private label" licensing.
         ----------------------- -----------------------------------------------------------------
         PBX                     Private Branch Exchange;  A private telephone network used within an  enterprise.  Users  share a fixed  number  of  outside  lines instead  of  being  provided  with  one  outside  line  for  each individual  user. This allows for use of extensions as opposed to direct dial numbers.
         ----------------------- -----------------------------------------------------------------
         PDA                     Personal digital assistant, a hand held portable microcomputer.
         ----------------------- -----------------------------------------------------------------
         POP3                    POP3 uses the Simple Mail Transfer Protocol.  2.5G - See 2.5G and
                                 3G Wireless
         ----------------------- -----------------------------------------------------------------
         packet-switched         A network in which the data to be  transmitted  is divided  into
         network                 standard-sized  packets,  each of which is given the  receiver's address. Each of the packets that makes up the transmission travels  separately;  packets do not have to travel in  sequence or by the same  paths.  When all the  packets  have  arrived  at their  destination,  the  receiver  reassembles  them  into  the original message.
         ----------------------- -----------------------------------------------------------------
         Prosumer                Prosumer  refers to  `professional  consumers'.  The  prosumer is
                                 typically   looking  to  purchase   and  use   professional-level
                                 equipment for both their business and personal lives.

                                 BlackBerry  Prosumer is a hosted  wireless  email  solution  for professional consumers that does not include access to the
                                 BlackBerry Enterprise Server solution.
         ----------------------- -----------------------------------------------------------------
         SDK                     Software  Developers Kit A set of software routines and utilities used to help programmers write an application.
         ----------------------- -----------------------------------------------------------------
         SME                     Small and Medium size Enterprise
         ----------------------- -----------------------------------------------------------------



         ----------------------- -----------------------------------------------------------------
         S/MIME                  Secure/Multipurpose  Internet Mail  Extensions - a protocol that adds digital  signatures  and/or  encryption  to the contents of email  messages.  S/MIME  provides for message  confidentiality, integrity  and  authenticity.  S/MIME  is a  vendor  independent internet  standard for  securing  email  communications  and has
                                 been  widely   adopted  by   government   and   private   sector
                                 organizations.
         ----------------------- -----------------------------------------------------------------
         SMS                     Short Message Service.  A text message service that enables short messages of generally no more than 140-160  characters  in length to be sent and transmitted  from a wireless device and is broadly supported  on  cellular  phones.  SMS was  introduced  in the GSM system  and later  supported  by all other  digital-based  mobile communications systems.
         ----------------------- -----------------------------------------------------------------
         SMT                     Surface  Mount  Technology.   A  production  technology  whereby
                                 components  are mounted  directly  onto the surface of a printed circuit board.
         ----------------------- -----------------------------------------------------------------
         SureType                SureType   technology,   developed   by   Research  In  Motion(R),
                                 integrates   a   traditional   phone   keypad   and  a  familiar
                                 QWERTY-style  keyboard with intuitive  software that "learns" as you type,  recognizing  word patterns and allowing you to easily
                                 enter  information.   This  technology  allows  you  to  easily,
                                 quickly,  and accurately  enter words without having to get used to a  non-QWERTY-based  keyboard  layout.  SureType also has the ability to recognize  character letter sequences that are common in the English language, such as "ing".
         ----------------------- -----------------------------------------------------------------
         Triple  DES             Triple Data Encryption  Standard. A specification for encryption
         Encryption Standard     for  computer  data  developed  by IBM and adopted by the United
                                 States government.  DES uses a 56-bit encryption key. Triple DES uses a more sophisticated  112-bit encryption key and is used by the American Banking Association.
         ----------------------- -----------------------------------------------------------------


                                   APPENDIX A

                      CHARTER OF THE AUDIT COMMITTEE OF THE
                BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

-----------------------------------------------------------------------------

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

3.       COMPOSITION OF THE COMMITTEE

         Each member of the Committee shall be an "independent" director within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the rules promulgated thereunder by the Securities and Exchange Commission (the "SEC"), the rules of the Nasdaq Stock Market ("Nasdaq") and Multilateral Instrument 52-110 "Audit Committees" of the securities regulators in Canada (the "Canadian Regulators"), and, as such, shall be free from any relationship that may interfere with the exercise of his or her independent judgment as a member of the Committee. A majority of the members of the Committee shall be resident Canadians.


         All members of the Committee shall be financially literate at the time of their election to the Committee. "Financial literacy" shall be determined by the Board in the exercise of its business judgment, and shall include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation's financial statements. At least one member of the Committee shall be an "audit committee financial expert" with the meaning of Section 407 of Sarbanes-Oxley and the rules promulgated thereunder by the SEC.

         Committee members, if they or the Board deem it appropriate, may enhance their understanding of finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant or firm.

4.       MEETINGS OF THE COMMITTEE

         The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Committee shall meet at least annually with management and the Corporation's independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups or persons believe should be discussed privately. In addition, the Committee should meet or confer with the independent auditors and management to review the Corporation's financial statements, MD&A, annual and interim earnings press releases and related filings prior to their public release and filing with the Ontario Securities Commission, the SEC or any other regulatory body. The Chairman should work with the Chief Financial Officer and management to establish the agendas for Committee meetings. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee's activities and provide copies of such minutes to the Board.

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

         The independent auditors must report and otherwise communicate directly to the Committee and are accountable to the Committee (as representatives of the shareholders of the Corporation).

         The Committee's oversight responsibilities include (1) the approval of all audit engagement fees and terms; (2) the pre-approval of all audit services and permissible non-audit services to the Corporation or its subsidiaries as required by applicable U.S. and Canadian law;(3) the resolution of disagreements between management and the independent auditors regarding financial reporting; and (4) the establishment of procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

         The Committee is responsible to ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and will periodically assess the adequacy of those procedures.

         The Committee is also responsible for ensuring that the Corporation's independent auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditors and the Corporation and actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and for taking appropriate action to ensure the independence of the independent auditors within the meaning of applicable U.S. and Canadian law. The Committee will review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation.

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

6.       FUNDING

         The Committee's effectiveness may be compromised if it is dependent on management's discretion to compensate the independent auditors or the advisors employed by the Committee. Consequently, the Corporation shall provide for appropriate funding, as determined by the Committee, for payment of any compensation (1) to any independent auditors engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Corporation, and (2) to any independent counsel or other advisors employed by the Committee.

7.       DISCLOSURE AND REVIEW OF CHARTER

         The charter shall be (1) published in the Corporation's annual report, information circular or annual information form of the Corporation as required by law; and (2) be posted in an up-to-date format on the Corporation's web site. The Committee should review and reassess annually the adequacy of this Charter as required by the applicable rules of Nasdaq, the Toronto Stock Exchange, the SEC or the Canadian Regulators.

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

                                   APPENDIX B

              SELECTED STRATEGIC CARRIER RELATIONSHIPS, FISCAL 2006


North America                         Europe                         Asia Pacific              South America & Africa
ALLTEL                                Amena                          3 Hong Kong               BTC - Bahamas
Bell Mobility                         Avea                           Airtel                    Cable & Wireless
Cbeyond                               BASE                           CSL                       Digicel
Cellular South                        Bouygues France                Dialog                    Entel Chile
Cincinati Bell Wireless               BT Mobile                      Globe                     Mobility Bermuda
Cingular Wireless                     Cellcom                        Hutchison                 Setar - Aruba
Dobson Communications                 Cosmote Greece                 Indosat                   TIM
EarthLink Wireless                    E-Plus                         M1                        TSTT - Trinidad & Tobago
Edge Wireless                         KPN                            Maxis                     Telcel Mexico
Motient                               MobiFon                        Mobilink
MTS Mobility                          Mobilkom                       Optus
Nextel                                Mobistar                       SingTel
Rogers Wireless                       O2                             SmarTone
SaskTel                               Orange                         StarHub
Sprint                                Polkomtel                      Sunday
TBay Tel                              PTC Poland                     Telkomsel
Telecommunication Systems             Partner Communications         Telstra
Telus (MIKE)                          SFR                            Vodafone
Telus Mobility                        Siminn Iceland
T-Mobile USA                          Swisscom
Triton                                Tango
USCC (US Cellular)                    Telefonica
Velocita Wireless                     Telfort
Verizon Wireless                      TIM Italy
                                      TIM Greece
                                      TMN
                                      T-Mobile
                                      Turkcell
                                      VIPNet
                                      Vodafone


                                                                  Document No. 2

                       [ERNST & YOUNG LLP GRAPHIC OMITTED]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at March 4, 2006, February 26, 2005 and February 28, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 4, 2006, February 26, 2005 and February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 4, 2006, February 26, 2005 and February 28, 2004 and the consolidated results of its operations and its cash flows for the years ended March 4, 2006, February 26, 2005 and February 28, 2004 in conformity with United States generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP
Toronto, Canada,                                           Chartered Accountants
April 3, 2006. Except for note 12(b),
as to which the date is May 5, 2006.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                      (United States dollars, in thousands)

Consolidated Balance Sheets                                     As at
                                                  -----------------------------
                                                      March 4,     February 26,
                                                        2006           2005
                                                  -----------------------------

Assets
Current

  Cash and cash equivalents (note 4(a))           $   459,540      $   610,354
  Short-term investments (note 4(b))                  175,553          315,495
  Trade receivables                                   315,278          227,750
  Other receivables                                    31,861           13,125
  Inventory (note 5)                                  134,523           92,489
  Restricted cash (note 15)                                 -          111,978
  Other current assets (note 19)                       45,035           22,857
  Deferred income tax asset (note 9)                   94,789          150,200
                                                --------------    -------------
                                                    1,256,579        1,544,248

Investments (note 4(b))                               614,309          753,868

Capital assets (note 6)                               326,313          210,112

Intangible assets (note 7)                             85,929           83,740

Goodwill                                               29,026           29,026
                                                --------------    -------------
                                                 $  2,312,156     $  2,620,994
                                                ==============    =============

Liabilities
Current

  Accounts payable                               $     94,954       $   68,464
  Accrued liabilities (notes 13 and 18 (c))           144,912           87,133
  Accrued litigation and related expenses
    (note 15)                                               -          455,610
  Income taxes payable (note 9)                        17,584            3,149
  Deferred revenue                                     20,968           16,235
  Current portion of long-term debt (note 10)             262              223
                                                -------------     ------------
                                                      278,680          630,814

Long-term debt (note 10)                                6,851            6,504

Deferred income tax liability (note 9)                 27,858                -
                                                -------------     ------------
                                                      313,389          637,318
                                                -------------     ------------

Shareholders' Equity
Capital stock (note 11)
  Authorized - unlimited number of non-voting,
  cumulative, redeemable, retractable preferred
  shares; unlimited number of non-voting,
  redeemable, retractable Class A common shares
  and an unlimited number of voting common
  shares Issued - 186,001,765 voting common
  shares (February 26, 2005 - 189,484,915)          1,852,713        1,892,266
Retained earnings                                     148,028           94,181
Accumulated other comprehensive income (loss)
   (note 17)                                           (1,974)          (2,771)
                                                --------------    -------------
                                                    1,998,767        1,983,676
                                                --------------    -------------
                                                 $  2,312,156     $  2,620,994
                                                ==============    =============

Commitments and contingencies (notes 10, 12, 14 and 19)
See notes to the consolidated financial statements.

On behalf of the Board:

/s/ Jim Balsillie                                      /s/ Mike Lazaridis
-----------------------                                -----------------------
Jim Balsillie                                          Mike Lazaridis
Director                                               Director


                                            Research In Motion Limited
                                       (United States dollars, in thousands)

                                  Consolidated Statements of Shareholders' Equity


                                                                                         Retained       Accumulated
                                                                         Common Share    Earnings         Other
                                                             Common       Purchase     (Accumulated     Comprehensive
                                                             Shares        Warrants       Deficit)       Income (loss)     Total
                                                         --------------------------------------------------------------------------
Balance as at March 1, 2003                                  $  874,007    $    370    $  (171,035)     $    7,597     $  710,939

Comprehensive income (loss):
    Net income                                                        -           -         51,829               -         51,829
    Net change in unrealized gains on investments
      available for sale                                              -           -              -           1,854          1,854
    Net change in derivative fair value during the year               -           -              -          11,941         11,941
    Amounts reclassified to earnings during the year                  -           -              -          (9,912)        (9,912)

Shares issued:
    Exercise of stock options                                    49,771           -              -               -         49,771
    Issue of common shares                                      944,869           -              -               -        944,869
    Share issue costs                                           (39,629)          -              -               -        (39,629)
    Exercise of warrants                                            370        (370)             -               -              -
                                                         --------------------------------------------------------------------------
Balance as at February 28, 2004                             $ 1,829,388    $      -    $  (119,206)     $   11,480    $ 1,721,662

Comprehensive income (loss):
    Net income                                                        -           -        213,387               -        213,387
    Net change in unrealized gains on investments
      available for sale                                              -           -              -         (18,357)       (18,357)
    Net change in derivative fair value during the year               -           -              -           8,446          8,446
    Amounts reclassified to earnings during the year                  -           -              -          (4,340)        (4,340)

Shares issued:
    Exercise of stock options                                    54,151           -              -               -         54,151
    Deferred income tax benefit attributable to fiscal
       2004 financing costs                                       8,727           -              -               -          8,727
                                                         --------------------------------------------------------------------------
Balance as at February 26, 2005                             $ 1,892,266     $     -     $   94,181      $   (2,771)    $1,983,676

Comprehensive income (loss):
    Net income                                                        -           -        382,078               -        382,078
    Net change in unrealized gains on investments
      available for sale                                              -           -              -          (5,888)        (5,888)
    Net change in derivative fair value during the year               -           -              -          18,029         18,029
    Amounts reclassified to earnings during the year                  -           -              -         (11,344)       (11,344)

Shares issued:
    Exercise of stock options                                    23,269           -              -               -         23,269
    Common shares repurchased pursuant to
      Common Share Repurchase Program                           (62,981)          -       (328,231)              -       (391,212)
    Issuance of restricted share units                              159           -              -               -            159
                                                         --------------------------------------------------------------------------
Balance as at March 4, 2006                                 $ 1,852,713     $     -     $  148,028      $   (1,974)    $1,998,767
                                                         ==========================================================================

See notes to the consolidated financial statements.



                                             Research In Motion Limited
                            (United States dollars, in thousands, except per share data)


Consolidated Statements of Operations

                                                                                              For the Year Ended
                                                                            ----------------------------------------------------
                                                                                March 4,           February 26,    February 28,
                                                                                  2006                 2005            2004
                                                                            -----------------    -----------------  -----------
Revenue                                                                         $  2,065,845     $  1,350,447     $   594,616
Cost of sales                                                                        925,215          635,914         323,365
                                                                            -----------------    -------------  --------------
Gross margin                                                                       1,140,630          714,533         271,251
                                                                            -----------------    -------------  --------------
Expenses

  Research and development (note 14)                                                 157,629          101,180          62,638
  Selling, marketing and administration (notes 18(d) and 19)                         311,420          190,730         108,492
  Amortization                                                                        49,951           35,941          27,911
  Litigation (note 15)                                                               201,791          352,628          35,187
                                                                            -----------------    -------------  --------------
                                                                                     720,791          680,479         234,228
                                                                            -----------------    -------------  --------------
Income from operations                                                               419,839           34,054          37,023

  Investment income                                                                   66,218           37,107          10,606
                                                                            -----------------    -------------  --------------
Income before income taxes                                                           486,057           71,161          47,629
                                                                            -----------------    -------------  --------------
Provision for (recovery of) income taxes (note 9)
  Current                                                                             14,515            1,425          (4,200)
  Deferred                                                                            89,464         (143,651)              -
                                                                            -----------------    -------------  --------------
                                                                                     103,979         (142,226)         (4,200)
                                                                            -----------------    -------------  --------------
Net income                                                                       $   382,078      $   213,387      $   51,829
                                                                            =================    =============  ==============
Earnings per share (note 16)

  Basic                                                                           $     2.02       $     1.14      $     0.33
                                                                            =================    =============  ==============

  Diluted                                                                         $     1.96       $     1.09      $     0.31
                                                                            =================    =============  ==============


See notes to the consolidated financial statements.


                                           Research In Motion Limited
                                      (United States dollars, in thousands)

                                      Consolidated Statements of Cash Flows


                                                                                  For the Year Ended
                                                                  -----------------------------------------------------
                                                                     March 4,         February 26,      February 28,
                                                                       2006               2005              2004
                                                                  ----------------   ----------------  ----------------

Cash flows from operating activities

Net income                                                         $  382,078         $  213,387        $   51,829

Items not requiring an outlay of cash:

  Amortization                                                         85,873             66,760            54,529
  Deferred income taxes                                                77,938           (143,651)                -
  Issuance of restricted share units                                      159                  -                 -
  Loss (gain) on disposal of capital assets                              (147)               (69)              223
  Loss on foreign currency translation of long-term debt                  597                 12               859
  Unrealized foreign exchange loss (gain)                                  57                (80)                -

Net changes in working capital items (note 18(a))                    (396,464)           141,623           (43,605)
                                                                  ------------   ----------------  ----------------
                                                                      150,091            277,982            63,835
                                                                  ------------   ----------------  ----------------
Cash flows from financing activities

Issuance of share capital                                              23,269             54,151           994,640
Financing costs                                                             -                  -           (39,629)
Common shares repurchased pursuant to Common Share
  Repurchase Program (note 11(a))                                    (391,212)                 -                 -
Repayment of long-term debt                                              (229)              (199)           (6,130)
                                                                  ------------   ----------------  ---------------
                                                                     (368,172)            53,952           948,881
                                                                   ------------   ----------------  ----------------

Cash flows from investing activities

Acquisition of investments                                           (103,179)          (615,098)         (186,989)
Proceeds on sale or maturity of investments                            61,495             18,385            43,746
Acquisition of capital assets                                        (178,732)          (109,363)          (21,815)
Acquisition of intangible assets                                      (23,702)           (17,061)          (32,252)
Business acquisitions (note 8)                                         (3,795)            (3,888)              478
Acquisition of short-term investments                                (199,194)          (227,072)          (24,071)
Proceeds on sale or maturity of short-term investments                514,431             76,022            24,071
                                                                  ------------   ----------------  ----------------
                                                                       67,324           (878,075)         (196,832)
                                                                  ------------   ----------------  ----------------

Effect of foreign exchange loss (gain) on cash and cash
  equivalents                                                             (57)                76              (146)
                                                                  ------------   ----------------  ----------------
Net increase (decrease) in cash and cash equivalents for
  the year                                                           (150,814)          (546,065)          815,738

Cash and cash equivalents, beginning of year                          610,354          1,156,419           340,681
                                                                  ------------   ----------------  ----------------

Cash and cash equivalents, end of year                             $  459,540         $  610,354       $ 1,156,419
                                                                  ============   ================  ================


See notes to the consolidated financial statements.


                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


NATURE OF BUSINESS

     Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld product line, software development tools, radio-modems and other hardware and software. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the NASDAQ National Market under the symbol RIMM.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  General

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented. The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b)  Fiscal year

     The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal year ended March 4, 2006 comprises 53 weeks compared to 52 weeks for the fiscal year ended February 26, 2005.

(c)  Basis of consolidation

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

(d)  Use of estimates

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

(e)  Foreign currency translation

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

(f)  Cash and cash equivalents

     Cash and cash equivalents consist of balances with banks and highly liquid investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at cost plus accrued interest, which approximates their fair value.

(g)  Trade receivables

     Trade receivables which reflect invoiced and accrued revenue are presented net of an allowance for doubtful accounts. The allowance was $1,551 at March 4, 2006 (February 26, 2005 - $1,697). Bad debt expense (recovery) was ($552) for the year ended March 4, 2006 (February 26, 2005 - ($500); February 28, 2004 - ($548)).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects the majority of trade receivables to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

     When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables balances could be further adjusted.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(h)  Investments

     The Company's investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

     Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments. Investments with maturities of one year or more are classified as Investments.

     In fiscal 2005, the Company reviewed its intent to continue to hold investments previously classified as held-to-maturity and determined this intent was no longer present. These investments were reclassified as available-for-sale, and prior period carrying values were adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5,399 in the carrying amount of investments at February 28, 2004, and an increase in accumulated other comprehensive income of $5,399 for the year ended February 28, 2004 (March 1, 2003 - increase of $4,158).

     Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Changes in market value are accounted for through accumulated other comprehensive income until such investments mature or are sold.

     The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down would be recorded.

(i)  Derivative financial instruments

     The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

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

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(j)  Inventories

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k)  Capital assets

     Capital assets are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

     Buildings, leaseholds and other             Straight-line over terms
                                                 between 5 and 40 years

     BlackBerry operations and other             Straight-line over terms
       information technology                    between 3 and 5 years

     Manufacturing equipment, research and       Straight-line over terms
       development equipment, and tooling        between 2 and 8 years

     Furniture and fixtures                      20% per annum declining balance

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

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


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

     Intangible assets are amortized as follows:

     Acquired technology     Straight-line over 2 to 5 years
     Licenses                Lesser of 5 years or on a per unit basis based upon
                             the anticipated number of units sold during the
                             terms of the license agreements
     Patents                 Straight-line over 17 years

(m)  Impairment of long-lived assets

     The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(n)  Goodwill

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

     The Company has one reporting unit which is the consolidated Company.

(o)  Income taxes

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred income tax assets and whether a valuation allowance is required.

     The Company has used the flow-through method to account for investment tax credits earned on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a reduction to income tax expense.

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

     Devices

     Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Service

     Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

     Software

     Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

     Non-recurring engineering contracts

     Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     Other

     Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

     Shipping and handling costs

     Shipping and handling costs are included in Cost of sales where they can be reasonably attributed to certain revenue; otherwise they are included in Selling, Marketing and Administration.

     Multiple-element arrangements

     The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(q)  Research and development

     The Company is engaged in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(r)  Government assistance

     The Company has received no government assistance in fiscal 2006, 2005 and 2004.

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

(s)  Statements of comprehensive income (loss)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 4. Realized gains or losses on available-for-sale investments are reclassified into earnings using the specific identification basis.

(t)  Earnings per share

     Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

(u)  Stock-based compensation plans

     The Company has stock-based compensation plans, which are described in note 11(b).

     Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the stock options. Any consideration paid by employees on exercise of stock options is credited to capital stock. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     method"). The exercise price of stock options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     At the Company's Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.

     RSU's are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSU's over the vesting period.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income and earnings per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:


                                                                  For the year ended
                                                     -------------------------------------------------
                                                          March 4,        February 26,    February 28,
                                                            2006              2005            2004
                                                     -------------------------------------------------
Net income - as reported                                 $   382,078       $  213,387       $  51,829
Stock-based compensation expense for the year                 22,022           22,487          20,033
                                                     -------------------------------------------------
Net income  - proforma                                   $   360,056       $  190,900       $  31,796
                                                     =================================================

Weighted-average number of shares
  outstanding (000's) - basic                                188,914          187,653         159,300
Effect of dilutive securities:  Employee stock
  options                                                      5,166            8,022           4,568
                                                     -------------------------------------------------

Weighted-average number of shares and
   assumed conversions - diluted                             194,080          195,675         163,868
                                                     =================================================

Proforma earnings per common share:
   Basic                                                  $     1.91        $    1.02       $    0.20
   Diluted                                                $     1.86        $    0.98       $    0.19


     The weighted-average fair value of options granted during the year was calculated using the Black-

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
  For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Scholes option-pricing model with the following assumptions:


                                                                         For the year ended
                                                         -------------------------------------------------------
                                                              March 4,       February 26,       February 28,
                                                               2006              2005              2004
                                                         -------------------------------------------------------
Number of options granted (000's)                                911              315               3,148
                                                         -------------------------------------------------------
Weighted-average Black-Scholes value of each option         $  36.74         $  31.58            $   8.29

Assumptions:
  Risk free interest rate                                       4.1%             3.3%                3.0%
  Expected life in years                                         4.0              4.0                 4.0
  Expected dividend yield                                         0%               0%                  0%
  Volatility                                                     60%              69%                 70%


(v)  Warranty

     The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

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

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


2.   ADOPTION OF ACCOUNTING POLICY

     Change in Capital Assets Amortization Method

     In fiscal 2005, the Company reviewed the estimated useful lives of capital assets used in manufacturing, and research and development operations and the application of the 20% declining balance amortization method. As a result of plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual amortization expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change in method of accounting was insignificant for fiscal 2006 and 2005.


3.   RECENTLY ISSUED PRONOUNCEMENTS

(a)  Other-Than-Temporary Impairment of Certain Investments

     In March 2004, the Emerging Issues Task Force ("EITF") released Issue No. 03-01 Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01"). EITF 03-01 provided guidance when an investment is considered impaired, whether that impairment is considered to be other-than temporary, and the measurement of an impairment loss. Rather than provide additional guidance on EITF 03-01, the FASB issued a proposed FASB Staff Position ("FSP") EITF 03-1-a Implementation Guidance for the Application of Paragraph 16 of EITF Issue 03-01, which superseded EITF 03-01 and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of Security Whose Cost Exceeds Fair Value. EITF 03-01-a was renamed FSP FAS 115-1 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP FAS 115-1 is effective for fiscal periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 is not expected to have a significant impact on the Company's results of operations or financial condition.

(b)  Stock-Based Compensation

     On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). As previously disclosed, the Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

(c)  Accounting Changes and Error Corrections

     In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 completely replaces APB Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005.


4.   CASH AND CASH EQUIVALENTS AND INVESTMENTS

(a) Cash and cash equivalents are recorded at fair value and comprise the following:


                                                   March 4,       February 26,
                                                    2006              2005
                                          -------------------------------------
Balances with banks                            $   80,825       $   26,005
Certificates of deposit                            30,053           10,012
Repurchase agreements                                   -              907
Commercial paper and corporate notes              348,662          573,430
                                          -------------------------------------
                                              $   459,540       $  610,354
                                          =====================================


     Cash and cash equivalents carry weighted-average yields of 4.2% as at March 4, 2006 (February 26, 2005 - 2.5%; February 28, 2004 - 1.0%).

(b) Investments consist of money-market and other debt securities and are classified as available-for-sale investments.

     As at March 4, 2006, the contractual maturities of debt securities were as follows (at carrying value):

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                          Years to Maturity
                       ------------------------------------------------------------------------------------------
                         Less than         One to          Five to      Over Ten       No Single         Total
                         One Year        Five Years       Ten Years       Years      Maturity Date
                       ------------------------------------------------------------------------------------------
Available-for-sale
securities                 $ 175,553       $ 477,598       $    -        $    -       $ 136,711       $  789,862
                       ==========================================================================================


     Securities with no single maturity date reflect asset-backed securities.

     Available-for-sale investments are recorded at fair value and comprise the following:


                                                     Amortized     Unrealized      Unrealized      Estimated
                                                       Cost          Gains          Losses         Fair Value
                                                ---------------------------------------------------------------
As at March 4, 2006
Government sponsored enterprise notes              $  380,084        $    -       $  (7,814)       $  372,270
Commercial paper and corporate bonds                  274,375             5          (7,572)          266,808
Asset-backed securities                               139,562             -          (2,851)          136,711
Bank certificates of deposit                           14,074             -              (1)           14,073
                                                ---------------------------------------------------------------
                                                   $  808,095        $    5       $ (18,238)       $  789,862
                                                ===============================================================
Classified as Current                              $  177,645        $    -       $  (2,092)       $  175,553
Classified as Non-current                             630,450             5         (16,146)          614,309
                                                ---------------------------------------------------------------
Total                                              $  808,095        $    5       $ (18,238)       $  789,862
                                                ===============================================================
As at February 26, 2005
Government sponsored enterprise notes              $  377,492        $   82       $  (6,198)       $  371,376
Commercial paper and corporate bonds                  352,173           813          (4,637)          348,349
Asset-backed securities                               227,255            39          (2,444)          224,850
Bank certificates of deposit                          124,788             -               -           124,788
                                                ---------------------------------------------------------------
                                                  $ 1,081,708        $  934       $ (13,279)       $1,069,363
                                                ===============================================================
Classified as Current                             $   314,931        $  912       $    (348)       $  315,495
Classified as Non-current                             766,777            22         (12,931)          753,868
                                                ---------------------------------------------------------------
Total                                             $ 1,081,708        $  934       $ (13,279)       $1,069,363
                                                ===============================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


Realized gains and losses on available-for-sale securities comprise the following:

                                                  For the year ended
                                     -----------------------------------------
                                       March 4,    February 26,   February 28,
                                         2006          2005           2004
                                     -----------------------------------------
Realized gains                        $  211         $     -       $    16
Realized losses                         (236)              -           (22)
                                     -----------------------------------------
                                      $  (25)        $     -       $    (6)
                                     =========================================

For available-for-sale securities with unrealized losses, the fair value and unrealized loss positions are as follows:

                                         Less than 12 months            12 months or more                    Total
                                    ----------------------------  ---------------------------  -------------------------------
As at March 4, 2006                                 Unrealized                    Unrealized                       Unrealized
                                      Fair Value      losses       Fair Value       losses        Fair Value         losses
                                    ----------------------------  ---------------------------  ------------------------------
Government sponsored
  enterprise notes                       $ 86,015      $ 1,615       $ 286,255      $ 6,198        $ 372,270        $  7,813
Commercial paper and
  corporate bonds                          26,810          400         229,965        7,173          256,775           7,573
Asset-backed securities                         -            -         136,711        2,851          136,711           2,851
Bank certificates of deposit               14,046            1              -             -           14,046               1
                                    -----------------------------------------------------------------------------------------
                                         $126,871      $ 2,016       $ 652,931     $ 16,222        $ 779,802       $  18,238
                                    =========================================================================================


                                         Less than 12 months            12 months or more                    Total
                                    ----------------------------  ---------------------------  -------------------------------
                                                    Unrealized                    Unrealized                       Unrealized
                                      Fair Value      losses       Fair Value       losses        Fair Value         losses
                                    ----------------------------  ---------------------------  ------------------------------
As at February 26, 2005

Government sponsored enterprise
notes                                    $351,685      $ 6,198           $   -        $   -        $ 351,685        $  6,198
Commercial paper and corporate
bonds                                     257,424        4,318          11,689          319          269,113           4,637
Asset-backed securities                   200,458        2,114          15,225          330          215,683           2,444
                                    -----------------------------------------------------------------------------------------
                                         $809,567      $12,630        $ 26,914       $  649        $ 836,481        $ 13,279
                                    =========================================================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Unrealized losses for government-sponsored enterprise notes, asset-backed securities and commercial paper and corporate bonds were caused by increases in interest rates. The Company believes that it is probable that it will be able to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments until there is a recovery of fair value which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at March 4, 2006.

     Investments carry weighted average yields of 3.4% as at March 4, 2006 (February 26, 2005 - 3.1%; February 28, 2004 - 3.1%).


5.   INVENTORY

     Inventory is comprised as follows:


                                                      March 4,    February 26,
                                                        2006         2005
                                                -----------------------------

Raw materials                                       $ 107,049      $  78,080
Work in process                                        31,848         11,282
Finished goods                                          3,905          9,868
Provision for excess and obsolete inventory            (8,279)        (6,741)
                                                -----------------------------
                                                    $ 134,523      $  92,489
                                                =============================


6.   CAPITAL ASSETS

     Capital assets are comprised of the following:


                                                                       March 4, 2006
                                                   -------------------------------------------------------
                                                                        Accumulated         Net book
                                                         Cost           amortization          value
                                                   -------------------------------------------------------

Land                                                      $   15,647            $     -         $  15,647
Buildings, leaseholds and other                              137,982             19,473           118,509
BlackBerry operations and other information
  technology                                                 214,566            112,598           101,968
Manufacturing equipment, research and
  development equipment, and tooling                          88,563             43,966            44,597
Furniture and fixtures                                        74,548             28,956            45,592
                                                   -------------------------------------------------------
                                                           $ 531,306          $ 204,993         $ 326,313
                                                   =======================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                February 26, 2005
                                                 -------------------------------------------------
                                                                 Accumulated        Net book
                                                       Cost        amortization          value
                                                 -------------------------------------------------
Land                                                $   8,850       $     -         $   8,850
Buildings, leaseholds and other                       109,654        14,016            95,638
BlackBerry operations and other information
  technology                                          135,352        75,495            59,857
Manufacturing equipment, research and
  development equipment, and tooling                   60,222        33,175            27,047
Furniture and fixtures                                 40,553        21,833            18,720
                                                 -------------------------------------------------
                                                    $ 354,631     $ 144,519         $ 210,112
                                                 =================================================


     As at March 4, 2006, the carrying amount of assets under construction is $11,694 (February 26, 2005 - $15,849). Of this amount, $3,967 (February 26,
     2005 - $15,849) is included in Buildings, leaseholds and other, with the balance included in Manufacturing equipment, research and development equipment, and tooling.

     For the year ended March 4, 2006, amortization expense related to capital assets was $62,678 (February 26, 2005 - $47,030; February 28, 2004 -
     $35,067). During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain capital assets no longer used by the Company; $618 of this amount was included in Cost of sales.


7.   INTANGIBLE ASSETS

     Intangible assets are comprised of the following:

                                          March 4, 2006
                        ---------------------------------------------------
                                           Accumulated        Net book
                             Cost         amortization         value
                        ---------------------------------------------------

Acquired technology          $   18,373         $   9,465        $   8,908
Licenses                         82,806            48,576           34,230
Patents                          50,790             7,999           42,791
                        ---------------------------------------------------
                              $ 151,969         $  66,040        $  85,929
                        ===================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                         February 26, 2005
                          -------------------------------------------------
                                          Accumulated        Net book
                            Cost         amortization          value
                          -------------------------------------------------

Acquired technology        $  12,151      $   6,045         $   6,106
Licenses                      86,352         31,107            55,245
Patents                       28,082          5,693            22,389
                          -------------------------------------------------
                           $ 126,585      $  42,845         $  83,740
                          =================================================


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

     For the year ended March 4, 2006, amortization expense related to intangible assets was $23,195 (February 26, 2005 - $19,730; February 28, 2004 - $19,462). Total additions to intangible assets in 2006 were $45,384 (2005 - $37,061).

     Based on the carrying value of the identified intangible assets as at March 4, 2006, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2007 - $23 million; 2008 - $17 million; 2009 - $5 million; 2010
     - $5 million; and 2011 - $3 million.


8.   ACQUISITIONS

     During fiscal 2006, the Company completed one acquisition. Effective March 24, 2005, the Company purchased the shares of a company whose proprietary software will be incorporated into the Company's software.

     During fiscal 2005, the Company completed two acquisitions. Effective March 19, 2004, the Company purchased the assets of a company whose proprietary software products enable wireless access to a corporate email system using a device. Effective February 11, 2005, the Company acquired 100% of the common shares of a company that offers technology that will be incorporated into the Company's software.

     During fiscal 2005, and as described in note 9, the Company determined that it was more likely than not that it can realize its deferred income tax assets. Therefore Company recognized a deferred income tax benefit of $1,083 related to a fiscal 2003 acquisition. This amount resulted in a reduction of Goodwill.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     During fiscal 2004, the purchase price related to a fiscal 2003 acquisition was revised, resulting in a cash refund and a reduction to goodwill of $478.

     The results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to March 4, 2006.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                                                For the year ended
                                    --------------------------------------------
                                     March 4,       February 26,    February 28,
                                       2006             2005          2004
                                    --------------------------------------------
Assets purchased

      Other current assets            $    158        $     -        $     -
      Deferred income tax asset            259          2,889              -
      Acquired technology                6,223          2,140              -
      Goodwill                               -         (1,083)          (478)
                                    -----------------------------------------
                                         6,640          3,946           (478)
                                    -----------------------------------------
Liabilities assumed                        645             58              -
Deferred income tax liability            2,200              -              -
                                    -----------------------------------------
                                         2,845             58              -
                                    -----------------------------------------
Net non-cash assets acquired             3,795          3,888           (478)

      Cash acquired                          3             23              -
                                    -----------------------------------------
Net assets acquired                  $   3,798      $   3,911       $   (478)
                                    =========================================
Consideration
      Cash paid (received)           $   3,798      $   3,911       $   (478)
                                    =========================================

     The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology.


9.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                        For the year ended
                                                         -------------------------------------------------
                                                           March 4,       February 26,    February 28,
                                                            2006             2005            2004
                                                         -------------------------------------------------
    Statutory Canadian tax rate                               36.1%           36.1%           36.5%

    Expected income tax provision                        $  175,565      $   25,703      $   17,394

    Differences in income taxes resulting from:
       Manufacturing and processing activities               (7,143)         (1,053)           (900)
       Increase (decrease) in valuation allowance                 -        (142,852)         29,100
       Investment tax credits                               (53,385)        (13,652)              -
       Foreign exchange                                         597          (2,782)          3,820
       Foreign tax rate differences                          (8,162)         (5,444)        (45,088)
       Enacted tax rate changes                                   -               -          (9,743)
       Other differences                                     (3,493)         (2,146)          1,217
                                                         -------------------------------------------------
                                                         $  103,979      $ (142,226)     $   (4,200)
                                                         =================================================


                                                    For the year ended
                                   ------------------------------------------------------
                                     March 4,         February 26,       February 28,
                                       2006               2005               2004
                                   ------------------------------------------------------
Income before income taxes:
   Canadian                          $  450,287         $   55,136         $   29,309
   Foreign                               35,770             16,025             18,320
                                   ------------------------------------------------------
                                     $  486,057         $   71,161         $   47,629
                                   ======================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


      The provision for (recovery of) income taxes consists of the following:

                                                                  For the year ended
                                                ------------------------------------------------------
                                                   March 4,         February 26,      February 28,
                                                     2006              2005               2004
                                                ------------------------------------------------------
Provision for (recovery of) income taxes:

   Current
      Canadian                                         $  11,608       $       655           $    484
      Foreign                                              2,907               770             (4,684)
   Deferred
      Canadian                                            93,006          (142,070)                 -
      Foreign                                             (3,542)           (1,581)                 -
                                                ------------------------------------------------------
                                                       $ 103,979       $  (142,226)          $ (4,200)
                                                ======================================================

     Deferred income tax assets and liabilities consist of the following temporary differences:

                                                               As at
                                                      March 4,      February 26,
                                                       2006             2005
                                                   -----------------------------

Assets
   Financing costs                                  $    6,378     $    8,727
   Non-deductible reserves                              16,166          7,370
   Reserve related to NTP litigation (note 15)               -         92,837
   Research and development incentives                  82,712         42,920
   Tax loss carryforwards                               11,201         10,009
   Other tax carryforwards                               5,276              -
                                                   ---------------------------
Net deferred income tax assets                      $  121,733     $  161,863
                                                   ---------------------------

Liabilities
   Capital assets                                       46,193          4,313
   Unrealized gains on financial instruments             8,609          5,070
   Other tax carryforwards                                   -          2,280
                                                   ---------------------------
                                                        54,802         11,663
                                                   ---------------------------
Net deferred income tax                             $   66,931     $  150,200
                                                   ===========================

Deferred income tax asset - current                 $   94,789     $  150,200
Deferred income tax liability - long-term              (27,858)            -
                                                   ---------------------------
                                                    $   66,931     $  150,200
                                                   ===========================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The Company determined that it was more likely than not that it can realize its deferred income tax assets. Accordingly, a valuation allowance of $nil is required on its deferred income tax assets (February 26, 2005 - $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold the valuation allowance may be adjusted.

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.


10.  LONG-TERM DEBT

     At March 4, 2006, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. The carrying value of the collateral at March 4, 2006 is $10,830. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $483 (February 26, 2005 - $460; February 28, 2004 - $771).

     The scheduled long-term debt principal payments for the fiscal years 2007 through to maturity are as follows:


     For the years ending
     2007                               $    262
     2008                                    281
     2009                                    301
     2010                                  6,269
                                   --------------
                                       $   7,113
                                   ==============

     As at March 4, 2006, the Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and utilized $48 million of the Facility to post a Standby Letter of Credit ("LC") in order to secure the Company's liability and funding obligation in the NTP matter as described in note 15. The Company has utilized an additional $15.6 million of the Facility to secure other operating and financing requirements. As at March 4, 2006, $6.4 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

     As a result of the settlement of the NTP matter as described in note 15, the Company cancelled the LC with respect to the funding obligation in the NTP matter, on March 6, 2006, subsequent to the fiscal 2006 year end.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The Company has additional credit facilities in the amount of $17.7 million to support and secure other operating and financing requirements; as at March 4, 2006, $16.3 million of these facilities were unused. A general security agreement and a general assignment of book debts have been provided as collateral for these facilities.


11.  CAPITAL STOCK

(a)  Share capital

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 for all shareholders of record as at close of business on May 27, 2004. All common shares, earnings per share and stock option data for the current, year-to-date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the number of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended March 4, 2006:


                                                    Number Outstanding (000's)
                                                    --------------------------
                                                                  Common
                                                                  share
                                                       Common    purchase
                                                       shares    warrants
                                                    --------------------------

Balance as at March 1, 2003                             154,344      150

Exercise of stock options                                 6,258        -
Exercise of warrants                                         78     (150)
Common shares issued pursuant to public share
  offering                                               24,150        -
                                                    --------------------------
Balance as at February 28, 2004                         184,830        -
Exercise of stock options                                 4,655        -
                                                    --------------------------
Balance as at February 26, 2005                         189,485        -
Exercise of stock options                                 2,837        -
Common shares repurchased pursuant to Common
  Share Repurchase Program                               (6,320)       -
                                                    --------------------------
Balance as at March 4, 2006                             186,002        -
                                                    ==========================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                          Share Capital
                                                     ----------------------------------------------------
                                                                             Common
                                                                             share
                                                         Common             purchase
                                                         shares             warrants             Total
                                                     ----------------------------------------------------
Balance as at March 1, 2003                                $  874,007      $    370          $  874,377
Exercise of stock options                                      49,771             -              49,771
Exercise of warrants                                              370          (370)                  -
Common shares issued pursuant to public share
  offering, net of related costs                              905,240             -             905,240
                                                     ---------------------------------------------------

Balance as at February 28, 2004                             1,829,388             -           1,829,388
Exercise of stock options                                      54,151             -              54,151
Deferred income tax benefit attributable to
  fiscal 2004 financing costs                                   8,727             -               8,727
                                                     ---------------------------------------------------

Balance as at February 26, 2005                             1,892,266             -           1,892,266
Exercise of stock options                                      23,269             -              23,269
Common shares repurchased pursuant to
  Common Share Repurchase Program                             (62,981)            -             (62,981)
Issuance of restricted share units                                159             -                 159
                                                     ---------------------------------------------------
Balance as at March 4, 2006                               $ 1,852,713      $      -         $ 1,852,713
                                                     ===================================================

     On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares during the subsequent 12 month period. This represents approximately 5% of the Company's outstanding shares.

     During the third quarter of fiscal 2006, the Company repurchased 6.3 million common shares pursuant to the Common Share Repurchase Program at a cost of $391,212. The amount paid in excess of the per share paid-in capital of the common shares of $328,231 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.

     During fiscal 2005 and as described in note 9, the Company determined that it was more likely than not it can realize its deferred income tax assets and therefore recognized a deferred income tax asset of $8,727 with respect to fiscal 2004 share issue financing costs.

     On January 22, 2004, the Company completed a public share issue of 24.2 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

(b)  Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The stock options are issued with an exercise price in either Canadian or U.S. dollars. The exercise price is equal to the fair market value of the Company's common shares at the date of grant. These stock options generally vest over a period of five years and are exercisable for a maximum of ten years after the grant date. As at March 4, 2006, there were 8,961 stock options outstanding with exercise prices ranging from $1.22 to $88.97. Stock options issued and outstanding for 4,253 common shares are vested as at March 4, 2006 and there are 5,638 common shares available for future grants under the stock option plan.

     A summary of option activity since March 1, 2003 is shown below:


                                                   Options Outstanding
                                           ------------------------------------

                                                                 Weighted
                                              Number             Average
                                            (in 000's)        Exercise Price
                                           ------------------------------------

Balance as at March 1, 2003                    20,202          $    9.15

Granted during the year                         3,148              15.17
Exercised during the year                      (6,258)              7.06
Forfeited during the year                      (1,074)             13.98
                                           ------------------------------------
Balance as at February 28, 2004                16,018          $   10.82

Granted during the year                           315              58.45
Exercised during the year                      (4,655)             10.19
Forfeited during the year                        (527)             10.49
                                           ------------------------------------
Balance as at February 26, 2005                11,151          $   12.44

Granted during the year                           911              72.11
Exercised during the year                      (2,837)              6.81
Forfeited during the year                        (264)             11.11
                                           ------------------------------------
Balance as at March 4, 2006                     8,961          $   20.33
                                           ====================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The weighted-average characteristics of options outstanding as at March 4, 2006 are as follows:


                               Stock options Outstanding (000's)              Stock options Exercisable (000's)
-----------------------------------------------------------------------------------------------------------------

                                             Weighted
                           Number             average          Weighted           Number              Weighted
Range of exercise       Outstanding at     remaining life      average        Outstanding at     average exercise
prices                  March 4, 2006        in years          exercise         March 4, 2006           price
-----------------------------------------------------------------------------------------------------------------
$1.22 - $1.81                 1,151             0.94          $   1.27              1,151            $   1.27
$1.94 - $2.83                    72             1.88              2.31                 72                2.31
$4.49 - $6.56                   254             3.18              5.22                 97                5.11
$6.77 - $10.15                2,601             3.58              8.17                702                8.35
$10.19 - $15.26               1,964             2.82             11.37              1,034               11.25
$15.40 - $22.92                 390             2.69             18.93                179               18.99
$23.17 - $34.57                 543             1.78             26.71                520               26.44
$34.82 - $51.65                 853             4.19             39.57                419               39.66
$52.61 - $77.87               1,035             6.00             69.66                 68               57.82
$78.94 and over                  98             6.09             81.29                 11               82.54
-----------------------------------------------------------------------------------------------------------------
Total                         8,961             3.27         $   20.33              4,253            $  13.69
=================================================================================================================


     For stock options issued in Canadian dollars, the above ranges are translated using the average foreign exchange rate applicable in the year of grant.

(c)  Restricted share units

     The Company issued 7,800 RSU's during the year and the total number of RSU's outstanding as at March 4, 2006 was 7,800 (February 26, 2005 - nil).

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


12.  COMMITMENTS AND CONTINGENCIES

(a)  Lease commitments

     The Company is committed to future minimum annual lease payments under operating leases as follows:

                                                Equipment
                                Real Estate     and other         Total
                              ------------------------------------------
For the years ending
2007                             $  2,974        $   485        $ 3,459
2008                                3,606            416          4,022
2009                                4,696            113          4,809
2010                                4,560              -          4,560
2011                                4,435              -          4,435
Thereafter                         33,406              -         33,406
                              ------------------------------------------
                                 $ 53,677       $  1,014        $54,691
                              ==========================================

     For the year ended March 4, 2006, the Company incurred rental expense of $5,767 (February 26, 2005 - $3,023; February 28, 2004 - $2,197).

(b) Other Litigation

     In November 2003, Inpro II Licensing S.a.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. A decision is expected within six months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the U.S. Inpro Action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     Eatoni Ergonomics, Inc. ("Eatoni") has alleged that RIM's BlackBerry 7100 Series infringes the claims of United States Patent No. 6,885,317, titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices". Proceedings are currently pending in United States District Court for the Northern District of Texas (Dallas Division). At this time, the likelihood of damages o r recoveries and the ultimate amount, if any, with respect to this action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network". RIM has responded to the complaint by denying that the 961 patent is valid and/or infringed. Court ordered mediation has been set for May 9 and 10, 2006 and a trial date has been set for March 12, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the "009 Patent"). During the third quarter of fiscal 2006, RIM responded to the complaint by denying the 009 Patent is valid and/or infringed. A trial date has been set for March 12, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Reese action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgement was issued by the Court of Appeals in Dusseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. In light of the appellate court's ruling on damages, it is not anticipated the Company will be involved in these further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Dusseldorf. A decision on the BGH appeal is expected within twelve months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), is invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro may seek permission to appeal the decision to the Court of Appeal. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     as at March 4, 2006.

     By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. On January 27, 2006, the court declared the B1 Patent invalid. The decision is still subject to appeal, but no appeal has been filed to-date. On March 21, 2006, the court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

     On November 28, 2005, Barry Thomas filed a complaint in the United States District Court for the Western District of North Carolina, Charlotte Division, against RIM Corporation, along with eight other defendants alleging infringement of United States Patent No. 4,777,354 titled, "System for Controlling the Supply of Utility Services to Consumers." A final settlement agreement was entered into by RIM and Thomas on March 14, 2006. The amount of the settlement is immaterial to these financial statements and was paid by RIM on March 14, 2006. Thomas agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement and the action has been dismissed.

     On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. The Company believes it does not infringe Visto's patents and will file its legal response in due course. In addition to challenging validity and infringement, RIM will now also consider asserting its own patents against Visto. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) alleging the Patent Nos. 6,085,192; 6,151,606; and 6,708,221 are invalid and/or not infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 4, 2006.

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

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


13.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 1, 2003 to March 4, 2006 was as follows:


     Accrued warranty obligations at March 1, 2003                $   5,170

     Actual warranty experience during fiscal 2004                   (3,946)
     Fiscal 2004 warranty provision                                   8,648
     Adjustments for changes in estimate                               (626)
                                                          ------------------
     Accrued warranty obligations at February 28, 2004            $   9,246
     Actual warranty experience during fiscal 2005                   (6,133)
     Fiscal 2005 warranty provision                                  24,732
     Adjustments for changes in estimate                            (13,188)
                                                          ------------------
     Accrued warranty obligations at February 26, 2005            $  14,657
     Actual warranty experience during fiscal 2006                  (24,669)
     Fiscal 2006 warranty provision                                  28,180
     Adjustments for changes in estimate                              4,219
                                                          ------------------
     Accrued warranty obligations at March 4, 2006                $  22,387
                                                          ==================


14.  GOVERNMENT ASSISTANCE

      The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

      Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to a maximum of $6,100. The Company has recorded $nil on account of TPC royalty repayment expense with respect to TPC-1 during fiscal 2006 (February 26, 2005 - $nil; February 28, 2004 - $2,530). The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


      The second agreement with TPC is for a development project ("TPC-2") under which total contributions from TPC have been $23,300. The Company has fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution will be repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to certain annual maximum amounts through fiscal 2015, not exceeding $39,300. The Company has recorded $1,929 on account of TPC royalty repayment expense with respect to TPC-2 during fiscal 2006 (February 26, 2005 - $nil; February 28, 2004 - $nil).


15.  LITIGATION

     The Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents.

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia ("the District Court"), and the jury issued a verdict in favor of NTP. In 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry devices, software and service in the United States. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. In December 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. In August 2005, the CAFC granted RIM's request to reconsider the December 2004 decision. The CAFC's August 2005 decision vacated the District Court's judgment and the injunction, and remanded the case to the District Court for further proceedings consistent with the CAFC's ruling. Further court proceedings followed.

     For the year ended February 28, 2004, the Company recorded charges with respect to the NTP matter totaling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

     On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet to resolve all current litigation between them. The parties announced that RIM would pay NTP $450 million in final and full resolution of all claims to date against RIM, as well as a fully-paid up license going forward. During fiscal 2005, the Company recorded an incremental expense of $352.6 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $76.2 million attributable to enhanced compensatory damages and postjudgment interest with respect to fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM would take court action to enforce the Term Sheet. Further court proceedings followed. On November 30, 2005, the District Court ruled that the March 2005 settlement was not enforceable. During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as an accrual in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling.

     On December 16, 2005, the District Court issued a scheduling order which requested initial briefs by both parties on these matters by January 17, 2006 with responses by both parties and the U.S. federal government due by February 1, 2006 on the question of damages and an injunction in light of the CAFC's August 2005 ruling. A hearing was convened on February 24, 2006 at the District Court.

     On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by RIM as of March 3, 2006.

     The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of RIM's products, services and technologies. NTP granted RIM an unfettered right to continue its business, including its BlackBerry related business. The resolution permits RIM and its partners to sell RIM products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to RIM products or services, (including BlackBerry Connect and BlackBerry Built-In technology), or in relation to third party products and services, to the extent they are used in connection with RIM products and services.

     As at February 26, 2005, RIM had accrued $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the United States Patent and Trademark Office (the "Patent Office") issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the original binding term sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


16.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share.


                                                                      For the year ended
                                                  -------------------------------------------------------
                                                         March 4,        February 26,        February 28,
                                                           2006              2005                2004
                                                  -------------------------------------------------------
Net income for basic and diluted earnings per
  share available to common shareholders               $  382,078        $  213,387       $    51,829
                                                  =======================================================

Weighted-average number of shares
  outstanding (000's) - basic                             188,914           187,653           159,300

Effect of dilutive securities: Employee stock
  options                                                   6,028             8,786             8,080
                                                  -------------------------------------------------------

Weighted-average number of shares and
  assumed conversions - diluted                           194,942           196,439           167,380
                                                  =======================================================

Earnings per share  - reported
  Basic                                                 $    2.02         $    1.14        $     0.33
  Diluted                                               $    1.96         $    1.09        $     0.31


                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


17.  COMPREHENSIVE INCOME

     The components of comprehensive net income are shown in the following table:


                                                                         For the year ended
                                                         -----------------------------------------------------
                                                             March 4,        February 26,      February 28,
                                                               2006              2005              2004
                                                         -----------------------------------------------------
Net income                                                  $  382,078        $  213,387        $  51,829

Net change in unrealized gains (losses) on available-
   for-sale investments                                         (5,888)          (18,357)           1,854
Net change in derivative fair value during the year,
   net of income taxes of $9,539 (February 26, 2005 -
   $10,429; February 28, 2004 - $nil)                           18,029             8,446           11,941
Amounts reclassified to earnings during the year,
   net of income taxes of $6,000 (February 26, 2005 -
   $5,359; February 28, 2004 - $nil)                           (11,344)           (4,340)          (9,912)
                                                         -------------------------------------------------
Comprehensive income                                        $  382,875        $  199,136        $  55,712
                                                         =================================================


     The components of accumulated other comprehensive income (loss) are as follows:

                                                                                    For the year ended
                                                                   ----------------------------------------------------
                                                                       March 4,        February 26,     February 28,
                                                                         2006              2005             2004
                                                                   ----------------------------------------------------
Accumulated net unrealized gains (losses) on available-
  for-sale investments                                                    $  (18,233)      $ (12,345)    $  6,012
Accumulated net unrealized gains on derivative
  instruments                                                                 16,259           9,574        5,468
                                                                   ----------------------------------------------------
Total accumulated other comprehensive income (loss)                       $   (1,974)      $  (2,771)   $  11,480
                                                                   ====================================================


                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


18.  SUPPLEMENTAL INFORMATION

(a) Cash flows resulting from net changes in working capital items are as follows:

                                                       March 4,        February 26,    February 28,
                                                         2006              2005            2004
                                                 ---------------------------------------------------
Trade receivables                                      $  (87,528)      $ (126,177)      $  (59,029)
Other receivables                                         (18,727)          (7,326)          (2,992)
Inventory                                                 (42,034)         (49,653)         (11,561)
Other current assets                                      (11,876)          (1,346)             512
Accounts payable                                           11,031           32,894           16,976
Accrued liabilities                                        57,134           16,528           16,123
Accrued litigation and related expenses                  (435,610)         351,218           33,690
Restricted cash                                           111,978          (75,717)         (36,261)
Income taxes payable                                       14,435            1,465           (3,225)
Deferred revenue                                            4,733             (263)           2,162
                                                 ---------------------------------------------------
                                                       $ (396,464)       $ 141,623       $  (43,605)
                                                 ===================================================


(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

                                                                   For the year ended
                                                       March 4,        February 26,  February 28,
                                                         2006              2005          2004
                                                      ---------------------------------------------
Interest paid during the year                          $   483          $   460       $   770
Income taxes paid (refunded) during the year             2,449              879          (196)


                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(c)  The following items are included in the accrued liabilities balance:

                                     March 4,       February 26,
                                        2006             2005
                                  -----------------------------

Marketing costs                      $  26,892        $  19,613
Warranty (note 13)                      22,387           14,657
Royalties                               17,683           11,726
Incentive                                8,017                -
Airtime purchase costs                   1,793            6,932
Other                                   68,140           34,205
                                  -----------------------------
                                     $ 144,912        $  87,133
                                  =============================

(d)  Other information

     Advertising expense, which includes media, agency and promotional expenses totalling $32,606 (February 26, 2005 - $29,208; February 28, 2004 -
     $18,206) is included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange loss of $2,519 (February 26, 2005 - gain of $418; February 28, 2004 - gain of $2,156).

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


19.  FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding were as follows:

                                                March 4, 2006
                                  ----------------------------------------------
Assets (Liabilities)               Notional        Carrying        Estimated
                                    Amount          Amount        Fair Value
                                  ----------------------------------------------
Cash and cash equivalents         $     -       $ 459,540       $ 459,540
Available-for-sale investments          -         789,862         789,862
Long-term debts                         -          (7,113)         (7,322)
Currency forward contracts        375,253          24,482          24,482


                                               February 26, 2005
                                  ----------------------------------------------
Assets (Liabilities)               Notional        Carrying        Estimated
                                    Amount          Amount        Fair Value
                                  ----------------------------------------------
Cash and cash equivalents         $     -       $ 610,354       $ 610,354
Available-for-sale investments          -       1,069,363       1,069,363
Long-term debt                          -          (6,727)         (7,079)
Currency forward contracts        295,761          14,597          14,597


     For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities. The fair value of investments has been estimated based upon market quotes from an independent pricing service. The fair value of foreign currency forward contracts has been estimated using market quoted rates of foreign currencies. The fair value of long-term debt has been estimated using market quoted interest rates. The estimates presented herein are not necessarily indicative of the amounts that RIM could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2006 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At March 4, 2006 approximately 5% of cash and cash equivalents, 28% of trade receivables and 19% of accounts payable and accrued liabilities are denominated in foreign currencies (February 26, 2005 - 2%, 42% and 22%, respectively). These foreign currencies include the Canadian dollar, British Pound and Euro.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward foreign currency contracts and options. The Company does not use derivative instruments for speculative purposes.

     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. The maturity dates of these instruments range from March 2006 through to April 2008. These cash flow hedges were fully effective at March 4, 2006. As at March 4, 2006, the unrealized gain on these forward contracts was approximately $24,868 (February 26, 2005 - $14,644; February 28, 2004 - $5,468). These amounts were included in Other current assets and Accumulated other comprehensive income. In fiscal 2007, $16,398 of the unrealized gains on the forward contracts will be reclassified to earnings. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments are in March 2006. As at March 4, 2006, a gain of $18 was recorded in respect of this amount (February 26, 2005 - gain of $482; February 28, 2004 - loss of $69). This amount was included in Selling, marketing and administration.

     To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian dollars, Euros, British Pounds and Hungarian Forint and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged assets. The maturity dates of these instruments are in March, 2006. As at March 4, 2006, a loss of $404 was recorded in respect of this amount (February 26, 2005 - loss of $529; February 28, 2004 - $nil). This amount was included in Selling, marketing and administration.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at March 4, 2006, the maximum exposure to a single counterparty was 40% of outstanding derivative instruments (February 26, 2005 - 38%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 4, 2006, no single issuer represented more than 12%.

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     of the total cash, cash equivalents and investments (February 26, 2005 - no single issuer represented more than 9% of the total cash, cash equivalents and investments).

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

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at March 4, 2006 is $1,551 (February 26, 2005 - $1,697).

     While the Company sells its products and services to a variety of customers, three customers comprised 18%, 13% and 13% of trade receivables as at March 4, 2006 (February 26, 2005 - two customers comprised 23% and 12%). Additionally, four customers comprised 19%, 16%, 12% and 12% of the Company's revenue (February 26, 2005 - four customers comprised 14%, 13%, 13% and 10%; February 28, 2004 - two customers comprised 15% and 13%).

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


20.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

     Selected financial information is as follows:

                                     For the year ended
                   ------------------------------------------------------
                         March 4,         February 26,      February 28,
                          2006              2005               2004
                   ------------------------------------------------------
Revenue
  Canada              $  178,556       $   123,853         $   54,847
  United States        1,335,402           914,364            446,000
  Other                  551,887           312,230             93,769
                   ------------------------------------------------------
                     $ 2,065,845       $ 1,350,447         $  594,616
                   ======================================================

Revenue
  Canada                    8.6%              9.2%               9.2%
  United States            64.7%             67.7%              75.0%
  Other                    26.7%             23.1%              15.8%
                   ------------------------------------------------------
                          100.0%            100.0%             100.0%
                   ======================================================

                           Research In Motion Limited
                 Notes To The Consolidated Financial Statements
   For The Years Ended March 4, 2006, February 26, 2005 and February 28, 2004
     In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                             For the year ended
                              -------------------------------------------------
                                March 4,        February 26,       February 28,
Revenue mix                      2006               2005              2004
                              -------------------------------------------------

  Devices                        $ 1,439,674         $  933,989     $  343,154
  Service                            383,021            235,015        171,215
  Software                           156,556            131,811         47,427
  Other                               86,594             49,632         32,820
                              -------------------------------------------------

                                 $ 2,065,845        $ 1,350,447     $  594,616
                              =================================================

                                              As at
                              ----------------------------------
                                   March 4,          February 26,
                                     2006               2005
                              ----------------------------------
Capital assets, intangible
   assets and goodwill
  Canada                          $  398,965         $  290,691
  United States                       26,378             26,216
  Other                               15,925              5,971
                              ----------------------------------
                                  $  441,268         $  322,878
                              ==================================

Total assets
  Canada                          $  745,691         $  679,309
  United States                      629,980            829,534
  Other                              936,485          1,112,151
                              ----------------------------------
                                 $ 2,312,156        $ 2,620,994
                              ==================================


21.  SUBSEQUENT EVENT

     On March 9, 2006, the Company completed the acquisition of 100% of the capital stock of Ascendent Systems Inc. ("Ascendent"). Ascendent specializes in enterprise solutions to simplify voice mobility implementations. The purchase price allocation will be finalized in fiscal 2007.


22.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform to the current year presentation.

                                                                  Document No. 3

                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED MARCH 4, 2006 COMPARED TO THE FISCAL YEAR ENDED FEBRUARY 26, 2005

May 10, 2006

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended March 4, 2006. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A provides information for the fiscal year ended March 4, 2006 and up to and including May 10, 2006.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry devices and the monthly average revenue per unit ("ARPU") for service;

o the Company's estimate regarding revenue sensitivity for the effect of a change in ASP on its device revenue;

o the Company's estimates regarding earnings sensitivity relating to warranty expense;

o the Company's estimates of purchase obligations and other contractual commitments; and

o the Company's expectations with respect to the sufficiency of its financial resources.

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

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

o RIM's ability to obtain rights to use software or components supplied by third parties;

o RIM's ability to enhance current products and develop and introduce new products;

o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;

o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;

o fluctuations in RIM's quarterly financial results and difficulties in forecasting the growth rate for BlackBerry subscribers;

o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;

o intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position;

o      the continued quality and reliability of RIM's products;

o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

o effective management of growth and ongoing development of RIM's service and support operations;

o      risks associated with acquisitions;

o      risks associated with RIM's expanding foreign operations;

o      RIM's dependence on a limited number of significant customers;

o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

o dependence on key personnel, and RIM's ability to attract and retain key personnel;

o reliance on third-party network infrastructure developers and software platform vendors;

o      foreign exchange risks;

o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;

o RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;

o      risks associated with short product life cycles;

o      government regulation of wireless spectrum and radio frequencies;

o restrictions on import of RIM's products in certain countries due to encryption of the products;

o      the costs and burdens of compliance with new government regulations;

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

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, software development tools, radio modems and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft(R) Outlook(R), Lotus Notes(R), Novell(R) GroupWise(R), MSN(R)/Hotmail, POP3/ISP email and others.

RIM generates revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers and/or desktop personal computers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server(TM) ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

RIM's BlackBerry licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and transport data using BlackBerry infrastructure. BlackBerry Connect(TM) and BlackBerry Built-In(TM) are designed to provide an open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BlackBerry Internet Service ("BIS")-related services use the same wireless architecture and infrastructure that is being used by RIM's BES customers.

Revenues are also generated from sales of accessories, repair and maintenance programs, non-recurring engineering services ("NRE") and technical support.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as disclosed below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at February 26, 2005.

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

    Devices

    Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


    Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    Provisions are made at the time of sale for warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

    Software

    Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

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

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless device and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

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

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin" and "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

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

Change in Estimate During Fiscal 2006

On November 30, 2005, the United States District Court for the Eastern District of Virginia (the "District Court") ruled that the binding Term Sheet (the "Term Sheet") that was entered into by RIM and NTP in March 2005 in respect of the litigation between them was not enforceable. At the time of the March 2005 settlement, RIM recorded $20 million of the $450 million litigation accrual as an acquired license on its balance sheet. As a result of the November 30, 2005 ruling, the Company recorded an $18.3 million charge to write-off the net book value of the acquired license, after accumulated amortization, related to the fiscal 2005 accrual. See "Litigation - Change in Estimate During Fiscal 2006".

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This settlement amount included money already escrowed by RIM as of March 3, 2006.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of RIM's products, services and technologies. NTP granted RIM an unfettered right to continue its business, including its BlackBerry-related business. The resolution permits RIM and its partners to sell RIM products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to RIM products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with RIM products and services.

Change in Estimate During Fiscal 2006

As at February 26, 2005, RIM had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the United States Patent and Trademark Office (the "Patent Office") issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million, as well as incremental legal and professional fees in respect of the litigation, resulted in a charge to earnings of $201.8 million in fiscal 2006.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2006

During fiscal 2006, RIM increased its estimated warranty accrued liability by $4.2 million, or 0.2% of consolidated revenue, as a result of an increase in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates for certain of its devices.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at March 4, 2006, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $2.2 million.

Investments

The Company's investments are classified as available-for-sale under Statement of Financial Accounting Standards 115 and are carried at fair value. Changes in fair values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

In fiscal 2005, the Company reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and determined this intent was no longer present. These investments were reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change resulted in an increase of $5.4 million in the carrying amount of investments at February 28, 2004, and increased other total accumulated comprehensive income by $5.4 million for the year ended February 28, 2004 (March 1, 2003 - increase of $4.2 million).

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's ability and intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down would be recorded.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Income taxes

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction in income tax expense. The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance when required to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods for which such determinations are made.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Change in Estimate During Fiscal 2006

During fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits attributable to prior fiscal years. See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

Stock-Based Compensation

The Company has stock-based compensation plans which are described in note 11(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payments, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

At the Company's Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense, based on the fair value of the Company's shares at the date of the grant, will be recognized upon issuance of RSUs over the RSU vesting period.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income" and note 11 (a) to the Consolidated Financial Statements.

Common Shares Outstanding

On May 3, 2006, there were 186.4 million common shares, 8.5 million stock options to purchase common shares and 7,800 RSUs outstanding.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Summary Results of Operations - Fiscal 2006 Compared to Fiscal 2005

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:


                                                                      As at and for the Fiscal Year Ended
                                                 -----------------------------------------------------------------------------
                                                    March 4, 2006          February 26,            Changer      Februart=y 28,
                                                                              2005                2006/2005          2004
                                                 -----------------------------------------------------------------------------
                                                                (in thousands, except for per share amounts)

                                                 -----------------------------------------------------------------------------

Revenue                                               $ 2,065,845          $ 1,350,447            $  715,398        $ 594,616

Cost of sales                                             925,215              635,914               289,301          323,365
                                                 -----------------------------------------------------------------------------
Gross margin                                            1,140,630              714,533               426,097          271,251
                                                 -----------------------------------------------------------------------------
Expenses

 Research and development                                 157,629              101,180                56,449           62,638
 Selling, marketing and administration                    311,420              190,730               120,690          108,492
 Amortization                                              49,951               35,941                14,010           27,911
                                                 -----------------------------------------------------------------------------
  Sub-total                                               519,000              327,851               191,149          199,041
                                                 -----------------------------------------------------------------------------
Litigation (1)                                            201,791              352,628              (150,837)          35,187
                                                 -----------------------------------------------------------------------------
                                                          720,791              680,479                40,312          234,228
                                                 -----------------------------------------------------------------------------
Income from operations                                    419,839               34,054               385,785           37,023
Investment income                                          66,218               37,107                29,111           10,606
                                                 -----------------------------------------------------------------------------
Income before income taxes                                486,057               71,161               414,896           47,629
Provision for (recovery of) income taxes (2)              103,979            (142,226)               246,205           (4,200)
                                                 -----------------------------------------------------------------------------
Net income                                            $   382,078          $   213,387            $  168,691        $  51,829
                                                 =============================================================================
Earnings per share (3)
 Basic                                                $      2.02          $      1.14            $     0.88        $    0.33
                                                 =============================================================================

 Diluted                                              $      1.96          $      1.09            $     0.87        $    0.31
                                                 =============================================================================

Total assets                                          $ 2,312,156          $ 2,620,994            $(308,838)
Total liabilities                                     $   313,389           $  637,318            $(323,929)
Total long-term liabilities                           $    34,709           $    6,504            $  28,205
Shareholders' equity                                  $ 1,998,767          $ 1,983,676            $  15,091
                                                 ================    +================    ==================

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Notes:
-----

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3)   See "Stock Split" and note 11(a) to the Consolidated Financial Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                                               Fiscal Year Ended
                                                  ---------------------------------------------------------------------------
                                                          March 4,         February 26,              Change      February 28,
                                                           2006               2005                  2006/2005        2004
                                                  ---------------------------------------------------------------------------

Revenue                                                    100.0%               100.0%                   --         100.0%

Cost of sales                                               44.8%                47.1%                 (2.3%)        54.4%
                                                  ---------------------------------------------------------------------------
Gross margin                                                55.2%                52.9%                  2.3%         45.6%

Expenses

 Research and development                                    7.6%                 7.5%                  0.1%         10.5%
 Selling, marketing and administration                      15.1%                14.1%                  1.0%         18.2%
 Amortization                                                2.4%                 2.7%                 (0.3%)         4.8%
                                                  ---------------------------------------------------------------------------

  Sub-total                                                 25.1%                24.3%                  0.8%         33.5%

Litigation                                                   9.8%                26.1%                (16.3%)         5.9%
                                                  ---------------------------------------------------------------------------
                                                            34.9%                50.4%                (15.5%)        39.4%
                                                  ---------------------------------------------------------------------------

Income from operations                                      20.3%                 2.5%                 17.8%          6.2%

Investment income                                            3.2%                 2.7%                  0.5%          1.8%
                                                  ---------------------------------------------------------------------------
Income before income taxes                                  23.5%                 5.2%                 18.3%          8.0%

Provision for (recovery of) income taxes                     5.0%               (10.5%)               (15.5%)        (0.7%)
                                                  ---------------------------------------------------------------------------

Net income                                                  18.5%                15.7%                  2.8%          8.7%
                                                  ===========================================================================

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Executive Summary

As the above tables highlight, the Company experienced significant revenue and earnings growth in fiscal 2006 compared to fiscal 2005. The key factors that contributed to this net improvement are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $168.7 million to $382.1 million, or $2.02 basic earnings per share ("EPS") and $1.96 diluted EPS, in fiscal 2006, compared to net income of $213.4 million, or $1.14 basic EPS and $1.09 diluted EPS, in fiscal 2005.

Fiscal 2006 Key Factors

Revenue and resulting gross margin growth

Revenue increased by $715.4 million, or 53.0%, to $2.07 billion in fiscal 2006 compared to $1.35 billion in the preceding fiscal year. The number of BlackBerry devices sold increased by 1.6 million units, or 65.4%, to 4.04 million units in fiscal 2006 compared to 2.44 million units in fiscal 2005. Device revenue increased by $505.7 million, or 54.1%, to $1.44 billion in fiscal 2006 reflecting the higher number of devices sold, partially offset by a 6.8% decrease in ASP. Service revenue increased by $148.0 million, or 63.0% to $383.0 million in fiscal 2006 consistent with the Company's increase in BlackBerry relay subscribers during the year. Software revenue increased by $24.7 million, or 18.8%, to $156.6 million in fiscal 2006 which is also consistent with the increase in BlackBerry subscriber base. The Company believes revenue and subscriber account additions were adversely affected in the latter part of fiscal 2006 as a result of certain customers delaying purchases due to the uncertainty created by the NTP litigation.

Gross margin increased to $1.14 billion, or 55.2% of revenue in fiscal 2006, compared to $714.5 million, or 52.9% of revenue, in fiscal 2005. The increase of 2.3% in gross margin percentage in fiscal 2006 is primarily attributable to increased manufacturing and service delivery cost efficiencies as a result of the increase in device volumes, favorable overall product mix, including higher software and NRE revenues in fiscal 2006, lower net warranty expense as well as the Company's continuing cost reduction efforts for its BlackBerry devices and service revenue streams which was partially offset by a 6.8% decrease in ASP.

Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest in research and development, and sales, marketing and administration in fiscal 2006. These expenses increased by $191.1 million, or 58.3%, to $519.0 million in fiscal 2006 from $327.9 million in the preceding fiscal year. The 58.3% increase in fiscal 2006 was higher than the revenue increase of 53.0% reflecting the Company's investment in research and development and sales and marketing activities.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Litigation charges

Litigation expenses totalled $201.8 million, a decrease of $150.8 million from $352.6 million in fiscal 2005, as a result of the Company and NTP completing a full and final settlement agreement for $612.5 million on March 3, 2006. The litigation expense of $201.8 million reflects the incremental amount required to adjust the accrual from $450 million to the $612.5 million amount, the write-off of the intangible asset plus additional legal and other professional fees incurred during fiscal 2006 - see "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

Investment income

Investment income increased by $29.1 million to $66.2 million in fiscal 2006 from $37.1 million in fiscal 2005 primarily as a result of improved investment yields and the increase in cash, cash equivalents, short-term investments and investments.

Income taxes

The Company recorded income tax expense of $104.0 million in fiscal 2006 compared to an income tax recovery of $142.2 million in fiscal 2005 - see "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

Net Income

Net income increased by $168.7 million to $382.1 million, or $2.02 basic EPS and $1.96 diluted EPS, in fiscal 2006 compared to net income of $213.4 million, or $1.14 basic EPS and $1.09 diluted EPS in the prior year. See "Results of Operations - Net Income" for an analysis and reconciliation of the fiscal 2006 increase in net income and EPS.


Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended March 4, 2006. The information has been derived from RIM's quarterly unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


                                                                                  Fiscal 2006 Year
                                                           ---------------------------------------------------------------
                                                             Fourth            Third            Second           First
                                                             Quarter          Quarter          Quarter          Quarter
                                                           ---------------------------------------------------------------
                                                                      (in thousands, except per share data)

Revenue                                                     $ 561,219        $ 560,596         $ 490,082        $ 453,948

Gross margin                                                $ 308,653        $ 312,745         $ 269,015        $ 250,217
Research and development, Selling, marketing
      and administration, and Amortization                    151,494          138,329           121,489          107,688
Litigation (1)                                                162,500           26,176             6,640            6,475
Investment income                                             (19,219)         (17,483)          (15,700)         (13,816)
                                                         -------------  ---------------  ---------------- ----------------
Income before income taxes                                     13,878          165,723           156,586          149,870

Provision for (recovery of) income taxes (2)                   (4,476)          45,574            45,531           17,350
                                                         -------------  ---------------  ---------------- ----------------
Net income                                                   $ 18,354        $ 120,149         $ 111,055        $ 132,520
                                                         =============  ===============  ================ ================
Earnings  per share (3)
  Basic                                                      $   0.10        $    0.63         $    0.58        $    0.70

  Diluted                                                    $   0.10        $    0.61         $    0.56        $    0.67

--------------------------------------------------------------------------------------------------------------------------
Research and development                                     $ 43,851         $ 41,567          $ 37,677         $ 34,534
Selling, marketing and administration                          92,321           83,965            72,263           62,871
Amortization                                                   15,322           12,797            11,549           10,283
                                                         -------------  ---------------  ---------------- ----------------
                                                            $ 151,494        $ 138,329         $ 121,489        $ 107,688
                                                         =============  ===============  ================ ================
--------------------------------------------------------------------------------------------------------------------------

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


                                                                                     Fiscal 2005 Year
                                                            -----------------------------------------------------------------
                                                                Fourth           Third            Second            First
                                                                Quarter         Quarter           Quarter          Quarter
                                                            -----------------------------------------------------------------
                                                                         (in thousands, except per share data)

Revenue                                                        $ 404,802        $ 365,852        $ 310,182        $ 269,611

Gross margin                                                   $ 229,924        $ 191,295        $ 158,681        $ 134,633
Research and development, Selling, marketing
   and administration, and Amortization                           94,785           84,771           78,046           70,249
Litigation (1)                                                   294,194           24,551           18,304           15,579
Investment income                                                (11,926)         (10,133)          (8,588)          (6,460)
                                                            ------------- ----------------  ---------------  ---------------

Income (loss) before income taxes                               (147,129)          92,106           70,919           55,265

Provision for (recovery of) income taxes (2)                   (144,556)            1,711              326              293
                                                            ------------- ----------------  ---------------  ---------------

Net income (loss)                                              $ (2,573)         $ 90,395         $ 70,593         $ 54,972
                                                            ============= ================  ===============  ===============

Earnings (loss) per share (3)
  Basic                                                        $  (0.01)          $  0.48          $  0.38          $  0.30

  Diluted                                                      $  (0.01)          $  0.46          $  0.36          $  0.28

----------------------------------------------------------------------------------------------------------------------------
Research and development                                        $ 29,076         $ 27,137         $ 24,588         $ 20,379
Selling, marketing and administration                             56,595           49,297           44,016           40,822
Amortization                                                       9,114            8,337            9,442            9,048
                                                            ------------- ----------------  ---------------  ---------------
                                                                $ 94,785         $ 84,771         $ 78,046         $ 70,249
                                                            ============= ================  ===============  ===============
----------------------------------------------------------------------------------------------------------------------------

Notes:

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3)    See "Stock  Split" and note 11(a) to the Consolidated Financial
       Statements.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Results of Operations

Fiscal year ended March 4, 2006 compared to the fiscal year ended February 26, 2005

The fiscal year ended March 4, 2006 comprised 53 weeks compared to 52 weeks for the fiscal year ended February 26, 2005.

Revenue

Revenue for fiscal 2006 was $2.07 billion, an increase of $715 million, or 53.0%, from $1.35 billion in the preceding fiscal year.

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                                                                    Change - Fiscal
                                           Fiscal 2006                     Fiscal 2005                 2006/2005
                              ------------------------------------------------------------------------------------------

Number of devices sold                4,043,000                      2,444,000                   1,599,000      65.4%
                              ==================              =================               ========================

ASP                                 $       356                    $       382                  $      (26)     (6.8%)
                              ==================              =================               ========================

Revenues

Devices                             $ 1,439,674      69.7%         $   933,989      69.2%       $  505,685      54.1%
Service                                 383,021      18.5%             235,015      17.4%          148,006      63.0%
Software                                156,556       7.6%             131,811       9.8%           24,745      18.8%
Other                                    86,594       4.2%              49,632       3.6%           36,962      74.5%
                              ------------------------------------------------------------------------------------------
                                    $ 2,065,845     100.0%         $ 1,350,447     100.0%       $  715,398      53.0%
                              ==========================================================================================

Device revenue increased by $505.7 million, or 54.1%, to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006 compared to $934.0 million, or 69.2% of consolidated revenues, in fiscal 2005. This increase in device revenue over the prior fiscal year is primarily attributable to a volume increase of 65.4%, or
1.60 million units, to approximately 4.04 million units from approximately 2.44 million units in the prior year, partially offset by a decrease in ASP. The Company has launched a number of new products in the current fiscal year and now has devices operating on the GPRS, iDEN, EDGE, CDMA and Ev-DO wireless networks and expanded its customer base of carrier customers, which account for the volume growth. ASP decreased 6.8%, or $26, in fiscal 2006 to $356 per unit from $382 per unit in fiscal 2005, primarily as a result of overall device mix. The Company expects its ASP for devices to remain relatively steady in the first quarter of fiscal 2007 based on projected future sales volumes and product mix, offset in part, by a continued drive to expand the Company's prosumer offering as well as increased competition in the industry. The Company believes revenue and subscriber account additions were adversely affected in the latter part of fiscal 2006 as a result of certain customers delaying

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


purchases due to the uncertainty created by the NTP litigation.

The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $40 million, based upon the Company's volume of devices shipped in fiscal 2006.

Service revenue increased $148.0 million, or 63.0%, to $383.0 million and comprised 18.5% of consolidated revenue in fiscal 2006 compared to $235.0 million, or 17.4% of consolidated revenue, in fiscal 2005. This also reflects the impact of the 53 week fiscal year in fiscal 2006 compared to the 52 week year in fiscal 2005. BlackBerry subscriber account additions were approximately
2.3 million in fiscal 2006, or a 93.1% increase on the total subscriber base, compared to approximately 1.44 million subscriber additions in fiscal 2005. The total base of BlackBerry subscriber accounts at the end of fiscal 2006 was approximately 4.9 million.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $24.7 million to $156.6 million in fiscal 2006 from $131.8 million in fiscal 2005, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.

Other revenue, which includes accessories, non-warranty repairs, NRE, and sundry, increased by $37.0 million, or 74.5%, to $86.6 million in fiscal 2006, compared to $49.6 million in fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair and accessories revenue.

Gross Margin

Gross margin increased by $426.1 million, or 59.6%, to $1.14 billion, or 55.2% of revenue, in fiscal 2006, compared to $714.5 million, or 52.9% of revenue, in the previous fiscal year. The net improvement of 2.3% in consolidated gross margin percentage was primarily due to the following factors:

o   Favorable changes in BlackBerry device product mix;
o A decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations as well as certain raw material cost reductions relating to the leverage of its supply chain;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o Reductions in unit warranty rates and net warranty expense (see "Critical Accounting Policies and Estimates - Warranty" and note 13 to the Consolidated Financial Statements);
o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations; and
o   An increase in non-warranty repair revenues.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for fiscal 2006 compared to fiscal 2005.


                                                                           Fiscal Year Ended
                                                           March 4, 2006                        February 26, 2005
                                                -----------------------------------------------------------------------
                                                           $            % of Revenue              $         % of Revenue

Revenue                                               $ 2,065,845                         $  1,350,447
                                                -----------------------------------------------------------------------

Research and development                               $  157,629               7.6%      $   101,180            7.5%
Selling, marketing and administration                     311,420              15.1%          190,730           14.1%
Amortization                                               49,951               2.4%           35,941            2.7%
                                                -----------------------------------------------------------------------
                                                       $  519,000              25.1%      $   327,851           24.3%
                                                =======================================================================

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.

Research and development expenditures increased by $56.4 million to $157.6 million, or 7.6% of revenue, in fiscal 2006 compared to $101.2 million, or 7.5% of revenue, in the previous year. The majority of the increases during the current fiscal year, compared to fiscal 2005, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, travel, recruiting, and materials, certification and tooling expenses.

Selling, Marketing and Administration

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, legal, audit and other professional fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $120.7 million to $311.4 million for fiscal 2006 compared to $190.7 million for fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses increased to 15.1% in the current year compared to 14.1% in fiscal 2005. Sales and marketing costs continue to increase as the number of carrier partners grow and as efforts into the prosumer market and retail channels continue to build.

The net increase of $120.7 million in selling, marketing and administrative expenses was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


expense as well as increases in consulting and external advisory costs. Other increases were attributable to recruiting, travel and legal fees.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $14.1 million to $50.0 million for fiscal 2006 compared to $35.9 million for fiscal 2005. The increased amortization expense in fiscal 2006 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital and certain intangible asset expenditures incurred during fiscal 2006.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $18.5 million in fiscal 2006 compared to $14.3 million in fiscal 2005 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2006 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2006. See also note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $17.5 million in fiscal 2006 compared to $16.5 million in fiscal 2005.

Total amortization expense with respect to Intangible assets was $23.2 million in fiscal 2006 compared to $19.7 million in fiscal 2005. See also notes 1(l) and 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

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

During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100% compared to much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


and future capital asset usage. The Company, therefore, revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal years 2006 and 2005. See also notes 2 and 6 to the Consolidated Financial Statements.

Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004 and March 1, 2003, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents.

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia ("the District Court"), and the jury issued a verdict in favor of NTP. In 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry devices, software and service in the United States. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. In December 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. In August 2005, the CAFC granted RIM's request to reconsider the December 2004 decision. The CAFC's August 2005 decision vacated the District Court's judgment and the injunction, and remanded the case to the District Court for further proceedings consistent with the CAFC's ruling. Further court proceedings followed.

For the year ended February 28, 2004, the Company recorded charges with respect to the NTP matter totaling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet to resolve all current litigation between them. The parties announced that RIM would pay NTP $450 million in final and full resolution of all claims to date against RIM, as well as a fully-paid up license going forward. During fiscal 2005, the Company recorded an incremental expense of $352.6 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $76.2 million attributable to enhanced compensatory damages and postjudgment interest with respect to fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM would take court action to enforce the Term Sheet. Further

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


court proceedings followed. On November 30, 2005, the District Court ruled that the March 2005 settlement was not enforceable. During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as a charge in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling.

On December 16, 2005, the District Court issued a scheduling order which requested initial briefs by both parties on these matters by January 17, 2006 with responses by both parties and the U.S. federal government due by February 1, 2006 on the question of damages and an injunction in light of the CAFC's August 2005 ruling. A hearing was convened on February 24, 2006 at the District Court.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company's products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry related business. The resolution permits the Company and its partners to sell the Company's products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company's products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with the Company's products and services.

As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

Investment Income

Investment income increased by $29.1 million to $66.2 million in fiscal 2006 from $37.1 million in fiscal 2005. The increase primarily reflects the incremental interest income as a result of improved

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006

interest rate yields in fiscal 2006 compared to fiscal 2005 as well as the significant increase in cash, cash equivalents, short-term investments and investments during the current year primarily from higher net earnings compared to the prior year.

Income Taxes

The Company's income tax expense in fiscal 2006 was $104.0 million, resulting in an effective tax rate of 21.4%. During the first quarter of fiscal 2006, the income tax provision was reduced by $27.0 million because of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The deferred income tax asset recorded on the balance sheet relates primarily to ITCs and other tax loss carry-forwards. The Company's fiscal 2006 current tax expense primarily reflects certain large corporation taxes, and certain other minimum and foreign taxes.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

In fiscal 2005, the Company recorded an income tax recovery $142.2 million. The Company's recognition of its deferred income tax assets in the fourth quarter of fiscal 2005 was primarily responsible for the income tax recovery. In the fourth quarter of fiscal 2005, the Company determined that it was more likely than not that it could realize the full value of its deferred tax assets and that a valuation allowance was no longer required. Accordingly, the Company recognized the full value of its deferred income tax assets on its balance sheet at the end of fiscal 2005.

Net Income

Net income increased by $168.7 million to $382.1 million, or $2.02 per share basic and $1.96 per share diluted, in fiscal 2006 compared to net income of $213.4 million, or $1.14 per share basic and $1.09 per share diluted in the prior year. The increase reflects primarily higher operating profit/gross margin resulting from increased device shipments as well as lower litigation costs in fiscal 2006 when compared to fiscal 2005 (see Litigation). See "Executive Summary" for an analysis and reconciliation of the fiscal 2006 increase in net income and earnings per share.

The weighted average number of shares outstanding was 188.9 million common shares for basic EPS and 194.9 million common shares for diluted EPS for the year ended March 4, 2006 compared to 187.7 million common shares for basic EPS and 196.4 million common shares for diluted EPS for fiscal year 2005.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Summary Results of Operations - Fourth Quarter of Fiscal 2006 Compared to the Fourth Quarter of Fiscal 2005

The quarter ended March 4, 2006 comprised 14 weeks compared to 13 weeks for the quarter ended February 26, 2005.

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

                                                           For the Three Months Ended                               Change
                                                 March 4, 2006                    February 26, 2005                2006/2005
                                       --------------------------------------------------------------------------------------
                                                     (in thousands, except for percentages and per share amounts)
                                       --------------------------------------------------------------------------------------

Revenue                                       $ 561,219      100.0%          $  404,802           100.0%           $ 156,417

Cost of sales                                   252,566       45.0%             174,878            43.2%              77,688
                                       --------------------------------------------------------------------------------------
Gross margin                                    308,653       55.0%             229,924            56.8%              78,729
                                       --------------------------------------------------------------------------------------
Expenses

 Research and development                        43,851        7.8%              29,076             7.2%              14,775
 Selling, marketing and
 administration                                  92,321       16.5%              56,595            14.0%              35,726
 Amortization                                    15,322        2.7%               9,114             2.2%               6,208
                                       --------------------------------------------------------------------------------------
  Sub-total                                     151,494       27.0%              94,785            23.4%              56,709
                                       --------------------------------------------------------------------------------------
Litigation (1)                                  162,500       29.0%             294,194            72.7%            (131,694)
                                       --------------------------------------------------------------------------------------
                                                313,994       55.9%             388,979            96.1%             (74,985)
                                       --------------------------------------------------------------------------------------
Loss from operations                             (5,341)      (1.0%)           (159,055)          (39.3%)            153,714

Investment income                                19,219        3.4%              11,926             2.9%               7,293
                                       --------------------------------------------------------------------------------------

Earnings (loss) before income taxes              13,878        2.5%            (147,129)          (36.3%)            161,007

Recovery of income taxes (2)                     (4,476)      (0.8%)           (144,556)          (35.7%)            140,080
                                       --------------------------------------------------------------------------------------

Net income (loss)                             $  18,354        3.3%         $   (2,573)           (0.6%)           $  20,927
                                       ======================================================================================

Earnings (loss) per share
 Basic                                         $   0.10                      $   (0.01)                             $   0.11
                                       =================               =================                    =================

 Diluted                                       $   0.10                      $   (0.01)                             $   0.11
                                       =================               =================                    =================

Notes:
------

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

Revenue

Revenue for the fourth quarter of fiscal 2006 was $561.2 million, an increase of $156.4 million or 38.6% from $404.8 million in the preceding year's fourth quarter.

A comparative breakdown of the significant revenue streams for the fourth quarter is set forth in the following table:

                                                                                                       Change
                                      FY 2006 4th Quarter          FY 2005 4th Quarter                2006/2005
                               ---------------------------------------------------------------------------------------

Number of devices sold               1,118,000                      712,000                      406,000        57.0%
                               ================                =============                ==========================
ASP                                    $   350                      $   379                    $     (29)       (7.7%)
                               ================                =============                ==========================

Revenues

Devices                              $ 390,961        69.7%       $ 269,458        66.6%       $ 121,503        45.1%
Service                                116,672        20.8%          67,639        16.7%          49,033        72.5%
Software                                28,968         5.2%          55,899        13.8%         (26,931)      (48.2%)
Other                                   24,618         4.3%          11,806         2.9%          12,812       108.5%
                               ------------------------------------------------------------------------------------------
                                     $ 561,219       100.0%       $ 404,802       100.0%       $ 156,417        38.6%
                               ==========================================================================================

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006

Device revenue increased by $121.5 million, or 45.1%, to $391.0 million in the fourth quarter of fiscal 2006 compared to $269.5 million in the preceding year's comparable period. The number of BlackBerry devices sold increased by 406,000, or 57.0%, to 1,118,000 in fiscal 2006 compared to 712,000 in the fourth quarter of fiscal 2005. ASP decreased by $29 or 7.7% to $350 primarily as a result of overall device mix.

Service revenue increased by $49.0 million to $116.7 million in the current quarter, compared to $67.6 million in the fourth quarter of fiscal 2005, as a result of the increased number of BlackBerry subscribers as well as the impact of the 14 week quarter in fiscal 2006 compared to the 13 week quarter in fiscal 2005. BlackBerry subscriber account additions were approximately 625,000 in the fourth quarter of fiscal 2006 compared to approximately 470,000 for the comparable period last year.

Software revenue decreased by $26.9 million to $29.0 million, compared to $55.9 million in the fourth quarter of fiscal 2005, primarily as a result of the timing of the BES v4.1 release which occurred subsequent to fiscal 2006 compared to the fiscal 2005 BES v4.0. release which occurred during the fourth quarter last year.

Overall, the Company believes fiscal 2006 fourth quarter revenue and subscriber account additions were adversely affected as a result of certain customers delaying purchases due to the uncertainty created by the NTP litigation.

Gross Margin

Gross margin decreased to 55.0% of revenue in the fourth quarter of fiscal 2006, compared to 56.8% of revenue in the same period of the previous fiscal year. The net decrease of 1.8% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $29.0 million comprised 5.2% of the total revenue mix, compared to $55.9 million and 13.8% respectively, in the fourth quarter of fiscal 2005 relating to the timing of the BES v4.1 software release which occurred subsequent to fiscal 2006 compared to the BES v4.0 release which was introduced in the fourth quarter of fiscal 2005;
o An increase in amortization expense as a percentage of consolidated revenue; offset in part by
o   A reduction in net warranty expense; and
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the fourth quarter ended March 4, 2006 compared to the quarter ended November 26, 2005 and the fourth quarter ended February 26, 2005. The Company believes it is also meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2006, given the quarterly increases in revenue realized by the Company during fiscal 2006.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


                                                                Three Month Fiscal Periods Ended
                                      -------------------------------------------------------------------------------------
                                                 March 4, 2006              November 26, 2005           February 26, 2005
                                                           % of                        % of                          % of
                                                 $        Revenue            $        Revenue            $          Revenue
                                      -------------------------------------------------------------------------------------
Revenue                                      $561,219                    $560,596                    $404,802
                                      -------------------------------------------------------------------------------------
Research and development                     $ 43,851        7.8%        $ 41,567         7.4%       $ 29,076         7.2%
Selling, marketing and administration          92,321       16.5%          83,965        15.0%         56,595        14.0%
Amortization                                   15,322        2.7%          12,797         2.3%          9,114         2.2%
                                      -------------------------------------------------------------------------------------
                                             $151,494       27.0%        $138,329        24.7%       $ 94,785        23.4%
                                      =====================================================================================

NTP Litigation Matter

As at November 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which represented, at that time, management's best current estimate as to the litigation expense relating to this matter based on then current knowledge and consultation with legal counsel. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in operating results in the three-month period ending March 4, 2006. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. See "Critical Accounting Policies and Estimates - Litigation", "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

Income Taxes

During the fourth quarter of fiscal 2006, the Company recorded a net income tax recovery of $4.5 million, compared to a net tax recovery of $144.6 million in the fourth quarter of fiscal 2005. The fiscal 2006 income tax recovery on the incremental NTP settlement amount was in excess of the income tax expense on pre-tax earnings excluding the litigation accrual.

Prior to the fourth quarter of fiscal 2006, the deferred income tax asset recorded on the balance sheet primarily related to the NTP matter and the November 30, 2005 District Court ruling that the Term Sheet was not binding. Pursuant to the NTP settlement on March 3, 2006, the litigation amount became fully deductible for income tax purposes in the current quarter. This resulted in a reallocation of income tax expense between deferred income taxes and current income taxes as well as between different components of the Company's deferred income tax asset.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


For the fourth quarter of fiscal 2005, the Company's net income tax recovery of $144.6 million primarily related to the Company's recognition of its deferred income tax assets. As at February 26, 2005, the Company determined that it was, more likely than not that, it could realize the full value of its deferred income tax assets and that a valuation allowance was no longer required. Accordingly, the Company recognized the full value of its deferred income tax assets on its balance sheet in the fourth quarter of fiscal 2005.

Net Income

Net income was $18.4 million, or $0.10 per share basic and diluted, in the fourth quarter of fiscal 2006, compared to a net loss of $2.6 million, or $0.01 per share basic and $0.01 per share diluted, in the prior year's fourth quarter. Both fiscal 2006 and fiscal 2005 included litigation provisions of $162.5 million and $294.2 million respectively relating to the NTP litigation matter (see above).

The weighted average number of shares outstanding was 185.6 million common shares for basic EPS and 191.5 million common shares for diluted EPS for the quarter ended March 4, 2006, compared to 189.2 million common shares for basic EPS and 189.2 million common shares for diluted EPS for the quarter ended February 26, 2005.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments decreased by $430.3 million to $1.25 billion as at March 4, 2006 from $1.68 billion as at February 26, 2005 resulting primarily from the Company's share repurchase of 6.3 million common shares in fiscal 2006 in the amount of $391.2 million pursuant to the Company's Common Share Repurchase Program and the settlement payment to NTP in the amount of $612.5 million, partially offset by the net cash generated from operations in the current year. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at March 4, 2006.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                                                 As at
                                                        March 4,        February 26,
                                                          2006             2005             Change
                                                -----------------------------------------------------
Cash and cash equivalents                             $   459,540       $   610,354      $ (150,814)
Short-term investments                                    175,553           315,495        (139,942)
Investments                                               614,309           753,868        (139,559)
                                                -----------------------------------------------------

Cash, cash equivalents, short-term
investments and investments                           $ 1,249,402       $ 1,679,717      $ (430,315)
                                                =====================================================

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006

Operating Activities

Cash flow provided by operating activities was $150.1 million in fiscal 2006, compared to cash flow provided by operating activities of $278.0 million in the preceding fiscal year, representing a decrease of $127.9 million. This decrease resulted primarily from NTP funding in the current fiscal year of $500.5 million (includes $86.7 million which was funded in escrow during the year) compared to $75.7 million relating to the NTP litigation which was funded in escrow in fiscal 2005, offset in part by higher income from operations. The table below summarizes the key components of this net decrease.

                                                   Fiscal Year Ended                  Change
                                         March 4, 2006        February 26, 2005      2006/2005
                                     ----------------------------------------------------------
Net income                               $     382,078          $     213,387       $  168,691

  Amortization                                  85,873                 66,760           19,113
  Deferred income taxes                         77,938               (143,651)         221,589
Changes in:
  Trade receivables                            (87,528)              (126,177)          38,649
  Other receivables                            (18,727)                (7,326)         (11,401)
  Inventory                                    (42,034)               (49,653)           7,619
  Accounts payable                              11,031                 32,894          (21,863)
  Accrued liabilities                           57,134                 16,528           40,606
  Litigation provision                        (435,610)               351,218         (786,828)
  Restricted cash                              111,978                (75,717)         187,695
  All other                                      7,958                   (281)           8,239
                                     ----------------------------------------------------------
                                         $     150,091          $     277,982       $ (127,891)
                                     ==========================================================

Financing Activities

Cash flow used in financing activities was $368.2 million for fiscal 2006 compared to cash flow provided by financing activities of $54.0 million in fiscal 2005. The use of cash in fiscal 2006 was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Company's Common Share Repurchase Program.

Investing Activities

Cash flow provided by investing activities was $67.3 million for fiscal 2006, which included capital asset additions of $178.7 million and intangible asset additions of $23.7 million offset by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $273.6 million. For the prior fiscal year, cash flow used in investing activities was $878.1 million and included capital asset additions of $109.4 million and intangible asset

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


additions of $17.1 million as well as transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $747.8 million.

NTP Litigation Funding

See also "Litigation" and notes 10 and 15 to the Consolidated Financial Statements.

As a result of the definitive licensing and settlement agreements that were signed on March 3, 2006, the litigation against RIM was dismissed by a court order. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by RIM as of March 3, 2006.

As at March 4, 2006, the Company had a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter as described in note 10 to the Consolidated Financial Statements. The Company had pledged specific investments as security for the Facility. As a result of the settlement of the NTP matter, the Company cancelled the letter of credit on March 6, 2006, subsequent to the fiscal 2006 year end.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at March 4, 2006:

                                                                  Less than      One to        Four to    Greater than
                                                      Total        One Year    Three Years   Five Years    Five Years
                                             --------------------------------------------------------------------------
Long-term debt                                     $   7,112  |   $     262    $   6,850      $      -      $      -
Operating lease obligations                           54,691  |       3,459       13,391         8,870        28,971
Purchase obligations and commitments                 323,176  |     323,176            -             -             -
                                             -----------------|--------------------------------------------------------
Total                                              $ 384,979  |   $ 326,897    $  20,241      $  8,870      $ 28,971
                                             ==========================================================================

Purchase obligations and commitments of $323.2 million as of March 4, 2006, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to its demand plans adversely affects these certain key suppliers.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


As of March 4, 2006, the Company had commitments on account of capital expenditures of approximately $8.3 million included in the $323.2 million above, primarily for manufacturing, information technology including service operations.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.25 billion as at March 4, 2006. The Company believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2006 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At March 4, 2006, approximately 5% of cash and cash equivalents, 28% of trade receivables and 19% of accounts payable and accrued liabilities are denominated in foreign currencies (February 26, 2005
- 2%, 42% and 22%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at March 4, 2006. As at March 4, 2006, the unrealized gain on these forward contracts was approximately $24.9 million (February 26, 2005 - $14.6 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 4, 2006, a gain of $0.02 million was recorded in respect of this amount (February 26, 2005 - gain of $0.5 million). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian dollars, Euros, British Pounds and Hungarian Forint and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at March 4, 2006, a loss of $0.4 million was recorded in respect of this amount (February 26, 2005 - loss of $0.5 million). This amount was included in Selling, marketing and administration expenses.

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

Credit and Customer Concentration

The Company has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at March 4, 2006 is $1.6 million (February 26, 2005 - $1.7 million).

While the Company sells to a variety of customers, three customers comprised 18%, 13% and 13% of trade receivables as at March 4, 2006 (February 26, 2005 - two customers comprised 23% and 12%). Additionally, four customers comprised 19%, 16%, 12% and 12% of the Company's sales (fiscal 2005 - four customers comprised 14%, 13%, 13% and 10%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at March 4, 2006 the maximum exposure to a single counterparty was 40% of outstanding derivative instruments (February 26, 2005 - 38%).

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 4, 2006, no single issuer represented more than 12% of the total cash, cash equivalents and investments (February 26, 2005 - no single issuer represented more than 9% of the total cash, cash equivalents and short-term investments).

Subsequent event

On March 9, 2006, the Company completed the acquisition of 100% of the capital stock of Ascendent Systems Inc. ("Ascendent"). Ascendent specializes in enterprise solutions to simplify voice mobility implementations. The purchase price allocation will be finalized in fiscal 2007.

Impact of Accounting Pronouncements Not Yet Implemented

Other-Than-Temporary Impairment of Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") released Issue No. 03-01 Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01"). EITF 03-01 provided guidance when an investment is considered impaired, whether that impairment is considered to be other-than temporary, and the measurement of an impairment loss. Rather than provide additional guidance on EITF 03-01, the FASB issued a proposed FASB Staff Position ("FSP") EITF 03-1-a Implementation Guidance for the Application of Paragraph 16 of EITF Issue 03-01, which superseded EITF 03-01 and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of Security Whose Cost Exceeds Fair Value. EITF 03-01-a was renamed FSP FAS 115-1 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP FAS 115-1 is effective for fiscal periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 is not expected to have a significant impact on the Company's results of operations or financial condition.

Stock-Based Compensation

On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). As previously disclosed, the Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007. See note 1(u) of the Consolidated Financial Statements for proforma disclosure and related EPS impact.

                           Research in Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
                     For the Fiscal Year Ended March 4, 2006


Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 completely replaces APB Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005.

Disclosure Controls and Procedures

The Company's Co-Chief Executive Officers and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as at March 4, 2006 and have determined that such disclosure controls and procedures are effective.

A.       Disclosure Controls and Procedures

         Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "Commission") as those controls and other procedures that are designed to ensure that information required to be disclosed by Research In Motion Limited (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

         Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

         The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 4, 2006.

D.       Audit Committee Financial Expert

         The Registrant's board of directors has determined that John E. Richardson, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. Richardson is independent, as that term is defined in the rules and regulations of the Nasdaq Stock Market, Inc..

         The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

E.       Code of Ethics

         The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.rim.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Director, Investor Relations, at the address that appears on the cover of this Form 40-F.

F.       Principal Accountant Fees and Services

         Audit Fees

         The aggregate fees billed by Ernst & Young LLP ("E&Y"), the Registrant's principal accountant, for the fiscal years ended February 26, 2005 and March 4, 2006, respectively, for professional services rendered by E&Y for the audit of the Registrant's annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such years were $706,000 and $804,000, respectively.

         Audit-Related Fees

         The aggregate fees billed by E&Y for the fiscal years February 26, 2005 and March 4, 2006, respectively, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $63,000 and $60,000, respectively. Professional services provided included accounting research and internal control review procedures.

         Tax Fees

         The aggregate fees billed by E&Y for the fiscal years ended February 26, 2005 and March 4, 2006, respectively, for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $56,000 and $152,000, respectively. Tax services provided included international tax compliance engagements.

         All Other Fees

         The aggregate fees billed by E&Y for the fiscal years ended February 26, 2005 and March 4, 2006, respectively, for products and services provided by E&Y, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

         Audit Committee Pre-Approval Policies and Procedures

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

H.       Tabular Disclosure of Contractual Obligations

         Tabular disclosure of the Registrant's contractual obligations can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 4, 2006 under the heading "Liquidity and Capital Resources - Aggregate Contractual Obligations" filed with the Commission as Document 3 herein.

I.       Identification of Audit Committee

         The Registrant has an audit committee comprised of four individuals:
John E. Richardson, Kendall Cork, James Estill and Dr. Douglas Wright (Chair). Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc.

J.       Critical Accounting Policies

         A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 4, 2006 under the heading "Critical Accounting Policies and Estimates" filed with the Commission as Document 3 herein.

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


                                               RESEARCH IN MOTION LIMITED



Date: May 10, 2006                             By:    /s/ DENNIS KAVELMAN
                                                      -------------------
                                               Name:    Dennis Kavelman
                                               Title:   Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit
No.          Document
---          --------

   1.        Consent of Ernst & Young LLP
  31. Certification of the co-CEO's and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  32. Certification of the co-CEO's and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002