Form 40-F
period 2007-03-03
RESEARCH IN MOTION LTD
filed 2007-05-17
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 3, 2007	Commission File Number 0-29898

Research In Motion Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(519) 888-7465
(Address and telephone number of Registrant’s principal executive offices)
Research In Motion Corporation
122 West John Carpenter Parkway, Suite 430
Irving, Texas 75039
(972) 650-6126
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, no par value
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form            ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.
The Registrant had 185,871,144 Common Shares outstanding as at March 3, 2007.
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

EXPLANATORY NOTE
     As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007, which is included as Document 3 in this Annual Report on Form 40-F, and Note 4 to the audited consolidated financial statements of Research In Motion Limited (the “Registrant”) for the fiscal year ended March 3, 2007, which are included as Document 2 in this Annual Report on Form 40-F, the Registrant is restating its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Registrant’s stock option plan on December 4, 1996 and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses.
     Concurrently with the filing of this Annual Report on Form 40-F, the Registrant is furnishing to the Securities and Exchange Commission (the “Commission”) a Report on Form 6-K that includes the Registrant’s unaudited interim consolidated financial statements for the second and third quarters of fiscal 2007.
     Previously filed annual reports on Form 40-F and previously filed reports on Form 6-K containing quarterly financial statements that were furnished to the Commission that relate to periods covered by the Restatement have not been amended and should not be relied upon.
DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Annual Information Form for the fiscal year ended March 3, 2007, dated May 17, 2007.

Document No. 2:	Audited Consolidated Financial Statements for the fiscal year ended March 3, 2007, prepared in accordance with U.S. generally accepted accounting principles.

Document No. 3:	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007.

Document No. 1

RESEARCH IN MOTION LIMITED
295 Phillip Street
Waterloo, Ontario
N2L 3W8
Annual Information Form
For the fiscal year ended
March 3, 2007
DATE May 17, 2007

TABLE OF CONTENTS

CORPORATE STRUCTURE	5

The Company	5
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

NARRATIVE DESCRIPTION OF THE BUSINESS	8

Overview	8
Industry Background	10
Success Factors	11
Strategy	14
Products and Services	15
Third Party Software Developers	18
Industry Associations	19
Sales, Marketing and Distribution	20
Customers	20
Competition	20
Product Design, Engineering and Research & Development	21
Intellectual Property	24
Production	24
Regulatory Matters	25
Environmental Regulations and Costs	25
Employees	26
Facilities	26
Legal Proceedings	27
Risk Factors	31
Risks Related to the Company’s Business and its Industry	37

DIVIDEND POLICY	53

DESCRIPTION OF SHARE CAPITAL	53

Common Shares	54
Class A Common Shares	54
Preferred Shares	54
Common Share Repurchase Program	55

MARKET FOR SECURITIES OF THE COMPANY	55

ESCROWED SECURITIES	55

DIRECTORS AND OFFICERS	56

TRANSFER AGENTS AND REGISTRARS	60

MATERIAL CONTRACTS	60

INTERESTS OF EXPERTS	61

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE	61

GLOSSARY	63

APPENDIX A	69

CHARTER OF THE AUDIT COMMITTEE	69

1. AUTHORITY	69

2. PURPOSE OF THE COMMITTEE	69

3. COMPOSITION OF THE COMMITTEE	69

4. MEETINGS OF THE COMMITTEE	70

5. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE	70

7. DISCLOSURE AND REVIEW OF CHARTER	71

ANNUAL INFORMATION FORM
CERTAIN INTERPRETATION MATTERS
Unless the context otherwise requires, all references to the “Company” or “RIM” include Research In Motion Limited and its predecessors. Certain terms have the meanings specified in the Glossary. All dollar references, unless otherwise noted, are in United States dollars.
The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion, BlackBerry and SureType are registered with the U.S. Patent and Trademark Office and such names may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.
Special Note Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” section in this Annual Information Form.
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	risks related to RIM’s internal review of its stock option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters;

•	RIM’s ability to enhance current products and develop new products;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber base;

•	RIM’s dependence on a limited number of significant customers;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the continued quality and reliability of RIM’s products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	risks associated with RIM’s expanding foreign operations;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	risks associated with short product life cycles;

•	government regulation of wireless spectrum and radio frequencies;

•	restrictions on import of RIM’s products in certain countries due to encryption of the products;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
CORPORATE STRUCTURE
The Company
The Company was incorporated under the Business Corporations Act (Ontario) (“OBCA”) on March 7, 1984 and commenced operations at that time. The Company has amalgamated with several of its wholly-owned subsidiaries, the last amalgamation occurring on February 24, 2003 through the filing of articles of amalgamation under the OBCA on February 24, 2003. RIM’s registered and principal business office is 295 Phillip Street, Waterloo, Ontario, N2L 3W8, telephone: (519) 888-7465, telecopier: (519) 888-6906.

Intercorporate Relationships
     The Company has three material subsidiaries requiring disclosure. All are wholly owned, directly or indirectly, by RIM.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Research In Motion Corporation	Delaware, U.S.A.
Research In Motion UK Limited	England and Wales
RIM Finance, LLC	Delaware, U.S.A.
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
RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handhelds™ product line, software development tools, radio-modems and other hardware and software.
Significant product and business developments over the last three fiscal years have been as follows:
Fiscal 2007
•	The BlackBerry subscriber base increased to more than 8 million users from 4.9 million the previous year;

•	Launched a number of new handsets including the BlackBerry Pearl with camera and multimedia capabilities, the BlackBerry 8800 with built-in GPS and the BlackBerry 8703e™;

•	Added 100 new carrier relationships for a total of over 270 carriers in 110 countries;

•	Launched BlackBerry Enterprise Server Express™ for small and medium-sized businesses and BlackBerry Enterprise Server for MDS Applications™ and announced Hosted BlackBerry Enterprise Server™;

•	Launched BlackBerry Connect™ service on 50 new devices with 80 carrier partners worldwide;

•	Acquired Ascendent Systems, to enable PBX integration in instant messaging and unified communications platforms which allows RIM to offer an increasingly differentiated wireless offering;

•	Acquired SlipStream Data Inc., to leverage their proprietary compression algorithms that will significantly increase the speed of on-device internet browsing, email and attachment downloads as well as improve overall battery life and bandwidth efficiency of Blackberry devices.

•	Expanded global relationship with Yahoo! and Launched Yahoo! Go for Mobile 2.0; and

•	Announced enhancement to the BlackBerry Smart Card Reader to enable controlled access to PCs.
Fiscal 2006
•	The BlackBerry subscriber base nearly doubled to over 4.9 million subscribers from 2.5 million the previous year;

•	Launched several new handsets including the BlackBerry 8700 Series, the BlackBerry 7130e™, the BlackBerry 7270™; the BlackBerry 7105t™; and the BlackBerry 7100i™;

•	Added 110 new carrier relationships for a total of over 160 carriers in over 60 countries;

•	Launched BlackBerry Enterprise Server™ v4.1 and BlackBerry Mobile Data System™ (MDS) v4.1;

•	Added instant messaging support through agreements with Novell® GroupWise®, AOL®, Yahoo!® and Google®;

•	Launched BlackBerry Connect™ service on 12 new devices with 33 carrier partners worldwide;

•	Announced an extensive technology collaboration with Intel® Corporation;

•	Launched the BlackBerry Smart Card Reader™, a lightweight, wearable smart card reader that enables controlled access to BlackBerry devices using Bluetooth® technology and advanced AES-256 encryption;

•	Launched BlackBerry Internet Service™ v2.0; and

•	Concluded litigation proceedings with NTP, Inc. in the United States.
Fiscal 2005
•	More than doubled the BlackBerry subscriber base to over 2.5 million subscribers with over half a million subscribers outside of North America;

•	Launched several new handhelds including the BlackBerry 7750™, the BlackBerry 7100 Series, BlackBerry 7290™, BlackBerry 7250™, BlackBerry 7520™ and previewed a new BlackBerry handheld for WLAN networks;

•	Launched a significant upgrade to the BlackBerry Enterprise Server (BES) software, version 4.0 for Microsoft® Exchange;

•	Launched BES to support IBM® Lotus® Domino® 7.0 and Novell GroupWise;

•	Added over 25 new carrier partners around the world;

•	Received FIPS 140-2 Security Certification for BES’s enhanced support for the S/MIME security standard;

•	Completed an effective 2 for 1 stock split in June 2004; and

•	Added to the S&P/TSX 60 and S&P Global 1200 Indexes.

NARRATIVE DESCRIPTION OF THE BUSINESS
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
RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, software development tools, and other software and hardware. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. The common shares of RIM are listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM).
RIM’s primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless devices, software and services. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM ®Lotus® Notes®, Novell® GroupWise® and many ISP email services. When incorporating BlackBerry Enterprise Server, the BlackBerry solution allows Microsoft Exchange, IBM Lotus Domino® and Novell GroupWise users to send and receive corporate email and instant messages securely. BlackBerry also enables the use of personal information management (“PIM”), functions such as calendar, address book, task list and other functions associated with personal organizers. The BlackBerry Mobile Data System (MDS), allows users to securely access data from enterprise applications and the Internet. BlackBerry Internet Service (BIS), RIM’s offering for the consumer and prosumer markets, allows the integration of up to 10 supported email accounts on the same BlackBerry smartphone. Both BlackBerry Enterprise Solution and BlackBerry Internet Service allow Internet browsing and full phone functionality on the user’s smartphone. BlackBerry service is provided through a combination of RIM’s network operations center and the wireless networks of carrier partners.
RIM currently markets various models of its smartphones, including: BlackBerry 8800 Series, BlackBerry Pearl, BlackBerry 8700 series, BlackBerry 7100 Series, BlackBerry 7500 Series and the BlackBerry 5790. These products have been designed to accommodate the technical requirements of one of the GSM/GPRS/EDGE, CDMA/1xRTT/EvDO, UMTS, iDEN or Mobitex protocols. Additionally, RIM supports older model devices on the GPRS, Mobitex and DataTAC networks.
In addition, the Company markets the BlackBerry® Smart Card Reader, which is a lightweight, wearable smart card reader that enables controlled access to BlackBerry smartphones using Bluetooth technology and advanced AES-256 encryption. The BlackBerry Smart Card Reader is FIPS 140-2 validated and can be used to comply with certain government or corporate security requirements by enabling two-factor authentication for BlackBerry smartphones and applications. The BlackBerry Smart Card Reader provides support for a variety of industry standard smart cards including the U.S. Department of Defense’s Common Access Card (CAC). The BlackBerry Smart Card Reader also supports S/MIME and can be used in conjunction with the S/MIME Support Package for BlackBerry Smartphones.
The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sales of its products and services as well as its own supporting sales and marketing teams.
RIM also offers the BlackBerry® Connect™ licensing program, which enables leading device manufacturers to equip their handsets with BlackBerry functionality, including push technology to automatically deliver email and other data, so users and organizations can take advantage of BlackBerry wireless services on a broader selection of devices and operating systems. Through the BlackBerry Connect licensing program, RIM has entered into development agreements with or licensed certain of RIM’s intellectual property to ASUSTek Computer, Inc., High Tech Computer Corporation, Motorola, Inc., Nokia Corporation, Palm, Inc., Samsung Electronics and Sony Ericsson Mobile Communication AB. BlackBerry Connect software is available for a number of operating systems, including Palm OS®, Windows Mobile® and Symbian OS™.
The Company believes that the demand for wireless handhelds and services is being fuelled by several key global trends, including the following:
•	commercial availability of high-speed wireless networks which allow for the delivery of both voice and data communications on a single wireless handheld;

•	emergence of mobile access to corporate intranets and enterprise applications as a competitive necessity;

•	broad acceptance of email as a reliable, secure and indispensable means of communication;

•	the growth of instant messaging as a business and personal communications tool;

•	recognition by corporations of the productivity gains achieved through the wireless enablement of enterprise data applications beyond email;

•	growing popularity of portable information devices;

•	availability of smaller, lighter and cheaper converged handhelds, offering both voice and data capabilities;

•	introduction of lower data pricing models by wireless carriers;

•	proliferation of the Internet;

•	growing reliance on data applications for personal communications; and

•	the growing number of mobile workers around the world.
Participants in the wireless handheld and services market require significant technical expertise to meet the stringent demands of the market for products with small size, reasonable battery life, connectivity, behind-the-firewall integration, security, extended functionality, multi-network support, global availability, and ease of use. Moreover, potential entrants must overcome other significant barriers to entry, including developing alliances with industry leading third parties such as global wireless network service providers, securing specialized component suppliers, establishing adequate financial resources and fostering relationships with software application developers.
Wireless devices and services are expected to play a significant role in the growing use of voice, Internet, corporate intranet, instant messaging, email and eCommerce applications. The integration and focus of expert teams from various engineering disciplines have allowed RIM to develop products that RIM believes possess significant benefits over those of its competition. The secure, single-mailbox, push and network efficiency characteristics of RIM’s two-way packet switched wireless solutions that support multiple network protocols, as well as the Company’s relationships with wireless carriers around the world, and the ability of BlackBerry products to wirelessly enable corporate applications, position RIM to maintain its role as a leading wireless solution supplier.
Industry Background
The Wireless Communications Industry
The wireless communications industry involves the provisioning of wireless voice and data services using radio frequency technologies (“RF”) on a variety of competing wireless networks. These networks are typically comprised of a distinct voice layer upon which data transmission layers have been subsequently installed. The most widely deployed wireless voice and data networks include but are not limited to, GSM™/GPRS/EDGE, CDMA/1xRTT/EvDO and iDEN. It is important to note that the two primary international voice and data networks (GSM/GPRS/EDGE and CDMA/Ev-DO) continue to be upgraded to next generation technologies that offer greater speeds and increased abilities to support subscriber concentration in the same and new RF spectrum. The migration path for GSM/GPRS/EDGE includes the addition of UMTS technologies. The path for CDMA/Ev-DO includes the addition of WCDMA technologies. The rollout of these newer technologies is already underway and commercially available in some markets.
In order to capitalize on the capabilities of the voice and data networks, handheld and handset vendors have released new converged devices to market and remain in pursuit of optimal form factors and features to provide end users with a greater degree of choice and value from integrated voice and data capabilities on one convenient and user friendly device. Examples of these products include the BlackBerry 8800 Series, the BlackBerry 8700 Series, the BlackBerry 8100 Series, and the BlackBerry 7700 Series devices. Other converged voice and data products of note include the Danger Hiptop™, HTC S620, Motorola Q, Nokia E62, Palm Treo™ 700 & 750, and Sony Ericsson P900™ Series.
Wireless Communications Industry Markets and Segments
The wireless communications industry is comprised of three distinct markets that are organized based on who purchases the devices, services and software solutions. The consumer market is characterized by end users who purchase devices themselves for personal use, the prosumer market is characterized by end users who purchase devices for business and some personal use, and the enterprise market is where solutions are purchased by IT and line of business managers for deployment to employees.

Products designed for the enterprise market typically include a converged device that is deployed in conjunction with a behind-the-firewall messaging server. Products designed for the prosumer market are typically hosted by either the vendor or wireless carrier and range in their depth of features from email only, to email, PIM and other data services such as Instant Messaging.
RIM believes that the following factors will influence commercial success in the wireless solutions and services market:
•	small size and light weight converged devices;

•	reasonable battery life;

•	intuitive interface and ease of use;

•	access to compelling applications;

•	integration with corporate PBX;

•	extensive geographic coverage;

•	competitive pricing;

•	flexible architecture;

•	end-to-end security;

•	trusted brand;

•	push-based outbound port architecture;

•	extensive customer care capabilities;

•	multi-network support; and

•	connectivity to enterprise or personal email and enterprise applications.
RIM believes that significant barriers to entry include the following:
•	proprietary technology, including hardware and software expertise and intellectual property rights;

•	existing strategic alliances and relationships;

•	access to components and established supplier relationships;

•	existing customer and channel relationships;

•	scarcity of highly qualified personnel;

•	significant development costs and time-to-market;

•	manufacturing expertise;

•	significant financial resources and capacity;

•	regulatory barriers such as Federal Communications Commission (FCC) approval and network certification; and

•	market recognition of industry leaders.
Success Factors
Through development and integration of hardware, software and services, RIM provides end-to-end wireless solutions for seamless access to time-sensitive information including email, voice, messaging, Internet and intranet-based applications. RIM’s integration and focus of research and development teams in radio frequency, hardware and software design, antenna design, circuit board design, integrated circuit design, power management, industrial design, and manufacturing engineering result in cost-effective solutions that offer small size, efficient battery usage, ease of use, robust security and a significant return on investment to customers.

RIM believes that the following characteristics give it a competitive advantage and differentiate its products and services:
•	“Always On, Always Connected”. The BlackBerry wireless solution uses a push architecture where the device is in constant connection with the network. Mobile users are provided with immediate message delivery, which has become the established benchmark for competitive offerings.

•	Extended Functionality. Users increasingly require mobile access devices to be versatile, easy-to-use and provide a robust level of functionality in terms of configuration, features and customizable options. RIM has consistently developed products that balance end users’ demand for features with the demands of IT managers for security and manageability. RIM’s focus on business-grade solutions has won RIM a market-leading role for the enterprise market and a prominent position in the emerging prosumer market.

•	Pricing. RIM believes that its products are well priced relative to suppliers of competing products. The return on investment for BlackBerry provides customers with rapid payback for their purchase. The primary sources of benefits include personal productivity and team workflow enhancements. Additionally, the low bandwidth nature of BlackBerry allows carriers to offer service packages to their customers at favorable rates compared to conventional usage of session based networking over wireless networks. While the market continues to acknowledge and embrace the benefits of RIM’s solutions, RIM continues to launch new IT administrator and end user feature sets designed to lower the cost of buying, deploying and managing the solution.

•	Strength of the BlackBerry Brand and Market Awareness. BlackBerry is recognized as a premier brand in business-grade wireless solutions, presenting a barrier to entry for competitors attempting to offer a similar product. Additionally, the deployment of over 100,000 BlackBerry Enterprise Servers around the world makes it difficult for a new solution to gain a market foothold.

•	Support for Multiple Carriers, Geographies and Network Protocols. The BlackBerry solution offers choice and manageability for global customers. Through relationships with the leading wireless carriers around the world, RIM is able to offer customers their choice of carrier depending on their needs in a particular geography. In addition, BlackBerry supports five network protocols, GSM/GPRS/EDGE/UMTS, CDMA/1xRTT/Ev-DO, iDEN, Mobitex and DataTAC, allowing customers to provide their users with the best combination of carriers and network technologies for their particular region and user base, without changing the underlying BlackBerry infrastructure. RIM will continue to launch new products for next generation networks as the deployment scale and the economies around these networks are established.

•	Support for Third Party Devices. Through its BlackBerry licensing programs, and recently announced BlackBerry application suite for Windows Mobile-based devices, RIM provides a choice of devices for use with the BlackBerry architecture. Through licensing relationships with partners such as Asus, BenQ-Siemens, HTC, Motorola, Inc.,

Nokia, Palm, Inc., Samsung and Sony Ericsson customers are able to use handsets and handhelds developed by third party OEMs to access the BlackBerry wireless data platform.

•	Intellectual Property Rights. RIM has sought to protect the technology that it has developed through a combination of patent, copyright, and trade secret protection as well as through contractual arrangements.

•	Security. RIM’s solution was designed to have built in comprehensive security that has received several security validations across the globe. RIM’s complete security solution includes; end-to-end data encryption to ensure confidentiality, robust remote IT management, support for internet security standards, full application control, multiple user authentication schemes, secure boot ROM and signed API access and firewall integrity preservation. In addition to the security built into BlackBerry, RIM has developed a BlackBerry Smart Card Reader which further enhances the device security for a wide range of government users.

•	Extensibility and Flexible Architecture. RIM has designed its device and server platform architecture to support open standards to make it attractive for other software developers to create custom applications for BlackBerry. In addition, RIM has added additional Application Programming Interfaces (APIs) to the BlackBerry® Java Development Environment (BlackBerry JDE) to enable the next wave in mobile application development. RIM believes its product architecture is more flexible and open than that used by many of its competitors. Through the Mobile Data System (MDS) feature of BlackBerry, customers can quickly and easily design wireless applications and/or provide access to existing corporate application data wirelessly to their employees.

•	Access to Key Corporate Data Stores. BlackBerry Enterprise Server provides corporations with the means to provide wireless access to all four main corporate data stores from a single integrated platform. BlackBerry is the only wireless platform that provides access to corporate email and PIM, corporate voice PBX and hybrid IP/PBX stores, real-time computing and corporate IM such as IBM SameTime and Microsoft Live Communications Server, and enterprise applications.

•	Secure, End-to-End Solution. BlackBerry was designed as an end-to-end solution specifically for enterprise access to email, PIM and other corporate information from a single wireless device. Through integration with Microsoft Exchange, Lotus Domino and Novell GroupWise, the BlackBerry solution can provide corporate users with secure wireless access to their own corporate email rather than having to establish an additional email account. Other features of the solution include over-the-air calendar synchronization, over-the-air folder management, wireless synchronization of deletes, enhanced IT manageability and personal organizer features such as contacts, tasks, and memos. RIM also provides a robust corporate applications platform that masks the complexities of wireless application development by providing an integrated framework using web-services and object oriented programming tools that provides preconfigured support for end-to-end security and multiple data transport methods.

•	BlackBerry Outbound Port Architecture. BlackBerry is architected using a secure infrastructure that does not require IT managers to compromise firewall security through the opening of an inbound firewall port. The BlackBerry network operations center (NOC) offers a number of efficiency and security benefits to carriers and end-users. These benefits are outlined in detail in the “Competition” section below.

•	Multiple Channels. RIM has launched products specifically tailored for the prosumer market to augment its original behind-the-firewall, server-based products for the corporate market. This increases the market touch points available to RIM. Carrier Small and Medium Enterprise (SME) business units are now able to offer single licence or low volume licence BlackBerry Enterprise.
Strategy
Key components of RIM’s business strategy include:
•	Extend Technology Leadership. RIM is currently recognized as a leader in the wireless data communications industry for designing and developing the BlackBerry wireless email solution. RIM intends to maintain its leadership by focusing on the further development of two-way wireless technologies and enabling applications, protecting its intellectual property and encouraging the adoption of its platform by wireless network service providers globally and their customers, and licensing the BlackBerry platform to key handset and service vendors.

•	Broaden Strategic Alliances and Relationships. RIM intends to continue to strengthen and develop its strategic alliances and relationships, and enter into similar relationships to affirm and enhance its competitive position as a primary wireless handheld and solutions provider to the mobile data communications industry. Areas of strategic alliances and relationships include, but are not limited to, enterprise and other software applications companies, global telecommunications carriers, OEM handset and converged wireless communication device manufacturers, intranet applications and portal companies, microchip manufacturers and global systems integrators.

•	Promote and Enhance Development of Third Party Software. RIM will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of software applications for the BlackBerry platform.

•	Expand the Global Reach of the BlackBerry Platform. RIM plans to continue to foster relationships with key carriers and customers to expand the BlackBerry addressable market and provide customers with access to their corporate or personal data anywhere in the world.

•	Extend BlackBerry’s Reach in the Enterprise into the Prosumer and Consumer Market. RIM has and will continue to undertake in a number of initiatives aimed at expanding further into the prosumer and consumer market. These initiatives include partnerships with leading prosumer and consumer portal and applications companies such as Google and Yahoo, expanding channel distribution into retail, indirect and Value Added Reseller (VAR) channels, as well as launching handsets with consumer friendly features such as the BlackBerry Pearl.
•	Maintain Market Leadership and Expand Customer Base. RIM intends to maintain its position as a market leader by focusing its sales and marketing efforts on the continued use of strategic alliances and relationships to promote the sale of its products, as well as utilizing direct sales and marketing teams. In addition, RIM intends to continue to grow its leadership through focusing on developing leading edge handsets as well as enabling existing enterprise applications and third party applications.

•	Enhance and Expand the BlackBerry Solution. RIM believes that the functionality of the BlackBerry wireless email solution can be further enhanced for both corporate, prosumer and consumer markets. RIM will focus on improving and enhancing its service, designing new, compelling form factors for different market segments and developing additional BlackBerry applications either independently, through acquisitions or through partnerships.

•	Continue to Invest in Highly Qualified Personnel. RIM believes that the quality and skills of its senior management team and other personnel within the organization have been key factors in its progress to date. RIM intends to continue its recruiting strategies and operations in order to attract personnel to support its product development and growth strategies.

•	Pursue Licensing and Strategic Relationships with Industry Leaders. Through its BlackBerry Connect and BlackBerry Built-In licensing programs, RIM will continue to pursue arrangements with partners to allow third party handsets to access the BlackBerry architecture in order to broaden the addressable market and offer greater choice to end-users.
Products and Services
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, comprised of wireless devices, software and service. BlackBerry service is provided through a combination of RIM’s Network Operating Center (NOC) and the wireless networks of RIM’s carrier partners.
The Company’s revenue mix for fiscal years 2007 and 2006 is as follows:

Revenue (U.S. $000’s)	March 3, 2007		March 4, 2006

Devices	$2,215,951	73.0%	$1,439,674	69.7%
Service	560,116	18.4%	383,021	18.5%
Software	173,187	5.7%	156,556	7.6%
Other	87,849	2.9%	86,594	4.2%

	$3,037,103	100.0%	$2,065,845	100.0%

Other revenue includes accessories, non-warranty repairs, and non-recurring engineering development contracts (“NRE”).
BlackBerry Smartphones
BlackBerry smartphones are communication tools that incorporate wireless technology to deliver simple, mobile communications access. Utilizing push-based technology that automatically delivers email and other data to a BlackBerry smartphone, as well as a mobile phone and fully integrated browser and organizer applications, BlackBerry products make it easy to manage information and communications from a single, integrated device.
BlackBerry smartphones are available from over 200 carriers and are designed to operate on a variety of carrier network types, including GSM/GPRS/EDGE, CDMA/Ev-DO, iDEN, UMTS and Mobitex.
The following BlackBerry smartphones are currently available:
•	BlackBerry Curve — The BlackBerry Curve is the latest addition to the BlackBerry smartphone family. It is the smallest and lightest full QWERTY keyboard BlackBerry smartphone. The BlackBerry Curve offers innovative new features without compromising on core BlackBerry functionality. It offers email, web browser, text messaging (SMS and MMS), instant messaging, organizer applications, mapping and phone as well as a 2 megapixel camera, enhanced multimedia and expandable memory.

•	BlackBerry 8800 Series — including BlackBerry 8800™ and BlackBerry 8830 World Edition. The BlackBerry 8800 Series is compact and slim with capabilities including: a large, sharp screen with built-in light-sensing technology, built-in GPS and mapping, expandable memory, media player, tethered modem and a high-capacity battery. The 8830 is the first CDMA BlackBerry smartphone capable of roaming globally on GSM/GPRS networks.

•	BlackBerry Pearl — The BlackBerry Pearl is a small, easy-to-use smartphone designed to take BlackBerry beyond the enterprise market segment. It is significantly narrower than the 8800 series and offers BlackBerry SureType input technology. It offers phone, digital camera, multimedia capabilities and expandable memory in addition to the full BlackBerry experience of email, web browser, text messaging (SMS and MMS), instant messaging and organizer applications.

•	BlackBerry 8700 Series — including BlackBerry 8700c™, BlackBerry 8700f™, BlackBerry 8700g™, BlackBerry 8700r™ and BlackBerry 8700v™. The BlackBerry 8700 Series features superior web browsing and attachment handling performance, a bright, auto-sensing screen, speakerphone, dedicated send/end phone buttons, Bluetooth support and an Intel XScale® processor.

•	BlackBerry 7100 Series — including BlackBerry 7130e™, BlackBerry 7100g™, BlackBerry 7100i™, BlackBerry 7100r™, BlackBerry 7105t™, BlackBerry 7100v™ and BlackBerry 7100x™. The BlackBerry 7100 Series business phone is an integrated solution, incorporating the traditional BlackBerry offerings, as well as speakerphone capabilities and Bluetooth hands-free headset and car kit support. The BlackBerry 7100 Series is the first series of devices to incorporate RIM’s SureType keyboard technology. Different versions of the BlackBerry 7100 Series are available for the iDEN, GSM/GPRS, and Ev-DO networks.

•	BlackBerry 7500 Series — including BlackBerry 7510™ and BlackBerry 7520™. The color BlackBerry 7510 and BlackBerry 7520 handhelds operate on the iDEN network through Nextel in the United States and Telus in Canada. These handhelds integrate the traditional BlackBerry offering as well as Nextel’s unique walkie-talkie feature. The BlackBerry 7520 also incorporate assisted Global Positioning System (aGPS) functionality and Bluetooth.
Service
The Company generates revenues from BlackBerry service relating to monthly access billings charged to its BlackBerry subscriber account base. For the fiscal year ended March 3, 2007, RIM’s BlackBerry subscriber account base increased to approximately 8 million subscriber accounts from 4.9 million the previous year. The Company’s service revenue is generated in one of two streams:
•	A monthly infrastructure access fee to a carrier/reseller when a carrier or other reseller bills the end customer. This monthly infrastructure access fee is significantly lower than the monthly service fee charged by RIM below, as RIM does not need to cover the cost of the wholesale airtime.

•	A monthly service fee charged by RIM directly to data-only end-customers where RIM purchases airtime from certain carriers and resells it directly to BlackBerry subscribers. This represents a small and declining portion of the installed subscriber account base.
Software
An important part of the BlackBerry solution is the software that is installed at the corporate server level and in some cases on desktop personal computers. Software revenues include fees from licensed BES software and Client Access Licenses (CALs), Technical Support (T-Support) and upgrades.

TSupport
TSupport is a comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers’ unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support directly with RIM. Support can be provided for all BlackBerry software regardless of where it was initially purchased. There are five service support levels to satisfy different customer’s specific BlackBerry support needs.
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
BlackBerry Licensing Program
The BlackBerry Licensing Program provides additional infrastructure access fees (service revenue) for RIM. The licensing program, branded BlackBerry Connect and BlackBerry Built-In, enables mobile device manufacturers to equip their handsets with the integrated ability to connect to the BlackBerry infrastructure using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by RIM’s customers. It provides an open, global platform and addresses the distinct desires of end users, IT departments, carriers and licensees alike.
Third Party Software Developers
RIM provides a feature rich open standards based development platform which allows third party and enterprise developers to rapidly extend the reach of enterprise and individual applications to BlackBerry devices. Through both partner and RIM’s own efforts, BlackBerry provides a developer with a robust choice of application options and development environments. The architecture of the platform provides both a rich set of Application Program Interfaces (“API”) and standard interfaces and services available on both the device and through the Mobile Data System (MDS) feature of BlackBerry Enterprise Server (BES). Development options include both standard and enhanced browser or thin client, standard Java2 Micro Edition (J2ME) thick client and a new rich application capability utilizing the power of standard Web Services. To assist the developer in creating applications and the administrator who will deploy and manage them, the BES/MDS feature set includes services such as application deployment and administration, security, data push capability, data compression and wireless network connectivity. These services greatly assist the developer in reducing the application development and deployment cycle time. A full suite of tools are available through a free download from the BlackBerry website to allow a developer to create, simulate, debug and deploy applications on the BlackBerry platform utilizing a standard Windows based PC environment. Partner efforts have extended application development capability to additional standard environments such as Visual Studio® and Sun NetBeans. RIM also provides extensive developer support and information through both the website and various support groups. The BlackBerry Alliance Program provides Business Development, Marketing and Technical Support to its members with the goal of building a strong ecosystem of companies delivering software and service solutions for BlackBerry.
Industry Associations
RIM is an active participant in numerous industry associations and standards bodies including:
•	3G Americas

•	3rd Generation Partnership Project 2

•	AeA and AeA Europe

•	Australian Mobile Telecommunication Association

•	BITKOM (Germany)

•	Bluetooth SIG

•	CALCE Electronic Products and Systems Consortium

•	Canada China Business Council

•	Canadian Manufacturers & Exporters

•	Canadian Chamber of Commerce

•	CDMA Development Group

•	Cellular Telephony and Internet Association (USA)

•	European Telecom Standards Institute

•	EICTA (Europe)

•	GSM Association

•	Information Technology Association of Canada

•	Information Technology Industry Council (USA)

•	Intellect (UK)

•	International Trademark Association

•	International Wireless Packaging Consortium

•	IPC Association Connecting Electronics Industries (USA)

•	Java Community Process

•	Open Mobile Alliance

•	Surface Mount Technology Association

•	Telecommunications Industry Association

•	US Information Technology Office (USITO) (China)

•	WiFi — Alliance

•	World Wide Web Consortium

RIM’s involvement with these and other associations includes standards development, government advocacy, joint marketing, participation in conferences and trade shows, training, technology licensing by RIM and business development.
Sales, Marketing and Distribution
RIM markets and sells its BlackBerry solution primarily through global wireless communications carriers (carrier partners), who distribute the solution to end users. RIM has a number of carrier-focused business units that support the sales and marketing efforts of RIM’s carrier partners through training, technical account management and sales and marketing support. As of March 3, 2007, RIM’s marketing, sales and business development, BlackBerry operations, customer support, billing and technical support teams consisted of approximately 2150 people.
Customers
RIM is dependent on an increasing number of significant global carrier partner customers with respect to the sales of its products both in terms of the numbers of units sold and the aggregate value of its sales. While the Company sells its products and services to a variety of customers, two customers comprised 23% and 13% of trade receivables as at March 3, 2007. Additionally, four customers comprised 19%, 14%, 11% and 11% of the Company’s revenue in fiscal 2007.
The primary direct customers for the BlackBerry wireless solution are wireless carriers. The Company sells GPRS/EDGE, CDMA/Ev-DO and iDEN devices and software to carriers, who in turn bundle the handhelds and software with airtime and sell the complete solution to end customers. Software is licensed directly to end customers, although it is distributed by carriers, resellers and directly through RIM. The Company’s BES supports multiple networks and devices, so that BlackBerry service from multiple carriers can be deployed within a company using the same BES software.
In fiscal 2007, 57.9% of the Company’s revenues were derived from the United States, 7.3% were derived from Canada and the remaining 34.8% were derived from other foreign jurisdictions.
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
In the wireless data communications access market, the Company is aware of several suppliers of access devices for public wireless data networks, including: Casio Inc.; Danger, Inc.; Telefonaktiebolaget LM Ericsson; Fujitsu Limited; HandEra, Inc.; Hewlett-Packard Company; Hitachi America, Ltd.; Intermec Technologies Corporation; Itronix Corp; Kyocera Corp or Kyocera International Inc.; Microsoft Corporation; Mitsubishi Corporation; Motorola, Inc.; NEC Corp.; Nokia Corp.; Novatel Wireless, Inc.; NTT DoCoMo Inc.; Option NV, Palm, Inc.; Sanyo Electronic Co. Ltd.; Samsung Electronics Co., Ltd.; Sendo Ltd.; Sharp Corporation; Sierra Wireless Inc.; Sony Corporation; and Sony Ericsson Inc., among others. In addition the Company may face competition from companies focused on providing middleware to facilitate end-to-end wireless messaging solutions. Companies in this category include Motorola Inc.; IBM Corporation; Microsoft Corporation; Notify Technology Corporation; Openwave Systems Inc.; Seven Networks, Inc.; Sybase, Inc.; and Visto Corporation, among others.
A variety of approaches are being pursued as diverse handset and handheld vendors attempt to provide mobile access to corporate data. These approaches include smartphones, PDA’s, wireless PDA’s, phone/PDA hybrids, converged voice and data devices, a variety of middleware offerings and other end-to-end integrated wireless solutions.
A key aspect of competitive differentiation among industry participants involves the inclusion of a sophisticated Network Operations Center (NOC) in the system architecture. RIM pioneered the use of a sophisticated multi-node centralized architecture responsible for the routing of messages to and from devices. The key benefits of the NOC are message delivery reliability, network utilization efficiency and security. By isolating firewalls from the devices, NOCs avoid the need for numerous simultaneous inbound connections through the firewall which is a significant security consideration for many IT managers. Other benefits of NOCs include eliminating the opportunity for Denial of Service attacks against the firewall, protecting against bad packets reaching devices, and enhancing service quality by providing advanced compression and by acting as a buffer between the limited capacity of wireless networks and the massive capacity of the wired environment. Companies that operate independent NOCs include RIM, Motorola Inc. and Visto Corporation. Nokia Corporation operates a carrier-based NOC. Companies that do not provide a NOC include Microsoft Corporation and Notify Technology Corporation.
It is important to note that the cost of operating the NOC is often charged directly to carriers by the solution vendor as is the case with RIM. Carriers typically include the NOC fee within data plans at the same or lower prices than data plans provided for solutions without NOCs partly because of the superior network efficiency of NOC-based systems. As such, end users get a better performing solution with a significantly superior security model at the same or lower cost to products without NOCs.
Product Design, Engineering and Research & Development
The Company’s research and development strategy seeks to provide broad market applications for products derived from its technology base. As of March 3, 2007, RIM’s research and development team consisted of approximately 2,100 employees. Research and development expense in fiscal 2007 was $236.2 million, compared to $158.9 million in fiscal 2006.
Efficiencies in board layout and component integration utilizing the latest in High Density Interconnection (HDI), component packaging and attachment technology combined with proprietary software and firmware features allow RIM to customize its core proprietary hardware designs to address new applications, network protocols and transmission frequencies. RIM’s radio transceiver technology can be adapted to support multiple protocols in the wireless data communications market, supporting its position as a primary supplier of wireless and related hardware and software products.
RIM has developed its own radio code stack and launched a new device platform incorporating this radio code stack as well as utilizing the powerful Marvell PXAxxx processor.
The development and support of RIM’s products require several key areas of expertise within RIM to be closely integrated. RIM has recruited and developed teams with expertise in these required areas and the Company believes that the integration and focus of these teams provides RIM with a significant competitive advantage. The following chart outlines several of these key areas of expertise together with their design and user benefits.

Key Area of Expertise	Design and User Benefits

RF Engineering	High performance radio — low cost, small size, efficient battery consumption, better coverage
Analog RF & Digital ASIC	Integration — low cost, small size
Audio	Improve audio quality in all environments through hardware and signal processing design. Excellent multi-media capability.
Display	High resolution bright displays with improved power characteristics
Intelligent Antennas	Effective radiated power — better coverage and efficient battery consumption
Power Management	Low power requirements — efficient battery consumption
Firmware	Integration, customization — low cost, Small size, efficient battery consumption
Software Tools	Software development kits — more applications available
Testing Software	Fast and thorough test/debug — low cost, better quality, improved service/support
Product Design	Award winning products / outstanding customer experience through software and user interfaces
One of the significant competitive advantages of RIM’s radio design is that its proprietary technology can be extended through development efforts to other protocols and to emerging digital network standards.
The Company’s research and development efforts are focused primarily on the following areas:
•	improving the functionality, security and performance of its BlackBerry solution and

BlackBerry wireless devices;
•	developing new devices for current and emerging wireless network technologies and market segments;

•	building device software including compilers, Java Virtual Machine, radio code, and BlackBerry applications;

•	developing server and desktop software for corporate, institutional and Prosumer environments;

•	developing infrastructure systems to provide the underlying support for wireless network and Internet connectivity;

•	providing a platform and tools for third party software developers and enterprises to write and wirelessly enable applications;

•	providing tools and components to enable other manufacturers and operating system vendors to embed BlackBerry connectivity in their products; and

•	improving manufacturing and testing technologies.
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
The Company has previously entered into two project development agreements with Technology Partnerships Canada (“TPC”), which provide partial funding for certain research and development projects.
Funding from TPC for the first agreement (“TPC-1”) totaled $3.9 million and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to a maximum of $6.1 million. The Company has fully repaid its obligations with respect to TPC-1.
The second agreement with TPC is for a development project (“TPC-2”) under which total contributions from TPC have been $23.3 million. The Company had fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution is repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to certain annual maximum amounts through fiscal 2015, not exceeding $39.3 million. The Company has recorded $2.8 million on account of TPC royalty repayment expense with respect to TPC-2 obligation during fiscal 2007 (March 4, 2006 — $1.9 million).
The Company also qualifies for investment tax credits (“ITC’s”) on eligible expenditures on account of Canadian scientific research and experimental development. In fiscal 2006 and fiscal 2007, the Company recognized the benefits of its ITC’s in its consolidated statement of operations as a reduction in income tax expense.

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
RIM protects its technology through a combination of patents, designs, copyrights, trade-secrets and contractual arrangements. RIM seeks to patent key concepts, components, protocols, processes and other inventions that it considers to have commercial value or that will likely give RIM a technological advantage. Although RIM applies for patent protection primarily in Canada, Europe and the United States, the Company has filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so. To broadly protect RIM’s inventions, the Company has a team of in-house patent attorneys and also consults with outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, RIM owns rights to an array of patented and patent pending technologies relating to wireless communication technology.
It is RIM’s general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment.
RIM also enters into various types of licensing agreements related to technology and intellectual property rights. RIM enters certain of these agreements to obtain rights that may be necessary to produce and sell products for the wireless industry. RIM may also license its technology and intellectual property to third parties through various licensing agreements.
Production
RIM owns a 192,000 square foot manufacturing facility strategically located within close proximity to the Company’s research and development facilities and labs in Waterloo, Ontario. Expansion of an additional 50,000 square feet and renovation of the existing building will be ready for occupancy by RIM in July 2007. The expanded facility will be used for co-location of some dispersed manufacturing operations functions, incremental production and material storage requirements.
In addition to the economies of scale RIM has received by centralizing new product introduction and production ramp activities coupled with volume manufacturing of handhelds in its manufacturing facility, RIM fully integrates manufacturing with its internal research and development activities. RIM expects that these benefits will continue to be significant and will grow incrementally as it pursues its objective of positioning itself to provide cost-effective and innovative access device solutions across the entire range of current wireless network standards. In addition, RIM outsources production of several products to contract manufacturers.
With continued supply chain investment and the addition of flexible production capacity and distribution through the extension of outsourcing partnerships, RIM is well positioned to fulfill the requirements of carrier customers seeking a reliable, assured source of supply for handheld device orders. The Company expects to further leverage and expand outsourcing partnerships and increase its outsourcing volumes for handheld manufacturing during fiscal 2008 due to increasing device shipments and global distribution demands.
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
RIM’s products must be approved by the Federal Communications Commission (“FCC”) before they can be used in commercial quantities in the United States. In Canada, the relevant regulatory authority is Industry Canada while the European Community (“EC”) sets requirements for use in EC member states. Regulatory requirements are similar in other jurisdictions. All regulators require that access devices meet various standards, including limits with respect to interference with other electronic equipment and safety standards with respect to human exposure to electromagnetic radiation.
RIM’s BlackBerry wireless devices, which are made commercially available by RIM, meet FCC, Industry Canada, and EC requirements. In addition, RIM devices have obtained the necessary regulatory approvals required by other countries where such products are made commercially available by RIM.
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
Environmental Regulations and Costs
Some of the Company’s operations are subject to regulation under various provincial, federal, state and international laws relating to environment protection and the proliferation of hazardous substances. In parts of Europe and North America, the Company is currently obligated to comply with substance bans, packaging and certain recycling requirements. In addition, the Company may be required to comply with substance bans in other jurisdictions and product take-back requirements that would make the Company responsible for recycling and/or disposing of products the Company has sold. These and other environmental laws may become more stringent over time, may be required in more places of RIM’s business and may require the Company to incur substantial costs for compliance.
Employees
As of March 3, 2007, RIM had 6,254 employees including: 2,160 in the advanced research, product development, standards and licensing areas; 836 in sales, marketing and business development; 1,098 in customer care and technical support; 1,158 in manufacturing; and 1,002 in administration, which includes information technology, BlackBerry network operations and service development, finance, legal, facilities and corporate administration.
Facilities
Waterloo, Ontario, Canada
The Company’s corporate headquarters and manufacturing facility are located in Waterloo. The campus-type layout of 21 buildings, 13 of which are owned and eight of which are leased, currently houses the corporate, administration, finance, engineering, research and development, sales and marketing and manufacturing operations. The buildings which are owned contain approximately 1,170,225 square feet; RIM occupies approximately 941,252 square feet, with the balance being sublet to tenants. Additionally, RIM currently occupies approximately 236,214 square feet in eight leased buildings.
Other
RIM leases 101,442 square feet outside Ottawa, Ontario, used primarily for research and development and engineering functions, and has also recently acquired a 157,696 square foot building with acreage to establish a permanent presence in the area. RIM also leases 44,194 square feet in Mississauga, Ontario, used for a variety of sales, research and development and engineering activities, and has purchased acreage and recently begun construction on a new facility in the area. In addition, RIM leases an 82,028 square foot facility in Halifax, Nova Scotia, used for customer service operations. Construction is in progress for a permanent customer service operations location in the greater Halifax area.
RIM leases facilities in various locations throughout the United States, including 81,934 square feet for its U.S. headquarters in Dallas, Texas, which house certain sales, marketing, legal and administration activities. In total, RIM leases 137,039 square feet throughout the United States.
RIM also has established offices in Europe and Asia Pacific. The RIM operations in Europe are headquartered out of a new 68,893 square foot leased facility in Slough, UK, used for customer service operations, sales, marketing, BlackBerry network operations, information technology and administration activities. A number of other small offices leased in France, Germany, Italy, Spain, and U.K. add a total of 38,902 square feet, and are primarily used for sales and marketing activities. In Asia Pacific, RIM leased a new 32,733 square feet customer service operations site in Singapore, in addition to the 17,667 leased square feet in Hong Kong, Australia, Japan and China, which house sales and marketing activities.

Legal Proceedings
NTP, Inc.
The Company was the defendant in a patent litigation matter brought by NTP, Inc. (“NTP”) alleging that the Company infringed on eight of NTP’s patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $201.8 million in fiscal 2006 to account for the additional charge for the final settlement in the amount of $162.5 million, the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $21.0 million to account for incremental current and estimated legal and professional fees in connection with this litigation.
Inpro II
In November 2003, Inpro II Licensing S.à.r.l. (“Inpro II”) filed an action in the United States District Court for the District of Delaware (the “U.S. Inpro Action”) asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court’s dismissal. Inpro II has exhausted its appeal rights and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding.
Eatoni Ergonomics, Inc.
Research In Motion Limited and Research In Motion Corporation v. Eatoni Ergonomics, Inc., Civil Case No. 05 CV 0851-K, United States District Court for the Northern District of Texas (“the Litigation”). On April 28, 2005, the Company filed a declaratory judgment action against Eatoni Ergonomics, Inc. (“Eatoni”) seeking judgment of non-infringement and invalidity of Eatoni’s United States Patent No. 6,885,317 (“the ‘317 patent”), titled “Touch-typable Devices Based On Ambiguous Codes And Methods to Design Such Devices.” Eatoni asserted a counterclaim of infringement of the ‘317 patent. The Company and Eatoni mediated and executed a Settlement Agreement on September 26, 2005. On March 29, 2007, in a final, non-appealable, confidential Arbitration Award, the Arbitrator upheld the enforceability of the Settlement Agreement, finding that it requires dismissal of the Litigation. The Company expects to execute and file a stipulated dismissal of the Litigation with the Northern District of Texas. The exact timing of the dismissal will depend upon other aspects of the Arbitrator’s decision. As part of the Settlement Agreement, the Company is also involved in discussions with Eatoni directed toward an expected joint development project.

Morris Reese
On August 31, 2005, Morris Reese (“Reese”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with seven other defendants alleging infringement of United States Patent No. 6,427,009 (the “009 Patent”). A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement was not material to RIM’s consolidated financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.
T-Mobile Deutschland GmbH
By letter dated February 16, 2004, T-Mobile Deutschland GmbH (“TMO-DG”) and T-Mobile International AG (collectively, “TMO”) served RIM’s wholly-owned UK subsidiary, Research In Motion UK Limited (“RIM-UK”), with a third party notice in relation to litigation in Germany (the “Neomax Litigation”) in which the plaintiff, Neomax Co., Ltd. (“Neomax”), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax’s damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals until the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
Inpro Licensing S.a.r.l
On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.à.r.l. (“Inpro”) in the High Court of Justice (Chancery Division, Patents Court) (the “High Court”) in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 (“the B1 Patent”), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro appealed the decision of the High Court and a hearing was held in the Court of Appeals for the Chancery Division, Patent Court on January 16 to 18, 2007. The Court of Appeals issued an order on February 7, 2007, dismissing Inpro’s appeal and upholding the lower courts ruling in favor of RIM.

Inpro
By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
Visto Corporation
On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM ‘457 and ‘694 patents, along with a declaratory judgement complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.
On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. Proceedings are currently pending.
On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. Proceedings are currently pending.
DataQuill BVI, Ltd.
On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 24, 2007, DataQuill filed its Answer and Counterclaim to RIM’s declaratory judgment action. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
Williams Wireless Technologies
On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the ‘297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the ‘297 patent. The ‘297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
Pension Fund Litigation
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of

Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of the Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions. No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders. At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy. In addition, at this time, it is not possible to determine whether leave to commence the derivative action will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company. Accordingly, no amount has been recorded in RIM’s consolidated financial statements as at March 3, 2007.
From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
Risk Factors
Investors in the Company’s common shares should carefully consider the following risks, as well as the other information contained in this Annual Information Form, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007. If any of the following risks actually occurs, the Company’s business could be harmed. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties, including those of which the Company is currently unaware or the Company currently deems immaterial, may also adversely affect the Company’s business.

Risks Related to Intellectual Property
The Company may infringe on the intellectual property rights of others.
The Company’s commercial success depends upon the Company not infringing intellectual property rights owned by others. The industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. Some of these patents may grant very broad protection to the owners of the patents. The Company cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require the Company to alter its technologies, obtain licenses or cease certain activities.
The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. The Company may be subject to these claims either directly or through indemnities against these claims that it provides to certain carrier partners. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Some of the Company’s competitors have, or are affiliated with companies having, substantially greater resources than the Company has, and these competitors may be able to sustain the costs of complex intellectual property infringement litigation to a greater degree and for longer periods of time than the Company can. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could:
•	adversely affect the Company’s relationships with its customers;

•	be time-consuming to evaluate and defend;

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product and software shipment delays or stoppages;

•	subject the Company to significant liabilities;

•	require the Company to enter into costly royalty or licensing agreements;

•	require the Company to develop possible workaround solutions that may be costly and disruptive to implement; and

•	require the Company to cease certain activities or to cease selling its products and services in certain markets.
In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against the Company or, in certain circumstances, the Company’ customers with respect to its products and services, that is not resolved in the Company’s favor, the Company may be prohibited from developing or commercializing certain technologies and products unless the Company obtains a license from the holder of the patent or other intellectual property rights. There can be no assurance that the Company will be able to obtain any such license on commercially reasonable terms, or at all. If the Company does not obtain such a license, its business, operating results and financial condition could be materially adversely affected and the Company could be required to cease related business operations in some markets and restructure its business to focus on continuing operations in other markets. In addition, the Company includes and promotes certain third-party applications with its products. The Company’s support and promotion of third-party applications may increase the risk of intellectual property litigation if such applications infringe on the intellectual property rights of others.
The Company may not be able to obtain patents or other intellectual property protections necessary to secure its proprietary technology.
The Company’s commercial success depends upon its ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. The Company seeks to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. The Company owns rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and other countries. The Company continues to devote significant resources to protecting its proprietary technology. However, the Company may not be able to develop technology that is patentable, patents may not be issued in connection with the Company’s pending applications and allowed claims may not be sufficient to protect the Company’s technology. Furthermore, any patents issued could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage.
A number of the Company’s competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights, for technologies similar to those that the Company has made or may make in the future. Since patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and as publication or public awareness of new technologies often lags behind actual discoveries, the Company cannot be certain that it was the first to develop the technology covered by its pending patent applications or that it was the first to file patent applications for the technology. In addition, the disclosure in the Company’s patent applications, particularly in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurance that the Company’s patent applications will result in enforceable patents.
Protection of the rights sought in published patent applications can be costly and uncertain and can involve complex legal and factual questions. In addition, the laws of certain countries in which the Company’s products are sold or licensed do not protect intellectual property rights to the same extent as the laws of Canada or the United States. Therefore, the breadth of allowed claims in the Company’s patents, and their enforceability, cannot be predicted. Even if the Company’s patents are held to be enforceable, others may be able to design around these patents or develop products similar to the Company’s products that are not within the scope of these patents.
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
•	some or all of its confidentiality agreements will not be honored;

•	third parties will independently develop equivalent technology or misappropriate the Company’s technology or designs;

•	disputes will arise with the Company’s strategic partners, customers or others concerning the ownership of intellectual property;

•	unauthorized disclosure of source code will occur;

•	unauthorized disclosure of the Company’s know-how or trade secrets will occur; or

•	contractual provisions may not be enforceable in foreign jurisdictions.
There can be no assurance that the Company will be successful in protecting its proprietary rights.
The Company may not be able to obtain rights to use software or components supplied by third parties.
The Company licenses certain software used in its products and operations from third parties, generally on a nonexclusive basis, and the Company uses components from suppliers that are reliant on intellectual property used by such suppliers. The termination of any of these licenses, or the failure of these licensors or suppliers to adequately maintain, protect or update their software or intellectual property rights, could delay the Company’s ability to ship its products while the Company seeks to implement alternative technology offered by other sources and could require significant unplanned investments on the Company’s part if the Company is forced to develop alternative technology internally. In addition, alternative technology may not be available on commercially reasonable terms from other sources. The Company has not entered into source code escrow agreements with every software supplier or third party licensor. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of the Company’s products or relating to current or future technologies to enhance the Company’s product offerings. The Company may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms, if at all.
Risks Related to the Company’s Stock Option Granting Practices
Matters relating to the Company’s internal review of its stock option granting practices, the restatement of the Company’s previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters may have a material adverse effect on the Company.
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in Management’s Discussion of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007, the Company is restating its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses.
The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:
•	The Company’s stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. At this time, the Company cannot predict what, if any, regulatory or other action may result from the investigations or inquiries. If the securities regulators or the USAO determine that a violation of securities or other laws has occurred, the Company or its officers and directors could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions could have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s stock option practices.

•	As previously disclosed, the Company has been served with an application filed by a shareholder in Ontario, Canada, which, among other things, seeks permission of the Ontario court to commence a shareholder derivative action purportedly on behalf of the Company against certain of the Company’s directors and officers relating to the Company’s historical option granting practices, and also makes certain demands with respect to the conduct and scope of the Review. Additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

•	The Company’s insurance coverage may not cover its total liabilities in connection with any litigation relating to its stock option granting practices. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees. If the coverage under the Company’s insurance policies is not available for all of these matters, the Company may have to self-fund the indemnification amounts owed to such directors and officers.

•	In connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC, or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.

•	The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the regulatory investigations and contact with the U.S. Attorney’s office and, in the case of certain of its officers, the repricing of stock options held by such officers and the repayment of any benefits, including by officers of the Company that were not involved in the stock option granting process. The loss of the services of any of the Company’s key employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.
Risks Related to the Company’s Business and its Industry
The Company may not be able to enhance its current products or develop new products in a timely manner or at competitive prices.
The wireless communications industry is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. To keep pace with technological developments, satisfy increasing customer requirements and achieve product acceptance, the Company’s future success depends upon its ability to enhance its current products and to continue to develop and introduce new products offering enhanced performance and functionality on a timely basis at competitive prices.
The Company’s business may be adversely affected if its products that are based on existing technologies or subsequent new technologically advanced products do not achieve acceptance among customers. The Company has developed and is continuing to develop a number of products incorporating advanced technologies and it will pursue those products that the Company expects to have the best chance for success based on the Company’s expectations of future market demand. There cannot be any assurance that the technologies and related hardware or software products that the Company develops will be brought to market by it or network operators as quickly as anticipated or that they will achieve broad customer acceptance among operators or end-users.
The development and application of new technologies involve time, substantial costs and risks. The Company’s inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on the Company’s operating results or could result in its products becoming obsolete. The Company’s ability to compete successfully will depend in large measure on its ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its products with evolving industry standards and protocols and competitive network operating environments.
Network disruptions could affect the performance of the Company’s services and harm its reputation.
The BlackBerry service is provided through a combination of the Company’s network applications and the wireless networks of its carrier partners. The Company’s operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. The Company’s networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources, physical or logical, including damage or interruption by fire, earthquake, power loss, telecommunications or computer systems failure, cyber attack, human error, terrorist acts, war or other events. The Company continues to work to develop, implement and test its Business Continuity Plan and there can be no assurance that the measures taken by the Company to date, or measures implemented by the Company upon completion of its Business Continuity Plan, to manage risks related to network disruptions will be adequate or that the redundancies built into the Company’s systems and network operations will work as planned in the event of a disaster. As the Company’s subscriber base continues to grow, and the mission-critical nature of its products increases, additional strain will be placed on the technology systems and networks, thereby increasing the relative risk of a network disruption. The Company has experienced network disruptions and, any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on the Company’s operations, sales and operating results. As the Company moves to support more mission-critical applications or services, the expense to establish and maintain a resilient network services capability may significantly increase.
In addition, poor performance in or disruptions of the services that the Company delivers to its customers could harm its reputation, delay market acceptance of its services and subject it to liabilities. The Company enters into service level agreements (“SLAs”) with certain customers. The SLAs specify the events constituting “down time” and the actions that the Company will take to rectify or respond to such down time, including in certain cases, the payment of financial penalties. Failure to comply with SLAs may have a material adverse effect on RIM’s business, operating results and financial condition.
The Company’s ability to sell the BlackBerry solution is dependent on establishing and maintaining relationships with network carriers and distributors.
The Company is dependent on its ability to establish and develop new relationships and to build on existing relationships with its network carrier partners, which the Company relies on to deliver current and future products and services, particularly in the United States, Canada and Europe where the Company is dependant on a limited number of network carriers. There can be no assurance that the Company will be successful in establishing new relationships, or maintaining or advancing its existing relationships, with network carriers. Any non-performance by the Company under its contracts with network carriers may have significant adverse consequences that may involve penalties to be paid by the Company for non-performance. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for products and services, RIM’s business prospects, operating results and financial condition could be materially adversely affected. In addition, the Company’s ability to expand its market reach is dependent on establishing and maintaining distribution relationships with third party and indirect distributors.
The Company depends on its network carrier partners to grow its BlackBerry subscriber account base.
The Company sells most of its products and services through network carriers and depends on these third parties to grow its subscriber base. Factors that are largely within the control of network carriers and are important to the success of the BlackBerry solution and the growth of the Company’s subscriber base include:
•	the quality and coverage area of voice and data services offered by the carriers;

•	the degree to which carriers actively promote the Company’s products;

•	the extent to which carriers offer and promote competitive products;

•	the pricing and terms of voice and data plans that carriers will offer for use with the BlackBerry solution;

•	sales growth of wireless devices, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;

•	significant numbers of new activations of BlackBerry subscriber accounts, as well as retention of existing ones;

•	the carriers’ interest in testing the Company’s products on their networks;

•	network performance and required investments in upgrades;

•	future investments in evolving network technologies, support for new software technologies and support for third party devices; and

•	continued support and distribution of the Company’s products and services if claims of patent infringement involving its products are filed against its carriers and licensees as well as against the Company.
Some of these carriers also sell products of the Company’s competitors. If some of the Company’s competitors offer their products to the carriers on more favorable terms or have more products available to meet their needs, there may be pressure on the Company to reduce the price of its products and services or those carriers may stop carrying the Company’s products or de-emphasize the sale of its products and services in favor of those RIM competitors, which would adversely impact the Company’s revenue and operating results. There can be no assurance that the network carriers will act in a manner that will promote the success of the Company’s products.

The Company is dependent on a few significant customers, the loss of any of which could have an adverse effect on its operations.
The Company is dependent on an increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. Revenue from carriers represented approximately 95.7% of revenue for fiscal 2007, compared to approximately 95.2% of revenue for fiscal 2006. If any significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on the Company’s business, operating results and financial condition.
Two customers comprised 23% and 13%, respectively, of trade receivables as at March 3, 2007 (as at March 4, 2006, three customers comprised 18%, 13% and 13% respectively). The Company routinely monitors the financial condition of its customers and reviews the credit history of each new customer. The Company’s allowances for doubtful accounts may prove to be inaccurate or insufficient. If the Company experiences significant net bad debts expense for any reason, there could be a material adverse effect on the Company’s business, operating results and financial condition.
The occurrence or perception of a breach to the Company’s security measures or an inappropriate disclosure of confidential or personal information could harm its business.
The BlackBerry service involves the transmission of business-critical, proprietary and confidential information for customers and provides the Company with access to confidential or personal information and data. If the security measures that the Company or its partners has implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, including as a result of a security breach relating to hardware or software, the Company could be exposed to litigation, possible liability and statutory sanctions. Even if the Company was not held liable, a security breach or inappropriate disclosure of confidential or personal information and/or data could harm its reputation, and even the perception of security vulnerabilities in the Company’s products could lead some customers, particularly governmental customers, to reduce or delay future purchases or to purchase competitive products or services. In addition, the Company may be required to invest additional resources to protect the Company against damages caused by these actual or perceived disruptions or security breaches in the future.
The Company operates in a highly competitive industry.
The Company is engaged in an industry that is highly competitive and rapidly evolving, and has experienced, and expects to continue to experience, intense competition from a number of companies. No technology has been exclusively or commercially adopted as the industry standard for wireless communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which the Company competes is uncertain. The Company’s competitors, including many new market entrants, may implement new technologies before the Company does. In addition, the Company’s competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than the Company does.
The Company also expects that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants, as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, smartphone vendors, PC or PDA vendors, internet application vendors or key network operators may seek to provide integrated wireless solutions that compete with the Company’s products. The impact of competition could result in price reductions, fewer customer orders, lost market share and reduced gross and operating margins. There can be no assurance that the Company will be able to compete successfully and withstand competitive pressures.
Many of the Company’s competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company does. There can be no assurance that the Company will be able to compete effectively with these companies.
In addition, to the extent that the Company licenses its technology to enable other device manufacturers to equip their handsets with BlackBerry functionality, including RIM’s push technology, such action may have the effect of impacting demand for RIM’s wireless devices.
The Company may be required to reduce its prices to compete successfully.
The intensely competitive market in which the Company conducts its business may require it to reduce its prices. If the Company’s competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, the Company may be required to lower prices or offer other favorable terms to compete successfully. Any such changes would reduce the Company’s margins and could adversely affect the Company’s operating results. The Company’s recent entry into the consumer market may intensify this risk due to the broader choice of smartphones and other devices offered by multiple vendors in this market segment.
Mergers or other strategic transactions by the Company’s competitors or carrier partners could weaken the Company’s competitive position or reduce its revenue.
If two or more of the Company’s competitors or carrier partners were to merge or partner, the change in the competitive landscape could adversely affect the Company’s ability to compete effectively. The Company’s competitors may also establish or strengthen co-operative relationships with its carrier partners, sales channel partners or other parties with whom the Company has strategic relationships, thereby limiting the Company’s ability to promote its products and services. Disruptions in the Company’s business caused by these events could reduce revenue and adversely affect the Company’s operating results.
Defects in the Company’s products and services can be difficult to detect. If defects occur, they could have a material adverse effect on the Company’s business.
The Company’s products and services are highly complex and sophisticated and may contain design defects or errors that are difficult to detect and correct. Errors or defects may be found in new products or services after commencement of commercial shipments or provision of such services and, if discovered, the Company may not be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in the Company’s products or services could result in loss of or delay in market acceptance of its products or services and may harm the Company’s reputation, and correcting such errors and failures in its products or services could require significant expenditure by the Company. As the Company’s products are integrated into its customers’ networks and equipment, the sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of the Company’s products or services to perform to customer expectations could give rise to product liability claims and warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on the Company’s business, operating results and financial condition.
The Company relies on its suppliers to supply functional components and is exposed to the risk that these suppliers will not be able to supply components on a timely basis.
The Company’s manufacturing activity depends on obtaining adequate supplies of functional components, such as displays, semi-conductors, batteries, printed circuit boards, plastics, tooling equipment and flash memory, on a timely basis. The Company purchases several key components and licenses certain software used in the manufacture and operation of its products from a variety of sources. Some components come from sole source suppliers, including where the Company has outsourced various sub-assemblies and finished products. From time to time, shortages in allocations of components have resulted in delays in filling orders, and the Company is dependent on these sources to meet the Company’s needs. Alternative sources are not always available. Moreover, the Company depends on, but has limited control over, the quality and reliability of the products supplied or licensed to the Company. If the Company cannot supply products due to a lack of components, or is unable to redesign products with other components in a timely manner, the Company’s business will be significantly harmed. A supplier could also discontinue or restrict supplying components or licensing software to the Company with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, the Company’s business could be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier failed to meet the Company’s supplier standards, such as the Company’s product quality standards, and as a consequence some of its products were unacceptable to the Company, the Company’s sales and operating results could be adversely affected. A supplier could also file for bankruptcy or experience damage or interruption in their operations due to fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events, which would have an adverse financial impact on the Company.
The Company generally uses rolling forecasts based on anticipated product orders to determine component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. As the number of different products manufactured by the Company and its outsourcing partners, increases, it is increasingly difficult to estimate component requirements. If the Company overestimates its component requirements, it may result in excess inventory, which would increase the risk of obsolescence. If the Company underestimates component requirements, it may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of products. Any of these occurrences could have a material adverse effect on the Company’s business, operating results and financial condition.
The Company may not be able to manage growth and ongoing development of service and support operations.
The Company has experienced a period of significant growth in sales and personnel. Sales have increased to $3.04 billion in fiscal 2007, from $2.07 billion in fiscal 2006. The growth of the Company’s operations places a strain on managerial, financial and human resources. The Company’s ability to manage future growth will depend in large part upon a number of factors, including the Company’s ability to rapidly:
•	increase the number of network carrier partners to create new marketplaces for the Company’s products and services;

•	attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

•	develop support capacity for end-users and network carriers as sales increase, so that the Company can provide post-sales support without diverting resources from product development efforts; and

•	expand the Company’s internal management and financial controls and administrative processes significantly, so that the Company can maintain control over its operations and provide support to other functional areas as the number of personnel and size of the Company increases.
The Company’s inability to achieve any of these objectives could harm the Company’s business, financial condition and results of operations.
Although sales of BlackBerry Wireless Devices to network operators, strategic partners and corporate partners continue to generate significant revenue streams, the Company is earning an increasing amount of its revenues from recurring monthly access fees from BlackBerry service and the licensing of BlackBerry software (BES and CALs). The Company expects future additional growth to come from its prosumer/consumer offerings through BIS. The growth in the Company’s services and software licensing operations will require ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as the Company continues to increase its BlackBerry customer base, and the Company will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, financial and non-financial reporting, billing and other administrative functions. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with the expansion of these service offerings, that the systems, procedures or controls will be adequate to support its operations, or that the Company will be able to offer and expand its service offerings successfully. There can be no assurance that the Company will be able to manage its growth or its shift in business revenues effectively.
Acquisitions, investments and other business initiatives may negatively affect the Company’s operating results.
The Company continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to the Company’s current business. These activities create risks such as the need to integrate and manage the businesses and products acquired with the business and products of the Company, additional demands on the Company’s management, resources, systems, procedures and controls, disruption of the Company’s ongoing business, and diversion of management’s attention from other business concerns. Such acquisitions, investments or other business collaborations may involve significant commitments of financial and other resources of the Company. An acquisition may have an adverse effect on our cash position if all or a portion of the purchase price is paid in cash, and common shares issuable in an acquisition would dilute our existing shareholders’ percentage ownership. Any such activity may not be successful in generating revenue, income or other returns to the Company, and the financial or other resources committed to such activities will not be available to the Company for other purposes. In addition, the acquisitions may involve unanticipated costs and liabilities, including possible litigation, that are not covered by the indemnity or escrow provisions of the acquisition agreement. The Company’s inability to address these risks could negatively affect the Company’s operating results.
The Company is subject to risks inherent in foreign operations.
Sales outside North America represented approximately 34.8% of revenues in fiscal 2007 compared to 26.7% of revenues in fiscal 2006. The Company intends to continue to pursue international market growth opportunities, which could result in a scenario where international sales continue to account for an increasing portion of the Company’s consolidated revenues. The Company has committed, and intends to commit, significant resources to its international operations and sales and marketing activities. The Company maintains offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France, Italy, Germany, Australia, Singapore, Spain and China, and expects to open additional offices in other countries. The Company has limited experience conducting business outside of North America, and it may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company will be subject to a number of risks associated with international business activities that may increase liability, costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as:
•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in regulatory requirements;

•	foreign laws, international import and export legislation;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on the Company or restrict the Company’s ability to provide limited warranty protection;

•	corruption, requests for improper payments or other actions that may violate U.S. or Canadian foreign corrupt practices acts, uncertain legal enforcement and physical security;

•	foreign currency fluctuations;

•	exchange controls;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property;

•	unauthorized copying of software;

•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and

•	other factors, depending upon the country involved.
There can be no assurance that the Company will not experience these factors in the future or that they will not have a material adverse effect on the Company’s business, operating results and financial condition.
Any impairment in the value of its goodwill, intangible assets and other assets will require the Company to take a charge against earnings that may negatively impact the Company’s results.
RIM regularly conducts an analysis of its goodwill and intangible assets. If significant impairment is determined as a result of this analysis, the Company would be required to record a corresponding non-cash impairment charge against earnings. Depending on the magnitude of such a charge, RIM’s share price could be negatively affected.
Reduced spending by customers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company.
Many of the Company’s end-users of the BlackBerry solution are directly affected by economic and geopolitical conditions affecting the broader market. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in capital spending by end-users of the Company’s products, coupled with existing economic and geopolitical uncertainties globally and in the financial services or legal markets, may create uncertainty for market demand and may affect RIM’s revenues.
It is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which the Company participates. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth in the markets that the Company serves and demand for its products and services, economic uncertainties make it difficult to estimate future income and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their IT budgets or reduce or cancel orders for the Company’s products which could have a material adverse impact on the Company’s business, operating results and financial condition. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on the Company’s business, operating results and financial condition.
The Company’s ability to attract and retain key personnel may be negatively impacted by recent new and proposed regulations relating to equity compensation plans.
Historically, RIM has used stock option grants as an important component of employee compensation packages. The Company adopted in fiscal 2007 a fair-value based method to account for share-based payments in accordance with Statements of Financial Accounting Standards 123R — Share-Based Payment that requires the Company to record a charge to earnings for stock option grants. Regulations such as these may make it more difficult to grant stock options, or other stock-based compensation, and may lead to increased reported compensation costs, a need to change the Company’s compensation system or make it more difficult for the Company to attract, retain and motivate employees. These factors could have an adverse impact on the Company’s business and stock price performance.
The Company’s business relies on third-party network infrastructure developers and software platform vendors and is exposed to the risk that these developers will be unable to develop or maintain their network infrastructure or market position.
The Company relies on wireless network infrastructure developers for access to emerging wireless data protocols. In addition, the Company’s business is dependent on the development, deployment and maintenance by third parties of their wireless infrastructure and on their sales of products and services that use the Company’s products. Market acceptance of the Company’s products may also depend on support from third-party software developers and the marketing efforts of value added resellers, Internet service providers and computer manufacturers and distributors. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments, which could have a material adverse effect on the Company’s business, operating results and financial condition.
The Company has designed BES to be used with Microsoft Exchange, Lotus Notes and Novell GroupWise. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange, Lotus Notes and Novell GroupWise as their email and server solutions. If the number of businesses that adopt these platforms fails to grow or grows more slowly than we currently expect, or if Microsoft, Lotus or Novell delay or fail to release new or enhanced products, or announce new incompatible products, RIM’s revenues from BlackBerry corporate customers could be materially adversely affected.

The Company is exposed to fluctuations in foreign currencies.
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its U.S. dollar functional currency. The majority of the Company’s revenue and purchases of raw materials are denominated in U.S. dollars. However, some revenue, a substantial portion of operating costs, including salaries and manufacturing overhead, as well as capital expenditures, are incurred in other currencies, primarily Canadian dollars. If the Canadian dollar appreciates relative to the U.S. dollar, the Company’s Canadian dollar denominated expenses will increase when translated to U.S. dollars for financial reporting purposes. Exchange rate fluctuations may materially adversely affect the Company’s operating results in future periods. For more details, please refer to the discussion of foreign exchange in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007.
A significant portion of the Company’s assets are held in cash, cash equivalents, short-term or long-term investments, all of which are subject to market and credit risk.
The Company had a total balance of cash, cash equivalents, short term investments and investments of $1.4 billion as at March 3, 2007, compared to $1.25 billion as at March 4, 2006. The Company realized investment income of $52.1 million in fiscal 2007, compared to $66.2 million in fiscal 2006. Cash equivalents, short term and other investments are invested in debt securities of varying maturities. Consequently, the Company is exposed to interest rate risk and its operating results may be materially adversely affected by changes in interest rates. The fair value of short term and other investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.
Additionally, the Company is exposed to market and credit risk on its investment portfolio. While the Company’s investment policies include investing in liquid, investment-grade securities and limiting investments in any single issuer, there can be no assurance that such investment policies will reduce or eliminate market or credit risks.
If the Company does not control the production process or the quality of its products, the Company’s sales could be affected.
The Company has its own production facility, and its sales and operating profits could be adversely affected if the Company fails to manage its manufacturing and logistics efficiently or to ensure that its products meet customers’ quality standards. The Company may experience difficulties in increasing or decreasing production at its facilities, adopting new processes and finding the most effective and timely way to develop the best solutions to meet the technical requirements of its customers and of regulatory authorities. These difficulties may increase as the Company continues to manufacture an increasing number of different products. In addition, the Company is outsourcing certain of its manufacturing requirements to third parties. The failure by the Company, or any third party to which they in turn outsource RIM’s manufacturing requirements, to manage production and supply of the Company’s products successfully, including the failure to meet scheduled production and delivery deadlines, or the failure of products to meet the product quality requirements of customers, could materially adversely affect the Company’s financial condition, strategic partnerships and future prospects.
The Company relies upon third parties to manufacture and repair its products and it is exposed to the risk that these third parties may not be able to satisfy its manufacturing needs on a timely basis or to an appropriate quality standard.
The Company relies on third parties to outsource the production of certain of its devices. Third party manufacturers may not be able to satisfy the Company’s manufacturing needs on a timely basis. In addition, the Company may not be able to obtain substitute manufacturers when and if needed. Although the Company believes that substitute manufacturers are available, its inability to retain these substitutes quickly or cost-effectively could materially impair its ability to supply devices to its end-users. The Company’s reliance on outsourcing to third parties may involve a number of other risks, including:
•	absence of guaranteed manufacturing;

•	concerns regarding quality control;

•	reduced control over delivery schedules and costs; and

•	early termination of, or failure to renew, contractual arrangements.
Although the Company believes that the third party manufacturers have sufficient economic incentive to perform the Company’s manufacturing, the resources devoted to these activities by these third parties is not within the Company’s control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or the Company’s inability to obtain additional manufacturers when and if needed, could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company’s products may become obsolete.
As the Company develops or announces new products, many of its older products will reach the end of their product life cycle. As the Company discontinues the manufacturing and sale of these older products, the Company must manage the liquidation of inventory, supplier commitments and customer expectations. If the Company is unable to manage properly the discontinuation of these older products, it could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company’s future success depends on its existing key personnel, the loss of any of whom could adversely impact its business.
The Company’s success is largely dependent on its continuing ability to identify, attract, develop, motivate and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the wireless communications industry and the Company may not be able to attract or retain highly qualified personnel in the future. None of the Company’s officers or key employees is bound by an employment agreement for any specific term. The Company does not maintain key-person life insurance policies on any of its employees. The loss of key employees could disrupt operations and impair the Company’s ability to compete effectively.

Government regulation of wireless spectrum and radio frequencies may provide opportunities for competitors or limit industry growth.
The allocation of radio frequencies around the world is regulated by government bodies and there is limited spectrum available for use in the delivery of wireless services. If there is insufficient spectrum allocated to the delivery of wireless communications services, the Company’s growth and financial performance could be adversely impacted. In addition, deregulation of spectrum may allow new wireless technologies to become viable, which could offer competition to the Company’s products and services.
The Company is subject to government restrictions on the sale of products that use encryption technology.
Various countries have adopted controls, license requirements and restrictions on the export, import, and use of products that contain encryption technology. In addition, from time to time, governmental agencies have proposed additional requirements for encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Restrictions on the sale or distribution of products containing encryption technology may prevent the Company from selling or distributing the BlackBerry solution in certain markets or may require the Company to make changes to the encryption technology that is embedded in its products to comply with such restrictions. Government restrictions, or changes to the Company’s products to comply with such restrictions, could delay or prevent the acceptance and use of the Company’s products and services. Some of the Company’s competitors do not have the same level of encryption in their technology and some foreign competitors may be subject to less stringent controls on the export, import, and use of encryption technologies in certain markets. As a result, these competitors may be able to compete more effectively than the Company can in those markets. In addition, the United States, Canada and other countries have imposed export controls that prohibit the export of encryption technology to certain countries, entities and individuals. The Company’s failure to comply with export, import, and use regulations concerning encryption technology could subject the Company to sanctions and penalties, including fines, and suspension or revocation of export or import privileges.
Recently enacted and proposed changes in securities laws and related regulations could result in increased costs to the Company.
Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of Sarbanes-Oxley Act of 2002 (“Sarbanes”) in the United States and recent rules enacted and proposed by the SEC and NASDAQ as well as Part XXIII.1 of the Securities Act (Ontario) and related rules, have resulted in increased costs to the Company as it responds to the new requirements. In particular, complying with the internal control over financial reporting requirements of Section 404 of Sarbanes has resulted in increased internal costs and higher fees from the Company’s independent accounting firm. The Company has been, and may continue to be, required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause the Company’s general and administrative costs to increase beyond what the Company currently has planned. The new rules also could make it more difficult for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its Board of Directors, on committees of its Board of Directors, or as executive officers. The Company cannot yet estimate the amount of total additional costs it may incur or the timing of such costs as it implements these new and proposed rules.
In addition, while the Company has concluded that its internal control over financial reporting was effective on March 3, 2007, the Review revealed that the Company’s historical stock option granting practices were characterized by informality and a lack of definitive documentation, and lacked safe guards to ensure compliance with applicable accounting, regulatory and disclosure rules. If the Company cannot maintain the effectiveness of its internal control over financial reporting, the Company would be required to disclose that such controls were not effective, which may have an adverse effect on the Company’s share price, and which could increase the risk of further regulatory review of the Company’s financial statements.
The sale of the Company’s products is dependent upon the continued use and expansion of the Internet.
Increased sales of the Company’s products and services will depend, in part, upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons. The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet, or the use of information collected from communications or transactions over the Internet, or may seek to tax Internet commerce, could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the Company’s products and services may be materially adversely affected.
The Company is subject to regulation, certification and health risks that could affect its business.
The Company’s products must be approved by the Federal Communications Commission, or the FCC, before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Canada, Europe, Asia and other jurisdictions must also be met. Although the Company’s products and solutions are designed to meet relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could materially adversely affect the Company through a reduction in sales.

In addition to regulatory approvals, product manufacturers must obtain certification from the networks upon which their products operate. Failure to maintain regulatory approvals and network certifications for the Company’s current products or a failure to obtain required regulatory approvals or network certifications for any new products on a timely basis could have a material adverse effect on the Company’s business, operating results and financial condition.
Allegations of possible health or other risks relating to the use or misuse of the Company’s products, or lawsuits and publicity related to such allegations, regardless of merit, could negatively affect the Company’s operations by decreasing demand for its products or requiring the Company to devote resources to address such matters.
There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from the use of mobile devices. While scientific research conducted by independent research bodies has found no evidence that radio signals pose a threat to human health at levels prescribed by public health authority standards and recommendations, government agencies, international health organizations and other scientific bodies continue to conduct research on the topic, and there can be no assurance that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields from mobile devices and adverse health effects. Other mobile device manufacturers and cellular services providers have been named in lawsuits alleging that the use of mobile devices poses a risk to human health and that radio emissions have caused or contributed to the development of brain tumors. Other users of mobile devices with multimedia functions, such as MP3 players, have claimed that the use of such products has contributed to or resulted in hearing loss or other adverse health effects. In addition, users of the Company’s products who disregard the Company’s warnings about using the products while operating a motor vehicle or who use after-market accessories, such as batteries, that are not subject to the Company’s quality control procedures may also be at risk of bodily harm. The perception of risk to human health or other risks could adversely affect the demand for the Company’s products and allegations of risks relating to the Company’s products could result in litigation, which could distract management or result in liabilities for the Company, regardless of the merit of such claims.
The Company’s worldwide operations subject it to income and other taxes in many jurisdictions, and the Company must exercise significant judgment in order to estimate its worldwide financial provision for income taxes. There can be no assurances that the Company’s historical provisions and accruals for income and other taxes will be adequate.
The Company is subject to income and other taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining its worldwide liability for income and other taxes. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates are reasonable, there can be no assurances that the final determination of any tax audits will not be materially different from that which is reflected in historical income and other tax provisions and accruals. Should additional taxes be assessed as a result of an audit, litigation or changes in tax laws, there could be a material adverse effect on the Company’s current and future results and financial condition.

The Company’s future effective tax rate will depend on the relative profitability of the Company’s domestic and foreign operations, the statutory tax rates and taxation laws of the related tax jurisdictions, the tax treaties between the countries in which the Company operates, and the timing of the release, if any, of the valuation allowance.
The market price of the Company’s common shares may be volatile.
The market price of the Company’s outstanding common shares has been volatile in the past, and may continue to be in the future, due in part to highly volatile markets generally, particularly for technology company shares. A variety of events, including entering into or failing to enter into or renew a material contract or order, news announcements by the Company or its competitors, trading volume, general market trends for technology companies and other factors, could result in wide fluctuations in the market price for its common shares. The Company’s share price may also be affected by factors such as the performance of other technology companies, announcements by or results of RIM’s competitors, results of existing or potential litigation, updates to forward-looking financial guidance, and announcements regarding new products and services.
The Company’s quarterly financial results and the growth of its subscriber base are difficult to forecast and such results and growth may not meet the expectations of analysts or investors, which would contribute to the volatility of the market price of the Company’s common shares. The Company’s financial results may not follow any past trends. The Company’s sales may also be impacted by economic factors which more significantly impact other specific industry sectors, such as the financial, government and legal services sectors. These sectors have represented the Company’s largest end user concentration to date. The Company’s operating expenses are based on anticipated revenue levels, are relatively fixed in the short term to medium term and are incurred throughout the quarter; thus, fluctuations in operating expenses are likely. Significant unanticipated sales and marketing, R&D, IT, professional and other costs may be incurred in a single quarter which will affect results. Additionally, many of the Company’s products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, or if operating expenses are higher than expected, the Company’s quarterly financial results could be materially adversely affected. These factors can make it difficult to predict the Company’s quarterly financial results.
In addition, the Company relies on the individual carriers to instruct the Company to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month. If a carrier informs the Company to deactivate the subscriber account, then the Company no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, the Company may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is the carrier’s responsibility to report changes to the subscriber account status on a timely basis to the Company. The Company’s failure to meet the expectations of analysts or investors as a result of difficulties in predicting the growth rate in its subscriber base may further contribute to the volatility of the market price of its common shares.

There could be adverse tax consequence for the Company’s shareholders in the United States if the Company is or was a passive foreign investment company.
Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, there could be adverse U.S. federal income tax consequences to U.S. shareholders even if the Company is no longer a PFIC. The determination of whether the Company is a PFIC is a factual determination made annually based on various facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While the Company does not believe that it is currently or has been a PFIC, there can be no assurances that the Company was not a PFIC in the past and will not be a PFIC in the future. U.S. shareholders are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding the Company’s common shares if RIM is or has been considered a PFIC.
The Company’s charter documents enable its directors to issue preferred shares which may prevent a takeover by a third party.
The Company’s authorized share capital consists of an unlimited number of common shares, an unlimited number of class A common shares and an unlimited number of preferred shares, issuable in one or more series. The Company’s Board of Directors has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. The Company’s ability to issue preferred shares could make it more difficult for a third party to acquire a majority of the Company’s outstanding voting shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company.
DIVIDEND POLICY
Dividend Policy and Record (Canadian $000’s)
With the exception of a capital dividend of $262 paid on October 27, 1997, RIM has not paid any cash dividends on its common shares to date. The Company will consider paying dividends on its common shares in the future when circumstances permit, having regard to, among other things, the Company’s earnings, cash flows and financial requirements, as well as relevant legal and business considerations.
DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital consists of an unlimited number of voting common shares without par value, an unlimited number of non-voting, redeemable, retractable class A common shares without par value, and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares without par value, issuable in series. Only common shares are issued and outstanding.

Common Shares
Each common share is entitled to one vote at meetings of the shareholders and to receive dividends if, as and when declared by the board of directors. Dividends which the board of directors determine to declare and pay shall be declared and paid in equal amounts per share on the common shares and class A common shares at the time outstanding without preference or distinction. Subject to the rights of holders of shares of any class ranking prior to the class A common shares and common shares, holders of class A common shares and common shares are entitled to receive the Company’s remaining assets ratably on a per share basis without preference or distinction in the event that it is liquidated, dissolved or wound-up.
Class A Common Shares
The holders of class A common shares are not entitled to receive notice of or attend or vote at any meeting of the Company’s shareholders, except as provided by applicable law. Each such holder is entitled to receive notice of and to attend any meetings of shareholders called for the purpose of authorizing the dissolution or the sale, lease or exchange of all or substantially all of the Company’s property other than in the ordinary course of business and, at any such meeting, shall be entitled to one vote in respect of each class A common share on any resolution to approve such dissolution, sale, lease or exchange. Dividends are to be declared and paid in equal amounts per share on all the class A common shares and the common shares without preference or distinction. Subject to the rights of holders of any class of share ranking prior to the class A common shares and common shares, in the event that we are liquidated, dissolved or wound-up, holders of class A common shares and common shares are entitled to receive the remaining assets ratably on a per share basis without preference or distinction. The Company authorized for issuance the class A common shares when the Company was a private company to permit employees to participate in equity ownership. Class A common shares previously issued by the Company to such employees were converted on a one-for-one basis into common shares in December 1996 at the time that the Company became a reporting issuer in the Province of Ontario by filing a prospectus with respect to a special warrant offering completed in the Province of Ontario in 1997. At this time, the Company has no plans to issue further class A common shares.
Preferred Shares
The holders of preferred shares are not entitled to receive notice of or to attend or vote at any meeting of the Company’s shareholders, except as provided by applicable law. Preferred shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that the Company’s are liquidated, dissolved or wound-up, rank prior to the common shares and the class A common shares. The Company’s board of directors has the authority to issue series of preferred shares and determine the price, number, designation, rights, privileges, restrictions and conditions, including dividend rights, of each series without any further vote or action by shareholders. The holders of preferred shares do not have pre-emptive rights to subscribe for any issue of the Company’s securities. At this time, the Company has no plans to issue any preferred shares.

Common Share Repurchase Program
On October 11, 2005, the Company’s Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares over the next 12 months. This represents approximately 5% of the Company’s outstanding shares.
Pursuant to the Common Share Repurchase Program, the Company repurchased 6.3 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 3.2 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 9.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.
MARKET FOR SECURITIES OF THE COMPANY
The Company’s common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol “RIM” and are quoted for trading on the NASDAQ National Market under the symbol “RIMM”. The volume of trading and price ranges of the Company’s Common Shares on NASDAQ National Market and the Toronto Stock Exchange are set out in the following table:

	Common Shares – TSX		Common Shares – NASDAQ
	Price Range	Average Daily	Price Range	Average Daily
Month	(Cdn. $)	Volume	(US$)	Volume

March 2006	$79.25 - $104.50	565,243	$69.93 - $90.53	6,489,396
April 2006	$85.43 - $102.15	459,237	$74.59 - $88.11	4,850,084
May 2006	$69.85 - $86.94	466,614	$62.93 - $78.78	4,593,127
June 2006	$67.95 - $78.36	381,452	$61.03 - $70.16	3,893,191
July 2006	$70.51 - $79.75	368,785	$62.12 - $71.50	2,966,975
August 2006	$71.28 - $92.96	578,577	$63.00 - $84.48	4,194,661
September 2006	$85.75 - $116.85	1,214,615	$77.51 - $104.50	7,311,055
October 2006	$110.25 - $134.23	740,852	$98.75 - $119.24	8,006,482
November 2006	$129.74 - $161.72	644,914	$114.86 - $142.66	7,585,062
December 2006	$142.68 - $161.99	576,358	$123.61 - $140.11	8,995,405
January 2007	$140.50 - $171.00	570,138	$119.75 - $145.23	10,760,940
February 2007	$148.82 - $170.60	519,470	$126.26 - $147.05	7,785,984
ESCROWED SECURITIES
Pursuant to an agreement made as of November 30, 2006, each of Michael Lazaridis and James Balsillie deposited into escrow 500,000 and 245,000 common shares of the Company respectively (the “Escrowed Shares”) that were acquired by each of them upon exercise of stock options on December 1, 2006 that were due to expire pending completion of the review by the

Special Committee of the Board of Directors of the Company’s stock option granting practices (the “Review”). The Escrowed Shares were deposited into escrow with the counsel to the Special Committee. As previously announced, the Special Committee and the Board of Directors have determined that it is appropriate to return the Escrowed Shares to Mr. Lazaridis and Mr. Balsillie upon the payment of certain monies that Mr. Lazaridis and Mr. Balsillie voluntarily offered to pay to RIM to assist RIM in defraying costs incurred in connection with the Review, the repayment of any gains associated with exercised options and the re-pricing of unexercised options held by them. The Escrowed Shares are currently still subject to the escrow arrangement.
DIRECTORS AND OFFICERS
The Company currently has a board of directors comprised of nine persons. In accordance with the provisions of the OBCA, the directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to the maximum of 15 persons, as currently provided under the articles of the Company, without the prior consent of the shareholders.
The following table sets forth the name, municipality of residence and principal occupation during the last five years of each of the Company’s directors and executive officers. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name, Municipality of Residence and Present	Director	Position(s) with
Principal Occupation	Since	the Company

James L. Balsillie Waterloo, Ontario Co-Chief Executive Officer, RIM	1993	Director, Co-Chief Executive Officer
Michael Lazaridis Waterloo, Ontario President and Co-Chief Executive Officer, RIM	1984	Director, President and Co-Chief Executive Officer
Douglas E. Fregin Waterloo, Ontario Vice-President, Operations, RIM	1985	Director and Vice-President, Operations
Dr. Douglas Wright, O.C. Waterloo, Ontario President Emeritus, University of Waterloo	1995	Director
James Estill(1)(2)(3)(4) Guelph, Ontario Chief Executive Officer, SYNNEX Canada Ltd.	1997	Director
E. Kendall Cork Hillsburgh, Ontario Managing Director, Sentinel Associates Ltd.	1998	Director

Name, Municipality of Residence and Present	Director	Position(s) with
Principal Occupation	Since	the Company

John Richardson, FCA(1)(2)(3)(4) Toronto, Ontario Chairman, Ontario Pension Board	2003	Director
Barbara Stymiest, FCA(1)(3)(4) Toronto, Ontario Chief Operating Officer, Royal Bank of Canada	2007	Director
John Wetmore(1)(2)(3)(4) Toronto, Ontario Corporate Director	2007	Director
Brian Bidulka Burlington, Ontario Chief Accounting Officer, RIM	N/A	Chief Accounting Officer
Robin Bienfait Norcross, Georgia Chief Information Officer, RIM	N/A	Chief Information Officer
Larry Conlee Waterloo, Ontario Chief Operating Officer, Product Development and Manufacturing, RIM	N/A	Chief Operating Officer, Product Development and Manufacturing
Dennis Kavelman Waterloo, Ontario Chief Operating Officer — Administration and Operations, RIM	N/A	Chief Operating Officer — Administration and Operations
Don Morrison Toronto, Ontario Chief Operating Officer, BlackBerry , RIM	N/A	Chief Operating Officer, BlackBerry

Notes:

[1]	Member of the Audit Committee.

[2]	Member of the Compensation Committee.

[3]	Member of the Nomination Committee.

[4]	Member of the Oversight Committee.
As at March 3, 2007, the above directors and senior officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company representing approximately 16% of the issued and outstanding common shares of the Company.
During the past five years, each of the directors and officers of the Company has been engaged in their current principal occupation as specified above except: Ms. Barbara Stymiest who was Chief Executive Officer at TSX Group Inc.; Mr. John Wetmore who was Vice President, Contact Centre Development of IBM Americas and formerly President and Chief Executive Officer of IBM Canada; Mr. Brian Bidulka who was Vice President, Corporate Controller at RIM, previous to that he was Vice President, Corporate Finance at Molson Inc., and formerly Vice President, Finance-Operations at Molson Canada; Ms. Robin Bienfait who was Senior Vice President of AT&T Global Network Operations, Network Security and Disaster Recovery, previously Chief Compliance Officer, EH&S and prior to that was Vice President Service Assurance, E-Mtce &

IP/Data Systems at AT&T Labs; and Mr. Dennis Kavelman, who was previously the Chief Financial Officer of the Company.
The Company has an Audit Committee, Compensation Committee, Oversight Committee and Nomination Committee the members of which are noted above. The Company does not have an Executive Committee or Corporate Governance Committee.
Cease Trade Orders
Other than as disclosed below, none of the Company’s directors or senior executive officers:
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
Each of the directors and executive officers of the Company are subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”) on November 7, 2006 as a result of the Company failing to file its second quarter financial statements for fiscal 2007 before the statutory filing deadline of October 17, 2006. The MCTO prohibits trading in the Company’s securities by its senior officers, directors and other insiders during the time that the MCTO is in effect. The MCTO has been subsequently varied by the OSC on November 30, 2006, December 18, 2006 and March 7, 2007. The MCTO remains in effect as at the date of this AIF. Under the terms of the MCTO, the MCTO will be automatically revoked on the second business day following the receipt by the OSC of all filings the Company is required to make pursuant to Ontario securities laws.
The information as to cease trade orders and bankruptcies, not being within the knowledge of the Company, has been furnished by the directors and executive officers, respectively.
Audit Committee
The audit committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company and its subsidiaries. It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Company.
The full text of the audit committee’s Charter is included as Appendix A to this Annual Information Form.
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
Barbara Stymiest, FCA (Chair) — Ms. Stymiest has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario. Ms. Stymiest has been Chief Operating Officer of RBC Financial Group since 2004. Prior to this, Ms. Stymiest held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & CFO at BMO Nesbitt Burns and Partner of Ernst & Young LLP. Ms. Stymiest is currently Director of the Symior Inc. Toronto Rehabilitation Institute Foundation and a member of the Canadian Institute for Advanced Research and the Royal Ontario Museum.
Jim Estill, B.Sc. — Mr. Estill joined SYNNEX Canada Limited (“SYNNEX”) as Chief Executive Officer in September 2004 after the acquisition of EMJ Data Systems Limited, the company he founded and was President and CEO of, by SYNNEX. SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products to more than 8,000 resellers throughout Canada.
John Richardson, B. Comm., MBA, FCA — Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. He was a former senior partner of Clarkson Gordon & Co, Executive Vice President of Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with the Insurance Bureau of Canada and the Facility

Association. Mr. Richardson is currently Chairman of Boiler Inspection and Insurance Co. Limited, a director of Intertape Polymer Group and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.
John Wetmore, B. Math — Mr. Wetmore has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada. He also held various finance positions at IBM Americas. Mr. Wetmore is currently a director at Loblaw Companies Limited, Sunnybrook Hospital Foundation and a Trustee of Resolve Business Outsourcing Income Fund.
As set out in the committee’s charter, the committee is responsible for pre-approving all non-audit services to be provided to the Company by its external auditor. The Company’s practice requires senior management to report to the Audit Committee any provision of services by the auditors and requires consideration as to whether the provision of the services other than audit services is compatible with maintaining the auditor’s independence. All audit and audit-related services are pre-approved by the Audit Committee.
RIM’s external auditor is Ernst & Young LLP, who is to be nominated for re-appointment at the annual general meeting of shareholders to be held on July 17, 2007. The following table sets forth the approximate fees the Company has incurred in using the services of Ernst & Young LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):
Audit Fees
          The aggregate fees billed by Ernst & Young LLP (“E&Y”), the Company’s independent auditor, for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such fiscal years were $2,540,000 and $804,000, respectively.
Audit-Related Fees
          The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $nil and $60,000, respectively. Professional services provided included accounting research and internal control review procedures.
Tax Fees
          The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services were $140,000 and $152,000, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
          There were no fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, except as described above.
TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent and registrar is Computershare Investor Services Inc. of Canada, Toronto, Ontario.
MATERIAL CONTRACTS
The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, on or after January 1, 2002, other than entering into a licensing and settlement agreement with NTP (the “Settlement and Licensing Agreements”) both of which can be found under the Company’s profile on www.sedar.com. The Settlement and Licensing Agreements are summarized in the Company’s material change report filed on SEDAR on March 10, 2006, which is incorporated by reference in the AIF.

INTERESTS OF EXPERTS
Ernst & Young LLP has delivered an auditor’s report in respect of the consolidated financial statements of the Corporation for the year ended March 3, 2007. To the best of management’s knowledge, Ernst & Young LLP has no registered or beneficial interests, direct or indirect, in any securities or other property of the Company.
ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE
Additional information related to the Company can be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the year ended March 3, 2007, which can be found at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company, options to purchase securities and interests of insiders in material transactions, is contained in the Company’s Management Information Circular.
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

GLOSSARY
Set forth below are certain terms defined as they are used in this annual information form:

1xRTT	Single carrier (1X) Radio Transmission Technology. 1xRTT the first phase in CDMA’s evolution to third-generation (3G) technology. 1xRTT networks should allow for greater network capacity (more users; fewer dropped calls) high bit rate packet data transfer.

2.5G and 3G Wireless	Third generation (3G) wireless is a global framework that is implemented regionally in Europe (UMTS), North America (CDMA2000) and Japan (NTT DoCoMo). 3G is designed for high-speed wireless multimedia data and voice. It plans to offer high-quality audio and video and advanced global roaming, which means users would be able to go anywhere and automatically be handed off to whatever wireless system is available. 2.5G is the initial step towards 3G wireless that is currently being implemented around the world. Other names that refer to these wireless protocols include GPRS, 1xRTT, UMTS, EDGE and CDMA 2000.

3GPP	The 3rd Generation Partnership Project (3GPP) is a collaboration agreement that was established in December 1998. The collaboration agreement brings together a number of telecommunications standards bodies. The original scope of 3GPP was to produce globally applicable Technical Specifications and Technical Reports for a 3rd Generation Mobile System based on evolved GSM core networks and the radio access technologies that they support. The scope was subsequently amended to include the maintenance and development of the Global System for Mobile communication (GSM) Technical Specifications and Technical Reports including evolved radio access technologies (e.g. General Packet Radio Service (GPRS) and Enhanced Data rates for GSM Evolution (EDGE)).

AES-256 encryption	AES stands for Advanced Encryption Standard — a symmetric key encryption technology. The BlackBerry implementation of AES algorithm uses a 256-bit encryption key. The larger key size provides for maximum protection of your data.

Analog	Analog transmission uses energy waves to transmit information. In the case of wireless voice transmission, the sound waves of a human voice are converted directly to specific, continuously variable characteristics of a radio wave. Broadcast and telephone transmission have typically used analog technology.

ASIC	Application Specific Integrated Circuit.

Bluetooth®	Bluetooth is a specification for the use of low-power radio communications to wirelessly link phones, computers and other network devices over short distances.

CDMA	Code Division Multiple Access. A method for transmitting simultaneous signals over a shared portion of the spectrum. The foremost application of CDMA is the digital cellular phone technology from QUALCOMM that operates in the 800MHz band and 1.9GHz PCS band. Unlike GSM and TDMA, which divides the spectrum into different time slots, CDMA uses a spread spectrum technique to assign a code to each conversation.

DataTAC	A wireless packet-switched network, which evolved from a network developed by IBM and Motorola for their repair crews.

Denial of Service Attack	An attack designed to flood a network with unnecessary traffic in order to prevent legitimate users of a system from having access.

digital	A way of processing information by storing it as binary numbers. A digital circuit is either on or off, and a digital signal is either present or absent. Contrast with analog.

EDGE	See 2.5G and 3G Wireless Technologies.

Ev-DO	Ev-DO is a high-speed network protocol used for wireless Internet data communications. The acronym is short for “Evolution, Data Only” or “Evolution, Data Optimized”. It is one of the major Third Generation, or 3G, wireless standards. Some CDMA 1xRTT carriers are in the process of implementing this protocol on their networks.

FIPS 140-2	A standard that describes U.S and Canadian Federal government requirements for the design and implementation of a cryptographic module. This requirements outlined within this standard define the criteria that a vendor must follow to implement their cryptographic module at the desired security level. A security system protecting unclassified information must satisfy these requirements.

Firmware	Computer programming instructions that are stored in a read-only memory unit, including flash, ROM, PROM, EPROM and EEPROM, rather than being implemented through software.

GPRS	General Packet Radio Service. An enhancement to the GSM (see below) mobile communications system that supports data packets. GPRS enables continuous flows of IP data packets over the system for such applications as Web browsing and data access. GPRS differs from GSM’s short messaging service, which is limited to messages of 160 bytes in length.

GPS	Global Positioning System

GSM	Global System for Mobile Communications. A digital cellular phone technology based on TDMA that is the predominant system in Europe, but is also used around the world. Operating in the 900MHz and 1.8GHz bands in Europe and the 1.9GHz PCS band in the U.S., GSM defines the entire cellular system, not just the air interface (i.e. TDMA, CDMA). GSM phones use a Subscriber Identity Module (SIM) smart card that contains user account information.

Hybrid PBXs	Hybrid PBXs support both traditional Time Division Multiplexed (TDM) phones to VoIP, easing the transition from TDM to VoIP.

iDEN	Integrated Digital Enhanced Network. A wireless communications technology from Motorola that provides support for voice, data, short messages (SMS) and dispatch radio (two-way radio) in one phone. Operating in the 800MHz and 1.5GHz bands and based on TDMA, iDEN uses Motorola’s VSELP (Vector Sum Excited Linear Predictors) vocoder for voice compression and QAM modulation to deliver 64 Kbps over a 25 kHz channel. Each 25 kHz channel can be divided six times to transmit any mix of voice, data, dispatch or text message. Used by various carriers around the globe, Nextel Communications provides nationwide coverage in the U.S.

ISP	Internet Service Provider. A business that supplies Internet connectivity services to individuals, businesses and other organizations.

J2ME	Java 2 Platform, Micro Edition. A version of Java 2 for small devices such as PDA’s, phones and handhelds. The Connected Limited Device Configuration (CLDC) provides the programming interface for wireless applications. The Mobile Information Device Profile (MIDP) provides support for a graphical interface, networking and storage. J2ME uses the K Virtual Machine (KVM), a specialized virtual machine for devices with limited memory.

Java	An object-oriented programming language, developed by Sun Microsystems, Inc. Java™ was designed to be secure and platform-neutral such that it can be run on any type of platform, making a Java a useful language for programming Internet applications.

Mobitex	A packet-switched network technology developed by Ericsson Mobile Data Design that consists of fixed and mobile terminals interconnected by the network.

MMS	Multimedia Messaging Service. A standard for telephony messaging systems that allows sending messages that include multimedia objects.

NOC	Network Operations Centre. A central location for network management. It functions as a control centre for network monitoring, analysis and accounting.

OEM	Original Equipment Manufacturer, a licensee or purchaser of a product who typically resells that product under another trade name, in different packaging, or combined with other products or services. OEM licensing arrangements are sometimes referred to as “private label” licensing.

PBX	Private Branch Exchange; A private telephone network used within an enterprise. Users share a fixed number of outside lines instead of being provided with one outside line for each individual user. This allows for use of extensions as opposed to direct dial numbers.

PDA	Personal digital assistant, a hand held portable microcomputer.

POP3	POP3 uses the Simple Mail Transfer Protocol. 2.5G — See 2.5G and 3G Wireless

packet-switched network	A network in which the data to be transmitted is divided into standard-sized packets, each of which is given the receiver’s address. Each of the packets that makes up the transmission travels separately; packets do not have to travel in sequence or by the same paths. When all the packets have arrived at their destination, the receiver reassembles them into the original message.

Prosumer	Prosumer refers to ‘professional consumers’. The prosumer is typically looking to purchase and use professional-level equipment for both their business and personal lives.
BlackBerry Prosumer is a hosted wireless email solution for professional consumers that does not include access to the BlackBerry Enterprise Server solution.

SDK	Software Developers Kit A set of software routines and utilities used to help programmers write an application.

SME	Small and Medium size Enterprise

S/MIME	Secure/Multipurpose Internet Mail Extensions — a protocol that adds digital signatures and/or encryption to the contents of email messages. S/MIME provides for message confidentiality, integrity and authenticity. S/MIME is a vendor independent internet standard for securing email communications and has been widely adopted by government and private sector organizations.

SMS	Short Message Service. A text message service that enables short messages of generally no more than 140-160 characters in length to be sent and transmitted from a wireless device and is broadly supported on cellular phones. SMS was introduced in the GSM system and later supported by all other digital-based mobile communications systems.

SMT	Surface Mount Technology. A production technology whereby components are mounted directly onto the surface of a printed circuit board.

SureType	SureType technology, developed by Research In Motion®, integrates a traditional phone keypad and a familiar QWERTY-style keyboard with intuitive software that “learns” as you type, recognizing word patterns and allowing you to easily enter information. This technology allows you to easily, quickly, and accurately enter words without having to get used to a non-QWERTY-based keyboard layout. SureType also has the ability to recognize character letter sequences that are common in the English language, such as “ing”.

Triple DES Encryption Standard	Triple Data Encryption Standard. A specification for encryption for computer data developed by IBM and adopted by the United States government. DES uses a 56-bit encryption key. Triple DES uses a more sophisticated 112-bit encryption key and is used by the American Banking Association.

UMTS	See definition of 3G

WCDMA	See definition of 3G

APPENDIX A
CHARTER OF THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

1. AUTHORITY
     The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) is established pursuant to Section 5.03 of the Corporation’s Bylaws and Section 158 of the Ontario Business Corporations Act. The Committee shall be comprised of three or more directors as determined from time to time by resolution of the Board. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, provided that if the Board does not so designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee’s members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.
2. PURPOSE OF THE COMMITTEE
     The Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation and its subsidiaries. It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.
3. COMPOSITION OF THE COMMITTEE
     Each member of the Committee shall be an “independent” director within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the rules promulgated thereunder by the Securities and Exchange Commission (the “SEC”), the rules of the Nasdaq Stock Market (“Nasdaq”) and Multilateral Instrument 52-110 “Audit Committees” of the securities regulators in Canada (the “Canadian Regulators”), and, as such, shall be free from any relationship that may interfere with the exercise of his or her independent judgment as a member of the Committee. A majority of the members of the Committee shall be resident Canadians.
     All members of the Committee shall be financially literate at the time of their election to the Committee. “Financial literacy” shall be determined by the Board in the exercise of its business judgment, and shall include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. At least one member of the Committee shall be an “audit committee financial expert” with the meaning of Section 407 of Sarbanes-Oxley and the rules promulgated thereunder by the SEC.
     Committee members, if they or the Board deem it appropriate, may enhance their understanding of finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant or firm.

4. MEETINGS OF THE COMMITTEE
     The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Committee shall meet at least annually with management and the Corporation’s independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups or persons believe should be discussed privately. In addition, the Committee should meet or confer with the independent auditors and management to review the Corporation’s financial statements, MD&A, annual and interim earnings press releases and related filings prior to their public release and filing with the Ontario Securities Commission, the SEC or any other regulatory body. The Chairman should work with the Chief Financial Officer and management to establish the agendas for Committee meetings. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee’s activities and provide copies of such minutes to the Board.
5. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE
     The Committee is responsible for the oversight of the Corporation’s accounting and financial reporting processes, including the Corporation’s internal controls, and the nomination and appointment (subject to shareholder approval), compensation, retention, evaluation and oversight of the work of the Corporation’s independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation.
     The independent auditors must report and otherwise communicate directly to the Committee and are accountable to the Committee (as representatives of the shareholders of the Corporation).
     The Committee’s oversight responsibilities include (1) the approval of all audit engagement fees and terms; (2) the pre-approval of all audit services and permissible non-audit services to the Corporation or its subsidiaries as required by applicable U.S. and Canadian law;(3) the resolution of disagreements between management and the independent auditors regarding financial reporting; and (4) the establishment of procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
     The Committee is responsible to ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.
     The Committee is also responsible for ensuring that the Corporation’s independent auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditors and the Corporation and actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and for taking appropriate action to ensure the independence of the independent auditors within the meaning of applicable U.S. and Canadian law. The Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation.
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

(6)	if the Committee deems it appropriate, secure independent expert advice and understand the expert’s findings and the basis for such findings, including retaining independent counsel, accountants or others to assist the Committee in fulfilling its duties and responsibilities; and

(7)	provide management and the Corporation’s independent auditors with appropriate opportunities to meet privately with the Committee.
6. FUNDING
     The Committee’s effectiveness may be compromised if it is dependent on management’s discretion to compensate the independent auditors or the advisors employed by the Committee. Consequently, the Corporation shall provide for appropriate funding, as determined by the Committee, for payment of any compensation (1) to any independent auditors engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Corporation, and (2) to any independent counsel or other advisors employed by the Committee.
7. DISCLOSURE AND REVIEW OF CHARTER
     The charter shall be (1) published in the Corporation’s annual report, information circular or annual information form of the Corporation as required by law; and (2) be posted in an up-to-date format on the Corporation’s web site. The Committee should review and reassess annually the adequacy of this Charter as required by the applicable rules of Nasdaq, the Toronto Stock Exchange, the SEC or the Canadian Regulators.
* * *
     While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Corporation’s consolidated financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Committee to ensure that the Corporation complies with all laws and regulations.

Document No. 2

Independent Auditors’ Report on Consolidated Financial Statements

To the Shareholders of Research In Motion Limited
We have audited the consolidated balance sheets of Research In Motion Limited (the “Company”) as at March 3, 2007 and March 4, 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 3, 2007 and March 4, 2006 and the results of its operations and its cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005 in accordance with United States generally accepted accounting principles.
As discussed in Note 4 to the consolidated financial statements, the consolidated financial statements as at March 4, 2006 and for the years ended March 4, 2006 and February 26, 2005 have been restated.
As discussed in Note 2 to the consolidated financial statements, in fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 3, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2007 expressed an unqualified opinion thereon.

Kitchener, Canada,	Chartered Accountants
May 14, 2007.	Licensed Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Research In Motion Limited
We have audited management’s assessment, included in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Fiscal Year Ended March 3, 2007, that Research In Motion Limited (the “Company”) maintained effective internal control over financial reporting as of March 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 3, 2007 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 3, 2007, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 3, 2007 and March 4, 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005 and our report dated May 14, 2007 expressed an unqualified opinion thereon.

Kitchener, Canada,	Chartered Accountants
May 14, 2007.	Licensed Public Accountants

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)
Consolidated Balance Sheets

	As at
	March 3,	March 4,
	2007	2006
		(Restated - note 4)
Assets
Current
Cash and cash equivalents (note 5)	$677,144	$459,540
Short-term investments (note 5)	310,082	175,553
Trade receivables	572,637	315,278
Other receivables	40,174	31,861
Inventory (note 6)	255,907	134,523
Other current assets (note 19)	41,697	45,453
Deferred income tax asset (note 10)	21,624	96,564

	1,919,265	1,258,772
Investments (note 5)	425,652	614,309
Capital assets (note 7)	487,579	326,313
Intangible assets (note 8)	138,182	85,929
Goodwill (note 9)	109,932	29,026
Deferred income tax asset (note 10)	8,339	—

	$3,088,949	$2,314,349

Liabilities
Current
Accounts payable	$130,270	$94,954
Accrued liabilities (notes 14,18(c) and 19)	287,629	150,457
Income taxes payable (note 10)	99,958	17,584
Deferred revenue	28,447	20,968
Current portion of long-term debt (note 11)	271	262

	546,575	284,225
Long-term debt (note 11)	6,342	6,851
Deferred income tax liability (note 10)	52,532	27,858

	605,449	318,934

Shareholders’ Equity
Capital stock (note 12)
Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and an unlimited number of voting common shares Issued — 185,871,144 voting common shares (March 4, 2006 — 186,001,765)	2,099,696	2,068,869
Retained earnings (deficit)	359,227	(100,174)
Paid-in capital	36,093	28,694
Accumulated other comprehensive loss (note 17)	(11,516)	(1,974)

	2,483,500	1,995,415

	$3,088,949	$2,314,349

Commitments and contingencies (notes 11, 13, 14, 15 and 19)

See notes to the consolidated financial statements.
On behalf of the Board:

Jim Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)
Consolidated Statements of Shareholders’ Equity

				Accumulated
			Retained	Other
	Capital	Paid-In	Earnings	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Total

Balance as at February 28, 2004 — as previously reported	$1,829,388	$—	$(119,206)	$11,480	$1,721,662
Adjustment to opening shareholders’s equity (note 4)	172,062	60,170	(233,005)	—	(773)

Balance as at February 28, 2004 — as restated (note 4)	2,001,450	60,170	(352,211)	11,480	1,720,889

Comprehensive income (loss):
Net income	—	—	205,612	—	205,612
Net change in unrealized gains on investments Issued — 186,001,765 voting common shares (February 26, 2005 — 189,484,915) available for sale	—	—	—	(18,357)	(18,357)
Net change in derivative fair value during the year	—	—	—	8,446	8,446
Amounts reclassified to earnings during the year	—	—	—	(4,340)	(4,340)

Shares issued:
Exercise of stock options	54,151	—	—	—	54,151
Transfers to capital stock from stock option exercises	25,269	(25,269)	—	—	—
Share-based payment	—	2,899	—	—	2,899
Excess tax benefits from share-based compensation (note 12 (b))	—	3,777	—	—	3,777
Deferred income tax benefit attributable to fiscal					—
2004 financing costs	8,727	—	—	—	8,727

Balance as at February 26, 2005 — as restated (note 4)	$2,089,597	$41,577	$(146,599)	$(2,771)	$1,981,804

Comprehensive income (loss):
Net income	—	—	374,656	—	374,656
Net change in unrealized gains on investments available for sale	—	—	—	(5,888)	(5,888)
Net change in derivative fair value during the year	—	—	—	18,029	18,029
Amounts reclassified to earnings during the year	—	—	—	(11,344)	(11,344)

Shares issued:
Exercise of stock options	23,269	—	—	—	23,269
Transfers to capital stock from stock option exercises	18,984	(18,984)	—	—	—
Share-based payment	—	2,551	—	—	2,551
Excess tax benefits from share-based compensation (note 12 (b))	—	3,550	—	—	3,550
Common shares repurchased pursuant to Common Share Repurchase Program	(62,981)	—	(328,231)	—	(391,212)

Balance as at March 4, 2006 — as restated (note 4)	$2,068,869	$28,694	$(100,174)	$(1,974)	$1,995,415

Comprehensive income (loss):
Net income	—	—	631,572	—	631,572
Net change in unrealized gains on investments available for sale	—	—	—	11,839	11,839
Net change in derivative fair value during the year	—	—	—	(13,455)	(13,455)
Amounts reclassified to earnings during the year	—	—	—	(7,926)	(7,926)

Shares issued:
Exercise of stock options	44,534	—	—	—	44,534
Transfers to capital stock from stock option exercises	18,055	(18,055)	—	—	-
Share-based payment	—	19,454	—	—	19,454
Excess tax benefits from share-based compensation (note 12 (b))	—	6,000	—	—	6,000
Common shares repurchased pursuant to Common Share Repurchase Program	(31,762)	—	(172,171)	—	(203,933)

Balance as at March 3, 2007	$2,099,696	$36,093	$359,227	$(11,516)	$2,483,500

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)
Consolidated Statements of Operations

	For the Year Ended
	March 3,	March 4,	February 26,
	2007	2006	2005
		(Restated - note 4)	(Restated - note 4)
Revenue
Devices and other	$2,303,800	$1,526,268	$983,621
Service and software	733,303	539,577	366,826

	3,037,103	2,065,845	1,350,447

Cost of sales
Devices and other	1,265,251	840,549	555,034
Service and software	114,050	85,049	81,276

	1,379,301	925,598	636,310

Gross Margin	1,657,802	1,140,247	714,137

Expenses
Research and development (note 15)	236,173	158,887	102,665
Selling, marketing and administration (notes 18(d) and 19)	537,922	314,317	193,838
Amortization	76,879	49,951	35,941
Litigation (note 13 (b))	—	201,791	352,628

	850,974	724,946	685,072

Income from operations	806,828	415,301	29,065
Investment income	52,117	66,218	37,107

Income before income taxes	858,945	481,519	66,172

Provision for (recovery of) income taxes (note 10)
Current	123,553	14,515	1,425
Deferred	103,820	92,348	(140,865)

	227,373	106,863	(139,440)

Net income	$631,572	$374,656	$205,612

Earnings per share (note 16)
Basic	$3.41	$1.98	$1.10

Diluted	$3.31	$1.91	$1.04

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)
Consolidated Statements of Cash Flows

	For the Year Ended
	March 3,	March 4,	February 26,
	2007	2006	2005
		(Restated - note 4)	(Restated - note 4)
Cash flows from operating activities

Net income	$631,572	$374,656	$205,612

Items not requiring an outlay of cash:

Amortization	126,355	85,873	66,760
Deferred income taxes	101,576	77,154	(144,642)
Share-based payment (note 4)	19,063	2,551	2,899
Other	(315)	507	(137)
Net changes in working capital items (note 18(a))	(142,582)	(390,650)	147,490

Net cash provided by operating activities	735,669	150,091	277,982

Cash flows from financing activities
Issuance of share capital	44,534	23,269	54,151
Excess tax benefits from share-based compensation (note 12(b))	6,000	—	—
Common shares repurchased pursuant to Common Share Repurchase Program (note 12(a))	(203,933)	(391,212)	—
Repayment of long-term debt	(262)	(229)	(199)

Net cash provided by (used in) financing activities	(153,661)	(368,172)	53,952

Cash flows from investing activities
Acquisition of investments	(100,080)	(103,179)	(615,098)
Proceeds on sale or maturity of investments	86,583	61,495	18,385
Acquisition of capital assets	(254,041)	(178,732)	(109,363)
Acquisition of intangible assets	(60,303)	(23,702)	(17,061)
Business acquisitions (note 9)	(116,190)	(3,795)	(3,888)
Acquisition of short-term investments	(163,147)	(199,194)	(227,072)
Proceeds on sale or maturity of short-term investments	242,601	514,431	76,022

Net cash provided by (used in) investing activities	(364,577)	67,324	(878,075)

Effect of foreign exchange loss (gain) on cash and cash equivalents	173	(57)	76

Net increase (decrease) in cash and cash equivalents for the year	217,604	(150,814)	(546,065)
Cash and cash equivalents, beginning of year	459,540	610,354	1,156,419

Cash and cash equivalents, end of year	$677,144	$459,540	$610,354

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
NATURE OF BUSINESS
Research In Motion Limited (“RIM” or the “Company”) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, software development tools, radio-modems and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company’s shares are traded on The Toronto Stock Exchange under the symbol RIM and on the NASDAQ National Market under the symbol RIMM.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) General
These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) on a basis consistent for all periods presented except as described in note 2. The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:
(b) Fiscal year
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended March 3, 2007 and February 26, 2005 comprise 52 weeks compared to 53 weeks for the fiscal year ended March 4, 2006.
(c) Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company’s subsidiaries are wholly-owned and are considered to be fully-integrated operations.
(d) Use of estimates
The preparation of the Company’s consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
tax assets and the related components of the valuation allowance, provision for warranty and the fair values of financial instruments. Actual results could differ from these estimates.
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
(g) Trade receivables
Trade receivables which reflect invoiced and accrued revenue are presented net of an allowance for doubtful accounts. The allowance was $1,824 at March 3, 2007 (March 4, 2006 — $1,551). Bad debt expense (recovery) was $274 for the year ended March 3, 2007 (March 4, 2006 — ($552); February 26, 2005 — ($500)).
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
When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of trade receivables balances could be further adjusted.
(h) Investments
The Company’s investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.
Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments. Investments with maturities of one year or more are classified as Investments.
Investments classified as available-for-sale under Statement of Financial Accounting Standards (“SFAS”) 115

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
are carried at fair value. Changes in fair value are accounted for through accumulated other comprehensive income until such investments mature or are sold.
The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other- than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.
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
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(k)	Capital assets

Capital assets are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment, and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	20% per annum declining balance
(l)	Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties’ technology. Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents. Acquired technology consists of purchased developed technology arising from the Company’s corporate acquisitions.

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
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
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

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

The Company has one reporting unit which is the consolidated Company.

(o)	Income taxes

In accordance with SFAS 109, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

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

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).

Provisions are made at the time of sale for applicable warranties, rebates, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company’s accrual with respect to such product returns is not significant.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Shipping and handling costs charged to earnings are included in Cost of sales where they can be reasonably attributed to certain revenue; otherwise they are included in Selling, Marketing and Administration.

Multiple-element arrangements

The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(q)	Research and development

The Company is engaged in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(r)	Government assistance

The Company has received no government assistance in fiscal 2007, 2006 and 2005.

Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(s)	Statements of comprehensive income (loss)

SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 5. Realized gains or losses on available-for-sale investments are reclassified into earnings using the specific identification basis.

(t)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

(u)	Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 12(b).

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R) Share-Based Payment. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. The Company is using the modified prospective transition (“MPT”) method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123.

Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.

For fixed awards under APB 25, when the exercise price of stock options granted equals the fair market value of the shares on the date of the grant, no compensation expense is recognized. When the exercise price of the stock options is less than the market price of the underlying stock on the date of grant, this intrinsic value of the award on that date is recorded as stock compensation expense and is recognized rateably over the vesting period.

For variable awards under APB 25, the intrinsic value of stock options is remeasured each reporting period based on the difference between the fair market value of the Company’s stock as of the end of the reporting period and the exercise price of the stock option. If the intrinsic value is negative, no compensation expense is recorded. As a result, the amount of compensation expense or benefit to be recognized each period fluctuates based on changes in the closing stock price from the end of the previous reporting period to the end of the current reporting period. Compensation expense in any given period is calculated as the difference between total earned compensation at the end of the period (i.e. the vested intrinsic value), less total earned compensation at the beginning of the period. Compensation expense for these awards is recognized over the vesting period using an accelerated method of recognition in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan, An Interpretation of APB Opinions No. 15 and 25. In addition, realized gains on the exercise of stock options in any given period are included as compensation expense. Variable accounting is applied until there is a measurement date, the award is exercised, forfeited or expires.

Under APB 25, the Company accounts for modifications to stock options under Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”). Modifications include, but are not limited to, changes made to the number and/or the exercise price of a stock option subsequent to the grant date. If the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The intrinsic value of the award on the modification date is the difference between the fair market value of the Company’s common stock on the date of modification and the exercise price. Compensation expense is recorded in the period of modification for the intrinsic value of the vested portion of the award. Compensation expense for the unvested portion of the award is recognized over the remaining vesting period.

Under both APB 25 and SFAS 123(R), any consideration paid by employees on exercise of stock options plus any recorded stock based compensation within additional paid-in capital related to that stock option is credited to capital stock.

At the Company’s Annual General Meeting on July 18, 2005, shareholders approved the establishment of the

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Restricted Share Unit (“RSU”) Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005. RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense is recognized upon issuance of RSUs over the vesting period.

(v)	Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(w)	Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in Selling, marketing and administration.

2.	ADOPTION OF ACCOUNTING POLICY

Share-Based Payment

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R) Share-Based Payment. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the BSM option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. The Company is using the MPT method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company’s net income for the year ended March 3, 2007 included stock-based compensation expense of $18.8 million or $0.10 per share basic and diluted.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 replaces APB Opinion 20 (“APB 20”) and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year’s financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 and it had no impact on the Company’s operating results in fiscal 2007.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that a company consider and evaluate materiality with respect to identified unadjusted errors using both a rollover and iron curtain approach. The rollover approach quantifies a misstatement based on the identified unadjusted item originating in the current year income statement and ignores any portion of the misstatement that originated in a prior period. The iron curtain approach quantifies misstatements that exist in the balance sheet at the end of the current period regardless of the period of origin. Financial statements would be required to be adjusted when either approach results in quantifying a misstatement that is material. SAB 108 is effective for the Company’s 2007 fiscal year and there is no effect on the Company’s financial position, results of operations or cash flows.

3.	RECENTLY ISSUED PRONOUNCEMENTS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115.

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

4.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restated Financial Statements”). The Restated Financial Statements have been prepared to reflect additional stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company’s previously reported revenues or total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.

Background of the Review

The Company commenced a voluntary internal review (the “Review”) of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), accounting errors were made in connection with the accounting for certain stock options granted since the Company’s initial public offering in 1997 (the “IPO”) and that a restatement (the “Restatement”) of the Company’s financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the United States Securities and Exchange Commission (the “SEC”) and the Ontario Securities Commission (the “OSC”) about the Review.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”), has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

Scope of the Review

The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:
•	minutes of meetings of the Board of Directors and Compensation Committee;

•	contemporaneous emails and other documentation;

•	personnel files and payroll records;

•	insider trading reports; and

•	interviews with employees, officers and directors.
In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants as described below), and therefore the impact of the determination of an appropriate measurement date was limited to the impact on the pro forma disclosures under Statement of Financial

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Accounting Standard No. 123, Accounting for Stock Based Compensation (“SFAS 123”), and is not significant to either the pro forma disclosures or to the amounts recorded in the Company’s statements of operations under APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company’s master stock option tracking spreadsheets and the Company’s instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.

The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee’s conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.

Option Granting Process

Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company’s granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company’s Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, it is also the Company’s intention to honor its commitment to issue shares when options are validly exercised by option holders.

The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company’s Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Grants to Existing Employees”). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Nature of the Errors

The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 1. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.

Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award’s intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002 which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan which also resulted in variable accounting treatment, and (3) the misapplication of U.S. GAAP in the determination of an accounting

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
measurement date for options granted after February 27, 2002. As a result of these errors, the Company has recorded additional adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The following table sets forth the impact of the additional charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

		Fiscal Year
									Cumulative
									to fiscal
(US dollars in millions) Expense/(recovery)	Total	2006	2005	2004	2003	2002	2001	2000	1999 (1)

Variable accounting relating to “net settlement” feature	$223.3	$0.5	$1.1	$3.6	$11.3	$(46.5)	$(317.1)	$551.2	$19.2

Share-based awards granted prior to the Stock Option Plan	9.2	—	—	—	—	—	0.2	0.5	8.5

Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	—	—	—	—

Payroll taxes	5.0	2.1	2.1	0.8	—	—	—	—	—

Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7

Tax impact of restatement	5.7	2.9	2.8	—	—	—	—	—	—

After-tax impact on net income (2)	$248.2	$7.4	$7.8	$5.5	$11.5	$(46.5)	$(316.9)	$551.7	$27.7

Cumulative impact on retained earnings (deficit)	$248.2	$248.2	$240.8	$233.0	$227.5	$216.0	$262.5	$579.4	$27.7

Selected share price data (see discussion on variable accounting below (3))
Average share price in fiscal year
TSX						$19.18	$53.85	$26.01
NASDAQ						$12.37	$36.30	$17.35
Closing share price (4)
TSX						$18.81	$29.50	$101.00
NASDAQ						$11.94	$19.34	$67.62
Note 1:
The annual charge to Net Income is as follows: $0.7 million in Fiscal 1997, $9.7 million in Fiscal 1998 and $17.3 million in Fiscal 1999.
Note 2:
Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.
Note 3:
The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.
Note 4:
The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.
(1) Variable Accounting for the “Net Settlement” Feature

Under a “net settlement” feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was entitled to receive under the “net settlement” feature was not fixed. Variable plan accounting for these

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
options ceased on February 27, 2002 with the elimination of the “net settlement” feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the related options. The variable plan accounting compensation expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.

(2) Share-Based Awards Granted Prior to the Stock Option Plan

Prior to the IPO and the Company’s adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the “Pre-IPO Plans”). The terms of both awards provided that employees could “put” the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company’s IPO as they were then subject to the “net settlement” feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.

(3) Misapplication of the Determination of an Appropriate Accounting Measurement Date

As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company’s restated pro forma stock-based compensation disclosures under SFAS 123, as set out in Note 12.

Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company’s actions and determinations includes the actions and determinations of the Special Committee.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company’s plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.

The Company has determined that for the majority of option grants, sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:

New Hire Grants:
•	Grants to new hires
Grants to Existing Employees:
•	Grants to the co-CEOs;

•	Grants on promotion;

•	Group grants;

•	Periodic grants;

•	Option repricing; and

•	Options granted with administrative delays and errors.
New Hire Grants

Grants to New Hires
•	Grants made before employment commences — From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.

•	Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified — The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.

•	Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date - The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company’s shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee’s start date. In many instances, the options were priced using the closing price on the respective employee’s start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee’s start date.
Grants to Existing Employees

Grants to the co-CEOs
•	From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of 400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all of the co-CEO awards measured on the date of final approval is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.
Grants on Promotion
•	Grant dates established prior to approval dates — During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of 21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Group Grants
•	A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants involving grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.
Periodic Grants
•	Periodic grants with look-back pricing — In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and 14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

•	Periodic grants with look-forward pricing — In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and identified six grants involving options to acquire a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Option Repricing
•	Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002. The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the “net settlement” feature, as described above.
Taxes

The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions from stock option expenses in excess of the related compensation expense booked in the statement of operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders’ equity.

The Company has determined that as a result of certain stock option grants with measurement date issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.

Impact of the Errors

The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of options granted to more senior employees, such employees received a greater individual benefit from the Company’s option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from option grants with incorrect measurement dates.

Certain of the Company’s outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

Review Costs

Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.

Restatement of Financial Statements

The following tables set forth the effects of the restatement on the Company’s consolidated statements of operations for the fiscal years ended March 4, 2006 and February 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the fiscal years ended March 4, 2006 and February 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Consolidated Statements of Operations

	For the year ended March 4, 2006			For the year ended February 26, 2005
	As Previously	Restatement		As Previously	Restatement
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated

Revenue	$2,065,845	$—	$2,065,845	$1,350,447	$—	$1,350,447

Cost of sales	925,215	383	925,598	635,914	396	636,310

Gross margin	1,140,630	(383)	1,140,247	714,533	(396)	714,137

Expenses

Research and development	157,629	1,258	158,887	101,180	1,485	102,665
Selling, marketing and administration	311,420	2,897	314,317	190,730	3,108	193,838
Amortization	49,951	—	49,951	35,941	—	35,941
Litigation	201,791	—	201,791	352,628	—	352,628

	720,791	4,155	724,946	680,479	4,593	685,072

Income from operations	419,839	(4,538)	415,301	34,054	(4,989)	29,065

Investment income	66,218	—	66,218	37,107	—	37,107

Income before income taxes	486,057	(4,538)	481,519	71,161	(4,989)	66,172

Provision for (recovery of) income taxes
Current	14,515	—	14,515	1,425	—	1,425
Deferred	89,464	2,884	92,348	(143,651)	2,786	(140,865)

	103,979	2,884	106,863	(142,226)	2,786	(139,440)

Net income	$382,078	$(7,422)	$374,656	$213,387	$(7,775)	$205,612

Earnings per share

Basic	$2.02	$(0.04)	$1.98	$1.14	$(0.04)	$1.10

Diluted	$1.96	$(0.05)	$1.91	$1.09	$(0.05)	$1.04

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Balance Sheet

	As at March 4, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated

Assets
Current
Cash and cash equivalents	$459,540	$—	$459,540
Short-term investments	175,553	—	175,553
Trade receivables	315,278	—	315,278
Other receivables	31,861	—	31,861
Inventory	134,523	—	134,523
Other current assets	45,453	—	45,453
Deferred income tax asset	94,789	1,775	96,564

	1,256,997	1,775	1,258,772

Investments	614,309	—	614,309

Capital assets	326,313	—	326,313

Intangible assets	85,929	—	85,929

Goodwill	29,026	—	29,026

	$2,312,574	$1,775	$2,314,349

Liabilities
Current
Accounts payable	$94,954	$—	$94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	—	17,584
Deferred revenue	20,968	—	20,968
Current portion of long-term debt	262	—	262

	279,098	5,127	284,225

Long-term debt	6,851	—	6,851

Deferred income tax liability	27,858	—	27,858

	313,807	5,127	318,934

Shareholders’ Equity
Capital stock	1,852,554	216,315	2,068,869
Retained earnings (deficit)	148,028	(248,202)	(100,174)
Paid-in capital	159	28,535	28,694
Accumulated other comprehensive income (loss)	(1,974)	—	(1,974)

	1,998,767	(3,352)	1,995,415

	$2,312,574	$1,775	$2,314,349

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

Cash flows from operating activities	For the year ended March 4, 2006			For the year ended February 26, 2005
	As Previously	Restatement		As Previously	Restatement
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated

Net income	$382,078	$(7,422)	$374,656	$213,387	$(7,775)	$205,612

Items not requiring an outlay of cash:

Amortization	85,873	—	85,873	66,760	—	66,760
Deferred income taxes	77,938	(784)	77,154	(143,651)	(991)	(144,642)
Share-based payment	159	2,392	2,551	—	2,899	2,899
Other	507	—	507	(137)	—	(137)
Net changes in working capital items	(396,464)	5,814	(390,650)	141,623	5,867	147,490

	$150,091	$—	$150,091	$277,982	$—	$277,982

The following is a summary of the effect of these adjustments on the Company’s pro forma calculation of its net income per share for the year ended March 4, 2006 and February 26, 2005:

	For the year ended		For the year ended
	March 4, 2006		February 26, 2005
	(As previously	(Restated -	(As previously	(Restated -
	reported)	note 4)	reported)	note 4)

Net income — as reported	$382,078	$374,656	$213,387	$205,612
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	5,942	—	6,676
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(22,022)	(25,000)	(22,487)	(27,176)

Pro forma net income	$360,056	$355,598	$190,900	$185,112

Net income per share:
Basic net income per common share	$2.02	$1.98	$1.14	$1.10

Diluted net income per share	$1.96	$1.91	$1.09	$1.04

Basic net income per common share — pro forma	$1.91	$1.88	$1.02	$0.99

Diluted net income per share — pro forma	$1.86	$1.82	$0.98	$0.94

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
5.	CASH AND CASH EQUIVALENTS AND INVESTMENTS

The components of cash and investments were as follows:

		Unrealized	Unrealized	Recorded	Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Basis	Equivalents	Investments	Investments

As at March 3, 2007
Bank balances	$11,252	$—	$—	$11,252	$11,252	$—	$—
Bank term deposits	69,868	—	—	69,868	69,868	—	—
Bank certificates of deposit	108,472	—	(10)	108,462	96,344	12,118	—
Auction-rate securities	18,423	—	—	18,423	—	18,423	—
Commercial paper and corporate notes / bonds	800,846	119	(3,131)	797,834	449,113	204,149	144,572
Government sponsored enterprise notes	314,998	—	(2,683)	312,315	50,567	75,392	186,356
Asset-backed securities	95,413	113	(802)	94,724	—	—	94,724

	$1,419,272	$232	$(6,626)	$1,412,878	$677,144	$310,082	$425,652

As at March 4, 2006
Bank balances	$80,825	$—	$—	$80,825	$80,825	$—	$—
Bank certificates of deposit	44,127	—	(1)	44,126	30,053	14,073	—
Commercial paper and corporate notes / bonds	623,037	5	(7,572)	615,470	348,662	27,380	239,428
Government sponsored enterprise notes	380,084	—	(7,814)	372,270	—	134,100	238,170
Asset-backed securities	139,562	—	(2,851)	136,711	—	—	136,711

	$1,267,635	$5	$(18,238)	$1,249,402	$459,540	$175,553	$614,309

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The contractual maturities of debt securities at March 3, 2007 were recorded as follows:

	Cost	Fair
	Basis	Value

Due in one year or less	$958,797	$957,551
Due after one year through five years	430,800	425,652
Due after five years through ten years	—	—
Due after ten years	18,423	18,423

	$1,408,020	$1,401,626

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended
	March 3, 2007	March 4, 2006	February 26, 2005

Realized gains	$—	$211	$—
Realized losses	—	(236)	—

	$—	$(25)	$—

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Investments with continuous unrealized losses for less than and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
As at March 3, 2007	Fair Value	losses	Fair Value	losses	Fair Value	losses

Government sponsored enterprise notes	$15,057	$6	$241,635	$2,677	$256,692	$2,683
Commercial paper and corporate bonds	25,440	3	227,775	3,128	253,215	3,131
Asset-backed securities	—	—	60,060	802	60,060	802
Bank certificates of deposit	12,118	10	—	—	12,118	10

	$52,615	$19	$529,470	$6,607	$582,085	$6,626

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
As at March 4, 2006	Fair Value	losses	Fair Value	losses	Fair Value	losses

Government sponsored enterprise notes	$86,015	$1,615	$286,255	$6,198	$372,270	$7,813
Commercial paper and corporate bonds	26,810	400	229,965	7,173	256,775	7,573
Asset-backed securities	—	—	136,711	2,851	136,711	2,851
Bank certificates of deposit	14,046	1	—	—	14,046	1

	$126,871	$2,016	$652,931	$16,222	$779,802	$18,238

The unrealized losses of $6.6 million for investment grade debt securities were related to increases in interest rates. The Company believes that it is probable that it will be able to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments until there is a recovery of fair value which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at March 3, 2007.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
6.	INVENTORY

Inventory is comprised as follows:

	March 3,	March 4,
	2007	2006

Raw materials	$121,439	$107,049
Work in process	141,938	31,848
Finished goods	8,413	3,905
Provision for excess and obsolete inventory	(15,883)	(8,279)

	$255,907	$134,523

7.	CAPITAL ASSETS

Capital assets are comprised of the following:

	March 3, 2007
		Accumulated	Net book
	Cost	amortization	value

Land	$39,509	$—	$39,509
Buildings, leaseholds and other	217,941	29,560	188,381
BlackBerry operations and other information technology	304,778	159,739	145,039
Manufacturing equipment, research and development equipment, and tooling	117,958	66,553	51,405
Furniture and fixtures	106,592	43,347	63,245

	$786,778	$299,199	$487,579

	March 4, 2006
		Accumulated	Net book
	Cost	amortization	value

Land	$15,647	$—	$15,647
Buildings, leaseholds and other	137,982	19,473	118,509
BlackBerry operations and other information technology	214,566	112,598	101,968
Manufacturing equipment, research and development equipment, and tooling	88,563	43,966	44,597
Furniture and fixtures	74,548	28,956	45,592

	$531,306	$204,993	$326,313

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
As at March 3, 2007, the carrying amount of assets under construction is $15,741 (March 4, 2006 — $11,694). Of this amount, $6,809 (March 4, 2006 — $3,967) is included in Buildings, leaseholds and other; $6,579 (March 4, 2006 — $nil), is included in BlackBerry operations and other information technology; and $2,353 (March 4, 2006 — $7,727) is included in Manufacturing equipment, research and development equipment, and tooling.

For the year ended March 3, 2007, amortization expense related to capital assets was $93,497 (March 4, 2006 — $62,678; February 26, 2005 — $47,030).

8.	INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	March 3, 2007
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$58,639	$19,183	$39,456
Licenses	90,811	68,177	22,634
Patents	87,630	11,538	76,092

	$237,080	$98,898	$138,182

	March 4, 2006
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$18,373	$9,465	$8,908
Licenses	82,806	48,576	34,230
Patents	50,790	7,999	42,791

	$151,969	$66,040	$85,929

For the year ended March 3, 2007, amortization expense related to intangible assets was $32,858 (March 4, 2006 — $23,195; February 26, 2005 — $19,730). Total additions to intangible assets in 2007 were $85,111 (2006 — $45,384).

Based on the carrying value of the identified intangible assets as at March 3, 2007, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2008 — 33 million; 2009 — $17 million; 2010 - $15 million; 2011 — $13 million; and 2012 — $7 million.

9.	BUSINESS ACQUISITIONS

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software. The transaction closed on September 22, 2006. The operating results were not material to the Company’s operating results in fiscal 2007.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. (“Slipstream”). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company’s operating results in fiscal 2007.
During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. (“Ascendent”). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company’s operating results in fiscal 2007.
In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees’ operations have been included in the consolidated financial statements commencing from each respective closing date to March 3, 2007.
During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company’s software. The transaction closed on March 24, 2005.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005

Assets purchased
Current assets	$3,707	$158	$—
Capital assets	802	—	—
Deferred income tax asset	10,440	259	2,889
Acquired technology	40,266	6,223	2,140
Goodwill	80,906	—	(1,083)

	136,121	6,640	3,946

Liabilities assumed	8,597	645	58
Deferred income tax liability	11,334	2,200	—

	19,931	2,845	58

Net non-cash assets acquired	116,190	3,795	3,888
Cash acquired	3,649	3	23

Net assets acquired	$119,839	$3,798	$3,911

Consideration
Cash	$119,839	$3,798	$3,911

The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
10.	INCOME TAXES

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005

		(Restated - note 4)	(Restated - note 4)

Statutory Canadian tax rate	36.1%	36.1%	36.1%

Expected income tax provision	$310,215	$173,925	$23,901
Differences in income taxes resulting from:
Manufacturing and processing activities	(12,097)	(7,143)	(1,053)
Decrease in valuation allowance		—	(142,852)
Investment tax credits	(37,054)	(53,385)	(13,652)
Foreign exchange	(2,111)	597	(2,782)
Foreign tax rate differences	(37,574)	(8,162)	(5,444)
Enacted tax rate changes	(2,778)	—	—
Non-deductible stock compensation	6,394	798	662
Other differences	2,378	233	1,780

	$227,373	$106,863	$(139,440)

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005

		(Restated - note 4)	(Restated - note 4)

Income before income taxes:
Canadian	$718,004	$445,749	$50,147
Foreign	140,941	35,770	16,025

	$858,945	$481,519	$66,172

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The provision for (recovery of) income taxes consists of the following:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005

		(Restated - note 4)	(Restated - note 4)

Provision for (recovery of) income taxes:
Current
Canadian	$114,073	$11,608	$655
Foreign	9,480	2,907	770
Deferred
Canadian	100,261	92,340	(143,061)
Foreign	3,559	8	2,196

	$227,373	$106,863	$(139,440)

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Deferred income tax assets and liabilities consist of the following temporary differences:

	As at
	March 3,	March 4,
	2007	2006

Assets
Financing costs	$3,077	$6,378
Non-deductible reserves	41,917	16,166
Research and development incentives	—	84,487
Tax loss carryforwards	18,669	11,201
Unrealized losses on financial instruments	2,712	—
Other tax carryforwards	1,187	5,276

Net deferred income tax assets	67,562	123,508

Liabilities
Capital assets	63,408	46,193
Unrealized gains on financial instruments	—	8,609
Research and development incentives	26,723	—

Net deferred income tax liabilities	90,131	54,802

Net deferred income tax asset (liability)	$(22,569)	$68,706

Deferred income tax asset — current	$21,624	$96,564
Deferred income tax asset — long term	8,339	—
Deferred income tax liability — long-term	(52,532)	(27,858)

	$(22,569)	$68,706

The Company determined that it was more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets (March 4, 2006 — $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

11.	LONG-TERM DEBT

At March 3, 2007, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. The carrying value of the collateral at March 3, 2007 is $10,570. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Interest expense on long-term debt for the year was $494 (March 4, 2006 — $483; February 26, 2005 — $460).
The scheduled long-term debt principal payments for the fiscal years 2008 through to maturity are as follows:

For the years ending
2008	$271
2009	291
2010	6,051

$6,613

During fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility (“the Facility”). The Company has utilized $15.9 million of the Facility to secure operating and financing requirements. As at March 3, 2007, $84.1 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company’s liability and funding obligation in the NTP, Inc. (“NTP”) litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.0 million to support and secure other operating and financing requirements. As at March 3, 2007, $15.6 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

12.	CAPITAL STOCK

(a)	Share capital

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

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following details the changes in issued and outstanding common shares for the three years ended March 3, 2007:

Number
Outstanding
(000's)
Common
Shares
Balance as at February 28, 2004	184,830
Exercise of stock options	4,655

Balance as at February 26, 2005	189,485
Exercise of stock options	2,837
Common shares repurchased pursuant to Common Share Repurchase Program	(6,320)

Balance as at March 4, 2006	186,002
Exercise of stock options	3,042
Conversion of restricted share units	7
Common shares repurchased pursuant to Common Share Repurchase Program	(3,180)

Balance as at March 3, 2007	185,871

On October 11, 2005, the Company’s Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares during the subsequent 12 month period. This represents approximately 5% of the Company’s outstanding shares.
Pursuant to the Common Share Repurchase Program, the Company repurchased 6.3 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 3.2 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 9.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.
During fiscal 2005 the Company determined that it was more likely than not it can realize its deferred income tax assets and therefore recognized a deferred income tax asset of $8,727 with respect to fiscal 2004 share issue financing costs.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(b)	Share-based payment

Stock Option Plan The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.

Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.

Effective March 5, 2006, the Company adopted SFAS 123(R) to record stock compensation expense, using the MPT method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $18.8 million in fiscal 2007 (see also note 2).

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of seven years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 3.3 million stock options vested and not exercised as at March 3, 2007. There are 5.2 million stock options available for future grants under the stock option plan.

A summary of option activity since February 28, 2004 is shown below. As a result of the Company’s review of its historical option granting practice (as more fully discussed in Note 4), certain outstanding stock options will be repriced to reflect a higher exercise price as certain employees have agreed to have their options repriced. As the repricing of options has not occurred prior to filing these financial statements, the repricing will be recorded as a subsequent event, the effects of which will be set out in a subsequent quarterly financial statement when the options are actually repriced. The per option information contained in the disclosure below relates to the historical prices for all stock options. As the repricing of the options will make the options less valuable, there will be no accounting expense related to the repricing event.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Instrinsic
	(in 000's)	Price	Life in Years	Value

Balance as at February 28, 2004	16,018	$10.82

Granted during the year	315	58.45
Exercised during the year	(4,655)	10.19
Forfeited/cancelled/expired during the year	(527)	10.49

Balance as at February 26, 2005	11,151	$12.44

Granted during the year	911	72.11
Exercised during the year	(2,837)	6.81
Forfeited/cancelled/expired during the year	(264)	11.11

Balance as at March 4, 2006	8,961	$20.33

Granted during the year	584	111.46
Exercised during the year	(3,042)	12.89
Forfeited/cancelled/expired during the year	(116)	29.90

Balance as at March 3, 2007	6,387	$32.54	3.22	$660,629

Vested and expected to vest at March 3, 2007	6,133	$31.89	3.17	$638,340

Exercisable at March 3, 2007	3,344	$18.22	2.21	$393,733

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on March 3, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 3, 2007. The intrinsic value of stock options exercised during fiscal 2007, calculated using the average market price during the year, was approximately $84 per share.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
A summary of unvested stock options since March 4, 2006 is shown below:

	Options Outstanding
		Weighted-
	Number	average grant
	(in 000's)	date fair value

Balance as at March 4, 2006	4,708	$13.84

Granted during the year	584	49.90
Vested during the year	(2,133)	9.01
Forfeited during the year	(116)	15.45

Balance as at March 3, 2007	3,043	$24.09

As of March 3, 2007, there was $49.2 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.1 years. The total fair value of stock options vested during year ended March 3, 2007 was $19.2 million.
Cash received from stock option exercises for the year ended March 3, 2007 was $44.5 million (March 4, 2006 — $23.3 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following table illustrates the effect on reported net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in fiscal 2006 and fiscal 2005:

	For the year ended
	March 4,	February 26,
	2006	2005

	(Restated - note 4)	(Restated - note 4)

Net income — as reported	$374,656	$205,612
Add: Stock-based employee compensation expense included in restated net income, net of tax	5,942	6,676
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(25,000)	(27,176)

Net income — pro forma	$355,598	$185,112

Weighted-average number of shares outstanding (000’s) — basic	188,914	187,653
Effect of dilutive securities: Employee stock options	6,596	9,445

Weighted-average number of shares and assumed conversions — diluted	195,510	197,098

Pro forma earnings per common share:
Basic	$1.88	$0.99
Diluted	$1.82	$0.94

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The weighted average fair value of stock options granted during the quarter was calculated using the BSM option-pricing model with the following assumptions:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005

		(Restated - note 4)	(Restated - note 4)

Number of options granted (000’s)	584	911	315

Weighted-average Black-Scholes value of each option	$49.90	$37.17	$34.52

Assumptions:
Risk free interest rate	4.8%	4.1%	3.3%
Expected life in years	4.4	4.0	4.0
Expected dividend yield	0%	0%	0%
Volatility	44% - 55%	60%	69%
The Company has not paid a dividend in the previous nine fiscal years and has no current expectation of paying cash dividends on its common stock. The risk-free interest rates utilized during the life of the stock option are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common stock at the date of grant based on a combination of the implied volatility of publicly traded options on its common stock, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.
Restricted Share Unit Plan (the “RSU Plan”)
RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period. Total compensation expense recorded in the year with respect to RSUs was $282.
The Company did not issue any RSUs in the year ended March 3, 2007 and there were no RSUs outstanding as at March 3, 2007 (March 4, 2006 — 7,800).

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
13.	COMMITMENTS AND CONTINGENCIES

(a)	Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

		Equipment and
	Real Estate	other	Total

For the years ending
2008	$10,721	$480	$11,201
2009	11,726	226	11,952
2010	9,584	—	9,584
2011	8,847	—	8,847
2012	8,211	—	8,211
Thereafter	38,577	—	38,577

	$87,666	$706	$88,372

For the year ended March 3, 2007, the Company incurred rental expense of $9,794 (March 4, 2006 - $5,767; February 26, 2005 — $3,023).

(b)	Litigation

The Company was the defendant in a patent litigation matter brought by NTP, Inc. (“NTP”) alleging that the Company infringed on eight of NTP’s patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $201.8 million in fiscal 2006 to account for the additional charge for the final settlement in the amount of $162.5 million, the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $21.0 million to account for incremental current and estimated legal and professional fees in connection with this litigation.

In November 2003, Inpro II Licensing S.à.r.l. (“Inpro II”) filed an action in the United States District Court for the District of Delaware (the “U.S. Inpro Action”) asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court’s dismissal. Inpro II has exhausted its appeal rights and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding.

Research In Motion Limited and Research In Motion Corporation v. Eatoni Ergonomics, Inc., Civil Case No. 05 CV 0851-K, United States District Court for the Northern District of Texas (“the Litigation”). On April 28, 2005,

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
the Company filed a declaratory judgment action against Eatoni Ergonomics, Inc. (“Eatoni”) seeking judgment of non-infringement and invalidity of Eatoni’s United States Patent No. 6,885,317 (“the ‘317 patent”), titled “Touch-typable Devices Based On Ambiguous Codes And Methods to Design Such Devices.” Eatoni asserted a counterclaim of infringement of the ‘317 patent. The Company and Eatoni mediated and executed a Settlement Agreement on September 26, 2005. On March 29, 2007, in a final, non-appealable, confidential Arbitration Award, the Arbitrator upheld the enforceability of the Settlement Agreement, finding that it requires dismissal of the Litigation. The Company expects to execute and file a stipulated dismissal of the Litigation with the Northern District of Texas. The exact timing of the dismissal will depend upon other aspects of the Arbitrator’s decision. As part of the Settlement Agreement, the Company is also involved in discussions with Eatoni directed toward an expected joint development project.
On August 31, 2005, Morris Reese (“Reese”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the “009 Patent”). A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these consolidated financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.
By letter dated February 16, 2004, T-Mobile Deutschland GmbH (“TMO-DG”) and T-Mobile International AG (collectively, “TMO”) served RIM’s wholly-owned UK subsidiary, Research In Motion UK Limited (“RIM-UK”), with a third party notice in relation to litigation in Germany (the “Neomax Litigation”) in which the plaintiff, Neomax Co., Ltd. (“Neomax”), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax’s damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals until the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.à.r.l. (“Inpro”) in the High Court of Justice (Chancery Division, Patents Court) (the “High Court”) in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 (“the B1 Patent”), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro appealed the decision of the High Court and a hearing was held in the Court of Appeals for the Chancery Division, Patent Court on January 16 to 18, 2007. The Court of Appeals issued an order on February 7, 2007, dismissing Inpro’s appeal and upholding the lower courts ruling in favor of RIM.
By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM ‘457 and ‘694 patents, along with a declaratory judgement complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.
On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. Proceedings are currently pending.
On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. Proceedings are currently pending.
On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 24, 2007, DataQuill filed its Answer and Counterclaim to RIM’s declaratory judgment action. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the ‘297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the ‘297 patent. The ‘297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of the Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions. No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders. At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy. In addition, at this time, it is not possible to determine whether leave to commence the derivative action will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.
From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
14.	PRODUCT WARRANTY

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

The change in the Company’s accrued warranty obligations from February 28, 2004 to March 3, 2007 as well as the accrued warranty obligations as at March 3, 2007 are set forth in the following table:

Accrued warranty obligations at February 28, 2004	$9,246

Actual warranty experience during fiscal 2005	(6,133)
Fiscal 2005 warranty provision	24,732
Adjustments for changes in estimate	(13,188)

Accrued warranty obligations at February 26, 2005	14,657

Actual warranty experience during fiscal 2006	(24,669)
Fiscal 2006 warranty provision	28,180
Adjustments for changes in estimate	4,219

Accrued warranty obligations at March 4, 2006	22,387

Actual warranty experience during fiscal 2007	(38,554)
Fiscal 2007 warranty provision	49,736
Adjustments for changes in estimate	3,100

Accrued warranty obligations at March 3, 2007	$36,669

15.	GOVERNMENT ASSISTANCE

The Company has previously entered into two project development agreements with Technology Partnerships Canada (“TPC”), which provide partial funding for certain research and development projects.

Funding from TPC for the first agreement (“TPC-1”) totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to a maximum of $6,100. The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

The second agreement with TPC is for a development project (“TPC-2”) under which total contributions from TPC have been $23,300. The Company has fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution will be repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to certain annual maximum amounts through fiscal 2015, not exceeding $39,300. The Company has recorded $2,795 on account of TPC royalty repayment expense with respect to TPC-2 during fiscal 2007 (March 4, 2006 — $1,929; February 26, 2005 — $nil).

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
16.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005
		(Restated - note 4)	(Restated - note 4)
Net income for basic and diluted earnings per share available to common shareholders	$631,572	$374,656	$205,612

Weighted-average number of shares outstanding (000’s) — basic	185,353	188,914	187,653

Effect of dilutive securities: Employee stock options	5,250	7,242	10,378

Weighted-average number of shares and assumed conversions — diluted	190,603	196,156	198,031

Earnings per share — reported
Basic	$3.41	$1.98	$1.10
Diluted	$3.31	$1.91	$1.04

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
17.	COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income are shown in the following table:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005
		(Restated - note 4)	(Restated - note 4)
Net income	$631,572	$374,656	$205,612

Net change in unrealized gains (losses) on available-for-sale investments	11,839	(5,888)	(18,357)
Net change in derivative fair value during the year, net of income taxes of $7,124 (March 4, 2006 - $9,539; February 26, 2005 - $10,429)	(13,455)	18,029	8,446
Amounts reclassified to earnings during the year, net of income taxes of $4,197 (March 4, 2006 - $6,000; February 26, 2005 - $5,359)	(7,926)	(11,344)	(4,340)

Comprehensive income	$622,030	$375,453	$191,361

The components of accumulated other comprehensive loss are as follows:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005
Accumulated net unrealized losses on available-for-sale investments	$(6,394)	$(18,233)	$(12,345)
Accumulated net unrealized gains (losses) on derivative instruments	(5,122)	16,259	9,574

Total accumulated other comprehensive loss	$(11,516)	$(1,974)	$(2,771)

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
18.	SUPPLEMENTAL INFORMATION
(a) Cash flows resulting from net changes in working capital items are as follows:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005
Trade receivables	$(254,370)	$(87,528)	$(126,177)
Other receivables	(8,300)	(18,727)	(7,326)
Inventory	(121,238)	(42,034)	(49,653)
Other current assets	(16,827)	(11,876)	(1,346)
Accounts payable	47,625	11,031	32,894
Accrued liabilities	119,997	59,398	18,618
Accrued litigation and related expenses	—	(435,610)	351,218
Restricted cash	—	111,978	(75,717)
Income taxes payable	83,310	17,985	5,242
Deferred revenue	7,221	4,733	(263)

	$(142,582)	$(390,650)	$147,490

(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended
	March 3,	March 4,	February 26,
	2007	2006	2005
Interest paid during the year	$494	$483	$460
Income taxes paid during the year	$32,101	$2,449	$879

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(c)	The following items are included in the accrued liabilities balance:

	As at
	March 3,	March 4,
	2007	2006
Marketing costs	$39,186	$26,892
Warranty (note 14)	36,669	22,387
Royalties	48,344	17,683
Other	163,430	83,495

	$287,629	$150,457

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes, incentive accruals, and airtime purchase costs, none of which are greater than 5% of the current liability balance.

(d)	Additional information

Advertising expense, which includes media, agency and promotional expenses totalling $67,738 (March 4, 2006 — $32,606; February 26, 2005 — $29,208) is included in Selling, marketing and administration expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange loss of $2,045 (March 4, 2006 — loss of $2,519; February 26, 2005 — gain of $418).

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
19.	FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	March 3, 2007
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value
Cash and cash equivalents	$—	$677,144	$677,144
Available-for-sale investments	$—	$735,734	$735,734
Long-term debt	$—	$(6,613)	$(6,767)
Currency forward contracts — asset	$246,325	$5,115	$5,115
Currency forward contracts — liability	$575,406	$(12,406)	$(12,406)

	March 4, 2006
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value
Cash and cash equivalents	$—	$459,540	$459,540
Available-for-sale investments	$—	$789,862	$789,862
Long-term debt	$—	$(7,113)	$(7,322)
Currency forward contracts — asset	$300,362	$24,900	$24,900
Currency forward contracts — liability	$74,891	$(418)	$(418)
For the Company’s trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities. The fair value of investments has been estimated by using market quoted prices and interest rates. The fair value of currency forward contracts has been estimated using market quoted currency spot rates and interest rates. The fair value of long-term debt has been estimated using market quoted interest rates. The estimates presented herein are not necessarily indicative of the amounts that RIM could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2007 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 3, 2007 approximately 3% of cash and cash equivalents, 30% of trade receivables and 14% of accounts payable and accrued liabilities are denominated in foreign currencies (March 4, 2006 — 5%, 28% and 19%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments,

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedges is recognized in current period earnings. For fiscal years ending 2007, 2006 and 2005, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2007 to February 2010. As at March 3, 2007, the net unrealized loss on these forward contracts was approximately $7,834 (March 4, 2006 — net unrealized gain of $24,868; February 26, 2005 — net unrealized gain of $14,644). These amounts were included in Accumulated other comprehensive income. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In fiscal 2008, $3,598 of the net unrealized loss on the forward contracts will be reclassified to earnings.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments are in March 2007. As at March 3, 2007, an unrealized gain of $542 was recorded in respect of this amount (March 4, 2006 — unrealized loss of $386; February 26, 2005 — unrealized loss of $47). This amount was included in Selling, marketing and administration.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 3, 2007, the maximum credit exposure to a single counterparty was nil (March 4, 2006 — 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 3, 2007, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 4, 2006- no single issuer represented more than 12% of the total cash, cash equivalents and investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at March 3, 2007 is $1,824 (March 4, 2006- $1,551).

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
While the Company sells its products and services to a variety of customers, two customers comprised 23% and 13% of trade receivables as at March 3, 2007 (March 4, 2006 — three customers comprised 18%, 13% and 13%). Additionally, four customers comprised 19%, 14%, 11% and 11% of the Company’s revenue (March 4, 2006 - four customers comprised 19%, 16%, 12% and 12%; February 26, 2005 — four customers comprised 14%, 13%, 13% and 10%).

20.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the year ended
	March 3,	March 4,	February 26,
Revenue	2007	2006	2005
Canada	$222,517	$178,556	$123,853
United States	1,756,608	1,335,402	914,364
Other	1,057,978	551,887	312,230

	$3,037,103	$2,065,845	$1,350,447

Revenue
Canada	7.3%	8.6%	9.2%
United States	57.9%	64.7%	67.7%
Other	34.8%	26.7%	23.1%

	100.0%	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Years Ended March 3, 2007, March 4, 2006 and February 26, 2005
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

	For the year ended
	March 3,	March 4,	February 26,
Revenue mix	2007	2006	2005
Devices	$2,215,951	$1,439,674	$933,989
Service	560,116	383,021	235,015
Software	173,187	156,556	131,811
Other	87,849	86,594	49,632

	$3,037,103	$2,065,845	$1,350,447

	As at
	March 3,	March 4,
Capital assets, intangible assets and goodwill	2007	2006
Canada	$645,562	$398,965
United States	50,321	26,378
Other	39,810	15,925

	$735,693	$441,268
Total assets
Canada	$948,671	$747,884
United States	983,491	629,980
Other	1,156,787	936,485

	$3,088,949	$2,314,349

21.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year presentation.

Document No. 3

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 3, 2007
May 17, 2007
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended March 3, 2007. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared the MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. This MD&A provides information for the fiscal year ended March 3, 2007 and up to and including May 17, 2007.
Additional information about the Company, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
EXPLANATORY NOTE REGARDING THE RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restated Financial Statements”). The Restated Financial Statements have been prepared to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.
Background of the Review
The Company commenced a voluntary internal review (the “Review”) of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.
On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), pursuant to which the Company has been preparing its financial statements since fiscal 2004 (prior to which time the Company prepared its primary financial statements in accordance with Canadian GAAP — together with a U.S. GAAP reconciliation note following its U.S. listing in 1999), accounting errors were made in connection with the accounting for certain stock options granted since the Company’s initial public offering in 1997 (the “IPO”) and that a restatement (the “Restatement”) of the Company’s historical financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the SEC and the Ontario Securities Commission (the “OSC”) about the Review.
Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
On October 13, 2006, in accordance with applicable Canadian securities laws, the Company contacted the OSC on behalf of all Canadian securities regulators and requested that the OSC issue a management cease trade order (the “MCTO”) prohibiting trading in the Company’s securities by its senior officers, directors and other insiders (who were already subject to a Company-initiated trading blackout) as a result of the Company’s inability to file its financial statements for the second quarter of fiscal 2007. Under the terms of the MCTO, the MCTO will be automatically revoked on the second business day following the receipt by the OSC of all filings the Company is required to make pursuant to Ontario securities laws.
Scope of the Review
The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:
•	minutes of meetings of the Board of Directors and Compensation Committee;

•	contemporaneous emails and other documentation;

•	personnel files and payroll records;

•	insider trading reports; and

•	interviews with employees, officers and directors.
In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants, as described below), and therefore the impact of the determination of an appropriate measurement date was limited to the impact on the pro forma disclosures under Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (“SFAS 123”), and is not significant to either the pro forma disclosures or to the amounts recorded in the Company’s statements of operations under APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).
In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company’s master stock option tracking spreadsheets and the Company’s instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.
The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee’s conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.
Option Granting Process
Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company’s granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company’s Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, which is described below, it is also the Company’s intention to honor its commitment to issue shares when options are validly exercised by option holders.
The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company’s Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.
Co-CEO Mike Lazaridis and COOs Don Morrison and Larry Conlee also had a role in the granting of options, which in the case of the COOs was limited to their direct report employees.
Grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.
The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Grants to Existing Employees”). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.
Canadian insider reporting rules require insiders to file insider reports in all provinces in which the Company is a reporting issuer. Under the rules of the Toronto Stock Exchange, the Company was required to report all option grants made for all employees. (As a “foreign private issuer” under U.S.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
securities laws, the Company is not subject to U.S. insider reporting rules.) , A number of individuals interviewed by the Special Committee who were involved in the granting of options at the Company, including Mr. Balsillie and Mr. Kavelman, reported that at the time they had a general understanding that options could be granted at a chosen date within the period before the filing of the next insider report. Their understanding was incorrect.
The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Nature of the Errors
The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 1 to the Consolidated Financial Statements. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.
Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award’s intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. As a result of these errors, the Company has recorded additional non-cash adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
following table sets forth the impact of the additional non-cash charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

	Fiscal Year
									Cumulative
									to fiscal
(US dollars in millions) Expense/(recovery)	Total	2006	2005	2004	2003	2002	2001	2000	1999 (1)
Variable accounting relating to “net settlement” feature	$223.3	$0.5	$1.1	$3.6	$11.3	$(46.5)	$(317.1)	$551.2	$19.2

Share-based awards granted prior to the Stock Option Plan	9.2	—	—	—	—	—	0.2	0.5	8.5

Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	—	—	—	—

Payroll taxes	5.0	2.1	2.1	0.8	—	—	—	—	—

Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7

Tax impact of restatement	5.7	2.9	2.8	—	—	—	—	—	—

After-tax impact on net income (2)	$248.2	$7.4	$7.8	$5.5	$11.5	$(46.5)	$(316.9)	$551.7	$27.7

Cumulative impact on retained earnings (deficit)	$248.2	$248.2	$240.8	$233.0	$227.5	$216.0	$262.5	$579.4	$27.7

Selected share price data (see discussion on variable accounting below (3))
Average share price in fiscal year
TSX						$19.18	$53.85	$26.01
NASDAQ						$12.37	$36.30	$17.35
Closing share price (4)
TSX						$18.81	$29.50	$101.00
NASDAQ						$11.94	$19.34	$67.62
Note 1:
The annual charge to Net Income is as follows: $0.7 million in Fiscal 1997, $9.7 million in Fiscal 1998 and $17.3 million in Fiscal 1999.
Note 2:
Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.
Note 3:
The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.
Note 4:
The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.
(1) Variable Accounting for the “Net Settlement” Feature
Under a “net settlement” feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Prior to 2004, there were no accounting implications relating to this feature under Canadian GAAP, which the Company used as its primary GAAP at that time. However, under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was entitled to receive under the “net settlement” feature was not fixed. Variable plan accounting for these options ceased on February 27, 2002 with the elimination of the “net settlement” feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
related options. The variable plan accounting non-cash compensation expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.
(2) Share-Based Awards Granted Prior to the Stock Option Plan
Prior to the IPO and the Company’s adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the “Pre-IPO Plans”). The terms of both awards provided that employees could “put” the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company’s IPO as they were then subject to the “net settlement” feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.
(3) Misapplication of the Determination of an Appropriate Accounting Measurement Date
As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company’s restated pro forma stock-based compensation disclosures under SFAS 123, as set out in the notes to the Consolidated Financial Statements.
Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company’s actions and determinations includes the actions and determinations of the Special Committee.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company’s plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.
The Company has determined that for the majority of option grants, sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:
New Hire Grants:
•	Grants to new hires
Grants to Existing Employees:
•	Grants to the co-CEOs;

•	Grants on promotion;

•	Group grants;

•	Periodic grants;

•	Option repricing; and

•	Options granted with administrative delays and errors.
New Hire Grants
Grants to New Hires
•	Grants made before employment commences — From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.

•	Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified — The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.

•	Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date - The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company’s shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee’s start date. In many instances, the options were priced using the closing price on the respective employee’s start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee’s start date.
Grants to Existing Employees
Grants to the co-CEOs
•	From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of 400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all of the co-CEO awards measured on the date of final approval is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.
Grants on Promotion
•	Grant dates established prior to approval dates - During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of 21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.
Group Grants
•	A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants involving grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.
Periodic Grants
•	Periodic grants with look-back pricing — In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and 14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
•	Periodic grants with look-forward pricing - In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and identified six grants involving options to acquire a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.
Option Repricing
•	Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002. The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the “net settlement” feature, as described above.
Taxes
The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions for stock option expenses in excess of the related compensation expense booked in the statement of operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders’ equity.
The Company has determined that as a result of certain stock option grants with measurement dates issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Impact of the Errors
The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of options granted to more senior employees, such employees received a greater individual benefit from the Company’s option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from option grants with incorrect measurement dates.
Certain of the Company’s outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.
Actions Taken as a Result of the Review
The Board of Directors, based on the recommendations of the Special Committee, has implemented the following measures in response to the findings of the Special Committee:
Benefits from Option Grants
All directors and all C-level officers have agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to re-price unexercised options that were incorrectly priced. All vice-presidents of the Company will be asked to agree to similar treatment for their options that have dating issues, where these options were granted after the employee’s commencement of employment and in the employee’s capacity as vice-president. For exercised options, the gain will be recovered through a cash payment made by the respective director or officer, together with interest. No options that are to be re-priced will be permitted to be exercised prior to re-pricing.
Set out below is a table supplementing the prior executive compensation disclosure for the periods from fiscal 1998 to fiscal 2006 for the executive officers of the Company who were listed as the “Named Executive Officers” in the Company’s last information circular. (Note that the table below only includes disclosure for a particular executive officer in a particular year to the extent such officer received in such year options that require restitution by the particular officer).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

			Number of	Original		Revised Option
			Securities	Option	Revised	Price in Excess
		Aggregate Annual	Under Option	Exercise	Option	of Original	Reimbursement of Benefits
Named Executive	Fiscal	Compensation[1,2]	Granted	Price[2]	Price[2,3]	Option Price[2]	Received[2,4]
Officer	Year	$	#	$	$	$	$
								Amount to be
								Recovered by an
							Amount to be	increase in the
							Repaid in Cash	Exercise Price
							$	$
Michael Lazaridis	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	124,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,519	200,000	3.91	5.1	1.19	238,000

James L. Balsillie	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	224,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,531	200,000	3.91	5.1	1.19	238,000

Larry Conlee	2004	294,880	100,000	8.33	8.65	0.32	12,800	19,200
	2003	374,612	100,000	7.12	7.66	0.54		54,000
	2002	282,973	100,000	7.59	8.6	1.01	80,800	20,200
	2001	30,995	200,000	23.91	30.45	6.54	1,308,000
			100,000	23.91	29.43	5.52	552,000

Donald Morrison	2003	224,595	100,000	7.12	7.66	0.54		54,000
	2002	192,072	100,000	7.59	8.6	1.01	80,800	20,200
	2001	102,816	500,000	23.84	28.46	4.62	2,055,900	254,100

Dennis Kavelman	2004	198,180	100,000	8.33	8.65	0.32	12,800	19,200
			100,000	37.51	40.72	3.21		321,000
	2003	173,259	40,000	10.19	11.94	1.75	35,000	35,000
			40,000	10.19	11.04	0.85		34,000
			40,000	7.12	7.66	0.54		21,600
	2001	117,127	80,000	30.12	45.98	15.86		1,268,800
	2000	92,135	40,000	3.91	5.1	1.19	47,600

[1]	The Aggregate Annual Compensations reflects the aggregate of the compensation received by the individual for the year as set out in the Compensation Table in the Company’s proxy circular.

[2]	Dollar amounts set out in this table are in U.S. dollars The Aggregate Annual Compensation and all stock option exercise prices included in the table above are denominated in Canadian dollars and have been converted from Canadian dollars to U.S. dollars at the average annual historical exchange rates.

[3]	The Revised Option Price presented in the table above has been determined by the Special Committee of the Board of Directors and represents the fair market value of the shares on the TSX on the day immediately prior to the date on which the number of options the recipient was to receive was known and approved. With respect to the Fiscal 2001 option grants to Don Morrison and Larry Conlee, which were made in connection with Messrs. Morrison and Conlee agreeing to join the Company, the Special Committee of the Board of Directors determined the Revised Option Price based on the value of the shares on the TSX on the day immediately prior to the date that the terms of the grant were agreed to between the Company and, respectively, Messrs. Morrison and Conlee. Because these dates are not always the same as the accounting measurement dates, these values do not always equal the values used for accounting purposes under U.S. GAAP.

[4]	The Aggregate Reimbursement of Benefits Received by the external directors is approximately $0.2 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
     Changes to the Company’s Stock Option Granting Practices
In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee and the newly formed Oversight Committee of the Board are reviewing the interim option granting process in light of evolving best practices and will recommend to the Board any changes required as a result of this review.
     Changes to the Company’s Board of Directors, Board Committees and Organizational Structure
The Company grew dramatically during the period covered by the Review, and the Special Committee provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company’s business.
In accordance with the Special Committee’s recommendations and other considerations, the Board has established a new Oversight Committee and implemented changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles:
•	A new Oversight Committee of the Board has been established whose mandate includes providing oversight into areas typically under the responsibility of management. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and Oversight Committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period. The Oversight Committee is comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore, each an independent director of the Company.

•	Consistent with current best practices in corporate governance, the roles of Chairman and CEO have been separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie has retained his leadership roles as Co-CEO and Director.

•	Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson’s responsibilities in that position include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board meetings, (c) leading meetings of the external directors, (d) serving as a liaison between the external directors and the chief executive officers, and (e) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
•	Mr. Cork and Dr. Wright, who were members of the Company’s Compensation Committee, advised the Board that they would not stand for re-election at the upcoming annual general meeting of the Company and tendered their resignations from all committees of the Board. They have each been appointed to the honorary position of Director Emeritus of the Board in recognition of their substantial contributions to the Company over many years.

•	The Board size was increased from seven to nine. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of Loblaw Companies Limited) were appointed to the Board as directors. Ms. Stymiest has joined the Audit Committee, the Nominating Committee and the Oversight Committee, and Mr. Wetmore has joined those committees and the Compensation Committee. A candidate selection process is underway to identify two other new independent directors for election to the Board to replace Mr. Cork and Dr. Wright. The Audit Committee is being chaired by Ms. Stymiest, who the Board has determined is an audit committee financial expert, as defined under applicable securities laws.

•	The Nominating Committee of the Board was reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee will review the board slate prior to its submission to shareholders for the next annual meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board at its first meeting following the Company’s next annual meeting.

•	Dennis Kavelman moved from his position as Chief Financial Officer of the Company to become the Company’s Chief Operating Officer — Administration and Operations.

•	Brian Bidulka was appointed as the Company’s Chief Accounting Officer and is the Company’s senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company’s stock option program, is also now responsible for administering the Company’s stock option program on an interim basis.

•	The Company is also enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.

•	Certain other changes in the roles and responsibilities of less senior members of RIM’s finance group were also made.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
•	The Company is in the process of establishing an internal audit department, the head of which will report directly to the Audit Committee.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.
Regulatory Matters and Litigation
The Company is continuing to cooperate with the SEC, the OSC and the USAO and has reported to them on the results of the Review. At this time, the Company cannot predict what, if any, action may result.
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007, RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregard, the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions.
Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical option grant practices. The

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Company does not intend to issue any press releases describing the filing of any such additional lawsuits, except as required by law.
Canadian GAAP Considerations
Prior to fiscal 2004, Canadian GAAP did not generally require accounting for stock-option based compensation arrangements with employees as an expense. For fiscal years 2004 and 2005 (the last year the Company reported under Canadian GAAP), the Company applied fair value accounting for stock options granted or modified in those years as required by new accounting rules introduced under Canadian GAAP. The Company has determined that the accounting impact of the errors in the determination of measurement dates in 2004 and 2005 do not result in a material adjustment to the Canadian GAAP financial statements and, therefore, the Company does not intend to restate its previously filed Canadian GAAP financial statements.
Restatement of Financial Statements
The following tables set forth the effects of the restatement on the Company’s consolidated statements of operations for the fiscal years ended March 4, 2006 and February 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the fiscal years ended March 4, 2006 and February 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Consolidated Statements of Operations

	For the Year Ended March 4, 2006			For the Year Ended February 26, 2005
	As Previously	Restatement		As Previously	Restatement
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated
	(United States dollars, in thousands, except for per share amounts)
Revenue	$2,065,845	$—	$2,065,845	$1,350,447	$—	$1,350,447
Cost of sales	925,215	383	925,598	635,914	396	636,310

Gross margin	1,140,630	(383)	1,140,247	714,533	(396)	714,137

Expenses
Research and development	157,629	1,258	158,887	101,180	1,485	102,665
Selling, marketing and administration	311,420	2,897	314,317	190,730	3,108	193,838
Amortization	49,951	—	49,951	35,941	—	35,941
Litigation	201,791	—	201,791	352,628	—	352,628

	720,791	4,155	724,946	680,479	4,593	685,072

Income from operations	419,839	(4,538)	415,301	34,054	(4,989)	29,065
Investment income	66,218	—	66,218	37,107	—	37,107

Income before income taxes	486,057	(4,538)	481,519	71,161	(4,989)	66,172

Provision for (recovery of) income taxes
Current	14,515	—	14,515	1,425	—	1,425
Deferred	89,464	2,884	92,348	(143,651)	2,786	(140,865)

	103,979	2,884	106,863	(142,226)	2,786	(139,440)

Net income	$382,078	$(7,422)	$374,656	$213,387	$(7,775)	$205,612

Earnings per share
Basic	$2.02	$(0.04)	$1.98	$1.14	$(0.04)	$1.10

Diluted	$1.96	$(0.05)	$1.91	$1.09	$(0.05)	$1.04

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Balance Sheet

	As at March 4, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated
	(United States dollars, in thousands)
Assets
Current
Cash and cash equivalents	$459,540	$—	$459,540
Short-term investments	175,553	—	175,553
Trade receivables	315,278	—	315,278
Other receivables	31,861	—	31,861
Inventory	134,523	—	134,523
Other current assets	45,453	—	45,453
Deferred income tax asset	94,789	1,775	96,564

	1,256,997	1,775	1,258,772
Investments	614,309	—	614,309
Capital assets	326,313	—	326,313
Intangible assets	85,929	—	85,929
Goodwill	29,026	—	29,026

	$2,312,574	$1,775	$2,314,349

Liabilities
Current
Accounts payable	$94,954	$—	$94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	—	17,584
Deferred revenue	20,968	—	20,968
Current portion of long-term debt	262	—	262

	279,098	5,127	284,225
Long-term debt	6,851	—	6,851
Deferred income tax liability	27,858	—	27,858

	313,807	5,127	318,934

Shareholders’ Equity
Capital stock	1,852,554	216,315	2,068,869
Retained earnings (deficit)	148,028	(248,202)	(100,174)
Paid-in capital	159	28,535	28,694
Accumulated other comprehensive income (loss)	(1,974)	—	(1,974)

	1,998,767	(3,352)	1,995,415

	$2,312,574	$1,775	$2,314,349

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Cash flows from operating activities

	For the Year Ended March 4, 2006			For the Year Ended February 26, 2005
	As Previously	Restatement		As Previously	Restatement
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated
Net income	$382,078	$(7,422)	$374,656	$213,387	$(7,775)	$205,612

Items not requiring an outlay of cash:

Amortization	85,873	—	85,873	66,760	—	66,760
Deferred income taxes	77,938	(784)	77,154	(143,651)	(991)	(144,642)
Share-based payment	159	2,392	2,551	—	2,899	2,899
Other	507	—	507	(137)	—	(137)
Net changes in working capital items	(396,464)	5,814	(390,650)	141,623	5,867	147,490

	$150,091	$—	$150,091	$277,982	$—	$277,982

Special Note Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	risks related to RIM’s internal review of its stock option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters;

•	RIM’s ability to enhance current products and develop new products;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the continued quality and reliability of RIM’s products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	risks associated with RIM’s expanding foreign operations;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	risks associated with short product life cycles;

•	government regulation of wireless spectrum and radio frequencies;

•	restrictions on import of RIM’s products in certain countries due to encryption of the products;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s products, services and embedded technologies are used by thousands of organizations around the world and include the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
BlackBerry® wireless platform, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push”-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. Except as noted below, there have been no changes to the Company’s critical accounting policies and estimates from those disclosed as at March 4, 2006.
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
     Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).
Provisions are made at the time of sale for warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company’s accrual with respect to such product returns is not significant.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
     Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to “Sources of Revenue” for more information on the calculation of the number of subscriber accounts.
     Software
Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
     Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.
     Multiple-Element Arrangements
The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
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

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s financial position and payment experience), RIM records a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of trade receivables could be further adjusted.
Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
Valuation of long-lived assets, intangible assets and goodwill
The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company’s projected number of units to be sold during the terms of the license agreements. See “Results of Operations — Amortization”. Unforeseen events, changes in circumstances and market conditions, and material differences in the value of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company’s assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.
Patents include all costs necessary to acquire intellectual property such as patents and trademarks as well as legal costs arising out of any litigation relating to the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.
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
Litigation
As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP, Inc. (“NTP”) alleging that the Company infringed on eight of NTP’s patents (See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements).
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
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Change in Estimate During Fiscal 2007
During fiscal 2007, RIM increased its estimated warranty accrued liability by $3.1 million, or 0.1% of consolidated revenue, as a result of a net increase in the current and expected future return (for warranty repair) rates for certain of its devices product lines.
Earnings Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at March 3, 2007, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $3.6 million.
Investments
The Company’s investments are classified as available-for-sale under SFAS 115 and are carried at fair value. Changes in fair values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.
The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other—than-temporary, an appropriate write-down would be recorded.
Income taxes
In accordance with SFAS 109, Accounting for Income Taxes, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.
If RIM determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.
Share-Based Payment
The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.
Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R). Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the requisite service period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123. The Company is using the modified prospective transition (“MPT”) method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company’s net income for the year ended March 3, 2007 included stock-based compensation of $18.8 million, or $0.10 per share basic and diluted. (See also note 12(b) to the Consolidated Financial Statements).
Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.
In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.
In connection with the Review and the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants. Information regarding the Restatement is set forth above under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.
At the Company’s Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit (“RSU”) Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense, based on the fair value of the Company’s shares at the date of the grant, will be recognized upon issuance of RSUs over the RSU vesting period.
Common Shares Outstanding
On May 10, 2007, there were 185.9 million voting common shares, 6.4 million options to purchase voting common shares and no Restricted Share Units outstanding.
Summary Results of Operations — Fiscal 2007 Compared to Fiscal 2006, and Fiscal 2005
The following table sets forth certain consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as consolidated balance sheet data, which is expressed in thousands of dollars, as at March 3, 2007, March 4, 2006 and February 26, 2005:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	As at and for the Fiscal Year Ended
		March 4, 2006	Change	February 26, 2005	Change
	March 3, 2007	(as restated) (1)	2007/2006	(as restated) (1)	2006/2005
	(in thousands, except for per share amounts)
Revenue	$3,037,103	$2,065,845	$971,258	$1,350,447	$715,398
Cost of sales	1,379,301	925,598	453,703	636,310	289,288

Gross margin	1,657,802	1,140,247	517,555	714,137	426,110

Expenses
Research and development	236,173	158,887	77,286	102,665	56,222
Selling, marketing and administration	537,922	314,317	223,605	193,838	120,479
Amortization	76,879	49,951	26,928	35,941	14,010

Sub-total	850,974	523,155	327,819	332,444	190,711

Litigation (2)	—	201,791	(201,791)	352,628	(150,837)

	850,974	724,946	126,028	685,072	39,874

Income from operations	806,828	415,301	391,527	29,065	386,236
Investment income	52,117	66,218	(14,101)	37,107	29,111

Income before income taxes	858,945	481,519	377,426	66,172	415,347
Provision for (recovery of) income taxes (3)	227,373	106,863	120,510	(139,440)	246,303

Net income	$631,572	$374,656	$256,916	$205,612	$169,044

Earnings per share
Basic	$3.41	$1.98	$1.43	$1.10	$0.88

Diluted	$3.31	$1.91	$1.40	$1.04	$0.87

Weighted-average number of shares outstanding (000’s)
Basic	185,353	188,914		187,653
Diluted	190,603	196,156		198,031

Total assets	$3,088,949	$2,314,349	$774,600	$2,621,985	$(307,636)
Total liabilities	$605,449	$318,934	$286,515	$640,181	$(321,247)
Total long-term liabilities	$58,874	$34,709	$24,165	$6,504	$28,205
Shareholders’ equity	$2,483,500	$1,995,415	$488,085	$1,981,804	$13,611
Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended
		March 4, 2006	Change	February 26, 2005	Change
	March 3, 2007	(as restated) (1)	2007/2006	(as restated) (1)	2006/2005
Revenue	100.0%	100.0%	0.0%	100.0%	0.0%
Cost of sales	45.4%	44.8%	0.6%	47.1%	(2.3%)

Gross margin	54.6%	55.2%	(0.6%)	52.9%	2.3%

Expenses
Research and development	7.8%	7.7%	0.1%	7.6%	0.1%
Selling, marketing and administration	17.7%	15.2%	2.5%	14.4%	0.8%
Amortization	2.5%	2.4%	0.1%	2.7%	(0.3%)

Sub-total	28.0%	25.3%	2.7%	24.7%	0.6%

Litigation (2)	0.0%	9.8%	(9.8%)	26.1%	(16.3%)

	28.0%	35.1%	(7.1%)	50.8%	(15.7%)

Income from operations	26.6%	20.1%	6.5%	2.1%	18.0%
Investment income	1.7%	3.2%	(1.5%)	2.7%	0.5%

Income before income taxes	28.3%	23.3%	5.0%	4.8%	18.5%

Provision for (recovery of) income taxes (3)	7.5%	5.2%	2.3%	(10.3%)	15.5%

Net income	20.8%	18.1%	2.7%	15.1%	3.0%

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.
As more fully disclosed under “Explanatory Note Regarding Restatement of Previously Issued Financial Statements”, the Company has determined that the cumulative, non-cash stock-based compensation expense for options granted between 1999 and 2006 was approximately $248.2 million up to the end of fiscal 2006. The restatement adjustments decreased the previously reported preliminary diluted net income per share for fiscal 2007 and previously reported diluted net income per share for fiscal 2006 and 2005 by $0.02, $0.05 and $0.05 for the periods ended March 3, 2007, March 4, 2006, and February 26, 2005, respectively. The restatement adjustments did not have any impact on gross margin percentage for the periods indicated. The restatement adjustments increased the percentage of revenue impact on research and development by 0.1%, 0.1% and 0.1%, and the impact on selling, marketing and administration expense by 0.1%, 0.1% and 0.3% for the same periods noted above.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Executive Summary
Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006. The number of BlackBerry devices sold increased by 2.4 million units, or 58.6%, to approximately 6.4 million units in fiscal 2007, compared to approximately 4.0 million units in fiscal 2006. Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, reflecting the higher number of devices sold, partially offset by a 2.7% decrease in ASP. Service revenue increased by $177.1 million, or 46.2%, to $560.1 million, reflecting the Company’s increase in BlackBerry subscriber accounts during the period. Software revenue increased by $16.6 million, or 10.6%, to $173.2 million in fiscal 2007.
The Company’s net income increased by $256.9 million to $631.6 million, or $3.41 basic earnings per share (“basic EPS”) and $3.31 diluted earnings per share (“diluted EPS”), in fiscal 2007, compared to net income of $374.7 million, or $1.98 basic EPS and $1.91 diluted EPS, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 primarily reflects an increase in gross margin in the amount of $517.6 million, which was partially offset by an increase of $300.9 million in the Company’s research and development expenses and sales and marketing programs. Fiscal 2006 operating results also included a litigation accrual in the amount of $201.8 million relating to the NTP matter (see “Results of Operations-Litigation” and note 13(b) to the Consolidated Financial Statements). Fiscal 2007 net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.10 diluted EPS.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Selected Quarterly Financial Data
The following tables set forth RIM’s restated unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 3, 2007. The first table presents the information as previously reported for the four quarters in fiscal 2006 and the first quarter of fiscal 2007. The second table presents the adjustments relating to the Restatement as it applies to these quarters. The third table presents the information reflecting the Restatement on those quarters. The information has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Fiscal Year 2007				Fiscal Year 2006
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

					(as previously reported) (1)
	(in thousands, except per share data)

Revenue	$930,393	$835,053	$658,541	$613,116	$561,219	$560,596	$490,082	$453,948
Gross margin	$497,358	$452,631	$370,085	$337,847	$308,653	$312,745	$269,015	$250,217

Research and development, Selling, marketing and administration, and Amortization	256,454	228,087	190,582	174,844	151,494	138,329	121,489	107,688
Litigation (2)	—	—	—	—	162,500	26,176	6,640	6,475
Investment income	(14,794)	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)	(13,816)

Income before income taxes	255,698	237,210	192,109	175,054	13,878	165,723	156,586	149,870

Provision for (recovery of) income taxes (3)	68,314	62,018	51,957	45,281	(4,476)	45,574	45,531	17,350

Net income	$187,384	$175,192	$140,152	$129,773	$18,354	$120,149	$111,055	$132,520

Earnings per share
Basic	$1.01	$0.95	$0.76	$0.70	$0.10	$0.63	$0.58	$0.70

Diluted	$0.98	$0.92	$0.74	$0.68	$0.10	$0.61	$0.56	$0.67

Research and development	$67,321	$61,184	$55,846	$51,518	$43,851	$41,567	$37,677	$34,534
Selling, marketing and administration	167,112	146,569	116,283	107,255	92,321	83,965	72,263	62,871
Amortization	22,021	20,334	18,453	16,071	15,322	12,797	11,549	10,283

	$256,454	$228,087	$190,582	$174,844	$151,494	$138,329	$121,489	$107,688

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Fiscal Year 2007				Fiscal Year 2006
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

					(restatement) (1)
	(in thousands, except per share data)

Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Gross margin	$—	$—	$—	$(119)	$(142)	$(76)	$(61)	$(104)

Research and development, Selling, marketing and administration, and Amortization	—	—	—	1,007	1,497	781	779	1,098
Litigation (2)	—	—	—	—	—	—	—	—
Investment income	—	—	—	—	—	—	—	—

Income before income taxes	—	—	—	(1,126)	(1,639)	(857)	(840)	(1,202)

Provision for (recovery of) income taxes (3)	—	—	—	(197)	1,120	485	928	351

Impact on Net income	$—	$—	$—	$(929)	$(2,759)	$(1,342)	$(1,768)	$(1,553)

Impact on Earnings per share
Basic	$—	$—	$—	$(0.01)	$(0.02)	$—	$(0.01)	$(0.01)

Diluted	$—	$—	$—	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)

Research and development	$—	$—	$—	$304	$471	$232	$212	$343
Selling, marketing and administration	—	—	—	703	1,026	549	567	755
Amortization	—	—	—	—	—	—	—	—

	$—	$—	$—	$1,007	$1,497	$781	$779	$1,098

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Fiscal Year 2007				Fiscal Year 2006
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

				(as restated) (1)
	(in thousands, except per share data)

Revenue	$930,393	$835,053	$658,541	$613,116	$561,219	$560,596	$490,082	$453,948
Gross margin	$497,358	$452,631	$370,085	$337,728	$308,511	$312,669	$268,954	$250,113

Research and development, Selling, marketing and administration, and Amortization	256,454	228,087	190,582	175,851	152,991	139,110	122,268	108,786
Litigation (2)	—	—	—	—	162,500	26,176	6,640	6,475
Investment income	(14,794)	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)	(13,816)

Income before income taxes	255,698	237,210	192,109	173,928	12,239	164,866	155,746	148,668

Provision for (recovery of) income taxes (3)	68,314	62,018	51,957	45,084	(3,356)	46,059	46,459	17,701

Net income	$187,384	$175,192	$140,152	$128,844	$15,595	$118,807	$109,287	$130,967

Earnings per share
Basic	$1.01	$0.95	$0.76	$0.69	$0.08	$0.63	$0.57	$0.69

Diluted	$0.98	$0.92	$0.74	$0.67	$0.08	$0.60	$0.55	$0.66

Research and development	$67,321	$61,184	$55,846	$51,822	$44,322	$41,799	$37,889	$34,877
Selling, marketing and administration	167,112	146,569	116,283	107,958	93,347	84,514	72,830	63,626
Amortization	22,021	20,334	18,453	16,071	15,322	12,797	11,549	10,283

	$256,454	$228,087	$190,582	$175,851	$152,991	$139,110	$122,268	$108,786

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Results of Operations
Fiscal year ended March 3, 2007 compared to the fiscal year ended March 4, 2006
The fiscal year ended March 3, 2007 comprised 52 weeks compared to the 53 weeks for the fiscal year ended March 4, 2006. The consolidated statement of operations information below for the fiscal year ended March 4, 2006 has been restated. See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.
Revenue
Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Fiscal 2007		Fiscal 2006		2007/2006

Number of devices sold	6,414,000		4,043,000		2,371,000	58.6%

ASP	$346		$356		$(10)	(2.7%)

Revenues
Devices	$2,215,951	73.0%	$1,439,674	69.7%	$776,277	53.9%
Service	560,116	18.4%	383,021	18.5%	177,095	46.2%
Software	173,187	5.7%	156,556	7.6%	16,631	10.6%
Other	87,849	2.9%	86,594	4.2%	1,255	1.4%

	$3,037,103	100.0%	$2,065,845	100.0%	$971,258	47.0%

Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, or 73.0% of consolidated revenue in fiscal 2007 compared to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006. This increase in device revenue over the prior year’s period is primarily attributable to a volume increase of 2.4 million devices, or 58.6%, to approximately 6.4 million devices sold in fiscal 2007 compared to approximately 4.0 million devices sold in fiscal 2006, partially offset by a decrease of $10, or 2.7%, in ASP to $346 in the current fiscal period from $356 in fiscal 2006. This decrease of $10 in ASP is due primarily to a change in BlackBerry device mix in fiscal 2007. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to continue to decline year over year. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $64 million, based on the Company’s volume of handhelds shipped in fiscal 2007.
Service revenue increased by $177.1 million, or 46.2%, to $560.1 million and comprised 18.4% of consolidated revenue in fiscal 2007 compared to $383.0 million, or 18.5% of consolidated revenue, in fiscal

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
2006. BlackBerry subscriber account additions were approximately net 3.1 million for fiscal 2007 compared to approximately net 2.3 million for the comparable period last year. The total base of BlackBerry subscriber accounts at the end of fiscal 2007 was approximately 8 million.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $16.6 million, or 10.6%, to $173.2 million in fiscal 2007 from $156.6 million in fiscal 2006, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.
Other revenue, which includes accessories, non-warranty repairs and NRE, increased marginally by $1.2 million to $87.8 million in fiscal 2007 compared to $86.6 million in fiscal 2006.
Gross Margin
Gross margin increased by $517.6 million, or 45.4%, to $1.66 billion, or 54.6% of revenue, in fiscal 2007, compared to $1.14 billion, or 55.2% of revenue, in the previous fiscal year. The net decrease of 0.6% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 73.0% of the total revenue mix for fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. Gross margin percentage for devices are generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2007 compared to fiscal 2006.

	Fiscal Year Ended
			March 4, 2006
	March 3, 2007		(as restated)
	$	% of Revenue	$	% of Revenue

Revenue	$3,037,103		$2,065,845

Research and development	$236,173	7.8%	$158,887	7.7%
Selling, marketing and administration	537,922	17.7%	314,317	15.2%
Amortization	76,879	2.5%	49,951	2.4%

	$850,974	28.0%	$523,155	25.3%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Research and Development
Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.
Research and development expenditures increased by $77.3 million to $236.2 million, or 7.8% of revenue, for fiscal 2007 compared to $158.9 million, or 7.7% of revenue, in fiscal 2006. The majority of the increases during fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.
Selling, marketing and administrative expenses increased by $223.6 million to $537.9 million, or 17.7% of revenue, during the current fiscal year compared to $314.3 million or 15.2% of revenue, for the comparable period in fiscal 2006. The net increase of $223.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $26.9 million to $76.9 million for fiscal 2007 compared to $50.0 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first three quarters of fiscal 2007 and fiscal 2006.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $29.9 million in fiscal 2007 compared to $18.5 million in fiscal 2006 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2007 reflects the impact of a full year’s amortization expense with respect to these capital asset expenditures incurred during fiscal 2006 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2007. See also note 7 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $19.6 million in fiscal 2007 compared to $17.5 million in fiscal 2006.
Total amortization expense with respect to Intangible assets was $32.9 million in fiscal 2007 compared to $23.2 million in fiscal 2006. See also notes 1(l) and 8 to the Consolidated Financial Statements and “Critical Accounting Policies and Estimates — Valuation of long-lived assets, intangible assets and goodwill”.
Litigation
As more fully disclosed in the Consolidated Financial Statements and notes for the fiscal years ended March 3, 2007, March 4, 2006 and February 26, 2005, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP’s patents (See note 13(b) to the Consolidated Financial Statements).
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
The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company’s products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry related business. The resolution permits the Company and its partners to sell the Company’s products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company’s products or services, (including BlackBerry Connect and Built-In technologies), or in relation to third party products and services, to the extent they are used in connection with the Company’s products and services.
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

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Investment Income
Investment income decreased by $14.1 million to $52.1 million in fiscal 2007 from $66.2 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company’s Common Share Repurchase Program at an aggregate cost of $595.1 million, offset in part by improved interest rate yields.
Income Taxes
For fiscal 2007, the Company’s income tax expense was $227.4 million resulting in an effective tax rate of 26.5% compared to an income tax expense of $106.9 million or a 22.2% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the “flow-through” method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, which is also applicable to the Company.
Net Income
The Company’s net income increased by $256.9 million to $631.6 million, or $3.41 per share basic and $3.31 per share diluted, in fiscal 2007 compared to net income of $374.7 million, or $1.98 per share basic and $1.91 per share diluted, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 reflects primarily an increase in gross margin in the amount of $517.6 million, which was offset by an increase of $300.9 million in the Company’s research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in fiscal 2007 in connection with the Review, the Restatement and related matters.
Results for the fiscal year ended March 3, 2007 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.10 diluted EPS.
The weighted average number of shares outstanding was 185.4 million common shares for basic EPS and 190.6 million common shares for diluted EPS for the year ended March 3, 2007, compared to 188.9 million common shares for basic EPS and 196.2 million common shares for diluted EPS for the comparable period last year.
The income tax benefit of the stock-based compensation adjustments in fiscal 2006 and 2005, which amounted to $3.6 million and $3.8 million respectively, was originally recorded by the Company in the fourth quarter of fiscal 2005 and each of the four quarters in fiscal 2006 and are discussed above under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Results of Operations
Fiscal year ended March 4, 2006 compared to the fiscal year ended February 26, 2005
The fiscal year ended March 4, 2006 comprised 53 weeks compared to 52 weeks for the fiscal year ended February 26, 2005. The consolidated statements of operations information below for the fiscal years ended March 4, 2006 and February 26, 2005 has been restated. See “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.
Revenue
Revenue for fiscal 2006 was $2.07 billion, an increase of $715.4 million, or 53.0%, from $1.35 billion for fiscal 2005.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Fiscal 2006		Fiscal 2005		2006/2005

Number of devices sold	4,043,000		2,444,000		1,599,000	65.4%

ASP	$356		$382		$(26)	(6.8%)

Revenues

Devices	$1,439,674	69.7%	$933,989	69.2%	$505,685	54.1%
Service	383,021	18.5%	235,015	17.4%	148,006	63.0%
Software	156,556	7.6%	131,811	9.8%	24,745	18.8%
Other	86,594	4.2%	49,632	3.6%	36,962	74.5%

	$2,065,845	100.0%	$1,350,447	100.0%	$715,398	53.0%

Device revenue increased by $505.7 million, or 54.1%, to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006 compared to $934.0 million, or 69.2% of consolidated revenue in fiscal 2005. This increase in device revenue over the prior fiscal year was primarily attributable to a volume increase of 65.4%, or 1.60 million units, to approximately 4.04 million units from approximately 2.44 million units in the prior year, partially offset by a decrease in ASP. The Company launched a number of new products in fiscal 2006 and had devices operating on the GPRS, iDEN, EDGE, CDMA and Ev-DO wireless networks and expanded its customer base of carrier customers, which accounted for the volume growth. ASP decreased 6.8%, or $26, in fiscal 2006 to $356 from $382 in fiscal 2005, primarily as a result of overall device mix.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The Company believes revenue and subscriber account additions were adversely affected in the latter part of fiscal 2006 as a result of certain customers delaying purchases due to the uncertainty created by the NTP litigation.
Service revenue increased $148.0 million, or 63.0%, to $383.0 million and comprised 18.5% of consolidated revenue in fiscal 2006 compared to $235.0 million, or 17.4% of consolidated revenue, in fiscal 2005. This also reflects the impact of the 53 week fiscal year in fiscal 2006 compared to the 52 week year in fiscal 2005. BlackBerry subscriber account base additions were approximately 2.3 million in fiscal 2006, or a 93.1% increase on the total subscriber base, compared to approximately 1.44 million subscriber additions in fiscal 2005. The total base of BlackBerry subscriber accounts at the end of fiscal 2006 was approximately 4.9 million.
Software revenue increased $24.7 million to $156.6 million in fiscal 2006 from $131.8 million in fiscal 2005, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.
Other revenue increased by $37.0 million, or 74.5%, to $86.6 million in fiscal 2006, compared to $49.6 million in fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair and accessories revenue.
Gross Margin
Gross margin increased by $426.1 million, or 59.7%, to $1.14 billion, or 55.2% of revenue, in fiscal 2006, compared to $714.1 million, or 52.9% of revenue, in the previous fiscal year. The net improvement of 2.3% in consolidated gross margin percentage was primarily due to the following factors:
•	Favorable changes in BlackBerry device product mix;

•	A decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations as well as certain raw material cost reductions relating to the leverage of its supply chain;

•	Improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in the BlackBerry subscriber account base;

•	Reductions in unit warranty rates and net warranty expense (see “Critical Accounting Policies and Estimates — Warranty” and note 14 to the Consolidated Financial Statements);

•	A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations; and

•	An increase in non-warranty repair revenues.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2006 compared to fiscal 2005.

	Fiscal Year Ended
	March 4, 2006		February 26, 2005
	(as previously reported)
	$	% of Revenue	$	% of Revenue

Revenue	$2,065,845		$1,350,447

Research and development	$157,629	7.6%	$101,180	7.5%
Selling, marketing and administration	311,420	15.1%	190,730	14.1%
Amortization	49,951	2.4%	35,941	2.7%

	$519,000	25.1%	$327,851	24.3%

	Fiscal Year Ended
	March 4, 2006		February 26, 2005
	(restatement)
	$	% of Revenue	$	% of Revenue

Revenue	$—		$—

Research and development	$1,258	0.1%	$1,485	0.1%
Selling, marketing and administration	2,897	0.1%	3,108	0.3%
Amortization	—	—	—	—

	$4,155	0.2%	$4,593	0.4%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Fiscal Year Ended
	March 4, 2006		February 26, 2005
	(as restated)
	$	% of Revenue	$	% of Revenue

Revenue	$2,065,845		$1,350,447

Research and development	$158,887	7.7%	$102,665	7.6%
Selling, marketing and administration	314,317	15.2%	193,838	14.4%
Amortization	49,951	2.4%	35,941	2.7%

	$523,155	25.3%	$332,444	24.7%

Research and Development
Research and development expenditures increased by $56.2 million to $158.9 million, or 7.7% of revenue, in fiscal 2006 compared to $102.7 million, or 7.6% of revenue, in the previous year. The majority of the increases during fiscal 2006, compared to fiscal 2005, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company’s growth), third party new product development costs, travel, recruiting, and materials, certification and tooling expenses.
Selling, Marketing and Administration
Selling, marketing and administrative expenses increased by $120.5 million to $314.3 million for fiscal 2006 compared to $193.8 million for fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses increased to 15.2% in fiscal 2006 compared to 14.4% in fiscal 2005.
The net increase of $120.5 million in selling, marketing and administrative expenses was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense as well as increases in consulting and external advisory costs. Other increases were attributable to recruiting, travel and legal fees.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $14.1 million to $50.0 million for fiscal 2006 compared to $35.9 million for fiscal 2005. The increased amortization expense in fiscal 2006 reflects the impact of a full year’s amortization expense with respect to capital and certain intangible asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital and certain intangible asset expenditures incurred during fiscal 2006.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $18.5 million in fiscal 2006 compared to $14.3 million in fiscal 2005 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2006 reflects the impact of a full year’s amortization expense with respect to these capital asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2006. See also note 7 to the Consolidated Financial Statements.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $17.5 million in fiscal 2006 compared to $16.5 million in fiscal 2005.
Total amortization expense with respect to Intangible assets was $23.2 million in fiscal 2006 compared to $19.7 million in fiscal 2005. See also notes 1(l) and 8 to the Consolidated Financial Statements and “Critical Accounting Policies and Estimates — Valuation of long-lived assets, intangible assets and goodwill”.
Changes in Capital Assets Amortization
During fiscal 2005, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years. The impact of this change was applied on a prospective basis commencing in the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4.3 million for the year. Of this amount, $1.8 million was included in Cost of sales, and $2.5 million was included in Amortization. See also note 1(k) to the Consolidated Financial Statements.
During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100% compared to much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company, therefore, revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal years 2006 and 2005. See also notes 2 and 7 to the Consolidated Financial Statements.
Litigation
As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP’s patents.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet to resolve all current litigation between them. The parties announced that RIM would pay NTP $450 million in final and full resolution of all claims to date against RIM, as well as a fully-paid up license going forward. During fiscal 2005, the Company recorded an incremental expense of $352.6 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff’s attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $76.2 million attributable to enhanced compensatory damages and postjudgment interest with respect to fiscal 2005 was classified as Restricted cash on its consolidated balance sheets as at February 26, 2005.
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
Investment Income
Investment income increased by $29.1 million to $66.2 million in fiscal 2006 from $37.1 million in fiscal 2005. The increase primarily reflects the incremental interest income as a result of improved interest rate yields in fiscal 2006 compared to fiscal 2005 as well as the significant increase in cash, cash equivalents, short-term investments and investments during fiscal 2006 primarily from higher net earnings compared to the prior year.
Income Taxes
The Company’s income tax expense in fiscal 2006 was $106.9 million, resulting in an effective tax rate of 22.2%. During the first quarter of fiscal 2006, the income tax provision was reduced by $27.0 million because of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the “flow-

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
through” method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.
The deferred income tax asset recorded on the balance sheet relates primarily to ITCs and other tax loss carry-forwards. The Company’s fiscal 2006 current tax expense primarily reflects certain large corporation taxes, and certain other minimum and foreign taxes.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
In fiscal 2005, the Company recorded an income tax recovery of $139.4 million. The Company’s recognition of its deferred income tax assets in the fourth quarter of fiscal 2005 was primarily responsible for the income tax recovery. In the fourth quarter of fiscal 2005, the Company determined that it was more likely than not that it could realize the full value of its deferred tax assets and that a valuation allowance was no longer required. Accordingly, the Company recognized the full value of its deferred income tax assets on its balance sheet at the end of fiscal 2005.
Net Income
Net income increased by $169.1 million to $374.7 million, or $1.98 per share basic and $1.91 per share diluted, in fiscal 2006 compared to net income of $205.6 million, or $1.10 per share basic and $1.04 per share diluted in the prior year. The increase reflects primarily higher operating profit/gross margin resulting from increased device shipments as well as lower litigation costs in fiscal 2006 when compared to fiscal 2005 (see “Litigation”).
The weighted average number of shares outstanding was 188.9 million common shares for basic EPS and 196.2 million common shares for diluted EPS for the year ended March 4, 2006 compared to 187.7 million common shares for basic EPS and 198.0 million common shares for diluted EPS for fiscal year 2005.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Summary Results of Operations — Fourth Quarter of Fiscal 2007 Compared to the Fourth Quarter of Fiscal 2006
The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Three Months Ended
			March 4, 2006		Change
	March 3, 2007		(as restated) (1)		2007/2006

	(in thousands, except for percentages and per share amounts)

Revenue	$930,393	100.0%	$561,219	100.0%	$369,174
Cost of sales	433,035	46.5%	252,708	45.0%	180,327

Gross margin	497,358	53.5%	308,511	55.0%	188,847

Expenses
Research and development	67,321	7.2%	44,322	7.9%	22,999
Selling, marketing and administration	167,112	18.0%	93,347	16.6%	73,765
Amortization	22,021	2.4%	15,322	2.7%	6,699

Sub-total	256,454	27.6%	152,991	27.3%	103,463

Litigation (2)	—	—	162,500	29.0%	(162,500)

	256,454	27.6%	315,491	56.2%	(59,037)

Income (loss) from operations	240,904	25.9%	(6,980)	(1.2%)	247,884
Investment income	14,794	1.6%	19,219	3.4%	(4,425)

Earnings before income taxes	255,698	27.5%	12,239	2.2%	243,459
Provision for (recovery of) income taxes (3)	68,314	7.3%	(3,356)	(0.6%)	71,670

Net income	$187,384	20.1%	$15,595	2.8%	$171,789

Earnings per share
Basic	$1.01		$0.08		$0.93

Diluted	$0.98		$0.08		$0.90

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 4 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Revenue
Revenue for the fourth quarter of fiscal 2007 was $930.4 million, an increase of $369.2 million, or 65.8%, from $561.2 million in the fourth quarter of fiscal 2006.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q4 Fiscal 2007		Q4 Fiscal 2006		2007/2006

Number of devices sold	2,029,000		1,118,000		911,000	81.5%

ASP	$336		$350		$(13)	(3.8%)

Revenues

Devices	$682,766	73.4%	$390,961	69.7%	$291,805	74.6%
Service	172,131	18.5%	116,672	20.8%	55,459	47.5%
Software	49,259	5.3%	28,968	5.2%	20,291	70.0%
Other	26,237	2.8%	24,618	4.3%	1,619	6.6%

	$930,393	100.0%	$561,219	100.0%	$369,174	65.8%

Device revenue increased by $291.8 million, or 74.6%, to $682.8 million, or 73.4% of consolidated revenue, in the fourth quarter of fiscal 2007 compared to $391.0 million, or 69.7%, of consolidated revenue in the fourth quarter of fiscal 2006. This increase in device revenue over the prior year’s period is attributable to the volume increase of 911,000 devices, or 81.5%, to approximately 2,029,000 devices sold in the fourth quarter of fiscal 2007, compared to approximately 1,118,000 devices sold in the fourth quarter of fiscal 2006, partially offset by a decrease of $13 or 3.8% in ASP to $336 in the current quarter from $350 in the comparable period last year.
The Company estimates that a $10, or 3.0%, change in overall ASP would result in a quarterly revenue change of approximately $20 million, based upon the Company’s volume of devices shipped in the fourth quarter of fiscal 2007.
Service revenue increased $55.4 million, or 47.5%, to $172.1 million and comprised 18.5% of consolidated revenue in the fourth quarter of fiscal 2007, compared to $116.7 million, or 20.8%, of consolidated revenue in the fourth quarter of fiscal 2006. BlackBerry subscriber account additions increased by net 1.0 million to approximately 8 million subscriber accounts as at March 3, 2007 with approximately 28% of RIM’s subscriber account base being outside of North America, compared to an increase of net 625,000 during the fourth quarter of fiscal 2006 to approximately 4.9 million subscriber accounts as at March 4, 2006. The increase in subscriber accounts in the fourth quarter of fiscal 2007 compared to the third quarter of fiscal 2007 additions of approximately net 875,000 primarily reflects the impact of the new product launches.
Software revenue increased $20.3 million, or 70.0%, to $49.3 million and comprised 5.3% of consolidated

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
revenue in the fourth quarter of fiscal 2007, compared to $29.0 million, or 5.2%, of consolidated revenue, in the fourth quarter of fiscal 2006.
Other revenue, which primarily includes accessories, repair and maintenance programs and NRE, increased by $1.6 million to $26.2 million in the fourth quarter of fiscal 2007 compared to $24.6 million in the fourth quarter of fiscal 2006. The majority of the increase was attributable to increases in sales of accessories and non-warranty repair revenue.
Gross Margin
Gross margin increased by $188.8 million, or 61.2%, to $497.4 million, or 53.5% of revenue, in the fourth quarter of fiscal 2007, compared to $308.5 million, or 55.0% of revenue, in the same period of the previous fiscal year. The 1.5% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 73.4% of the total revenue mix in the fourth quarter of fiscal 2007 compared to 69.7% in the fourth quarter of fiscal 2006 as well as changes in the BlackBerry device mix. Gross margin percentage for devices are generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in the BlackBerry subscriber account base and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 3, 2007 compared to the quarter ended December 2, 2006 and the quarter ended March 4, 2006. The Company believes it is meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Three Month Fiscal Periods Ended
					March 4, 2006
	March 3, 2007		December 2, 2006		(as restated)
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Revenue	$930,393		$835,053		$561,219

Research and development	$67,321	7.2%	$61,184	7.3%	$44,322	7.9%
Selling, marketing and administration	167,112	18.0%	146,569	17.6%	93,347	16.6%
Amortization	22,021	2.4%	20,334	2.4%	15,322	2.7%

	$256,454	27.6%	$228,087	27.3%	$152,991	27.3%

Research and Development
Research and development expenditures increased by $23.0 million to $67.3 million, or 7.2% of revenue, in the fourth quarter of fiscal 2007 compared to $44.3 million, or 7.9% of revenue, in the fourth quarter of fiscal 2006. The majority of the increase in expenditures during the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses, as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses increased by $73.8 million to $167.1 million, or 18.0% of revenue, for the fourth quarter of fiscal 2007 compared to $93.3 million, or 16.6% of revenue for the comparable period in fiscal 2006. The net increase of $73.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefit expense primarily as a result of increased personnel, external advisory fees, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $6.7 million to $22.0 million for the fourth quarter of fiscal 2007 compared to $15.3 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the first three quarters of fiscal 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Litigation
As at November 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which represented, at that time, management’s best current estimate as to the litigation expense relating to this matter based on then current knowledge and consultation with legal counsel. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in operating results in the three-month period ending March 4, 2006. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. See “Critical Accounting Policies and Estimates — Litigation”, “Results of Operations — Litigation” and note 13(b) to the Consolidated Financial Statements.
Investment Income
Investment income decreased by $4.4 million to $14.8 million in the fourth quarter of fiscal 2007 from $19.2 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year’s quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company’s Common Share Repurchase Program at an aggregate cost of $203.9 million offset, in part, by improved interest rate yields.
Income Taxes
For the fourth quarter of fiscal 2007, the Company’s income tax expense was $68.3 million resulting in an effective tax rate of 26.7% compared to an income tax recovery of $3.4 million for the same period last year. The fiscal 2006 income tax recovery on the incremental NTP settlement amount was in excess of the income tax expense on pre-tax earnings excluding the litigation accrual.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income increased by $171.8 million to $187.4 million, or $1.01 basic EPS and $0.98 diluted EPS, in the fourth quarter of fiscal 2007, compared to $15.6 million, or $0.08 basic EPS and $0.08 diluted EPS, in the fourth quarter of fiscal 2006. The $171.8 million increase in net income in the fourth quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $188.8 million, which was partially offset by an increase of $96.8 million in the Company’s research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in the fourth quarter of fiscal 2007 in connection with the Review, the Restatement and related matters. The fiscal 2007 fourth quarter net income also includes the effect of the Company adopting SFAS 123(R),

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
resulting in stock-based compensation expense in an after-tax amount of $5.2 million, or $0.03 diluted EPS. The fourth quarter of fiscal 2006 included a litigation provision of $162.5 million relating to the NTP litigation matter.
The weighted average number of shares outstanding was 185.7 million common shares for basic EPS and 190.3 million common shares for diluted EPS for the quarter ended March 3, 2007 compared to 185.6 million common shares for basic EPS and 191.9 million common shares for diluted EPS for the comparable period last year.
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and investments increased by $163.5 million to $1.41 billion as at March 3, 2007 from $1.25 billion as at March 4, 2006. The majority of the Company’s cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at March 3, 2007.
A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

	As at
			Change - Fiscal
	March 3, 2007	March 4, 2006	2007/2006

Cash and cash equivalents	$677,144	$459,540	$217,604
Short-term investments	310,082	175,553	134,529
Investments	425,652	614,309	(188,657)

Cash, cash equivalents, short-term investments and investments	$1,412,878	$1,249,402	$163,476

Fiscal year ended March 3, 2007 compared to fiscal year ended March 4, 2006
Operating Activities
Cash flow provided by operating activities was $735.7 million in fiscal 2007 compared to cash flow provided by operating activities of $150.1 million in the preceding fiscal year, representing an increase of $585.6 million due in large part to the NTP funding included in fiscal 2006 in the amount of $500.5 million. The table below summarizes the key components of this net increase.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007

	Fiscal Year Ended
		March 4, 2006	Change - Fiscal
	March 3, 2007	(as restated)	2007/2006

Net income	$631,572	$374,656	$256,916

Amortization	126,355	85,873	40,482
Deferred income taxes	101,576	77,154	24,422
Share-based payment	19,063	2,551	16,512

Changes in:
Trade receivables	(254,370)	(87,528)	(166,842)
Other receivables	(8,300)	(18,727)	10,427
Inventory	(121,238)	(42,034)	(79,204)
Accounts payable	47,625	11,031	36,594
Accrued liabilities	119,997	59,398	60,599
All other	73,389	11,349	62,040

Changes in working capital items -
before NTP litigation items	735,669	473,723	261,946

Litigation provision	—	(435,610)	435,610
Restricted cash	—	111,978	(111,978)

Cash provided from operating activities	$735,669	$150,091	$585,578

Financing Activities
Cash flow used in financing activities was $153.7 million for the year ended March 3, 2007 resulting primarily from the repurchase of 3.2 million common shares at an aggregate cost of $203.9 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $368.2 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options.
Investing Activities
Cash flow used in investing activities was $364.6 million for fiscal 2007, which included capital asset additions of $254.0 million, intangible asset expenditures of $60.3 million and business acquisitions of $116.2 million, offset in part by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $65.9 million. For the prior fiscal year, cash flow provided by investing activities was $67.3 million which included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $273.6 million, offset in part by $178.7 million relating to capital asset expenditures and $23.7 million of intangible asset expenditures.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at March 3, 2007:

			One to		Greater
		Less than	Three	Four to	than Five
	Total	One Year	Years	Five Years	Years

Long-term debt	$6,613	$271	$6,342	$—	$—
Operating lease obligations	88,372	11,201	30,383	15,258	31,530
Purchase obligations and commitments	1,374,721	1,282,921	91,800	—	—

Total	$1,469,706	$1,294,393	$128,525	$15,258	$31,530

Purchase obligations and commitments of $1.37 billion as of March 3, 2007, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.
The Company has commitments on account of capital expenditures of approximately $25.9 million included in the $1.37 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.
The Company has not declared any cash dividends in the last three fiscal years.
Cash, cash equivalents, short-term investments and investments were $1.41 billion as at March 3, 2007. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
During fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility (“the Facility”). The Company has utilized $15.9 million of the Facility to secure operating and financing requirements. As at March 3, 2007, $84.1 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company’s liability and funding obligation in the NTP litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.
The Company has an additional demand facility in the amount of $17.0 million to support and secure other operating and financing requirements. As at March 3, 2007, $15.6 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2007 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 3, 2007, approximately 3% of cash and cash equivalents, 30% of trade receivables and 14% of accounts payable and accrued liabilities are denominated in foreign currencies (March 4, 2006 — 5%, 28% and 19%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at March 3, 2007. As at March 3, 2007, the unrealized loss on these forward contracts was approximately $7.8 million (March 4, 2006 — unrealized gain of $24.9 million). These amounts were included in Other current liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 3, 2007, an unrealized gain of $0.5 million was recorded in respect of this amount (March 4, 2006 — unrealized loss of $0.4 million). This amount was included in Selling, marketing and administration.
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
Credit and Customer Concentration

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at March 3, 2007 is $1.8 million (March 4, 2006 — $1.6 million). While the Company sells to a variety of customers, two customers comprised 23% and 13% of trade receivables as at March 3, 2007 (March 4, 2006 — three customers comprised 18%, 13% and 13%). Additionally, four customers comprised 19%, 14%, 11% and 11% of the Company’s fiscal 2007 annual sales (fiscal 2006 annual sales — four customers comprised 19%, 16%, 12% and 12%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates some of this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at March 3, 2007, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of the applicable derivative instruments was nil (March 4, 2006 — 46%).
The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 3, 2007, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 4, 2006 — no single issuer represented more than 12% of the total cash, cash equivalents and investments).
Impact of Accounting Pronouncements Not Yet Implemented
Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.
Fair Value Measurements
In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.
Accounting for Uncertainty in Income Taxes
In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115.
In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.
Disclosure Controls and Procedures and Internal Controls
Background of the Internal Review of Stock Option Granting Practices
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements”, the Company has restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures, to reflect additional non-cash stock compensation expense relating to certain stock based awards granted prior to the adoption of the Stock Option Plan and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses.
The Restatement is the result of the Review by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Mr. Kavelman, with the support of Mr. Balsillie and the executive management team. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a Special Committee of independent directors of the Board of Directors. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
The Board of Directors, based on the recommendations of the Special Committee, has implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Changes to the Company’s Stock Option Granting Practices — Following the commencement of the review on August 8, 2006 and until the adoption by the Board of Directors of the interim option granting process described below, grants of stock options by the Company were effectively suspended with the exception of certain limited grants to new employees that were reviewed by the Company’s internal counsel as well as its outside counsel and outside accounting consultants, and which were approved by the Compensation Committee and the Special Committee. In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee and the newly formed Oversight Committee of the Board are reviewing the interim option granting process in light of evolving best practices and will recommend to the Board any changes required as a result of this review. In addition, as noted above, following the commencement of the Review, each grant of stock options has been reviewed by the Company’s internal counsel as well as its outside counsel and outside accounting consultants, a process that will continue until the completion of the review of the interim option granting process by the Compensation Committee and the Oversight Committee, and the engagement by the Company of a new employee that will be responsible for administering the stock option granting program, as described below.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
•	Other Changes - The Company is in the process of establishing an internal audit department, the head of which will report directly to the Audit Committee. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.
Management’s Consideration of the Restatement
In assessing whether the Company’s disclosure controls and procedures and its internal control over financial reporting were effective as of March 3, 2007, management considered, among other things:
•	the nature and impact of the Restatement as disclosed in Note 4 of the notes to the Fiscal 2007 Financial Statements;

•	the conclusion of the Special Committee upon completion of the Review, as disclosed by the Company in a press release on March 5, 2007, that the Company failed to maintain adequate internal and accounting controls prior to August 8, 2006 with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants;

•	the steps taken by the Company to enhance its controls following the commencement of the Review on August 8, 2006, including the measures adopted by the Board of Directors that are summarized above, based on the recommendations of the Special Committee, in response to the findings of the Special Committee, that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process;

•	the fact that the Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program; and

•	the increased participation of, and reliance by the Company on, outside accounting advisors and legal counsel following the commencement of the Review, which will continue until the Company has established its internal audit department and has enhanced its capabilities in U.S. GAAP.
In light of these and other measures undertaken as described above, management has concluded that the control deficiencies that resulted in the Restatement were addressed following the commencement of the Review on August 8, 2006 and has determined that as of March 3, 2007, the design and operating effectiveness of controls over the recording of stock-based compensation expense were effective. These measures included increased documentation and testing of the design and operation of internal controls, the establishment of guidelines and the enhanced focus by all levels of management on the improvement of controls following the commencement of the Review, and increased participation in the Company’s processes by external advisors.
Disclosure Controls and Procedures
As of March 3, 2007, the end of the period covered by this Annual Report on Form 40-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
including the Company’s Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 3, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 3, 2007, the Company’s internal control over financial reporting was effective.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months and Fiscal Year Ended March 3, 2007
The Company’s independent auditors have issued an audit report on management’s assessment of the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
Except as described above, during the fiscal year ended March 3, 2007 there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

A.	Disclosure Controls and Procedures and Internal Controls
          A discussion of the Registrant’s disclosure controls and procedures and its internal control over financial reporting can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007, included as Document 3 herein, under the heading “Disclosure Controls and Procedures and Internal Controls”.
B.	Notice of Pension Fund Blackout Period
          The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 3, 2007.
C.	Audit Committee Financial Expert
          The Registrant’s Board of Directors has determined that each of Barbara Stymiest and John Richardson, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Each of Ms. Stymiest and Mr. Richardson is independent, as that term is defined in the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).
          The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
D.	Code of Ethics
          The Registrant’s board of directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.rim.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Vice President, Investor Relations, at the address that appears on the cover of this Annual Report on Form 40-F.
E.	Principal Accountant Fees and Services

Audit Fees
          The aggregate fees billed by Ernst & Young LLP (“E&Y”), the Registrant’s principal accountant, for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for the audit of the Registrant’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such fiscal years were $2,540,000 and $804,000, respectively.
Audit-Related Fees
          The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $nil and $60,000, respectively. Professional services provided included accounting research and internal control review procedures.

Tax Fees
          The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services were $140,000 and $152,000, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
          There were no fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, except as described above.
Audit Committee Pre-Approval Policies and Procedures
          Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the audit committee of the Registrant.
F.	Off-Balance Sheet Arrangements
          The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
G.	Tabular Disclosure of Contractual Obligations
          Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007, included as Document 3 herein, under the heading “Liquidity and Capital Resources — Aggregate Contractual Obligations”.
H.	Identification of Audit Committee
          The Registrant has an audit committee comprised of four individuals: Barbara Stymiest (Chair), John E. Richardson, James Estill and John Wetmore. Each of the members of the audit committee is independent as that term is defined by the rules and regulations of Nasdaq.
I.	Critical Accounting Policies
          A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007, included as Document 3 herein, under the heading “Critical Accounting Policies and Estimates”.
J.	Nasdaq Exemptions
          On November 5, 2002, the Registrant requested an exemption from Nasdaq’s quorum requirements (which provide that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company) on the basis that such requirements were contrary to generally accepted business practices in Canada. The Registrant’s by-laws provide that the quorum requirements for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing not less than 20% of the issued shares of the Registrant, of the class or classes respectively (if there is more than one class of shares outstanding at the time), enjoying voting rights at such meeting. The Registrant’s quorum requirements comply with the requirements of the Business Corporations Act (Ontario) and are consistent with the quorum requirements of other Canadian public companies. On November 25, 2002, based on the Registrant’s representations, Nasdaq granted the requested exemption.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
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

RESEARCH IN MOTION LIMITED
Date: May 17, 2007	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer

EXHIBIT INDEX

Exhibit
No.	Document
1.	Consent of Ernst & Young LLP
31.	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002