Form 40-F
period 2008-03-01
RESEARCH IN MOTION LTD
filed 2008-04-17
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 1, 2008
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
The Registrant had 562,652,461 Common Shares outstanding as at March 1, 2008.
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes 82-	No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No

A. Disclosure Controls and Procedures
     Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
     The Registrant’s co-Chief Executive Officers and Chief Accounting Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2008, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Disclosure Controls and Procedures”.
B. Management’s Annual Report on Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2008, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Management’s Report on Internal Control Over Financial Reporting ”.
C. Attestation Report of the Registered Public Accounting Firm
     The attestation report of Ernst & Young LLP (“E&Y”) is included in E&Y’s report to the shareholders of the Registrant dated April 16, 2008, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended March 1, 2008, filed as Exhibit 1.2 to this Annual Report.
D. Changes in Internal Control Over Financial Reporting
     Since the most recent evaluation of the Registrant’s internal control over financial reporting, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
E. Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 1, 2008.
F. Audit Committee Financial Expert
     The Registrant’s Board of Directors has determined that each of Barbara Stymiest, David Kerr and John Richardson, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Each of Ms. Stymiest, Mr. Kerr and Mr. Richardson is independent, as that term is defined in the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).
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
G. Code of Ethics
     The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.rim.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Registrant’s Vice President, Investor Relations, at the address that appears on the cover of this Annual Report on Form 40-F.
H. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed by E&Y, the Registrant’s principal accountant, for the fiscal years ended March 1, 2008 and March 3, 2007, respectively, for professional services rendered by E&Y for the audit of the Registrant’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such fiscal years were $1,777,000 and $2,540,000, respectively.
     Audit-Related Fees
     The aggregate fees billed by E&Y for the fiscal years ended March 1, 2008 and March 3, 2007, respectively, for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $124,000 and $nil, respectively. Professional services provided included accounting research and internal control review procedures.
     Tax Fees
     The aggregate fees billed by E&Y for the fiscal years ended March 1, 2008 and March 3, 2007, respectively, for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services were $96,000 and $140,000, respectively. Tax services provided included international tax compliance engagements.
     All Other Fees
     There were no fees billed by E&Y for the fiscal years ended March 1, 2008 and March 3, 2007, except as described above.
     Audit Committee Pre-Approval Policies and Procedures
     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the Audit Committee of the Registrant.
I. Off-Balance Sheet Arrangements
     The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J. Tabular Disclosure of Contractual Obligations
     Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2008, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources — Aggregate Contractual Obligations”.
K. Identification of Audit Committee
     The Registrant has an audit committee comprised of three individuals: Barbara Stymiest (Chair), David Kerr and John E. Richardson. Each of the members of the Audit Committee is independent as that term is defined by the rules and regulations of Nasdaq.
L. Critical Accounting Policies
     A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2008, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.
M. Nasdaq Exemptions
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

RESEARCH IN MOTION LIMITED

Date: April 17, 2008	By:	/s/ Brian Bidulka

	Name:	Brian Bidulka
	Title:	Chief Accounting Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1	Annual Information Form for the fiscal year ended March 1, 2008, dated April 17, 2008.

1.2	Audited Consolidated Financial Statements for the fiscal year ended March 1, 2008, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2008.

23.1	Consent of Ernst & Young LLP

31.1	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002