Form 40-F
period 2009-02-28
RESEARCH IN MOTION LTD
filed 2009-04-07
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2009	Commission File Number 0-29898

Research In Motion Limited
(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	3661 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
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
Common Shares, without par value
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
The Registrant had 566,218,819 Common Shares outstanding as at February 28, 2009.
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
     The Registrant’s co-Chief Executive Officers and Chief Accounting Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Disclosure Controls and Procedures”.
B.   Management’s Annual Report on Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Management’s Report on Internal Control Over Financial Reporting”.
C.   Attestation Report of the Registered Public Accounting Firm
     The attestation report of Ernst & Young LLP (“E&Y”) is included in E&Y’s report, dated April 7, 2009, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 28, 2009, filed as Exhibit 1.2 to this Annual Report.
D.   Changes in Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Changes in Internal Control Over Financial Reporting”.
E.   Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 28, 2009.
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

G.   Code of Ethics
     The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.rim.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.
H.   Principal Accountant Fees and Services
          Audit Fees
     The aggregate fees billed by E&Y, the Company’s independent auditor, for the fiscal years ended February 28, 2009 and March 1, 2008, respectively, for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such fiscal years were $1,955,000 and $1,777,000, respectively.
          Audit-Related Fees
     The aggregate fees billed by E&Y for the fiscal years ended February 28, 2009 and March 1, 2008, respectively, for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $108,000 and $124,000. Professional services provided included procedures in support of stock option investigations.
          Tax Fees
     The aggregate fees billed by E&Y for the fiscal years ended February 28, 2009 and March 1, 2008, respectively, for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services were $4,000 and $96,000 respectively. Tax services provided included international tax compliance engagements.
          All Other Fees
     There were no fees billed by E&Y for the fiscal years ended February 28, 2009 and March 1, 2008, except as described above.
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

J.   Tabular Disclosure of Contractual Obligations
     Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources — Aggregate Contractual Obligations”.
K.   Identification of Audit Committee
     The Registrant has an audit committee comprised of three individuals: Barbara Stymiest (Chair), David Kerr and John E. Richardson. Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).
L.   Critical Accounting Policies
     A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.
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

RESEARCH IN MOTION LIMITED
Date: April 7, 2009	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer

EXHIBIT INDEX

Exhibit
No.	Document
1.1	Annual Information Form for the fiscal year ended February 28, 2009, dated April 7, 2009
1.2	Audited Consolidated Financial Statements for the fiscal year ended February 28, 2009, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009
23.1	Consent of Ernst & Young LLP
31.1	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the co-Chief Executive Officers and Chief Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002