Form 40-F/A
period 2008-02-28
RESEARCH IN MOTION LTD
filed 2009-04-08
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)
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

EXPLANATORY NOTE
     Research In Motion Limited (the “Registrant”) is filing this Amendment No. 1 to the Registrant’s Annual Report on Form 40-F (the “Form 40-F”), dated April 7, 2009, in order to supplement the information contained therein. The Form 40-F inadvertently omitted the auditors’ reports (the “Reports”) of Ernst & Young LLP, dated April 7, 2009, with respect to the consolidated financial statements of the Registrant for the fiscal year ended February 28, 2009 and the effectiveness of the Registrant’s internal control over financial reporting. The Reports are included in this Amendment No. 1 to the Form 40-F. With the exception of including the Reports, this Amendment No. 1 is identical to the Form 40-F.
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