Form 40-F
period 2010-02-27
RESEARCH IN MOTION LTD
filed 2010-04-02
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
or
☑ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 27, 2010	Commission File Number 0-29898

Research In Motion Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)
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
The Registrant had 557,328,394 Common Shares outstanding as at February 27, 2010.
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
     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

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
     The Registrant’s co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Disclosure Controls and Procedures”.
B. Management’s Annual Report on Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Management’s Report on Internal Control Over Financial Reporting”.
C. Attestation Report of the Registered Public Accounting Firm
     The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated April 1, 2010, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 27, 2010, filed as Exhibit 1.2 to this Annual Report.
D. Changes in Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Changes in Internal Control Over Financial Reporting”.
E. Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 27, 2010.
F. Audit Committee Financial Expert
     The Registrant’s Board of Directors has determined that each of Barbara Stymiest, David Kerr and John Richardson, individuals serving on the Audit and Risk Management Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.
     The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit and Risk Management Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Risk Management Committee or Board of Directors.

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
H. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 27, 2010 and February 28, 2009, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $2,117,000 and $1,955,000, respectively.
     Audit-Related Fees
     The aggregate fees billed by EY for the fiscal years ended February 27, 2010 and February 28, 2009, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $86,000 and $108,000. Professional services provided in the fiscal year ended February 28, 2009 included procedures in support of stock option investigations.
     Tax Fees
     The aggregate fees billed by EY for the fiscal years ended February 27, 2010 and February 28, 2009, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $8,000 and $4,000 respectively. Tax services provided included international tax compliance engagements.
     All Other Fees
     There were no fees billed by EY for the fiscal years ended February 27, 2010 and February 28, 2009, except as described above.
     Audit Committee Pre-Approval Policies and Procedures
     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the Audit and Risk Management Committee of the Registrant.
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
J. Tabular Disclosure of Contractual Obligations
     Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition — Aggregate Contractual Obligations”.

K. Identification of Audit Committee
     The Registrant has an Audit and Risk Management Committee comprised of four individuals: Barbara Stymiest (Chair), David Kerr, John E. Richardson and Antonio Viana-Baptista. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).
L. Critical Accounting Policies
     A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.
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
N. Interactive Data File
     The Registrant, within 30 days, will submit to the Commission in Exhibit 101 of an amendment to this Form 40-F, and concurrently post on its corporate Web site, an Interactive Data File.

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

RESEARCH IN MOTION LIMITED

Date: April 1, 2010	By:	/s/ Brian Bidulka
	Name:	Brian Bidulka
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1	Annual Information Form for the fiscal year ended February 27, 2010, dated April 1, 2010.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 27, 2010, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File*.

*	To be filed by amendment.