Form 40-F/A
period 2010-02-27
RESEARCH IN MOTION LTD
filed 2010-04-06
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1
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

Yes ☐ 82- ☐	No ☑
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

Yes ☑	No ☐

SIGNATURE
EXHIBIT INDEX
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
     Research In Motion Limited (the “Registrant”) is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated April 1, 2010 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s timely filed Form 40-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.
     No other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RESEARCH IN MOTION LIMITED
Date: April 6, 2010	By:	/s/ Brian Bidulka
	Name:	Brian Bidulka
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1*	Annual Information Form for the fiscal year ended February 27, 2010, dated April 1, 2010.

1.2*	Audited Consolidated Financial Statements for the fiscal year ended February 27, 2010, prepared in accordance with U.S. generally accepted accounting principles.

1.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010.

23.1*	Consent of Ernst & Young LLP.

31.1*	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

*	Previously filed with the Commission.