Form 40-F
period 2011-02-26
RESEARCH IN MOTION LTD
filed 2011-03-29
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 26, 2011	Commission File Number 0-29898

Research In Motion Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)
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
The Registrant had 523,868,644 Common Shares outstanding as at February 26, 2011
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

\

SIGNATURE
EXHIBIT INDEX
EX-1.1
EX-1.2
EX-1.3
EX-23.1
EX-31.1
EX-32.1

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
     The Registrant’s co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Disclosure Controls and Procedures”.
B. Management’s Annual Report on Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Management’s Report on Internal Control Over Financial Reporting”.
C. Attestation Report of the Registered Public Accounting Firm
     The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 29, 2011, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 26, 2011, filed as Exhibit 1.2 to this Annual Report.
D. Changes in Internal Control Over Financial Reporting
     See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Changes in Internal Control Over Financial Reporting”.
E. Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 26, 2011.
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
H. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 26, 2011 and February 27, 2010, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $2,811,000 and $2,117,000, respectively.
     Audit-Related Fees
     The aggregate fees billed by EY for the fiscal years ended February 26, 2011 and February 27, 2010, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $65,000 and $86,000. Professional services provided included procedures related to the audit of new systems implemented.
     Tax Fees
     The aggregate fees billed by EY for the fiscal years ended February 26, 2011 and February 27, 2010, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $6,700 and $8,000 respectively. Tax services provided included international tax compliance engagements.
     All Other Fees
     There were no fees billed by EY for the fiscal years ended February 26, 2011 and February 27, 2010, except as described above.
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
J. Tabular Disclosure of Contractual Obligations
     Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition — Aggregate Contractual Obligations”.
K. Identification of Audit Committee
     The Registrant has an Audit and Risk Management Committee comprised of four individuals: Barbara Stymiest (Chair), David Kerr, John E. Richardson and Antonio Viana-Baptista. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).
L. Critical Accounting Policies
     A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.
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

RESEARCH IN MOTION LIMITED
Date: March 29, 2011	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1	Annual Information Form for the fiscal year ended February 26, 2011, dated March 29, 2011.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 26, 2011, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.*

*	To be filed by amendment