Form 40-F/A
period 2011-02-26
RESEARCH IN MOTION LTD
filed 2011-04-08
CIK 1070235

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
The Registrant had 523,868,644 Common Shares outstanding as at February 26, 2011.
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

EXPLANATORY NOTE
     Research In Motion Limited (the “Registrant”) is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated March 29, 2011 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s timely filed Form 40-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.
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

RESEARCH IN MOTION LIMITED
Date: April 7 , 2011	By:	/s/ Brian Bidulka
	Name:	Brian Bidulka
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1*	Annual Information Form for the fiscal year ended February 26, 2011, dated March 29, 2011.

1.2*	Audited Consolidated Financial Statements for the fiscal year ended February 26, 2011, prepared in accordance with U.S. generally accepted accounting principles.

1.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2011.

23.1*	Consent of Ernst & Young LLP.

31.1*	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

*	Previously filed with the Commission.