Form 40-F
period 2012-03-03
RESEARCH IN MOTION LTD
filed 2012-04-09
CIK 1070235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 3, 2012	Commission File Number 0-29898

Research In Motion Limited

(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 524,159,844 Common Shares outstanding as at March 3, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒             No  ☐

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated April 9, 2012, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended March 3, 2012, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 3, 2012.

F.	Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that each of David Kerr, Barbara Stymiest and John Richardson, individuals serving on the Audit and Risk Management Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.

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

The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. On March 24, 2011, the Registrant’s Board of Directors amended the Code to combine the Code with certain other policies of the Registrant that were previously separate policies under the Registrant’s Business Standards and Principles. The new “RIM Code of Business Standards and Principles” addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics, and is presented in a “plain English” format to make the document more accessible to the Registrant’s employees in various jurisdictions.

A copy of the RIM Code of Business Standards and Principles may be obtained at www.rim.com and has been filed as Exhibit 99.1 to this Annual Report on Form 40-F. The Registrant will provide a copy of the RIM Code of Business Standards and Principles without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended March 3, 2012 and February 26, 2011, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $3,331,000 and $2,811,000, respectively.

Audit-Related Fees

The aggregate fees billed by EY for the fiscal years ended March 3, 2012 and February 26, 2011, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $195,000 and $65,000. Professional services provided included procedures related to the audit of new systems implemented.

Tax Fees

The aggregate fees billed by EY for the fiscal years ended March 3, 2012 and February 26, 2011, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $Nil and $6,700 respectively. Tax services provided included international tax compliance engagements.

All Other Fees

There were no fees billed by EY for the fiscal years ended March 3, 2012 and February 26, 2011, except as described above.

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

J.	Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition — Aggregate Contractual Obligations”.

K.	Identification of Audit Committee

The Registrant has an Audit and Risk Management Committee comprised of four individuals: David Kerr (Chair), Barbara Stymiest, John Richardson and Claudia Kotchka. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

L.	Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

The Registrant has submitted to the Commission, included in Exhibit 101 to this Annual Report, an Interactive Data File.

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

RESEARCH IN MOTION LIMITED

Date: April 9, 2011	By:	/s/ Brian Bidulka
	Name:	Brian Bidulka
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended March 3, 2012, dated April 9, 2012.

1.2	Audited Consolidated Financial Statements for the fiscal year ended March 3, 2012, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2012.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	RIM Code of Business Standards and Principles.

101	Interactive Data File.