Form 40-F
period 2012-03-02
RESEARCH IN MOTION LTD
filed 2013-03-28
CIK 1070235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 2, 2013	Commission File Number 0-29898

Research In Motion Limited

(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)

295 Phillip Street

Waterloo, Ontario

Canada, N2L 3W8

(519) 888-7465

(Address and telephone number of Registrant’s principal executive offices)

Research In Motion Corporation

5000 Riverside Drive, Suite 100E,

Irving, Texas, USA 75039

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

The Registrant had 524,159,844 Common Shares outstanding as at March 2, 2013

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 28, 2013, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended March 2, 2013, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 2, 2013.

F.	Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that each of Barbara Stymiest, Claudia Kotchka, David Kerr and John Richardson, individuals serving on the Audit and Risk Management Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.

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

The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.blackberry.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended March 2, 2013 and March 3, 2012, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $4,195,000 and $3,331,000 , respectively.

Audit-Related Fees

The aggregate fees billed by EY for the fiscal years ended March 2, 2013 and March 3, 2012, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $107,000 and $195,000. Professional services provided included procedures related to the audit of new systems implemented.

Tax Fees

The aggregate fees billed by EY for the fiscal years ended March 2, 2013 and March 3, 2012, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $13,000 and $Nil respectively. Tax services provided included international tax compliance engagements.

All Other Fees

There were no fees billed by EY for the fiscal years ended March 2, 2013 and March 3, 2012, except as described above.

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

J.	Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition — Aggregate Contractual Obligations”.

K.	Identification of Audit Committee

The Registrant has an Audit and Risk Management Committee comprised of four individuals: David Kerr (Chair), Barbara Stymiest, John E. Richardson and Claudia Kotchka. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

L.	Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

N.	Interactive Data File

The Registrant has submitted to the Commission, included in Exhibit 101 to this Annual Report, an Interactive Data File.

O.	Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

RESEARCH IN MOTION LIMITED

Date: March 28, 2013	By:	/s/ Brian Bidulka
	Name:	Brian Bidulka
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended March 2, 2013, dated March 28, 2013.

1.2	Audited Consolidated Financial Statements for the fiscal year ended March 2, 2013, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 2, 2013.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.