Form 40-F
period 2014-03-01
BLACKBERRY Ltd
filed 2014-03-28
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 1, 2014	Commission File Number 0-29898
__________________________________________________________
BlackBerry Limited
(Exact name of Registrant as specified in its charter)

Ontario	3,661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)
2200 University Ave East
Waterloo, Ontario, Canada,
N2K 0A7
(519) 888-7465
(Address and telephone number of Registrant’s principal executive offices)
BlackBerry Corporation
5000 Riverside Drive, Suite 100E,
Irving, Texas, USA 75039
(972) 650-6126
(Name, address and telephone number of agent for service in the United States)
 __________________________________________________________
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
The Registrant had 526,551,953 Common Shares outstanding as at March 1, 2014.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm
The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 28, 2014, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended March 1, 2014, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 1, 2014.

F.	Audit Committee Financial Expert
The Registrant’s Board of Directors has determined that Barbara Stymiest, an individual serving on the Audit and Risk Management Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.

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
Audit Fees
The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended March 1, 2014 and March 2, 2013, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $5,128,000 and $4,195,000, respectively.
Audit-Related Fees
The aggregate fees billed by EY for the fiscal years ended March 1, 2014 and March 2, 2013, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $167,000 and $107,000, respectively. Professional services provided included procedures related to the audit of new systems implemented.
Tax Fees
The aggregate fees billed by EY for the fiscal years ended March 1, 2014 and March 2, 2013, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $11,000 and $13,000, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
There were no fees billed by EY for the fiscal years ended March 1, 2014 and March 2, 2013, except as described above.
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

J.	Tabular Disclosure of Contractual Obligations
Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition - Aggregate Contractual Obligations”.

K.	Identification of Audit Committee
The Registrant has an Audit and Risk Management Committee comprised of three individuals: Barbara Stymiest (Chair), Claudia Kotchka and Timothy Dattels. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

L.	Critical Accounting Estimates
A discussion of the Registrant’s critical accounting estimates can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Estimates”.

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

On November 7, 2013, the Registrant utilized an exemption from Nasdaq’s shareholder approval requirements of Nasdaq Listing Rule 5635 (which provide that shareholder approval is required in connection with certain private placements and employment inducement grants) on the basis that the Registrant elected to follow Canadian practice in connection with (i) the issuance of $1,250,000,000 aggregate principal amount of convertible debentures, convertible into Common Shares of the Registrant, to certain investors, including Fairfax Financial Holdings Limited, pursuant to the terms of a subscription agreement, dated November 4, 2013, as amended, and (ii) the grant of 13,000,000 restricted share units to John Chen (of this aggregate grant, 10,521,418 restricted share units were granted as an employee inducement under section 613(c) of the Toronto Stock Exchange Company Manual with the balance of the grant (2,478,582 restricted share units) made under the Registrant’s Equity Incentive Plan, which had previously been approved by shareholders), in lieu of such requirements. The Registrant’s not seeking shareholder approval in connection with the private placement or employment inducement grant described above comply with the requirements of the Business Corporations Act (Ontario) and the rules of the Toronto Stock Exchange.

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

BLACKBERRY LIMITED

Date: March 28, 2014	By:	/s/ James Yersh
	Name:	James Yersh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended March 1, 2014, dated March 28, 2014.

1.2	Audited Consolidated Financial Statements for the fiscal year ended March 1, 2014, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2014.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.