Form 40-F
period 2015-02-28
BLACKBERRY Ltd
filed 2015-03-27
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2015	Commission File Number 0-29898
__________________________________________________________
BlackBerry Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)
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
Title of each class            Name of each exchange where registered
Common Shares, without par value    Toronto Stock Exchange
Common Shares, without par value    NASDAQ Stock Market, LLC
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
The Registrant had 528,802,322 Common Shares outstanding as at February 28, 2015.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm
The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 27, 2015, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 28, 2015, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 28, 2015.

F.	Audit Committee Financial Expert
The Registrant’s Board of Directors has determined that Barbara Stymiest, an individual serving on the Audit and Risk Management Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F.

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

During the fiscal year ended February 28, 2015, the Registrant amended the Code to provide that adherence to, and acknowledgment of, the Code is a condition of employment, expand the responsibilities of managers under the Code, require the internal reporting of suspected or observed violations, provide more information about the process for investigating violations, add requirements concerning protecting the Registrant against misappropriation or fraud, expand requirements to comply with applicable privacy laws, clarify and increase accountability for compliance with conflicts of interest prohibitions, expand anti-bribery and anti-money laundering provisions and other provisions relating to government contracting, modify procedures relating to approval and monitoring of expenses, clarify requirements regarding selection and treatment of suppliers, modify provisions relating to receipt of gifts, meals and entertainment and make certain other modifications.

The foregoing description of the Code, as amended, is qualified in its entirety by the copy thereof filed as Exhibit 99.1 hereto. A copy of the Code may also be obtained at www.blackberry.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services
Audit Fees
The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 28, 2015 and March 1, 2014, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $3,458,051 and $5,128,000, respectively.
Audit-Related Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2015 and March 1, 2014, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were $33,785 and $167,000, respectively. Professional services provided included procedures related to the audit of new systems implemented.
Tax Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2015 and March 1, 2014, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $9,432 and $11,000, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
There were no fees billed by EY for the fiscal years ended February 28, 2015 and March 1, 2014, except as described above.
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

J.	Tabular Disclosure of Contractual Obligations
Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition - Aggregate Contractual Obligations”.

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
A discussion of the Registrant’s critical accounting estimates can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015, included in Exhibit No. 1.3 to this Annual Report, under the heading “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates”.

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

BLACKBERRY LIMITED

Date: March 27, 2015	By:	/s/ James Yersh
	Name:	James Yersh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended February 28, 2015, dated March 27, 2015.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 28, 2015, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2015.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	BlackBerry Code of Business Standards and Principles

101	Interactive Data File.