Form 40-F
period 2016-02-29
BLACKBERRY Ltd
filed 2016-04-01
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2016	Commission File Number 0-29898
__________________________________________________________
BlackBerry Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)
2200 University Ave East
Waterloo, Ontario, Canada,
N2K 0A7
(519) 888-7465
(Address and telephone number of Registrant’s principal executive offices)
BlackBerry Corporation
6700 Koll Center Parkway, 2nd Floor
Pleasanton, California, USA 94566
(925) 931-6060
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
The Registrant had 521,172,271 Common Shares outstanding as at February 29, 2016.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
On October 30, 2015 and September 22, 2015, the Registrant completed the acquisition of Good Technology Corporation and AtHoc, Inc., respectively, which are included in the fiscal 2016 consolidated financial statements of the Registrant and constituted 19% and 23% of total and net assets, respectively, as of February 29, 2016, and 3% and 13% of revenues and net income before tax, respectively, for the year then ended. In conducting their evaluation of the effectiveness of the Registrant's internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management has excluded Good Technology Corporation and AtHoc, Inc. from its assessment of internal controls over financial reporting as of February 29, 2016 because they were acquired by the Registrant during fiscal 2016.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm
The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated April 1, 2016, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 29, 2016, filed as Exhibit 1.2 to this Annual Report. EY’s audit of internal control over financial reporting of the Registrant also did not include an evaluation of the internal control over financial reporting of Good Technology Corporation and AtHoc, Inc.

D.	Changes in Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 29, 2016.

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
Audit Fees
The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 29, 2016 and February 28, 2015, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $2,567,933 and $3,458,051, respectively.
Audit-Related Fees
The aggregate fees billed by EY for the fiscal years ended February 29, 2016 and February 28, 2015, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were $13,042 and $33,785, respectively. Professional services provided included procedures related to the audit of new systems implemented.
Tax Fees
The aggregate fees billed by EY for the fiscal years ended February 29, 2016 and February 28, 2015, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $36,180 and $9,432, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
The aggregate fees billed by EY for the fiscal years ended February 29, 2016 and February 28, 2015, respectively, for professional services rendered by EY for acquisition related due diligence were $422,200 and nil, respectively.
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

J.	Tabular Disclosure of Contractual Obligations
Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition - Aggregate Contractual Obligations”.

K.	Identification of Audit Committee
The Registrant has an Audit and Risk Management Committee comprised of four individuals: Barbara Stymiest (Chair), Timothy Dattels, Dr. Laurie Smaldone Alsup and the Hon. Wayne Wouters. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

L.	Critical Accounting Estimates
A discussion of the Registrant’s critical accounting estimates can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016, included in Exhibit No. 1.3 to this Annual Report, under the heading “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates”.

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
The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares, as amended on Form F-X/A filed with the Commission on June 1, 2015.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BLACKBERRY LIMITED

Date: April 1, 2016	By:	/s/ James Yersh
	Name:	James Yersh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended February 29, 2016, dated April 1, 2016.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 29, 2016, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 29, 2016.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.