Form 40-F
period 2017-02-28
BLACKBERRY Ltd
filed 2017-03-31
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2017	Commission File Number 0-29898
__________________________________________________________
BlackBerry Limited
(Exact name of Registrant as specified in its charter)

Ontario	3661	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)
2200 University Ave East
Waterloo, Ontario, Canada,
N2K 0A7
(519) 888-7465
(Address and telephone number of Registrant’s principal executive offices)
BlackBerry Corporation
3001 Bishop Drive, Suite 400
San Ramon, California, USA 94583
(925) 242-5660
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
The Registrant had 530,497,193 Common Shares outstanding as at February 28, 2017.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm
The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 31, 2017, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 28, 2017, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 28, 2017.

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
Audit Fees
The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 28, 2017 and February 29, 2016, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $2,891,007 and $2,567,933, respectively.
Audit-Related Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2017 and February 29, 2016, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were $18,071 and $13,042, respectively. Professional services provided included procedures related to the audit of new systems implemented.
Tax Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2017 and February 29, 2016, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $69,363 and $36,180, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2017 and February 29, 2016, respectively, for professional services rendered by EY for acquisition related due diligence were $80,277 and $422,200, respectively.
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

J.	Tabular Disclosure of Contractual Obligations
Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition - Aggregate Contractual Obligations”.

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
A discussion of the Registrant’s critical accounting estimates can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017, included in Exhibit No. 1.3 to this Annual Report, under the heading “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates”.

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
The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares, as amended on Form F-X/A filed with the Commission on June 1, 2015 and on Form F-X/A filed with the Commission on June 24, 2016.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BLACKBERRY LIMITED

Date: March 31, 2017	By:	/s/ Steven Capelli
	Name:	Steven Capelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended February 28, 2017, dated March 31, 2017.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 28, 2017, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2017.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.