Form 40-F
period 2018-02-28
BLACKBERRY Ltd
filed 2018-03-28
CIK 1070235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2018	Commission File Number 1-38232
__________________________________________________________
BlackBerry Limited
(Exact name of Registrant as specified in its charter)

Ontario	7372	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)
2200 University Ave East
Waterloo, Ontario, Canada,
N2K 0A7
(519) 888-7465
(Address and telephone number of Registrant’s principal executive offices)
BlackBerry Corporation
3001 Bishop Drive, Suite 400
San Ramon, California, USA 94583
(925) 242-5660
(Name, address and telephone number of agent for service in the United States)
 __________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange where registered
Common Shares, without par value	Toronto Stock Exchange
Common Shares, without par value	New York Stock Exchange
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
The Registrant had 536,733,733 Common Shares outstanding as at February 28, 2018.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
☐ Yes 82- _________ ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒             No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Disclosure Controls and Procedures”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Management’s Report on Internal Control Over Financial Reporting”.

C.	Attestation Report of the Registered Public Accounting Firm
The attestation report of Ernst & Young LLP (“EY”) is included in EY’s report, dated March 28, 2018, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended February 28, 2018, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting
See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018, included in Exhibit 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls – Changes in Internal Control Over Financial Reporting”.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended February 28, 2018.

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
Audit Fees
The aggregate fees billed by EY, the Company’s independent auditor, for the fiscal years ended February 28, 2018 and February 28, 2017, respectively, for professional services rendered by EY for the audit of the Company’s annual financial statements or services that are normally provided by EY in connection with statutory and regulatory filings or engagements for such fiscal years were $4,273,803 (of which $1,926,094 related to prior fiscal years) and $2,891,007, respectively.
Audit-Related Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2018 and February 28, 2017, respectively, for assurance and related services rendered by EY that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were $33,598 and $18,071, respectively. Professional services provided included procedures related to the audit of new systems implemented.
Tax Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2018 and February 28, 2017, respectively, for professional services rendered by EY for tax compliance, tax advice, tax planning and other services were $6,265 and $69,363, respectively. Tax services provided included international tax compliance engagements.
All Other Fees
The aggregate fees billed by EY for the fiscal years ended February 28, 2018 and February 28, 2017, respectively, for professional services rendered by EY for acquisition related due diligence were $129,301 and $80,277, respectively.
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

J.	Tabular Disclosure of Contractual Obligations
Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018, included in Exhibit No. 1.3 to this Annual Report, under the heading “Financial Condition - Aggregate Contractual Obligations”.

K.	Identification of Audit Committee
The Registrant has an Audit and Risk Management Committee comprised of four individuals: Barbara Stymiest (Chair), Timothy Dattels, Dr. Laurie Smaldone Alsup and the Hon. Wayne Wouters. Each of the members of the Audit and Risk Management Committee is independent as that term is defined by the rules and regulations of the New York Stock Exchange.

L.	Critical Accounting Estimates
A discussion of the Registrant’s critical accounting estimates can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018, included in Exhibit No. 1.3 to this Annual Report, under the heading “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates”.

M.	Interactive Data File
The Registrant has submitted to the Commission, included in Exhibit 101 to this Annual Report, an Interactive Data File.

N.	Mine Safety
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

BLACKBERRY LIMITED

Date: March 28, 2018	By:	/s/ Steven Capelli
	Name:	Steven Capelli
	Title:	Chief Financial Officer and Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended February 28, 2018, dated March 28, 2018.

1.2	Audited Consolidated Financial Statements for the fiscal year ended February 28, 2018, prepared in accordance with U.S. generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2018.

23.1	Consent of Ernst & Young LLP.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.